06012220

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Raiffeisen International Bank - Holding AG

*CURRENT ADDRESS Am Stadtpark 9

1030 Vienna

Austria

PROCESSED

APR 0 6 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34958

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: mm

DAT : 4/4/06

SUBJECT TO COMPLETION, DATED APRIL 1, 2005

CONFIDENTIAL

Raiffeisen INTERNATIONAL

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG

(Incorporated as a joint stock corporation in the Republic of Austria)

Offering of up to 34,270,000 Ordinary Bearer Shares (with no par value)

This is an offering of ordinary no-par value bearer shares ("Shares") of Raiffeisen International Bank-Holding AG ("Raiffeisen International"). The Offering consists of up to 13,300,000 Shares to be issued by Raiffeisen International (the "New Shares") and up to 16,500,000 Shares (the "Existing Shares", and together with the New Shares and the Additional Shares, as defined below, the "Offer Shares") offered by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB") and the European Bank for Reconstruction and Development, the International Finance Corporation and several Raiffeisen Landesbanken and Raiffeisen Landesbanken Holdings (collectively, the "Selling Shareholders"). The Offer Shares will be offered in (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America (the "United States" or "U.S.") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering" and together with the Austrian Offering, the "Offering"). In addition, we have granted to the Managers (as defined in "Plan of Distribution") an option exercisable by Merrill Lynch International on behalf of the Managers on one or more occasions, within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution") to purchase up to 4,470,000 additional newly issued shares (the "Additional Shares") to cover over-allotments.

The Offer Shares will represent a notional portion of our share capital of € 3.04 (rounded) each. The Offer Shares will be entitled to all dividends declared or paid by us with respect to fiscal year 2005 and subsequent fiscal years. On or about April 22, 2005, we will determine the offer price (the "Offer Price") in consultation with the joint global bookrunners. The Managers for the Offering expect to deliver the Offer Shares on or about April 27, 2005. Prior to this Offering there has been no active public market for the Shares.

For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, see "Risk Factors."

Range of Offer Price: € 27 to € 33 per Share

The Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer and Selling Restrictions."

All Shares have been admitted for listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) and are expected to trade on the Vienna Stock Exchange in the Prime Market segment commencing on or about April 25, 2005.

Joint Global Bookrunners and Joint Lead Managers

Merrill Lynch International **Raiffeisen Centrobank AG**

Offering Memorandum dated April [●], 2005

Raiffeisen INTERNATIONAL

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG

(Incorporated as a joint stock corporation in the Republic of Austria)

Listing of up to 142,770,000 Ordinary Bearer Shares (with no par value)

Offering of up to 34,270,000 Ordinary Bearer Shares (with no par value)

This is an offering of ordinary no-par value bearer shares ("Shares") of Raiffeisen International Bank-Holding AG ("Raiffeisen International") . The Offering consists of up to 13,300,000 Shares to be issued by Raiffeisen International (the "New Shares") and up to 16,500,000 Shares (the "Existing Shares", and together with the New Shares and the Additional Shares, as defined below, the "Offer Shares") offered by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB") and the European Bank for Reconstruction and Development, the International Finance Corporation and several Raiffeisen Landesbanken and Raiffeisen Landesbanken Holdings (collectively, the "Selling Shareholders"). The Offer Shares will be offered in (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America (the "United States" or "U.S.") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering" and together with the Austrian Offering, the "Offering"). In addition, we have granted to the Managers (as defined in "Plan of Distribution") an option exercisable by Merrill Lynch International on behalf of the Managers on one or more occasions, within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution") to purchase up to 4,470,000 additional newly issued shares (the "Additional Shares") to cover over-allotments.

The Offer Shares will represent a notional portion of our share capital of € 3.04 (rounded) each. The Offer Shares will be entitled to all dividends declared or paid by us with respect to fiscal year 2005 and subsequent fiscal years. On or about April 22, 2005, we will determine the offer price (the "Offer Price") in consultation with the joint global bookrunners. The Managers for the Offering expect to deliver the Offer Shares on or about April 27, 2005. Prior to this Offering there has been no active public market for the Shares.

For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, see "Risk Factors."

Range of Offer Price: € 27 to € 33 per Share

The Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer and Selling Restrictions."

All Shares have been admitted for listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) and are expected to trade on the Vienna Stock Exchange in the Prime Market segment commencing on or about April 25, 2005.

Joint Global Bookrunners and Joint Lead Managers

Merrill Lynch International **Raiffeisen Centrobank AG**

Listing Prospectus dated March 30, 2005 as supplemented April 1, 2005

This confidential Offering Memorandum does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Offer Shares offered hereby, and does not constitute an offer to sell or a solicitation of an offer to buy any Offer Shares offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Offering Memorandum nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of Raiffeisen International or its subsidiaries or that the information contained herein is correct as of any date subsequent to the earlier of the date hereof and any earlier specified date with respect to such information.

This Offering Memorandum has been prepared and is also used as a prospectus in accordance with the Austrian Stock Exchange Act (*Börsegesetz*), as amended (the "Stock Exchange Act") and filed as a listing prospectus (*Börseprospekt*) with the Vienna Stock Exchange in accordance with the Austrian Stock Exchange Act in connection with the listing application of up to 142,770,000 Shares for the Official Market (*Amtlicher Handel*), and is expected to be filed with the filing office (*Meldestelle*) at Oesterreichische Kontrollbank Aktiengesellschaft in accordance with the Austrian Capital Market Act (*Kapitalmarktgesetz*), as amended (the "Capital Market Act").

The distribution of this Offering Memorandum and the offer of the Offer Shares may, in certain jurisdictions, be restricted by law. We and the underwriters specified herein (the "Managers") require persons into whose possession this Offering Memorandum comes to inform themselves of and observe all such restrictions. Neither we nor the Managers accept any legal responsibility for any violation by any person, whether or not a prospective investor in Offer Shares, of any such restrictions. For a further description of certain restrictions on offers and sales of the subscription rights or New Shares, and on the distribution of this Offering Memorandum, see "Transfer and Selling Restrictions."

Neither we nor the Managers nor any of their respective representatives are making any representation to any offeree or purchaser of the securities offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to the legal, tax, business, financial and related aspects of the purchase of the securities.

This Offering Memorandum has been prepared by us in connection with the Offering solely for the purpose of enabling a prospective investor to consider the purchase of the Offer Shares. Reproduction and distribution of this Offering Memorandum or revelation or use of the information contained herein for any purpose other than considering investment in the Offer Shares is prohibited.

The information contained in this Offering Memorandum has been provided by us and other sources identified herein. No representation or warranty, express or implied, is made by the Managers as to the accuracy or completeness of the information set forth herein and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation, whether as to the past or the future. No person has been authorized to give any information or to make any representation not contained in this Offering Memorandum in connection with the Offering and, if given or made, any such information or representation should not be relied upon as having been authorized by us or the Managers.

In making an investment decision, investors must rely on their own examination of Raiffeisen International, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offer Shares should be based solely on this Offering Memorandum.

In connection with this Offering, Merrill Lynch International or an agent or affiliate of Merrill Lynch International (in such capacity, the "Stabilization Manager") may over-allot or effect transactions which stabilize or maintain the market price of our Shares at levels which might not otherwise prevail. Such transactions may be effected on the Vienna Stock Exchange, in the over-the-counter market or otherwise. The Stabilization Manager is not obligated to engage in any such stabilization activities, and such stabilization, if commenced, may be discontinued at any time without prior notice. The stabilization period will end no later than 30 days following the date of commencement of trading of the Shares on the Vienna Stock Exchange.

CERTAIN U.S. MATTERS

The Shares offered hereby have not been and will not be registered under the Securities Act and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration

requirements of the Securities Act and applicable state securities laws. Accordingly, the Shares are being sold in the United States only to qualified institutional buyers ("QIBs") in transactions exempt from the registration requirements of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective purchasers are hereby notified that sellers of the Shares may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfer of the Shares, see "Transfer and Selling Restrictions."

The Shares offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the offering or confirmed the accuracy or determined the adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CERTAIN U.K. MATTERS

This Offering Memorandum is only being distributed in the United Kingdom to, and is only directed at, (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the *Financial Services and Markets Act 2000 (Financial Promotion) Order 2001*, and to (b) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). This Offering Memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

CERTAIN GERMAN MATTERS

In the Federal Republic of Germany, the Offer Shares are being offered or sold in accordance with the provisions of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of September 9, 1998, as amended. This Offering Memorandum does not constitute an offer to the general public in Germany. A securities sales prospectus has not been, and will not be, published in Germany with respect to the Offer Shares.

ENFORCEMENT OF CIVIL LIABILITIES

The majority of our supervisory board (the "Supervisory Board") members, managing board (the "Management Board") members and certain executive officers and certain experts named in this Offering Memorandum are residents of the Republic of Austria or other European Union member states and all or a substantial portion of the assets of such persons and of the Group are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Raiffeisen International or such persons or to enforce against them in United States courts judgments obtained in such

courts based on the civil liability provisions of the United States securities laws. In general, the enforceability in Austrian courts of a final judgment of a United States court would require a retrial of the case in the Republic of Austria.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and our Company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, we will furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act upon request of any such person.

Our Shares were admitted to listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (Austria). As a result of such listing, we are subject to the informational reporting requirements of the Austrian Stock Exchange Act. In accordance with the Austrian Stock Exchange Act and the Prime Market regulation (*Regelwerk Prime Market*), we are required to file three quarterly reports as well as annual financial statements, a corporate action timetable, notices of shareholders' meetings and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders' rights, substantial modifications in stakeholdings formerly published if known to us, the Austrian paying agent, buy-back programs relating to the listed shares and any new facts likely to have a significant influence on the price of our Shares ("Ad Hoc Information"). Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority (*Finanzmarktaufsichtsbehörde*). All the information mentioned above will be publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstrasse 8, 1010 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders' meetings and notices of new price-sensitive facts can also be found on the Vienna Stock Exchange's website at www.wienerborse.at as well as on our website: www.ri.co.at.

DEFINITIONS

In this Offering Memorandum:

- References to the "Offering Memorandum" are to this document.
- References to "Raiffeisen International", "RI" or the "Company" are to Raiffeisen International Bank-Holding AG.
- References to "we", "us", "our" or the "Group" are to Raiffeisen International Bank-Holding AG together with, unless the context requires otherwise, its consolidated subsidiaries.
- References to "Network" are to our network of banks, leasing, asset management and other financing subsidiaries across Central and Eastern Europe.
- References to "Network Banks" are to our majority-owned banking subsidiaries.
- References to "Network Units" are to our subsidiaries.
- References to "RZB" are to Raiffeisen Zentralbank Österreich Aktiengesellschaft, which together with the other Selling Shareholders will be selling part of its shares in us.
- References to "RZB Group" are to RZB and its subsidiaries, including us.
- References to "Raiffeisen Landesbanken" are to one or more of Raiffeisenverband Salzburg reg. Gen.m.b.H., Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H., Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, Raiffeisenlandesbank Vorarlberg Waren- und Revisionsverband reg. Gen.m.b.H., Raiffeisenlandesbank Burgenland und Revisionsverband, reg. Gen.m.b.H., Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, each of which owns, directly or indirectly, shares in RZB.

- References to "Raiffeisen Landesbanken Holdings" are to RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, RLB Burgenland Unternehmensbeteiligungs Ges.m.b.H., Raiffeisen Bank (Liechtenstein) AG and Salzburg München Bank AG, which are owned by various Raiffeisen Landesbanken or other RBG members and hold shares of RI.
- References to "RBG" or the "RBG Group" are to the three-tier Austrian Raiffeisen Banking Group, including the RZB Group and the regional Raiffeisen Landesbanken and local Raiffeisen banks in Austria.
- References to "Selling Shareholders" are to the European Bank of Reconstruction and Development, the International Finance Corporation, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, RLB Burgenland Unternehmensbeteiligungs Gen.m.b.H., Raiffeisen Bank (Liechtenstein) AG, Raiffeisenverband Salzburg, reg.Gen.m.b.H., and Salzburg München Bank AG.
- References to "CEE" are to the countries of Central and Eastern Europe.
- References to "CE" are to the countries of Central Europe in which we operate: the Czech Republic, Hungary, Lithuania, Poland, Slovenia and Slovakia.
- References to "CIS" are to the countries in the Commonwealth of Independent States in which we operate: Belarus, Kazakhstan, Russia and Ukraine.
- References to "SEE" are to the South-Eastern European countries in which we operate: Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Serbia & Montenegro (including Kosovo) and Romania.
- References to "U.S. dollars", "U.S.$" or "$" are to United States dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Offering Memorandum contains audited consolidated financial statements for our Company at and for the year ended December 31, 2003 and 2004, which were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft as well as comparative figures for our Company at and for the year ended December 31, 2002 which were audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (including the notes thereto, the "Consolidated Financial Statements"), see "Index to Consolidated Financial Statements." We have prepared the Consolidated Financial Statements contained herein in accordance with International Financial Reporting Standards ("IFRS"). IFRS differ in certain respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). For a summary of certain differences between IFRS and U.S. GAAP affecting our Consolidated Financial Statements, see "Summary of Principal Differences between IFRS and U.S. GAAP."

The auditors' reports on the Audited Annual Consolidated Financial Statements, issued to comply with Austrian regulations, are included in this Offering Memorandum. This form of report does not comply with United States Generally Accepted Auditing Standards ("U.S. GAAS").

Certain numerical information and other amounts and percentages presented in this Offering Memorandum may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. We present our financial statements in euros.

INDUSTRY AND MARKET DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Offering Memorandum consists of estimates based on data reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of its sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and

estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, we have not independently verified that data. We cannot assure you of the accuracy and completeness of, and take no responsibility for, such data. Similarly, while we believe our internal estimates to be reasonable, such estimates have not been verified by any independent sources and we cannot assure potential investors as to their accuracy. We do not intend, and do not assume any obligations, to update industry or market data set forth in this Offering Memorandum.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business Description" and in other sections statements that are, or may be deemed to be, "forward-looking statements." In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Offering Memorandum and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Prospective investors should not place undue reliance on these forward-looking statements.

Many factors that could cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements continued in this Offering Memorandum.

These factors include, among others:

- those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Drivers";
- our ability to compete in the regions in which we operate;
- our ability to meet the needs of our customers;
- our ability to integrate our acquisitions in general and to consummate our proposed acquisition in the Ukraine in particular;
- uncertainties associated with general economic conditions particularly in the CEE;
- governmental factors, including the costs of compliance with regulations and the impact of regulatory changes;
- the impact of currency exchange rate and interest rate fluctuations; and
- other risks, uncertainties and factors inherent in our business.

We do not intend, and do not assume any obligations, to update forward-looking statements set forth in this Offering Memorandum.

TABLE OF CONTENTS

SUMMARY

This summary highlights information contained elsewhere in this Offering Memorandum and is qualified in its entirety by reference to the more extensive information contained in this Offering Memorandum. This summary may not contain all of the information that investors should consider before deciding to or invest in the Offer Shares. Investors should read this entire Offering Memorandum carefully, including the "Risk Factors" and the Consolidated Financial Statements.

Raiffeisen International Bank-Holding AG

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of banks across the region. As part of the Austrian Raiffeisen Banking Group, we own and operate universal commercial banks and leasing companies in 15 countries in the CEE including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit and debit cards, mortgages and leasing.

We are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB").

Our operations are organized according to both business segments and according to geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe, South-Eastern Europe and the Commonwealth of Independent States. In Central Europe, we have Network Banks in the Czech Republic, Hungary, Poland, Slovakia and Slovenia. In South-Eastern Europe, we are present in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia & Montenegro. We also have Network Banks in the Commonwealth of Independent States in Belarus, Russia and Ukraine.

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271.3 million and a return on equity before tax including minority interests of 22.3%.

Competitive Strengths

We believe our success is due, in large part, to the following competitive strengths:

- *Market Position.* We have a leading market position in the CEE as measured both by the geographic coverage of our Network Banks as well as by our position in local markets.
- *Local Experience Combined with Western Standards of Service.* Our ability to combine local expertise with high quality service and efficiency standards of Western financial institutions differentiates us from both our local and multinational competitors.
- *Geographic Diversity.* Because our presence in the CEE is spread across a number of different countries we are able to benefit from the growth opportunities present in the CEE without being over-exposed to risks associated with any single country or region.
- *Speed.* We have established our presence in the CEE in large part by identifying growth opportunities and entering geographic and product markets and customer segments early and ahead of our competition.
- *Brand Recognition.* We believe that familiarity with our brand among existing and potential customers allows us to enter new markets and to introduce new products more effectively.
- *Integration of Acquisitions.* Over the past six years we have demonstrated our ability to integrate acquired banks into our Network quickly and successfully.

- *Employees.* Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in the CEE, in part through implementing the following strategies:

- *Exploit the Fastest Growing Markets and Business Segments.* We plan to use our long-established ties and our extensive network of banks across the region to take advantage of long term profitable asset growth opportunities in the CEE, in particular by focusing on the fastest growing regions and business segments.
- *Build on Leading Market Positions.* We intend to use our leading market positions in a number of countries and product areas to leverage our success and our brand name to invest in new distribution channels, roll out new products and expand into new customer segments.
- *Accelerate Growth Through Selected, Profitable Acquisitions.* We may pursue selected acquisition opportunities in order to develop our Network at a faster pace and to facilitate our entry into new customer segments, such as retail banking, more effectively.
- *Maintain and Improve Efficiency of Our Operations.* We want to maintain and further enhance our credit risk management record by rolling out a standardized scoring system, introducing a state-of-the-art bad-debt collection system and further enhancing of our portfolio management strategy. In addition, we will continue to focus on tight cost efficiency programs and exploit economies of scale within the Network to reduce our cost-to-income ratio.

History

RZB was one of the first financial institutions to recognize the opportunity for Western banks to establish a presence in the CEE. Our first unit in the CEE preceded the momentous political changes of 1989 by two years. RZB first entered the CEE in 1987, with the establishment of Unicbank (later renamed Raiffeisen Bank Rt.) in Hungary.

RI was established in 1991 and currently serves as a holding company for RZB Group's operations in the CEE.

We began to build our Network in the CEE through start-up ventures and organic growth. In more recent years, we have expanded our presence primarily through acquisitions. Among Western banks with a substantial presence in the CEE, we are unusual in that the majority of our Network is the result of organic asset growth. In the 10 countries where we established start-up ventures, we attempted to enter new markets early, and ahead of competition, and then to expand locally in line with business growth and customer demand. As a result, we were able to achieve healthy organic growth, without straining our available capital and management resources.

In order to develop our Network at a faster pace, and to facilitate our entry into new product segments such as retail banking, we have more recently pursued acquisitions of local banks in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and, most recently, Albania. We are also currently considering the acquisition of the second largest bank in the Ukraine.

SUMMARY OF THE OFFERING

The Offering	The Offering consists of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering"). The Managers reserve the right to reject any order in whole or in part.
The Offer Shares	Up to 13,300,000 New Shares, up to 16,500,000 Existing Shares and up to 4,470,000 Additional Shares as described below.
Existing Shares	RZB will sell up to 7,500,008 Existing Shares, the European Bank for Reconstruction and Development ("EBRD") up to 1,000,000 Existing Shares, the International Finance Corporation ("IFC") up to 500,000 Existing Shares and several Raiffeisen Landesbanken and Raiffeisen Landesbanken Holdings, together will sell up to 7,499,992 Existing Shares.
Selling Shareholders	The European Bank for Reconstruction and Development, the International Finance Corporation, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, RLB Burgenland Unternehmensbeteiligungs Ges.m.b.H., Raiffeisen Bank (Liechtenstein) AG, Raiffeisenverband Salzburg, reg.Gen.m.b.H., and Salzburg München Bank AG.
Over-allotment Option and Additional Shares	We will grant the Managers an option, exercisable within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution"), to subscribe for and purchase up to 4,470,000 additional newly issued shares (the "Additional Shares") at the Offer Price, to cover over-allotments.
Offer Period	The offer period for the public offering in Austria is expected to run from April 4, 2005 through April 21, 2005. The offer period for the private placements to institutional investors inside and outside of Austria is expected to run from April 4, 2005 through April 22, 2005. We may extend the offer periods or terminate the Offering at any time without cause.
Price Range	The Offer Price will be between € 27 and € 33 per Share.
Offer Price	On or about April 22, 2005, we will determine the final Offer Price in consultation with the Joint Global Bookrunners on the basis of the order book established in the course of the bookbuilding process. The Offer Price will be published via electronic information services such as Reuters or Bloomberg on or about April 25, 2005 and in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) shortly thereafter.

Payment and Delivery	The Offer Shares allotted will be available on or about April 25, 2005. We expect that delivery of the Offer Shares against payment will take place on or about April 27, 2005. The Offer Shares purchased in this Offering will be represented by one or more global share certificates that will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"). Investors purchasing Offer Shares will not be entitled to receive individual share certificates.
Dividends	The Offer Shares carry full dividend rights from and including the fiscal year beginning on January 1, 2005.
Voting Rights	Each Offer Share entitles its holder to one vote at our shareholders' meetings.
Use of Proceeds	The net proceeds to us of this Offering are expected to amount to € 380.0 million, on the basis of a hypothetical Offer Price of € 30 per Offer Share, the mid-point in the range for the Offer Price assuming no exercise of the Managers' over-allotment option. We will not receive any proceeds from the sale of the Existing Shares by RZB and the other Selling Shareholders. The commission we will pay to the Managers will amount to approximately € 10.0 million. Other costs and expenses including the Austrian company tax (*Gesellschaftsteuer*) of 1% of the proceeds from the sale of the New Shares to be borne by us in connection with the Offering will amount to approximately € 9.0 million. If the over-allotment option granted to the Managers is fully exercised, the net proceeds would increase to approximately € 510.7 million, and the expected aggregate underwriting commission (already deducted in the aforementioned figure) would increase by approximately € 2.1 million to € 12.1 million. We intend to use the net proceeds to us from this Offering to support further dynamic asset growth in our Network of financial institutions and consolidated related companies in Central and Eastern Europe and, in addition, for general corporate purposes. We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Aval Bank in the Ukraine through May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of the net proceeds to us of this Offering.
Employee Offering	Under the employee share purchase program, all employees of participating RZB Group companies as of April 1, 2005 (including management) are invited to purchase Offer Shares, to the extent any such offering is lawful under local regulations. Employees are entitled to purchase Offer Shares worth up to € 7,300 with a 20% discount from the Offer Price. Employees will receive a preferred allocation.
Customer Preferred Offering	Customers of selected member banks of the Austrian Raiffeisen Banking Group will receive a preferred allocation of Offer Shares worth up to € 7,500 each.
Lock-up	RI, RZB and the other Selling Shareholders have agreed with the Managers in the Underwriting Agreement that, prior to 180 days after the date of the Underwriting Agreement, none of them or their subsidiaries will, without the prior consent of the Managers,

	(i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up does not apply to entities holding a banking license which carry out such transactions in their ordinary course of business.
Listing	On March 30, 2005 the Shares were admitted for listing on the Official Market of the Vienna Stock Exchange and trading in the Shares is expected to commence in the Prime Market segment on or about April 25, 2005.
Closing Date	The closing of the Offering is expected to occur on or about April 27, 2005.
Securities Identification Number	ISIN: AT0000606306
Trading Symbol	RIBH
Risk Factors	For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, please refer to "Risk Factors" below.

SUMMARY FINANCIAL AND OPERATING DATA

The following summary consolidated financial data of our Group are derived from our Consolidated Financial Statements as at and for the 12 months ended December 31, 2002, 2003 and 2004. This selected financial data should be read in conjunction with our Consolidated Financial Statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

	As of and for the years ended December 31,		
	2002	2003	2004
	in € million, except % and per share amounts		
Balance sheet data			
Total assets	14,381	20,063	28,907
Trading assets	1,484	1,480	2,447
Loans and advances to banks	2,719	3.521	4,779
Loans and advances to customers	8,240	11,707	16,242
Impairment losses on loans and advances	(188)	(272)	(366)
Financial investments	226	465	2,367
Tangible fixed assets	274	333	441
Deposits from banks	2,909	5,320	6,620
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Trading liabilities	121	115	410
Other liabilities	187	357	313
Shareholders' equity (including consolidated profit)	918	1,103	1,840
Supplemental balance sheet data			
Risk-weighted assets (banking book)	8,387	12,042	16,690
Own funds requirement for market risk positions	72	61	236
Tier 1 capital (core capital)	907	1,204	1,977
Total own funds (total capital)	1,071	1,463	2,360
Tier 1 ratio (banking book) (in %)	10.8	10.0	11.8
Tier 1 ratio (including market risk) (in %)	9.8	9.4	10.1
Own funds ratio (total capital ratio) (in %)	11.5	11.4	12.0
Income statement data			
Net interest income after provisioning	344	476	668
Net commission income	135	213	298
Trading profit/(loss)	200	242	221
General administrative expenses	(510)	(659)	(823)
Profit before tax	175	277	342
Consolidated profit	104	179	211
Supplemental income statement data			
Earnings per share (in €)(1)	1.04	1.79	1.95
Return on equity after tax (in %)	15.4	19.8	17.7
Return on assets before tax (in %)	1.36	1.61	1.41
Cost/income ratio (in %)	70.3	64.7	63.4
Provisioning for impairment losses/average risk-weighted assets (banking book) (in %)	0.69	0.86	0.98

(1) Amounts adjusted for 2-for-1 share split. We have calculated our earnings per share using the weighted average number of Shares outstanding in each year: 100,000,000 Shares in 2002 and 2003 and 108,169,399 Shares in 2004.

Before purchasing any Offer Shares, prospective investors should consider carefully the specific risk factors set out below, and the other information contained in this Offering Memorandum, including the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Drivers" and "Risk Management" and the Consolidated Financial Statements and related notes. Any of the following risk factors, as well as other influences beyond our control, may adversely affect our financial condition and results of operations and may impact our ability to achieve our strategic objectives.

Risk Relating to Our Business

We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe.

We have Network Banks in 15 CEE countries including Kosovo and a more limited presence in Lithuania and Kazakhstan. Virtually all of our income is derived from our operations in these countries and part of our strategy is to further expand our existing operations in the region and to develop operations in other CEE countries. As a result, our operations are exposed to risks common to all regions undergoing rapid political, economic and social change, including currency fluctuations, exchange control restrictions, evolving regulatory environment, inflation, economic recession, local market disruption and labor unrest. The occurrence of any of these events may adversely affect our ability to conduct our business in the affected part of the CEE region. The occurrence of one or more of these events may also affect the ability of our clients or counterparties located in the affected country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us.

The prevailing political, economic and social conditions in a country or region also significantly affect the general demand for loans and other banking services in that country or region. The possibility of future instability or a reaction against market reforms cannot be discounted, as demonstrated by the recent political crisis in Ukraine as a result of wide-spread irregularities during the presidential elections. Our exposure to Ukraine would increase significantly if we acquire Aval Bank in 2005. The risk of direct government interference in times of economic crises is also generally higher in the CEE markets in which we operate. Under economic pressure, local government may be more easily tempted to implement a variety of measures, ranging from various forms of transfer restrictions to foreign currency restrictions to the seizures of physical or financial assets. The Russian government, for example, imposed a 90-day moratorium on the payment of bank obligations to foreign counterparties immediately after it defaulted on its short-term local currency debt in August, 1998. Consequently, the income of our subsidiaries, our financial condition and results of operation are sensitive to the political and social developments in the CEE and to the performance of the relevant economies.

The level of risk, however, differs significantly from country to country, and generally depends on the economic and political development stage of each country. Political and economic instability are particular concerns in the SEE (except for Bulgaria and Romania, which expect to join the EU in 2007 and Croatia which is expected to begin EU membership negotiations in 2005) and in Belarus, Russia and Ukraine. While we do have a system of controls and procedures designed to mitigate country risk, there can be no assurance that future political, economic and social developments in the CEE will not have a significant adverse effect on our business, financial condition or results of operations, or impair our ability to implement our strategies. You can find a more detailed description of the markets in which we are operating in under "Market Overview" below. For a description of how we manage country risk, see "Risk Management—Country Risk" below.

We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors.

We face significant competition in all aspects of our business. Our subsidiaries compete with a number of large international financial institutions and local competitors, including retail and commercial banks, mortgage banks, investment banking firms, brokerage firms and other financial services firms.

The trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing

power. These global financial institutions may be more attractive, especially to certain large corporate customers, because of their world-wide presence and their ability to provide banking services beyond the CEE.

We face competition from local banks which, in many cases, have a considerably larger presence than we do in certain countries. While we do have one of the largest overall presences of any banking group in the CEE, some of our Network Banks have relatively small market shares in their respective local markets. In many markets, we face competition from established local banks which operate a larger number of branches than we do and which are able to offer customers a wider range of banking and financial products and services. Larger local competitors also benefit from relationships with a large number of existing customers. Consequently, local banks may enjoy a competitive advantage in some markets, which may make it difficult for us to compete effectively in those markets.

As banking markets in the CEE mature, we expect competition from both global financial institutions and local competitors to increase and for net interest margins to fall. In particular, we expect that, with the EU accession of a number of countries, competitive pressures will increase as banking groups already active in the CEE banking markets seek to expand their presence. New entrants may also move into these markets. Our ability to compete effectively will depend on the ability of our businesses to adapt quickly to significant market and industry trends. If we fail to compete effectively with either larger local competitors or large multinational financial institutions our business, results of operations and financial condition may be adversely affected. For a more detailed discussion of the current competitive landscape and competition trends in CEE banking markets, please see "Market Overview—Competition" below.

Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks.

Almost all of our operations, assets and customers are located in CEE countries that are not part of the eurozone. Our operations in these countries account for virtually all of our income and for the large majority of our liabilities and expenses. Accordingly, our balance sheet position and results of operation are exposed to the effects of fluctuations in the value of the euro against the local currencies of these countries.

Even where loans to our customers are denominated in euros, these customers typically derive their main income in local currencies, which leaves them exposed to currency risk. A significant depreciation of the relevant local currency against the euro would make it more difficult for these customers to repay their loans, and the credit risk associated with these customers and defaults rate could increase.

In addition, exchange rate movements between the euro and the local reporting currencies of our Network Units in the CEE have a significant effect on our balance sheet positions stated in euro terms. We show translation differences between the local currency denominated equity positions of our fully consolidated Network Units and the euro as effects arising from currency translation which reduce our equity.

The currencies of some of the CEE countries in which our subsidiaries operate have been highly volatile in the past and, in the case of Belarus, Romania and Russia, have recently suffered from hyperinflation, which has had a negative impact on our results of operations in these countries. The effects of exchange rate fluctuations on our financial statements and our approach to currency risk management are more fully explained under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Effects of Currency Fluctuations", "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" and under "Risk Management—Market Risk" below.

A significant portion of our total net income in the past three years has come from profit in our Treasury segment, which can be volatile.

In 2004, our Treasury segment contributed € 112 million, or 32.7% of total profit before tax. We take a number of open (un-hedged) positions on interest rates, currency rates and financial instruments in the expectation that favorable market movements will result in a profit. These open positions expose us to market risk, i.e. the risk that changes in interest rates, in exchange rates or in the prices of securities could lead to losses. Actual trading and market positioning is decentralized and takes place on a local level at each Network Bank,

based on market risk limits approved and monitored for each Network Bank by RZB. For more information on our capital hedging activities and on how we manage market risk, please see "Risk Management—Currency Risk" and "Risk Management—Market Risk" below.

Because our trading income depends on numerous factors that are unpredictable and beyond our control, results from our treasury operations can be volatile and may lead to significant losses. Our trading income over the past years has been derived primarily from currency-related and interest rate-related contracts and to a lesser extent from securities trading and investment and there is no guarantee that the level of trading income achieved in fiscal year 2004 can be improved, or that it is sustainable. A significant decline in our trading income or running a trading loss could adversely affect our business, results of operations and financial condition.

The integration of acquisitions may be difficult and we may not be able to achieve anticipated synergies or other expected benefits.

Over the past several years, we have made a number of acquisitions including in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and Albania. Acquisitions require the attention of management and the diversion of other resources. Our ability to integrate and manage acquired businesses effectively and to handle any future growth will depend upon a number of factors, including our ability to:

- integrate the infrastructure of the acquired businesses, including management information systems and risk and asset-liability management systems;
- achieve synergies in a timely manner and to control costs;
- resolve outstanding legal, regulatory, contractual and labor issues arising from the acquisition;
- integrate marketing, customer service and product offerings;
- integrate different company and management cultures; and
- convert the IT and other systems and procedures of the acquired businesses to Raiffeisen standards to promote our business model and branding.

Cross-border acquisitions, especially in countries where we have not had a previous presence, can be even more challenging because of language barriers and differences in national cultures, business practices and political and legal systems.

Although we believe that the integration of our existing operations across the CEE has progressed satisfactorily, there can be no assurance that significant difficulties will not arise, or that material additional expenditures will not be necessary. If we fail to integrate acquired companies successfully on a timely and efficient basis, incur higher than expected costs in the integration process or cannot sufficiently expand or otherwise improve the profitability of the banks we may acquire, we may be unable to achieve anticipated synergies or other expected benefits. Failure to integrate our operations successfully could have a material adverse impact on our business, results of operations and financial condition and may prevent us from achieving our strategic objectives.

Future acquisitions will create additional challenges.

As part of our growth strategy in the CEE, we may decide to make additional acquisitions in the future to complement the organic growth of our Network. Whether we will be able to successfully pursue our strategy of accelerating growth through selected acquisitions will depend on, among other things, our ability to identify suitable acquisition or investment opportunities and to successfully consummate those transactions. You can find more detail on our criteria for evaluating potential acquisitions under "Business Description—Our Strategy—Accelerate Growth Through Selected Profitable Acquisitions."

Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to any acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a business prior to its acquisition. For example, the failure to identify and accurately determine the level of credit risk or market risk to which an acquired business is exposed prior to its acquisition may lead to unexpected losses following the acquisition which may have a significant adverse effect on our overall business, results of operation and financial condition.

We have signed a memorandum of understanding with the shareholders of the Ukrainian bank Aval Bank which gives us the exclusive right to negotiate the purchase of shares in Aval Bank until May 31, 2005. Should we acquire Aval Bank, there can be no assurance that we will be able to successfully integrate it with our existing Network Bank in the Ukraine, that we will achieve anticipated synergies or that we will be able to continue to grow our overall business in the Ukraine at the same pace as before the acquisition of Aval Bank.

We may not be able to continue to grow at the same pace as in the past.

In the past, our business has been characterized by rapid regional expansion. Our strategy has relied, and will continue to rely, on our ability to identify and enter promising new product areas, customer segments and geographic markets early on and ahead of our competition and to expand then locally. We originally pursued this strategy entirely through organic growth and, more recently, through various acquisitions. Our expansion strategy for the CEE, however, faces challenges resulting from of a variety of factors beyond our control.

Our ability to grow organically will depend in large part on the continued general growth of the banking sector in the countries in which we operate. Growth of the CEE banking sector may slow for a variety of reasons. As the economies of the CEE mature, growth in the banking sector can be expected to slow and, over the longer term, to grow in line with the growth of the overall economy. In particular, because banking markets in the CE are more established than those in the SEE and the CIS, we expect that the value of banking assets as a percentage of GDP will grow more slowly in Central Europe than in other less-mature banking markets. The Czech Republic, Hungary, Poland, Slovakia and Slovenia joined the European Union in 2004 and Bulgaria and Romania are scheduled to join the European Union in 2007 while Croatia is expected to start negotiating membership in 2005. Economic growth in the CEE region may be restrained in coming years by European Union legal, fiscal and monetary regulations, which may limit a country's ability to respond to local economic circumstances. Moreover, some CEE countries are expected to raise tax rates and levies to European Union standards to put public sector finance on a sustainable basis. We also expect that, with accession, competitive pressures will increase as banking groups already active in the CEE banking markets will seek to expand their presence. New entrants may also move into these markets. Slowing growth of the banking sector in the CEE region along with increased competition will make it difficult to grow organically at the same rate as in the past. Failure to identify and to realize suitable acquisition opportunities or to integrate any future acquisitions successfully may make it impossible for us to successfully implement our strategy of accelerating growth through selected acquisitions. This may have a significant adverse effect on our business, financial condition and results of operations.

As part of our overall growth strategy, we are particularly seeking to expand our business with SME and retail customers throughout the region. Our expansion in this market requires significant investments in our branch network, as well as new products and services geared towards SME and retail customers. Our Retail Customers segment was profitable for the first time in 2004. Because expansion of our business with retail and SME customers requires significant up front costs, we are relying on our ability to grow our Retail Customers segment considerably to achieve profitability in line with our other businesses. Failure to expand our retail banking business profitably will have a significant adverse effect on the overall growth of our business, and on our results of operations and financial condition.

We may have difficulty recruiting or retaining qualified employees.

The continued growth of our existing operations and our ability to successfully expand into new markets depends on our ability to retain existing employees and to identify and recruit additional individuals who are not only familiar with the local language, customs and market conditions, but also have the necessary qualifications and level of experience in banking. In many of the emerging markets in which our subsidiaries operate, or in which we may want to enter in the future, the pool of individuals with the required set of skills is much smaller

than in most Western European countries or the United States. Increasing competition for labor in the CEE from other international financial institutions with significant capital resources may also make it more difficult for us to pay competitive compensation and to attract and retain qualified employees, and may lead to rising labor costs in the future.

If we are unable to attract and retain new talent in key strategic markets or if competition for qualified employees increases our labor costs, it may have a material adverse effect on our business, results of operations and financial condition and may impair our ability to achieve our strategic objectives.

There are risks associated with complex information technology systems.

Large-scale institutional banking activities, such as those conducted by us, are increasingly dependent on highly-sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, malicious hacking, physical damage to vital IT centers and computer virus infection. Harmonizing the IT systems in 15 individual Network Banks to create a consistent IT architecture poses significant challenges. In addition, our IT systems need regular upgrading to meet the needs of changing business and regulatory requirements and to keep pace with the rapid growth of some of our Network Banks and our possible expansion into new markets.

In the past, our IT systems have been characterized by several functional limitations and there is a continuing need to further integrate and harmonize our IT infrastructure throughout our Network. These functional limitations still affect some of our Network Banks with respect to certain aspects of their operations, including real-time centralized collection of branch and account data. Therefore, management may not have full access to all information required for decision-making processes, which may result in suboptimal decisions being taken, which in turn may have an adverse effect on our business, financial condition and results of operations.

To resolve these problems and to minimize the associated risks, we are taking steps to improve our IT infrastructure throughout our Network and we also believe that our new IT systems will, in the medium term, both decrease our operational costs and facilitate the introduction of new banking and non-banking products. You can find a detailed discussion of our IT systems and IT strategy under "Business Description—Information Technology" below.

The problems, challenges and upgrade requirements described above pose significant risks to our business, even though we have taken measures to protect ourselves against them. We may not be able to implement necessary upgrades on a timely basis and upgrades may fail to be fully functional as required. In addition to costs incurred as a result of any failure of our IT system, we could face fines from bank regulators. Consequently, any major disruption of our existing IT systems or a failure to meet the challenges described above may have a material adverse effect on our business, results of operations and financial condition.

Defaults by customers or counterparties may lead to losses which exceed our provisions and the maximum probable losses envisaged by our risk management procedures.

Like other financial institutions, business in our Network Units is exposed to the risk that third parties who owe us money, securities and other assets will not perform their obligations. This credit risk includes risks related to traditional bank loans as well as other banking and non-banking activities. If our customers or counterparties default on their obligations to us we will incur losses.

In accordance with IFRS, we account for the possibility that a customer may default by making provisions for expected losses. These provisions reflect our estimates of probable losses in our loan portfolio. If a higher than expected proportion of our customers default or if the average amount lost as a result of defaults is higher than expected, our actual losses due to customer defaults will exceed the amount of our provisions and our operating profit will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances." As of December 31, 2004, our total provisions for impairment losses amounted to € 366 million. Except for 1998, our actual losses have never exceeded our provisions.

We also actively manage credit risk and analyze credit transactions by calculating the expected loss resulting from an event of default (based on our historical loss experience) and by determining the unexpected

loss on our loan portfolio (based on our estimate of the likely maximum deviation from the expected loss). You can find a detailed discussion of our approach to managing credit risk under "Risk Management—Credit Risk".

Our expectations about future credit losses may, however, be incorrect for a variety of reasons. An unexpected decline in general economic conditions, unanticipated political events or a lack of liquidity in the economy may all result in credit losses which exceed the amount of our provisions or the maximum probable losses envisaged by our risk management procedures. Because our operations are concentrated in the CEE, we are particularly exposed to the risk of a general economic downturn or other event which affects default rates across the CEE.

If losses due to customer and counter-party defaults significantly exceed the amounts of our provisions, this could have a significant adverse effect on our business, results of operations and financial condition.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

We cooperate closely with RZB in the area of risk management and invest substantial time and effort in our strategies and procedures for managing not only credit risk, but also other risks, such as country risk, market risk, liquidity risk, operational risk and settlement risk. These strategies and procedures may nonetheless fail under some circumstances, particularly if we are confronted with risks that we have not identified or anticipated. Some of our methods for managing risk are based upon observations of historical market behavior. Statistical techniques are applied to these observations to arrive at quantifications of our risk exposures. These statistical methods may not accurately quantify our risk exposure if circumstances arise which were not observed in our historical data. In particular, as we enter new lines of business, our historical data may be incomplete. As we gain more experience we may need to make additional provisions if default rates are higher than we had expected. You can find more information on our various risk management strategies and procedures under "Risk Management" below.

If circumstances arise that we did not identify, anticipate or correctly evaluate in developing our statistical models, our losses could be greater than the maximum losses envisaged by our procedures. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, we may experience material unanticipated losses, which could have a significant adverse effect on our business, results of operation and financial condition.

We rely on a relatively small number of large creditors and depositors for funding and liquidity.

We rely on a relatively small number of large creditors and depositors for funding and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" for more detail. This concentration of creditors and depositors increases our liquidity risk. Should one or more of our large creditors or depositors decide to reduce their exposure to us and suddenly withdraw a significant part of or all of their deposits, we may need to meet the resulting liquidity needs by short-term borrowings in the interbank market or by other means which would result in additional costs and adversely affect the liquidity situation of the relevant Network Bank. If we are unable to meet our liquidity needs without incurring significant costs, our business, results of operations and financial condition may be adversely affected. You can find a more detailed description of how we manage liquidity risk under "Risk Management—Liquidity Risk" below.

We are exposed to interest rate risks.

Like all banks, our Network Banks earn interest from loans and other assets, and pay interest to their depositors and other creditors. If interest rates change, then both the level of interest income and interest expense will change. The net effect of changes in interest rates on our net interest income will depend on the relative level of assets and liabilities that are affected by the change in interest rates. Because we have more liabilities than assets that mature or re-price over the next two years, were interest rates to rise, our net interest income would fall in the short term. Consequently, large increases in interest rates can be expected to negatively affect our net interest income over the next two years. See "Risk Management—Market Risk."

Risks Relating to Regulatory and Legal Matters

We are affected by banking regulations both in Austria and in the CEE countries where we operate.

Our operations are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct business. In each of these countries, the banking operations of our Network Banks require a banking license or at least a notification to the national regulator. Although not a bank, we are also affected by Austrian banking regulations as a consolidated subsidiary of RZB and as a financial holding company. These regulations include, among others, requirements that we maintain certain capital adequacy ratios, that we limit our exposure to certain risks and that we take steps to ensure that we are not aiding our customers in money laundering. Compliance with these and other regulations requires us to expend a significant amount of money and effort and in some circumstances may limit our ability to operate our business.

The bank regulatory regimes vary in each local jurisdiction and are subject to change. You can find a description of our regulatory environment under "Banking Regulation and Supervision." Changes in the regulatory requirements in a relevant jurisdiction may impose additional obligations on our local Network Bank. Consequently, we cannot assure you that the need to comply with banking regulations will not adversely affect our business, results of operations and financial condition.

Non-compliance with regulatory requirements may result in enforcement measures.

There is a risk that, in the case of severe and/or repeated violations of the regulatory requirements in any jurisdiction, the banking license granted to the relevant Network Bank will be revoked or limited. Bank regulators typically have a wide range of enforcement powers in the event they discover any irregularities. Among other things, if one of our Network Bank's own funds ratio or its statutory reserves do not meet the statutory minimum requirements, the relevant regulator may prohibit that Network Bank from extending further credits. Should there be a risk that a Network Bank may not be able to perform its obligations vis-à-vis its creditors, the relevant regulatory authority may further be able, for the purpose of avoiding such risk, prohibit the disposal of assets and the making of payments, order the cessation of that Network Bank's business with customers and prohibit the acceptance of payments not intended for the discharge of debts owed to the Network Bank. You can find a more detailed description of the regulatory regimes applicable to us and our Network Banks and of the enforcement powers of the relevant regulatory authorities under "Banking Regulation and Supervision."

Regulatory changes, including changes to applicable health and safety standards, labor laws, social legislation, competition rules or local taxation may adversely affect our business.

In addition to banking regulations, we are subject to, and must comply with a variety of European Union, Austrian and other national and local laws and regulations governing a number of subjects, including occupational health and safety, labor relations, welfare, competition and tax. Because these laws and regulations are constantly evolving and generally becoming more stringent, the costs of compliance with laws and regulations are likely to increase in the future, which may adversely affect our financial condition and results of operations. Changes in local tax or legal regulations may also affect our clients' ability or willingness to do business with us. Any failure to comply with applicable laws or regulations may result in fines or other sanctions by the relevant regulator and may have negative reputational consequences. If we are forced to incur significant costs to comply with new regulation, or if we incur fines and reputational damage as a result of our failure to comply with regulations, this may adversely affect our business, results of operations and financial condition.

The legal systems and procedural safeguards in many CEE countries are not yet fully developed.

The legal systems of most CEE countries have undergone dramatic changes in recent years. In many cases, the interpretation and procedural safeguards of the new legal and regulatory systems are still being developed, which may result in existing laws and regulations being applied inconsistently. Additionally, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner. Although institutions and a legal and regulatory system characteristic of parliamentary democracies have been developed in most countries in the region, they lack an institutional history

and there may be no generally observed procedural guidelines. As a result, shifts in government policies and regulations tend to be less predictable than in the countries of Western Europe or the United States. Moreover, existing laws may be subject to further substantial revision in countries that have joined or are expected to join the European Union in order to bring them in line with European Union standards. A lack of legal certainty or our inability to obtain effective legal remedies in a reasonably timely manner may have a material adverse effect on our business, results of operations and financial condition.

Applicable bankruptcy laws in various CEE countries may limit our ability to obtain payments on defaulted credits.

Bankruptcy laws in many CEE countries are still subject to change and can differ significantly from country to country. They also do not always offer the same types of rights, remedies and protections that creditors enjoy under the bankruptcy regimes in Western Europe or the United States. In particular, the bankruptcy law systems in the various CEE countries have, at times, made it comparatively difficult for us to receive payouts on claims related to, or to foreclose on collateral that secures extensions of credit that we have made to entities that have subsequently filed for bankruptcy protection. These problems may adversely affect our business, results of operations and financial condition.

The introduction of Basel II may adversely affect our business.

A new framework for capital adequacy rules, commonly known as Basel II, was approved by the Basel Committee on Banking Supervision in 2004 and is expected to be implemented by national regulators in the countries in which we operate in 2006 or 2007. The Basel II rules allow banks to use internal credit ratings to determine the amount of regulatory capital that must be held by a bank. In addition, the new rules introduce a capital charge for "Operational Risk." For a description of Basel II see "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union-The Standards Introduced by the Basel Committee" below.

Implementation of the internal ratings-based approach envisaged by Basel II requires the application of sophisticated risk management techniques. We will be required to expend a significant amount of time, effort and money to develop the internal systems necessary to comply with the new regulatory environment. For a description of our approach to Basel II, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Adequacy" below.

In addition, the changing regulatory environment may affect competition in the banking industry. Banks which are able to implement the changes required by Basel II more cheaply and efficiently will have a competitive advantage. Consequently, if our competitors are able to implement the changes required by Basel II more cheaply, or are able to adapt to the changing regulatory environment more successfully than we are, this may adversely affect our business, results of operations and financial condition.

Compliance with anti-money laundering rules involves significant costs and efforts and non-compliance may have severe legal and reputational consequences.

Our Network Banks are subject to rules and regulations regarding money laundering. Monitoring compliance with ever more stringent anti-money laundering rules can put a significant financial burden on our Network Banks and pose significant technical problems. We believe that our current anti-money laundering policies and procedures are sufficient to ensure compliance with applicable laws. We cannot, however, guarantee that we are in compliance with all applicable anti-money laundering rules at all times or that our Group-wide anti-money laundering standards are being consistently applied by our employees across our Network in all circumstances. Any violation of anti-money laundering rules or even the suggestion of violations may have severe legal and reputational consequences for our Network Banks and may adversely affect our business, results of operations and financial condition.

Risks Relating to Our Shareholding and Corporate Structure

Investors, in general, will not be able to affect the outcome of any shareholder vote.

Upon completion of this Offering, RZB will continue to own at least 70% of our share capital, assuming the Offering is fully subscribed and the Managers exercise their over-allotment option in full. RZB has announced that it intends to maintain its ownership interest in us at or above 51%. As a result, RZB will have the voting majority necessary to direct the election of the members of our Supervisory Board (which appoints the members of our Management Board) and to determine the outcome of other important matters submitted to the vote of our shareholders, including matters involving certain measures to alter our capital structure, amendments to our Articles of Association, changes to the composition of our Supervisory Board and the approval of the payment of dividends on our Shares. RZB will also have the power to prevent or cause a change in control, and could take other actions that might be favorable to RZB but not to us or our shareholders as a whole. According to our Articles of Association, RZB has the right to delegate directly one third of the members of the Supervisory Board without an election by shareholders, as long as RZB owns any of our Shares. RZB's majority ownership of our Shares will also generally enable it to have the ability to block the passage of shareholder resolutions it does not favor. In purchasing any Offer Shares, you should assume that you will have only limited influence over shareholder resolutions. You should also assume that, following the Offering, RZB will continue as a practical matter to have considerable influence over our business strategies. You can find more detailed information about voting requirements and the rights of minority shareholders under "Description of Share Capital and Summary of Articles of Association" below.

Potential conflicts of interest between us and RZB or other companies of the RZB Group could be resolved in a manner unfavorable to us.

As our controlling shareholder, RZB will exercise considerable influence over our business strategies, even though we expect that, in accordance with Austrian law, our Supervisory Board and Management Board will act in the interests of our company, considering the interests of all our shareholders, our employees and the public. Both we and RZB are subject to certain policies and agreements as members of the RZB Group, which essentially give us primary responsibility over activities in CEE and which give RZB and other companies in the RZB Group responsibility over activities in Austria and the rest of the world as described under "Certain Relationships with Existing Shareholders—Allocation of Responsibility for Customers" below. Conflicts of interest with RZB or with one or more of our other affiliates may, however, still arise in some circumstances, such as when a particular transaction transcends regional demarcations. RZB may also change the current geographic allocation of business with customers of the RZB Group at any time. Furthermore, we may encounter conflicts of interest when we engage in commercial transactions with one or more of our affiliates.

Several of our Supervisory Board members are also officers of RZB. Our CEO is also the vice chairman of RZB and is employed by RZB and not by us. See "Certain Relationships with Existing Shareholders—Staffing Interlocks." We believe these management interlocks are to our general advantage, but they could create or appear to create potential conflicts of interest when board members and officers are faced with decisions that could have different implications for the two companies.

Conflicts of interest with our majority shareholder RZB may arise, and be resolved in RZB's favor, both directly on the shareholder level and indirectly on the Supervisory Board or Management Board level because of our staffing interlocks with RZB. Decisions which may create conflicts of interest include issues such as (i) the nature, quality and cost of services rendered to us by RZB or by us to RZB, (ii) disagreements over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting, (iv) the timing of repayments of any indebtedness by us to RZB or (v) our dividend policy. Our policies do not allow an officer in a dual role to transact on both sides of a transaction between the RZB Group and us, and we have adopted other policies to prevent conflicts, but we cannot guarantee that conflicts will not arise in some instances. If they do, we may be adversely affected.

Counterparty limits or other risk management restrictions at the RZB Group level may from time to time limit our ability to pursue certain business, even though our own limits or restrictions would allow us to pursue such business if our Group were considered in isolation.

We may in the future decide to acquire one or more companies, businesses or assets from RZB or one of our sister companies. Although we intend that any such transactions will be on an arm's length basis, we cannot ensure that the transfer consideration received in such transactions will be considered fair by all minority shareholders.

Many of our investment and risk policies and internal limits are set by RZB.

Because we are a consolidated subsidiary of RZB both under IFRS and for purposes of the Austrian Banking Act, it is important for RZB to maintain a high degree of uniformity in the approach to basic issues between itself, us and our Network Banks. In addition, RZB must be able to monitor its own compliance with capital adequacy, own funds, asset quality, liquidity, exposure to large credits and other requirements. Consequently, our systems and policies in these areas must be in line with those of RZB. Our Management Board exercises its management discretion within the framework of strategies, goals and basic guidelines set by RZB in various areas such as risk management, accounting, operational controlling and financial reporting. You should not assume that this Offering will alter our Management Board's approach or our obligations in this regard. For a detailed discussion on how we cooperate with RZB on risk management and other areas, see "Risk Management" and "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group" below.

Several significant agreements require RZB's ownership interest in us to stay above certain thresholds.

The terms of several significant loans to Network Banks from our minority shareholders or third-party creditors require that RZB continues to own, directly or indirectly, 51% or more of the relevant Network Bank. Should RZB's ownership interest in the relevant Network Bank fall below this threshold, these loans could be accelerated, which may have a significant adverse effect on the relevant Network Banks and on our financial condition and results of operations as a whole. The purchase agreement for Banka E. Kursimeve between RZB and the Ministry of Finance of the Republic of Albania also contains a provision requiring RZB, or a directly or indirectly majority-owned subsidiary of RZB, to continue to own more than 50% of the acquired bank through April 26, 2007. The shareholders' agreements concerning some of our Network Banks among us, RZB and several Raiffeisen Landesbanken also terminate if RZB ceases to be our majority shareholder. In addition, our licensing agreement with RZB concerning the Raiffeisen International name and logo may be terminated if RZB does not own a majority of our shares. See "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Licensing and Franchise Agreements" and "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Shareholders' Agreements (*Syndikatsverträge*)" below.

Financial challenges experienced by RZB could adversely affect us.

Any future adverse developments affecting RZB may also affect us, both directly and indirectly. To fund the expansion of our operations across CEE, we have depended to a significant extent on capital contributions by our parent, RZB. RZB is also our largest creditor. As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion, including € 378 million in Tier 2 subordinated capital, and RZB also acted as a guarantor for loans by us in a total amount of approximately € 415 million. Combined, this represents approximately 7.7% of our total debt and 85.2% of our Tier 2 subordinated capital. Should RZB's financial condition deteriorate significantly, RZB may no longer be able to extend further credit to us or may no longer be available to act as a guarantor. As a result, we may not be able to obtain future loans at conditions as favorable as our existing loans.

In addition, significant losses or other financial challenges experienced by RZB or other members of the RZB Group may result in a reduction in the overall capital ratio on the RZB level. We may then be required to make up for any reduction or shortfall in regulatory capital by increasing our own capital ratios to allow RZB to meet its capital adequacy requirements in Austria. If we are forced to maintain a capital adequacy ratio above that which we would otherwise prefer, we may be unable to pay dividends and our ability to grow our risk weighted assets and thereby to expand our business at the same pace as we would like may be restricted. These restrictions may have an adverse effect on our business, results of operations and financial condition.

Negative developments at RZB may have negative effects upon market perceptions of us—especially since we operate under the Raiffeisen brand name in most jurisdictions—or of the Offer Shares. This may be the case for a variety of reasons, including concerns based simply upon our relationship with RZB and concerns that

RZB may decide to raise funds or more capital by further reducing its ownership interest in our company. Negative influences on market or rating agency perceptions of us may in some circumstances result in increases in the cost of our funding, which could put pressure on our profitability.

You should note that we have a variety of important business relationships (including large credit exposures) with other members of the RZB Group, as described in "Certain Relationships with Existing Shareholders."

We are a holding company and depend upon our subsidiaries for funds to pay dividends and support the operations of our other subsidiaries.

Our principal subsidiaries, the Network Banks, are subject to limitations on their ability to advance funds to us or other members of our Group under local banking regulations relating to large credit exposures to groups of related borrowers, including us and other Network Units. While to date we have experienced no significant limitations due to our corporate structure in our ability to use excess liquidity and resources in one country or region to support our operations in other countries or regions, there can be no assurance that in the future these rules will not present an obstacle to our ability to continue to fund our operations internally, which could result in either an increased cost of funds or in a limitation on our growth. For information concerning limitations on large credits, see "Banking Regulation and Supervision." For information on our ability to pay dividends, see "Dividend Policy."

Third-party minority shareholders at several of our subsidiaries may limit our ability to take decision with regard to the relevant subsidiary and its business activities.

Some of our subsidiaries have third-party minority shareholders. Under the laws of the respective jurisdictions of incorporation of these subsidiaries, minority shareholders have certain protective rights. These minority shareholders may therefore effectively limit our power to implement certain reorganization measures within our Group if such measures affect their minority rights. Furthermore, depending on the size of their shareholding and the articles of association of the subsidiary concerned, among other things, minority shareholders may have the right to call a shareholders' meeting and to have certain issues put on the agenda for the general shareholders' meeting. Also, a squeeze-out of minority shareholders may only be permissible within certain limitations. We have concluded a number of shareholders' agreements with regard to several Network Banks in which one or more other members of the RBG Group hold minority interests. See "Certain Relationships with Existing Shareholders—Relationship with Raiffeisen Banking Group-Shareholders' Agreements (*Syndikatsverträge*)" below.

Risks Relating to the Offering and the Offer Shares

There can be no assurance that an active trading market for our Shares will develop and continue after the Offering and the market price for the Shares may be volatile.

There is no active market for our equity securities. The Offer Shares will not be listed or registered in the United States. Although the Shares are expected to be listed on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange, there is no guarantee that active trading in the Shares will develop and continue after the Offering. If no active trading in the Offer Shares develops or continues after the Offering, this could have a material adverse effect on the liquidity and market price of the Offer Shares. In the past, the prices of shares offered publicly for the first time have been subject to considerable price fluctuations for periods of time, which may not have corresponded to the business or financial success of the particular company. The market price for the Offer Shares could also be negatively influenced by adverse developments affecting other banks in Europe and, in particular, Central and Eastern Europe.

Our ability to pay dividends to our shareholders is uncertain.

We may pay dividends to our shareholders only if sufficient distributable profits are available. We cannot, however, offer any assurance that distributable profits will be available in any given fiscal year. Payment of future dividends depends on our earnings, our future outlook, our financial condition and other factors, including liquidity requirements, as well as tax, regulatory and other legal considerations. See "Dividend Policy."

Future sales or distributions of our shares by RZB or other existing shareholders could depress the market price of the shares.

After completion of this Offering, RZB may sell all or part of our Shares that it owns or distribute those shares to its shareholders. Sales or distributions by RZB of substantial amounts of our Shares in the public market or to its shareholders could adversely affect prevailing market prices for our Shares. RZB has advised us that its current intent is to continue to hold at least 51% of our Shares. However, RZB is not subject to any contractual obligation to maintain its share ownership, except that RZB has agreed not to sell or otherwise dispose of any Shares for a period of 180 days after the date of this Offering Memorandum without the prior written consent of the Managers. Consequently, we cannot assure you that RZB will maintain its current ownership level following this Offering. Similarly, the European Bank for Reconstruction and Development and the International Finance Corporation may also sell all or part of their remaining Shares after expiration of a lock-up period of 180 days following completion of this Offering which may also negatively affect prevailing market prices for our Shares.

Investors may not be able to enforce judgments of United States courts against us or against members of our Supervisory Board or Management Board.

Raiffeisen International is a company established under the laws of Austria with its seat in Austria. The majority of the members of our Supervisory Board and Management Board are residents of countries other than the United States. Only two of the members of our Supervisory Board are currently U.S. residents. It may, therefore, not always be possible for investors to enforce judgments (including judgments rendered on the basis of the civil liability provisions of the federal securities laws of the United States) of U.S. courts against us or against members of our Supervisory Board or Management Board. There is no agreement currently in place between the United States and Austria concerning the mutual recognition and enforcement of judgments in the fields of civil and corporate law.

THE OFFERING

This is an offering of up to 34,270,000 Shares in Raiffeisen International Bank-Holding AG. Up to 13,300,000 Shares will be new ordinary no-par value voting bearer shares issued by our company (the "New Shares"). Up to 16,500,000 Shares will be existing ordinary no-par value voting bearer shares of our company (the "Existing Shares"). The Managers have the option, exercisable within 30 days of the date of the Underwriting Agreement, to purchase from us up to 4,470,000 additional newly issued Shares to cover over-allotments (the "Additional Shares", and together with the New Shares and the Existing Shares, the "Offer Shares"). The Offer Shares represent up to 24% of the Shares expected to be issued at the time of closing.

The Offering consists of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering," and together with the Austrian Offering, the "Offering"). No action has been or will be taken in any jurisdiction other than Austria that would permit a public offering of the Offer Shares. Shareholders, investors, and depository banks should advise themselves of applicable laws and regulations.

The offer period for the public offering in Austria is expected to run from April 4, 2005 through April 21, 2005. The offer period for the private placements to institutional investors both inside and outside of Austria is expected to run from April 4 through April 22, 2005.

The Offer Price will be between € 27 and € 33 per Share. On or about April 22, 2005, we will determine the final Offer Price per Offer Share in consultation with the Joint Global Bookrunners on the basis of the order book established in the course of the bookbuilding process. The Offer Price will be published via electronic information services such as Reuters or Bloomberg on or about April 25, 2005 and in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) shortly thereafter.

The number of Shares allotted to any investor who has placed an order with one of the Managers will be available from that Manager upon the investor's request on or about April 25, 2005. Customers of selected member banks of the Raiffeisen Banking Group will receive a preferred allocation of Shares worth up to € 7,500 each. We expect that delivery of the Shares against payment will take place on or about April 27, 2005. The Shares purchased in this Offering will be represented by one or more global share certificates that will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft (OeKB). We expect that the Shares will be ready for delivery in book-entry form through the facilities of OeKB on or about April 27, 2005. Investors purchasing Shares will not be entitled to receive individual share certificates.

Under the employee share purchase program, all employees of participating RZB Group companies as of April 1, 2005 are invited to purchase Offer Shares, to the extent any such offering is lawful under local regulations. Employees are entitled to purchase Offer Shares worth up to € 7,300 with a 20% discount from the Offer Price. Employees will receive a preferred allocation. The total amount of Offer Shares sold under the employee share purchase program is expected not to exceed 3.5% of the Offer Shares. Subject to the terms and conditions set forth in the Underwriting Agreement among our company, RZB, the other Selling Shareholders and the Managers, the Managers will agree to subscribe for, or procure subscribers for, up to 34,270,000 Offer Shares being offered to investors. See "Plan of Distribution."

The up to 13,300,000 New Shares being sold in this Offering will be issued in a capital increase against cash contributions. See "Description of Share Capital and Summary of Articles of Association." The up to 16,500,000 Existing Shares are being sold by RZB and the other Selling Shareholders. In the Underwriting Agreement we will grant an option, exercisable by Merrill Lynch International on behalf of the Managers within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution") to purchase up to 4,470,000 Additional Shares to cover over-allotments.

On March 30, 2005, the Shares were admitted for listing on the Official Market and the Prime Market segment of the Vienna Stock Exchange and we expect trading in the Shares to commence on or about April 25, 2005. The trading symbol on the Vienna Stock Exchange will be RIBH.

The closing of the Offering is expected to occur on or about April 27, 2005 (the "Closing Date").

DIVIDEND POLICY

The Offer Shares have the same dividend rights as all other issued Shares, including full dividend rights for the entire business year 2005.

Whether dividends will be paid for any fiscal year and the particular amount and timing of annual dividends is subject to a proposal by the Management Board. This proposal is presented to the shareholders' meeting after obtaining the consent of the Supervisory Board. The shareholders' meeting may then approve, but cannot increase, the proposed dividend. Payment of dividends for the previous business year is approved by our shareholders at the annual shareholders' meeting in the subsequent business year.

According to our Articles of Association, the shareholders' meeting must take place within the first seven months of the end of the previous business year. As long as RZB holds the majority of our shares, it will have a decisive vote on the result of most shareholder resolutions, including any resolutions on dividend payments.

Dividends are payable to all our shareholders who are shareholders on the day prior to the ex-dividend date (the latter usually being the date on which a dividend becomes due and payable and must be paid equally to all shareholders). Dividends which have not been collected by our shareholders within three years are forfeited in favor of our company.

Our ability to pay dividends will depend on our earnings, our financial condition, the future outlook and other factors, such as fiscal, legal and regulatory factors, as well as liquidity considerations. The ability to pay dividends is based on the unconsolidated financial statements of RI prepared in accordance with the Austrian Commercial Code, as approved by the Management Board and the Supervisory Board, and the distributable profits contained therein. To determine the amount available for distribution, the annual net profit (*Jahresüberschuss*) must be adjusted by profits or losses carried forward from previous years and by withdrawals from or allocation to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted for the calculation of distributable profits (*ausschüttungsfähiger Bilanzgewinn*).

In general, the dividends paid out in the past have been rather moderate. The majority of profits from our subsidiaries were retained and used for business growth. Therefore, not all of the banks included in the consolidated group paid out dividends to their shareholders. We intend to maintain this policy of retaining earnings at the level of our Network Units and using them for business growth. In the past, the dividends received from our subsidiaries were almost equal to the dividends paid out to our shareholders. However, our dividend policy has been and will continue to be driven by the moderate dividend payouts which we receive from our subsidiaries.

As of December 31, 2004 we had distributable profits amounting to € 39.3 million, out of which € 38.75 million were distributed to the shareholders. On that date, the company had other unrestricted reserves amounting to € 492.1 million which could, in principle, be released to support dividend payments, subject to our dividend policy and the continued availability of the retained earnings and capital reserves. Our statutory reserves are fully paid in.

The following table gives an overview over the dividend payouts in recent years.

	Total Dividends Paid in €	Dividend Paid per Share(1) in €
2001	17,000,000	0.17
2002	13,000,000	0.13
2003	33,000,000	0.33
2004	38,750,000	0.31

(1) Amounts adjusted for 2-for-1 share split. We have calculated our dividends per share using 100,000,000 Shares in 2002 and 2003 and 125,000,000 Shares in 2004.

We intend to continue to pay dividends and expect that the dividend payments for 2005 will be comparable to those declared for the financial year 2004 on a per share basis, but this will depend on the financial results (consolidated and unconsolidated) and the resolutions taken in our shareholders' meeting. There can be no assurance for the future that we will have distributable profits or reserves from which we may pay dividends in any given year.

EXCHANGE RATES

A significant portion of our revenues and expenses is denominated in currencies other than the euro, including the U.S. dollar. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operation." Except as otherwise stated, amounts appearing in this Offering Memorandum that were converted into euro from other currencies were converted in accordance with the principles described in our Consolidated Financial Statements.

The following table shows, for the periods indicated, the average, high, low and period-end euro reference exchange rates of the European Central Bank ("ECB") in U.S. dollars. No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period	Average	High	Low	Period-End
2002	0.9456	1.0487	0.8578	1.0487
2003	1.1312	1.2630	1.0377	1.2630
2004	1.2439	1.3633	1.1802	1.3621
January 2005	1.3119	1.3507	1.2936	1.3035
February 2005	1.3014	1.3260	1.2762	1.3257
March 2005	1.3201	1.3416	1.2926	1.2964
April 2005 (through April [•])	[•]	[•]	[•]	[•]

CAPITALIZATION

The following table sets forth, as of December 31, 2004, our capitalization (i) on an actual basis and (ii) as adjusted on a pro forma basis to reflect the estimated net proceeds of € 511 million (after deducting estimated underwriting commissions and offering expenses to be borne by us) from the sale of 17,770,000 New and Additional Shares in this Offering (assuming the Managers exercise their over-allotment option in full), based on an Offer Price of € 30, the mid-point in the price range for the Offer Price. The information has been derived from our Consolidated Financial Statements, which have been prepared in accordance with IFRS. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements appearing elsewhere in this Offering Memorandum.

	As of December 31, 2004	
	Actual (audited)	As adjusted for this Offering (unaudited)
	in € millions, except %	
Capitalization		
Liabilities evidenced by paper	662	662
Subordinated capital	444	444
Minority interests	337	337
Shareholder's equity		
Subscribed capital[1]	382	436
Capital Reserves	935	1,392
Retained earnings[2]	523	523
Total shareholder's equity	1,840	2,351
Total capitalization	3,283	3,794
Regulatory Banking Capital and Capital Adequacy Ratios[3]		
Own funds:		
Tier 1 capital (core capital)	1,977	2,488
Additional own funds (Tier 2)	403	403
Total eligible own funds (Tier 1 + Tier 2)	2,329	2,891
Tier 3 capital	31	31
Total own funds (Tier 1 + Tier 2 + Tier 3)	2,360	2,922
Risk weighted assets (banking book)	16,690	16,792
Own Funds requirements for Market risk positions	236	236
Core capital ratio (banking book) (in %)	11.8	14.8
Core capital ratio (including market risk) (in %)	10.1	12.6
Own funds ratio (Tier 1 + Tier 2 + Tier 3) (in %)	12.0	14.8

(1) Our subscribed capital includes approximately € 2 million relating to certain participation rights (*Genussrechte*), which will be terminated in 2005.

(2) Retained earnings include dividends of € 38,750,000 declared for the financial year 2004. See "Dividend Policy."

(3) Figures are prepared in accordance with the Austrian Banking Act.

USE OF PROCEEDS

The net proceeds of this Offering to us are expected to amount to € 380.0 million, on the basis of a hypothetical Offer Price of € 30 per Share, the mid-point of the price range for the Offer Price. We will not receive any proceeds from the sale of the Existing Shares by RZB and the other Selling Shareholders. The commission we will pay to the Managers amounts to approximately € 10.0 million. Other costs and expenses to be borne by us in connection with the Offering are expected to approximate € 9.0 million, including the Austrian company tax (*Gesellschaftsteuer*) of 1% of the proceeds from the sale of the New Shares and other offering expenses that will reduce net proceeds.

If the over-allotment option granted to the Managers is fully exercised, the net proceeds would increase to approximately € 510.7 million, and the expected aggregate underwriting commission (already deducted in the aforementioned figure) would increase by approximately € 2.1 million to € 12.1 million.

We intend to use the net proceeds from this Offering to support further dynamic asset growth in the CEE and, in addition, for general corporate purposes. We expect asset growth to result most likely from a combination of expansion of existing activities, selective acquisitions and the establishment of new operations.

We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Aval Bank in the Ukraine through May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of the net proceeds to us from this Offering.

The following selected consolidated financial data of our Group are derived from our Consolidated Financial Statements as at and for the 12 months ended December 31, 2002, 2003 and 2004. This selected financial data should be read in conjunction with such financial statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). See "Summary of Principal Differences between IFRS and U.S. GAAP."

Balance Sheet

	As of December 31,		
	2002	2003	2004
	in € millions		
Assets			
Cash reserves	934	1,749	1,895
Loans and advances to banks	2,719	3,521	4,779
Loans and advances to customers	8,240	11,707	16,242
Impairment losses for loans and advances	(188)	(272)	(366)
Trading assets	1,484	1,480	2,447
Other current financial assets	447	624	612
Financial investments	226	465	2,367
Intangible fixed assets	105	108	177
Tangible fixed assets	274	333	441
Other assets	141	348	312
Total assets	**14,381**	**20,063**	**28,907**
Liabilities and Shareholders' Equity			
Deposits from banks	2,909	5,320	6,620
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Provisions for liabilities and charges	54	67	112
Trading liabilities	121	115	410
Other liabilities	187	357	313
Subordinated capital	194	311	444
Minority interests	227	276	337
Shareholders' equity	815	924	1,629
Consolidated profit	103	179	211
Total liabilities and shareholders' equity	**14,381**	**20,063**	**28,907**

Income Statement

	Year Ended December 31,		
	2002	2003	2004
	in € millions, except % and per share amounts		
Interest income	861	1,117	1,667
Interest expense	(467)	(553)	(861)
Net interest income	394	564	806
Provisioning for impairment losses	(50)	(88)	(138)
Net interest income after provisioning	344	476	668
Commission income	207	301	396
Commission expense	(73)	(88)	(98)
Net commission income	134	213	298
Trading profit/(loss)	200	242	221
Net income from investments	10	3	8
General administrative expenses	(510)	(659)	(823)
Other operating profit/(loss)	(3)	1	(30)
Profit before tax	175	277	342
Income tax	(39)	(49)	(71)
Profit after tax	136	227	271
Minority interests in profit	(33)	(49)	(60)
Consolidated profit	104	179	211
Selected Additional Data			
Earnings per share (in €)[1]	1.04	1.79	1.95
Return on equity before taxes (in %)	19.9	24.1	22.3
Return on equity after taxes (in %)	15.4	19.8	17.7
Return on assets before taxes (in %)	1.36	1.61	1.41
Cost/income ratio (in %)	70.3	64.7	63.4
Risk/Earnings Ratio[2] (in %)	12.6	15.5	17.1
Provisioning for impairment losses/average risk-weighted assets (banking book) (in %)	0.69	0.86	0.98

(1) Amounts adjusted for 2-for-1 share split. We have calculated our earnings per share using the weighted average number of Shares outstanding in each year: 100,000,000 Shares in 2002 and 2003 and 108,169,399 Shares in 2004.

(2) Provisioning for impairment losses/net interest income

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections "Risk Factors", "Market Overview" and "Business Description" as well as in conjunction with our consolidated financial statements as of and for each of the years ended December 31, 2002, 2003 and 2004 which are included elsewhere in this Offering Memorandum. Our consolidated financial statements have been prepared in accordance with IFRS, which differs from Austrian GAAP or U.S. GAAP in certain significant respects. For a discussion of certain significant differences between IFRS and U.S. GAAP relevant to our consolidated financial statements, see "Summary of Principal Differences between IFRS and U.S. GAAP" below.

Our financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft ("KPMG Austria GmbH") and for the year ended December 31, 2002 by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (together with KPMG Austria GmbH, "KPMG").

Overview

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of universal commercial banks and leasing companies across the region. We are part of the Austrian Raiffeisen Banking Group, own Network Banks in 15 CEE countries including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to a broad range of corporations, small and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit cards, mortgages and leasing.

We are currently, and after completion of the Offering will remain, a majority-owned subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders" below.

We divide our business into the following four business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations & Other

Our Corporate Customers segment represents the core of our business and contributed € 230 million or 67.1% to our consolidated profit before tax in 2004 with a return on equity before tax of 29.4%. Our Retail Customers segment recorded a first-time profit before tax of € 43 million in 2004 with a return on equity before tax of 11.4%. We are in the process of aggressively expanding our Retail Customers segment and expect it to be a key driver of our results of operations in the future. Our Treasury segment contributed € 112 million or 32.7% to our consolidated profit before tax in 2004 with a return on equity before tax of 33.2%. For more information on our business segments see "—Segment Reporting—Business segments" below.

In addition to our business segments, we also report according to the following three geographic segments:

- Central Europe ("CE")
- South-Eastern Europe ("SEE")
- Commonwealth of Independent States ("CIS")

Central Europe represents our most mature and developed geographic segment. We generally first launch new products and services, such as asset management, in Central Europe. Expertise developed here is then

transferred to other regions. Our CE segment contributed € 163 million or 47.6% to our consolidated profit before tax in 2004 with a return on equity before tax of 19.1%. South-Eastern Europe is the recipient of high levels of foreign direct investment and because the banking market there is less developed than that in Central Europe, growth of banking assets and profitability has been higher. Our SEE segment contributed € 101 million or 29.5% to our consolidated profit before tax in 2004 with a return on equity before tax of 21.7%. CIS is the most under-banked region in the CEE and we believe that it has the highest potential for future growth. We have grown our assets in the region by an average of 53.8% per year since 2000 and aim to continue to rapidly expand our assets in the region. Our CIS segment already contributed € 79 million or 23.0% to our consolidated profit before tax in 2004 with a return on equity before tax of 36.0%. The possible acquisition of Aval Bank in Ukraine by us in mid 2005 would lead to a significant further increase in the relative weight of our CIS segment. You can find more detail on the possible acquisition of Aval Bank under "—Recent Developments and Outlook" below. For a list of the individual countries included in each of our geographic segments see "—Segment Reporting—Geographic segments" below.

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271 million and a return on equity before tax of 22.3%.

Key Drivers

We believe that the following factors were, and will continue to be, the principal drivers for the development of our business, our results of operations and our financial condition.

Economic and Business Environment

Our operations and earnings are affected by the social, political and economic developments and conditions in our host countries in the CEE and our success largely depends on a variety of factors over which we have no control, such as general economic developments, inflation, levels of banking penetration, unemployment levels, levels of personal wealth, market liquidity, fiscal and monetary policy, interest and currency rates and volatility, governmental transparency, educational levels, levels of corruption, the independence of the judiciary system, supervisory oversight regulation and global energy prices. See also "Risk Factors—We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe."

The CEE is a large and highly dynamic region that offers substantial prospects for growth and future prosperity. With an aggregate population of approximately 332 million (Source: Eurostat. Data as of January 1, 2004), the CEE market is larger than the United States and almost as large as the combined markets in the 15 countries in Western Europe that were EU members prior to the expansion of the EU in May 2004 (the "EU-15"). At the same time, average GDP growth in the CEE region is approximately twice as high as in the EU-15. A relatively well developed infrastructure in most CEE countries compared to other emerging markets, high education levels, the potential for a transfer of know-how and increasing political stability due to the proximity to Western Europe and continuing EU enlargement are all factors that will help CEE countries to overcome decades of imposed isolation and stagnation as a result of communism, suggesting a significant potential for lasting overall growth in the region and for the gradual convergence of the CEE banking markets with those of Western Europe.

Central Europe. All of the countries in this geographic reporting segment have recently become members of the European Union and, as such, are subject to an extensive set of strict political, legal and economic minimum standards. In recent years, the countries in this region have enjoyed growth rates that are generally above those in most Western European countries, partly because of lower costs of labor. They have greatly benefited from an influx of foreign direct investment during the period leading up to EU accession and they continue to benefit both economically and fiscally from EU membership. Among our three geographic reporting segments, this region offers us the most stable political and economic environment and the lowest inflation rates. Growth rates in the CE region generally tend to be lower than in the countries included in our SEE or CIS segments, but we also expect them to be less volatile than in the SEE and the CIS regions and still considerably higher than in the EU-15. In 2003 and 2004, the inflation-adjusted weighted average GDP growth rates ("real GDP growth rates") in the CE region were approximately 3.6% and 4.7%, respectively, after weighted average inflation during these two years of approximately 2.3% and 4.3%, respectively (Source: Vienna Institute for International Economic Studies ("WIIW")). As all of these new EU member countries have stated an intention to join the European Monetary Union, further improvements in their fiscal positions and monetary policies are generally expected.

South-Eastern Europe. Our SEE reporting segment represents a dynamic region that is benefiting significantly from the prospect of EU membership for at least three countries (Bulgaria, Croatia and Romania) as early as 2007. Most of the other countries in this region are also pursuing EU membership and have signed formal preliminary agreements with the EU. Early accession requirements imposed by the EU have already produced positive results in areas such as fiscal policy, the development of independent judiciaries, improvements in legislation and regulatory oversight and greater transparency in government. In 2003 and 2004, real GDP growth rates in the SEE region were approximately 4.1% and 6.1%, respectively, after inflation during these two years of approximately 8.4% and 7.3%, respectively (Source: WIIW). Some political instability remains in this region which may negatively impact our results. Foreign peacekeepers remain in Kosovo and Bosnia and a comprehensive agreement with Serbia concerning the province of Kosovo is still pending.

Commonwealth of Independent States. The four former Soviet Republics in which we are present developed very differently, both economically and politically. Russia and Kazakhstan are exporters of oil and gas. Russia remains the dominant country in the region and will continue to exercise a strong influence over the economies of the other CIS countries. With € 180 billion in total banking assets by the end of 2004, Russia is also by far the largest banking market in the region (Source: Central Bank of Russia). With the opposition victory in the December 2004 presidential elections, Ukraine has entered a new phase in its transformation process and the new government has stated its intention to pursue stronger ties with the EU. In Belarus, the state is still playing a large role in all aspects of society. Each of the countries in the CIS region has reported real growth rates above the CEE regional average. In 2003 and 2004, real GDP growth rates in the CIS region were approximately 7.6% and 7.8%, respectively (Source: WIIW, World Markets Research Centre). Weighted average inflation in Belarus, Kazakhstan, Russia and Ukraine was approximately 12.9% in 2003 and 10.8% in 2004 (Source: WIIW, World Markets Research Centre). Although Belarus still qualified as a hyperinflationary country for accounting purposes, the level of inflation in Belarus has dropped dramatically from 43.0% in 2002 to 18.1% in 2004 (Source: WIIW). At the same time, the level of banking penetration in the CIS region is still very low compared to Western Europe.

Changes in the Banking Industry and Our Competitive Environment

For the most part, we operate in increasingly competitive markets. See "Market Overview—Competition" below and "Risk Factors—We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors" above. Our various subsidiaries already compete with a number of large international financial institutions and smaller local competitors including other commercial banks, savings banks, building societies, investment banks, investment advisors and mutual funds. We expect that EU accession will increase competitive pressures even further in many of our markets and will result in a gradual convergence between the banking markets in the CEE region and those of Western Europe. In addition, the trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. As the CEE banking markets mature, we expect lending margins to fall. Our competitive strength will depend on the ability of our businesses to adapt quickly to significant market and industry trends. If we fail to compete effectively with either larger local competitors or large multinational financial institutions, this may adversely affect our business, results of operations and financial condition.

Growing Importance of Retail Banking

Over the coming years, we expect retail banking to be one of the key drivers of our business and of growth in the banking industry in the CEE in general. Predicted rises in spending power are likely not only to boost consumer spending, but also to increase the general demand among private individuals for financial services. However, broad customer segments have yet to be convinced of the usefulness of a wide range of banking products and services. We believe that targeting these new customer segments will offer the potential for higher profit in the future. In 2004, our Retail Customers segment reported a first-time profit before tax of € 43 million or 12.4% of total profit before tax. As of December 31, 2004, we had 4.9 million retail customers across the CEE. In 2004, our Retail Customers segment also contributed € 407 million or 50.5% of our total net interest income and € 180 million or 60.3% of our net commission income.

At the beginning of our expansion in the CEE, we focused on doing business with a limited number of large corporate customers in each market; however, we have expanded our business to smaller corporate customers. In

2004, our Corporate Customers segment still accounted for approximately 66% of our total profit before tax. We have, however, long anticipated facing increased competition from international financial institutions, in particular for corporate customers, which is likely to result in a further decline in interest margins and reduced growth in this segment. In contrast to retail banking, business with large corporate customers does not necessarily require a significant local presence. This makes it much easier for international financial institutions with no established history in the CEE to enter this segment.

Although we are still expecting further growth in our Corporate Customers segment, especially with small or medium-sized corporate customers, we are trying to reduce our strong reliance on profit from corporate banking by expanding the scope of our businesses in the future with the goal of achieving a more even distribution of revenues between our Corporate Customers and Retail Customers segments. To achieve this goal, we are increasing our efforts in retail banking by both introducing new distribution channels and continuing to invest in our network of outlets. In 1999, we launched a Group-wide retail initiative to further diversify our customer portfolio. We are not only considering retail in the context of deposits, but are also interested in retail customers on the asset side. We expect that the general developments in the retail segment and our ability to successfully expand our retail operations will have a significant impact on the future success of our business, on our results of operations and on our financial condition overall.

Ongoing Privatizations May Significantly Affect Individual SEE and CIS Markets

In recent years, many CEE banking sectors have undergone dramatic changes and have been characterized by sector-wide restructurings and privatization campaigns. Especially in the eight new EU member countries, this process has resulted in the dominance of privately-owned and mostly foreign-controlled banks. See "Market Overview—The Development of the CEE Banking Market." In many other CEE countries, sectoral reforms are, however, much less advanced. In particular, in some SEE countries and in the CIS countries, state-owned banks and domestic privately-owned banks still play an important role. We believe that further reforms in these countries are inevitable. In Romania and Serbia, for example, certain state-owned banks are already scheduled for eventual privatization. The privatization of these and other state-owned banks has the potential to significantly alter the competitive landscape and the general dynamics of the banking sectors in the relevant countries. They offer both us and our competitors unique opportunities to either significantly increase existing market shares in the relevant countries or to purchase stakes, and thereby possibly gain a head start, in promising new markets. Past privatizations have had a significant positive effect on our business and on many of the CEE markets in which we operate in general and we expect privatizations to remain a key driver of competition, consolidation and general developments in a number of individual CEE markets, particularly in the SEE and the CIS, where state-owned banks are still playing a significant role. See "Market Overview—Current Status of Bank Restructuring and Privatization" below.

Acquisitions, Restructurings and Disposals

In the past, our business was characterized by rapid regional expansion. We originally pursued this strategy purely by way of organic growth, but more recently also through a number of acquisitions. The further expansion of our operations in the CEE may require us to consider additional acquisitions, which may significantly affect our financial condition and results of operations in the future.

Recent Acquisitions and Restructurings

In April 2002, we acquired Krekova banka d.d. in Maribor (Slovenia) in a public takeover bid. With total assets of approximately € 350 million and 15 outlets at the time of acquisition, Krekova banka d.d. was the ninth largest bank in Slovenia. By the end of 2002, our share in Krekova banka d.d. had reached 97%.

In late December 2002, we acquired a 76% ownership interest in American Bank of Kosovo J.S.C. (subsequently renamed Raiffeisen Bank Kosovo J.S.C.) from the U.S. Agency for International Development ("U.S. AID"). Headquartered in Pristina with 16 outlets across the Serbian province of Kosovo and total assets of € 46 million at that time of acquisition, Raiffeisen Bank Kosovo J.S.C. was the second largest bank in Kosovo. In July 2003, we acquired the remaining shares from U.S. AID and we now own 100% of this Network Bank.

In 2003, we consolidated our leasing businesses and Priorbank JSC for the first time, following a transfer of these businesses from RZB to us.

In January 2003, RZB made a capital contribution in kind to us in the form of 50% of Priorbank JSC, Minsk. Priorbank JSC was integrated as of January 1, 2003. We acquired additional interests in Priorbank JSC during the same reporting period and now own approximately 61.4% of its share capital.

In 2003, RZB also contributed a share of 75% in Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna ("RLI") to us. RLI serves as the management holding company for our local leasing companies in the CEE region and, in most cases, owns 50% of the shares of the leasing companies. Our local Network Banks already owned the remaining 50% of the shares of the leasing companies in their respective countries. With the transfer of the shares of RLI to us, we therefore acquired a majority of the shares of each leasing company. As a result, we fully consolidated these businesses for the first time as of January 1, 2003. Out of the ten leasing companies, eight had been accounted for at-equity in our consolidated financial statements during the previous period. The purchase price for RLI was € 10 million.

The first-time consolidation of Priorbank JSC and RLI contributed € 25 million or 13.7% to our consolidated profit in 2003, which represents 32.9% of the overall increase of 72.6% in consolidated profit in 2003.

In 2004 RZB acquired Banka e Kursimeve sh.a., Tirana, from the Albanian government. RZB subsequently sold its interest to us at cost and we fully consolidated Banka e Kursimeve sh.a. in our accounts as of April 1, 2004. The bank was renamed Raiffeisen Bank sh.a. in October 2004. It is Albania's largest bank and contributed € 12.5 million (9-month result) or 6% to our consolidated profit in 2004 (excluding goodwill amortization), which represents 38.9% of the overall increase of 18.0% in consolidated profit in 2004.

In December 2004, we became a beneficial holder of convertible preferred shares of JSC Bank TuranAlem, Almaty (Kazakhstan) which would account for an equivalent of 12.8% of the total equity of JSC Bank TuranAlem following conversion. For more detail on our interest in JSC Bank TuranAlem see "Business Description—Equity Participations" below. The total price paid for our interest in JSC Bank TuranAlem of € 29 million was based on prevailing market prices for the shares. Even if we are not able to further increase our interest in and the level of cooperation with JSC Bank TuranAlem, we consider our purchase at least as a promising financial investment based on past dividend payments and a return on equity before tax of approximately 22% in 2004.

Future Acquisitions and Disposals

We have signed a memorandum of understanding with the shareholders of the Ukrainian bank Aval Bank which gives us the exclusive right to negotiate the purchase of shares in Aval Bank until May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of our net proceeds from this Offering. More detail on the possible acquisition of Aval Bank can be found under "—Recent Developments and Outlook" below.

In addition, we are carefully monitoring the continuing consolidation of the CEE banking sector as well as ongoing privatization efforts in various countries and we will always carefully consider potential acquisitions where they would offer us opportunities to further expand our business, both in our current markets and in new countries that we may identify as promising strategic targets for any future geographic expansion. We currently believe that future acquisitions, if any, are most likely to occur in the SEE or in the CIS countries. When evaluating potential acquisition targets, we analyze them in the context of our overall strategic objectives both in the region as well as in the relevant country. Our strategic objectives for each country include certain market share targets, customer segment and business activity objectives and financial returns. See also "Business Description—Our Strategy" and the descriptions of our different targets and objectives for each of our geographic segments under "Business Description—Our Network."

We have sold 25% plus 1 share of our Slovenian Network Bank to RBSI Holding GmbH, which is indirectly 80% owned by Raiffeisenlandesbank Steiermark, reg.Gen.m.b.H. and 20% owned by Raiffeisenlandesbank Burgenland und Revisionsverband, reg.Gen.m.b.H.. Regulatory approval for this sale is still pending.

Effects of Currency Fluctuations

Virtually all of our operations, assets and customers are located in Central and Eastern European countries that are not part of the eurozone and we generate or incur a significant amount of our income and expenses in the local currencies of these countries. As a result, our business is affected by fluctuations of the exchange rates of these local currencies and also of the U.S. dollar which is an important currency in some of the countries where we operate. See also "Risk Factors—Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks."

Because we prepare our financial statements in euros, fluctuations in foreign exchange rates may have an effect both on our results of operations and on the value of our assets, liabilities, revenue and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate non-euro denominated equity items into euros at weighted historical exchange rates and all other non-euro denominated assets and liabilities into euros at the exchange rates prevailing in the market as of the relevant balance sheet date. For purposes of our consolidated profit and loss statements, we translate non-euro income and expense items into euros at average exchange rates prevailing during the relevant period, calculated on the basis of end-of-month rates. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items both in our consolidated income statements and consolidated balance sheets.

A combination of surging foreign direct investment, improved macroeconomic policies and a stated desire by many countries in the region to join the European Monetary Union have caused many of the local currencies in the CEE region to gain in value against the euro. In 2004, this development had a significant positive effect on our capital account and, to a much lesser extent, on our earnings. We cannot, however, predict future exchange rate developments.

In order to minimize the effects of exchange rate fluctuations of the local currencies in the CEE and of the U.S. dollar, we are actively monitoring these developments and partially hedge our exposure to these fluctuations by entering into certain currency hedging arrangements. Any decisions to enter into such arrangements are made by our management board. The purpose of these hedges is to reduce the currency effects on the capital invested in the various CEE countries in which we operate. The results of hedging transactions that are entered into by individual Network Banks are recognized as trading profit/(loss). The results of hedging transactions that are entered into centrally (i.e. directly by RI, on the holding level) are booked directly into equity according to IAS 39. See "—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" and "Risk Management—Currency Risk" below for more detail on the effects of currency translations on our retained earnings and on how we manage currency risk. You can also find a more detailed description of how we address currency risks associated with our trading and non-trading activities under "Risk Management—Market Risk." The following exchange rates were applied for the purposes of foreign currency translation:

	2002		2003		2004	
Rates in units per €	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**
Hungarian forint (HUF)	236.290	242.882	262.500	253.475	245.970	251.539
Czech crown (CZK)	31.577	30.835	32.410	31.868	30.464	31.945
Slovakian crown (SKK)	41.503	42.516	41.170	41.446	38.745	40.110
Russian rouble (RUB)	33.400	29.433	36.900	34.738	37.750	35.846
Polish zloty (PLN)	4.020	3.834	4.702	4.416	4.085	4.531
Bulgarian leva (BGN)	1.955	1.950	1.956	1.950	1.956	1.956
Ukrainian hryvna (UAH)	5.533	5.006	6.662	6.014	7.217	6.620
Romanian lei (ROL)	35,135.000	31,075.671	41,158.000	37,640.462	39,390.000	40,496.769
Croatian kuna (HRK)	7.470	7.414	7.640	7.571	7.675	7.506
Bosnian marka (BAM)	1.956	1.956	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	230.158	225.922	236.700	233.767	239.760	239.018
Serbian-Mont. dinar (CSD)	61.585	60.648	68.486	65.002	78.885	72.657
Belarus rouble (BYR)	1,988.830	—	2,695.220	2,307.224	2,955.650	2,689.559
Albanian lek (ALL)	—	—	134.320	—	126.350	127.958

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Our management selects and applies certain accounting policies that management believes are important for the understanding of our financial condition and results of operations. As a result of the uncertainties inherent in our business activities, we need to make certain estimates and assumptions that require management to make difficult, subjective and complex judgments.

The following paragraphs describe those accounting policies that we believe are important for the understanding of our consolidated financial statements, including policies requiring subjective or complex judgments. A more detailed description of these accounting policies can be found in the notes to our consolidated financial statements.

Financial Instruments (IAS 39)

IAS 39—applied first as of January 1, 2001—establishes principles of recognizing, measuring and disclosing information about financial instruments. It requires that all financial assets and liabilities, including all derivative instruments, are shown on the balance sheet. Instruments should initially be measured at cost, which is the fair value of the consideration given or received for the instrument.

Under IAS 39, we have to account for financial instruments that we hold for trading, as well as for derivatives at their fair values.

We are required to include in the income statement any change in the fair value of a financial asset or liability held for trading. We have opted to also recognize gains or losses arising from a change in the fair value of current financial assets in the income statement.

Loans and advances originated by us are stated at amortized cost. In the case of an objective substantive indication of an impairment of a loan or advance, we allocate a loan loss provision that is shown as a deduction from the assets in the balance sheet with a corresponding expense in the income statement for the relevant period.

Financial investments with fixed or determinable payments and fixed maturities that we intend to hold to maturity are stated at amortized cost. These "held-to-maturity investments" are subject to review for IAS 36 impairment of assets. Any impairment directly reduces the carrying value with a corresponding expense in the income statement.

Financial liabilities are measured at amortized cost. Among our liabilities, only those held for trading and negative market values of derivative instruments are measured at fair value.

IAS 39 also contains regulations for fair value hedge accounting. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability. Fair value hedge accounting recognizes symmetrically the offsetting effects on net profit or loss of changes in fair value of the hedging instrument and the related item.

Imperfect hedges within the meaning of IAS 39 do not satisfy the requirements for hedge accounting. They were measured as follows: For these derivative instruments, positive "dirty prices" (i.e. prices that include the interest payable on the relevant instrument) were recognized under "Other current financial assets" and negative dirty prices were recorded under "Other liabilities." The effect of re-measuring those derivative instruments on a "clean-price" basis (i.e. without interest) was shown under "Other operating profit/(loss)" ("Valuation result from hedging instruments and hedged items") and any interest was recorded under "Net interest income."

The International Accounting Standards Board ("IASB") has already adopted certain modification to IAS 39 which will become effective on January 1, 2005. We do not, however, expect any of these modifications to have a significant impact on our consolidated financial statements.

Provisions for Impairment Losses on Loans and Advances

Under IAS 39, loans and advances are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the loans and advances that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment but the combined effect of several events may have caused the impairment. Losses expected as a result of future events, no matter how likely, are not recognized.

Allowances are made for credit risks by allocating specific and generalized individual loan-loss provisions. Instead of being charged against the corresponding receivables, they are disclosed separately on the balance sheet.

Provisions are allocated at the amount of the expected loss applying homogeneous Group-wide standards for the borrower risks arising from loans and advances to banks and customers. A risk of loss was deemed to exist if (taking collateral into account) the discounted probable future repayment and interest payment was less than the claim's carrying value.

The transfer risk (sovereign risk) associated with loans to foreign borrowers was measured employing an internal rating system that takes into account the economic, political and regional situation of the sovereign concerned.

The IASB has already adopted certain modifications to loan loss provisioning under IAS 39 which will become effective on January 1, 2005. As a result of these changes, we will start allocating general loan loss provisions for group(s) of financial assets under certain conditions. We do, however, not expect this change in procedures to have a significant impact on our consolidated financial statements.

Impairment of Assets

In accordance with IFRS, the value of certain assets, such as goodwill and some other types of investments, is subject to scheduled amortization or depreciation over the assumed useful life of the relevant asset. We regularly check the useful lives of these investments. We record write-downs, or unscheduled impairments, whenever our management determines that one of these assets has experienced a permanent decline in value or that the cost of the asset may not be recoverable.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or production less scheduled depreciation. Depreciation is carried out on a straight-line basis and assumption is based the following useful lives:

Asset Class	Depreciation Period in Years
Buildings	25 - 50
Office furniture and equipment	5 - 10
IT hardware	3 - 5

In the case of substantial impairment, exceptional write-downs were carried out. In the event that the reason for the write-down no longer exists, a write-back will take place up to the amount of the asset's cost less scheduled depreciation.

Intangible Fixed Assets

Intangible fixed assets were capitalized at cost less scheduled amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measured. Goodwill is shown under intangible fixed assets and amortized in accordance with expected useful lives.

Scheduled amortization is carried out on a straight-line basis and assumes on the following useful lives:

Asset Class	Amortization Period in Years
Software	4 - 6
Individual software (core systems)	6 - 10
Goodwill	10

In the past, we generally amortized goodwill over an assumed useful life of 10 years. With the adoption of IFRS 3 "Business Combinations", scheduled amortization of goodwill is no longer permitted. Instead, we will test goodwill for impairment annually or more frequently if events or changes in circumstances indicate an impairment. IFRS 3 started to apply to us with effect from January 1, 2005 with respect to any goodwill from acquisitions. In 2004, we have recorded an unscheduled impairment of goodwill under IAS 36 in the amount of € 9 million in connection with Raiffeisen Krekova banka d.d., Maribor due to lower than expected profitability. Although we do not currently have any indication of any significant additional impairments of goodwill, the application of IFRS 3 from 2005 on may lead to extraordinary impairment charges in the future. On the other hand, scheduled amortization of goodwill as described above has reduced our earnings in past periods (by around € 10 million in 2004). As scheduled amortization of goodwill will no longer be permitted, this regular reduction will disappear, which will have a positive effect on our reported earnings.

Inventory

Inventory was recognized at cost subject to the principle of recognition at the lower of cost and market value. Write-downs were carried out insofar as the acquisition cost on the balance sheet date was above the stock exchange or market value or if limited usability or longer periods of storage had impaired the value of items of inventory.

Deferred Tax Assets and Liabilities

Income tax was recognized and calculated in accordance with IAS 12, applying the liability method. Deferred tax assets and liabilities reflect the differences between the values of assets and liabilities we show in our consolidated financial statements and the corresponding values we show under tax regulations as of a certain balance sheet date. Future tax effects are likely to arise from such differences (so-called temporary differences).

Deferred taxes were computed on the basis of all temporary differences between the amounts stated in the consolidated balance sheet and the tax base that will reverse in subsequent periods, considering local tax scales. Tax loss carry forwards were capitalized as deductible temporary differences insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deductible temporary differences were offset against taxable temporary differences on a subsidiary-by-subsidiary basis.

Fair Value Estimates

If financial instruments are traded in an active or liquid market, the fair value is the quotation of the financial instrument on the active market. If such an active market does not exist, internal estimation techniques are used to determine the fair value with sufficient reliability.

Primary financial instruments and OTC derivatives were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were Black-Scholes 1972, Black 1976 and Garman-Kohlhagen. In these cases, the determination of fair value requires us to make estimates and certain assumptions.

Consolidation

Under IAS 27, our management makes judgments about the degree of control or influence that we have over an enterprise in applying consolidation principles. For this purpose, control is the power to govern the financial and operating principles of an enterprise so as to obtain benefits from its activities.

Our fully consolidated members were all significant subsidiaries in which we exercised a controlling influence on their business and financial policies.

Material interests in companies where we exercise a significant influence on their business and financial policies were accounted for using the equity method. The national financial statements for companies that do not prepare their accounts according to IFRS were not converted to this standard due to immateriality.

We apply the purchase method of accounting for capital consolidation. Carrying amounts are offset against our share in the restated equity of the subsidiary at the time of acquisition. The part of the purchase price exceeding the equity is shown as goodwill. This goodwill is shown under intangible fixed assets and depreciated over a period of 10 years. Differences remaining on the assets side of the balance sheet that had come into existence prior to January 1, 1995 were cleared against retained earnings in conformity with IAS 22. Negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense is recognized as income at the amount of the pertinent loss or expense. Negative goodwill that was not a consequence of future losses or restructuring expenses is captured at once, thereby affecting profit.

Significant interests which were accounted for using the equity method are recorded on the balance sheet under "Financial investments." Annual profit from companies accounted for using the equity method was recorded in "Net interest income" and annual losses under "Net income from investments" ("Net valuations of equity investments"). For capital consolidation, the same rules as for subsidiaries were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis). The process was founded on the pertinent local financial statements of the associated undertakings if no IFRS statements for these companies were available.

Shares in subsidiaries, not integrated into the consolidated financial statements because of their minor significance and of interests in associated undertakings not accounted for using the equity method, are shown under "Financial investments" and were carried at cost.

Shares in other companies were recognized at fair value. If the fair value was not available or could not be reliably measured, they were recognized at amortized cost.

Accounting for Post-Employment Benefits

Post-employment benefits and related accounting principles do not have a significant impact on our financial statements. The total amount of provisions related to post-employment benefits was below € 1 million as of December 31, 2004.

Other Provisions for Liabilities and Charges

We allocate other provisions for indefinite liabilities to third parties at the amount of the expected entitlement. We do not discount provisions for liabilities and charges, because the expected effect from discounting would be minimal.

Segment Reporting

Our segment reporting is based on our internal profit-centre accounting system which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are "Net interest income", "Net commission income", "Trading profit/(loss)" and "Other operating profit/(loss)", whereby net interest income is calculated using the market rate method. The interest reward from equity is assigned to individual segments on the basis of regulatory capital requirements and recognized under "Net interest income." "Provisioning for impairment losses" is made up of net allocations to valuation reserves for borrower risks and direct write-downs as well as amounts received on written-down claims and sovereign valuations. "General administrative expenses" includes direct and indirect costs. Direct costs are costs that are incurred directly within individual reporting segments such as staff costs or expenditure on materials. Indirect costs represent general expenses that are allocated to individual reporting segments in accordance with internally agreed ratios based on factors such as direct costs, volumes, headcounts or risk weighted assets.

Business Segments

Our internal management reporting system serves as the foundation for the primary segment reporting within the meaning of IAS 14. We currently report according to four different business segments which correspond to customer groups or functional centers:

Corporate Customers

Our Corporate Customers segment represents our core segment. The segment includes all enterprises (resident and non-resident) with an annual turnover of € 5 million or more as well as smaller-sized companies with a project finance or trade finance focus, which we include due to the special nature of their business. In addition to privately-owned enterprises, our Corporate Customers segment also includes government or near-government owned companies, municipalities and similar institutions under public law, as well as financial institutions that we previously included in a separate Financial Institutions and Public Sector segment. Since our business relationships with leasing companies, insurance companies and other financial institutions are very similar to our dealings with supranational institutions such as the International Finance Corporation ("IFC"), the European Bank for Reconstruction and Development ("EBRD") or the European Investment Bank ("EIB"), we are including all of the latter in the Corporate Customers segment as well.

Retail Customers

Our Retail Customers segment includes all private individuals (consumers), professionals (self-employed) and small and medium-sized enterprises ("SME"), i.e. companies with an annual turnover of less than € 5 million. Depending on the local circumstances, the sub-category of small and medium-sized enterprises can be further broken down, typically into micro-businesses and SME.

Treasury

Our Treasury segment includes all trading activities on our own account as well as risk positions entered into at the discretion of management in connection with foreign exchange dealings, securities and derivatives trading, money market trading, liquidity management and funding, strategic positioning (investment portfolio) and interest rate gapping (maturity transformation). This generally includes both pure trading activities which we manage based on a centralized system of strict limits and medium and long term financial investments. Our Treasury segment also includes our capital hedging activities as described under "—Effects of Currency Fluctuations" above and "Risk Management—Currency Risk" below as well as the results from certain interest-rate-related contracts such as interest rate derivatives which we use to manage our interest rate and liquidity risk and to reduce our exposure to interest rate movements. As with our other business segments, our treasury activities are primarily conducted locally at the level of our Network Banks.

All transactions by our treasury entered into on our own account are recorded in the Treasury segment while profits from customer-related treasury transactions are partly recorded in other segments, especially in our Corporate Customers and our Retail Customers segment. If a particular trading transaction entered into by our treasury in connection with the funding of loans to our customers, we book the portion of any related profits that are attributable to our spread over prevailing market-prices to the relevant customer segment, i.e. to the Corporate Customers segment or to the Retail Customers segment. The portion of the related profits that result from treasury obtaining prices that are below prevailing market prices as well as profits from trading transactions by our treasury on our own account, we book to the Treasury segment. Equivalent rules apply where our Corporate Customers and Retail Customers segments obtain deposits from customers at below market rates and where our treasury will attempt to bring these deposits to the market at above market rates.

Participations & Other

In addition to non-banking activities, our Participations & Other segment includes our equity investment portfolio, including non-consolidated affiliated companies and minority interests, such as our interest in JSC Bank TuranAlem in Kazakhstan. Other multi-segment functions are also included in this segment.

Changes to Business Segment Reporting

For the financial year 2004, we changed the name of our former Proprietary Trading segment to Treasury segment to better reflect the nature of the majority of our activities reported under this business segment. Our new Treasury segment is otherwise identical to the former Proprietary Trading segment and the name change does not affect the comparability of period-to-period results of operations. In this Offering Memorandum, we are therefore consistently referring to our Treasury segment. Our consolidated financial statements for the years ended December 31, 2002 and 2003 do, however, still refer to the Proprietary Trading segment.

For a detailed description of other recent changes to business segment reporting please see "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" below.

Geographic Segments

In addition to segment information based on business areas, we also prepare segment information according to geographic markets. We currently allocate all Network Units to one of three geographic segments based on the corporate domicile of each Network Unit:

Central Europe

This segment includes the most developed markets in the CEE region: the Czech Republic, Hungary, Lithuania, Poland, Slovenia and Slovakia. All of these countries have recently joined the European Union.

South-Eastern Europe

This segment includes three of the countries of the former Yugoslavia (Bosnia & Herzegovina, Croatia, and Serbia & Montenegro, including Kosovo) as well as the South-Eastern European countries, Albania, Bulgaria and Romania.

Commonwealth of Independent States

This segment includes the member countries of the Commonwealth of Independent States in which we operate: Belarus, Kazakhstan, Russia and Ukraine.

The results of our operations outside the CEE region (in particular the Group-level activities of Raiffeisen International in Austria) are allocated to our individual geographic segments. Unless specific items are directly attributable to a specific geographic segment, allocations are made in accordance with internally agreed ratios based on factors such as direct costs, volumes, headcounts or risk weighted assets.

Changes to Geographic Segment Reporting

In 2004, we implemented certain changes to our geographic segment reporting to better reflect current economic and political realities in the region as well as our expansion into new markets. These changes do not affect the comparability of year-on-year results as we have been able to adjust the relevant numbers for the year-on-year comparisons presented in this section to fully reflect the allocation of individual countries to new geographic segments. We had previously divided our markets in CEE into the following four geographic segments:

Visegrád Group (CEE-4)

This segment included the four countries who are members of the so-called Visegrád Group. These are the Czech Republic, Hungary, Poland and Slovakia.

Former Yugoslavia

This segment included the remaining countries which used to be part of the former Yugoslavia: Bosnia & Herzegovina, Croatia, Slovenia and Serbia & Montenegro, including Kosovo.

Commonwealth of Independent States

The former CIS segment matches our current CIS segment and included the CIS countries in which we operated at the time: Belarus, Russia and Ukraine.

Other

This segment included the South-Eastern European countries, Albania, Bulgaria and Romania as well as our operations in Austria.

Factors Affecting Comparability of Period-to-Period Results of Operations

The following changes in the scope of consolidation and in our segment reporting in recent years affect the comparability of our period-to-period results of operations. These changes are important for the proper interpretation of our financial statements and it also is important that you bear these factors in mind when you are reading the sections "—Year ended December 31, 2004 compared with year ended December 31, 2003" and "—Year ended December 31, 2003 compared with year ended December 31, 2002" below.

Changes in the Scope of Consolidation

We fully consolidated all significant subsidiaries over whose business and financial policies we exercise a controlling influence. For all other material interests in entities over whose business and financial policies we merely exercise a significant influence, we accounted for using the equity method. The number of companies integrated into our consolidated financial statements has changed in the periods under review as follows:

	Fully Consolidated			Equity Method		
	2002	2003	2004	2002	2003	2004
Number of consolidated entities as of January 1	17	20	38	2	11	3
Number of entities first integrated in year under review	4	11	6	9	—	1
Number of entities merged in year under review	(1)	(1)	(2)	—	—	—
Regrouping	—	8	1	—	(8)	(1)
Number of consolidated entities as of December 31	20	38	43	11	3	3

For more details on the reasons behind the changes in the scope of consolidation in the years 2002, 2003 and 2004 see "—Key Drivers—Acquisitions and Restructurings—Recent Acquisitions and Restructurings" above.

Changes in Business Segment Reporting

IFRS requires us to apply any changes in our segment reporting retrospectively to our financial statements. We have therefore generally tried to take any past changes to segment reporting into account in preparing the year-on-year comparisons in the sections "—Year ended December 31, 2004 compared with year ended December 31, 2003" and "—Year ended December 31, 2003 compared with year ended December 31, 2002" below to ensure comparability of segmental period-to-period results.

We have not, however, been able to make fully accurate adjustments for a recent change in our business segment reporting which may affect period-to-period comparability of the figures presented for the affected business segments. Affected by this are the numbers for both our Corporate Customers and our Retail Customers segments.

SME are usually split between the Corporate Customers segment and the Retail Customers segment on the basis of certain key parameters (i.e. predominantly size). In the past, the allocation of SME customers to either one of these two segments was not uniform throughout our Group and each of our local units made allocation decisions based on its own criteria. In 2004, we changed our segment reporting by applying a standardized separation method according to which all SME customers with a yearly turnover of at least € 5 million are reported under the Corporate Customers segment while all others are shown in the Retail Customers segment. For more detail on our business segment reporting see "—Segment Reporting-Business segments" above.

Measuring the exact impact of this change on the 2003 segmental figures would have required us to retroactively re-evaluate and re-allocate each individual transaction by our SME clients across the CEE region. We do not believe that any gain in information from measuring the exact impact of the change would have justified the required additional expenses as we estimate that the change has likely had an effect of less than € 15 million or 6.5% on reported profit before tax at the expense of the Corporate Customers segment in 2004. Without this change in business segment reporting, reported profit before tax in the Retail Customers segment would likely have been up to 35.3% lower in 2004.

In 2004, we made additional changes to our business segment reporting and have partly re-defined and fine-tuned our different customer groups. Our Corporate Customers segment now also comprises those customers that

were previously included in a separate Financial Institutions and Public Sector segment. We merged these two formerly separate business segments because of frequent overlaps between customer groups so that separate reporting was not meaningful anymore. This change does, however, not affect the comparability of year-on-year results as we have been able to adjust the relevant numbers for the year-on-year comparisons presented in this section to fully reflect this change.

Explanation of Key Income Statement Items

Net Interest Income

Net interest income consists of interest and similar income minus interest expenses and similar charges. Interest income consists primarily of interest income from loans and advances to customers (62% in 2004), interest income from loans and advances to banks (21% in 2004) and interest from financial investments held-to-maturity (7% in 2004). Current income and other interest-like income also contribute to net interest income, but to a much lesser extent. Current income represents dividends received from shares, funds and equity interests. Other interest-like income represents mainly fees and commissions that are expressed as an interest premium in accordance with IAS 18. Interest expenses consist mostly of interest expenses on deposits from banks (33% in 2004) and customers (60% in 2004).

Provisioning for Impairment Losses

Provisioning for impairment losses comprises our estimates of probable losses in our loan portfolio arising from on-balance-sheet and off-balance-sheet transactions and sovereign risks, taking into account the structure and quality of our loan portfolio and general economic factors. This item also reflects amounts released from impairment losses on loans and advances, amounts from direct write-downs and income received on written-down claims.

Net Commission Income

Net commission income typically consists primarily of commission income from our payment transfers business (55% in 2004) and our loan administration and guarantees business (21% in 2004) and, to a lesser extent, from our securities business, foreign exchange and precious metals business and other banking services.

Trading Profit/(Loss)

Trading profit/(loss) captures all interest and dividend income, refinancing costs, commissions and changes in the value of trading portfolios as well as valuation gains and losses from open foreign exchange positions. In recent years, our trading profit arose largely from currency-related contracts (93% in 2004) and, to a much lesser extent, from interest-related contracts and share-/index-related contracts.

Net Income from Investments

This income statement position comprises income from other current financial assets and from financial investments. "Net income from other current financial assets" includes gains and losses on valuations and sales of available-for-sale securities (excluding interest). "Net income from investments" captures gains and losses on valuations and sales of instruments in the portfolio of financial investments and of equity participations (including interests in affiliated companies, companies accounted for using the equity method and other equity interests).

General Administrative Expenses

General administrative expenses consist of staff expenses, other administrative expenses and depreciation/amortization of tangible and intangible fixed assets and leased assets. Staff expenses account for almost half of our general administrative expenses and include wages and salaries, social security costs, voluntary social expenses, and severance payments and pensions. Other administrative expenses include rental, maintenance and operating expenses on buildings, IT costs and communication expenses, legal and consultancy expenses, advertising and entertainment expenses, deposit insurance and other sundry expenses.

Other Operating Profit/(Loss)

Other operating profit/(loss) captures revenues and expenses arising from non-banking activities, net income from the disposal of tangible and intangible fixed assets, valuation results from hedging instruments and hedged items, non-income taxes, and other operating income and expenses (including income and expenses resulting from the adjustment of goodwill).

Consolidated Profit

Consolidated profit is comprised of profit after tax minus the minority interests in profit. This represents the net profit which is attributable to us and our shareholders.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Overview

The following table shows our condensed income statements for the years ended December 31, 2003 and 2004:

	Year Ended December 31,		
	2003	2004	Change
	in € millions		in %
Net interest income	564	806	43.0
Provisioning for impairment losses	(88)	(138)	57.1
Net interest income after provisioning	476	668	40.4
Net commission income	213	298	39.9
Trading profit/(loss)	242	221	(8.6)
Net income from investments	3	8	170.0
General administrative expenses	(659)	(823)	25.0
Other operating profit/(loss)	1	(30)	—
Profit before tax	**277**	**342**	**23.7**
Income tax	(49)	(71)	44.1
Profit after tax	**228**	**271**	**19.3**
Minority interests in profit	(49)	(60)	23.8
Consolidated profit	**179**	**211**	**18.0**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2003 and 2004:

Year Ended December 31,	CE[1]	SEE[1]	CIS
		in € thousands	
Net interest income			
2003	318,405	172,090	73,186
2004	420,655	263,057	122,082
Provisioning for impairment losses			
2003	(52,148)	(23,508)	(11,943)
2004	(69,429)	(44,629)	(23,539)
Net interest income after provisioning			
2003	266,257	148,582	61,243
2004	351,226	218,428	98,543
Net commission income			
2003	97,956	72,476	42,680
2004	134,444	118,817	44,868
Trading profit/(loss)			
2003	142,608	53,569	45,447
2004	123,090	65,117	32,654
Net income from investments			
2003	1,695	(5)	1,371
2004	5,658	2,645	(38)
General administrative expenses			
2003	(377,211)	(215,797)	(65,628)
2004	(438,204)	(294,375)	(90,769)
Other operating profit/(loss)			
2003	4,874	824	(4,242)
2004	(13,452)	(9,824)	(6.595)
Profit before tax			
2003	136,179	59,649	80,871
2004	162,763	100,808	78,662

(1) In 2004, we made changes to our geographic segment reporting to better reflect current economic and political realities in the region as well as our expansion into new markets. See "—Segment Reporting—Changes to geographic segment reporting" above.

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2003 and 2004:

Year Ended December 31,	Corporate Customers[1]	Retail Customers[1]	Treasury[2]	Participations & Other
	in € thousands			
Net interest income				
2003	300,267	244,300	20,053	(939)
2004	314,491	407,038	76,687	7,578
Provisioning for impairment losses				
2003	(44,323)	(40,398)	(237)	(2,641)
2004	(75,314)	(62.545)	(23)	285
Net interest income after provisioning				
2003	255,944	203,903	19,816	(3,580)
2004	239,177	344,493	76,664	7,863
Net commission income				
2003	122,761	90,011	(727)	1,067
2004	124,797	179,769	(7,793)	1,355
Trading profit/(loss)				
2003	75,830	46,964	95,073	23,757
2004	79,325	67,117	72,848	1,570
Net income from financial investments				
2003	2	—	1,220	1,840
2004	(21)	(2,139)	7,298	3,128
General administrative expenses				
2003	(237,974)	(365,499)	(29,402)	(25,760)
2004	(219,074)	(542,581)	(32,755)	(28,938)
Other operating profit/(loss)				
2003	4,429	838	1,388	(5,199)
2004	5,438	(4,156)	(4,392)	(26,759)
Profit before tax				
2003	220,991	(23,783)	87,368	(7,875)
2004	229,642	42,502	111,870	(41,781)

(1) In 2004, we made certain changes to our business segment reporting to better reflect our internal management system and responsibilities. See "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above.

(2) Prior to 2004, our Treasury segment was named Proprietary Trading segment. See "—Segment Reporting—Changes to business segment reporting" above.

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income:

	2003	2004	Change	Change
	in € thousands			in %
Interest income	1,109,080	1,662,866	553,786	49.9
Current income	5,104	3,461	(1,643)	(32.2)
Other interest-like income	2,885	1,024	(1,861)	(64.5)
Interest expenses	(547,323)	(852,977)	(305,654)	(55.8)
Other interest-like expenses	(6,064)	(8,580)	(2,516)	41.5
Total	**563,681**	**805,794**	**242,113**	**43.0**

Net interest income increased by € 242 million or 43.0% from € 564 million in 2003 to € 806 million in 2004. During the same period, our total assets grew by € 8.8 billion or 44.1% from € 20.1 billion in 2003 to € 28.9 billion in 2004. Our net interest margin (i.e. net interest income compared to average total assets) increased slightly by 6 basis points from 3.25% in 2003 to 3.31% in 2004. Without the first-time consolidation of our Albanian Network Bank, net interest income would have increased by € 214 million or 37.9% to € 777 million.

The € 553 million or 49.9% increase in interest income was primarily attributable to a € 273 million or 36.0% increase in interest income from loans and advances to customers and to an increase in interest income from financial investments held-to-maturity of € 99 million or 439.8% from € 22 million in 2003 to € 121 million in 2004. € 76 million or 76.8% of the high increase in interest income from financial investments held-to-maturity is attributable to the first-time consolidation of our Albanian Network Bank which is primarily invested in Albanian government bills.

The € 306 million or 55.8% increase in interest expenses is primarily attributable to a sharp rise in interest expenses from deposits by customers which increased by € 236 million or 85.2% from € 277 million in 2003 to € 513 million in 2004. During the same period, deposits by customers increased by € 6.1 billion or 50.4 % from € 12.1 billion in 2003 to € 18.2 billion in 2004. € 1.6 billion or 25.7% of this increase in deposits by customers and € 55 million or 17.9% of the overall increase in interest expenses is attributable to the first-time consolidation of our Albanian Network Bank.

The following table gives a breakdown of net interest income by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	300,267	314,491	14,225	4.7
Retail Customers	244,300	407,038	162,738	66.6
Treasury	20,053	76,687	56,633	282.4
Participations & Other	(939)	7,578	8,517	907.0
Total	**563,681**	**805,794**	**242,113**	**43.0**

Net interest income in our Corporate Customers segment only increased by € 14 million or 4.7% from € 300 million in 2003 to € 314 million in 2004. This relatively low increase is partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described in more detail under "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above. Our portfolio of loans to corporate customers grew by € 1.1 billion or 13.1% from € 8.2 billion in 2003 to € 9.3 billion in 2004. Lending margins in the business with corporate customers are, however, steadily declining due to increasing competition.

We made further substantial progress in the development of our Retail Customers segment in 2004, with an increase in net interest income of € 163 million or 66.6% from € 244 million to € 407 million in 2004. During the same period, our portfolio of retail loans grew by € 3.6 billion or 136.8% from € 2.7 billion in 2003 to € 6.3 billion in 2004. This increase is only partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. To increase the volume of deposits by our retail customers, we were required to further increase the interest rates on deposits in some of our markets. As a result, net interest income in our Retail Customers segment increased at a lower rate than our portfolio of retail loans.

The € 57 million or 282.4% increase in net interest income in our Treasury segment is mainly attributable to a € 1.9 billion or 437% increase in our "held-to-maturity" portfolio, € 1.2 billion of which is attributable to the acquisition and first-time consolidation of our Albanian Network Bank, and to maturity transformation gains. Maturity transformation gains and losses are a function of different interest rate term structures on the liability and asset side, respectively. The € 9 million or 907.0% increase in net interest income in our Participations & Other segment is primarily attributable to a reduction in the refinancing costs allocated to this segment. Refinancing costs are allocated to each segment at standardized rates and, in the case of our Participations & Other segment, reduce the effective interest income from equity investments reported under this segment.

The following table gives a breakdown of net interest income by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	318,405	420,655	102,250	32.1
SEE	172,090	263,057	90,967	52.9
CIS	73,186	122,082	48,896	66.8
Total	**563,681**	**805,794**	**242,113**	**43.0**

Interest margins vary significantly across the CEE region, depending on the stage of development of each market. Net interest income increased in 2004 across all our geographic segments. € 29 million or 31.4% of the € 91 million or 52.9% increase in net interest income in our SEE segment is attributable to the first-time consolidation of our Albanian Network Bank. We also made significant progress in our Romanian and Serbian Network Banks which were able to more than double their loan volumes in 2004. The relatively high increase in net interest income of € 49 million or 66.8% in our CIS segment is mainly attributable to high increases in net interest income from our Network Banks in the Ukraine (plus 204.8%) and Russia (plus 59.9%) due to strong growth of their loan portfolios and improved refinancing conditions which have resulted in higher interest margins.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims:

	2003	2004	Change	Change
		in € thousands		*in %*
Allocated to impairment losses on loans and advances	(290,485)	(225,307)	65,180	(22.4)
Released from impairment losses on loans and advances	215,234	97,507	(117,727)	(54.7)
Direct write-downs	(16,032)	(26,702)	(10,670)	66.6
Income received on written-down claims	3,684	16,905	13,220	358.8
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

Provisioning for impairment losses increased by € 50 million or 57.1% from € 88 million in 2003 to € 138 million in 2004. This significant increase was only partly attributable to the growth of our loan portfolio. Loans and advances to customers increased by € 4.5 billion or 38.7% from € 11.7 billion in 2003 to € 16.2 billion in 2004. The higher increase in provisions compared to the increase in our loan portfolio is primarily attributable to more conservative provisioning for SME and corporate customers in some markets. SME customers represent an increasing share of our overall loan portfolio. € 13 million in provisioning for impairment losses relate to high rates of default in the used car leasing business of our Hungarian leasing unit. Our Hungarian leasing unit began to invest in the used car leasing business in 2002 and started to experience difficulties in 2003. We have replaced the unit's key management in early 2004 and restructured its internal organization and processes. We therefore do not believe that any further increases in provisions will be required as a result of these difficulties.

In some countries we are legally required to make immediate provisions for impairment losses, as soon as any interest or principal is past due, even if the relevant clients soon catch up with their payment obligations. As a result, we may be required to repeatedly make and release provisions with regard to the same customer over the course of our fiscal year. This is the reason for the high amounts of both new allocations and releases from provisions for impairment losses in recent years. We made progress in our efforts to reduce the need for this procedure, which is reflected in the lower gross figures for both new allocations and releases.

The following table gives a breakdown of provisioning for impairment losses by business segment:

	2003	2004	Change	Change
		in € thousands		in %
Corporate Customers	(44,323)	(75,314)	(30,911)	69.9
Retail Customers	(40,398)	(62,545)	(22,147)	54.8
Treasury	(237)	(23)	214	(90.3)
Participations & Other	(2,641)	285	2,926	(110.8)
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

The disproportionately high increase of provisioning for impairment losses in our Corporate Customers segment of € 31 million or 69.9% from € 44 million in 2003 to € 75 million in 2004 is primarily attributable to increases in provisions for corporate customers in Belarus (plus € 3 million), Serbia (plus € 4 million) and the Ukraine (plus € 7 million). Local market conditions and uncertainties and risks associated with less developed legal systems in these countries require a more cautious approach to risk management. Provisioning for impairment losses in our Retail Customers segment increased by € 22 million or 54.8% from € 40 million in

2003 to € 63 million in 2004. This increase is mostly the result of a € 3.6 billion or 136.8% increase in the loan volume in our Retail Customers segment from € 2.7 billion in 2003 to € 6.3 billion in 2004 (including effects from changes in business segment reporting) and the one-time effect in our Hungarian leasing unit as described above. The increase in the volume of retail customer loans and our extended presence in the markets lead to increased provisioning levels as provisions for retail customer loans are based on standardized statistical methods and not on actual losses. With a risk/earnings ratio (i.e. the level of provisioning for impairment losses compared to net interest income) of 17.1% in 2004 after 15.4% in 2003, our provisioning for impairment losses continues to increase but is still at a relatively low level compared to other banking groups in the market. Provisioning for impairment losses in our Retail Customers segment also increased at a significantly lower rate than the loan volume in our Retail Customer segment. This is primarily due to the fact that we have only relatively recently expanded our presence in new customer and product segments (especially in the retail area) and new geographic markets. We profit from the fact that we are still a relatively new market player with a fast growing loan portfolio and that our loan portfolio is not burdened with old problem loans. In addition, IAS 39 only allows us to make provisions for impairment losses if a loss event has occurred. See "—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances" above. Under IFRS, we are therefore not allowed to make general provisions to reflect increases in expected future losses merely as a result of increases in our loan portfolio. We expect to have to increase provisioning for impairment losses in the future and as a result, we expect a gradual convergence of our provisioning levels with those of other market participants over the next few years and that this "backlog effect" will eventually disappear.

The following table gives a breakdown of provisioning for impairment losses by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	(52,148)	(69,429)	(17,281)	33.1
SEE	(23,508)	(44,629)	(21,121)	89.8
CIS	(11,943)	(23,539)	(11,596)	97.1
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

In 2004, provisioning for impairment losses increased across the region. Provisioning for impairment losses in our CE segment increased by € 17 million or 33.1%. The disproportionately high increase of € 21 million or 89.8% in our SEE segment from € 24 million in 2003 to € 45 million in 2004, is largely attributable to higher provisions in Croatia (total increase of € 7 million) primarily due to increased provisions for consumer loans and to higher provisions in Serbia (total increase of € 6 million) primarily due to increased provisions for loans to corporate customers. The disproportionately high increase of € 12 million or 97.1% in our CIS segment from € 12 million in 2003 to € 24 million in 2004, is largely attributable to increased provisions for loans to corporate customers in Belarus and the Ukraine, which mostly reflects a more conservative approach to provisioning in these countries as explained above rather than higher levels of actual losses.

Net Interest Income After Provisioning

Net interest income after provisioning increased by € 192 million or 40.4% from € 476 million in 2003 to € 668 million in 2004.

Net Commission Income

The following table gives a breakdown of our net commission income:

	2003	2004	Change	Change
	in € thousands			in %
Payment and transfers business	119,774	162,440	42,666	35.6
Loan administration and guarantees business	50,485	63,404	12,919	25.6
Securities business	6,620	10,114	3,494	52.8
Foreign exchange and precious metals business	12,577	17,708	5,131	40.8
Other banking services	23,657	44,462	20,805	87.9
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income increased by € 85 million or 39.9% from € 213 million in 2003 to € 298 million in 2004. Net commission income in the payment and transfers business increased by € 43 million or 35.6% due to rising volumes in payment transfers. Net commission income in the loan administration and guarantee business increased by € 13 million or 25.6%, mostly as a result of growth in our Retail Customers segment. Net commission income in the securities business and in the foreign exchange and precious metals business increased disproportionately. The disproportionately high increase of € 21 million or 87.9% in net commission income from other banking services is primarily attributable to our efforts in cross-selling third-party products such as mutual funds, building society savings agreements and insurance policies. Changes in the scope of consolidation had an impact of only € 6 million on net commission income.

The following table gives a breakdown of net commission income by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	122,761	124,797	2,036	1.7
Retail Customers	90,011	179,769	89,758	99.7
Treasury	(727)	(7,793)	(7,066)	971.9
Participations & Other	1,067	1,355	288	27.0
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income in our Corporate Customers segment remained largely unchanged in 2004, which is partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. Net commission income in our Retail Customer segment, however, almost doubled from € 90 million in 2003 to € 180 million in 2004, largely due to our increasing customer base and resulting increases in the volume of payment transfers, currency transactions and loans. The Retail Customers segment has also benefited from the reallocation of smaller SME customers. The growing expense base in our Treasury segment is attributable to increasing fees and commissions paid in connection with refinancing lines.

The following table gives a breakdown of net commission income by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	97,956	134,444	36,488	37.2
SEE	72,476	118,817	46,341	63.9
CIS	42,680	44,868	2,188	5.1
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income in our CE segment increased by € 36 million or 37.2% from € 98 million in 2003 to € 134 million in 2004. Net commission income in our SEE segment increased disproportionately by € 46 million or 63.9% from € 72 million in 2003 to € 118 million in 2004, primarily due to the improved performance of our retail business which represents a particularly high share of our overall business in this region. 51% of the overall increase in the SEE segment is attributable to our Romanian Network Bank where net commission income increased by € 24 million or 87.9%. Net commission income in our CIS segment, on the other hand, only increased slightly by € 2 million or 5.1%. This low increase is primarily attributable to necessary corrections with regard to the reporting of certain up-front fees in Russia, which led to a one-time reduction of commission income by € 6 million in 2004. In the past, our Russian Network Bank charged certain up-front fees to cover one-time costs in connection with the provision of loans to its customers. The character of up-front fees did, however, change over time, which also required a different accounting treatment. Up-front fees became much more part of the effective interest rate payable by a borrower. Although fully payable upon the original granting of a loan, these up-front fees therefore have to be recognized incrementally over the term of the loan under net interest income, in accordance with IAS 39.

Trading Profit/(Loss)

Trading profit decreased by € 21 million or 8.6% from € 242 million in 2003 to € 221 million in 2004. Changes in the scope of consolidation had a positive effect of € 7 million on trading profit in 2004, which is primarily attributable to the first-time consolidation of Raiffeisen Securities and Investment Rt., Budapest ("RSI Budapest"), a subsidiary which mainly holds a portfolio of Hungarian securities.

The following table gives a breakdown of our trading profit/(losses):

	2003	2004	Change	Change
	in € thousands			in %
Interest-rate-related contracts	16,540	13,332	(3,208)	(19.4)
Currency-related contracts	222,031	206,092	(15,939)	(7.2)
Share-/index-related contracts	3,053	1,437	(1,616)	(53.0)
Total	**241,624**	**220,861**	**(20,763)**	**(8.6)**

Trading profit from interest-rate-related contracts decreased by € 3 million or 19.4% from € 17 million in 2003 to € 13 million in 2004. The total volume of our trading assets increased by € 966 million or 65.3% from € 1.5 billion in 2003 to € 2.4 billion in 2004, mainly due to increased portfolios in Slovakia (plus € 112 million), in Poland (plus € 325 million) and due to the first-time consolidation of RSI Budapest. This increase in volume did, however, not result in a corresponding increase in trading profit because of decreasing margins in securities trading. Trading profit from currency-related contracts decreased by € 16 million or 7.2% from € 222 million in 2003 to € 206 million in 2004.

The following table gives a breakdown of trading profit/(losses) by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	75,830	79,325	3,495	4.6
Retail Customers	46,964	67,117	20,153	42.9
Treasury	95,073	72,848	(22,224)	(23.4)
Participations & Other	23,757	1,570	(22,187)	(93.3)
Total	**241,624**	**220,861**	**(20,763)**	**(8.6)**

The € 20 million or 42.9% increase in trading profit in our Retail Customers segment is attributable to the continuing growth of our retail customer base and to an increase both in the number and size of foreign currency transactions with this customer group. Trading profit in our Treasury segment decreased by € 22 million or 23.4%, mainly due to lower profit from foreign currency-related transactions as a result of the appreciation of many CEE currencies (especially in Hungary) and due to decreasing margins in securities trading. The € 22 million or 93.3% decrease in trading profit in our Participations & Other segment is partly attributable to valuation losses from decentral hedging transactions executed locally by our Network Banks. Because of the appreciation of many CEE currencies against the U.S. dollar and the euro, our decentral hedging activities resulted in losses of € 12 million in 2004, mainly in Russia and Romania. In addition, trading profit in our Participations & Other segment in 2003 benefited from a € 10 million one-time effect from the valuation of refinancing operations at holding level.

The following table gives a breakdown of trading profit/(losses) by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	142,608	123,090	(19,519)	(13.7)
SEE	53,569	65,117	11,548	21.5
CIS	45,447	32,654	(12,793)	(28.1)
Total	**241,624**	**220.861**	**(20,763)**	**(8.6)**

Trading profit decreased by € 20 million or 13.7% in our CE segment and by € 13 million or 28.1% in our CIS segment. The significant decrease in trading profit in our CIS segment is primarily attributable to valuation losses of € 8 million in connection with decentral capital hedging transactions executed locally by our Network Banks in Russia and Ukraine in 2004. Decentral capital hedging activities in these Network Banks had contributed to high valuation profit in our CIS segment in 2003. Trading profit in our SEE segment increased significantly by € 12 million or 21.5% from € 54 million in 2003 to € 65 million in 2004. This increase is largely attributable to the increasing volume of foreign currency transactions which we handle for our customers, especially in Croatia (plus € 8 million) and Serbia (plus € 7 million). Decentral capital hedging activities in our Romanian Network Bank resulted in losses of € 5 million.

Net Income From Investments

Net income from investments increased by € 5 million or 170.0% from € 3 million in 2003 to € 8 million in 2004. Income from financial investments contributed € 4 million, largely from the sale of a minority interest in a Czech transaction services company and from mark-to-market valuations of other equity interests. Income on other current financial assets (available-for-sale) increased by € 1 million or 34.6 % and also contributed € 4 million, € 3 million of which represent gains in connection with the sale of assets.

General Administrative Expenses

General administrative expenses rose by € 165 million or 25.0% from € 659 million in 2003 to € 823 million in 2004.

More than half of this increase was attributable to an increase in staff expenses of € 83 million or 28.1% from € 297 million in 2003 to € 381 million in 2004. € 75 million of this increase in staff expenses are primarily attributable to the organic growth of our staff by 3,373 employees or 18.3% across the region. The remaining € 8 million or 2.7% of the increase in staff expenses are attributable to changes in the scope of consolidation which led to an additional increase in the number of our employees of 1,092, primarily in connection with the acquisition of our Albanian Network Bank which added 1,026 employees to our payroll.

Other administrative expenses rose by € 74 million or 26.8% from € 274 million in 2003 to € 348 million in 2004. Legal and consultancy expenses (plus € 9 million or 59.1%), IT costs (plus € 14 million or 47.3%) and communication expenses (plus € 9 million or 41.0%) contributed disproportionately to this increase in other administrative expenses.

Depreciation of tangible and intangible assets increased by only € 8 million or 9.0 % from € 87 million to € 95 million in 2004. In 2003, depreciation of tangible and intangible assets was relatively high because of a one-time effect of € 11 million in connection with the extraordinary write down of "stranded investments" (i.e. software developments that were never implemented) in our core banking system Globus.

Without the first-time consolidation of our Albanian Network Bank, general administrative expenses would have increased by € 143 million or 21.8%.

The following table gives a breakdown of general administrative expenses by business segment:

	2003	2004	Change	Change
		in € thousands		in %
Corporate Customers	(237,974)	(219,074)	(18,900)	(7.9)
Retail Customers	(365,499)	(542,581)	(177,082)	48.4
Treasury	(29,402)	(32,755)	(3,353)	11.4
Participations & Other	(25,760)	(28,938)	(3,178)	12.3
Total	**(658,636)**	**(823,348)**	**(164,712)**	**25.0**

General administrative expenses in our Corporate Customers segment decreased by € 19 million or 7.9% mostly due to the to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. The € 177 million or 48.4% increase in our Retail Customers segment is mostly attributable to the continuing expansion of our retail banking activities. The addition of 194 new outlets (84 in connection with the acquisition of our Albanian Network Bank) pursuant to our retail strategy was the main driver behind this increase in administrative expenses.

The following table gives a breakdown of general administrative expenses by geographic segment:

	2003	2004	Change	Change
		in € thousands		in %
CE	(377,211)	(438,204)	(60,993)	16.2
SEE	(215,797)	(294,375)	(78,578)	36.4
CIS	(65,628)	(90,769)	(25,141)	38.3
Total	**(658,636)**	**(823,348)**	**(164,712)**	**25.0**

As we have expanded our retail business most rapidly in the CE and SEE regions, the establishment of new retail outlets in these regions was the main driver behind the increases in general administrative expenses in the CE segment and in the SEE segment. € 17 million of the € 79 million increase in the SEE segment is attributable

to the first-time consolidation of our Albanian Network Bank. General administrative expenses also increased significantly by € 25 million or 38.3% in our CIS segment, mainly due to increased headcount and the addition of 10 new outlets in Russia which resulted into increases in staff and rental expenses of € 16 million.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses:

	2003	2004	Change	Change
	in € thousands			in %
Revenues from non-banking activities	16,130	27,348	11,218	69.5
Expenses arising from non-banking activities	(9,658)	(15,593)	(5,935)	61.5
Result from hedge accounting	(1,118)	(3,140)	(2,022)	180.9
Result from other derivatives	2,727	(766)	(3,493)	—
Net income from disposal of tangible fixed assets	5,562	(2,278)	(7,840)	(141.0)
Other non-income taxes	(19,147)	(21,516)	(2,369)	12.4
Income from release of negative goodwill	7,479	1,997	(5,482)	(73.3)
Amortization of goodwill	(6,216)	(21,284)	(15,068)	242.4
Other operating income	41,512	77,218	35,706	86.0
Other operating expenses	(35,814)	(71,856)	(36,042)	100.6
Total	**1,456**	**(29,870)**	**(31,327)**	**—**

In 2004, we reported other operating losses of € 30 million compared to other operating profit of € 1 million in 2003.

The valuation result from hedge accounting decreased by € 2 million or 180.9% from a loss of € 1 million in 2003 to a loss of € 3 million in 2004. These losses represent the sum of the differences in the mark-to-market valuations of hedged items and corresponding hedging instruments and are attributable to a reduction in the market value of certain hedging instruments. To qualify for fair value hedge accounting under IAS 39, a hedge merely has to be "highly effective", which means that the results of individual hedges have to be within a range of 80-125%. As a result, we record either profit or losses from hedge accounting, depending on changes in the market values of the underlying items. The result from other derivatives changed from a profit of € 3 million to a loss of € 1 million. These losses are primarily attributable to a reduction in the market value of derivative instruments used for macro hedging purposes which do not satisfy the requirements for hedge accounting under IFRS. In this case the underlying items are stated at cost according to IFRS while the derivative is valued on a mark-to-market basis.

Net income from the disposal of tangible fixed assets decreased by € 8 million or 141.0% from profit of € 6 million in 2003 to losses of € 2 million in 2004. In 2003, net income from the disposal of tangible fixed assets benefited from a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank.

Amortization of goodwill increased by € 15 million or 242.2% from € 6 million in 2003 to € 21 million in 2004. € 6 million of the increase in amortization of goodwill are attributable to the scheduled amortization goodwill in our Albanian Network Bank which was consolidated for the first time in 2004. Another € 9 million relate to an unscheduled impairment of goodwill in our Slovenian Network Bank, due to lower than expected profit in this unit. Income from the release of negative goodwill ("badwill") decreased by € 5 million or 73.3% from € 7 million in 2003 to € 2 million in 2004. In 2003, the first-time consolidation of our leasing companies had a positive effect of € 7 million as the purchase prices for leasing companies was lower than the related equity.

The following table gives a breakdown of other operating profit/(loss) by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	4,429	5,438	1,009	22.7
Retail Customers	838	(4,156)	(4,994)	—
Treasury	1,388	(4,392)	(5,780)	—
Participations & Other	(5,199)	(26,759)	(21,560)	(414.7)
Total	**1,456**	**(29,870)**	**(31,326)**	**—**

Other operating profit in our Corporate Customers segment increased by € 1 million or 22.7%. All other business segments reported other operating losses in 2004. Other operating profit/(losses) in our Retail Customers segment decreased by € 5 million from a profit of € 0.8 million in 2003 to losses of € 4 million in 2004, mainly due to higher allocations of overhead expenses to this segment. Other operating profit/(losses) in our Treasury segment decreased by € 6 million from a profit of € 1 million 2003 to losses of € 4 million in 2004, mainly due to losses as a result of a reduction in the market value of derivative instruments used for macro hedging purposes. Other operating losses in our Participations & Other segment increased significantly by € 22 million or 414.7% from € 5 million in 2003 to € 27 million in 2004. These losses are primarily attributable to increase charges for the amortization of goodwill.

The following table gives a breakdown of other operating profit/(loss) by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	4,874	(13,452)	(18,325)	—
SEE	824	(9,824)	(10,648)	—
CIS	(4,242)	(6,595)	(2,353)	(55.4)
Total	**1,456**	**(29,870)**	**(31,326)**	**—**

In 2004, all geographic segments reported other operating losses. Other operating profit/(losses) in our CE segment decreased by € 18 million from profit of € 5 million in 2003 to losses of € 13 million in 2004, mainly due to charges of € 9 million relating to the unscheduled impairment of goodwill in our Slovenian Network Bank. Other operating profit/(losses) in our SEE segment decreased by € 11 million from profit of € 1 million in 2005 to losses of € 10 million in 2004, mainly due to the increase in the scheduled amortization of goodwill in connection with the first-time consolidation of our Albanian Network Bank. In 2003, other operating profit/(losses) in our SEE segment also benefited from a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank. Other operating losses in our CIS segment increased from € 4 million in 2003 to € 7 million in 2004.

Profit Before Tax

Profit before tax increased by € 66 million or 23.7% from € 277 million in 2003 to € 342 million in 2004. This increase was primarily attributable to first-time profit in our Retail Customers segment and an increase of profit in our Treasury segment. € 11 million or 16.7% of the overall increase in profit before tax are attributable to changes in the scope of consolidation.

Profit Before Tax by Business Segment

The following table gives a breakdown of profit before tax by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	220,991	229,642	8,651	3.9
Retail Customers	(23,783)	42,502	66,285	—
Treasury	87,368	111,870	24,502	28.0
Participations & Other	(7,875)	(41,781)	(33,906)	430.6
Total	**276,701**	**342,233**	**65,532**	**23.7**

Profit before tax from our Corporate Customers segment increased only slightly by € 9 million or 3.9% and contributed € 230 million or 67.1% of total profit before tax in 2004 compared to € 221 million or 80% of total profit before tax in 2003.

Our Retail Customers segment reported first-time profit of € 43 million or 12.4% of total profit before tax in 2004 compared to losses of € 24 million in 2003. Compared to our overall performance, this represents a significantly higher increase of € 66 million. The improved performance of our Retail Customers segment is mainly attributable to a continuing increase in our customer base and higher volumes as a result of the continuing expansion of our retail activities. In addition, our Retail Customers segment benefited from the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described under "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above.

Profit before tax from our Treasury segment increased significantly by € 25 million or 28.0% and contributed € 112 million or 32.7% of total profit before tax in 2004 compared to € 87 million or 31.6% of total profit before tax in 2003. This increase is primarily attributable to an increase in our "held-to-maturity" portfolio and to a higher net interest income from our asset and liability management operations.

Losses in our Participations & Other segment increased by € 34 million or 430.6% from € 8 million in 2003 to € 42 million in 2004. This significant increase is primarily attributable to increases in both the scheduled and extraordinary amortization of goodwill. Results in our Participations & Other segment in 2003 also benefited from certain one-time effects as described under "—Other operating profit/(loss)" above.

Profit Before Tax by Geographic Segment

The following table gives a breakdown of profit before tax by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	136,180	162,763	26,583	19.5
SEE	59,650	100,808	41,158	69.0
CIS	80,871	78,662	(2,209)	(2.7)
Total	**276,701**	**342,233**	**65,532**	**23.7**

The CE segment contributed € 163 million or 47.6% of total profit before tax in 2004 compared to € 136 million or 49.2% of total profit before tax in 2003. Compared to our overall performance, this represents a relatively low increase of 19.5% or € 27 million.

The SEE segment contributed € 101 million or 29.5% of total profit before tax in 2004 compared to € 60 million or 21.6% of total profit before tax in 2003. Compared to our overall performance, this represents a significantly higher increase of 69.0% or € 41 million. € 6 million or 15% of this increase are attributable to the first time consolidation of our Albanian Network Bank.

Profit before tax in our CIS segment fell slightly from € 81 million or 29.2% of total profit before tax in 2003 to € 79 million or 23.0% of total profit before tax in 2004. The stagnation and even reduction in profit before tax in our CIS segment is primarily attributable to a significant decrease in trading profit as a result of local currency exchange rate movements and to an increase in expenses in connection with the establishment of new outlets in Russia.

Income Tax

Despite the increase in profit before tax of only 23.7%, taxes on income and earnings increased by € 22 million or 44.1% from € 49 million in 2003 to € 71 million in 2004. This represents an effective tax rate of 20.7%, which is the result of mixed taxation of our profit in each country in which we operate. Without the first-time consolidation of our Albanian Network Bank, income taxes would have increased by € 17 million or 34.1%. The higher increase in income taxes, compared to profit before taxes, was primarily attributable to the introduction of a "flat tax" in Slovakia, which negatively affected the taxation of our securities income in Slovakia.

Profit After Tax

Profit after tax increased by € 44 million or 19.3% from € 228 million in 2003 to € 271 million in 2004.

Minority Interests in Profit

Minority interests in profit increased by € 12 million or 23.8% from € 49 million in 2003 to € 60 million in 2004.

Consolidated Profit

Consolidated profit increased by € 32 million or 18% from € 179 million in 2003 to € 211 million in 2004. Without the first-time consolidation of our Albanian Network Bank, RSI Budapest and other minor newly founded companies, consolidated profit would have increased by € 28 million or 15.9%.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2003

Overview

The following table shows our condensed income statement for the years ended December 31, 2002 and 2003:

	Year Ended December 31,		
	2002	2003	Change
	in € millions		in %
Net interest income	394	564	43.2
Provisioning for impairment losses	(50)	(88)	76.9
Net interest income after provisioning	344	476	38.3
Net commission income	135	213	58.4
Trading profit/(loss)	200	242	21.0
Net income from investments	10	3	(69.3)
General administrative expenses	(510)	(659)	29.0
Other operating profit/(loss)	(2)	1	150.0
Profit before tax	**175**	**277**	**57.9**
Income tax	(39)	(49)	25.5
Profit after tax	**136**	**228**	**67.2**
Minority interests in profit	(33)	(49)	49.9
Consolidated profit	**103**	**179**	**72.6**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2002 and 2003:

Year Ended December 31,	CE[1]	SEE[1]	CIS
		in € thousands	
Net interest income			
2002	245,119	109,256	39,321
2003	318,405	172,090	73,186
Provisioning for impairment losses			
2002	(30,997)	(11,056)	(7,461)
2003	(52,148)	(23,508)	(11,943)
Net interest income after provisioning			
2002	214,122	98,199	31,861
2003	266,257	148,582	61,243
Net commission income			
2002	76,958	47,227	10,317
2003	97,956	72,476	42,680
Trading profit/(loss)			
2002	139,003	40,320	20,364
2003	142,608	53,569	45,447
Net income from investments			
2002	4,776	2,635	2,553
2003	1,695	(5)	1,371
General administrative expenses			
2002	(310,036)	(170,390)	(29,980)
2003	(377,211)	(215,797)	(65,628)
Other operating profit/(loss)			
2002	(4,080)	3,583	(2,138)
2003	4,874	824	(4,242)
Profit before tax			
2002	120,743	21,574	32,976
2003	136,179	59,649	80,871

(1) This table reflects changes to our geographic segment reporting that we made in 2004 to better reflect current economic and political realities in the region as well as our expansion into new markets. See "—Segment Reporting—Changes to geographic segment reporting" above.

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2002 and 2003:

Year Ended December 31,	**Corporate Customers**	**Retail Customers**	**Treasury[1]**	**Participations & Other**
		in € thousands		
Net interest income				
2002	222,411	147,097	7,970	16,218
2003	300,267	244,300	20,053	(939)
Provisioning for impairment losses				
2002	(38,146)	(8,999)	—	(2,369)
2003	(44,323)	(40,398)	(237)	(2,641)
Net interest income after provisioning				
2002	184,265	138,098	7,970	13,849
2003	255,944	203,903	19,816	(3,580)
Net commission income				
2002	73,785	52,744	6,206	1,768
2003	122,761	90,011	(727)	1,067
Trading profit/(loss)				
2002	71,388	29,121	108,811	(9,633)
2003	75,830	46,964	95,073	23,757
Net income from financial investments				
2002	—	—	—	9,964
2003	2	—	1,220	1,840
General administrative expenses				
2002	(175,500)	(284,303)	(29,455)	(21,149)
2003	(237,974)	(365,499)	(29,402)	(25,760)
Other operating profit/(loss)				
2002	—	—	1,017	(3,653)
2003	4,429	838	1,388	(5,199)
Profit before tax				
2002	153,938	(64,340)	94,550	(8,854)
2003	220,991	(23,783)	87,368	(7,875)

(1) Prior to 2004, our Treasury segment was named Proprietary Trading segment. See "—Segment Reporting—Changes to business segment reporting" above.

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income:

	2002	**2003**	**Change**	**Change in %**
		in € thousands		
Interest income	854,464	1,109,080	254,616	29.8
Current income	5,318	5,104	(214)	(4.0)
Other interest-like income	744	2,885	2,141	287.7
Interest expenses	(466,815)	(547,323)	(80,508)	17.3
Other interest-like expenses	(15)	(6,064)	(6,049)	—
Total	**393,696**	**563,681**	**169,985**	**43.2**

Net interest income increased by € 170 million or 43.2% from € 394 million in 2002 to € 564 million in 2003. This increase was primarily attributable to a € 130 million or 20.6% increase in interest income from loans and advances to customers and the first-time inclusion of interest income from the financial leasing business in the amount of € 82 million. Our net interest margin (i.e. our net interest income compared to average total assets) increased by 20 basis points from 3.1% in 2002 to 3.3% in 2003. Without the first-time consolidation of the leasing companies and Priorbank JSC, net interest income would only have increased by € 88 million or 22.5% to € 482 million.

The following table gives a breakdown of net interest income by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate customers	222,411	300,267	77,856	35.0
Retail customers	147,097	244,300	97,203	66.1
Treasury	7,970	20,053	12,083	151.6
Participations & Other	16,218	(939)	(17,157)	—
Total	**393,696**	**563,681**	**169,985**	**43.2**

The € 17 million or 105.8% decrease in net interest income in the Participations & Other segment in 2003 is primarily attributable to the transfer to us and first-time full consolidation of our leasing subsidiaries. Until 2002, our (minority) interests in the relevant leasing units had been accounted for at-equity under the Participations & Other segment. Starting in 2003, the now fully consolidated interest income from our leasing units is being included in our Corporate Customers and Retail Customers segments. We made substantial progress in the development of our Retail Customers segment in 2003, with an increase of net interest income of € 97 million or 66.1% to € 244 million in 2003. During the same period, our portfolio of retail loans grew by € 1.3 billion or 101% from € 1.4 billion in 2002 to € 2.7 billion in 2003. To increase the volume of deposits by our retail customers, we were required to increase the interest rates on deposits in some of our markets. As a result, net interest income in the Retail Customer segment only increased at a lower rate than our portfolio of retail loans. The € 12 million or 151.6% increase in net interest income in our Treasury segment is mainly attributable to a € 259 million or 155% increase in our "held-to-maturity" portfolio, which consists mainly of bonds, from € 167 million in 2002 to € 426 million in 2003. The significant increase in financial investments is attributable to decisions by treasury in some of our Network Units to change the classification of the relevant securities.

The following table gives a breakdown of net interest income by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	245,119	318,405	73,287	29.9
SEE	109,256	172,090	62,834	57.5
CIS	39,321	73,186	33,864	86.1
Total	**393,696**	**563,681**	**169,984**	**43.2**

Interest margins vary significantly across the CEE region, depending on the stage of development of each market. Net interest income increased in 2003 across all our geographic segments. The higher increase in net interest income in the SEE segment is largely attributable to our Network Units in Serbia (strong organic growth) and in Kosovo (only consolidated as of December 21, 2002). € 23 million or 67.8% of the € 34 million increase in net interest income in our CIS segment is attributable to the acquisition and first-time consolidation of Priorbank JSC in Belarus. Capital hedging transactions at the level of our other Network Units in the CIS region have effectively converted parts of our local currency investments into hard currency investments with lower interest rate margins. This has resulted in a reduction of interest income in the CIS region, while at the same time increasing trading profit in the CIS segment as a result of foreign currency valuations.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims:

	2002	2003	Change	Change
	in € thousands			in %
Allocated to provision for possible loan losses	(279,643)	(290,485)	(10,842)	3.9
Released from provision for possible loan losses	233,566	215,234	(18,332)	(7.8)
Direct write-downs	(10,951)	(16,032)	(5,081)	46.4
Income received on written-down claims	7,514	3,684	(3,830)	(51.0)
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

Provisioning for impairment losses increased by € 38 million or 76.9% from € 50 million in 2002 to € 88 million in 2003. This significant increase was only partly attributable to the growth of our loan portfolio. Loans and advances to banks increased by € 0.8 billion or 29.5% from € 2.7 billion in 2002 to € 3.5 billion in 2003 and loans and advances to customers increased by € 3.5 billion or 42.1% from € 8.2 billion in 2002 to € 11.7 billion in 2003. Provisioning for impairment losses was significantly affected by changes in the scope of consolidation in 2003. Net allocations of € 23 million or 27% of total provisioning for impairment losses in 2003 are related to the Network Units that were fully consolidated for the first time in 2003. Portions of these € 23 million in provisions for impairment losses relate to substantial write-offs in our Hungarian and Czech leasing units as a result of investments in difficult market segments. Our Hungarian leasing unit began to invest in the used car leasing business in 2002 and started to encounter high rates of default in this business beginning in 2003. Our Czech leasing unit invested in the truck leasing business before the rise of the Czech crown against the euro made the Czech freight business less competitive and reduced the value in local currency of the trucks serving as collateral. Without the first-time consolidation of a number of new group units, provisioning for impairment losses would only have increased by € 15 million or 29.5% to € 65 million.

In some countries we are legally required to make immediate provisions for impairment losses, as soon as any interest or principal is past due, even if the relevant clients soon catch up with their payment obligations. As a result, we may be required to repeatedly make and release provisions with regard to the same customer over the course of our fiscal year. This is the reason for the high amounts released from provision for impairment losses each year.

The following table gives a breakdown of provisioning for impairment losses by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	(38,146)	(44,323)	(6,177)	16.2
Retail Customers	(8,999)	(40,398)	(31,399)	348.9
Treasury	—	(237)	(237)	—
Participations & Other	(2,369)	(2,641)	(272)	11.5
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

The table shows that € 31.4 million or 82.6% of the total increase in provisioning for impairment losses is attributable to the Retail Customers segment. This increase is mostly the result of a € 1.3 billion or 101% increase in the loan volume in our Retail Customers segment from € 1.4 billion in 2002 to € 2.7 billion in 2003 and of the difficulties in our leasing units in Hungary and the Czech Republic. The increase in the volume of retail customer loans and our extended presence in the markets lead to increased provisioning levels as provisions for retail customer loans are based on standardized statistical methods and not on actual losses. The high increase in provisioning for impairment losses in the Retail Customers segment in 2003 is also partly attributable to a "backlog effect." With a risk/earnings ratio (i.e. the level of provisioning for impairment losses compared to net interest income) of 15.4% in 2003 after 12.6% in 2002, our provisioning for impairment losses is still at a relatively low level compared to other banking groups in the market. This is primarily due to the fact that we have only relatively recently expanded our presence in new customer and product segments (especially in the retail area) and new geographic markets. See also "—Year Ended December 31, 2004 Compared With Year Ended December 31, 2003—Results of Operations—Provisioning for Impairment Losses" above. We expect a gradual convergence of our provisioning levels with those of other market participants over the next few years.

The following table gives a breakdown of provisioning for impairment losses by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(30,997)	(52,148)	(21,152)	68.2
SEE	(11,056)	(23,508)	(12,451)	112.6
CIS	(7,461)	(11,943)	(4,482)	60.1
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

In 2003, provisioning for impairment losses increased across the region: € 21 million or 68.2% in the CE segment, € 12 million or 112.6% in the SEE segment and € 4.5 million or 60.1% in the CIS segment. Approximately € 7 million or 58.1% of the high increase in provisioning for impairment losses in the SEE segment is attributable to our Network Units in Serbia and Kosovo.

Net Interest Income After Provisioning

Net interest income after provisioning increased by € 132 million or 38.3% from € 344 million in 2002 to € 476 million in 2003.

Net Commission Income

The following table gives a breakdown of our net commission income:

	2002	2003	Change	Change
	in € thousands			in %
Payment and transfers business	74,969	119,774	44,805	59.8
Loan administration and guarantees business	19,537	50,485	30,948	158.4
Securities business	7,278	6,620	(658)	(9.0)
Foreign exchange and precious metals business	9,856	12,577	2,720	27.6
Other banking services	22,863	23,657	794	3.5
Total	**134,503**	**213,113**	**78,610**	**58.4**

Net commission income increased by € 78 million or 58.4% from € 135 million in 2002 to € 213 million in 2003. This increase was primarily attributable to a € 45 million or 59% increase in commission income in the payment and transfers business due to rising volumes in payment transfers and a € 31 million or 158% increase in commission income in the loan administration and guarantee business, mostly as a result of strong growth in our Retail Customers segment. Without the first-time consolidation of the leasing companies and Priorbank JSC, net commission income would have increased by € 50 million or 38%.

The following table gives a breakdown of net commission income by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	73,785	122,761	48,976	66.4
Retail Customers	52,744	90,011	37,267	70.7
Treasury	6,206	(727)	(6,933)	—
Participations & Other	1,768	1,067	(701)	(39.6)
Total	**134,503**	**213,113**	**78,610**	**58.4**

The table shows that the increase in net commission income in 2003 is linearly distributed between the Corporate Customers segment and the Retail Customers segment. The 111.7% decrease in net commission income in our Treasury segment is attributable to increasing fee income in our Croatian pension fund company and also to certain one-time effects in our treasury.

The following table gives a breakdown of net commission income by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	76,958	97,956	20,998	27.3
SEE	47,227	72,476	25,249	53.5
CIS	10,317	42,680	32,363	313.7
Total	**134,503**	**213,113**	**78,610**	**58.4**

In 2003, net commission income increased relatively evenly across the region in absolute terms. Starting at a lower level, proportionate growth was strongest in the CIS segment, partly due to lower fees payable for refinancing lines. In addition, € 20 million or 61.7% of the € 32 million increase of net commission income in the CIS segment is attributable to the first-time consolidation of Priorbank JSC in 2003.

Trading Profit/(Loss)

Trading profit increased by € 42 million or 21.0% from € 200 million in 2002 to € 242 million in 2003. In 2003, trading profit benefited from a € 10 million one-time effect from the valuation of refinancing operations at the holding level. Without the first-time consolidation of the leasing companies and Priorbank JSC, trading profit would have increased by € 28 million or 13.9%.

The following table gives a breakdown of our trading profit/(losses):

	2002	2003	Change	Change
	in € thousands			in %
Interest-rate-related contracts	39,128	16,540	(22,588)	(57.7)
Currency-related contracts	157,282	222,031	64,749	41.2
Share-/index-related contracts	3,277	3,053	(224)	(6.8)
Total	**199,687**	**241,624**	**41,938**	**21.0**

Trading profit from currency-related contracts rose by € 65 million or 41.2% from € 157 million in 2002 to € 222 million in 2003. Approximately € 27 million of this increase is attributable to open foreign exchange positions in connection with capital hedging transactions that we entered into in order to hedge exchange rate movements between the euro and several CEE currencies (RUR, UAH, BYR, ROL, HUF and PLN) and the U.S. dollar.

Trading profit from interest-rate-related contracts, however, fell by € 22.6 million or 57.7% from € 39 million in 2002 to € 16.5 million in 2003, largely due to a € 10 million decrease in interest income on Slovak treasury bills going back to lower interest levels in the market, which resulted in an overall decrease in margins after deduction of refinancing costs.

The following table gives a breakdown of trading profit/(losses) by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	71,388	75,830	4,442	6.2
Retail Customers	29,121	46,964	17,843	61.3
Treasury	108,811	95,073	(13,738)	(12.6)
Participations & Other	(9,633)	23,757	33,391	—
Total	**199,687**	**241,624**	**41,938**	**21.0**

The high € 33 million or 346.6% increase in trading profit in our Participations & Other segment is attributable to gains from hedging activities which are reported in this segment. Trading profit in our Treasury segment suffered from a decrease in interest income on Slovak treasury bills in 2003. The 61.3% increase in trading profit in the Retail Customers segment is attributable to our growing retail customer base and to an increase in both the number and size of foreign currency transactions with this customer group.

The following table gives a breakdown of trading profit/(losses) by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	139,003	142,608	3,605	2.6
SEE	40,320	53,569	13,249	32.9
CIS	20,364	45,447	25,084	123.2
Total	**199,687**	**241,624**	**41,938**	**21.0**

€ 8 million or 32% of the € 25 million or 123.2% increase of trading profit in the CIS segment is attributable to the first-time consolidation of Priorbank JSC in 2003. The balance of the increase in trading profit in the CIS segment is the result of decentralized capital hedging transactions executed locally by our Network Banks in Russia and Ukraine which led to high trading profit due to movements in the exchange rates of the relevant local currencies. The Ukrainian hryvna depreciated 19% and the Russian rouble depreciated 10% in 2003.

Net Income From Investments

Net income from investments fell by € 6.9 million or 69.3% from € 9.9 million in 2002 to € 3.0 million in 2003. We suffered losses on net valuations and net proceeds from disposals of financial instruments "held-to-maturity" (minus € 0.7 million) and on net valuations of equity participations (minus € 0.9 million). These losses were almost balanced by net proceeds from disposals of financial instruments originated by the enterprise (€ 0.4 million) and net proceeds from the sale of equity participations (€ 1.3 million). Net income on other current financial assets consisting of gains from valuation as well as from sales proceeds contributed € 3.1 million.

Net income from investments was affected by the first-time at-equity valuation of eight leasing units in 2002 which resulted in a one-time effect of plus € 7 million. We acquired majority interests in these leasing units in 2003 and they are now fully consolidated.

General Administrative Expenses

General administrative expenses rose by € 148 million or 29% from € 510 million in 2002 to € 659 million in 2003.

More than half of this increase was attributable to the significant increase in staff expenses of € 78.2 million or 35.7% from € 219 million in 2002 to € 297 million in 2003, mostly due to the first time consolidation into RI of the leasing companies and of Priorbank JSC. With the leasing companies we took over approximately 700 new employees and with Priorbank JSC another 2,189. This change in our consolidated group represents an increase in staff expenses of € 30 million or 13.6%. The remaining increase in staff expenses of € 48 million or 22.1% is mainly attributable to the organic growth of our staff by 1,950 employees or 14.0% across the region.

Other administrative expenses rose by € 45 million or 19.6% from € 229 million in 2002 to € 274 million in 2003. Rental, maintenance and operating expenses on buildings (plus € 17.4 million or 28.6%) and expenses for deposit insurance (plus € 10.9 million or 113.7%) contributed disproportionately to this increase in other administrative expenses. Deposit insurance fees are set by local authorities in each country and are subject to change. The total expenses for deposit insurance also largely depend on the volume of retail deposits.

Depreciation of tangible and intangible assets increased by € 25 million or 41% from € 62 million to € 87 million in 2003. This increase also reflected an extraordinary write-down of € 11 million on "stranded investments" (i.e. software developments that were never implemented) in our core banking system Globus.

Without the first-time consolidation of the leasing companies and Priorbank JSC, general administrative expenses would have increased by € 79 million or 15.5%.

The following table gives a breakdown of general administrative expenses by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	(175,500)	(237,974)	(62,474)	35.6
Retail Customers	(284,303)	(365,499)	(81,196)	28.6
Treasury	(29,455)	(29,402)	52	(0.2)
Participations & Other	(21,149)	(25,760)	(4,611)	21.8
Total	**(510,407)**	**(658,636)**	**(148,229)**	**29.0**

The € 62 million or 35.6% increase in our Corporate Customers segment is mostly attributable to staff increases in this segment and to changes in the scope of consolidation. The number of staff in our Corporate Customers segment increased from 3,300 to 5,772 in 2003. The € 81 million or 28.6% increase in our Retail Customers segment is mostly attributable to the expansion of our retail banking activities. The establishment of new outlets pursuant to our retail strategy was the main driver behind this increase in administrative expenses.

The following table gives a breakdown of general administrative expenses by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(310,036)	(377,211)	(67,175)	21.7
SEE	(170,390)	(215,797)	(45,407)	26.6
CIS	(29,980)	(65,628)	(35,648)	118.9
Total	**(510,407)**	**(658,636)**	**(148,229)**	**29.0**

As we are mainly focusing on the CE and SEE regions for the expansion of our retail business, the establishment of new retail outlets in these regions was the main driver behind the increases in general administrative expenses in the CE segment and in the SEE segment. € 28 million of the € 36 million increase in the CIS segment is attributable to the first-time consolidation of Priorbank JSC.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses:

	2002	2003	Change	Change
	in € thousands			in %
Revenues from non-banking activities	5,981	16,130	10,149	169.7
Expenses arising from non-banking activities	(672)	(9,658)	(8,986)	(1337.2)
Valuation result from hedging instruments and hedged items	(776)	1,608	2,384	307.2
Net income from disposal of tangible fixed assets	844	5,562	4,718	559.0
Other non-income taxes	(11,453)	(19,147)	(7,694)	(67.2)
Other operating income	21,868	48,991	27,123	124.0
Other operating expenses	(18,426)	(42,030)	(23,604)	128.1
Total	**(2,635)**	**1,456**	**4,091**	—

Other operating profit increased by € 4.7 million from minus € 0.2 million in 2002 to € 4.5 million in 2003. The large increase in both other operating income and other operating expenses in 2003 is attributable to the first-time consolidation of the leasing companies. In 2003, other operating expenses also included amortization of goodwill in the amount of € 6.2 million. Other operating income did, however, also include € 7 million from the release of negative goodwill (or "badwill") that arose in connection with the first-time consolidation of the leasing companies. In 2002, we also reported releases of negative goodwill of € 7 million in connection with the restructuring of our Romanian Network Bank which we had acquired in 2001. The € 5 million or 559.0% increase in net income from the disposal of tangible fixed assets is primarily attributable to a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank.

The following table gives a breakdown of other operating profit/(loss) by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	—	4,429	—	—
Retail Customers	—	838	—	—
Treasury	1,017	1,388	371	36.5
Participations & Other	(3,652)	(5,199)	(1,547)	142.3
Total	**(2,635)**	**1,456**	**4,091**	—

The profit in both our Corporate Customers and Retail Customers segments are mostly attributable to the first-time consolidation of our leasing businesses and the related income from the disposal of leasing assets. The losses in our Participations & Other segment are attributable to an increase in non-income taxes.

The following table gives a breakdown of other operating profit/(loss) by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(4,080)	4,874	8,954	219.5
SEE	3,583	824	(2,759)	(77.0)
CIS	(2,138)	(4,242)	(2,104)	98.4
Total	**(2,635)**	**1,456**	**4,091**	**155.3**

Profit Before Tax

Profit before tax increased by € 101.4 million or 57.9% from € 175 million in 2002 to € 277 million in 2003. This increase was primarily attributable to an increase of profit in our Corporate Customers segment and a significant decrease of losses in our Retail Customers segment. Without the first-time consolidation of the leasing companies and Priorbank JSC, profit before tax would have increased by € 58 million or 33.1%.

Profit before tax by business segment

The following table gives a breakdown of profit before tax by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	153,938	220,991	67,054	43.6
Retail Customers	(64,340)	(23,783)	40,556	63.0
Treasury	94,550	87,368	(7,181)	(7.6)
Participations & Other	(8,854)	(7,875)	979	11.1
Total	**175,293**	**276,701**	**101,408**	**57.9**

The Corporate Customers segment contributed € 221 million or 79.9% of total profit before tax in 2003 compared to € 154 million or 87.8% of total profit before tax in 2002. Compared to our overall performance, this represents a lower increase of 43.6% or € 67 million.

The Retail Customers segment reported losses of € 24 million in 2003 compared to losses of € 64 million in 2002. Although this segment remained unprofitable in 2003, results in this segment improved significantly by 63.0% or € 41 million, compared to our overall performance. The improved performance of our Retail Customers segment is mainly attributable to an increase in our customer base and higher volumes as a result of the continuing expansion of our retail activities.

The Treasury segment contributed € 87 million or 31.6% of total profit before tax in 2003 compared to € 95 million or 53.9% of total profit before tax in 2002. This represents a decrease of € 7.2 million or 7.6%. The principal reason for this decrease is the € 10 million decrease in interest income on Slovak treasury bills.

The Participations & Other segment reported losses of € 8 million in 2003 compared to losses of € 8.9 million in 2002. Although this segment remained unprofitable in 2003, this represents an improvement of € 1 million or 11.1%.

Profit Before Tax By Geographic Segment

The following table gives a breakdown of profit before tax by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	120,743	136,180	15,437	12.8
SEE	21,574	59,650	38,076	176.5
CIS	32,976	80,871	47,895	145.2
Total	**175,293**	**276,701**	**101,408**	**57.9**

The CE segment contributed € 136 million or 49.2% of total profit before tax in 2003 compared to € 121 million or 68.9% of total profit before tax in 2002. Compared to our overall performance, this represents a relatively low increase of only 12.8% or € 15 million.

The SEE segment contributed € 60 million or 21.6% of total profit before tax in 2003 compared to € 22 million or 12.3% of total profit before tax in 2002. Compared to our overall performance, this represents a significantly higher increase of 176.5% or € 38 million. In 2003, our Romanian Network Bank finally managed to break even after its restructuring and our Bulgarian Network Bank also made good progress.

The CIS segment contributed € 81 million or 29.2% of total profit before tax in 2003 compared to € 33 million or 18.8% of total profit before tax in 2002. Compared to our overall performance, this represents a significantly higher increase of 145.2% or € 48 million. Slightly more than one third of this increase is attributable to the first-time consolidation of Priorbank JSC which contributed € 18 million to profit before tax.

Income tax

Despite the increase in profit before tax of 57.9%, taxes on income and earnings increased by only € 10 million or 25.5% from € 39.2 million in 2002 to € 49.3 million in 2003. This represents an effective tax rate of 17.8%, which is the result of mixed taxation of our profit in each country in which we operate. Without the first-time consolidation of the leasing companies and Priorbank JSC, income taxes would have increased by € 3 million or 6.5%. The lower increase in income taxes, compared to profit before taxes, was primarily attributable to tax reforms in some CEE countries, especially in Slovakia, where Tatra banka benefited considerably from these reforms.

Profit After Tax

Profit after tax increased by € 91 million or 67.2% from € 136 million in 2002 to € 228 million in 2003.

Minority Interests in Profit

Minority interests in profit increased by only € 16.2 million or 49.9% from € 32.5 million in 2002 to € 48.7 million in 2003. This lower increase compared to the 67.2% increase in profit after tax is attributable to the fact that the highest increases in profit were recorded by units in which we hold shares of, or close to, 100% while units with higher minority ownership only recorded stable profit or lower profit increases.

Consolidated Profit

Consolidated profit increased by € 75.2 million or 72.6% from € 103.5 million in 2002 to € 178.7 million in 2003. Without the first-time consolidation of the leasing companies and Priorbank JSC, consolidated profit would have increased by € 42 million or 40.5%.

Liquidity and Capital Resources

Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity

The following table shows our shareholders' equity and subordinated capital as of December 31, 2002, 2003 and 2004:

	As at December 31,		
	2002	2003	2004
	in € millions		
Shareholders' equity			
Subscribed capital	50	50	382
Additional paid-in capital	665	770	935
Retained earnings	204	283	523
hereof effects arising from currency translation	(93)	(184)	(143)
hereof consolidated profit	104	179	211
Total shareholders' equity	**919**	**1,103**	**1,840**
Minority interests	227	276	337
Subordinated capital			
Subordinated liabilities	194	252	423
Supplementary capital	—	58	21
Total subordinated capital	**194**	**310**	**444**
Other sources of liquidity			
Deposits from banks	2,909	5,320	6,619
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Total other sources of liquidity	**12,680**	**17,836**	**25,452**

Our subscribed capital consists of 125,000,000 Shares representing a total nominal value of € 380 million and of participation rights (*Genussrechte*) with a total nominal value of € 2 million. In 2004, our subscribed capital increased by € 332 million as a result of contributions by our parent company RZB and our minority

shareholders who subscribed for additional capital in the fourth quarter of 2004. See "Major Shareholders" below. The additional capital was required to fund the continuing organic growth of our Network Banks, especially in the Retail Customers segment and to allow us to pursue attractive acquisition opportunities.

In the past, additional paid-in capital (capital reserves) was provided by RZB to enable us to pursue our expansion in the CEE region and to strengthen the capital base of several of our Network Units. As of December 31, 2004, our capital reserves reached € 935 million, an increase of € 165 million or 21.4% compared to December 31, 2003.

Retained earnings represents the sum of our undistributed profits. Large reductions in retained earnings result from exchange rate movements between the euro and the local reporting currencies of our Network Units in the CEE. The translation difference between the local currency denominated equity positions of our fully consolidated Network Units and the euro are shown as effects arising from currency translation and reached a cumulative total of € 143 million as of December 31, 2004. Because local currencies in the CEE appreciated slightly against the euro in 2004, effects arising from currency translation decreased by € 40 million compared to December 31, 2003. At the beginning of 2004, our management commenced central capital hedging activities. The net effect of these hedging activities of € 2 million in 2004, was booked directly into equity. These changes in retained earnings as a result of currency fluctuations only affect our consolidated capital position. They have no effect on the regulatory capital of our individual Network Banks, as local capital adequacy requirements are expressed in local currency terms. You can find a more detailed description of our hedging activities and currency risk management under "Risk Management—Currency Risk."

Several of our Network Banks have issued subordinated capital (with minimum maturities of five years) to meet local capital adequacy requirements, as subordinated capital qualifies as Tier 2 own funds. The majority of the € 444 million of subordinated capital was provided by RZB (€ 378 million) and by multinational institutions such as EBRD and DEG.

The terms of several loans to Network Banks from our minority shareholders or third-party creditors require that RZB continues to own, directly or indirectly 51% or more of the relevant Network Bank. Should RZB's ownership interest in the relevant Network Bank fall below this threshold, these loans could be accelerated. As a result of this Offering, RZB will decrease its participation in certain Network Banks below this threshold. We have informed the relevant lenders of the planned Offering and believe that the respective lenders, including some of our Selling Shareholders, will not accelerate the outstanding loans owed by us. In the event that lenders would not agree to continue their loans to us, we could replace those existing financings by unused credit lines, or from other sources at prevailing market rates, which are in many cases currently more favorable to us than the terms of loans which may be accelerated.

Our other sources of liquidity consist of deposits from banks (€ 6.6 billion), deposits by customers (€ 18.2 billion) and liabilities evidenced by paper (€ 662 million). Deposits from customers increased by € 6.1 billion or 50.4% in 2004 and remain our most important source of refinancing. Deposits by banks are subject to larger fluctuations as they are also used to meet short-term capital demands within the regular inter-bank business.

Our parent RZB is our largest creditor. As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion and RZB also acted as guarantor for loans by us in a total amount of approximately € 415 million. This represents approximately 7.7% of our total debt. Apart from RZB, we owe a total of four creditors the European Investment Bank, the EBRD, the IFC and the Hungarian Eximbank, more than € 100 million each and we have five depositors, including RZB, with deposits of more than € 100 million each. Several Raiffeisen Landesbanken also provided loans to us in a total amount of approximately € 300 million. Some of our Network Banks, notably in Russia, rely on deposits by a limited number of large customers as a significant source of funding and liquidity. RZB guides and manages the global treasury of the RZB Group, which includes us. RZB, at its sole discretion, may also act as a lender of last resort in case one of our Network Units is undergoing an acute liquidity crisis. See also "Certain Relationships with Existing Shareholders-Relationship with the Raiffeisen Banking Group-Funding Transactions" and "Risk Management—Asset/Liability Management" below.

Our deposit/loan coverage for customers steadily improved to 112% as of December 31, 2004. This coverage ratio exceeded the 100% threshold in 2003 and reached 103% as of December 31, 2003.

Capital Adequacy

The following table shows the components of our consolidated regulatory own funds and our capital adequacy ratios by applying the principles specified for banks in the Austrian Banking Act. We are not a bank and therefore not required to demonstrate compliance with bank regulatory requirements as a group. We are, however, a member of the RZB Group and our parent RZB, as an Austrian bank, does have to demonstrate compliance with Austrian banking regulations with regard to its entire consolidated group and RZB is therefore required to monitor the development of our regulatory capital. Accordingly, we are indirectly affected by and subject to relevant capital adequacy requirements. Please see "Banking Regulation and Supervision—Banking Regulation and Supervision in Austria" below for a detailed description of Austrian banking regulations and capital adequacy requirements and how they affect us. Our regulatory capital and capital ratios will increase as a result of the Offering. Please refer to "Capitalization" for a description of the effects of the Offering on our capitalization.

	As at December 31,		
	2002	2003	2004
	in € millions, except %		
Own funds:			
Tier 1 capital (core capital)	907	1,204	1,977
Tier 2 capital (Additional own funds)	180	265	403
Deduction posts	(47)	(15)	(51)
Total eligible own funds (Tier 1 und Tier 2)	1,071	1,455	2,329
Tier 3 capital	—	8	31
Total own funds (Tier 1 + Tier 2 + Tier 3)	1,071	1,463	2,360
Risk weighted assets/market risk positions:			
Assets	7,517	10,788	16,690
Off-balance-sheet transactions	862	1,249	1,766
Special Off-Balance sheet transactions	8	6	15
Total risk-weighted assets (banking book)	8,387	12,043	16,690
Own funds requirement:			
Banking book	671	963	1,335
Trading book	52	54	136
Open currency position	20	7	100
Total own funds requirement	743	1,024	1,571
Tier 1 ratio (banking book) (in %)	10.8	10.0	11.8
Tier 1 ratio (including market risk) (in %)	9.8	9.4	10.1
Own funds ratio (Tier 1 + Tier 2 + Tier 3) (in %)	11.5	11.4	12.0

As a result of our rapid and continuing expansion, own funds increased by € 897 million or 61.3% in 2004 to more than € 2.3 billion. Due to the fast expansion of our banking activities in the CEE, we were able to self-finance only half of our capital needs through retained profit in 2004. Additional capital measures in 2004 and the Offering will further improve our ability to fund further organic growth as well as potential growth through acquisitions.

As a result of additional capital contributions by our minority shareholders and also by our parent RZB, Tier 1 capital increased by € 500 million or 41.5% in 2004 and retained earnings contributed an additional € 273 million. Raiffeisen International issued a total of 12.5 million new shares at a purchase price of € 40 per share. RZB acquired 3,750,004 shares, IFC and EBRD acquired 2.5 million shares each and 8 Raiffeisen Landesbanken and/or their subsidiaries acquired a total of 3,749,996 shares. On March 8, 2005, our shareholders' meeting resolved to conduct a 2:1 stock split, which has doubled the number of shares held by each of our shareholders. Our acquisition of the Albanian Savings Bank resulted in a reduction of own funds by € 65 million (as at first-time consolidation). Overall, our Tier 1 capital increased by € 772 million or 64.2% in 2004. Currency translation effects from capital consolidation also have an impact on our Tier 1 capital as the capital of

most of our Network Units is expressed in non-euro currencies. These effects have led to a reduction of our Tier 1 capital of € 98 million in 2003 and to an increase in our Tier 1 capital of € 53 million in 2004.

Tier 2 subordinated capital increased considerably by € 137 million or 51.8%. The largest portion of these funds is provided by RZB and they are mainly used to cover the local capital requirements of several of our Network Banks. € 71 million of our Tier 2 capital is allocable to our Network Bank in Croatia and our Network Banks in Poland, Romania and Russia also account for Tier 2 capital of more than € 50 million each.

The acquisition of a 12.8% beneficial interest in JSC Bank TuranAlem, Almaty (Kazakhstan) led to a € 29 million increase in deductions for holdings in banks and financial institutions not fully consolidated in 2004. Total deductions for holdings in banks and financial institutions not fully consolidated in 2004 amounted to € 51 million.

Our Tier 1 ratio (including market risk) for 2004 is 10.1% after 9.4% in 2003. Our overall own funds ratio changed by 0.6 percentage points from 11.4% to 12.0%.

The current capital adequacy regime applicable to us will be replaced by the new Basel II capital adequacy regulations issued by the European Union in 2005. For more detail on the Basel II regulations and how they might affect us see "Risk Factors—The introduction of Basel II may adversely affect our business" above and "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union—Capital Adequacy (Basel I and II)" below. These new, more risk sensitive regulations may have a material impact on the capital requirements of the RZB Group and its group units, including us. We expect resulting capital requirements to increase slightly. We are involved in a major implementation process led by our parent RZB. Due to the diversity of our Network Units, we are planning to apply a "permanent partial use" of the new rules in the credit risk area when the Basel II rules are coming into force in 2007 pursuant to which some of our larger units will apply the Foundation IRB (Internal Ratings Based) Approach while smaller units in particular will apply the Standardized Approach. For many asset segments such as corporates or banks and financial institutions we have, however, already implemented a common Group-wide rating system. For both operational risk and market risk we plan to use the Standardized Approach.

Local capital requirements differ from country to country. See "Banking Regulation and Supervision—Local Banking Regulation and Supervision." All of our Network Banks have to comply with the local capital requirements in the markets in which they operate.

Off-Balance Sheet Transactions

The following table shows our off-balance sheet liabilities as of December 31, 2002, 2003 and 2004:

	As at December 31,		
	2002	2003	2004
	in € millions		
Contingent liabilities			
Guarantee credits	584	666	744
Other guarantees	465	601	736
Letters of credit	142	150	225
Other contingent liabilities	5	22	28
Commitments			
Irrevocable loan promises / stand-by facilities	1,879	1,957	2,943
Other commitments	723	1,108	1,261

We incur off-balance sheet obligations in the normal course of our core banking business. We issue financial guarantees and standby letters of credit for the financial liabilities of third parties and we may have cash payment obligations towards the beneficiaries of these products in the event that our customers are not able to meet their obligations. The amount of financial guarantees was slightly increased by 12% from € 666 million in 2003 to € 744 million in 2004. In addition, we issue performance guarantees for our customers (guarantee business). Most of the fees charged for these services are booked as fee and commission income in the income statement. The volume of these guarantees increased by 22.5% from € 601 million in 2003 to € 736 million in 2004.

We are also engaged in international trade financing with export and import letters of credit providing payment guarantees for our customers. We were able to significantly increase the volume in this product area by 50% from € 150 million in 2003 to € 225 million in 2004.

Unused credit lines that we have granted to our customers are recorded as commitments. These represent externally committed credit lines which could be used by our customers but which have not yet been called. Depending on the nature of the business, some of the fees charged are reported as interest income, while others are reported as fee income. Our total commitments increased by 37% from € 3.1 billion in 2003 to € 4.2 billion in 2004.

Contractual Obligations

The following table gives a breakdown of our contractual payment obligations by maturity as of December 31, 2004:

	Due on Demand or Without Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 to 5 Years	More than 5 Years
			in € thousands		
Deposits from banks	475,566	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by certificates	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

The table provides an overview of our liabilities, broken down according to the time remaining to formal maturity. In practice, however, only a small portion of deposits, for example, which are due on demand or which have short remaining maturities are actually withdrawn by our customers. We continuously monitor the "stickiness" of our deposits. In the case of any sudden or significant change in the stickiness of customer deposits, we can make use of stand-by credit lines agreed with other banks and we may also resort to RZB which may act as the lender of the last resort in certain circumstances. You can find a detailed description of how we manage liquidity risk under "Risk Management—Liquidity Risk" below.

Other than in the case of deposits, the repayment terms of our liabilities evidenced by paper and of our subordinated capital are fixed.

Recent Developments and Outlook

We are currently evaluating the potential acquisition of Aval Bank in the Ukraine. Raiffeisen International and Raiffeisen Bank Ukraine have signed a Memorandum of Understanding with the shareholders of Aval Bank, which gives us the exclusive right to negotiate the purchase of more than 88% of the voting shares in Aval Bank. The exclusivity period started on February 1, 2005 and ends on May 31, 2005, but may be extended by mutual consent. Our purchase of the shares in Aval Bank is subject to satisfactory results of our due diligence investigations and the purchase price will depend on the results of an external audit of Aval Bank's financial statements by an internationally recognized firm of auditors. Based on Aval Bank's unaudited financial statements for 2004 we expect that any purchase price would represent a significant portion of the net proceeds from this Offering.

Aval Bank is currently the second largest bank in the Ukraine in terms of total banking assets and had a market share of approximately 10% as of December 31, 2004 (Source: Association of Ukrainian Banks). As of December 31, 2003, Aval Bank had total assets of approximately € 1.5 billion, total equity of € 100 million and reported profit before tax of approximately € 22 million. Aval Bank services approximately 3.4 million customers in the Ukraine through more than 1,400 outlets across the country. (Source: Aval Bank)

On February 16, 2005, we received permission to officially register Raiffeisen Leasing Kazakhstan. Raiffeisen Leasing Kazakhstan LLP is a wholly-owned subsidiary of RLI, which acts as the management holding company for all our leasing businesses. Raiffeisen Leasing Kazakhstan started its operative business in mid-March.

In 2005, we increased the capital of our Network Banks in Bulgaria (plus € 15 million) and Romania (plus € 40 million) to further support our growth in these countries.

We have entered final negotiations for the sale of our 94.09% ownership interest in our Bosnian insurance subsidiary, Raiffeisen Osiguranje d.d., to UNIQA International Beteiligungs-Verwaltung GmbH, for an expected purchase price of € 3.29 million. The seller will be our Bosnian Network Bank, which will continue to distribute life and non-life insurance products through its outlets as part of a broader policy to further cooperation between our local Network Units and the international arm of UNIQA Versicherungen AG.

There have been no significant changes to our business or to our financial condition since our last balance sheet date on December 31, 2004 and based on preliminary figures for the months of January and February, we expect a positive business development across our Network for 2005.

The following section contains an overview of the banking markets in Central and Eastern Europe and the competitive environment in which we are operating. This section should be read in conjunction with the sections "Risk Factors-Risk Relating to Our Business-We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe" and "Risk Factors—Risk Relating to Our Business—We operate in highly competitive markets and compete against large financial institutions as well as established local competitors."

Development of the CEE Banking Market

Central and Eastern Europe is a large and highly dynamic region that offers substantial prospects for growth and future prosperity. Notwithstanding the rapid growth of the CEE banking sector over recent years, local populations remain widely underbanked compared to the more mature markets in Western Europe, leaving a significant potential for banks active in the region to grow by meeting the unsatisfied demand for banking services of all kind. The sizes of the banking sectors in the different countries in the CEE differ significantly, as do their economies. The new EU member countries show the highest levels of both GDP per capita as well as financial intermediation and the combined banking sectors of these countries are twice the size (expressed as assets in euros) of the Russian banking sector, even though Russia has a population about twice as large. The banking sectors of the SEE countries or the other European CIS countries (Ukraine and Belarus) are much smaller still, reflecting particularly low levels of GDP per capita and financial intermediation.

After the fall of communism, the CEE countries faced the difficult task of transforming their financial systems, whose primary function had been to simply record the authorities' central planning decisions on the allocation of resources among various sectors and enterprises. Key reforms implemented across the region at the outset of the transition process from central planning to market-oriented economies included the introduction of two-tier banking systems (i.e. systems with "first tier" central banks responsible for the implementation of monetary policies and a separate "second tier" of commercial banks), the lifting of sectoral restrictions on "special banks" (i.e. special-purpose credit institutions such as mortgage banks or building societies), the licensing of privately-owned banks, the admission of foreign banks to local markets, the general liberalization of licensing policies, and the creation of new legal frameworks and supervisory regimes.

These early banking sector reforms often resulted in a liberal licensing policy coupled with weak supervision and shortcomings in the legal framework. Adequate bankruptcy laws either did not exist or were simply not enforced. A large number of newly-founded banks often engaged in unsound practices, while the state-owned commercial banks, which evolved from the specialized financial institutions under the old mono-bank system, suffered from an inherited burden of bad loans and an insufficient initial capital base. Banking systems in the region were generally burdened by a shortage of capital and banking skills. Political intervention coupled with the uncertain economic and institutional environment in the state-owned banks led to a quick accumulation of bad loans which, in turn, led to a number of banking crises. During the ensuing large-scale bank recapitalization programs, substantial public funds had to be allocated to prepare the state-owned banks for privatization.

Current Status of Bank Restructuring and Privatization

Central Europe. In the new EU member countries, bank restructuring and the subsequent privatization process took up to 2001 for the Czech Republic, Slovakia and Lithuania, but is now substantially complete. As a result, the vast majority of banks operating in those countries are now private, mostly foreign-owned and characterized by efficient management, aggressive market penetration and prudent lending. The last large majority state-owned bank, Poland's PKO, was partially privatized in November 2004 and there are only two large private domestic-owned banks left with Hungary's OTP and Latvia's Parex Banka. The relative size of the banking sectors in the new EU member countries, measured by total assets as a percentage of GDP, is by far the highest within the CEE region but is still substantially lower than in Western European countries.

South-Eastern Europe. The situation is already very similar in Croatia and Bulgaria. While in Bulgaria bank privatization was finally completed in 2003, two large majority state-owned banks remain in Romania, BCR and CEC, both scheduled for privatization in the near future. The banking sectors in the other former Yugoslav republics are still at a much earlier stage of development. State-owned banks still have a significant

market share in these countries and there are also fewer foreign-owned banks. The banking sector in Bosnia & Herzegovina was almost completely destroyed by the civil war in the country and had to be virtually recreated. In Serbia, bank restructuring and the subsequent privatization has only recently begun. In Albania the privatization process was basically completed in early 2004 with our purchase of the former Savings Bank. The banking sectors in the SEE countries are all somewhat smaller in size, relative to GDP, than those in the new EU member countries, which reflects the earlier stage of transition and banking sector reforms in these countries, although total banking assets also recorded a steady and substantial growth in those countries.

Commonwealth of Independent States. Russia, Ukraine, Belarus and Kazakhstan are each different stories altogether. The particularly high share of state-owned banks in Belarus, which corresponds to its centrally planned economy, indicates the perception that reforms and a restructuring of the banking sector are only in their earliest stages. There are only two state-owned banks left in Ukraine, Oshadbank and Ukreximbank. Both of these banks are scheduled for eventual privatization. In Kazakhstan, banking privatizations occurred much earlier and today, the commercial banks in the country are largely privately owned although many remain closely associated with industrial conglomerates. With € 180 billion in total banking assets as of December 31, 2004, Russia is by far the largest market in the CEE region and market consolidation is still in its infancy with more than 1,500 banks in operation at the end of 2003 (Source: Russian Central Bank). State-owned Sberbank is by far the largest bank in Russia, accounting for approximately 28% of total banking assets, and another state-owned bank, Vneshturgbank, accounted for an additional 5.2% at the end of 2003 (Source: Russian Central Bank). While the overall number of banks in Russia has steadily declined over the last few years, the consolidation of the banking sector is still ongoing. In Belarus, Russia and Ukraine, strong economic growth over the last few years has allowed banks to reduce the share of bad loans in their portfolios and to post very impressive performances. As in the countries of the SEE, the banking sectors in Russia, Ukraine, Belarus and Kazakhstan are, however, still smaller in relative size than the more developed banking markets in the new EU member countries, in spite of equally strong and steady growth of total banking assets in recent years.

Growth of the CEE Banking Sectors and Convergence with the Eurozone

In spite of the steady and substantial growth of total banking assets across the CEE region in recent years, even in the new EU member countries, total banking assets at the end of 2003, only amounted to approximately 77.4% of GDP, compared to more than 200% of GDP in the eurozone countries (Source: European Central Bank, local central banks). This suggests that there is still a significant potential for sustainable growth in the banking sector across the CEE for years to come. The predicted growth of the banking sectors in the CEE and a convergence with the countries of the eurozone will, however, only materialize if the overall economies of the region also manage to gradually converge to the income and productivity levels prevailing in the eurozone. The gap between the new EU member countries and the non-EU countries in the region in terms of total credits as a percentage of GDP has gradually decreased in recent years because of particularly strong growth of credits in the non-EU countries. It is, however, important to note that many of the banking sectors of the non-EU countries in the region will still have to carry out a thorough clean up of their loan portfolios, a necessary process that has basically been completed in the new EU member countries. The gap between the CEE countries and the eurozone countries in terms of total credits as a percentage of GDP is, however, still substantial, with total credits reaching 110% of GDP in the eurozone at the end of 2003 (Source: European Central Bank).

Strong Credit Growth

The banking sectors in Bulgaria, Bosnia & Herzegovina, Russia and the Ukraine have experienced a particularly strong expansion of loans to private enterprises, while this segment is probably only about to take off in Romania. Loans to small and medium-sized enterprises appear to be on the verge of becoming a major business area in coming years. In spite of a large demand, this business area has been greatly neglected in the past and an expansion of this business area has great potential ramifications for the overall economies of the region.

The fastest-growing business area for banks in the CEE over the last few years has been consumer loans. Credits to households have displayed very high growth rates in euro terms and given the still relatively low ratio of consumer loans to GDP in most CEE countries compared to more mature markets in Western Europe or the United States, we expect this trend to continue in coming years.

Another emerging business area in a number of CEE countries is mortgage loans, which have also displayed exceptional growth rates over the past few years. There is generally a very high demand for financing the construction and the renovation of apartments and houses in the region, which is evident from the rapid expansion of this business area wherever the necessary legislative framework is put into place. So far this is, however, only the case in the new EU member countries and a few other selective countries including Croatia and Bulgaria. For banks, mortgage loans involve relatively low risk and provide a means to diversify their portfolios away from state securities, corporate credits and consumer loans. We expect that the mortgage market will continue to grow in importance over the coming years, including some of those countries that have not yet created the necessary legislative framework.

Macroeconomic Fundamentals

The rapid growth of credits in recent years has, however, already raised concerns about macroeconomic stability in a number of countries in the region, triggering restrictive measures by the central banks in these countries. With loans often being used to buy imported consumer goods, trade and current account deficits have markedly increased in many countries in the region. High current account deficits are especially troublesome if they cannot be financed by non-debt creating inflows (i.e. foreign direct investment) and can seriously threaten a currency's stability. The situation can be complicated further if banks, which are now mainly foreign-owned in many CEE countries, use their access to foreign funds in order to refinance consumer lending, making domestic monetary policy instruments less effective. High and growing current account deficits that were at least in part aggravated by the growth of consumer loans have been recorded in Hungary, Estonia, Latvia, Lithuania, Croatia, Bulgaria, Romania and Bosnia. In 2004, the central banks of Croatia, Bulgaria and Romania have all introduced a number of different measures to restrict credit growth. In the case of Croatia these measures coincide with the relatively high level of credits to households as a percentage of GDP compared to GDP per capita and a relatively high and growing stock of foreign debt. Credits to households in Bulgaria and Romania, on the other hand, have started out from very low levels in terms of GDP per capita. The central banks in these countries are therefore not trying to put a complete stop on credit growth, but rather to slow it down moderately to levels that the economy, in particular the external balances, can cope with. Monetary policy in general has to rely on rather blunt instruments (mainly adjustments of interest rates and reserve requirements) and it is almost impossible to curb the growth of consumer loans without also affecting credits to enterprises, which is something that the CEE countries can ill afford. On the contrary, the economies of these countries need an increase in corporate lending, particularly to small and medium-sized enterprises, in order to further raise productivity and improve quality.

Deposits

With the credit boom evident in virtually all of the CEE countries, deposits have shown a much more moderate development.

Deposits by households have declined in many markets, mostly as a result of credit fuelled consumption in these countries. Household deposits decreased on average, as a percentage of GDP, in both the eight countries that have joined the European Union in May 2004 (the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia, together the "First Wave Accession Countries") and the three countries that are hoping to join the EU in 2007 (Bulgaria, Croatia and Romania, together the "Second Wave Accession Countries"), while growing strongly in other CEE countries. The general level of deposits in these latter countries is, however, still relatively low due to a wide-spread distrust of banks that has only recently started to diminish, helped by ongoing bank restructurings and privatizations, and substantial savings are believed to be still "hidden under the mattresses" in these countries.

Still total deposits as a percentage of GDP have increased and the gap between the CEE countries and the eurozone countries in terms of total deposits as a percentage of GDP is generally much smaller than the corresponding gap in all credit categories. Total deposits as a percentage of GDP are particularly high in Hungary, the Czech Republic, Slovakia and Croatia, where they accounted for more than 60% of GDP by the end of 2003 (78% in the case of Hungary), compared with 89% in the eurozone (Source: European Central Bank, local central banks). There is a substantial and stable overhang of deposits over credits in the new EU member countries. Banks used to have to allocate substantial funds into state securities, something that has been very profitable in the past but has become less attractive in recent years due to the steady decrease of interest rates and yields. In the past, the overhang of deposits was even higher in the SEE countries, but decreased significantly due

to the rapid credit growth. The situation has been different in Russia and the European CIS countries, where total deposits do not suffice to cover total credits. While trust in the banking system has improved in recent years, the ratio deteriorated further due to the fast credit expansion.

Competition

Current Competitive Landscape

The CEE banking sector has witnessed a remarkable transformation since the fall of communism over 15 years ago. Even in some of the most advanced markets, the process of restructuring and privatizing formerly state-dominated banking sectors is, however, either still ongoing or has only been very recently completed. As described above, a majority of the banks operating in the First Wave Accession Countries and in the Second Wave Accession Countries today are private banks and most of these private banks are foreign-owned. The banking sectors of other CEE countries are, however, still at an earlier stage of their development. State-owned banks still have a significant market share in these less developed markets and there are also fewer foreign-owned banks. Western European banks have, so far, dominated the consolidation process and now control local markets to a large extent. Only the banking markets in Russia, Ukraine, Belarus and Kazakhstan remain largely untapped by international banks.

We are facing significant competition in all aspects of our business. The level of competition does, however, vary from country to country and depends on a number of factors which include the level of concentration in the relevant domestic banking market and the capital resources and quality of management among our local competitors, which often depends on whether we are primarily competing with purely domestic competitors or members of other foreign banking groups. In most of our markets, these local subsidiaries of foreign banking groups are our main competitors. Only in a limited number of markets (notably in Hungary and in the CIS countries) we are still facing significant competition from pure domestic banks (both private and state-owned). In most of our markets, we are primarily competing with universal banks. Specialized financial institutions that focus, for example, on leasing or consumer finance, also play a significant role in some of our markets.

Austrian, Belgian, German, French and Italian banks in particular have used the opportunity to "go east" and offer the highest CEE exposure in terms of total group assets. The only "local" bank that is pursuing a clear regional expansion strategy is Hungary's OTP. With total group assets in the CEE of approximately € 28.9 billion as of December 31, 2004, we are one of the leading foreign banking groups in the region. Among our main international competitors in the region, based on total assets in CEE, are KBC (Belgium), Erste Bank (Austria), Unicredito (Italy), HVB Group (Germany/Austria), Société Générale (France), Banca Intesa (Italy), Citibank (USA) and OTP (Hungary).

What makes us unique among our international competitors, however, is our character as a "pure player" in the CEE as a result of our exclusive focus on the region. In contrast, the share of the CEE assets of most of our international competitors, as a percentage of total group assets, is well below 30% and in many cases even below 10%. Aside from us, only Hungary's OTP is primarily focused on the CEE.

In addition, many of our international competitors in CEE have a very high network concentration in just a few countries in the region. We have Network Banks in 15 countries.

We are currently one of the leading banking groups in the CEE, offering our customers banking and financial services through our Network Banks and other financing subsidiaries across the region. We have one of the most comprehensive branch networks of any bank in the CEE. With this extensive physical presence as well as strong brand name recognition across the region, we believe we hold a significant competitive advantage over many of our competitors and we consider ourselves to be well positioned to meet new competitive challenges in the future.

For a more detailed description of our strengths, strategies and competitive position both in the CEE region overall as well as in each individual country see "Business Description—Competitive Strength", "Business Description—Strategy" and "Business Description—Geographic Segments." For a more detailed description of the competitive challenges that we are facing please also see "Risk Factors—We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors."

Competition Trends

As the CEE banking markets mature, we expect competition not only from local competitors, but also in particular from global financial institutions, to increase and for margins to fall. Foreign banks in the CEE already accounted for approximately 54.4% of total banking assets by the end of 2003 (78.7% in the CE and 71.3% in the SEE) (Source: Local Central Banks). This high level of foreign ownership has resulted in strong competition as foreign banks are continuing to introduce both know-how and capital into the CEE banking sector. The inflow of capital has also resulted in excess lending capacity among banks in the region, measured both by capital adequacy as well as loan to deposit ratios.

With accession to the EU, barriers to market entry in the First Wave Accession Countries have already been largely eliminated for banks based in other EU member countries and we have also observed an increased interest by foreign banks in the Second Wave Accession Countries which, in some cases, has already resulted in falling interest rate margins in lending. We expect that accession will generally lead to increased competition as banking groups already active in the banking markets in the CEE will seek to expand their presence and new entrants may also move into these markets. As countries are further integrated into the EU and with increasing implementation of EU norms, market convergence will likely accelerate. We expect our markets in the CEE to become more stable, funding costs to decrease, and the level of sophistication in the banking markets in the CEE to increase. We generally expect that pricing pressure on our fees and commissions will increase and that interest rate margins in lending will narrow.

We also anticipate that the banking industry will continue the trend towards consolidation, on both a regional and an individual country level. In most of our markets, there are too many banks with an inadequate customer base and/or low levels of capitalization. Continuing domestic consolidation will most likely be driven by further privatizations of state-owned banks, by economies-of-scale that particularly exist in retail banking and by a relative competitive advantage of foreign-owned banks over local banks, as a result of consumer perceptions and better funding. The trend towards consolidation in the global financial services industry is creating competitors with broad ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. This is coupled with a shift from mere pricing competition to increasing competition based on other factors such as innovation, customer service or range of products and services offered. We expect these trends to continue across the CEE region. Smaller banks must either find profitable niche markets or risk becoming uncompetitive. Regional consolidation is largely driven by Western European banks and by the need to build retail franchises with multiple distribution channels. Further consolidation on a regional level may finally occur as a result of reviews by Western European banks of their core competences which may cause some of them to divest their CEE holdings.

The growing importance of multi-channel distribution in the CEE, i.e. the introduction of new, alternative marketing and distribution channels such as telephone banking, online banking, mobile sales forces or the establishment of ATM networks by us and our competitors may finally reduce the importance of extensive branch networks and result in increased competition from other financial institutions and may also reduce barriers to market entry for new competitors such as providers of direct or electronic banking services.

Introduction

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of banks across the region. As part of the Austrian Raiffeisen Banking Group, we own and operate universal commercial banks and leasing companies in 15 countries in the CEE including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit and debit cards, mortgages and leasing.

Our operations are organized according to both business areas and according to geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe ("CE"), South-Eastern Europe ("SEE") and the Commonwealth of Independent States ("CIS"). The following map depicts our geographic presence in the CEE.


Commonwealth of
Independent States
Central Europe
South-Eastern Europe

We are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders."

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271.3 million and a return on equity before tax including minority interests ("ROE before tax") of 22.3%.

Goals

We have set the following medium term goals for ourselves:

Profitability. We use ROE before tax as one of the primary steering instruments for the Group. In general, our goal is to have an ROE before tax for the Group as a whole of 25%. The performance of Network Banks is evaluated by reference to their ROE before tax. Only those projects which we expect will generate a sufficient ROE before tax will be undertaken. For the year ended December 31, 2004, we had an ROE before tax of 22.3%. In 2003 and 2002 our ROE before tax was 24.1% and 19.9%, respectively.

Efficiency. We use the cost-to-income ratio, defined as the ratio of general administrative expenses to operating income (net interest income, net commission income, trading profit (loss) and other operating profit (loss) excluding net income from other available-for-sale financial assets), to monitor the efficiency of our operations. Our goal is to have a cost-to-income ratio below 60%. For the year ended December 31, 2004 we had a cost-to-income ratio of 63.4%, compared to 64.7% in 2003 and 70.3% in 2002.

Capital Adequacy. We aim to have a Tier 1 ratio (including our trading book and open foreign exchange position requirements) of approximately 10%, calculated in accordance with the Austrian Banking Act. For the year ended December 31, 2004 we had a Tier 1 ratio of 10.1%, compared to 9.4% in 2003 and 9.8% in 2002.

Risk-to-Earnings Ratio. We target a risk-to-earnings ratio, defined as the ratio of our provisioning for impairment losses to our net interest income, of less than 15%. For the year ended December 31, 2004 we had a risk-to-earnings ratio of 17.1%, compared to 15.5% in 2003 and 12.6% in 2002.

Competitive Strengths

We believe our success is due, in large part, to the following competitive strengths:

Market Position. We have a leading market position in the CEE as measured both by the geographic coverage of our Network Banks as well as by our position in local markets. We are currently number one in terms of total assets in three countries and have top three positions in four more countries.

Local Experience Combined with Western Standards of Service. Our ability to combine local expertise with high quality service and efficiency standards of Western financial institutions is one of our key competitive strengths. In all of the markets in which we operate, we are a local bank, offering services primarily to local corporates and to retail customers, including SMEs. Our local experience allows us to adapt standard product offerings to the particular needs of each local market. At the same time, our Network-wide global management ensures that each of our Network Banks delivers the level of service that customers have come to expect from the Raiffeisen brand. In order to ensure consistency across our Network we manage a number of aspects of our banks centrally, including the roll-out of a single core banking system, the implementation of the Six Sigma methodology across the Network, and the creation of a centralized card processing center in Bratislava.

Geographic Diversity. Our presence in the CEE is spread across a number of different countries. More than half of our total assets are in the CE region, with the remainder balanced across the SEE and CIS regions. As a result, we are able to benefit from the growth opportunities present in the CEE without being over-exposed to risks associated with any single country or region.

Speed. Our ability to react quickly to opportunities in the market is key to our success. We have established our presence in the CEE in large part by identifying growth opportunities and entering geographic and product markets and customer segments early and ahead of our competition.

Brand Recognition. The Raiffeisen brand stands for a consistently high level of service across the CEE. Familiarity with our brand gives customers confidence that they will be satisfied with our products and services. We believe that familiarity with our brand among customers allows us to enter new markets and to introduce new products more effectively.

Integration of Acquisitions. We have demonstrated our ability to integrate successfully acquired banks into our Network over the past six years. Our post-acquisition integration efforts focus on our core values—service, quality, reliability and integrity. Our ability to implement our credit culture and control systems in all of our Network Banks and to introduce new products, more efficient processes and new distribution channels in banks that we have acquired and to target new customer groups has been an important contributor to our success.

Employees. The skill and dedication of our employees are important factors in our success. We foster their development through education and training and empower them to be entrepreneurial and to show initiative. Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in the CEE, in part through implementing the following strategies:

- Exploit the Fastest Growing Markets and Business Segments.
- Build on Leading Market Positions.
- Accelerate Growth Through Selected Profitable Acquisitions.
- Maintain and Improve Efficiency of Our Operations.

Exploit the Fastest Growing Markets and Business Segments

The CEE banking market is one of the fastest growing banking markets in the world. GDP growth in the CEE has been more than twice that of the eurozone in the past three years, while the rate of growth of banking assets has been even higher. Because the CEE remains relatively "under-banked" compared to Western Europe, we expect that, as the economies in the CEE mature, the ratio of banking assets to GDP will increase. As a result, the CEE banking sector is expected to remain one of the fastest growing banking markets in the world.

Because the banking markets in the SEE and CIS regions are less developed than those in the CE, we expect growth in the banking sector to be particularly high in these regions. Our number one position in the SEE and strong position in the CIS make us well positioned to take advantage of growth in both of these regions.

In addition, demand for banking services by SME and retail customers has been particularly strong in the CEE. Households and small businesses have had very high credit growth rates in recent years, but credit rates remain relatively low compared to more mature markets in Western Europe.

Our strategy is to build on our position as one of the leading financial institutions in the CEE region and to apply country specific ROE targets to reach our financial goal of 25% ROE before tax at the RI Group level. In addition, we plan to use our long-established ties and our extensive network of banks across the region to take advantage of opportunities for long term profitable asset growth in the CEE. In particular, we plan to focus on opportunities for growth in the SEE and the CIS and to expand our retail and SME business to increase both the number of customers and the relative and absolute contribution of the retail segment to our overall profit.

Build on Leading Market Positions

In the majority of the countries in which we operate, we enjoy a top three position in total assets. This is the case in most of our banks in the SEE, Slovakia and Belarus, as well as in Kazakhstan where we own a minority stake in the second largest bank. In most of the remaining countries in which we operate, we enjoy strong positions in key product or customer segments such as leasing (Poland), SME lending (Poland), middle-sized corporate customers (Hungary and Ukraine), export finance (Russia and Ukraine) and consumer finance in Moscow (Russia). These strong positions provide us with the scale to invest in new distribution channels and to roll out standardized product offerings which meet our customers' needs. Our leading positions permit us to leverage our success and our brand name into new fields such as asset management. We plan to continue to increase our market penetration through our multi-channel approach and the introduction of new products.

We plan to continue to grow organically with a particular focus on growing our SME and retail businesses across the CEE. We are expanding our distribution channels in order to reach more potential customers by increasing the number of outlets and ATMs, hiring exclusive mobile sales agents and implementing strategic partnerships for the distribution of our products, for example through car dealerships and insurance companies. Furthermore, we will continue to increase the number of products that we offer to SME and retail customers. We plan to expand selected products, such as mortgages and personal loans, as core retail products. We have also rapidly expanded our debit and credit card business across the CEE and have achieved a very strong position in the card market in the region.

Accelerate Growth Through Selected Profitable Acquisitions

We may pursue selected acquisition opportunities in order to develop our Network at a faster pace and to facilitate our entry into new customer segments, such as retail banking, more effectively. In particular, we expect that acquisition opportunities will be most likely to arise in the SEE and the CIS countries. We plan to actively pursue acquisitions in these regions.

We apply strict criteria when considering an acquisition and proceed only when we are confident that the acquisition will increase our Group ROE before tax within two years. In addition, we expect that our acquisitions will allow us to add new distribution channels or customers to an existing country franchise and will be compatible with our existing culture, including our focus on credit risk management and customer service.

We are in the process of evaluating the potential acquisition of Aval Bank in the Ukraine. Raiffeisen International and Raiffeisen Bank Ukraine have signed a Memorandum of Understanding with the shareholders of Aval Bank, which gives us the exclusive right to negotiate the purchase of shares in Aval Bank from February 1, 2005 through May 31, 2005. The exclusivity period may be extended by mutual consent. Aval Bank is currently the second largest bank in the Ukraine in terms of total banking assets. For more information on the potential acquisition of Aval Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Outlook".

Maintain and Improve Efficiency of Our Operations

We want to maintain and further enhance our credit risk management record to reduce our risk earnings ratio to below 15%. With the roll-out of a standardized scoring system, state-of-the-art collections and further enhancement of our portfolio management strategy, we are taking concrete steps to improve our already excellent credit risk management systems. We will continue to apply risk adjusted minimum pricing.

In addition, we continue to focus on tight cost efficiency programs and exploit economies of scale within the Network to reduce our cost-to-income ratio to below 60%. We introduced the Six Sigma methodology two years ago to focus on core processes, customer needs and financial benefits. In addition, we share best practice across our Group. For example, we have developed standard process flows for products such as credit cards. We have also formed shared service centers for services such as credit card processing. We are moving towards a harmonized IT system by installing Globus as our standard core banking system across most of our Network. We are also implementing centralized procurement for IT and for other major purchases.

Corporate Structure

We conduct our banking and leasing operations in the CEE through a number of subsidiaries located in 15 countries throughout the region.

Banking Subsidiaries

The following chart presents the corporate structure of our banking subsidiaries. The numbers following each subsidiary indicate the level of our equity interest in each subsidiary. In the table below, the percent of RI interest is shown in parentheses as of December 31, 2004.

Raiffeisen International

CE

- Raiffeisenbank a.s., Prague, Czech Republic (51%)
- Raiffeisen Bank Rt., Hungary (70.3%)
- Raiffeisen Bank Polska S.A., Poland (100%)
- Tatra banka a.s., Slovakia (72.4%)
- Raiffeisen Krekova banka d.d., Slovenia (97.5%)[1]

SEE

- Raiffeisen Bank Sh.a., Albania (100%)
- Raiffeisen Bank d.d. Bosna i Hercegovina, Bosnia & Herzegovina (97.0%)
- Raiffeisenbank (Bulgaria) EAD, Bulgaria (100%)
- Raiffeisenbank Austria d.d., Croatia (75%)
- Raiffeisen Bank Kosovo J.S.C., Kosovo (100%)
- Raiffeisen Bank S.A., Romania (99.4%)
- Raiffeisenbank a.d., Serbia & Montenegro (90%)

CIS

- Priorbank JSC, Belarus (61.3%)
- JSC Bank TuranAlem, Kazakhstan (12.8%)
- ZAO Raiffeisenbank Austria, Russia (100%)
- JSCB Raiffeisenbank Ukraine (100%)

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

Leasing Subsidiaries

The following chart presents the corporate structure of our leasing subsidiaries at the time of the Offering. The numbers following each subsidiary indicate the percentage of each subsidiary that is held by Raiffeisen Leasing International. The remaining equity interest in each subsidiary is held by the Network Bank located in the same country as the leasing subsidiary, except in the case of Tatra Leasing Slovakia where 48% is held by Tatra banka a.s., 1.5% is held by RI and 0.5% is held by other shareholders.



Raiffeisen Zentralbank Österreich
51%
86%
Raiffeisen-Leasing
Raiffeisen International
25%
75%
Raiffeisen-Leasing International Holding
100%
Raiffeisen-Leasing International
50%
Tatra Leasing Slovakia
50%
Raiffeisen Leasing Czech R.
50%
Raiffeisen Lízing Hungary
50%
Raiffeisen Leasing Poland
50%
Raiffeisen Leasing Croatia
50%
Raiffeisen Leasing Russia
100%
Raiffeisen Leasing Slovenia
100 %
Raiffeisen Leasing Romania
50 %
Raiffeisen Leasing Serbia
75.5%
Raiffeisen Leasing Bulgaria
100%
Raiffeisen Leasing Bosnia & Herzegovina
100%
Raiffeisen Leasing Kazakhstan

History

RZB was one of the first financial institutions to recognize the opportunity for Western banks to establish a presence in the CEE. Our first unit in the CEE preceded the momentous political changes of 1989 by two years. RZB first entered the CEE in 1987, with the establishment of Unicbank (later renamed Raiffeisen Bank Rt.) in Hungary.

We began to build our Network in the CEE through start-up ventures and organic growth. Among Western banks with a substantial presence in the CEE, we are unusual in that the majority of our Network is the result of organic growth. In the 10 countries where we established start-up ventures, we attempted to enter new markets early, and ahead of competition, and then to expand locally in line with business growth and customer demand. As a result, we were able to achieve healthy organic growth, without straining our available capital and management resources.

In order to develop our Network at a faster pace, and to facilitate our entry into new product segments such as retail banking, we have recently pursued acquisitions of leading local banks in certain countries. Our strategy is to apply strict criteria when making these acquisitions, and to proceed only when we are confident that the targeted bank has the potential to increase our profitability, and that it will be compatible with our existing Network. We have made acquisitions in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and, most

recently, Albania. In each of these cases, we have expanded market share and have achieved significant asset growth since the acquisition. In fact, our Network Banks in Albania and Bosnia have grown to be the largest banks in their markets.

RI was established as a holding company in 1991 under the corporate name DOIRE Handels- und Beteiligungsgesellschaft and has served as a holding company for RZB Group's operations in the CEE since 1995, when it was renamed Raiffeisen International Beteiligungs GmbH. In 2001, RI was converted into a joint-stock company under the corporate name Raiffeisen International Beteiligungs AG. Since then, RI has also served as a management vehicle for RZB's operations in the CEE. RI's corporate name was changed to its present form in 2003. We have gradually added management and control functions to RI, including credit risk management, strategic planning, controlling and accounting, and investor relations. As of December 31, 2004, RI as a holding company employed 83 people.

The following table summarizes the growth of our Network and indicates the assets and profit before tax attributable to each of our Network Banks as of and for the year ended December 31, 2004:

Country	Year	Start-up/Acquisition	Total Assets	Profit Before Tax	Market Share (rounded)[(2)]	RI Ownership
			in € millions		in %	in %
Hungary	1987	Start-up	4,317	75.1	6.2	70.3
Poland	1991	Start-up	2,691	29.2	1.8	100.0
Slovakia	1991	Start-up	4,326	68.2	15.0	72.4
Czech Republic	1993	Start-up	2,077	12.8	2.6	51.0
Bulgaria	1994	Start-up	1,026	15.5	8.0	100.0
Croatia	1994	Start-up	3,187	29.8	10.6	75.0
Russia	1997	Start-up	2,098	51.5	1.2	100.0
Ukraine	1998	Start-up	627	13.9	3.7	100.0
Romania	1998	Start-up/acquisition	2,085	27.1	9.2	99.4
Bosnia & Herzegovina	2000	Acquisition	1,053	13,0	21.9	97.0
Serbia & Montenegro	2001	Start-up	875	15.6	13.5	90.0
Slovenia	2002	Acquisition	669	1.2	2.8	97.5 [(1)]
Kosovo	2002	Acquisition	150	5.4	18.9	100.0
Belarus	2003	Acquisition	480	14.6	12.9	61.3
Albania	2004	Acquisition	1,647	16.6	48.0	100.0

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

(2) Sources:

- Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Slovenia and Slovakia: National Central Banks as at December 31, 2004.
- Czech Republic, Poland, Romania, Serbia & Montenegro: National Central Banks as at September 30, 2004.
- Belarus: Market share as at December 31, 2004 based on the financial reporting exchange between Belarusian banks organized by the National Central Bank.
- Hungary: Market share as at September 30, 2004 from the International Training Center of Banks.
- Kosovo: Market share as at December 31, 2004 based on the Banking and Payments Authority of Kosovo.
- Russia: Market share as at December 31, 2004 based on the Russian Central Information Interfax.
- Ukraine: Market share as at December 31, 2004 based on the Association of Ukrainian Banks.

Business Segments

We divide our business into both business and geographic segments. Our business segments are Corporate Customers, Retail Customers, Treasury and Participations & Other.

Corporate Customers

Segment Overview

Our Corporate Customers segment primarily includes corporations with an annual turnover of at least € 5 million. In addition, the segment includes smaller companies with a project finance or trade finance focus. These smaller companies are included because of the nature of their business. Our Corporate Customers segment also includes government-owned or quasi-government-owned companies, financial institutions, municipalities and public law institutions. In addition, we include supranational institutions, such as the International Finance Corporation ("IFC"), the European Bank for Reconstruction and Development ("EBRD"), and the European Investment Bank ("EIB"), in the Corporate Customers segment.

Our Corporate Customers segment is the largest of our business segments, accounting for a profit before tax of € 229.6 million in 2004, and a ROE before tax of 29.4%. We are one of the leaders serving corporate customers throughout the CEE. In particular, we have strong positions in Hungary, Slovakia, Romania, Bulgaria, Russia, Belarus and Ukraine.

We target medium to large local customers, as well as the subsidiaries of Western European corporate groups. Our combination of local market know-how and Western standards of service make us an attractive bank for corporate customers in the region. In addition, our presence throughout the region allows us to offer corporate customers a consistent, high level of service across the CEE.

We are continuing to expand our corporate business across the CEE. In particular, we are increasing our efforts to cross-sell products and services across Network Banks to clients that are present in more than one country in the CEE. For more information on the allocation of customers between us and other RBG members, see "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Allocation of Responsibility for Customers." In order to service these multinational customers, we have established a global account management system to coordinate our relationships with key customers. We have also established international corporate client desks at several of our Network Banks which allow us to service German, French and Italian speaking clients in their own languages.

Products and Services

We provide our corporate customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer corporate customers a number of standard loan products, including working capital loans and investment financing, as well as revolving loans and loan products that are guaranteed by governments or international financial institutions.

Trade Finance. Our trade finance products include import and export loans. In addition, we offer a number of types of guarantees, including bid bonds, advance payment guarantees, performance bonds and warranty guarantees.

Deposits and Investment Products. We provide corporate customers with a number of options for depositing their money with us, including call deposits, term deposits and certificates of deposit. In addition, we offer consumers a number of investment products, including portfolio management services.

Payment and Account Services. Our payment and account services include funds transfers and payments, standing orders, direct debits and check payments. We also offer cash management products, including zero minimum balance and cross-border margin pooling products.

Leasing. We provide financing for passenger cars, trucks, equipment and real estate across the region. Legal rules relating to the realization of collateral make leasing preferable to other forms of secured lending in a number of jurisdictions throughout the CEE.

Treasury. We offer corporate customers a number of foreign currency exchange services and money market transactions. These products include FX spot and forward transactions, call and term deposits, and interest rate and cross currency swaps.

Asset Management. We offer customers a range of asset management products including management of pension fund assets and specialized products.

In addition, we sell products and services offered by third parties, including those offered by building societies and insurance companies.

Distribution Channels

Our corporate customers are primarily serviced through our regional outlets, which house our corporate account officers and other staff dedicated to serving corporate customers. We employ specialized staff dedicated to serving corporate customers in each of the countries in which we operate. In addition to regional centers, corporate clients also have access to our local distribution network, call centers and online banking services.

Retail Customers

Segment Overview

Our Retail Customers segment includes private individuals, self-employed professionals, and small- and medium-sized enterprises ("SMEs"), i.e. companies with an annual turnover of less than € 5 million, other than those engaged in project or trade finance related activities. Depending on the local circumstances, the SMEs can be further divided into micro-businesses, with annual revenues of less than € 1 million and SMEs with annual revenues of € 1 million to up to € 5 million.

Our Retail Customers segment accounted for a profit before tax of € 42.5 million in 2004 and an ROE before tax of 11.4%. In total, we had approximately 4.9 million retail customers across the CEE as of the end of 2004. We have leading market positions in the Retail Customers segment in a number of countries, including strong positions in Albania, Belarus, Bosnia & Herzegovina, Croatia, Kosovo, Romania and Slovakia, and top five positions in Hungary and Russia.

We are in the process of aggressively expanding our retail and SME business, primarily by targeting SMEs, affluent individuals and "upper-mass" customers, which we generally define as 25-55 year-olds with above average income who work or live in urban centers. We are increasing our efforts in retail banking both by introducing new lending products, new distribution channels and also by continuing to invest in our network of outlets.

We are also quickly becoming a leader in the credit and debit card business in CEE, and are in the process of rapidly expanding this business.

Products and Services

We provide our retail and SME customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer retail and SME customers both term loans and mortgage loans. Retail term loans are typically granted to retail customers for the purchase of specific consumer goods, including automobiles. Mortgage loans to retail customers are most often used to finance the purchase of homes, but are also granted for other purposes. Mortgage loans to SMEs are typically used to finance the purchase of real estate or for business expansion. We also offer overdraft facilities—with an agreed credit limit linked to the customer's monthly salary—to retail customers in conjunction with our current accounts.

Deposits and Investment Products. We offer customers a variety of interest-bearing deposit accounts, including accounts with interest rates that may be either variable or fixed, for a specified period of time. In addition, we offer investment products such as equity or bond funds managed either by a RBG member or third party providers.

Payment and Account Services. We offer our retail customers current accounts that give immediate access to money deposited in the account. Customers may access their accounts by making a withdrawal at one of our outlets, by visiting an automated teller machine ("ATM"), by using a debit card, or by accessing their accounts over the phone or internet.

Cards. We offer a number of credit and debit card products to our retail customers. Customers can use either their debit or their credit cards to purchase retail goods and services or to obtain cash. The amount of a purchase or cash withdrawn from an ATM is debited automatically to a debit card customer's account. Credit card customers are billed monthly and, if they choose not to pay their bill in full, are charged interest and other fees.

Leasing. We provide financing for automobile leases to retail customers. The legal and regulatory framework in much of CEE makes leasing an attractive way of providing financing for automobile purchases.

In addition to the products and services mentioned above, we sell a number of products and services offered by third parties, including products offered by insurance companies and building societies.

Distribution Channels

Customers in our Retail Customer segment are serviced through the following distribution channels:

Outlets and ATM Network. Our outlets provide our customers with personal service, advice and sales, and play a key role in establishing and maintaining customer relationships. As of December 2004, we had a total of 916 outlets across the CEE, including 41 outlets operated by our leasing subsidiaries. In total, our distribution network is supported by approximately 1,500 of our own and leased ATMs across the region.

Mobile Sales Force, Retailers and Auto Dealers. Customers are also serviced through a mobile sales force that combines mobile advisors employed by our company with approximately 1,100 affiliated agents as well as approximately 2,900 independent retailers and auto dealers. All of our agents sell our own financial products and services exclusively. Mobile agents do not settle financial transactions themselves. Rather, they cooperate closely with their nearest outlet or call center.

Telephone Banking. Our call centers provide customers with remote services such as access to account information, transfer of funds and other standard retail banking services.

Online Banking. Customers with internet access holding accounts linked to our company's online banking services can handle most of their routine banking needs online. In particular, we target younger people for our online retail banking services.

Treasury

Our Treasury segment primarily includes transactions relating to the management of our interest rate risk, as well as foreign exchange transactions and securities trading and investment. This generally includes both pure trading activities, which we manage based on a centralized system of strict limits, and medium and long term financial investments. All transactions by our treasury entered into on our own account are recorded in the Treasury segment, while profits from customer-related treasury transactions are partly recorded in other segments, especially in our Corporate Customers and our Retail Customers segments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Reporting." Our Treasury segment accounted for a profit before tax of € 111.9 million in 2004 and an ROE before tax of 33.2%.

We enter into a number of transactions in order to help us manage our interest rate and liquidity risk. These include interest rate derivatives and other interest rate related contracts that are intended to modify our

exposure to interest rate movements. Profits and losses from these transactions are reported as part of our Treasury segment. In total, interest rate related contracts accounted for approximately 40% of the profit before tax in our Treasury segment in 2004.

We also enter into a number of currency related contracts. These include transactions entered into by Network Banks that are intended to hedge the risk that the value of our equity interests in our subsidiaries may decline as a result of exchange rate movements as well as open positions entered into by currency traders. Currency related contracts accounted for approximately 40% of the profit before tax in our Treasury segment in 2004.

We also have a growing securities portfolio. Total risk weighted assets in the Treasury segment increased mainly relating to risks associated with our securities portfolio by € 1.5 billion in 2004 to € 4.3 billion due to larger investments in securities. Income from our securities portfolio accounted for approximately 10% of our profit before tax in our Treasury segment in 2004.

The remainder of our profit before tax reported in the Treasury segment results from our money market and other trading activities.

Participations & Other

Our Participations & Other segment includes our equity investment portfolio, including non-consolidated affiliated companies and minority interests. Other multi-segment functions such as our Group overhead costs are also included in this segment along with non-banking activities. For more information on our equity participations see "—Equity Participations."

Geographic Segments

Each of our Network Units is allocated to one of three geographic segments: Central Europe, South-Eastern Europe and the Commonwealth of Independent States.

The information presented under the following sub-headings describes our business in each of the countries in which we operate. Each country description contains selected macroeconomic data regarding the countries in which we operate and selected financial information regarding our operations in those countries. The macroeconomic data has been collected from external sources as indicated in each table. The selected financial information relates to the statutory accounts for each of our Network Banks which includes intragroup items.

Central Europe

We own commercial banks in the Czech Republic, Hungary, Poland, Slovenia and Slovakia and one representative office in Lithuania. The economies of the CE are among the most developed in the CEE. Each country is a member of the European Union. The CE has the highest per capita GDP of our three geographic segments and is characterized by stable economic growth and substantial foreign direct investment.

The CE was the first region of the CEE that we entered, and it currently has the most developed banking sector. Although our operations have continued to outgrow the overall banking industry in the region, the rate of our asset growth in the CE has declined from the very high levels experienced in previous years. Likewise, profitability has fallen as competition has increased and the countries in the region have achieved greater macroeconomic stability.

We aim to grow our overall market share incrementally each year. Our operations in Hungary, Poland and Slovakia are currently performing well. Our Network Banks in the Czech Republic and in Slovenia are performing below our expectations. We have, however, made substantial progress in increasing our profitability in these countries over the past year. We intend to focus on improving profitability in the Czech Republic and Slovenia, even if this results in slower growth in those countries.

As the CE is the most mature and developed region within the CEE region, we generally launch new products and services, such as asset management there. We draw on the expertise gained in the CE to launch these products in other regions.

Czech Republic

Legal Name: Raiffeisenbank a.s., Prague

	Equity Ownership (%)
Raiffeisen International	51.0
Other RBG Members	49.0

Selected Macroeconomic Data:

	2002	2003	Est. 2004
Population (in millions)	10.2	10.2	10.2
GDP (in € billions)	78.4	80.1	85.3
Real GDP Growth (in %)	1.5	3.7	3.8
Inflation (CPI Growth) (in %)	1.8	0.1	2.8
Banking Assets/GDP (in %)	112.8	100.9	97.1

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information:

	2002	2003	2004
		in € millions	
Total Assets	1,756	1,848	2,077
Risk Weighted Assets	1,157	1,110	1,420
Total Equity	71	90	104
Profit Before Tax	3.6	9.1	12.8
Return on Average Equity Before Tax (in %)	5.9	12.1	13.8
Number of Outlets	41	41	49
Number of Employees	1,037	1,042	1,107

Overview

Our operations in the Czech Republic are conducted through Raiffeisenbank a.s., Prague, which was established as a start-up venture in 1993. Our Czech Network Bank is a universal commercial bank offering a wide array of banking and financial products and services to corporate and retail customers, and also has an interest in a leasing company and a building society in the Czech Republic. It is currently sixth in total assets among banks in the Czech Republic.

In the Czech Republic, most of our Network Bank's profit before tax relate to business with corporate customers, although we are currently attempting to increase our retail and SME business.

Market Environment

The Czech Republic is among the most developed economies in the CEE. Per capita GDP calculated using purchasing power parity ("PPP") exchange rates was estimated to be approximately € 16,000 at the end of 2004, among the highest in the CEE. The banking market in the Czech Republic is also one of the most well developed, with a ratio of banking assets to GDP estimated to be 97.1% at the end of 2004. The corporate banking and treasury markets are characterized by relatively low growth rates and returns. In contrast, demand for banking products and services by retail and SME customers has grown substantially. Demand for products such as credit cards and mortgages has caused credits to households to grow by an average of 34.3% from 2001 through 2003.

The market is dominated by three large banks—Česká spořitelna (Erste Group), Ceskoslovenska obchodni banka (KBC Group) and Komerční banka (Société Générale Group), each of which accounts for approximately 20% of total banking assets in the country. We see ourselves as part of a group of eight medium-sized banks with assets between € 1 billion and € 5 billion. In addition, there are approximately 15 smaller universal banking institutions operating in the Czech Republic.

Our current focus is on improving the profitability of our operations in the Czech Republic, rather than on increasing our market share. In particular, we are planning to gradually withdraw from the lower-yielding large corporate business and to focus our efforts on the faster growing retail and SME markets. To improve efficiency, our Czech Network Bank is partnering with our Slovakian Network Bank, Tatra banka a.s., to share certain back-office functions.

Distribution Channels

We distribute our products through 49 retail outlets and through nine corporate business centers. In addition, we have approximately 100 agents selling consumer credit products. We cooperate actively with third-party distributors and operate direct banking services, including telephone banking, and internet banking. In addition, we operate a leasing subsidiary and a building society and are cooperating with the insurance company UNIQA. We are planning to further expand these alternative distribution channels, while repositioning and relocating outlets in major cities.

Hungary

Legal Name: Raiffeisen Bank Rt.

	Equity Ownership (%)
Raiffeisen International	70.3
Other RBG Members	29.7

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	10.1	10.1	10.1
GDP (in € billions)	68.9	73.2	82.2
Real GDP Growth (in %)	3.5	3.0	3.3
Inflation (CPI Growth) (in %)	5.3	4.7	6.8
Banking Assets/GDP (in %)	69.3	78.2	75.8

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	2,315	3,189	4,317
Risk Weighted Assets	2,239	2,686	3,440
Total Equity	257	268	345
Profit Before Tax	49.5	63.7	75,1
Return on Average Equity Before Tax (in %)	23.5	27.5	27.5
Number of Outlets	44	50	71
Number of Employees	1,189	1,368	1,763

Overview

Our banking subsidiary in Hungary, Raiffeisen Bank Rt., was established as a start-up venture called Unicbank in 1987, which was rebranded as Raiffeisen Bank Rt. It is a universal commercial bank offering a wide range of banking products and services, primarily to corporations, small and medium enterprises and municipalities. The bank also manages leasing, real estate and investment fund management subsidiaries and is currently sixth in terms of total assets among Hungarian banks.

Overall, Corporate Customers is the most important segment in Hungary, accounting for a substantial portion of our profit before tax, followed by the Retail Customer segment.

Market Environment

The Hungarian economy is among the more developed economies in the CEE with per capita GDP of approximately € 14,200 and has been characterized by high interest rates resulting from high levels of public sector debt, large current account deficits and currency instability in 2003. The banking sector is relatively well developed with a ratio of banking assets to GDP estimated to be 75.8% at the end of 2004. The sales of Postabank and Konzumbank in 2003 completed the privatisation process of the Hungarian banking sector. As a result, over 80% of the banking sector's equity is owned by foreign investors.

Growth in the market for corporate loans continues to be slow, with credits to private enterprises remaining relatively stable as a percentage of GDP. Loans to SME's are increasing in importance, while credits to households continue to grow faster than GDP.

The banking market in Hungary is fragmented with over 30 banks operating in Hungary. OTP is the market leader with a market share of 23% measured in terms of total assets. The relatively low market concentration in the Hungarian banking market is a sign of intense competition, in which several foreign-owned banks and OTP are engaged.

We are currently pursuing a strategy of maintaining our position in the corporate and municipal markets and expanding our SME and retail businesses, as well as increasing the efficiency of our sales force. Our Hungarian Network Bank aims to expand business volumes substantially above the sector's average growth rate with a long-term goal of becoming one of the three leading banks in the Hungarian market. To achieve this goal we will expand further into retail lending products, such as personal and mortgage loans. We give a high priority to creating a more balanced contribution of the different business lines to our profit in Hungary, which is currently dominated by the Corporate Customers segment.

Distribution Channels

We offer our products and services in Hungary via a wide range of channels to our customers, including through our network of 71 outlets. We are planning to expand our distribution network to up to 120 outlets by the end of 2006 to create an optimal mix of full service outlets and "sales and service points". In addition, customers may access their accounts through a professional contact center service, internet and mobile banking tools, office banking solutions, ATMs, and self-service terminal systems. We also operate one of the largest financial agent networks in the country to assist us in customer acquisition and exploit our third party distribution network by adding new agents and by increasing our cooperation with insurers.

Poland and the Representative Office in Lithuania

Legal Name: Raiffeisen Bank Polska S.A.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	38.2	38.2	38.2
GDP (in € billions)	202.4	185.2	195.2
Real GDP Growth (in %)	1.4	3.8	5.3
Inflation (CPI Growth) (in %)	1.9	0.8	3.5
Banking Assets/GDP (in %)	64.3	64.7	65.3

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	1,558	1,860	2,691
Risk Weighted Assets	877	1031	1785
Total Equity	129	143	210.8
Profit Before Tax	4.8	20.0	29.2
Return on Average Equity Before Tax (in %)	3.5	15.9	18.6
Number of Outlets	58	58	70
Number of Employees	1,419	1,603	1,779

Our Polish banking subsidiary, Raiffeisen Bank Polska S.A. was established in September, 1991 as Raiffeisen Centrobank S.A. It is a universal bank offering a range of banking products and services, primarily to medium-sized corporate and SME companies, as well as to the Polish middle class. It also manages successful leasing and factoring subsidiaries and is currently twelfth in terms of total assets among Polish banks.

Corporate Customers is the most important segment in Poland, accounting for most of our profit before tax. While our Retail Customers segment is becoming a more important contributor to our operating income, the segment is not yet a significant contributor to our profit before tax.

Market Environment

The Polish economy has the lowest per capita GDP of any of the CE markets in which we operate, with a per capita GDP estimated to be approximately € 11,000 using PPP exchange rates at the end of 2004. In addition, the ratio of banking assets to GDP, estimated to be only 65.3% in 2004, is among the lowest in the CE. The volume of corporate loans continues to decline as a percentage of GDP as companies remain reluctant to undertake new investments. Retail loans continue to be the main driver of credit growth in Poland, with mortgage loans exhibiting the fastest growth.

The Polish banking industry is relatively mature, although very fragmented, with more than 50 banks operating in the country. Our Polish Network Bank is a medium-sized bank ranking twelfth in the country in terms of total assets. Our primary competitors include large foreign-owned universal banks such as Pekao SA (Unicredito), BPH (HVB Group), and Citibank, as well as the large Polish state-owned banks PKO BP and Bank Gospodarstwa Zywnosciowego, each of which has been partially privatized.

We are particularly active in the SME market, where we have a relatively strong position and are pursing a strategy of targeting micro businesses (i.e. companies with annual revenues of less than € 1 million). In addition, we are expanding our retail business with a focus on unsecured and mortgage loans as key drivers of our growth.

Distribution Channels

We offer our products and services via a wide range of channels to our customers, including through our nation-wide network of 70 outlets. In addition, we distribute our products and services via independent sales agents, our call center, mobile banking, electronic banking, internet banking for retail customers and third party distributors. We are also developing new forms of cooperation with third parties with a focus on mortgage and high margin loan sales.

Representative Office in Vilnius (Lithuania)

In February 2002, we established a representative office in Vilnius. Historical, cultural and commercial relations between Poland and Lithuania have always been strong. Our office in Vilnius provides consultancy services for Polish and Lithuanian firms as well as to members of the Raiffeisen Banking Group.

Slovakia

Legal Name: Tatra banka a.s.

	Equity Ownership (%)
Raiffeisen International	72.4
Other RBG members	14.1
Minority Interests	13.4

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	5.4	5.4	5.4
GDP (in € billion)	25.7	29.0	33.2
Real GDP Growth (in %)	4.6	4.5	5.3
Inflation (CPI Growth) (in %)	3.3	8.5	7.5
Banking Assets/GDP (in %)	92.5	82.0	87.4

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	2,920	3,316	4,326
Risk Weighted Assets	1450	1443	2327
Total Equity	256	276	321
Profit Before Tax	62.1	47.1	68.2
Return on Average Equity Before Tax	29.4	19.4	25.2
Number of Outlets	95	103	111
Number of Employees	2,720	2,891	3,016

Overview

Our banking operations in Slovakia are conducted by Tatra banka a.s., which was established as a start-up venture in 1991. It is currently third in terms of total assets among Slovakian banks. It is a universal bank offering a wide range of banking and financial products and services to corporations, SMEs and retail customers. Through the bank's subsidiaries, we also offer leasing, asset management and pension insurance services.

The Retail Customers segment is the most important segment for Tatra banka a.s., accounting for the largest share of its profit before tax, followed by the Corporate Customers segment, which accounts for nearly a third of our profit before tax. The remainder is split between the Treasury segment and the Participations & Others segment.

Market Environment

The Slovak economy is relatively well developed with per capita GDP estimated to be approximately € 12,400 at the end of 2004 using PPP exchange rates. The banking sector is fully privatized, with over 95% of the banking sector equity under the control of foreign banks. The ratio of banking assets to GDP is estimated to be approximately 87.4% at the end of 2004. Demand for loans by corporate customers continues to be weak, with credits to private enterprises declining as a percentage of GDP. In contrast, the retail segment has exhibited strong growth in recent years with credits to households having grown as a percentage of GDP in each of the past five years.

We are currently ranked third in terms of total assets among Slovak banks, behind Slovenska Sporitelna (Erste Bank) and VUB banka (IntesaBCI). Together, the three largest banks account for approximately 50% of banking assets and loans and 60% of deposits. In addition to these banks, there are approximately 20 banks and outlets of foreign banks operating in Slovakia.

Tatra banka is leader in corporate loans, electronic banking, asset management, mortgage loans, payment cards and private banking. Our strong franchise in corporate banking is reflected by our strong position in the markets for corporate loans and for corporate deposits. However, our competitive position with Slovak companies is coming under increasing pressure from the two other large domestic banks, Slovenska Sporitelna and VUB banka and foreign banks that have increased cross-border financing.

In the Retail Customers segment, we trail Slovenska Sporitelna, the largest domestic retail bank, in terms of market share. We are attempting to increase our market share in the Retail Customers segment by focusing on certain key products such as mortgages, home equity loans, consumer loans and credit cards.

Distribution Channels

We distribute our products and services primarily through our network of 111 outlets in Slovakia. In addition, we have developed a number of alternative distribution channels, including internet banking and call-center services. We will continue to expand our distribution network focusing on new outlets and on growing our mobile sales network.

Slovenia

Legal Name: Raiffeisen Krekova banka d.d.

	Equity Ownership (%)
Raiffeisen International[1]	97.5
Minority Interests	2.5

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	2.0	2.0	2.0
GDP (in € billions)	23.5	24.6	26.0
Real GDP Growth (in %)	3.3	2.5	4.2
Inflation (CPI Growth) (in %)	7.5	5.6	3.6
Banking Assets/GDP (in %)	87.6	88.8	92.0

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	408	541	669
Risk Weighted Assets	309	289	322
Total Equity	41	39	39
Profit Before Tax	2.9	0.8	1.2
Return on Average Equity Before Tax (in %)	10.4	1.9	3.0
Number of Outlets	16	13	13
Number of Employees	248	292	307

Overview

Our banking operations in Slovenia are conducted through Raiffeisen Krekova banka d.d. We established our first presence in Slovenia with the 2002 acquisition of Krekova banka d.d., which was rebranded Raiffeisen Krekova banka d.d. Raiffeisen Krekova banka d.d. is a universal bank offering a wide range of banking and financial services and products to corporations and SMEs.

Market Environment

The Slovenian economy is the most developed in the CEE with the highest per capita GDP in the region, estimated to be approximately € 18,200 at the end of 2004. Slovenia has the highest level of credits to private enterprises as a percentage of GDP of any of the CE countries. Credits to households remain at a relatively low level and have shown only moderate growth over recent years.

The banking sector in Slovenia is not yet entirely privatized. Approximately 30% of the banking assets in Slovenia are still state-owned. The banking sector is currently dominated by NLB (of which KBC owns 34%), which controls over 30% of the total assets in the country. Our Slovenian Network Bank is ninth in terms of total banking assets, with a market share of approximately 2.8% as of the end of 2004.

The banking industry in Slovenia is highly competitive and is generally characterized by low profitability. Our plans for 2005 are to withdraw gradually from the business with corporate customers that do not meet our minimum profitability targets. We aim to replace these larger corporate customers with more profitable SME customers. During 2005, our Slovenian Network Bank is scheduled to implement our core banking software Globus. We anticipate considerable gains in efficiency and operational savings as a result of this new platform. The new system, and its corresponding products and processes, will permit a much more focused approach to the SME segment. In addition, we want to expand our products and services for the Retail Customers segment by introducing mortgages, housing savings and insurance products. Other plans to restore profitability include careful staff planning.

Distribution Channels

Our products are distributed via our 13 outlets in Slovenia, as well as by electronic channels and by our mobile sales force. Our strategy calls for the opening of new outlets in the country and the relocation of some existing outlets. Our network of direct sales agents has been particularly effective in retail sales and new client acquisition.

South-Eastern Europe

We own Network Banks in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia & Montenegro. Bulgaria and Romania are scheduled to join the EU in the next round of enlargement in 2007, and Croatia, is expected to start membership negotiations in 2005. In these three countries, our market share of net loans is nearly 9%. In the other SEE countries in the region, our market share of net loans is even higher at 11%. The SEE receives high levels of foreign direct investment and we are well-positioned to act as a gateway for foreign direct investment into the region. Because the banking market in the SEE is less developed than that in the CE, growth in banking assets and profitability has been higher.

We believe that most of our operations in the region are performing in line with our targets. In particular, we believe our restructuring efforts in Romania are beginning to show real progress in improving our profitability.

Albania

Legal Name: Raiffeisen Bank Sh.a.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	3.1	3.2	3.2
GDP (in € billions)	5.1	5.4	6.5
Real GDP Growth (in %)	4.7	6.0	6.0
Inflation (CPI Growth) (in %)	5.2	2.3	2.9
Banking Assets/GDP (in %)	52.2	49.5	49.9

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2004
	in € millions
Total Assets	1,647
Risk Weighted Assets	133
Total Equity	55
Profit Before Tax	16.6
Return on Average Equity Before Tax (in %)	56.6
Number of Outlets	84
Number of Employees	1,026

Overview

Our operations in Albania are conducted through Raiffeisen Bank Sh.a. In 2004, we acquired the formerly state-owned savings bank Banka E. Kursimeve Sh.a., which was subsequently rebranded as Raiffeisen Bank Sh.a. It is currently first among banks in Albania in terms of total assets. It is a universal bank serving primarily retail customers and also has strong treasury operations.

The Retail Customers segment forms the core of our business in Albania, accounting for up to 70% of our profit before tax. The remainder is split between the Corporate Customers, Treasury and Participations & Other segments.

Market Environment

The economy and banking market in Albania are among the least developed in the CEE, with per capita GDP estimated to be less than € 4,000 at the end of 2004, calculated using PPP exchange rates and with a ratio of banking assets to GDP estimated to be only 49.9% at the end of 2004.

The banking market in Albania is currently in its early stages of development. There are 16 licensed banks in Albania. More than 70% of the Albanian banking market is foreign-owned. The state has ownership interests in two banks (the United Bank of Albania and the Italian Albanian Bank). Our Albanian Network Bank is the largest bank in the country, in terms of total assets.

Our primary strengths in Albania are our retail banking business and our treasury operations. We are currently following a strategy of maintaining our strong market position in retail banking and expanding our corporate business. In the retail segment, we are planning to strengthen our position by doubling our number of ATMs by the end of 2005 and by introducing term and mortgage loan products during the year. In addition, we will introduce lending products aimed at SME and corporate customers as part of our plan to grow our asset base.

Distribution Channels

Primarily, we distribute our products in Albania through 84 outlets. In addition, we expect to expand the distribution network by six new outlets in 2005 and to relocate four existing outlets. The establishment of the first call center, which will take incoming product inquiries and handle basic banking transactions, is scheduled for the first half of 2005.

Bosnia & Herzegovina

Legal Name: Raiffeisen Bank d.d. Bosna i Hercegovina

	Equity Ownership (%)
Raiffeisen International	97.0
Other RBG Members	3.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	3.8	3.8	3.8
GDP (in € billions)	6.0	6.3	6.6
Real GDP Growth (in %)	5.5	3.5	6.0
Inflation (CPI Growth) (in %)	0.4	0.6	0.2
Banking Assets/GDP (in %)	47.0	62.7	72.3

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	480	719	1,053
Risk Weighted Assets	335	687	587
Total Equity	36	56	79
Profit Before Tax	8.6	12.0	13.0
Return on Average Equity Before Tax (in %)	34.1	30.2	22.9
Number of Outlets	39	58	62
Number of Employees	888	986	1,073

Overview

Our banking operations in Bosnia & Herzegovina are conducted through Raiffeisen Bank d.d. Bosna i Hercegovina, which was formed following the acquisition and subsequent merger of two banks in 2002. It is first in terms of total assets in the banking market in Bosnia & Herzegovina. Raiffeisen Bank d.d. Bosna i Hercegovina is a universal commercial bank offering a wide range of products to corporate, retail, treasury and SME clients. The bank also manages the largest financial group in Bosnia & Herzegovina, including brokerage, leasing and privatization fund management companies.

The Retail Customers segment is the most important segment in Bosnia & Herzegovina, followed by the Corporate Customers segment. The remainder is split between the Treasury segment and Participations & Other segment.

Market Environment

The development of the banking market in Bosnia & Herzegovina has been largely driven by the post-war reconstruction of the economy. Per capita GDP remains low, estimated to be only € 6,350 at the end of 2004. Credits to both private enterprises and to households have grown substantially over recent years and have more than quadrupled as a percentage of GDP since 2000.

The banking market in Bosnia & Herzegovina is still in an early stage of development, with a ratio of banking assets to GDP of only 72.3%. As of the end of 2004, 37 banks were operating in Bosnia & Herzegovina. Banks in Bosnia & Herzegovina are almost fully privatized and more than 75% of total banking assets are foreign-owned. The top three banks (Unicredit Zagrebacka banka, Hypo Alpe Adria and Raiffeisen Bank d.d. Bosna i Hercegovina) are fully-owned by foreign financial institutions. Together, those banks account for approximately 50% of total banking assets and 57% of total savings in the Bosnian banking market. Our Bosnian Network Bank is first among banks in Bosnia & Herzegovina in terms of total assets, with an overall market share of approximately 22%.

Still, competition between the leading banks has lead to declining margins, especially for corporate customers. We plan to maintain our leading position in the market and to focus on growing our SME and retail businesses.

Distribution Channels

We offer products and services to our customers predominantly through our 62 outlets in Bosnia & Herzegovina, one of the largest networks in the country. We also service customers through electronic banking and a call center. We plan to further develop and diversify our distribution channels, with a focus on our main branch concept, electronic banking services and the expansion of our ATM and POS network.

Bulgaria

Legal Name: Raiffeisenbank (Bulgaria) EAD

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	7.8	7.8	7.8
GDP (in € billions)	16.5	17.6	19.6
Real GDP Growth (in %)	4.9	4.3	5.6
Inflation (CPI Growth) (in %)	5.8	2.3	6.2
Banking Assets/GDP (in %)	45.0	50.3	65.1

Source: *The Vienna Institute for International Economic Studies (WIIW), National Central Bank*

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	302	434	1,026
Risk Weighted Assets	170	353	746
Total Equity	17	29	61
Profit Before Tax	1.6	9.1	15.5
Return on Average Equity Before Tax (in %)	9.9	49.0	41.6
Number of Outlets	31	37	52
Number of Employees	454	587	809

Overview

Our banking operations in Bulgaria are conducted through our wholly-owned subsidiary Raiffeisenbank (Bulgaria) EAD. It was established in 1994 and was the first foreign-owned bank in Bulgaria. It is a universal bank and also owns two leasing companies—Raiffeisen Leasing Bulgaria OOD and Raiffeisen Auto Leasing Bulgaria EOOD. It is currently fourth in terms of total assets among Bulgarian banks and is particularly strong in corporate lending.

Our Corporate Customers and Retail Customers segments both contribute significantly to our profit before tax in Bulgaria, each accounting for a significant portion of our profit before tax.

Market Environment

The Bulgarian economy and banking market are less developed than the economies and banking markets of the CE. Both per capita GDP (estimated to be € 7,200 at the end of 2004 using PPP exchange rates) and the ratio of banking assets to GDP (estimated to be 54% at the end of 2004) lag behind the relevant ratios in those CEE countries which have already been admitted to the EU.

The Bulgarian banking market has exhibited considerable growth over the past few years with total banking assets growing from 34.6% in 1999 to an estimated 54% in 2004, although measures introduced by the Bulgarian National Bank to slow credit growth have reduced the growth in credits in recent years. In particular, the growth of credits to private enterprises, which had been one of the key drivers of general credit growth in the past, has slowed.

The Bulgarian banking market is currently fragmented and is characterized by significant competition which has reduced margins. The top three banks in the market account for 40% of the country's banking assets. Raiffeisen (Bulgaria) EAD is fourth in terms of total assets.

Our business is split between the Corporate Customers and Retail Customers segments. Although the Corporate Customer segment accounts for slightly more than half of our profit before tax, we are seeking to rapidly expand our retail offerings. The majority of our retail clients are employees of our corporate clients. We offer them mostly cards with overdraft facilities. From a low base, we increased our consumer lending by more than 200% in 2004.

We plan to take a two-pronged approach to retail lending in 2005. We will actively cross-sell other retail credit products to our existing customers. We plan to increase our penetration in core product areas such as consumer and mortgage loans, credit cards and co-branded cards as well as deposits. At the same time, we actively acquire new customers through new distribution channels, utilizing direct marketing and other channels.

In addition, we intend to grow our SME business by focusing on bundles of products and services which are attractive to Bulgarian SMEs.

Distribution Channels

Our bank offers a wide range of products to its corporate and retail clients via outlets and agents, though outlets remain our most important sales point. We currently have 52 outlets and have plans to increase that number to approximately 70 by the end of 2005. Our second most important distribution channel is our call center. We also have a network of mobile sales agents to sell our retail products, as well as agreements with third parties that distribute our products for a commission.

Croatia

Legal Name: Raiffeisenbank Austria d.d.

	Equity Ownership (%)
Raiffeisen International	75.0
Other RBG Members	25.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	4.4	4.4	4.4
GDP (in € billions)	24.2	25.5	27.6
Real GDP Growth (in %)	5.2	4.3	3.7
Inflation (CPI Growth) (in %)	1.7	1.8	2.1
Banking Assets/GDP (in %)	98.7	101.1	108.8

Source: *The Vienna Institute for International Economic Studies (WIIW), National Central Bank*

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	1,896	2,446	3,187
Risk Weighted Assets	1,211	1,359	1,997
Total Equity	127	141	165
Profit Before Tax	24.3	27.4	29.8
Return on Average Equity Before Tax (in %)	23.7	22.2	21.6
Number of Outlets	26	29	34
Number of Employees	1,026	1,193	1,373

Overview

Our Croatian Network Bank, Raiffeisenbank Austria d.d., was created as a start-up venture in 1994. It is currently fourth in total assets among Croatian banks. It is a universal bank offering a wide range of services to corporate and retail customers and also manages leasing, building society, investment and pension fund subsidiaries. Its investment fund management company and pension fund are the second largest in the country, and its leasing company is the third largest.

The Corporate Customers segment is our most important segment in Croatia, accounting for almost half of our profit before tax, followed by the Treasury segment. The Retail Customers segment has exhibited significant growth in terms of both operating income as well as profit before tax.

Market Environment

The Croatian economy is among the most developed in the SEE. Croatia's per capita GDP estimated to be € 10,200 at the end of 2004 is the highest in the SEE. In addition, with a ratio of banking assets to GDP estimated to be 108.8% in 2004, Croatia is one of the most developed banking markets in the region. The Croatian banking market is characterized by a robust retail market, with credits to households approaching 30% of GDP and growing faster than credits to private enterprises.

There are approximately 35 banks in the Croatian banking market, with the top six accounting for more than 85% of total banking assets. We are ranked fourth in Croatia in terms of total assets and have a market share of approximately 10%.

The Croatian National Bank has introduced certain restrictive monetary policies to slow down the growth of bank lending. These restrictions have slowed the growth of borrowing by corporate and retail customers. In addition, these restrictions have caused the provision of financial services to shift from commercial banks to other financial institutions such as leasing companies, building societies and investment funds. Because these financial institutions are subject to fewer restrictions than commercial banks, they are growing more rapidly than commercial banks themselves. Our financial institution and specialized banking subsidiaries have experienced significant growth in the past two years as a result of these restrictions. Our building society shares the leading market position among building societies. Our investment fund management company and our pension fund are the second largest in the country and our leasing company is the third largest.

We are currently pursuing a strategy of maintaining balanced growth in both the corporate and retail banking segments and are continuing to invest aggressively in client acquisition. We continue to increase our market share by focusing on our core products in lending, including overdrafts, guarantees and investment loans as well as on payment and account services.

Distribution Channels

Our main distribution channel remains our network of 34 outlets, although almost half of our corporate payments are executed via the internet. For our retail clients, we offer internet, telephone and telefax banking. In particular, we are planning to expand our distribution network by increasing our number of outlets and ATMs and POS network.

Kosovo

Legal Name: Raiffeisen Bank Kosovo J.S.C.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	2.0	2.0	2.0
GDP (in € billions)	1.7	1.8	1.9
Real GDP Growth (in %)	1.2	3.1	3.2
Inflation (CPI Growth) (in %)	3.6	1.0	1.5
Banking Assets/GDP (in %)	36.3	46.0	42.1

Source: Banking and Payments Authority of Kosovo

Selected Financial Information

	2003	2004
	in € millions	
Total Assets	95	150
Risk Weighted Assets	63	112
Total Equity	7	16
Profit Before Tax	(1.7)	5.4
Return on Average Equity Before Tax (in %)	(31.6)	59.1
Number of Outlets	16	22
Number of Employees	263	302

Overview

Our banking operation in Kosovo is conducted through our wholly-owned subsidiary Raiffeisen Bank Kosovo J.S.C. In December 2002, RZB acquired 76% of the shares of the American Bank of Kosovo. The bank was rebranded as Raiffeisen Bank Kosovo J.S.C. in December 2002 and became a wholly-owned subsidiary of Raiffeisen International in July 2003. It is a universal bank offering a range of products and services and is currently second among banks in Kosovo in terms of total assets. It derives the majority of its income from the SME market, but the corporate sector, though still small, is increasingly contributing to income and is a substantial provider of deposits.

The Retail Customers segment is our most important segment in Kosovo, accounting for the substantial majority of our banking assets and our profit before tax. The remainder is split between the Treasury, Participations & Other and Corporate Customers segments.

Market Environment

Kosovo has one of the least developed economies in the CEE, with per capita income estimated to be only € 700 in 2004. The banking sector in Kosovo was re-established in 2000. Total credits have grown quickly from a very low base, although a lack of sufficient foreign investment means that the corporate sector remains highly dependent on foreign aid.

There are seven commercial banks in the Kosovo banking market with a combined total of 160 outlets. Two are wholly-owned by international banks and five are principally locally-owned. KasaBank is now our strongest local competitor. Our local Network Bank is second overall, in terms of total assets. We believe our Network Bank is first in the market for SME loans and loans to the corporate sector.

We are currently focused on growing our retail business in Kosovo, both with SME and individuals, as well as consolidating our share of the corporate market. In particular, we plan to focus our product offering on

our core products such as lending (including loans to private individuals), payment and accounts services, FX operations and trade financing for SME and corporate customers. We also plan to expand into mortgages and credit cards for retail customers.

Distribution Channels

We distribute our products mainly via our 22 outlets and 19 ATMs in Kosovo. In addition, we introduced a centralized, interactive telephone service. In 2005, we plan to expand to 28 outlets, relocate several outlets, and install 16 additional ATMs.

Romania

Legal Name: Raiffeisen Bank S.A.

	Equity Participation (%)
Raiffeisen International	99.5
Minority Interests	0.5

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	21.8	21.7	21.7
GDP (in € billions)	48.4	50.3	57.1
Real GDP Growth (in %)	5.0	4.9	7.8
Inflation (CPI Growth) (in %)	22.5	15.3	11.9
Banking Assets/GDP (in %)	31.6	32.7	39.5

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	662	1,036	2,085
Risk Weighted Assets	276	745	1,180
Total Equity	66	65	188
Profit Before Tax	(14.3)	5.9	27.1
Return on Average Equity Before Tax (in %)	(17.9)	9.3	20.9
Number of Branches	213	190	205
Number of Employees	3,156	3,565	4,638

Overview

Our banking operations in Romania are conducted through our subsidiary, Raiffeisen Bank S.A. We established the bank as a start-up venture in 1998. In 2001, we purchased Banca Agricola, and merged the two banks in 2002. Raiffeisen Bank S.A. is currently ranked third in Romania in terms of total assets. It is a universal bank offering a range of products and services to business and corporate customers. In addition, it manages leasing and building society subsidiaries.

Our Retail Customers segment accounts for most of our profit before tax, followed by the Corporate Customers segment and Treasury segment.

Market Environment

The Romanian economy and banking market are somewhat less developed than the economies and banking markets of the CE. Both per capita GDP, estimated to be € 7,100 at the end of 2004 using PPP exchange rates, and the ratio of banking assets to GDP (estimated to be 39.5% at the end of 2004) are lagging behind the

corresponding ratios of the CEE countries which have already been admitted to the EU. The market for loans to corporate customers has been characterized by moderate growth rates and fierce competition which has reduced margins. The market for retail loans has expanded rapidly in recent years and with credits to households at below 4% of GDP, there is considerable room for further growth.

The Romanian banking sector is partially privatized, but the state still controls a substantial share of the equity in the banking sector. The banking market is dominated by BCR which controls approximately 30% of the total banking assets in the country. Our local Network Bank is currently ranked third among Romanian banks in terms of total assets. State-owned Savings Bank (CEC) is expected to be privatized in the near future. We will consider whether to participate in the privatization and are considering its impact on our strategic position in the country.

Since purchasing Banca Agricola in 2001, we have been in the process of restructuring the former state-owned bank. We have revised our product offering, processes and controls and have aggressively grown our business. We have become a leader in treasury and investment banking in the country and have launched an ambitious retail banking effort directed at the SME and the middle- to upper-income consumer segment.

Although we were initially a corporate bank, our efforts in the past three years to develop retail banking have been successful. We now enjoy strong market positions in both corporate and retail lending. Our products and services include other core products such as credit and debit cards, asset management and selected investment banking activities. We serve a total number of around 1.5 million customers, of which 3,500 are corporate clients and 95,000 are SMEs.

Distribution Channels

Our primary distribution network consists of 205 outlets located across Romania. We also operate a call center and are planning to launch an internet banking service in Romania.

Serbia & Montenegro

Legal Name: Raiffeisenbank a.d.

	Equity Ownership (%)
Raiffeisen International	90.0
IFC	10.0

Selected Macroeconomic Data (Serbia)

	2002	2003	Est. 2004
Population (in millions)	7.5	7.5	7.5
GDP (in € billions)	15.1	16.7	17.8
Real GDP Growth (in %)	4.0	3.0	7.0
Inflation (CPI Growth) (in %)	16.6	9.9	11.4
Banking Assets/GDP (in %)	35.9	31.1	37.4

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	278	461	875
Risk Weighted Assets	103	248	498
Total Equity	24	27	44
Profit Before Tax	0.1	5.2	15.6
Return on Average Equity Before Tax (in %)	0.5	23.0	62.8
Number of Outlets	11	17	27
Number of Employees	319	494	831

Overview

Our banking operation in Serbia & Montenegro is conducted through our majority-owned subsidiary Raiffeisenbank a.d., which we established as a start-up venture in 2001. The bank is currently ranked first among banks in Serbia & Montenegro based on total assets. It is a universal bank serving both corporate and retail customers.

Our Corporate Customers and Treasury segments were the largest contributors to our profit before tax. While our Retail Customers segment is growing very fast and contributes substantially to our operating income, profit before tax remains at low levels from this segment due to the start-up investments into our network.

Market Environment

The economy and banking market in Serbia & Montenegro are relatively less developed compared to other countries in the CEE. Per capita GDP is estimated to be only € 2,160 in 2004 using PPP exchange rates and the ratio of banking deposits to GDP is estimated to be only 36% at the end of 2004. The retail and SME markets are currently the fastest growing market segments in Serbia & Montenegro, with mortgages and car loans being the most important products.

The banking sector in Serbia & Montenegro is only partially privatized with a substantial portion of the equity in the banking sector currently controlled by the government. The privatization of several banks is expected during 2005. Our Network Bank is currently first in Serbia and Montenegro in terms of total assets and is the largest foreign-owned bank in the country.

Distribution Channels

Our primary distribution channel is our network of 27 outlets in Belgrade and other major towns and cities throughout the country. In addition, we use electronic banking, a call center and use direct sales agents to reach our customers.

Commonwealth of Independent States

We have banking operations in three CIS countries. We have a leading position and very significant brand-name recognition in Russia, and we are the largest foreign bank in Belarus and Ukraine. Despite this, our share in these markets is still small. We also own a 12.8% ownership interest in the second largest bank in Kazakhstan. While the CIS has the lowest ratio of banking assets to GDP of any region in the CEE, the development of the banking system is starting to gain momentum.

We believe that because the CIS is the most under-banked region in the CEE, it has the most potential for growth. We have grown our assets in the region by an average of 46% per year since 2002 and aim to continue to rapidly expand our assets in the region.

Belarus

Legal Name: Priorbank JSC

	Equity Ownership (%)
Raiffeisen International	61.3
EBRD	13.5(1)
Minority Interests	23.6
Treasury Shares	1.6

(1) EBRD's equity interest is subject to a put/call option. See "Certain Relationships with Existing Shareholders—Relationships with Other Shareholders—Transactions with EBRD" below.

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	9.9	9.8	9.8
GDP (in € billions)	15.3	15.6	18.4
Real GDP Growth (in %)	5.0	7.0	11.0
Inflation (CPI Growth) (in %)	43.0	28.0	18.1
Banking Assets/GDP (in %)	24.5	27.7	29.6

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2003	2004
	in € millions	
Total Assets	400	480
Risk Weighted Assets	317	376
Total Equity	69	83
Profit Before Tax	18.5	14.6
Return on Average Equity Before Tax (in %)	42.9	21.5
Number of Outlets	63	43
Number of Employees	2,189	1,897

Overview

Our banking operations in Belarus are conducted through our majority-owned subsidiary Priorbank JSC, which was established in 1989 and acquired by Raiffeisen International in 2002. Priorbank JSC ranks third in total assets among banks in Belarus. The bank offers corporate and retail customers a range of banking and financial products and services including standard loan and deposit services, as well as more complex financial services.

Corporate Customers is the most important segment in Belarus, accounting for the majority of our profit before tax, followed by the Treasury and Retail Customers segments.

Market Environment

The economy in Belarus is still largely run as a centrally planned economy, although a small private sector exists. The banking market is one of the least developed in the region, with the ratio of banking assets to GDP estimated to be approximately 30% at the end of 2004.

The banking market in Belarus is still largely state-owned, with 88.4% of the total authorized capital of the market owned by the state and is dominated by Belarus-bank, which controls more than 30% of the total assets in the banking sector. Priorbank is currently ranked third in terms of total assets among banks in Belarus and is the largest foreign-owned bank in the country.

Priorbank JSC is able to differentiate itself from its competitors through its western approach and western standards of service. As a result, we have a leading position among the more credit-worthy, export-oriented large Belarussian firms. Most of the foreign currency loans in the country are granted by us. Given Priorbank JSC's unique status as a bank with connections to banks in central Europe, nearly all foreign direct investment and export credits pass through it.

In the retail segment, we are focusing on consumer loans and cards as our core products. In 2004, we increased the volume of loans to individuals by 240%. We have strong positions in the mortgage lending and consumer lending markets. We are also among the leading operators in the card business, increasing our card base by 1.8 times in 2004 and intend to expand the range of services offered to our cardholders.

Distribution Channels

Our primary distribution channel is our network of 43 outlets, which covers the entire country. We also have an extensive ATM network and offer fully automated info-kiosks.

Russia

Legal Name: ZAO Raiffeisenbank Austria

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	143.5	142.5	142.0
GDP (in € billions)	364.8	382.1	468.8
Real GDP Growth (in %)	4.7	7.3	7.1
Inflation (CPI Growth) (in %)	16.0	13.6	11.0
Banking Assets/GDP (in %)	37.8	39.3	40.6

Source: *The Vienna Institute for International Economic Studies (WIIW), National Central Bank*

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	1,288	1,619	2,098
Risk Weighted Assets	710	1,130	1,604
Total Equity	106	128	187
Profit Before Tax	24.6	49.0	51.5
Return on Average Equity Before Tax (in %)	26.0	49.6	39.8
Number of Outlets	7	8	20
Number of Employees	396	593	1,027

Overview

Our Russian banking subsidiary, ZAO Raiffeisenbank Austria, was established as a start-up venture in 1997. The bank is a universal bank offering a range of banking and financial products and services. It also manages a leasing subsidiary and asset management pension fund subsidiary.

Our Corporate Customers segment is the most important in terms of profit before tax, followed by the Treasury and Retail Customers segments.

Market Environment

The Russian economy is by far the largest in the CIS, although its banking market remains underdeveloped relative to the CE. Both per capita GDP, estimated to be € 8,360 at PPP and the ratio of banking assets to GDP, estimated to be 40.6% at the end of 2004 lag behind those CEE countries that have already joined the EU.

Less than 10% of the total banking assets in Russia are foreign-owned. The state-owned Sberbank dominates the market with a 40% market share in total deposits (60% in retail deposits). ZAO Raiffeisenbank Austria is currently eleventh in terms of total assets among Russian banks. We are currently the second largest foreign bank in the country. We face competition from both foreign banks and large local universal (both government-owned and private) banks.

Competition for blue-chip Russian companies has intensified. As a result, we have increasingly focused on new customer segments and are expanding geographically. In Moscow and St. Petersburg, where our operations are primarily located, we are increasingly viewed as the leading bank for medium-sized corporations. In these two cities, we are also a popular and rapidly growing retail bank.

We offer a broad range of products and services to corporate, SME and retail customers. For our corporate customers these include a full range of lending and treasury products, including deliverable and non-deliverable forwards, repo transactions, and interest rates swaps. In addition, we offer a dedicated product portfolio aimed at SME customers as well as a range of credit products, such as mortgages and car loans, card products, electronic banking services, current and term deposit accounts aimed at retail customers.

We are planning to expand both our corporate and our retail businesses, introducing new products and developing new target customer groups such as high net-worth individuals. We are also planning to expand our pension fund, asset management and leasing activities aggressively and have recently introduced unsecured consumer loans and credit cards to the market.

Distribution Channels

We service our retail banking customers through a number of distribution channels, including through our 17 outlets in Moscow and one regional branch in St. Petersburg. In addition, we use 228 car dealerships in Moscow and St. Petersburg and our mobile sales force, as well as the bank's partners-in-mortgage program. Our goal is to establish up to 15 more outlets in the next two years. Corporate customers are serviced directly from our headquarters in Moscow and from our regional branch in St. Petersburg. As we establish regional outlets in other regions in Russia, corporate account officers will be resident there.

Ukraine

Legal Name: JSCB Raiffeisenbank Ukraine

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	48.0	47.6	47.3
GDP (in € billions)	44.9	43.9	48.8
Real GDP Growth (in %)	5.2	9.4	12.0
Inflation (CPI Growth) (in %)	0.8	5.2	9.0
Banking Assets/GDP (in %)	28.3	37.9	43.5

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Data

	2002	2003	2004
	in € millions		
Total Assets	271	447	627
Risk Weighted Assets	107	286	438
Total Equity	33	33	63
Profit Before Tax	6.9	8.1	13.9
Return on Average Equity Before Tax (in %)	22.6	26.7	31.2
Number of Outlets	5	12	14
Number of Employees	268	478	727

Overview

Our banking operations in the Ukraine are conducted by our wholly owned subsidiary, JSCB Raiffeisenbank Ukraine. We established the bank as a start-up venture in 1998. It is a universal bank offering a range of products and services to corporate and retail clients via outlets and direct sales agencies, and is currently seventh among Ukrainian banks in terms of total assets, being the largest foreign-owned bank of the country.

Corporate Customers is the most important segment in the Ukraine, accounting for most of our profit before tax, followed by Treasury. The Retail Customers segment, while increasingly contributing to our operating income, still lags behind in profit before tax contribution.

Market Environment

The Ukrainian economy and Ukrainian banking market are somewhat less developed than the economies and banking markets of the CE. Both per capita GDP, estimated to be € 5,600 at the end of 2004 using PPP exchange rates, and the ratio of banking assets to GDP, estimated to be 50% at the end of 2004 lag behind the CEE countries which have already been admitted to the EU. The market for loans to corporate customers has been characterized by relatively strong growth as the Ukraine recovers from a severe and lengthy recession caused by the transformation to a market economy. The market for retail loans has expanded rapidly in recent years, and with credits to households below 4% of GDP, there is considerable room for further growth.

The Ukrainian banking market is partially privatized with two major banks still state-owned. There are approximately 160 banks in the Ukrainian banking market. The 10 largest banks account for more than 50% of total banking assets. Our Ukrainian Network Bank is currently the seventh largest bank in the Ukraine in terms of total assets.

Political, economic and expected legislative developments in the Ukraine appear positive. As a result, we aim to expand our operations in the Ukraine. In particular, we are planning to expand our retail presence by adding a number of full-service outlets and smaller customer service outlets. We plan to continue regional expansion by opening new outlets and gradually shifting towards serving more medium-sized Ukrainian businesses. Our core product offering includes for our corporate customers working capital loans, investment loans, international trade finance and guarantees. We also offer our retail customers a variety of deposit and loan products. Our lending products consist primarily of car loans (60% of our consumer loan portfolio) and home loans (40% of our consumer loan portfolio). In addition, we are one of the first banks to provide unsecured credit lines linked to credit cards in the Ukraine.

We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Bank Aval in the Ukraine through May 31, 2005. Bank Aval is currently ranked number two among Ukrainian banks in terms of total deposits and has a particularly strong position in the retail banking market. For more information on our possible acquisition of Bank Aval, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

Distribution Channels

We service our customers through our network of 14 outlets across the Ukraine. In addition, we use third party distribution channels such as car dealers, real estate agencies and credit unions, as well as our call center and internet banking. We plan to increase significantly the number of small, retail-oriented outlets across the country.

Kazakhstan

Legal Name: Bank TuranAlem JSC

R.I. Ownership: Convertible Preferred Shares convertible into 12.8% of Bank TuranAlem JSC's equity

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	14.9	14.9	14.9
GDP (in € billions)	25.9	27.3	32.8
Real GDP Growth (in %)	3.8	9.3	9.4
Inflation (CPI Growth) (in %)	5.9	6.4	6.9
Banking Assets/GDP (in %)	—	30.7	42.7

Source: National Central Bank

Selected Financial Information

	2003	September 30, 2004
	in € millions	
Total Assets	2,139	3,365
Risk Weighted Assets	1,766	2,848
Total Equity	176	220
Profit Before Tax	26.5	35.4
Number of Outlets	22	22
Number of Employees	3,221	3,817

Overview

Bank TuranAlem JSC, Kazakhstan, was formed as a result of the merger of Turan Bank and Alem Bank in 1997. We have acquired a commercial interest in a certain position of convertible preferred shares in this bank from RZB in late December 2004. Our commercial interest in the convertible preferred shares is represented by RZB as a beneficial nominee shareholder. RZB is also represented with a seat on the bank's supervisory board, and has agreed to exercise its rights as a shareholder only in a manner which is coordinated with us.

The bank currently ranks second in total assets among banks in Kazakhstan. It is a universal bank offering banking products and services to both corporate and retail customers. In addition, the bank manages mortgage, pension fund and leasing subsidiaries.

Equity Participations

The development of Raiffeisen International's equity participations is as follows:

	2002	2003	2004
	in € thousands		
Equity participations	58,726	38,485	73,983
of which affiliated companies	39,889	16,776	18,120
of which companies accounted for using the equity method	9,696	11,403	15,128
of which other interests	9,141	10,306	40,735

Our primary strategy as a bank holding company is to acquire majority shareholdings in credit and financial institutions. Such institutions are fully consolidated into Raiffeisen International's financial statements and form an integral part of our Group.

Affiliated companies are all valued at amortized cost and have a total book value of € 18 million as of December 31, 2004. Such companies are not consolidated into Raiffeisen International's financial statements because they have a minor impact on the Group's figures.

Three associated companies are valued at equity with a total value of € 15 million. These companies are all building societies (located in the Czech Republic, Croatia and Romania). Their business is partly generated and offered by the local Network Banks, which act as agents in relation to these building societies. The building societies were founded with Raiffeisen Bausparkasse, the building society of the Austrian Raiffeisen Banking Group.

Our other equity participations, with a total book value of € 41 million, are mostly minority participations in various local banks, particularly recent acquisitions that were not actively and directly purchased by Raiffeisen International. The most important of these shareholdings is in Bank TuranAlem, Almaty (Kazakhstan). We purchased a commercial interest in convertible preferred shares from RZB in 2004, which is ranked second in the local market and which is described more fully above.

For a detailed list of equity participations, refer to the Consolidated Financial Statement attached to this prospectus.

Rating

Our parent company, Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"), is rated by two leading international rating agencies: Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"). The rating of RZB is as follows:

	Long Term	Short Term	Financial Strength
S&P	—	A-1	—
Moody's	A1	P-1	C+

There is a stable outlook for all ratings based on the annual report of 2003 and semi-annual report of 2004.

In addition, the following subsidiary banks are rated by leading international rating agencies (Moody's, S&P or Fitch Ratings) as follows:

Tatra banka, Slovakia

	Long Term	Short Term	Individual Rating
S&P	BBB-; positive outlook	A-3	—
Fitch Ratings	BBB+	F2	C

Raiffeisen Bank, Romania

	Long Term	Short Term	Financial Strength
Moody's	B1; positive outlook	NP	E+; positive outlook

Raiffeisenbank, Russia

	Long Term	Short Term	Financial Strength
Moody's	Ba1; positive outlook	NP	D

Each rating reflects the view of the rating agency only at the time the rating was issued. You should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. A rating outlook is an opinion regarding the likely direction of a rating over the medium term. The watch list indicates that a rating is under review for possible change in the short term. The rating agencies can change their ratings at any time if they believe that circumstances so warrant.

The rating agencies define the assigned ratings as follows:

Moody's

Long-Term Bank Deposit Ratings

A1: Banks rated "A" for deposits offer good credit quality with a mid-range ranking. However, elements may be present that suggest a susceptibility to impairment over the long term.

Ba1: Banks rated "Ba" for deposits offer questionable credit quality. Often the ability of these banks to meet punctually deposit obligations may be uncertain and therefore not well safeguarded in the future.

B1: Banks rated "B" for deposits offer generally poor credit quality. Assurance of punctual payment of deposit obligations over any long period is small.

Short-Term Bank Deposit Ratings

P-1: Banks rated "Prime-1" for deposits offer superior credit quality and a very strong capacity for timely payment of short-term deposit obligations.

NP: Banks rated "Not Prime" for deposits offer questionable-to-poor credit quality and an uncertain capacity for timely payment of short-term deposit obligations.

Bank Financial Strength Rating Definitions

C+: Banks rated "C+" possess adequate intrinsic financial strength. Typically, they will be institutions with more limited, but still valuable, business franchises. These banks will display either acceptable financial fundamentals within a predictable and stable operating environment or good financial fundamentals within a less predictable and stable operating environment.

D: Banks rated "D" display modest intrinsic financial strength, potentially requiring some outside support at times. Such institutions may be limited by one or more of the following factors: a weak business franchise; financial fundamentals that are deficient in one or more respects; or an unpredictable and unstable operating environment.

E+: Banks rated "E" display very modest intrinsic financial strength, with a higher likelihood of periodic outside support or an eventual need for outside assistance. Such institutions may be limited by one or more of the following factors: a weak and limited business franchise; financial fundamentals that are materially deficient in one or more respects; or a highly unpredictable or unstable operating environment.

Standard & Poor's

Long-Term Issue Credit Ratings

BBB: An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A-1: A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitments on the obligation is strong. Within the category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.

A-3: A short-term obligation rated "A-3" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Fitch Ratings

Long-Term Issue Credit Ratings:

BBB+: Good credit quality. "BBB" ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Short-Term Credit Ratings

F2: Good credit quality. This rating reflects a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

Individual Ratings

C: The rating "C" denotes an adequate bank, which, however, possesses one or more troublesome aspects. There may be some concerns regarding its profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Real Estate

The book value of our real estate developed as follows:

	2002	2003	2004
		in € thousands	
Land and buildings used by the Group for its own operations	102,738	121,256	159,755
Other land and buildings	9,740	6,883	6,690
Total	**112,478**	**128,139**	**167,445**

As of December 31, 2004, we owned land and buildings with a total book value of € 167 million, with land and buildings used by our Group for its own operations accounting for € 160 million.

Our real estate strategy is not standardized across countries. Some Network Banks, especially those that were acquired or purchased rather than developed by us, own the buildings in which they operate. However, most of the Network Banks rent their headquarters and outlets. Our management headquarters are located at the RZB Head Office in Vienna. We rent the premises from RZB on arm's-length terms.

Investment Policy

The following table shows the development of financial investments and fixed assets of our Group at their cost of acquisition and at their book values. For a full statement of investments, including the development of the respective book values, please see our "Consolidated Financial Statements." Investments as presented below are accounted at amortized cost:

	Cost of Acquisition			Book Value		
	2002	2003	2004	2002	2003	2004
			in € thousands			
Financial investments	**221,309**	**466,946**	**2,367,248**	**225,956**	**464,972**	**2,367,486**
Of which						
Debt securities and other fixed-interest securities	168,596	427,684	2,294,746	167,230	426,487	2,293,503
Equity participations	52,713	39,262	72,502	58,726	38,485	73,983
Intangible fixed assets	**163,637**	**192,491**	**307,157**	**104,900**	**107,544**	**177,040**
Of which						
Goodwill	41,772	47,978	108,399	34,984	34,975	74,858
Other intangible fixed assets	121,865	144,513	198,758	69,916	72,569	102,182
Tangible fixed assets	**552,946**	**613,454**	**781,297**	**273,522**	**333,477**	**441,014**
Of which						
Land and buildings used by the Group for its own operations	183,522	191,393	236,458	102,738	121,256	159,755
Other land and buildings	13,677	11,186	11,426	9,740	6,883	6,690
Other tangible fixed assets	355,747	402,141	510,618	161,044	197,093	253,552
Operating leasing	—	8,734	22,794	—	8,245	21,037
Total	**937,892**	**1,272,891**	**3,455,702**	**604,378**	**905,993**	**2,985,540**

At the end of 2003, the total share of investments in our total assets was 4.5%. The share percentage changed somewhat after the acquisition of Raiffeisen Bank sh.a., Tirana, Albania. This bank had invested primarily in Albanian government bonds that are held-to-maturity. As of the end of 2004, our total share of investments within our total assets is 10.3%.

Financial investments are composed of debt securities which are all held-to-maturity and of equity participations which are strategic long-term shareholdings in affiliated companies not consolidated and minority shareholdings.

Intangible fixed assets are composed of goodwill from the acquisition of equity participations and of software developments whereby most of the software systems were purchased by third parties. Goodwill costs increased considerably from € 48 million to € 110 million in 2004 due to the acquisition of the Albanian unit. The most significant software investment was in the Globus core banking system and related developments by our Group IT which are being used by several local banks.

Tangible fixed assets include land and buildings, which are used predominantly for our own operations, as well as other tangible fixed assets, such as office furniture and equipment and company cars. These investments should increase in the future with ongoing retail expansion and the related establishment of new bank outlets.

Legal Proceedings

RI itself has no legal or arbitration proceedings pending or threatening that could have a material adverse effect on our financial condition, nor has the settlement of any such pending proceedings in the past two years had any such material adverse effect.

RI's banking subsidiaries are involved in a number of legal proceedings that have arisen in the ordinary course of business. However, we do not expect that these pending or threatened legal proceedings may have a material adverse effect on our consolidated financial statements, or on RI's business prospects.

For the last two years, we have been subject to an audit (*Steuerprüfung*) conducted by the Austrian tax authorities on the entire RZB Group. Work on this tax audit is ongoing and the final results will depend on a final evaluation by the Austrian tax authorities of particular issues that they may identify in the course of their review. In recent discussions with the auditors we have received indications that the audit may result in tax liabilities in excess of our current provisions. In a worst case scenario, tax compensation payments as a result of the audit could amount to up to € 32 million. We disagree with these preliminary findings and our external tax advisors, KPMG Austria GmbH, support our position. We therefore still believe that our current provisions are adequate and that it is unlikely that we would finally be required to pay the full amount of € 32 million. It is, however, impossible to predict the final conclusions of the tax audit or on what terms any potential disagreements with the Austrian tax authorities may be resolved. The differences in opinion relate to the proper tax treatment of a specific corporate restructuring measure that was undertaken several years ago and the resolution of this issue will not affect any future tax liabilities.

A criminal investigation was commenced against Banca Agricola (the legal predecessor of Raiffeisen Bank S.A., Romania) and is still pending. The former president of Banca Agricola was accused of involving Banca Agricola in illegal activities involving investors of a € 100 million fund. Five other Romanian banks are also under investigation. As long as the case remains in the investigation stage, Raiffeisen Bank S.A. cannot obtain sufficient information in order to determine whether it could be liable for any part of this amount. However, Raiffeisen Bank S.A. ordered a financial audit and concluded that Banca Agricola did not act as a depositary for the fund; it only sold investor certificates issued by the fund. Raiffeisen Bank S.A. does not believe that it has any liabilities associated with the investigation, and therefore has not made any reserves as the damages and other relevant circumstances are uncertain.

Our Russian leasing unit, OOO Raiffeisen Leasing, has obtained a lower court ruling in its favour in a dispute with the Russian Tax authorities with regard to advance payment notices for VAT returns. Pursuant to this decision our Russian leasing unit would be allowed to deduct from its own tax liability that amount of value added tax which is already contained in the price of the goods it receives. The Russian tax authorities have appealed the lower court decision. As of December 31, 2004, the total amount in dispute was $ 4.4 million.

Process and Productivity Management

As part of our overall financial goals we have also set specific productivity and efficiency targets, in particular to achieve a cost-to-income ratio below 60%.

In order to achieve a cost-to-income ratio below 60%, we have started, in recent years, a coordinated program to improve productivity and operational efficiency across the group. We have introduced the Six Sigma methodology to achieve process orientation and fine-tune our current processes on an ongoing basis in the network. Using Six Sigma and also the Business Process Management System ("BPMS") we can measure the

improvements and project benefits, share know-how among the various units, ensure continuous measurement and improvements rather than only one-time efficiency gains, and at the same time improve customer satisfaction and quality of our service delivery. By the end of 2004, approximately 2,000 employees were trained on Six Sigma.

Information Technology

Overall IT Strategy

Our operations and information technology are designed to fully support our business strategy and to achieve defined business goals. We aim to have a professional and service-oriented Operations & IT department that supports the development and profitability of the business across our Group.

We do not seek to have the most "state of the art" technology and to be at the forefront of all technological developments, but rather to ensure a stable and high quality environment and to support efficient processes in line with the business needs.

The key elements of our strategy include:

- providing high quality products and services, including reliable and secure IT systems in line with our business requirements;
- ensuring cost efficiency via process management and sharing synergies across the group, regionally and group-wide;
- moving towards a more harmonized IT application landscape and establishing regional centers where appropriate; and
- developing highly skilled and motivated employees by providing a common culture for learning and sharing across the group and implementing group-wide training programs.

Strategic Projects

The following projects have been defined as current and future key Group projects with strategic importance.

Globus

Globus has been selected as the Group-wide core banking system, supporting both retail and corporate banking functionality. Currently, Globus is implemented in Poland and Kosovo, and partly in Slovakia. The preparation for implementation in Slovenia is underway and efforts will start in 2005 for Serbia & Montenegro, Bosnia & Herzegovina and Bulgaria. It is planned to install Globus in all countries by 2008 except Hungary and Romania where the core banking systems are already supporting both functionalities. In order to achieve this goal, a Globus competence center has been established in Bratislava which develops and maintains the core application and coordinates the roll-out to the countries.

Group Data Warehouse

The Group Data Warehouse ("GDWH") stores all relevant data for MIS, risk and other business reporting purposes in a structured and group-wide comparable manner. Data is extracted on a daily basis from core banking systems but also from many other satellite systems where raw customer and product data are generated. A successful implementation of the GDWH will enhance our consolidated reporting capabilities. The system is currently being rolled out to the whole Network.

New MIS system

A new standard MIS system has been selected for roll-out to all the Network Banks over the coming three to four years. This system will replace the current group solution as well as some local solutions.

Retail Collections and Application Processing

Standard group solutions have been defined for Retail collections and Loan application systems in order to support the growth in this business line. The collection system has been implemented in three Network Banks, with a fourth one in the final stages of implementation. As other Network Banks grow their Retail business, they will also become candidates for future implementation. A new Loan application system has been chosen and will be piloted in 2005 before a further roll-out schedule is agreed.

Basel II/Risk Management

This project is driven by RZB as the majority shareholder and responsible financial institution for group-wide risk management. A project team with the participation of RZB and combining Group IT and the Network Banks has been set up in order to establish a fully Basel II-compliant and effective risk management approach and tool for the RZB Group.

Group Treasury System (GTS)

A Treasury front office trading system has been selected as the core treasury system for Network Banks active in trading all types of treasury products. Currently only six Network Banks require such a system, while the rest—with their limited Treasury activities—can work with smaller solutions. The system is being implemented during 2005 in two countries, with a roll-out to the other four countries planned for 2006/2007.

IT Security

Our security framework is based on the ISO 17799 standard (Code of Practice for Information Security Management).

The main pillar of the framework is the Group Network Security Policy of Raiffeisen International, which defines a minimum standard for security controls that must be implemented by all Network Units. This Group-wide standard will often be exceeded by the local security policies.

Through performing periodic security checks, especially for firewalls, we supervise the compliance of the Network Banks with our Group security standards.

Shared Services and Outsourcing

In the current environment, the Network Banks perform most of their IT functions and operations themselves. Notable exceptions include the new Group Treasury System, which will be run out of Vienna, where the expertise for the system already rests, and risk management, where a central solution is the most economical solution and ensures the right data quality.

We have also created a regional card processing center within Tatra banka a.s., which performs credit and debit card processing for the region. Currently, six countries use the services of the center which generates economies of scale for our Group. Further strengthening of the processing center is being envisaged and we are planning to expand the services of the center to two additional Network Banks.

Governance

Local Operations and IT heads of the individual Network Banks report to their CEO and, on a functional basis, to our Group COO.

In order to ensure that standards are adhered to, Group IT projects are managed professionally and consistently, and to ensure that local IT initiatives are in line with Group strategy, we have established a unit: Group IT. The main objectives for Group IT are to set IT strategies, guidelines and standards for the Group, monitor and track their adherence and manage group-wide projects. Group IT is based in Vienna, with staff also in other countries, and reports to our COO.

Intellectual Property

We have a license agreement with RZB which allows us and our subsidiaries to use the Raiffeisen International brand and logo and have achieved an understanding within the RBG Group which permits us to use the Raiffeisen name and logo in the markets in which we operate. For more information, see "Certain Relationships with Existing Shareholders—Licensing and Franchise Agreements."

We believe that the proper assessment and control of risks are critical for our success. In compliance with regulatory requirements in Austria, our parent RZB has established a comprehensive risk management system for the entire RZB Group, including us. As part of this risk management system, RZB has established risk management policies and procedures to ensure that various categories of risk such as credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk can be identified throughout the RZB Group and effectively controlled by management.

Risk Management Principles

We apply the following key principles to manage the risks that our Network Banks face in the course of their business:

- our Management Board is responsible for overall risk management policies on the RI Group level;
- our approach to risk management is integrated within the framework of RZB's group risk management system to ensure consistency across the RZB Group and to provide necessary data to RZB;
- the risk management policies determined by our Management Board are implemented by our Corporate Risk Management department and our Retail Risk Management department, as well as through local risk management departments in our Network Banks, which are responsible for monitoring specific risks that arise in each country;
- local risk decision-making authority is delegated to the risk management departments in our subsidiaries to the extent our Management Board believes that it is appropriate;
- a clear functional and personnel separation is enforced between our business origination and risk management activities;
- credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk are managed in a coordinated manner at all levels across our Group; and
- our risk control and risk management are fully integrated into our internal planning, management and control processes.

Risk Management Organization

The Austrian Banking Act requires RZB, as the parent company of a group of credit institutions, to establish adequate internal control measures to ensure that a proper risk management system is established throughout the RZB Group.

The management board of RZB determines the general risk control and risk management principles applicable to the RZB Group as a whole. It is supported by the RZB Group Risk Management Committee, which discusses and proposes to the management board of RZB the methods, processes and procedures applied to credit, market and operational risk management. We are represented on the RZB Group Risk Management Committee by our Chief Financial Officer and the head of our Corporate Risk Management department.

To ensure coherent and consistent risk management throughout our Group and compliance with all legal and regulatory issues at the RZB Group level, our Management Board determines our own risk management policies within the framework of RZB Group's risk management system as determined by the management board of RZB. Our Management Board approves general principles of risk control and risk management, limits on relevant risks and procedures that we apply to control and manage risk. Our Management Board also initiates procedures to optimize our loan portfolio and to ease pressure on capital utilization. Finally, it defines standards for credit policies and credit portfolio management and implements methods for measuring credit risk.

Credit Risk Management

Our Corporate Risk Management and our Retail Risk Management departments are responsible for implementing our credit risk management policies and procedures as approved by our Management Board. Both departments report on a regular basis to our Management Board and to RZB regarding our risk exposure resulting from our corporate and retail portfolio. In respect to credit risk towards financial institutions and sovereigns, RZB's Country and Bank Risk Management department plays a central role in developing standards and ratings for financial institutions and sovereigns within RZB Group as well as in defining a risk management policy for those counterparties.

To the extent possible, responsibility for credit decisions is delegated to our Network Banks where decisions are made based on our risk management policies. At each of our Network Banks, the independent risk management department and the local management board are responsible for risk management. The local risk management departments implement our standards, policies and procedures and carry out risk analysis, rating of local customers and daily monitoring of all risk limits. In addition, we have established local Credit Committees in charge of loan approval within the limits of their local loan approval authority. You can find more detail on our credit risk management organization on the level of each Network Banks under "—Credit Risk—Loan Approval" and "—Credit Risk—Credit Monitoring" below.

Market Risk Management

Our market risk is managed directly by RZB pursuant to a Service Level Agreement and the rules and procedures regarding market risk management are set on the RZB Group level. Our market risk limits for positions from trading and other banking activities are determined by RZB's board member responsible for Global Treasury and Capital Markets according to the risk-taking capacity of our Network Banks. Our compliance with these limits is monitored on a regular basis by RZB.

All of our Network Banks have established independent market risk management departments that are in charge of daily limit monitoring and weekly reporting to RZB. Actual trading and market positioning takes place locally, and each of our Network Banks has a local Asset/Liability Management Committee in place. Our Network Banks are subject to the policies and limits which are set by RZB and approved by our Management Board. The minutes of local Asset/Liability Management Committee meetings and decisions are reported to the local market risk management department. In the case of a limit breach, RZB's board member responsible for Global Treasury and Capital Markets has the right to intervene in local market risk management activities and practices. You can find more detail on how we manage market risk under "—Market Risk" below.

Asset/Liability Management

Our Asset/Liability Management department implements our Group standards and policies throughout our Group in support of our term funding policies. Our Network Banks and their local Asset/Liability Management departments and committees focus mainly on the management of interest risk arising from loans to and deposits from customers. In addition, the local Asset/Liability Management departments take their own strategic interest rate positions within the parameters of Group-wide limits, which must be approved by RZB's board member responsible for Global Treasury and Capital Markets. RZB's board member responsible for Global Treasury and Capital Markets is supported by the RZB Group Asset/Liability Management Committee, which is responsible for monitoring the liquidity risk and the interest rate risk that arise from non-trading activities, including customer business, hedging for balance sheet items and taking additional long- or medium-term provisions as well as the management of own funds and balance sheet structure on RZB Group level. We are represented on RZB's Group Asset/Liability Committee by our Chief Financial Officer. Limits are monitored daily within our Network Banks, which report limit utilization each week to RZB. You can find more detail on our Asset/Liability Management under "—Asset/Liability Management" below.

Liquidity Risk Management

Our liquidity risk is covered and closely monitored by Asset/Liability Committees at each Network Bank, as well as by our Asset/Liability Management department at the RI level. We work closely with the Asset/Liability Management department of RZB and the RZB Group Asset/Liability Committee with regard to our liquidity situation and contingency plans. A funding plan that includes all funding requirements and sources for the current year is regularly presented by our Asset/Liability Management department to the RZB Group Asset/Liability Management Committee and to the RZB management board. For more information on how we manage liquidity risk, please see "—Liquidity Risk" below.

Operational Risk Management

Our operational risk is managed within our Network Banks according to RZB's policy and guidelines covering the management of operational risks. We have local operational risk managers in all of our Network Banks who are responsible for supporting the collection of loss event data, for performing and facilitating risk assessments and for reporting information relating to operational risk to RZB.

We regularly report detailed information to RZB regarding our exposures in credit risk, positions in market risk, liquidity gap and results in operational risk. In addition, we receive analysis on our risk-taking capacity, value-at-risk ("VaR") and portfolio information on credit risk and market risk, including limit utilizations for each Network Bank and for our overall Group pursuant to a Service Level Agreement with RZB.

Credit Risk

Credit risk relates to the possibility that a financial loss will occur as a result of a borrower's or counterparty's deteriorating creditworthiness and/or inability to meet its obligations. Credit risk is the largest single risk we face. We manage credit risk for our Group as a whole in close cooperation with the credit risk management at RZB Group level.

We manage our credit portfolio on the basis of risk-adjusted return on capital on an individual loan basis. We analyze credit transactions by calculating the expected loss and by determining the unexpected loss on our loan portfolio. "Expected loss" is the loss that we expect over a one-year period in our credit portfolio, based on our historical loss experience. In calculating expected loss we take into account a number of factors including default probability and expected exposure at default, which we estimate based on client and product-specific factors that reflect the risk characteristics of different types of credit exposures and facilities. Expected loss is a useful measure for planning purposes, and supplements decision-making on provisioning and expected loss in case of a default. "Unexpected loss" is our estimate of the maximum negative deviation of the possible loss from the expected loss that we are likely to face within a one-year period. In our risk management system, the expected loss in our lending business is factored into the pricing of our products in the form of standard risk costs. Unexpected loss is taken into account through the allocation of capital and is part of the pricing as well.

We analyze credit risk associated with traditional banking products, such as loans, as well as that associated with derivative financial instruments. We particularly attempt to limit our potential default risk from over-the-counter ("OTC") derivative transactions. We measure our credit exposure from OTC derivative transactions as the cost of replacing the contract if our counterparty were to default on its obligations.

We comply with all quantitative and qualitative requirements defined within the Basel II framework particularly with its Foundation Internal Rating Based Approach ("FIRB"). For more information on Basel II, see "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union—The Standards Introduced by the Basel Committee" below.

Credit Policies

Credit policies are in place for all of our Network Banks and must be approved within the annual budgeting and planning process. The purpose of these credit policies is to define standards for the composition of our loan portfolio in terms of the exposure to certain industries and to define specific underwriting criteria, in particular with regard to the structure of risk limits and collateral composition. This includes the definition of industries, to which loans by our Network Banks are restricted or prohibited. Our credit policies utilize pre-defined customer profiles which allow our risk originating units to efficiently evaluate risks associated with potential customers. Our Corporate Risk Management and Retail Risk Management departments recommend and review the credit policies of our Network Banks. They also ensure that the credit policy of our Group complies with RZB Group credit policy. Our general credit guidelines provide the basic rules for our lending business with, and other extensions of credit to, corporate customers, retail customers, financial institutions and public sector entities. These guidelines are based on the general credit guidelines of the RZB Group.

The decision whether or not to extend a loan to a corporate customer depends primarily on the customer's credit quality as reflected by the credit rating assigned under our internal rating system as well as on the value of collateral provided, if any. (see "Credit Risk—Internal Rating Systems" below). In assigning a rating, we consider factors such as the customer's financial condition, the market in which the customer operates, the marketability of the customer's products and the customer's management. If the customer is a private individual, we consider factors such as the customer's income level, amount of assets and liabilities and other personal financial information, when assigning a credit score to that customer.

Loan Approval

Responsibility for approving loans is assigned to various employees or committees depending on the gross amount of the loan, the term of the transaction, the type of borrower, the value of any collateral securing the loan and the professional experience, performance and qualifications of the employees and committees.

A basic feature of our loan approval process is a clear separation between our business origination and risk management activities. Risk assessments are performed on the basis of a dual assessment by both our business origination units and our risk management units. Loans must also be approved by both the business origination and risk management units performing the assessment. Loan approvals are required for overdrafts, loan increases, extensions of loan terms and changes in risk-relevant parameters that formed the basis of the original loan approval. An exception to this dual assessment procedure exists for standardized lending to private and small corporate customers, where the simplified procedures described under "—Loan Approval for SME and Private Individuals" below apply.

We apply different loan approval procedures depending on both the nature of the customer and on the gross amount of the loan in question. Whether we apply the loan approval procedures for corporate customers or those for SME and private individuals, for example, therefore does not exclusively depend on whether the relevant customer is allocated to our Corporate Customers segment our to our Retail Customers segment for purposes of our business segment reporting.

Loan Approval for Corporate Customers

For purposes of our corporate credit risk limit approval process, separate legal entities that are connected, such as parent companies and subsidiaries, are treated as one single Group of Connected Customers ("GCC"), for which total credit risk limits are determined. Loan approvals are subject to the RZB Group limit for each customer group. In addition, the RZB Group-wide Global Account Management System ("GAMS"), a relationship management system for RZB Group-wide customers, supports our credit risk approval process for corporate customers. Multinational corporate customers are handled centrally by a Parent Account Manager ("PAM"), while subsidiaries of those customers are served locally by Local Account Managers ("LAMs"). The PAM is normally appointed in the unit closest to the customer. The recommendations of the PAM are important and may take precedence over local authority decisions, although no Network Bank is required to extend credit to a customer unless it agrees. You can find more detail on GAMS under "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Distribution of Responsibility for Customers" below.

When determining corporate credit risk limits, we are limited by the total risk limits for each GCC. The level of decision-making power that our Management Board delegates to local loan approval authorities differs depending on their size and level of sophistication. All of our Network Banks have established local Credit Committees. Approval of a loan requires a unanimous decision by the relevant Credit Committee and must be documented in the minutes of the Credit Committee's meetings and submitted to our Corporate Risk Management department.

If a particular loan exceeds the decision-making power delegated to a local loan approval authority, then the local Network Bank's supervisory board must approve the loan. Such approval is granted upon the recommendation of our Corporate Risk Management department and in consideration of the overall limit determined by the RZB management board.

Loan Approval for SME and Private Individuals

We delegate most loan approval and administration tasks for loans to small-and micro-sized entities and to private individuals to our Network Banks and local credit units. Our Network Banks advise new and existing customers, approve credit applications within their decision-making powers and monitor existing loans to recognize potential risks at an early stage.

Our lending business within the SME segment is divided into two areas based upon the size of credit exposure. Micro-sized credit applications (up to € 100,000 of credit exposure) are analyzed by a credit scoring process according to special guidelines for micro-business lending. Small business credit applications (up to € 1.5 million of credit exposure) are evaluated using corporate-based tools for risk assessment, adapted to allow more standardized data processing and decision-making and must be approved by the local Credit Committee. If the credit exposure towards a customer exceeds € 1.5 million, the customer is treated as corporate.

Loan approvals for private individuals are based on credit scoring. Approval authorities are designated by local supervisory boards. Our retail scoring systems are based on an individual customer's ability to repay the loan and the loan product in question.

Loan Approval for Public Sector Entities

Each loan application from a public sector entity is evaluated individually by our Network Banks, taking into account a variety of factors such as the level of debt and the tax revenues of the borrower. In addition, we review the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan.

Loan Approval for Financial Institutions

The process for approving credit risk limits for financial institutions is based on the risk analysis, rating and recommendations by RZB's Country and Bank Risk Management department. Our Network Banks can approve limits up to the level authorized by RZB and subject to the approval of the respective local Credit Committee and supervisory board. Approved limits must be submitted to RZB's Country and Bank Risk Management department and, in the case of revolving limits, must be reviewed annually.

Internal Rating Systems

Our internal rating systems serve several purposes:

- to assess a customer's creditworthiness;
- to identify risks at an early stage so that we can take appropriate counter-measures;
- to categorize the risk profile of our loan portfolio; and
- to calculate standard risk costs.

Our internal rating system assigns each borrower to one of ten rating categories. We apply our internal rating system to all our corporate customers, professionals and real estate customers across our Network, except in newly-acquired businesses where we may use existing local rating systems for limited transitional periods. The rating process is entirely independent from any influence by our risk originating units. The local credit analysis specialist acts as an internal rating authority within our Network Banks. Pursuant to RZB standards, we have two major rating systems in use: one for corporate customers and one for financial institutions.

Corporate Customers

Our internal rating system for corporate customers is an "expert model," meaning that the final decision on the rating, within the given parameters, is based on the experience and assessment of our local analyst. The customer rating system is based on the following six financial ratios, which are mapped against benchmarks for various industries and accounting standards:

- interest cover;
- ordinary income margin;
- EBTDA margin;
- equity ratio;

- return on assets; and
- debt amortization period.

The quantitative rating grade serves as a basis for a structured qualitative analysis. The structured qualitative analysis allows the analyst to upgrade or downgrade the borrower's quantitative rating after consideration of non-quantitative information. The final customer rating is based on the quantitative rating plus any changes resulting from the qualitative analysis.

The rating process assesses the borrower's repayment ability and converts it into an expected default probability. Upon completion of the assessment process, a rating ranging from 0.5 to 5.0 is assigned to the customer. The following table shows our ten internal rating categories for corporate borrowers and the volume of loans to corporate customers for each of our internal rating categories as of December 31, 2002, 2003 and 2004:

		Credit Exposure As of December 31,					
		2002 (1)		2003		2004	
Internal Rating Category		unaudited, in € millions	in %	unaudited, in € millions	in %	unaudited, in € millions	in %
0.5	Minimal Risk			121	0.7	15	0.1
1.0	Excellent credit standing	2,090	15.6	664	4.1	1,080	4.9
1.5	Very good credit standing			353	2.2	1,467	6.7
2.0	Good credit standing	2,368	17.6	2,216	13.6	1,996	9.1
2.5	Average credit standing			1,068	6.6	2,020	9.2
3.0	Mediocre credit standing	4,852	36.1	3,589	22.1	3,360	15.4
3.5	Weak credit standing			1,352	8.3	2,360	10.8
4.0	Very weak credit standing	1,563	11.6	2,628	16.2	3,162	14.5
4.5	Doubtful and/or partial write-offs			332	2.0	740	3.4
5.0	Loss/bankruptcy or similar proceedings	544	4.0	158	1.0	180	0.8
	Unrated (2)	2,022	15.0	3,787	23.3	5,484	25.1
Total credit exposure		**13,439**	**100.0**	**16,270**	**100.0**	**21.866**	**100.0**

(1) Numbers for 2002 are based on an earlier rating system, which used different ratios and distinguished among only five different risk grades.

(2) The 2002 and 2003 numbers for the "unrated" category include credit exposures which were re-classified as retail exposure in 2004.

Financial Institutions

Our rating of financial institutions is based on two basic principles:

- quantitative rating by peer group comparison; and
- capping by the rating of the sovereign (country ceiling).

The following table shows our ten internal rating categories for financial institutions:

Internal Rating Scale	Corresponding Moody's Rating	Description
A1	(Aaa)	Without any identifiable risk—capacity to repay is exceptional
A2	(Aa)	Without identifiable risk—capacity to repay is very strong
A3	(A1, A2)	Without identifiable risk—capacity to repay is strong
B1	(A3, Baa1)	Must be kept under observation—capacity to repay is good
B2	(Baa2, Baa3)	Must be kept under observation—capacity to repay is satisfactory
B3		Must be kept under observation—capacity to repay is adequate
B4		Must be kept under observation—capacity to repay is questionable
B5		High risk—ability to repay is highly questionable
C		Very high risk—repayment rather unlikely
D		Insolvency, in default

Our internal rating takes different sources of internal and external information into account. This rating methodology results in a risk classification rating for financial institutions which is capped by the country ceiling, i.e. the rating of a financial institution may not exceed the rating of the sovereign debt in its home country. The risk classification rating is based on the following components:

- qualitative score;
- quantitative score;
- quantitative risk score; and
- quality of information.

There are two exceptions to this methodology: (i) ratings for investment grade rated financial institutions are based on a conversion from the rating agency Moody's rating as shown in the table above and (ii) in some cases, the rating of a subsidiary can be derived from the rating of the parent company.

The following table shows the volume of loans to financial institutions outstanding for each rating category as of December 31, 2003 and 2004:

	Credit Exposure As of December 31,			
	2003		2004	
Internal Rating Category	**unaudited, in € millions**	**in %**	**unaudited, in € millions**	**in %**
A1	138	4.2	255	6.3
A2	614	18.6	967	24.0
A3	1,715	52.1	1,395	34.6
B1	183	5.6	338	8.4
B2	183	5.6	284	7.0
B3	28	0.8	115	2.8
B4	31	0.9	46	1.1
B5	39	1.2	51	1.3
C	0	0.0	0	0.0
D	0	0.0	2	0.0
Not rated	364	11.0	576	14.3
Total credit exposure	**3,294**	**100.0**	**4,028**	**100.0**

Credit Monitoring

Total credit exposures to individual customers and GCCs are monitored daily by our Network Banks to calculate the applicable threshold for credit approval and to ensure compliance with credit limits and regulatory restrictions on credit exposures. Each month, RZB must report large exposures exceeding 10% of the RZB Group's Tier 1 and Tier 2 capital to the Austrian National Bank. This regulatory requirement and the need for proper risk management at the RZB Group level requires that we report exposures above certain thresholds for each individual borrower or GCC to RZB.

We continually update and refine our credit monitoring in an effort to improve the speed of decision-making and the quality of information available for identifying and assessing potential risks. Our internal and external auditors regularly review our credit business. In addition, we regularly monitor compliance with credit procedures and suggest measures to further improve the quality of credit analysis and monitoring.

Credit exposures that fall into the small and micro-business category or the private individuals lending category are subject to a standardized review. Local risk managers and credit offices monitor unusual account activity and other factors indicating potential changes in creditworthiness. As part of the regular update of our rating analysis, we review our credit exposures to corporate customers and small business entities/SME at least once a year, as well as each time a new credit application is filed by a particular customer.

Formal monitoring is done through regular credit reviews. The frequency of such reviews is based on the rating of the borrower and the level of collateralization. The credit review process represents a new evaluation of

the credit standing of the customer, which focuses on recent developments (both positive and negative) of the customer and its ability to meet its obligations. If the customer's risk profile has deteriorated, a range of corrective measures may be considered and implemented. The customer's rating may be increased or decreased based on the credit review.

The credit review process also involves the reassessment of any collateral relating to the credit risk limit under review. Risk mitigation by collateralization and structuring are common to our credit policies. Our collateral evaluation process is based on a risk manager's appraisal of the market value of the collateral, according to our standardized guidelines for collateral evaluation. After calculating the market value of the collateral, we factor in certain discounts reflecting risks related to collateral realization to ensure that our final calculation accurately reflects expected recovery rates.

Problem Loan Procedure

If we determine after a credit review that a customer's rating has deteriorated or, if we have any other indication that the customer's creditworthiness has been adversely affected, the customer is placed on our internal credit watch list. Customers may also be placed on the watch list for other reasons, such as problems affecting an entire industry.

A customer or loan exposure placed on the watch list is subject to detailed review and constant monitoring from that time forward to enable us to develop a strategy for dealing with the exposure. Customers and loan exposures on the watch list are also subject to expanded reporting requirements and are handled by specialized senior credit officers in our units.

Warning signs that a customer's credit rating has deteriorated can include the extensive use of overdraft facilities, late payments on a loan or, in the case of commercial customers, the fact that the borrower covers operating losses with extraordinary income. If there are signs that the credit exposure may result in a partial or total loss or if a payment is past due, work-out specialists in our subsidiaries assume full responsibility for managing the exposure.

If an exposure has deteriorated to a point were recovery options need to be considered, e.g. in an insolvency or settlement proceeding, attempts will be made to recover the amounts outstanding on the loan by liquidating collateral or by pursuing other forms of legal recourse.

Cash-covered or sovereign guarantee exposures are exempt from problem loan procedures.

Loan Loss Provisions

Provisioning decisions are made in accordance with an internal approval system. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances".

Standardized loan loss provisions exist for problem loans to private individuals and micro-businesses/SMEs. A loan loss provision will be made if, in the reasonable opinion of the person authorized to make credit determinations, a partial or full loss on the loan is expected. Provisions are made, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments, particularly under an agreed-upon restructuring plan, or when insolvency proceedings have been initiated with respect to the customer. The amounts of our loan loss provisions for problem loans are determined on a case-by-case basis after an analysis of the overall risk of loss, taking into account all circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan.

Provisions are generally reversed when the economic conditions leading to the provisions no longer exist.

The following table presents our provisions for losses on loans and advances as of December 31, 2002, 2003 and 2004:

	As of December 31,		
	2002	2003	2004
		in € millions	
Additions			
Provisions for losses on loans and advances	275,093	281,631	228,145
Provisions for losses on guarantees and indemnities	15,501	24,887	23,864
Total additions	290,594	306,518	252,009
Of which			
Counterparty risk	290,594	306,126	251,784
Country risk	0	0	0
Latent risk	0	392	225
Releases			
Provisions for losses on loans and advances	215,041	186,940	85,184
Provisions for losses on guarantees and indemnities	18,525	28,295	12,323
Total reversals	233,566	215,235	97,507
Of which			
Counterparty risk	233,458	213,248	95,525
Country risk	0	0	0
Latent risk	108	1,987	1,982
Recoveries			
Recoveries from write-offs for loans and advances	7,514	3,684	16,905
Net additions to allowances for losses on loans and advances	49,514	87,599	137,597

Interest Accruals and Write-Offs

We categorize loans as doubtful if we determine that there is a danger of loss, a loan loss provision has been established or a write-off has been recorded. We place doubtful loans on a non-accrual basis when we conclude that the customer will no longer be able to meet its scheduled payment obligations. The relevant officers at our Network Banks decide for all problem loans the point at which interest should no longer be accrued as income. We cease to accrue interest if there is a high probability that such interest will not be paid and record such interest as income only as it is actually paid. If we determine that interest previously treated as accrued interest will not be paid, appropriate provisions are made and the accrual is eventually written-off when it becomes due and is not paid.

After completion of any recovery proceedings, any uncovered amount of the exposure will be written-off. In rare cases (e.g. the death of the borrower), a loan can be written-off without prior loan loss provisions. A transfer to doubtful accounts will be made only if restructuring measures have partly or completely failed, but it nonetheless appears possible that we might recover outstandings from the borrower within the next few years.

The following table shows the volume of loans placed on non-accrual status as of December 31, 2002, 2003 and 2004:

	As of December 31,		
	2002	2003	2004
		in € millions	
By Balance Sheet positions			
Loans and advances to banks	0	0	0
Loans and advances to customers	262	382	378
Total	**262**	**382**	**378**
Total lending volume	10,959	15,227	21,021
As a percentage of lending volume	2.4%	2.5%	1.8%
By Region			
CE	215	331	306
SEE	44	41	63
CIS	3	11	9
Total	**262**	**382**	**378**

Counterparty Credit Risk

The following table shows our total credit exposure as of December 31, 2004, broken down by industry sectors and geographic segments:

	As of December 31, 2004							
	CE		SEE		CIS		Total	
	in € millions	in %	in € millions	in %	in € millions	in %	in € millions	in %
Manufacturing	3,153	22.0	1,143	14.4	1,250	36.3	5,546	21.6
Retailing and wholesaling	2,421	16.9	1,363	17.2	624	18.1	4,408	17.2
Transport, Storage and Communication	619	4.3	251	3.2	277	8.0	1,147	4.5
Financial Intermediation	1,174	8.2	308	3.9	46	1.3	1,528	5.9
Real estate	1,580	11.0	209	2.6	177	5.1	1,966	7.7
Public administration, social insurance	1,988	13.9	1,997	25.2	286	8.3	4,271	16.6
Private households	1,612	11.3	2,066	26.1	387	11.2	4,065	15.8
Other	1,767	12.3	588	7.4	395	11.5	2,750	10.7
Total	**14,315**	**100.0**	**7,926**	**100.0**	**3,442**	**100.0**	**25,683**	**100.0**

Country Risk

Country risk is defined as "the transfer and conversion risk that arises from cross-border transactions." Country risk also encompasses sovereign risk, the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

In calculating and managing country risk, our Group uses the same methodology, definitions and procedures applied throughout the RZB Group. We measure country risk based on our internal country ratings, which are broken into two components: (i) quantitative analysis of economic risk and (ii) qualitative examination of political and socio-economic trends. In addition to the default probability and the loss quota, our calculation of country risk incorporates the structure of the particular transaction.

Management of country risk is based on a centralized process at RZB. RZB's Country and Bank Risk Management makes the final determination of country risk, but all country limits are coordinated at the RZB Group level and approved by RZB's management board. Since the business of our Network Banks is primarily domestic in nature (i.e. focused on the country that each Network Bank is located in), country risk plays a small role in our Group.

Market Risk

Market risk refers to fluctuations in interest rates, exchange rates, share prices and commodity prices. Market risk derives from trading in treasury and investment market products for which prices are fixed daily, as well as from our more traditional banking business, such as loans.

Our market risk management encompasses the recognition, measurement, monitoring and management of market risk that results from our banking business on a group basis. We encounter market risk in both our trading and our non-trading activities (including interest rate positions, balance sheet structures and hedging positions).

Our market risk management follows the same approach as RZB, because we are treated as part of RZB Group for purposes of determining RZB Group's overall exposure to market risk for Austrian bank regulatory purposes. Guidelines and procedures for managing market risk are set out in the Treasury Rule Book, which is applicable to all operations within our Group that take market risk. RZB's board member responsible for Global Treasury and Capital Markets approves market risk limits for each Network Bank based on the overall Value-at-Risk limit set by RZB's managing board and the risk-taking capacity of the respective Network Bank. Value-at-Risk limits are apportioned to different books and markets on the basis of coordinated proposals by the relevant trading and local risk management units, as well as the Treasury Coordination and Risk Management departments of RZB.

Individual market risk limits are determined based on the risk-taking capacity of each individual Network Bank and based on the risk/return ratio of the respective portfolio. Market risk limits apply based on volume and position, as well as on sensitivity measures and stop loss strategies, depending on the type of products approved. These limits are subject to approval by RZB's board member responsible for Global Treasury and Capital Markets, and may be changed during the course of a year in response to various factors, including stress test

results or market fluctuations, or if a Network Bank wishes to expand its trading activities. At each level of our market risk management, we attempt to satisfy the need for certain trading desks to have higher limits by shifting limits from one desk to another, rather than increasing the total limit for the relevant Network Bank. A detailed procedure must be followed before a new product is approved. During the approval process, local risk management is consulted concerning valuation and risk assessment.

Austrian banking regulations allow banks to calculate capital requirements for market risk using internal models, if the models fulfill certain qualitative and quantitative criteria to comply with the Basel Accord and the EU Capital Adequacy Directive. These criteria include independent risk management, on-site examinations by regulatory officials, regular stress tests and the application of standardized risk parameters. We use the Value-at-Risk model for internal purposes only. Capital requirements for our trading book are calculated according to the standardized model.

Value-at-Risk ("VaR") Analysis

Our Group-wide method for measuring market risk is based on a VaR approach. VaR is calculated using statistically expected changes in market parameters for a given holding period at a specified level of probability. Our self-developed internal model, which has been implemented on a Group-wide basis, takes into account relevant market risk-takers and units. Minor positions arise in some smaller subsidiaries that have no active trading and in newly acquired units for a limited period of time. These minor positions are not included in our internal model.

Our internal model is based on a variance/co-variance approach and uses a 99% confidence level. The model assumes a 10-day holding period for purposes of internal risk management. We adjust our VaR model on an ongoing basis in response to developments in the financial markets and to changes in our risk management needs.

Risk parameters based on our VaR methodology are calculated by RZB Risk Management. RZB calculates market risk weekly, based on limit utilization reports and profit/loss figures from our local risk management departments. These weekly reports give a clear picture of the relationship between risks calculated on a VaR basis and the related returns. We use this information as part of our annual budgeting process as it provides our management with an overview of the risk/return profiles of the individual trading desks.

The reliability and accuracy of our internal VaR model is monitored by regular back-testing that compares the VaR amounts originally calculated for a period with the profits and losses actually generated during that period. Our VaR calculations are complimented by various stress tests to identify the potential impact of extreme market scenarios on the value of our trading portfolios. These stress scenarios simulate both, exceptional movements in prices or rates and dramatic deteriorations in market correlations.

Market Risk Associated with Our Trading Book

Market risk resulting from our trading positions is limited compared to our overall market risk position. Our largest market risk exposures relate to currency risk in connection with the local currency denominated capital of our Network Banks. Price risk does not play an important role in our trading books.

The following table presents risk figures (99% VaR, 10-day) for market risk in our trading books, by risk type:

2003	VaR as of December 31, 2003	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	6,421	2,389	153	6,421
Currency risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

2004	VaR as of December 31, 2004	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	1,699	2,130	1,458	2,592
Currency risk	19,091	19,636	17,023	20,007
Price risk	76	690	76	1,473

The overall VaR as a result of market risk associated with our trading books fluctuated between € 18.5 million and € 24 million in 2004. Changing positions, market volatilities and correlations are reasons for a permanently changing risk profile. Limit utilization stayed within approved limits over the entire period.

Currency Risk

Apart from our exposure to foreign currencies that relates to the banking and trading activities in our Network Banks and that is managed by our local treasury departments, we are also exposed to foreign currency fluctuations on the Group level because most of our Network Banks use local CEE currencies as their reporting currencies. This exposure is included in our trading book.

In order to minimize the effects of exchange rate fluctuations of the local currencies in the CEE and of the U.S. dollar against the euro, we actively monitor these developments and partially hedge our exposure to these fluctuations by entering into currency hedging arrangements. Any decisions to enter into such arrangements are made centrally by our Management Board. The purpose of these hedging transactions is to reduce the currency effects on our consolidated capital position based on the non-euro denominated capital invested in the various CEE countries in which we operate. Depending on various factors such as the liquidity of local currency markets, the availability of relevant expertise at the relevant Network Bank, the nature of individual hedging instruments or the size of a particular transaction, hedging transactions are entered into either centrally by RI or locally by our Network Bank in the relevant market.

Asset/Liability Management

We utilize a matched fund transfer pricing system that distinguishes between the margins earned by our customer business and the profits from taking certain interest rate positions. The system is based on current market rates and is the basis for calculating the profitability of our profit centers and products, as well as our overall interest rate risk position.

We have experienced strong asset growth, at the same time that our deposit base has been a relatively stable and reliable source of funding. Within our fund transfer pricing system, we forecast the average expected maturities for our deposits as well as for our variable interest rate loans to customers. Structural mismatches are reflected in the interest rate position of our Group and the result of the maturity transformation is reflected in our net interest income.

We use the VaR method to measure market risk in our banking book in the same manner that we use it to calculate VaR in our trading book. Because of the increasing significance and complexity of our customer business, we supplement the VaR calculation with a regular analysis of net interest income at the local level. This analysis is based on simulations and scenarios that provide indications of net interest income volatility. These calculations take various factors into account, including business volume as of the reporting date, assumptions regarding new business, sensitivity of the demand for loans and deposits to changes in interest rates and general developments affecting margins in major market segments. The calculations enable us to identify risks in our regional customer business at an early stage. In addition to this dual view of the value and earning aspects of our banking book, we constantly focus on our data quality.

The following tables show the interest maturity gap arising from our non-trading activities as of December 31, 2003 and 2004. The interest maturity gap is calculated as the difference between assets and liabilities that mature or reprice during a specified period. A positive interest maturity gap indicates that an increase in interest rates will reduce interest income over the specified period, while a negative interest maturity gap indicates that an increase in interest rates will increase net interest income.

Interest Maturity Gap As of December 31, 2003	**More than 6 to 12 Months**	**More than 1 to 2 Years**	**More than 2 to 5 Years**	**More than 5 Years**
		in € thousands		
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

Interest Maturity Gap As of December 31, 2004	**More than 6 to 12 Months**	**More than 1 to 2 Years**	**More than 2 to 5 Years**	**More than 5 Years**
		in € thousands		
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Other	(100,250)	4,663	143,557	(61,031)

The following tables show the hypothetical change in the present value of our banking book activities as of December 31, 2003 and 2004 as a result of a parallel increase in interest rates of one basis-point:

Change in Present Value As of December 31, 2003	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
		in € thousands		
EUR	0.8	8.9	(7.5)	6.0
USD	2.6	(1.8)	(3.7)	(1.3)
Other	14.9	30.5	(56.7)	(53.3)

Change in Present Value As of December 31, 2004	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
		in € thousands		
EUR	0.6	0.0	(20.6)	3.5
USD	(5.6)	(6.5)	(9.3)	(13.5)
Other	11.3	(4.1)	(45.5)	34.4

Liquidity Risk

We manage our liquidity risk in a way to ensure that sufficient liquidity is available to meet our commitments to customers, both in the demand for loans and the repayments of deposits, and to satisfy our own cash flow needs.

We attempt to avoid concentrations of our funding facilities, to observe our current liquidity situation, to identify new issues and to determine the pricing of our assets and credit business. We also have a liquidity policy in place that specifies our liquidity limits and includes liquidity contingency plans. These contingency plans describe the responsibilities and procedures to be taken if there is a liquidity crisis at a Network Bank. These measures include obtaining additional funding and using committed credit lines, as well as communicating with central bank authorities.

In addition to medium- and long-term limits based on minimum liquidity ratios, we must comply with overnight liquidity limits and regulatory requirements in the various countries in which we operate. Liquidity limits, including limits for each Network Bank, must be approved by RZB's board member responsible for Global Treasury and Capital Markets. Our reports include assumptions on a going-concern principle, such as the "stickiness" of deposits. We report our liquidity situation to RZB on a weekly basis.

We have a stable and diversified funding base of customer deposits, our own issues of medium- and long-term debt securities and short-term borrowing in the international markets. See also "Risk Factors—We rely on a relatively small number of large creditors and depositors for funding and liquidity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Shareholders Equity, Subordinated Capital and Other Sources of Liquidity".

Operational Risk

We define "operational risk" in accordance with the Basel II Capital Accord, as the risk of loss resulting from the inadequacy or failure of internal procedures, personnel and systems, or from external events. This definition includes legal risk, but excludes strategic and reputational risk. This definition of "operational risk" includes events such as losses from fraud, computer system failures, settlement errors and model errors or natural disasters. To classify this broad risk type, we use categories similar to those of Basel II, which provide a basis for loss data collection and risk control. We intend to achieve the Standardised Approach required by Basel II relating to the calculation of regulatory capital required to cover operational risk.

Framework and Monitoring Systems

An effective monitoring process is essential to adequately managing operational risk. Regular monitoring activities help to quickly detect and correct deficiencies in the policies, processes and procedures for managing operational risk, and may substantially reduce the potential frequency and/or severity of a loss event.

In 2004, we began to collect loss data, to assess operational risks and, in close cooperation with RZB, to map our business activities to the business lines defined by Basel II. In 2005, we started to develop and implement risk indicators. Generally, our goal is to use the intranet system that RZB is developing as a central communication platform for obtaining sector-specific loss data and risk scores and for providing consistent information to senior management. We expect that this system will help us to comply efficiently with the requirement that we involve all decision-makers and divisions in the risk management process. In addition, the system will regularly provide RZB with data on operational risk to allow for a RZB Group-wide risk analysis.

We are focused on the implementation of a process to regularly monitor our operational risk profile and material exposures to operational losses. Our requirement of regular reporting information to senior management and to the Supervisory Board also supports the proactive management of operational risk, which the Basel II Committee has required in its Sound Practices paper.

Operational Risk Management Strategies

In analyzing and managing the operation of our Network Banks, we focus on the development of the following tools which can be used to identify and assess operational risks:

- collection of loss data;
- assessment of the risks in our operations and activities against a variety of potential operational vulnerabilities;
- increasing the use of risk indicators, statistics and metrics, in order to provide insight into our risk position; and
- enhanced risk calculation.

The establishment of an adequate organizational structure is central to the successful implementation of methods and tools for the management of operational risks. We have appointed operational risk managers in all of our business units and subsidiaries who are responsible for supporting loss data collection efforts, providing user training, performing and facilitating risk assessments, maintaining quality control and delivering feedback for improvements of risk controls and key risk indicators. Local risk managers are also responsible for suggesting measures to reduce, prevent or take out insurance against operational risks. In addition, the central Risk Management department of RZB determines operational risk management methods, measures and analyzes operational risks, develops and updates a rule book governing operational risk management and monitors developments in the Basel II process. It works in close cooperation with other central units including our internal audit, compliance and legal departments.

We have legal departments within each of our Network Banks focusing on legal issues regarding individual contracts and changes in current law and the judicial system.

We seek to minimize the operational risk associated with our communication, information and settlement processes through a number of measures concerning data security, confidentiality and integrity of stored data and access-authorization systems, as well as through staff training programs. In addition, we have developed back-up systems and emergency plans.

Settlement Risk

Settlement risk arises whenever the exchange of cash, securities or other assets is not simultaneous. It occurs when delivery of such assets has occurred but payment has not yet been made. Settlement risk can be seen as a type of credit risk but has a strong impact on liquidity risk and operational risk as well. Our trading activities may give rise to such risk at the time of settlement of those trades. We establish settlement limits for each counterparty in order to mitigate settlement risk and to avoid concentrations on a certain payment date. We monitor these settlement limits, as well as the cash payments that we receive, and compare them to the expected payments from trading activities on a timely basis in each of our subsidiaries.

For securities transactions, we mitigate settlement risk by closing transactions through a clearing agent that effectively acts as a stakeholder for both parties, settling the trade only when each party has fulfilled its obligations under the transaction. Such settlement is commonly termed delivery-versus-payment settlement.

The following chapter contains selected information on certain aspects of banking regulations in the countries we are operating in. The information in this chapter is intended to provide a brief overview of banking regulations to which we are subject and is not intended to provide a comprehensive or complete description of banking regulation and supervision in the CEE.

Introduction

The objective of banking regulation and supervision is to ensure that banks operate in a prudent manner and that they hold capital and reserves sufficient to support the risks arising in their business.

Though RI does not conduct banking operations itself, it holds participations in a number of banks and is part of the RZB Group. RI directly is subject to Austrian banking regulations only in a limited way. Our parent RZB is required to ensure that the activities of RZB Group and, therefore, of our Group comply with the Austrian banking regulation and supervision system. In the countries in which we operate, our Network Banks are supervised and regulated by the respective local central banks and regulatory authorities. As a result, we are subject to reporting requirements and controls in each of the jurisdictions in which we operate, in particular with respect to capital adequacy, loan loss reserves, asset concentrations, liquidity, deposit insurance, risk management, auditing and internal control. In addition, the banking regulation and supervision laws of most of the countries where we operate impose certain limitations on the activities of credit institutions. Such restrictions are mainly related to proposals to transfer significant ownership or controlling interests to other parties, to major acquisitions, investments or other financial flows and to the establishment of a local bank or branch office by a foreign bank, a subsidiary of a foreign bank group or a non-banking financial institution (subject to a supervisory authority), and to the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries.

Banking Regulation and Supervision in the European Union

RZB Group operates in Austria and, through our Network Banks, in five other EU member countries: Slovakia, the Czech Republic, Slovenia, Poland and Hungary. Furthermore, many of the countries where we have established our Network Banks are candidates to join the EU. The following subchapters give a brief overview of the banking regulation and supervision system in the EU, in particular of those authorities and rules that influence the regulatory and supervisory regime in countries in which we operate.

In 1993, the single European market in banking was established when the Second Banking Directive entered into force. This directive established the principle of the single licence allowing banks and other credit institutions to set up branches and to offer services throughout the EU. It contains a list of banking services that can be provided in all the EU member countries on the basis of such a licence. In addition to the requirements already set forth in the First Banking Directive of 1977, the Second Banking Directive requires banks to have a minimum level of capital, and lays down prudential rules covering, for example, qualifying holdings, sound administrative and accounting procedure, and adequate internal controls.

The three pillars of the single banking market are: (i) essential harmonization in all EU member countries of the laws and practices governing access to banking activity, the capital required to cover both credit and market risks, the limitation of large exposures to a single borrower or a single group of associated borrowers and the form, content and valuation rules for annual and consolidated accounts published by banks; (ii) home-country control, reinforced through cooperation between national supervisory authorities as well as supervision of the subsidiaries of credit institutions on a consolidated basis; and (iii) mutual recognition by the national supervisory authorities of the rules and regulations in the countries of origin of the banks operating on their territory.

The granting of licences for subsidiaries of banks with registered offices outside the EU is, in principle, governed by the same rules, subject to the international agreements entered into by the EU. However, EU member countries may be required to suspend authorization for those subsidiaries where the third countries in question do not grant national treatment or effective market access to EU banks wishing to establish themselves on their territory. Once authorized, a subsidiary of a bank with its registered office in a third country will enjoy the same rights within the EU as have been granted to EU banks.

To ensure that all banks in the EU can compete on an equal footing and to prevent registered offices being transferred to countries where supervision is less strict, measures supplementing the Second Banking Directive have been adopted concerning the following:

- the preparation and publication of annual and consolidated accounts;
- the harmonization of the concept of "own funds";
- the definition of a solvency ratio;
- the monitoring of market risks incurred by credit institutions;
- the prevention of money laundering;
- the supervision of credit institutions on a consolidated basis;
- the limitation of large exposures incurred by credit institutions; and
- deposit-guarantee schemes.

All but three of these measures have been implemented since January 1, 1993: the Directive on Large Exposures came into force on January 1, 1994; the Directive on Deposit-Guarantee Schemes came into force on July 1, 1995; and the Directive on the Supervision of Market Risks came into force on January 1, 1996. Directive 2000/12/EC consolidates most of the Directives concerning the starting and running of the business of credit institutions by consolidating the former Directives in a single document.

Money laundering is regulated in Directive 91/308/EEC as amended Directive by 2001/97/EC. Member states must ensure that money laundering is prohibited and that credit and financial institutions require identification of their customers by means of supporting evidence unless the customer is also a credit or financial institution. The rules are based on recommendations of the Financial Action Task Force (FATF) and take over the definition of money laundering given in the 1988 United Nations Convention against illicit traffic in drugs.

The powers of the supervisory authorities of the EU member countries have been strengthened following the adoption of Directive 95/26/EC amending Directive 77/780/EEC (repealed by Directive 2000/12/EC). Directive 89/646/EEC on credit institutions also contains horizontal provisions affecting the directives relating to other financial institutions. A proposal for a directive on the partial harmonization and mutual recognition of the reorganization and winding-up of credit institutions is under consideration.

In the field of cross-border payments, the Commission has adopted four recommendations. One concerns the transparency of the banks' terms and conditions for carrying out cross-border financial transactions and is intended to make payment systems faster, less expensive and more reliable. Two others relate to a European code of practice for electronic payments and relations between card holders and card issuers. These latter recommendations were supplemented in 1997 by a recommendation related to transactions by electronic payment instruments, and in particular the relationship between issuer and holder.

European System of Central Banks

The European System of Central Banks ("ESCB") is composed of the European Central Bank ("ECB") and the national central banks ("NCBs") of all 25 EU member states.

The "euro system" is the term used to refer to the ECB and the NCBs of the EU member countries which have adopted the euro (also commonly referred to as eurozone). In accordance with the Treaty establishing the European Community and the Statute of the European System of Central Banks and of the European Central Bank, the primary objective of the euro system is to maintain price stability, i.e. to control inflation.

The basic tasks to be carried out by the euro system are to define and implement the monetary policy of the euro area, to contribute to the smooth implementation of policies pursued by the competent authorities relating to the prudential supervision of credit institutions and the stability of the financial systems, to conduct foreign exchange operations and to hold and manage the official foreign reserves of the members countries.

The NCBs as members of the European System of Central Banks, assist the ECB and are responsible for the implementation and execution of the directives and regulations of the ECB.

The Standards Introduced by the Basel Committee

The Committee on Banking Supervision (the "Basel Committee") provides a forum for regular cooperation between its member countries on matters relating to banking supervisory. Its wider objective is to improve supervisory understanding and the quality of banking supervision worldwide. The Basel Committee does not possess any formal supranational supervisory authority. It recommends statements of best practice in the expectation that individual authorities will take steps to implement them through detailed arrangements which are best suited to their own national systems.

Following extensive consultation, a capital measurement system commonly referred to as the Basel Capital Accord ("Basel I") was approved and released to banks in July 1988. This system provided for the implementation of the framework of a minimum capital standard, introducing a minimum target ratio of a bank's capital to risk-weighted assets of 8%.

The current EU legislation on capital adequacy (the "Capital Adequacy Directives", "CAD 1" and "CAD 2") is based on the Basel I accord. The primary purpose of the Capital Adequacy Directives is to define a minimum ratio of a bank's capital to its risk-weighted assets. For purposes of calculating this ratio, the Capital Adequacy Directives define three measures of a bank's capital: "Tier 1" or core capital, "Tier 2" or subordinated capital and "Tier 3" or short-term subordinated capital. Tier 1 capital consists of (i) paid-in capital, (ii) disclosed reserves and (iii) funds for general bank risks, less losses and intangible assets. Tier 2 capital generally consists of (i) undisclosed reserves, (ii) asset revaluation reserves, (iii) general provisions, (iv) hybrid debt or equity instruments and (v) subordinated debt. Tier 3 capital consists of short-term subordinated debt.

The denominator of the capital adequacy ratio, risk-weighted assets, is calculated by multiplying the balance sheet value of each asset by a standard risk-classification multiplier reflecting the credit risk associated with particular categories of assets. Off-balance sheet items are similarly weighted according to their risk and are included in the total risk-weighted assets figure.

In 1996, an amendment to CAD 1 introduced specific additional capital requirements with respect to market risk, i.e. the risk of losses arising from changes in market prices. These capital requirements are typically transformed in equivalents of risk weighted assets.

The Capital Adequacy Directives require that banks hold own funds in excess of 8 % of the risk weighted assets including the risk weighted assets equivalents for market risks. Specific regulations limit the possible contribution of Tier 1, Tier 2 and Tier 3 capital to the own funds.

In June 2004, the Basel Committee published the International Convergence of Capital Measurement and Capital Standards, a Revised Framework ("Basel II") that aims to align more closely the riskiness of a bank's loan portfolio with the capital reserves it is required to set aside against unexpected losses. Basel II is built on three interlocking pillars ("Pillar 1", "Pillar 2", "Pillar 3"), minimum capital requirements, supervisory review and market discipline.

The minimum capital requirement according to Basel II consists of separate capital requirements relating to credit and market risk and a new specific capital requirement for operational risk. Operational risk is the risk associated with internal failure of systems or people such as fraud or with external risks such as terrorism. In addition, Basel II introduces more risk-sensitive weights in relation to credit risk. Banks are given the option of using internal ratings to determine the risk weights used for calculating risk-weighted assets, but may continue to use statutorily determined risk weights as under Basel I. Basel II is therefore not intended to either raise or lower the overall level of capital required in the banking sector. The Committee retained key elements of the 1988 capital adequacy framework, including the general requirement for banks to hold total capital equivalent to at least 8% of their risk-weighted assets and the basic structure of the 1996 Market Risk Amendment regarding the treatment of market risk. However, Basel II is intended to make the bank's capital standards more risk-sensitive.

The supervisory review process recognizes the responsibility of bank management for developing internal capital assessment processes and setting targets consistent with the bank's risk profile and control environment.

Market discipline is designed to complement the minimum capital requirements and the supervisory review process. Banks will have to satisfy a set of public disclosure requirements under Pillar 3, as a prerequisite for approval to use the advanced approaches.

In accordance with Basel II, the European Commission has presented a proposal for a new capital requirements framework for banks and investment firms. This proposal for the new Capital Adequacy Directive ("CAD 3") is meant to ensure the coherent application of Basel II throughout the EU. Adoption of the CAD 3 will need to be completed by the end of 2005 in order to ensure time for transposition into national laws and parallel implementation with Basel II in the member countries of the Basel Committee intended by December 31, 2006.

Our Network Banks operating in several EU member states will be subject to the supervisory regime imposed by CAD 3. In addition, the national supervision regimes in non-EU member states that plan to adopt Basel II will require substantial changes in order to comply with the new rules.

Banking Regulation and Supervision in Austria

We are not a bank, but a financial holding company *(Finanz-Holdinggesellschaft)* and therefore we do not hold a banking license. Financial holding companies, together with their Austrian and foreign country subsidiaries, are generally subject to banking supervision as a group of credit institutions *(Kreditinstitutsgruppe)*. RI is therefore covered by Austrian banking law as a financial holding company and is subject only to certain regulations, such as banking supervision on consolidated level, including maintenance of internal controls, and the implementation of adequate limits for banking risks with regard to our bank subsidiaries and financial institutions within our Group. As long as RZB holds a majority participation or otherwise has a controlling influence on RI, we and the Network Banks are not qualified as a separate banking group in accordance with the Austrian Banking Act, but for regulatory purposes are considered as an integral part of the RZB Group only. Our majority shareholder and parent company, RZB, however, is a fully regulated and supervised Austrian bank which belongs to the Austrian Raiffeisen co-operative bank sector. Under the Austrian Banking Act and the Financial Market Authority Act, the Financial Market Authority *(Finanzmarktaufsichtsbehörde; the "FMA")* regulates and supervises both the domestic and foreign activities of all Austrian banks and Austrian groups of banks, such as the RZB Group of which we are part of. As a result, RZB monitors our activities and imposes certain limits in various areas including, but not limited to (i) treasury and trading limits, (ii) country risk limits, (iii) large credit exposures, (iv) internal audit and (v) compliance issues.

General Overview

Austria's banking system is comprised of diverse financial institutions. Changes in overall economic conditions and the banking practice generally, and in Austrian banking law specifically, have contributed to an erosion of the original distinctions between the sectors. Today, commercial banks, savings banks and co-operative banks all engage in substantially similar businesses.

Regulation and Supervision

The Austrian banking system is regulated by a number of statutes and acts, most of which were enacted in order to implement EU Directives, including the Financial Market Supervision Act *(Finanzmarktaufsichtsgesetz)*, the Banking Act *(Bankwesengesetz)*, the Securities Supervision Act *(Wertpapieraufsichtsgesetz)*, the National Bank Act 1984 *(Nationalbankgesetz)*, the Savings Bank Act 1979 *(Sparkassengesetz)* and the Mortgage Bond Act 1927 *(Pfandbriefgesetz)*, each as amended.

Pursuant to the Foreign Exchange Act 2004, in accordance with the EC Treaty, the free movement of capital and monetary cross-border transactions shall not be subject to any restrictions, except for certain measures decided by the European Council or certain exemptions stated in the Foreign Exchange Act.

Financial Market Authority. The FMA is responsible for the supervision of banks, insurance companies, securities exchanges, investment and pension funds. The FMA is subject to supervision by the Federal Minister of Finance and is managed by a two-member management board. A supervisory board consisting of eight members approves the FMA's budget, financial statements, top employees and other important matters. Under the Austrian Banking Act, the FMA is responsible for the regulation and supervision of Austrian banks and of the branches of foreign banks in Austria and is assisted in this respect by the Austrian National Bank.

The FMA has several powers to regulate and supervise the Austrian banking system, including the power to require the delivery of certain reports, to inspect banks, to require audits and to appoint certain officers and advisers to assist in the discharge of regulatory and supervisory duties. The FMA may use its own auditors or the Austrian National Bank may be required by the FMA to perform an audit of an Austrian bank, including its branches and its representative offices, even outside Austria, or of a foreign bank operating in Austria. Any bank

(Austrian or non-Austrian) operating in Austria, which is subject to regulation and supervision by the FMA, and which is found not to be in compliance with Austrian legal requirements, may be subject to an order by the FMA if there is reason to doubt the bank's ability to fulfill its obligations to customers. Through such an order, which may be effective for up to 18 months, the FMA may (i) prohibit withdrawals of capital or profits from the bank (in whole or in part), (ii) appoint a government commissioner authorized to prohibit all business which could be prejudicial to the safety of the interests of customers of the bank, (iii) prohibit further management of the bank by such bank's existing management board or (iv) prohibit (in whole or in part) further business of the bank.

State Commissioners. The Austrian Banking Act requires the Federal Minister of Finance to appoint a State Commissioner and a Deputy State Commissioner for each Austrian bank to assist in the supervision of banks which have more than € 375 million in total assets. The role of the State Commissioner is to ensure that at shareholders' and supervisory board meetings these banks do not make decisions which, in his view, violate federal laws, regulations or decisions (*Bescheide*). Due to its status as a non-bank, RI does not have a state commissioner.

Austrian National Bank. The Austrian National Bank is the central bank of Austria. As a member of the European System of Central Banks, it assists the ECB. In addition to its functions as the central bank and as an institution within the European System of Central Banks, the Austrian National Bank reviews reports filed by banks and makes recommendations to the Ministry of Finance and the FMA. The Austrian National Bank continuously evaluates the status of Austrian banks as part of the banking supervision regime provided for in the Banking Act.

Minimum Reserves. As of January 1, 1999, all banks incorporated in a state which is participating in the third stage of the European Economic and Monetary Union ("EMU") are obliged to maintain minimum reserves for liabilities in all currencies of EMU participating member states. These minimum reserve requirements apply to the following liabilities: (i) deposits, (ii) debt securities issued, and (iii) money market paper. Certain exemptions exist. Required reserve ratios are generally 2%, except for deposits with agreed maturity over two years, deposits redeemable at notice over two years, repos and debt securities issued with maturity over two years. For these deposits, a reserve ratio of 0% applies. If a bank does not meet the minimum reserve requirements, fines or interest penalties have to be paid.

Austrian Banking Regulation

As RI is not a bank, but a financial holding company, the Austrian Banking Act of 1993, as amended (the "Austrian Banking Act"), applies to us in only a limited way. However, our parent company RZB as a bank, as well as RZB Group as a group of banks, are fully governed by the Austrian Banking Act. As part of RZB Group, we are subject to rules relating to the following: the accounting for assets and liability items as well as positions of the profit and loss account, off-balance sheet transactions, special off-balance sheet financial transactions, own funds, large exposures including major loans, qualifying participations, the annual financial statement including notes on the accounts and annual report, register of large exposures and comparable facilities abroad, foreign exchange positions, and positions that are included in the consolidation of capital, liquidity, interest rate, securities risk. The rules on these items directly apply only to the RZB Group, however, for comparison purposes, certain ratios and figures are also calculated as if we were a group of banks under Austrian law. As we are part of the RZB Group, all our results and financial calculations are reflected in RZB's ratios and reports which are described below.

The Austrian Banking Act sets forth, inter alia, the following requirements for banks and, in particular, group of banks falling in its scope:

Regular Reports. Austrian banks and banks operating in Austria are required to file certain reports with the FMA, including regular monthly and quarterly reports. In addition, reports on hidden reserves and credit in excess of certain amounts, if in existence, must also be filed. The form of all reports is established by the implementing ordinance. All reports are provided to the Austrian National Bank, which reviews them and provides to the FMA an opinion as to whether the regulations on solvency, Qualifying Capital (as defined below), liquidity, open foreign currency positions, large exposures and participations have been observed. The reporting requirement is not directly applicable to us, but to our parent company RZB.

Capital Adequacy. The Austrian risk-based capital adequacy rules are based on EU law. Each bank must maintain a ratio (the "Solvency Ratio") of at least 8% of the assessment basis. The Solvency Ratio is the ratio of Qualifying Capital to risk-adjusted assets and certain off balance sheet items. The descriptions of certain selected

aspects of local banking regulations of our Network Banks and the countries we are operating in will include a description of this requirement for each respective jurisdiction.

The Austrian Banking Act defines "Qualifying Capital" as consisting principally of (i) paid-in capital, (ii) disclosed reserves, (iii) funds for general bank risks, (iv) supplementary capital, (v) hidden reserves, (vi) participation capital, (vii) subordinated capital, (viii) revaluation reserves, (ix) the commitments of members of co-operative banks to make additional contributions quantified in relation to their shareholdings, (x) short-term subordinated capital and (xi) hybrid capital, for the purpose of supervision on a consolidated basis only. In computing Qualifying Capital, certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from Qualifying Capital.

Liquidity. Banks must prepare the annual financial statements and a liquidity and cash flow position plan. The liquidity plan must set forth an agenda enabling the bank to react to possible disparities between incoming and outgoing payments and to changes in market conditions. The terms of claims and obligations of each bank must be structured to provide for changing interest rates and maturity trends. In addition to these general regulations, banks are required to retain minimum liquid resources and to submit a detailed calculation plan for the foregoing.

Large Exposures. Assets and off-balance sheet items with regard to a single client or group of related clients exceeding 10% of a bank's Qualifying Capital constitute a "large exposure" within the meaning of the Austrian Banking Act. A large exposure can only be maintained with the prior consent of the supervisory board of the bank; however, no single large exposure may exceed 25% of the Qualifying Capital of a bank on a risk-weighted basis. Moreover, no large exposure may exceed 20% on a risk-weighted basis if it is made to the parent company or a subsidiary of the parent or the bank. A bank's aggregated large exposure may not exceed 800% of its Qualifying Capital on a risk-weighted basis.

Participations. A "qualified participation" within the meaning of the Austrian Banking Act is a holding by a bank, whether direct or indirect, of at least 10% of the capital or voting rights of a company. The possibility of exercising a significant influence over the management of a company may also cause a company to be deemed to be a qualified participation of the bank. Qualified participations in non-banks may not be held by a bank or a group of banks if the book value of the qualified participation exceeds 15% of the Qualifying Capital of such bank or group. Moreover, the entire book value of qualified participations may not exceed 60% of the Qualifying Capital of a bank or a group of banks. The rules on qualified participations are not directly applicable to RI, because it is not a bank. However, these rules have to be adhered to by RZB and by the RZB Group.

Local Banking Regulation and Supervision

Introduction

In addition to the indirect effects of Austrian banking regulation and supervision to our business, each of our Network Banks must fully comply with the local rules and regulations. In the EU member states such rules and regulations were enacted in implementation of EU Directives. In certain other countries, including those which are expected to become members of the EU, local banking regulation and supervision are to a large extent consistent. EU Directives give a general guidance for banking regulation. Our Network Banks hold banking licenses in each relevant country and are regulated and supervised by local bank regulators.

Central Europe

Banking Regulation and Supervision in the Czech Republic

The Czech National Bank. The regulatory powers and supervision activities in the banking sector are exercised by the Czech National Bank ("CNB") as the central bank. CNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry, such as capital markets and insurance, is currently performed by other authorities including the Securities Commission and the Ministry of Finance.

Monetary Policies. The CNB is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The current target inflation rate is 2-4%. An inflation target of 3% has been announced for the period from January 2006 until the Czech Republic's accession to the eurozone.

Capital Adequacy. In line with European law, the ratio of a bank's own funds *(Eigenmittel)* to risk weighted assets ("Minimum Capital Adequacy Ratio") is 8%. A bank's own funds consist principally of Tier 1

Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of at least two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The CNB may impose remedies if the capital adequacy ratio of a bank falls below two thirds of the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the CNB according to the minimum reserve requirements. Minimum reserves have to be 2% of the following liabilities (with the exception of repo liabilities) with a maturity of up to two years vis-à-vis non-bank clients: (i) client deposits, (ii) loans accepted from clients, (iii) non-marketable securities issued by the bank and held by non-banks and (iv) other debt securities issued by the bank and held by entities which are non-banks.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or a group of related clients must not exceed 25% of the bank's capital. In relation to persons or entities to which the bank has a special relationship or in which the bank holds a qualified participation, the net exposure of a bank must not exceed 20% of the bank's adjusted capital (including parent companies and subsidiaries). The total net exposure, in relation to all persons and entities for which the net exposure individually exceeds 10% of a bank's adjusted capital, must not exceed 800% of the bank's capital.

Participations. The prior approval of the CNB is required for the acquisition of a participation in a bank or its increase to 20%, 33% or 50% of the bank's share capital or voting rights. The decrease of a participation in a bank which, prior to the decrease amounted to at least 50%, 33%, 20% or 10% of the bank's share capital or voting rights below these thresholds must be notified to the CNB.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit or the CZK equivalent of € 25,000. Branches of foreign banks may participate in the insurance scheme on a voluntary basis.

Banking Regulation and Supervision in Hungary

The National Bank of Hungary. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Hungary ("NBH") as the central bank. NBH may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight of capital markets and regulation of financial service providers are currently regulated by the Hungarian Financial Supervisory Authority ("HFSA").

Monetary Policies. The NBH is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2005 is 4%.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The HFSA may impose remedies if the capital adequacy ratio of a bank falls below the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBH according to the minimum reserve requirements. Minimum reserves currently have to be 5% of the following liabilities: (i) received loans with a maturity of less than 2 years (with certain exceptions), (ii) debt securities with a maturity of less than 2 years, (iii) sell/buy-back transactions and (iv) securities lending transactions with cash or gold collateral.

Large Exposures. Generally, the net exposure of a credit institution in relation to a single client or a group of connected clients must not exceed 25% of the bank's share capital. A credit institution's exposure to a single client or group of related clients is regarded as a large exposure if its value is equal to or exceeds 10% of the own funds of the credit institution. In case the own funds are necessary for the maintenance of solvency, the amount may not drop below HUF 2 billion. The total net exposure of a credit institution's large exposures must not exceed 800% of its own funds.

Participations. The prior approval of the HFSA is required for the acquisition of a participation in a bank or its increase to 15%, 33%, 50% or 75% of the bank's voting rights. Any such decrease of a participation in a bank must be notified to the HFSA two days in advance.

Deposit Insurance. The banks are required to make annual contributions to the National Deposit Insurance Fund. If a bank defaults its obligations, the reimbursement to a single client is limited to HUF 6 million per person and per credit institution.

Banking Regulation and Supervision in Poland

The Polish Banking Supervisory Commission. The regulatory powers and supervision activities in the banking sector are exercised by the Polish Banking Supervisory Commission (the "Commission"). The Commission may impose penalties and other remedial measures including forced administration.

Monetary Policies. The Monetary Policy Council ("MPC") draws up annual monetary policy guidelines in order to pursue low inflation and sustainable economic growth. The inflation rate target is 2.5% for the year 2005.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The Commission may impose remedies if the capital adequacy ratio of a bank falls below the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount in Polish zloty with the National Bank of Poland according to the compulsory reserve requirements. Compulsory reserves must currently be 3.5% of liabilities, such as (without limitation): proceeds from the sale of debt securities (except for securities secured by a mortgage and mortgage bonds with maturity over five years) and other returnable funds held by the bank (except for funds accepted from another domestic bank or from a foreign bank under agreements executed prior to the effective date of the National Bank of Poland Act and funds received from abroad to be deposited for at least two years).

Large Exposures. Generally, the net exposure by a bank in relation to a single client or a group of "connected clients" must not exceed 25% of the bank's equity. For related clients, the limit is 20%. The total net exposure, in relation to all clients or groups of connected clients for which the net exposure individually exceeds 10%, must not exceed 800% of the bank's shareholders' equity.

Participations. The prior approval of the Commission is required for the acquisition of a participation in a bank or its increase to 10%, 20%, 25%, 33%, 50%, 66% or 75% of the bank's voting rights. The decrease of a participation in a bank, which prior to the decrease amounted to at least 10%, 20%, 25%, 33%, 50%, 66% or 75% of the bank's voting rights must be notified to the Commission.

Deposit Insurance. The banks are required to make contributions to a deposit insurance and guarantees system for certain clients. If a bank defaults on its obligations, the reimbursement to a single client is limited to € 22,500.

Banking Regulation and Supervision in Slovakia

The National Bank of Slovakia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Slovakia ("NBS"). NBS may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial service industry such as oversight over the capital market and insurance industry are currently regulated and supervised by other authorities including the Slovak Financial Market Authority.

Monetary Policies. The NBS is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2006 is 2.5% and for 2007 and 2008 is 2%.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. The Banking Law does not provide for any alterations of the stipulated capital adequacy ratio. If the capital adequacy falls below 8% the NBS is obliged to urge the bank to adopt 'recovery measures'. If the capital adequacy falls below 8% the bank is obliged to submit a binding' recovery program', if it falls below 4% the NBS is obliged to introduce a forced administration and if it falls below 2% the NBS is obliged to revoke the banking license.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBS according to the minimum reserve requirements. Minimum Reserves have to be at least 2%. The basis for the obligatory minimum reserves is the sum of the following obligations: (i) term deposits, demand deposits, and accepted loans, (ii) accepted loans with a notice period, (iii) issued debt securities except for mortgage bonds.

Large Exposures. The sum of large asset exposures of a Slovakian bank may not exceed 800% of its own funds. A large asset exposure is legally defined as the asset exposure to one person or a group of economically connected persons that is equal to or higher than 10% of its own funds (excluding those of other members of a consolidated or a sub-consolidated unit).

Participations. Prior approval of the NBS is required to acquire or to exceed a share in the bank's registered share or voting rights of 5%, 10%, 20%, 33%, 50% or 66% in one or a series of operations directly or through concerted action.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit or the Slovak crowns equivalent of € 20,000.

Banking Regulation and Supervision in Slovenia

The National Bank of Slovenia. The regulatory powers and supervision activities in the banking sector are exercised by the Bank of Slovenia ("BS") as the central bank. BS may impose penalties and other remedial measures including forced administration.

Monetary Policies. The BS is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds (capital) principally consist of base capital (including paid-in capital, reserves and retained profits) and additional capital (share capital paid in under cumulative preference shares and subordinated debt instruments) less certain investments in banks or financial institutions. The BS may under certain circumstances (in particular due to the specific nature, type and scope of services performed and any specific risks involved therewith) require a higher capital adequacy ratio, which must, however, not exceed 12%.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the BS according to the minimum requirements. Minimum reserves currently have to be 2% of domestic and foreign liabilities with a maturity of up to 2 years.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or group of clients may not exceed 25% of the bank's capital. The sum of large exposures may not exceed 800% of the bank's capital. The approval of the bank's supervisory board is required to conclude each individual arrangement that results in an overall bank exposure toward one entity exceeding the threshold of 15% of the bank's capital.

Participations. The prior approval of the BS is required for the acquisition of a qualified majority, directly or indirectly, in a commercial bank. A qualified participation is defined as a share of at least 10 % of the share capital, at least 10% of the voting rights, or a share or voting rights of less than 10% if they entitle or enable or allow the exercise of a considerable influence on the bank's management. Should such entity wish to increase its share or voting rights to 20%, 33% or 50% it must obtain a prior approval of the BS for each such increase of shares or voting rights respectively.

Deposit Insurance. The banks are required to invest an aggregate amount in the value of 2.5% of guaranteed deposits in bonds issued by the BS or the Republic of Slovenia, or any further bonds issued by issuers with a rating of at least BBB (Fitch, Standard & Poor's) or Baa2 (Moody's). If a bank defaults on its obligations, each deposit is guaranteed until a certain threshold, defined as "guaranteed deposits". A maximum amount of SIT 5.1 million may be returned to each depositor.

South-Eastern Europe

Banking Regulation and Supervision in Albania

The Central Bank of Albania. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Albania ("BoA") as the central bank. BoA may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital markets and insurance industry are currently regulated and supervised by other authorities including the Albanian Securities Commission and the Ministry of Finance.

Monetary Policies. The BoA is required to maintain price stability through the development of a foreign exchange system, the internal capital market and the payment system. The inflation rate target is 2 to 4%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. Own funds (regulatory capital) principally consist of base capital (in particular paid-in capital, reserves, retained profits, less certain losses and intangible assets) and revaluation reserves, general reserves and subordinated debt. Non-compliance with the capital adequacy ratio entitles the BoA to apply penalties including the revocation of the banking license.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the BoA according to the minimum reserve requirements. Minimum Reserves shall not exceed the equivalent of 20% of the aggregate amount of a bank's money deposits or liabilities.

Large Exposures. A bank's exposure towards a client or group of related clients shall not exceed 20% of the bank's capital. The ratio of large exposure shall not exceed 700% of the bank's capital.

Participations. The prior approval of the BoA is required for the acquisition of 10% or more direct or indirect interest in the capital or voting rights in a bank.

Deposit Insurance. Banks are required to make contributions to the Deposit Insurance Agency every three months. If a bank defaults on its obligations, clients with deposits up to LEK 350,000 will be reimbursed in full. Clients with deposits over LEK 350,000 will receive less than 100% reimbursement.

Banking Regulation and Supervision in the Bosnia & Herzegovina

The Central Bank of Bosnia & Herzegovina. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Bosnia & Herzegovina (the "Central Bank"). The Central Bank may impose penalties and other remedial measures including forced administration. In addition, the Federal Banking Agencies exercise certain regulatory powers and supervision activities. The Republika Srpska has its own Banking Agency. Currently, the merger of both agencies to one single department within the Central Bank is being discussed.

Monetary Policies. The Central Bank is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2005 is not to exceed 1.9%.

Capital Adequacy. The Laws on Banks of the Federation of Bosnia & Herzegovina and of the Republika Srpska each stipulate that the Minimum Capital Adequacy Ratio is 12%. A bank's own funds (capital) principally consist of core capital (including paid-in capital, reserves and retained profits) and supplementary capital of the bank (including amount of preferred cumulative shares, subordinated debt and hybrid instruments).

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the Central Bank according to the minimum reserve requirements. Minimum Reserves must be 20% of the deposits and borrowed funds regardless of the currency which the funds are denominated in.

Large Exposures. Large exposures are defined as exposures to a customer or group of connected customers that equal or exceed 15% of the bank's capital. The maximum exposure per client or group of related clients is a function of collateral provided and can range from 5% to 40% of the bank's core capital.

Participations. The prior approval of the Federal Banking Agency is required for the acquisition of a participation in a bank or its increase to 10%, 33%, 50% or 66.7% of such bank's capital or voting rights.

Deposit Insurance. The banks are required to make monthly contributions to the Deposit Insurance Agency of Bosnia & Herzegovina. If a bank defaults on its obligations, the reimbursement to a single client is limited to KM 5,000.

Banking Regulation and Supervision in Bulgaria

The National Bank of Republic of Bulgaria. The regulatory powers and supervision activities in the banking sector are exercised by the Bulgarian National Bank ("BNB"). BNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as regulation of investment intermediaries and issuers of securities are currently regulated by the Financial Supervision Commission ("FSC").

Monetary Policies. The BNB is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The inflation rate target for 2005 is 3.5%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. In addition a bank's capital may not fall below BGN 10,000,000. A bank's own funds principally consist of Tier 1 and Tier 2 Capital less certain deductible items (i.e. certain investments in banks or financial institutions).

Minimum Reserves. Banks must deposit a certain amount with the BNB according to the minimum reserve requirements. Minimum Reserves have to be 8% of all attracted funds excluding funds from local banks.

Large Exposures. The legal lending limit for the Bulgarian banks (the net exposure in relation to a single client or a group of related clients) is limited to 25% of the bank's capital. The total of all large exposures of one bank may not exceed 800% of the bank's capital. A large exposure is legally defined as the asset exposure to one person or a group of economically connected persons that is equal to or higher than 10% of capital.

Participations. Prior approval of the BNB is required for the acquisition, by one person or a group of related persons, of 10% or more of the bank's share capital with voting rights in one or a series of operations directly or through concerted action. The BNB must be informed about decreases of any share participation of one person below 50%, 33%, 20% or 10% of the bank's share capital.

Deposit Insurance. Under the Bank Deposits Guarantee Act the commercial banks are obliged to make contributions to a Deposit Insurance Fund in the amount of 0.5% of all outstanding deposits for the preceding year calculated based on an average daily basis. If a bank defaults on its obligations, the reimbursement to a single client is limited to BGN 15,000.

Banking Regulation and Supervision in Croatia

The Croatian National Bank. The regulatory powers and supervision activities in the banking sector are exercised by the Croatian National Bank (the "CrNB"). The CrNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital market is currently regulated and supervised by other authorities including the Croatian Securities Exchange Commission ("CROSEC").

Monetary Policies. The CrNB is required to pursue a policy of low inflation. The target inflation rate for 2005 is 2.9%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10%. A bank's own funds consist of core capital and two categories of supplementary capital. Core capital consists principally of paid-in capital and

retained earnings. Supplementary capital I consists of paid-in capital relating to cumulative preference shares, reserves for unidentified losses and subordinated debt, less certain deductions. Supplementary capital II consists of certain subordinated financial instruments not included in supplementary capital I.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the CrNB according to the minimum reserve requirements, which is 18% of domestic and foreign deposits and loans, issued debts securities, subordinated instruments and financial liabilities. A decision by the CrNB on the Minimum Required Amount of Foreign Currency Claims sets forth that the banks shall cover a minimum of 32% of their foreign currency liabilities by foreign currency assets.

Large Exposures. The Banking Act defines large exposures as exposures to one person (including parent companies and subsidiaries) that equals or exceeds 10% of the bank's regulatory capital (Tier 1 and Tier 2). The approval of the bank's supervisory board is required to conclude each individual legal arrangement that results in an overall bank exposure to one person of more than 10%, 15%, or 20% of the bank's regulatory capital, whereas the sum of large exposures may not exceed 600% of the regulatory capital.

Participations. The prior approval of the CrNB is required for a direct or indirect acquisition of a direct or indirect ownership over 10% or more of the capital or the voting rights in a bank. Once the threshold of 10% is exceeded, every increase of the shareholding requires a further approval by the CrNB.

Deposit Insurance. The banks are required to make quarterly contributions to the State Agency for Deposit and Bank Rehabilitation. If a bank defaults on its obligations, the reimbursement to a single client is limited to HRK 100,000.

Banking Regulation and Supervision in Kosovo

The Central Bank of Kosovo. The regulatory powers and supervision activities in the banking sector are exercised by the Banking and Payments Authority of Kosovo (the "BPK") as the central bank.

Monetary Policies. The BPK is required to establish an efficient functioning of a stable market based financial system, with efficient and safe domestic payments and settlement of the transactions in domestic and foreign currency in Kosovo.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. A bank's own funds principally consist of Tier 1 Capital (paid-in capital, consisting in particular of common equity shares, perpetual preferred shares, retained profits, etc.) and Tier 2 Capital (reserve for loan losses up to a maximum of 1.25% of its risk weighted assets, term preferred shares, term debt instruments, which, among other conditions, are fully subordinated to the rights of depositors). The minimum ratio may be increased by the BPK by rule or order from time to time. The BPK may impose remedies if the capital adequacy of the bank falls below two thirds of the minimum requirement. If the capital adequacy of the bank falls below one quarter of the minimum requirement then the bank's license has to be revoked and a receiver is appointed.

Minimum Reserves. The banks (including branches of foreign banks) must deposit a certain amount with the BPK according to the minimum reserve requirements. Minimum Reserves have to be at least 10% of the bank's applicable deposit base. However, deposit with the BPK should not be less than 5% of the applicable deposit base.

Large Exposures. No bank shall extend credit to any one borrower or group of related borrowers which exceeds 10% of its Tier I Capital unless such extension has first been approved at a duly convened meeting of its board of governors at which a quorum was present and voted. No bank shall have outstanding at any time extensions of credit to any one borrower or group of related borrowers exceeding 20% of its Tier I Capital.

Participations. The prior approval of the BPK is required for the acquisition of a participation in a bank of its increase to, more than 20% of any class of voting shares of the bank.

Deposit Insurance. There is no deposit insurance in Kosovo.

Banking Regulation and Supervision in Romania

National Bank of Romania. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Romania ("NBR") as the central bank. The NBR may impose penalties and other remedial measures including forced administration.

Monetary Policies. The NBR is required to pursue a policy of low inflation. The target inflation rate for 2005 is not to exceed 10%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. A bank's own funds principally consist of core capital and supplementary capital (e.g. general reserve for credit risk, subordinated loans, the value of preferential shares for a stated period). If the capital of a bank falls below ROL 370 billion, the NBR can revoke its license.

Minimum Reserves. Banks must deposit a certain amount with the NBR according to the minimum reserve requirements. The minimum reserve ratio is for ROL up to 18% and for other currencies up to 30%, depending whether the maturity date is above or below 2 years and whether there are contractual prepayment clauses.

Large Exposures. The net exposure of a bank in relation to a single client or a group of related clients must not exceed 25% of the bank's capital. In relation to persons or entities to which the bank has a "special" relationship or in which the bank holds a qualified participation, the net exposure must not exceed 20% of the bank's capital. The net exposure of a bank in relation to its employees must not exceed 25% of its capital. The total net exposure, in relation to all persons and entities for which the net exposure individually exceeds 10%, must not exceed 800% of the bank's adjusted capital.

Participations. NBR must be notified by any significant shareholder of the acquisition of a participation in a bank of, or its increase to 20%, 33% or 50% of that bank's capital or voting rights. Furthermore, NBR must be notified of any decrease of a participation in a bank below the following thresholds: 50%, 33%, 20% or 10% of the bank's capital.

Deposit Insurance. Banks in Romania are required to make contributions to the Bank Deposit Guarantee Fund. If a bank defaults on its obligations, the reimbursement to a single customer is limited to the ROL equivalent of € 10,000.

Banking Supervision and Regulation in Serbia & Montenegro

National Bank of Serbia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Serbia ("NBSe"). NBSe may impose penalties and other remedial measures including forced administration.

Monetary Policies. The NBSe is required to pursue the policy of low inflation and to support sustainable economic growth. The inflation rate target announced for 2005 is between 9 and 10%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10%. A bank's own funds principally consist of share capital (including reserves, retained earnings and other items and additional capital (the portion of the share capital for its cumulative preferred shares, reserves for unidentified losses, and portions of the revaluation reserves less certain deductible items. NBSe may impose penalties and other remedial measures including forced administration and finally, revoking banking license if the adequacy ratio falls below 10%.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBSe according to the minimum reserve requirement which is currently 21% based on deposits.

Large Exposures. The Serbian banking system distinguishes between: (i) the largest permissible loan to a single person, which may not exceed 25% of the bank's capital, (ii) the largest permissible loan to a single person related to a bank (including bank's parent companies, subsidiaries, board members, officers), which may not exceed 5% of the bank's capital, (iii) large loan exposure to a single person, which is considered to be an exposure exceeding 10% of the bank's capital, and (iv) the total large and largest permissible loan ratio, which cannot exceed 400% of the bank's capital. Affiliated entities are considered as a single person.

Participations. The prior approval of the NBSe is required for the direct acquisition of a holding in a bank's capital of more than 15%. A further prior approval is required if a shareholder holding more than 15% in a bank's capital acquires further shares in such bank.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If the bank defaults on its obligations, the reimbursement to a single client is limited by an amount of up to CSD 5,000.

Commonwealth of Independent States

Banking Regulation and Supervision in the Republic of Belarus

The National Bank of the Republic of Belarus. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of the Republic of Belarus (the "National Bank"). The National Bank may impose penalties and other remedial measures including forced administration.

Monetary Policies. The National Bank is required to pursue the policy of low inflation. The inflation rate target is between 8 and 10% in 2005.

Capital Adequacy. The Minimum Capital Adequacy Ratio is at least 12% for the first two years after registration as a bank and 8% in subsequent years of the activity. A bank's own funds principally consist of the authorized funds, other funds and retained profits less certain deductible items.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the National Bank according to the minimum reserve requirements. Minimum Reserves have to be: (i) 5% of Belarusian rouble deposits by natural persons and (ii) 10% of all other deposits.

Large Exposures. The maximum amount of risk per client or a group of related clients is set as a percentage to regulatory capital. The maximum amount of large exposures may not exceed 600% of the regulatory capital of a bank.

Participations. The prior approval of the National Bank is required for the acquisition of a participation of, or its increase to, more than 10% of shares. The acquisition of more than 5% of shares in the authorized capital of a bank must be notified to the National Bank within 10 days. The members of a bank's governing body must notify the National Bank and the target bank within five days.

Deposit Insurance. The banks are required to deposit a percentage of attracted monetary funds (0.1% of individuals) in the obligatory reserves fund held with the National Bank. If a bank defaults on its obligations, the reimbursement to a single client is limited to around USD 1,000.

Banking Regulation and Supervision in Russia

The Central Bank of Russia. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Russia (the "CBR"). CBR may impose penalties and other remedial measures including forced administration.

Monetary Policy. The CBR may define terms and measures aiming at balancing the credit activities and liquidity of commercial banks, and at balancing the circulating amount of money.

Capital Adequacy. Banks with capital of € 5 million and more are required to maintain a risk weighted capital-asset ratio of 10% and banks with capital of less than € 5 million a ratio of 11%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions.

Minimum Reserves. Banks must deposit with the CBR the mandatory reserves in the amount of 3.5% in respect of funds received by the bank from legal entities (other than foreign banks) and individuals and 2% in respect of funds received by the bank from foreign banks.

Large Exposures. A bank is not permitted to have exposures to any single borrower and related borrowers or to a single creditor in excess of 25% of its regulatory capital. Nor may any bank have exposures to a shareholder in excess of 50% of its capital or to insiders, such as its directors and officers, in excess of 3% of its regulatory capital.

Participations. The prior approval of the CBR is required for a change of ownership of a bank greater than 20%. If more than 5% of the shares of a Russian bank change ownership, it is necessary to notify the CBR.

Depository Insurance. The banks which attract funds of individuals must join the deposit insurance system and pay the insurance contributions in the amount of 0.15% of the average balance of the insured deposits during each preceding quarter. If a bank defaults on its obligations to a depositor, the reimbursement to a single individual client (with the exception of individuals who are not entitled to protection under the deposit insurance scheme, such as entrepreneurs) is limited to RUR 100,000.

Banking Regulation and Supervision in the Ukraine

The National Bank of Ukraine. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Ukraine ("NBU"). NBU may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital markets and insurance industry are currently regulated and supervised by other authorities including the State Commission for Regulation of Financial Markets.

Monetary Policies. NBU is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The inflation rate target announced for 2005 is between 8 and 9%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 8%. A bank's own funds principally of Tier 1 Capital and Tier 2 Capital less certain deductible items. In addition, a bank's capital may not fall below € 5 million.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBU according to the minimum reserve requirements. Minimum Reserves have to be at least 8% for current deposits regardless of currency denomination and 7% for term deposits regardless of currency denomination.

Large Exposures. The sum of large exposures of a Ukrainian bank may not exceed 800% of its capital. A large asset exposure is legally defined as an asset exposure to one person or a group of economically connected persons (including parent companies, subsidiaries and persons operating a joint business activity) that is equal to or higher than 10% of regulatory capital.

Participations. The prior approval of the NBU is required to acquire or to exceed a share in the bank's registered share or voting rights of 10%, 25%, 50% or 75%, in one or a series of operations directly or through concerted action.

Deposit Insurance. The banks are required to make contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited to UAH 1,200.

As of April 1, 2004, our nominal share capital consisted of 125,000,000 Shares, all of which were outstanding with equal voting rights (see also "Description of Share Capital"). The following table sets forth the number of shares and the percentage of outstanding shares owned by our shareholders. The following information is also presented on an as-adjusted basis to reflect the Offering, assuming all the Offer Shares are issued and sold.

	Prior to the Offering		After the Offering	
Name of Shareholder	**Number of Shares**	**Percentage of Share Capital**	**Number of Shares**	**Percentage of Share Capital**
RZB	107,500,008	86.0	100,000,000	70.0
Other RBG Members	7,499,992	6.0	0	0.0
EBRD	5,000,000	4.0	4,000,000	2.8
IFC	5,000,000	4.0	4,500,000	3.2
Total	**125,000,000**	**100.0**	**108,500,000**	**76.0**

Under the Austrian Banking Act, Austrian banks need to obtain approval from the Austrian Financial Market Authority ("FMA") if they are planning to increase or decrease their direct or indirect ownership interest in other domestic or foreign banks above or below certain thresholds, as applicable. As a result of the proposed sales of Existing Shares by RZB, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH and NWB Beteiligungs GmbH, the indirect ownership interests of RZB, Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft and Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H. in several of our Network Banks would fall below certain thresholds. The proposed sales of Existing Shares by RZB, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH and NWB Beteiligungs GmbH are therefore still subject to approval by the FMA. RZB made an application to the FMA on its behalf and on behalf of the other Selling Shareholders for which approval is necessary and approval is expected shortly.

Raiffeisen Zentralbank Österreich Aktiengesellschaft

We are currently, and after completion of the Offering will remain, a majority-owned subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). RZB was founded in 1927 as the central institution of the Austrian Raiffeisen Banking Group and is one of the leading corporate and investment banks in Austria, offering commercial and investment banking services to many of Austria's leading corporations and institutions. RZB is also the core parent company of a number of banking subsidiaries operating in Europe and elsewhere. In addition to the Network Banks owned and operated by us, RZB has a presence in a number of international financial centers.

Austrian Raiffeisen Banking Group

The three-tier Austrian Raiffeisen Banking Group ("RBG") is a leading Austrian banking group. About 586 autonomous local Raiffeisen Banks make up the "first tier" of RBG. The Raiffeisen Banks in each of Austria's provinces hold the shares in the respective regional unit ("Raiffeisen Landesbank") which make up the "second tier" of the organization. They render central services for the Raiffeisen Banks within their spheres of action and, in addition, operate as autonomous universal banks. RZB as the Group's "third tier" and central institution is owned by regional Raiffeisen units, who directly and indirectly (through holding companies, in particular the "R-Landesbanken-Beteiligung GmbH") hold a share of more than 88% of RZB's share capital.

In addition, the RBG companies hold a number of interests and own a large number of subsidiaries, in the financial industry as well as in other business segments.

The European Bank for Reconstruction and Development

The European Bank for Reconstruction and Development ("EBRD") was established in 1991 and is the largest single investor in Eastern Europe. It is owned by 60 countries and two inter-governmental institutions. EBRD primarily invests in private enterprises, usually together with commercial partners. It provides project financing for banks, industries and businesses, both new ventures and investments in existing companies. It also

works with publicly owned companies to support privatization, the restructuring of state-owned enterprises and the improvement of municipal services.

The International Finance Corporation

The International Finance Corporation is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the World Bank, IDA and MIGA. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the World Bank, IDA and MIGA and operates pursuant to its own Articles of Agreement. While it shares some services with the World Bank, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

We have important business relationships with our major shareholders, in particular with RZB. These relationships include loans, contracts for the provision of services and licensing agreements, as well as agreements concerning management of certain aspects of our business.

Relationship with the Raiffeisen Banking Group

Following the completion of the Offering, we will remain a majority-owned subsidiary of RZB. Due to its majority interest in RI, RZB will have the de facto power to appoint all of the members of our Supervisory Board following the expiration of the lock-up period. The members of the Supervisory Board will be in a position to appoint our entire Management Board, which will generally allow RZB to significantly influence the way we manage our business. See "Description of Share Capital and Summary of Articles of Association."

We have a number of agreements and understandings with RZB which govern the way we manage our business. In addition, Austrian law requires RZB to control risk management for the entire RZB Group, including us. These agreements and understandings cover areas such as the allocation of business with mutual customers between RZB and us, funding transactions, agreements for the provision of services and coordinated risk management. In addition, the majority of members of our Supervisory Board, as well as our CEO are employees of our major shareholders. Finally, RI and some Network Banks have concluded licensing agreements giving them the use of the Raiffeisen name and logo.

Other RBG members also own minority interests in some of our subsidiaries. Shareholders' agreements exist in several of these cases.

Allocation of Responsibility for Customers

A substantial majority of our customers are local corporates, SMEs and retail customers. According to our understanding with RZB, these local customers are to be served by the Network Bank operating in their country.

In the event that a customer requires services in more than one jurisdiction served by members of the RZB Group those services should be provided by the local bank in most circumstances. The determination of which entity will serve a customer who requires services in more than one jurisdiction is governed by the policies on global customer relationships set forth in our "Rulebook Global Customer Relationship." The rulebook describes the rules underlying our Global Account Management System ("GAMS"). The GAMS rules provide that both RZB and we will operate as separate profit centers within the RZB Group, but will continue to work in close cooperation with each other. In addition, the rules are characterized by the basic principle that any business with customers should be done locally whenever possible. Whenever a customer requires banking services in a country where a Network Bank is operating or that could be performed by a Network Bank, the customer should be referred to the respective Network Bank except in specific, well-defined business areas principally, international project finance and structured trade finance, where RZB may continue to conduct business in the CEE. Network Banks are required to refrain from doing business in Austria. Whether a particular service will be provided to an existing Austrian or multinational customer of RZB by RZB or by one of our Network Banks will be decided on a case by case basis. Decisions regarding the provision of products and services will be based on each customer's request and the capabilities of RZB and of the local Network Banks, as well as on the overall customer relationship.

Account managers may not give a preference to their own unit in terms of either risk limit allocations or with regard to pricing. Procedurally, an account manager in the Network Bank providing the product or service acts as the first pricing authority in cooperation with an account manager at the entity which is primarily responsible for the customer relationship, who has the ultimate pricing authority. Once pricing has been determined, the Network Bank may decide whether or not to offer the service. If credit exposure to a customer would exceed the local legal lending limit at a Network Bank, the Network Bank should invite RZB to participate in the credit exposure to that customer.

Raiffeisen-Leasing Gesellschaft m.b.H. ("RL"), RZB's Austrian-based leasing subsidiary has issued a group directive that defines strategies and allocates roles and market responsibilities to Raiffeisen-Leasing Gesellschaft m.b.H. International ("RLI") and to RL. According to this directive, RL coordinates all leasing finance vendor

activities in the CEE countries and undertakes cross-border activities for Austrian customers. RLI, as 50% shareholder in the Network Leasing Companies ("NWLs"), is responsible for evaluating new markets, managing newly organized NWLs until they are prepared to manage themselves, implementing risk management systems at the NWLs, supervising the refinancing of NWLs and generally performing head office functions whenever those functions are delegated to it.

Funding Transactions

As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion. Additionally, RZB serves as guarantor for Network Bank transactions amounting to approximately € 415 million.

Funding of our Network Units is conducted according to network funding principles, which describe our financing strategy in general terms. These principles have been adopted as a resolution of the management board of RZB, but may be revoked at any time.

Network Banks are expected to meet their financing needs through a combination of funding from local depositors, supranational organizations and third party lenders, as well as from RZB in circumstances where such funding is competitive with funding from other sources.

In general, the funding principles provide that RZB will have the right to provide the first quote for providing funding, although each Network Unit should accept more attractive offers from third parties, if available. In addition, RZB may act as a lender of last resort in the event of an acute liquidity crisis if the RZB management board decides to do so.

As part of these funding principles, RZB has stated its intention to provide credit support in the form of guarantees and letters of comfort for external funding if funding from external sources would not otherwise be available or if the terms of external funding can be significantly improved when such credit support is provided. Network Units which receive funding backed by credit support provided by RZB will pay a fee to RZB to compensate them for providing the guarantee or letter of comfort.

If RZB provides funding or credit support to a Network Unit, the Network Unit must at least compensate RZB for its internal costs as well as for the calculatory cost of utilizing country and counterparty risk limits.

In addition, Network Units deposit funds with RZB from time to time.

Service Level Agreements

In order to make an efficient use of our resources, some services that we require are outsourced to other members of the RZB Group. RZB and some of its subsidiaries offer us services that are described in a framework agreement and in individual specific Service Level Agreements ("SLAs"). The framework agreement covers general terms relating to services provided by other RZB Group companies, including the subject and areas of service, execution of services, general service rates and payment arrangements, exclusion of liability, term of contract and obligation of secrecy. The individual SLAs are based on standard templates giving a description of services provided by RZB divisions or subsidiaries, assessment of resources for the individual services, and quality parameters for the services and review meetings.

We currently have a number of SLAs in place covering a variety of administrative and management services provided to us by RZB. These SLAs cover certain services provided to support our accounting, audit, controlling, risk management, legal and compliance, global treasury and markets, transaction services and cash management, trade and export finance, human resources, economic and financial markets research and book-keeping functions, as well as our IT systems and facilities management in Vienna. A global SLA covers general inquiries, marketing, customer services and tax. In providing these services, RZB and its subsidiaries must apply the same care and diligence that they use when providing the services for their own business.

Fees for all services provided have been set at an hourly rate, which equal to RZB's actual costs per employee, according to the most recent internal cost center accounting as of the signing date of the SLA.

Services not covered by an SLA are charged at the hourly rate that would be charged if the service were provided at an arm's length basis. Hourly rates increase each year proportionally to changes in the Austrian consumer price index (CPI), published by the Austrian Federal Statistical Office.

SLAs became effective on July 1, 2004 for an indefinite period. Cancellation requires that notice be given to the other contracting party in writing at least six months before the end of the year.

Risk Management

Austrian law requires RZB to control risk management for the RZB Group as a whole, including us. We are required to closely coordinate our risk management activities with RZB and are expected to observe certain credit, market, liquidity, operational and country risk limits and procedures established by RZB. We enter into centralized capital hedging arrangements with RZB at an arms-length-basis. For a more complete description of our risk management procedures, please see "Risk Management."

Staffing Interlocks

Some members of our Supervisory Board and our Management Board are employed by other entities in the RZB Group (excluding RI). These include:

Name	Position with RI	Position with RZB
Dr. Walter Rothensteiner	Supervisory Board	CEO and Chairman of the RZB Management Board
Dr. Karl Sevelda	Supervisory Board	Member of the RZB Management Board
Mag. Manfred Url	Supervisory Board	Member of the RZB Management Board
Patrick Butler	Supervisory Board	Member of the RZB Management Board
Dr. Herbert Stepic	CEO	Deputy CEO and Member of the RZB Management Board

These members of our Supervisory and our Management Board may also hold other positions in the RZB Group. In addition, a number of RZB employees have been nominated to the management boards and to other key positions of various Network Banks. We believe that a combination of local and non-local board members is the best for the management boards of our Network Banks and have been successfully practicing this system for several years.

Dr. Stepic is employed by RZB and not by us, although we do reimburse RZB for half of his salary. For more information on our Supervisory and Management Boards, see "Management and Employees".

Licensing and Franchise Agreements

The Raiffeisen International name and logo have been registered as a combined trademark by RZB in Austria and RZB has also submitted an application to expand the protection of the Raiffeisen International name and logo to all countries where Network Units presently operate. We have entered into a licensing agreement with RZB which gives us and our subsidiaries the right for an unlimited time to the unrestricted use of the Raiffeisen International name and logo in all jurisdictions in which the trademark is presently, or in the future will be, registered. In addition, RZB has agreed not to enter into any further commercial exploitation and licensing agreements with respect to the Raiffeisen International brand. If RZB's equity interest in us falls below 50%, RZB may terminate the licensing agreement.

The trademarks *Raiffeisen* and the *Giebelkreuz* have been registered by the ÖRV (*Österreichischer Raiffeisenverband*). The use of the trademarks outside Austria as a part of a company name or logo requires approval by a simple majority of the *Generalanwaltschaft* of the ÖRV. Before any other company is authorized to use the Raiffeisen name and logo in relation to banking or financial products and services, prior consultation with RZB will be sought.

Certain of our subsidiaries have also concluded individual trademark license agreements with ÖRV. These subsidiaries include: Raiffeisenbank (Bulgaria) AD; Raiffeisenbank Austria d.d., Croatia; Raiffeisen-Centrobank S.A. (later renamed Raiffeisen Bank Polska S.A.), Poland; ZAO Raiffeisenbank Austria, Russia;

Raiffeisenbank a.s., Czech Republic; Unicbank Rt. (later renamed Raiffeisen Bank Rt.), Hungary and JSCB Raiffeisenbank Ukraine. Each of these agreements may be terminated if RZB, together with other members of RBG, ceases to hold at least 50% of the respective Network Bank's equity.

In addition to the legal framework relating to the use of the name *Raiffeisen* and the *Giebelkreuz*, RZB and RI have agreed to a Memorandum of Understanding with all Raiffeisen Landesbanken concerning the use of the Raiffeisen name and logo.

We are entitled to use the Raiffeisen name and logo in the markets in which we operate. Our management does not believe that any members of the Raiffeisen Banking Group are currently contemplating significant on site banking operations in the CEE.

Shareholders' Agreements (*Syndikatsverträge*)

If another RBG member owns shares in a Network Bank, we typically enter into a shareholders' agreement with the affiliated minority shareholder. Our previously existing shareholders' agreements have recently been re-negotiated and now are all in effect until 2013. Each agreement provides that it will be automatically extended for five years, unless it is terminated with a notice period of one year.

These agreements allow for the minority shareholders to nominate one or more members of the supervisory board of the relevant Network Bank. We have retained the power to appoint the majority of the members of the supervisory boards of all of our Network Banks.

In addition, these shareholders' agreements contain limitations on the disposal of shares. Each party generally has a right of first refusal in the event of a transfer of shares by the other party, except where shares are transferred to a subsidiary of the respective shareholder, provided the subsidiary agrees to adhere to the provisions of the shareholders' agreement. We have agreed with the respective Raiffeisen Landesbanken (and affiliated minority shareholders) that hold participations in Network Banks that, as a part of their general duty of loyalty as shareholders, they will not undertake any actions that could be detrimental to the economic success of the Network Banks.

In the shareholders' agreements, the minority shareholders also consent to the provision of services by either RZB or RI to the relevant Network Bank or its subsidiaries. Services provided by RZB or RI must be provided at arm's length prices and must be necessary or advisable for strategic or regulatory purposes.

Such shareholder agreements exist for:

- Tatra banka a.s., Slovakia, with Raiffeisenlandesbank Niederösterreich-Wien AG;
- Raiffeisenbank a.s., Czech Republic, with Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisenlandesbank Niederösterreich-Wien AG and Raiffeisenverband Salzburg, reg. Gen.m.b.H;
- Raiffeisenbank Austria d.d., Croatia, with Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft and Raiffeisenverband Salzburg, reg. Gen.m.b.H; and
- Raiffeisen Bank Rt., Hungary, with Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisen-Landesbank Tirol AG, and Raiffeisenlandesbank Burgenland und Revisionsverband, reg. Gen.m.b.H.

Where Raiffeisen Landesbanken are holding their participations through Raiffeisen Landesbanken Holdings, the relevant Raiffeisen Landesbanken Holdings is also party to the respective shareholders' agreement.

In the event that RZB together with other RBG members ceases to hold a majority of the equity in RI, the shareholders' agreements may be terminated.

Interest in Bank TuranAlem JSC

We acquired a commercial interest in convertible preferred shares ("CPS") in Bank TuranAlem JSC in Kazakhstan. Our commercial interest in the CPS is represented by RZB as a beneficial nominee shareholder; RZB is also represented with a seat on the bank's supervisory board, and has agreed to exercise its rights as a shareholder only in a manner, which is co-ordinated with us.

As of December 31, 2004, our commercial interest (through RZB) in the CPS would have accounted for a 12.8% interest in the bank's equity. In late December 2004, RZB subscribed for a stake of approximately 7.1% in a forthcoming new issue of shares and CPS of Bank TuranAlem JSC at a subscription price of approximately USD 7.4 million, and we have indicated our interest to acquire these newly subscribed CPS from RZB as well. Nonetheless our interest in the bank's equity would be reduced to approximately 11.3% if the new issue is subscribed by all other present shareholders and CPS holders of Bank TuranAlem JSC.

Managers

One of the Managers, Raiffeisen Centrobank AG, is a wholly owned subsidiary of RZB.

Relationships with Other Shareholders

Subscription Agreements with EBRD and IFC

EBRD and IFC acquired 4% each of our outstanding equity for a total of € 100 million each in October of 2004. In early 2004, RZB had various discussions with the IFC, the EBRD and the Raiffeisen Landesbanken concerning possible participations of these entities in Raiffeisen International.

In June 2004, IFC entered into an agreement with RZB and RI, which included an umbrella line of $ 120 million long term refinancing for certain RI activities in the CEE as well as mutual option rights with regard to a potential equity participation of IFC in RI in the additional amount of € 100 million. Pursuant to these agreements, IFC had the option to subscribe for shares in RI at a price not less favourable than a third party investor, including the Raiffeisen Landesbanken, and RZB had the option to require a subscription by the IFC at a certain multiple of RI's book value.

Agreements with the Raiffeisen Landesbanken were reached regarding an equity investment in RI. IFC stated its intention to subscribe to RI's Shares at the same terms as applicable for the Landesbanken. As a result of the investment by the Landesbanken subscription agreements were signed with the EBRD and the IFC in October 2004 which were based on the pricing described in the option agreement in June 2004.

When EBRD and IFC became our minority shareholders, they signed shareholders' agreements and subscription agreements with both RZB and us. All our obligations under these agreements will have either expired or been fulfilled 30 days after the end of the lock-up period with respect to the Offering, except for certain provisions providing for indemnification in the event of a breach. Both EBRD and IFC have the right to nominate representatives to our Supervisory Board until the expiration of the lock-up.

Pursuant to the subscription agreements with EBRD and IFC, RZB is required to hold, directly or indirectly, a majority of our shares until a month after the date of the expiration of the lock-up period following the Offering. If RZB violates this condition, IFC and EBRD have the right to exercise a put option and sell their shares to RZB.

Transactions with EBRD

EBRD has provided loan facilities, including subordinated loans, to a number of our subsidiary banks and leasing companies. In some cases, RZB has provided a letter of comfort or a payment undertaking to EBRD. As of December 31, 2004 EBRD had provided approximately € 303 million in senior debt and subordinated debt to the Network Units in Bosnia & Herzegovina, Croatia, Poland, Romania, Serbia & Montenegro, Ukraine, Bulgaria, the Czech Republic, Russia, Slovakia, Slovenia and Belarus.

EBRD holds a 13.5% equity interest in Priorbank JSC, Belarus. Pursuant to the shareholders' agreement dated July 21, 2003, between RI and EBRD (the "EBRD Shareholders Agreement"), RI and EBRD have agreed to exercise their respective rights as shareholders of Priorbank JSC in order to procure (so far as they lawfully

can and to the extent that they are able to do so through the exercise of such rights) that (i) the Supervisory Board of Priorbank (the "Supervisory Board") shall have 11 members, (ii) RI is entitled to nominate at least four persons to act as members of the Supervisory Board for so long as RI holds at least 40% of the outstanding common shares of Priorbank JSC and (iii) that EBRD is entitled to nominate one person to act as a member of the Supervisory Board and one member of the Executive Committee of Priorbank JSC (being a sub-committee of the Supervisory Board) for so long as EBRD holds at least 5% of the outstanding common shares of Priorbank JSC. In addition, RI has agreed in the EBRD Shareholders Agreement to procure that no resolution of the Supervisory Board in respect of the appointment of the chairman of the Management Board of Priorbank JSC shall be proposed or adopted at any meeting of the Supervisory Board unless the member of the Supervisory Board nominated by EBRD shall have voted in favor of such resolution.

Under the EBRD Shareholders Agreement, if we plan to sell any of our shares of Priorbank JSC such that we would or might own less than 50% of the outstanding ordinary shares of Priorbank JSC, EBRD has a right to sell all or part of its shares of Priorbank JSC on the same terms and conditions. This is balanced by a right of first refusal in our favor if EBRD intends to sell any of the ordinary shares of Priorbank JSC owned by it on the date of the EBRD Shareholders Agreement (the "EBRD Shares").

Finally, EBRD has a put option to sell to us, during the period commencing on July 21, 2006 and ending on July 21, 2009, all (but not less than all) of the EBRD Shares owned by EBRD on the delivery date of the relevant put notice. In addition, EBRD has an accelerated put option entitling it to sell to us all (but not less than all) of the EBRD Shares owned by it on the delivery date of the relevant put notice at any time on or after the occurrence of certain trigger events referred to in the EBRD Shareholders Agreement. The relevant trigger events are defined as a breach by us of the EBRD Shareholders Agreement, or a breach by Priorbank JSC of its information requirements or of certain other covenants, which were agreed upon subscription by the EBRD of shares in Priorbank JSC. The pricing upon exercise of the put option will be the dollar equivalent determined on the basis of the most recent annual financial statements of Priorbank JSC, and will be equal to the greater of (i) a multiple of net asset value, or (ii) a multiple of net profit. We have a call option entitling us to purchase from EBRD, during the period commencing on July 21, 2007 and ending on July 21, 2009, all (but not less than all) of the EBRD Shares owned by EBRD on the delivery date of the relevant call notice.

Transactions with IFC

IFC has provided loan facilities to a number of our subsidiary banks and leasing companies. In some cases, RZB has provided a letter of comfort to IFC. As of December 31, 2004, IFC has provided approximately € 175 million in senior debt to the Network Banks in Bosnia & Herzegovina, Belarus, Russia, Romania and Ukraine.

IFC holds an equity interest in Raiffeisenbank a.d., Serbia & Montenegro. According to the shareholders' agreement between RI and IFC, IFC is entitled to nominate a member of the board of directors of the bank as long as it holds at least 10% of the bank's shares. In addition, we have agreed that certain actions, such as amendments to the bank's charter, the issuance of new shares or the voluntary liquidation or merger of the bank, will not be undertaken without the unanimous approval of the all shareholders.

We have also agreed with IFC that we will not transfer shares (except to another RZB Group member) if such a transfer would reduce our equity interest in Raiffeisenbank a.d., Serbia & Montenegro to less than 50% plus one share. In the event that this condition is violated, IFC has the right to sell their shares to us. We have a right of first refusal in the event that IFC wishes to sell its shares in Raiffeisenbank a.d., Serbia & Montenegro to a third party. Finally, IFC has the right to sell all of its shares to us during the period from November 5, 2006 to November 5, 2009. Similarly, we have an option to acquire the shares of IFC during the period from November 5, 2008 to November 5, 2011.

In addition, IFC is an existing lender to Aval Bank in the Ukraine, the acquisition of which we are currently considering.

SELECTED STATISTICAL INFORMATION OF RAIFFEISEN INTERNATIONAL

The statistical data presented below is derived from our consolidated financial information or, in certain cases, from economics and financial market research. These data are regularly collected in connection with our financial reporting and management information systems.

This information is unaudited and has been stated in accordance with IFRS.

Average Balances and Net Interest Income

The following tables set forth our average balances of assets and liabilities for the years ended December 31, 2002, 2003 and 2004. For purposes of the following tables, the average is calculated on the basis of monthly closing balances throughout the relevant period.

	Year Ended December 31,								
	2002			2003			2004		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
Based on Month-End Averages	in € millions		in %	in € millions		in %	in € millions		in %
Assets									
Loans and advances to banks	3,086	148	4.8	3,268	197	6.0	4,381	352	8.1
Loans and advances to customers	6,355	630	9.9	9,416	761	8.1	12,636	1,032	8.2
Leasing claims	529			797	82	10.3	1,094	103	9.4
Other current financial assets	356	49	13.8	583	39	6.7	645	45	6.9
Financial investments	165	18	11.1	212	22	10.6	1,572	121	7.7
Non-trading derivatives	—	10	—	—	10	—	—	11	—
Subtotal: interest-earning assets (A)	**10,491**	**855**	**8.2**	**14,275**	**1,112**	**7.8**	**20,327**	**1,664**	**8.2**
Shares and Equity Participations	75	5	7.1	98	5	5.2	73	3	
Subtotal: income-earning assets (B)	**10,566**	**861**	**8.1**	**14,373**	**1,117**	**7.8**	**20,400**	**1,667**	**8.2**
Non-interest-income-earning assets (including cash reserve and tangible and intangible fixed assets)	2,249	—	—	2,976	—	—	3,931	—	—
Total Assets	**12,815**	**861**	**6.7**	**17,349**	**1,117**	**6.4**	**24,331**	**1,667**	**6.9**
Liabilities									
Deposits by banks	2,747	156	5.7	4,323	231	5.3	5,626	285	5.1
Customer deposits	8,036	273	3.4	10,565	283	2.7	15,260	522	3.4
Debts documented by certificates	414	19	4.7	396	20	5.0	568	31	5.5
Subordinated capital	166	0	0.0	233	7	2.8	518	14	2.6
Non-trading derivatives	—	15	—	—	12	—	—	10	—
Total interest-bearing liabilities (C)	**11,363**	**464**	**4.1**	**15,517**	**553**	**3.6**	**21,972**	**862**	**3.9**
Total non-interest-bearing liabilities(1)	1,452	—	—	1,832	—	—	2,359	—	—
Total liabilities and equity	**12,815**	**464**	**3.6**	**17,349**	**553**	**3.2**	**24,331**	**862**	**3.6**
Net interest earned (A minus C)	—	392	—	—	559	—	—	802	—
Net interest income (B minus C)	—	397	—	—	564	—	—	806	—
Net interest earned as % of average interest-earning assets (A)	—	—	3.73	—	—	3.91	—	—	3.95
Net interest income as % of average income-earning assets (B)	—	—	3.76	—	—	3.92	—	—	3.95

The following table shows our prevailing average interest rates and average yields, spreads and margins for the years ended December 31, 2002, 2003 and 2004.

Average Interest Rates, Yields and Margins

	Year Ended December 31,		
	2002	2003	2004
		in % p.a.	
Historical rates			
EUR			
3-month EURIBOR	2.9	2.1	2.2
10-year Swap	4.4	4.4	3.8
U.S.			
Federal Funds Target Rate	1.4	1.2	2.6
Prime Rate	4.2	4.6	4.6
Hungary			
3-month	8.4	12.4	9.3
10-year Swap	6.6	8.0	7.1
Slovakia			
3-month	5.8	5.7	3.5
10-year Swap	5.1	5.3	4.4
Poland			
3-month	6.7	5.4	6.5
10-year Swap	5.6	6.5	5.8
Russia			
3-month	13.3	6.8	5.6
Czech Republic			
3-month	2.5	2.0	2.5
10-year Swap	4.4	4.6	4.1
Raiffeisen International			
Gross yield	8.15	7.79	8.19
Interest spread	4.07	4.22	4.26
Net interest margin	3.73	3.91	3.95

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income attributable to changes in volumes and those attributable to changes in interest rates for the years ended December 31, 2003 (over 2002) and December 31, 2004 (over 2003). Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	Year Ended December 31,					
	2003 over 2002			2004 over 2003		
	Net Change	Volume-Related Change	Rate-Related Change	Net Change	Volume-Related Change	Rate-Related Change
	in € millions					
Interest and similar income						
Interest income						
From loans and advances to banks	49	19	31	155	50	105
From loans and advances to customers	211	267	(55)	294	344	(50)
From current financial assets	(10)	30	(40)	6	6	—
From financial investments held-to-maturity	4	14	(10)	99	68	31
From derivative financial instruments (non-trading)	—	—	—	1	1	—
Current income						
Interest income and income from securities and participating interests	—	—	—	(2)	(2)	—
Other interest-like income	2	2	—	(2)	(2)	—
Total interest income	**257**	**331**	**(75)**	**550**	**466**	**85**
Interest and similar expenses						
Interest expenses						
On deposits from banks	75	79	(4)	54	110	(56)
On deposits from customers	4	92	(87)	236	89	147
On liabilities evidenced by paper	1	—	—	11	5	6
On subordinated capital	3	1	2	7	3	4
On derivative financial instruments (non-trading)	(3)	(3)	—	(2)	(2)	—
Other interest like expenses	—	—	—	3	3	—
Total interest expenses	**87**	**176**	**(89)**	**308**	**207**	**101**
Net interest income	**170**	**156**	**14**	**242**	**259**	**(17)**

Securities

In accordance with IFRS requirements, we segregate our securities portfolio into three categories: trading assets, other current financial assets and financial investments. In general, trading assets as well as other current financial assets (liquidity portfolio) are valued at market prices, whereas the financial investments are carried at amortized cost. These financial investments are securities which are held to maturity.

	As of December 31,		
	2002	2003	2004
	in € millions		
Trading portfolio			
Fixed-interest securities			
Bonds and debt securities by public sector	1,238	1,213	1,495
Bonds and debt securities by other issuers	124	133	538
Variable-interest securities			
Equity securities and other variable-yield securities	13	15	10
Investment fund certificates	1	1	1
Total Trading portfolio	**1,376**	**1,363**	**2,044**
Liquidity portfolio (available-for-sale)			
Fixed-interest securities			
Bonds and debt securities by public sector	327	478	430
Bonds and debt securities by other issuers	93	124	172
Variable-interest securities			
Equity securities and other variable-yield securities	12	13	1
Investment fund certificates	15	8	10
Total Liquidity portfolio	**447**	**624**	**612**
Financial Investments			
Fixed-interest securities			
Bonds and debt securities by public sector	60	270	1,944
Bonds and debt securities by other issuers	108	157	349
Equity participations:			
Affiliated companies	40	17	18
Companies accounted for using the equity method	10	11	15
Other interests	9	10	41
Total investment portfolio	**226**	**465**	**2,367**
Total securities	**2,049**	**2,452**	**5,024**

Breakdown of Funding Sources

The following table presents our sources of deposits and borrowed funds as of December 31, 2002, 2003 and 2004, broken down by certain major categories and the percentage of those categories of total funding.

	As of December 31,					
	2002		2003		2004	
	in € millions	in %	in € millions	in %	in € millions	in %
Deposits						
Customer deposits						
Savings deposits	782	6	870	5	958	4
Time deposits by customers	4,804	37	6,672	37	10,315	40
Sight deposits by customers	3,779	29	4,540	25	6,896	27
Deposits by banks						
Sight deposits by banks	96	1	694	4	476	2
Time deposits by banks	2,813	22	4,626	25	6,144	24
Total deposits	**12,274**	**95**	**17,403**	**96**	**24,789**	**96**
Debts evidenced by certificates						
Issued debt securities	147	1	258	1	369	1
Issued money market instruments	0	0	3	0	6	0
Other liabilities evidenced by paper	259	2	171	1	288	1
Total debts evidenced by certificates	**406**	**3**	**433**	**2**	**662**	**3**
Subordinated liabilities	194	2	252	1	423	2
Supplementary capital	0	0	58	0	21	0
Total funding	**12,873**	**100**	**18,146**	**100**	**25,895**	**100**

Analysis of Loans and Advances

Breakdown of Deposits by Type

The following tables set forth, as of December 31, 2004, the maturities and categories of our deposits.

	As of December 31,				
	2000	2001	2002	2003	2004
	in € millions				
Loan Portfolio by Borrower					
Loans and advances to customers:					
Loans to public sector	72	430	518	719	454
Loans to commercial enterprises	3,435	4,769	6,363	8,248	11,759
Loans to individuals	273	655	1,323	2,659	3,867
Loans to other non-bank institutions	22	43	37	81	163
Total loans and advances to customers	**3,801**	**5,897**	**8,240**	**11,707**	**16,242**
Loans and advances to credit institutions:					
Long-term loans to credit institutions	135	37	31	94	753
Other loans and advances to credit institutions	1,649	2,671	2,688	3,426	4,027
Total loans and advances to credit institutions	**1,784**	**2,708**	**2,719**	**3,521**	**4,779**
Total loans and advances	**5,585**	**8,604**	**10,959**	**15,227**	**21,022**

Loan Portfolio by Maturity

The following table sets forth our loan portfolio as of December 31, 2000, 2001, 2002, 2003 and 2004, broken down by time remaining to maturity.

	As of December 31,				
	2000	2001	2002	2003	2004
	in € millions				
Loan Portfolio by Maturity					
Loans and advances to customers:					
Without maturity	343	447	615	732	1,245
Less than five years	3,070	4,803	6,613	9,471	12,676
More than five years	388	647	1,012	1,503	2,321
Total loans and advances to customers	**3,801**	**5,897**	**8,240**	**11,707**	**16,242**
Loans and advances to credit institutions:					
Without maturity	208	427	392	1,172	774
Less than five years	1,576	2,233	2,198	2,266	3,949
More than five years		47	128	82	57
Total loans and advances to credit institutions	**1,784**	**2,708**	**2,719**	**3,521**	**4,779**
Total loans and advances	**5,585**	**8,604**	**10,959**	**15,227**	**21,022**

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain of our assets and liabilities as of December 31, 2002, 2003 and 2004.

	As of December 31, 2004					
	Without Maturity	Payable on Demand	Up to 1 Year	Between 1 and 5 Years	More than 5 Years	Total
			in € millions			
Assets						
Loans and advances to banks	—	774	3,863	85	57	4,779
Loans and advances to customers	—	1,245	6,838	5,838	2,321	16,242
Trading assets	39	—	1,159	568	681	2,447
Other current financial assets	10	—	429	165	8	612
Financial investments	74	—	1,417	846	30	2,367
Total assets	**124**	**2,019**	**13,706**	**7,502**	**3,098**	**26,448**
Liabilities						
Deposits by banks	—	476	2,730	2,742	673	6,620
Customer deposits	—	7,364	9,259	549	998	18,169
Debts documented by certificates	—	—	273	326	64	662
Subordinated liabilities	—	—	7	40	397	444
Total liabilities	**—**	**7,839**	**12,268**	**3,657**	**2,131**	**25,895**

	As of December 31, 2003					
	Without Maturity	Payable on Demand	Up to 1 year	Between 1 and 5 Years	More than 5 Years	Total
			in € millions			
Assets						
Loans and advances to banks	—	1,172	2,207	59	82	3,521
Loans and advances to customers	—	732	5,234	4,237	1,503	11,707
Trading assets	17	—	923	281	260	1,480
Other current financial assets	23	—	429	163	24	639
Financial investments	38	—	70	342	15	465
Total	**78**	**1,904**	**8,863**	**5,081**	**1,885**	**17,812**
Liabilities						
Deposits by banks	—	694	2,078	2,135	413	5,320
Customer deposits	—	5,167	6,599	267	50	12,083
Debts documented by certificates	—	—	116	254	63	433
Subordinated liabilities	—	—	7	11	294	311
Total	**—**	**5,861**	**8,799**	**2,667**	**819**	**18,146**

	As of December 31, 2002					
	Without Maturity	Payable on Demand	Up to 1 Year	Between 1 and 5 Years	More than 5 Years	Total
			in € millions			
Assets						
Loans and advances to banks	—	392	2,191	7	128	2,719
Loans and advances to customers	—	615	3,904	2,710	1,012	8,240
Trading assets	14	—	990	358	122	1,484
Other current financial assets	28	—	294	102	23	447
Financial investments	59	—	41	117	10	227
Total assets	**102**	**1,008**	**7,419**	**3,292**	**1,295**	**13,077**
Liabilities						
Deposits by banks	—	96	2,037	603	173	2,909
Customer deposits	—	4,284	4,869	168	44	9,365
Debts documented by certificates	—	—	278	108	20	406
Subordinated liabilities	—	—	0	39	155	194
Total liabilities	**—**	**4,379**	**7,184**	**917**	**392**	**12,873**

Lending Volume

The following table sets forth information on our credit exposure on loans to banks and customers, as well as our total credit exposure on securities and shares, contingent liabilities and undrawn credit facilities as of December 31, 2000, 2001, 2002, 2003 and 2004.

	As of December 31,				
	2000	2001	2002	2003	2004
			in € millions		
Loans and advances to banks	1,784	2,708	2,719	3,521	4,779
Loans and advances to customers	3,801	5,897	8,240	11,707	16,242
Of which					
Public sector	72	430	518	719	454
Corporate customers	3,365	4,511	6,363	8,248	9,331
Retail customers	273	655	1,323	2,659	6,295
Mortgage loans	163	908	972	1,882	2,875
Financial leasing	0	0	0	982	1,326
Securities and shares	695	1,383	1,990	2,413	2,033
Contingent liabilities	363	1,503	1,196	1,439	1,734
Undrawn credit facilities	294	1,840	2,602	3,066	4,205
Total credit exposure	**6,938**	**13,331**	**16,747**	**22,145**	**28,993**

Cross Border Exposure

The following table includes all our claims and contingent claims against residents and non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a system of country limits set by RZB as parent banking institution, which are regularly reviewed to avoid overexposure to any particular economic or political risk.

	As of December 31,		
	2002	2003	2004
		in € millions	
On- and Off-Balance Sheet Exposure by Country of Ultimate Risk			
Hungary	3,255	3,997	5,610
Slovakia	3,300	3,841	4,698
Croatia	1,848	2,353	3,081
Czech Republic	1,546	1,967	2,364
Poland	1,608	1,911	2,998
Russia	1,270	1,442	2,582
Romania	528	1,095	2,204
Slovenia	333	636	732
Bosnia & Herzegovina	349	595	923
Bulgaria	319	522	869
Serbia & Montenegro	81	464	1,073
Belarus	0	417	529
Ukraine	233	368	607
Other CEE countries	0	785	2
Austria	778	1,447	927
Other Western European countries	859	1,221	2,148
Other countries	136	185	568
Total	**16,443**	**22,461**	**33,284**

Management

We have a two-tier board system. The Management Board (*Vorstand*) is responsible for our management and the representation of our company with respect to third parties. The Supervisory Board (*Aufsichtsrat*) appoints and dismisses the members of the Management Board and supervises the Management Board's activities. The Supervisory Board may not make management decisions by itself. Pursuant to the Austrian Stock Corporation Act (*Aktiengesetz*) and our Articles of Association (*Satzung*), the consent of the Supervisory Board must be obtained for certain enumerated transactions. The Management Board must submit regular quarterly reports describing our business operations and our financial condition to the Supervisory Board. The Supervisory Board may also request additional special reports regarding any of our activities. The Austrian Stock Corporation Act prohibits simultaneous membership of the Management Board and the Supervisory Board of a company. See "Description of Share Capital and Summary of Articles of Association—Our Management Board" and "Description of Share Capital and Summary of Articles of Association—Our Supervisory Board."

The members of our Management Board and our Supervisory Board may be contacted at our business address (Raiffeisen International Bank-Holding AG, Am Stadtpark 9, A-1030 Vienna, Austria).

Management Board

The following information lists the current members of our Management Board and indicates the area in which each member focuses.

Name	Title/Area of Focus
Dr. Herbert Stepic	Chairman and Chief Executive Officer (CEO): Human Resources, Management Secretariat, Public Relations, Legal & Compliance, International Audit, Strategy & Acquisitions
Mag. Martin Grüll	Chief Financial Officer (CFO): Risk Management, Group Controlling & Accounting, Investor Relations, Network Asset & Liability Management, Treasury Coordination
Mag. Peter Lennkh	Regions & Corporate: Corporate Relationships, Co-ordination Alliances, Raiffeisen Leasing International, Networkbank Services
Aris Bogdaneris, M.A.	Retail Banking: Consumer Banking, SME Banking, Cards, Product Development & Branding
Mag. Heinz Wiedner	Chief Operating Officer (COO): Group IT, Process & Productivity Management, Organization & Project Offices
Dkfm. Rainer Franz	Executive Development, Training

Dr. Herbert Stepic, born in 1946, was appointed chairman of the Management Board and chief executive officer of RI on June 14, 2001. At that time we were a holding company controlling RZB's banking subsidiaries in Central and Eastern Europe. Dr. Stepic graduated from the Vienna University of Economics and Business Administration with PhD and masters degrees. He joined Genossenschaftliche Zentralbank AG (now RZB) in the foreign trade promotion department in 1973 and starting in 1978 he headed the department for correspondent banking. Dr. Stepic became a member of RZB's Management Board in 1987 and since then has been responsible for RZB's international business. In 1995, Dr. Stepic was appointed Deputy Chairman of RZB's management board. His current term on the Management Board expires on June 14, 2006. Dr. Stepic holds the following positions outside our Group: deputy chairman and board member of RZB and member of the supervisory boards of Oesterreichische Kontrollbank Aktiengesellschaft and of OMV Aktiengesellschaft.

Mag. Martin Grüll, born in 1959, was appointed a member of the Management Board and chief financial officer effective January 1, 2005. Mr. Grüll graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB in the international loan department in 1982. From 1988 to 1998, he headed the international corporate banking division. In 1998, he joined Bank Austria Handelsbank AG as a member of the management board and served as chairman of the

management board until 2002. In 2002, Mr. Grüll was appointed senior general manager Central & Eastern Europe at Bank Austria Creditanstalt AG. His current term on the management board expires December 31, 2009.

Mag. Peter Lennkh, born in 1963, was appointed a member of the Management Board responsible for regions, corporate & products effective October 1, 2004. Mr. Lennkh graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB, as an account manager in the international department, in 1988. From 1990 to 1992, he headed the international project finance department at Creditanstalt Leasing. In 1992, he rejoined the RZB Group and was appointed deputy member of the management board of Raiffeisenbank Czech Republic in charge of credit, risk management and Austrian corporate customers, as well as managing director of Raiffeisen Leasing Czech Republic. In 1997, Mr. Lennkh re-joined RZB and has held several positions, including division head of international corporate customers, and managing director of Raiffeisen Leasing International and Raiffeisen Property Invest. In 1999 he was appointed head of trade and export finance division which he held until his appointment with us. His current term on the Management Board expires September 30, 2007.

Aris Bogdaneris, M.A., born in 1965, was appointed Board Member responsible for Retail Banking of our company effective October 1, 2004. Mr. Bogdaneris graduated from the Johns Hopkins University, Washington with a Masters Degree in International Economics and International Relations in 1992. After beginning his career with Citicorp in Toronto he later worked in the Corporate Finance Division at ABN AMRO in Budapest and Warsaw. In 1995 Mr. Bogdaneris joined General Electric Company in the U.S. and undertook various assignment with GE Capital in France, Germany, Japan, Singapore, Mexico and the U.S. In 1998 he took over the position of COO of Budapest Bank (100% Subsidiary of GE Capital), and in 2001 became Deputy CEO, Member of the Board of Directors responsible for Retail Banking. From January 2004 until his assignment with our company he served as the Acting Chief Executive Officer. His current term on the Management Board expires on September 30, 2007.

Mag. Heinz Wiedner, born in 1953, was appointed a member of the Management Board in 2001 and chief operating officer in 2004. Mr. Wiedner holds a masters degree in business administration from the University of Graz and started his professional career with Citibank Austria as head of financial control in 1977. From 1979 to 1983, Mr. Wiedner was the project manager of system development and implementation at Citibank, Brussels. In 1983, he moved to Citibank, Buenos Aires, as head of operations and technology. From 1986 to 1988, he served as head of information business for Latin America at Citicorp Latino, Miami. In 1988, he relocated to Citibank, London and headed the department for cash management services. In 1993, Mr. Wiedner joined RZB as head of payment services. From 1995 until his current appointment with us, he was division head of transaction services and managing director of Raiffeisen Service Center, responsible for the payments system of the entire RZB Group. His current term on the Management Board expires August 31, 2009.

Dkfm. Rainer Franz, born in 1943, was appointed a Member of the Management Board on January 20, 2003. Mr. Franz graduated from the University of Economics and Business Administration, Vienna, with a Masters degree and also holds a MBA from the University of Notre Dame, Ind., USA. He started his professional career with Chase Manhattan Bank New York, NY, in 1972 and positions in New York, Tokyo, Hong Kong and Manila. In 1979 he moved to DG Bank, Deutsche Genossenschaftsbank, Frankfurt/Main, and had positions in Hong Kong and managed its Singapore branch. In 1986 he joined the Commercial Bank of Greece, Frankfurt/Main, as General Manager and held that position until his appointment as Deputy Chairman of the Board of Directors and Deputy General Manager at Tatra banka a.s., Bratislava, in 1990. In 1997 he was appointed Chairman of the Board and Chief Executive Officer of Tatra banka a.s., the positions he still holds today. His current term on the Management Board expires on January 20, 2008.

Supervisory Board

Pursuant to Austrian law the Supervisory Board must consist of members, who are elected at a shareholders' meeting or appointed by shareholders who have been granted the right to do so, and employee representatives (designated by the Works Council (*Betriebsrat*)). As we currently have no Works Council, there are no employee representatives delegated to the Supervisory Board. According to our Articles of Association the Supervisory Board consists of six members elected at a shareholders' meeting.

The following table provides information concerning the current members of our Supervisory Board, including their age, the year in which they were appointed and their current principal occupation outside our company.

Name	Born	Member since	Principal Occupation
Dr. Walter Rothensteiner	March 7, 1953	May 11, 2001	CEO & Chairman of the Management Board of RZB
Dr. Karl Sevelda	January 31, 1950	May 11, 2001	Member of the Management Board of RZB
Patrick Butler	February 14, 1957	September 29, 2004	Member of the Management Board of RZB
Mag. Manfred Url	October 3, 1956	May 11, 2001	Member of the Management Board of RZB
Stewart Gager	November 15, 1940	January 24, 2005	Financial Consultant and Principal, Popham Financial Consulting
Peter Woicke	January 29, 1943	January 24, 2005	Retired, former Executive Vice President, IFC

Remuneration of the Management Board

The total remuneration (including benefits, payments in kind and severance payments) paid to members of our Management Board amounted to € 2,615,000 for the year ending December 31, 2004. In addition, members of our Management Board received a total remuneration of € 104,000 in their capacities as members of the supervisory boards of our subsidiaries for the year ending December 31, 2004. Our chief executive officer, Dr. Herbert Stepic, is employed by and paid by RZB, although we reimburse RZB for half of his compensation. Additionally, Dkfm. Rainer Franz is employed by and is paid by Tatra banka a.s.

Board Members also enjoy the usual benefits of a company car and a partly company funded hospitalization insurance. In 2004, expenses for pensions of Board Members totalled € 807,000.

All Board Members, Supervisory Board Members as well as Senior Executives are covered by a D&O Insurance for which the Company pays all insurance premiums.

No loans or advance payments were granted to members of the Management Board.

In most cases, contracts with members of the Management Board terminate at the end of their term or for cause pursuant to the Austrian Act Stock Corporation Act or in accordance with the Austrian Employment Act. Two existing contracts with members of the Management Board may also be terminated without cause but with six months' notice. None of the contracts of members of our Management Board provide for benefits upon termination of employment, except for seniority-based severance bonuses (*Abfertigungen*). For one current board member the severance bonus amount would be multiplied by up to 2.5 after 10 years of service, pursuant to the Austrian Employment Act.

The duration of the service contracts with Management Board members corresponds to the duration of their terms of office. If the appointment of a Management Board member is terminated prior to the end of his agreed term, or if the member terminates his relationship with us, our contractual obligations end accordingly.

Remuneration of the Supervisory Board

In 2004, each member of our Supervisory Board elected by our shareholders received total compensation of € 30,000 for a full year of service.

No loans or advance payments were granted to members of the Supervisory Board.

Senior Management Compensation

To align the incentives of our senior management with our goal of a long term increase of company value and to attract and retain key performers, all required internal approvals for the introduction of a share incentive program for our Management Board members and the management board members of our Network Banks have been given. We expect that approximately 80 executives will be eligible to participate in the share incentive program. Based on an analysis of the total cash levels within our Network Banks, we put the countries in which we operate into three categories which are not identical with our geographical segments.

To participate in this share incentive program, eligible executives must buy a number of Shares with their own money on the open market (personal investment). After a participant has made this personal investment, the participant will receive a conditional grant of a specific number of Shares ("Target Amount"), which is fixed based on a certain percentage of the base pay of the respective board member ("Individual Target Value") and will depend on the number of Shares purchased as personal investment, but no more than three granted Shares per Share of personal investment. Different percentages will be used for determining Individual Target Values for different groups of countries, based on an analysis of local markets. Participants must make a personal investment of at least 30% of this Individual Target Value to obtain any benefit of the incentive program. During the three-year performance period of the plan the participants cannot dispose of their Shares without losing the benefit of the program. The actual number of Shares, which will be allocated after the performance period of three years, depends on the achievement of two performance targets: (1) the average return on equity (ROE) over the three year performance period, and (2) the total shareholder return (TSR) at the end of the performance period compared to the TSR-values of companies listed in the DJ EURO STOXX Banking Index, during the same period of time. In determining TSR, we will include share price appreciation as well as dividends (external return) and other shareholder rights.

Both performance elements, ROE and TSR, are weighted equally in the determination of the amount of Shares, which will be distributed at the end of the three year performance period. The number of Shares awarded at the end of a performance period may vary between 25% and 150% of the Target Amount. In any event the total share value distributed to a participant must not exceed three times the Individual Target Value compared to the date of the respective personal investment. We estimate the current cost of the plan to be approximately € 4.6 million.

The new share incentive program is intended to be settled by delivering Shares, although we may also decide to settle in cash. The program replaces our current long term incentive program for largely the same group of employees. For more information on the current long term incentive program, see Note 29 of our Consolidated Financial Statements according to International Reporting Standards ("IFRS") as at December 31, 2004. One time costs for the termination of the current program will amount up to € 3.6 million.

Employees

As of December 31, 2004 our consolidated Group had a total of 22,851 full-time equivalent employees. The following table shows our full-time equivalent employees as of December 31, 2002, 2003 and 2004.

	As of December 31,		
Entity	**2002**	**2003**	**2004**
Raiffeisen International Bank-Holding AG	3	12	83
RI Group Total	13,478	18,386	22,851

RI was established as a holding company in 1991 under the corporate name DOIRE Handels- und Beteiligungsgesellschaft and has served as a holding for RZB Group's operations in the CEE since 1995 when it was renamed Raiffeisen International Beteiligungs GmbH. In 2001, RI was converted into a joint-stock company under the corporate name Raiffeisen International Beteiligungs AG. Since then, RI has also served as a management vehicle for RZB's operations in the CEE. RI's corporate name was changed to its present form in 2003. We have gradually added management and control functions to RI, including credit risk management, strategic planning, controlling and accounting, and investor relations. As of December 31, 2004, RI as a holding company employed 83 people. We attempted to hire former employees of RZB to the extent possible. In addition, we also recruited from outside RZB. Approximately 70% of our current staff are former RZB employees.

Currently, we are not legally classified as a bank or financial institution, so the collective bargaining agreement for banks set according to Austrian law does not apply to our company. Instead the collective

bargaining agreement for "Trade and Information and Consulting Services" applies. Our workforce in the CEE is either not, or only partly, unionized depending on the national union structure and the legal framework of each country.

Our management pays close attention to human resources and employee relations questions and issues and adheres to the principle of fair and equitable treatment for all employees. As a result, we enjoy excellent relations with our employees through our entire organization.

We believe that the key to our success is our people. We therefore emphasize on training and the development of our workforce. The programs offered range from executive development initiatives for board members to technical training for various functions. In 2004, we invested into approximately 339 training days at Raiffeisen International Bank-Holding AG and approximately 78,000 training days Group-wide.

We provide a defined contribution company pension plan that provides a disability and retirement pension benefit through a pension fund based on employer and voluntary employee contributions. In addition, two board members and one employee have special pension arrangements resulting from previous pension arrangements for RZB's employees.

We will provide employees with the opportunity to purchase Offer Shares at a discount. According to this employee share purchase program, all employees of participating RZB Group companies are invited to purchase Offer Shares, so far as such offering is lawful under local regulations. Employees are entitled to purchase Offer Shares worth up to € 7,300 each with a 20% discount from the Offer Price. Employees will also receive a preferred allocation of Offer Shares. Employees must repay the discount if they sell their Shares within one year of purchase.

DESCRIPTION OF SHARE CAPITAL AND SUMMARY OF ARTICLES OF ASSOCIATION

This chapter includes a short summary of the most important issues of the Austrian Stock Corporation Act (*Aktiengesetz*) and a description of selected parts of our Articles of Association. It should be noted that this description comments on only selected aspects of our Articles of Association and not on all their contents.

Our Share Capital and Our Shares

Our Share Capital and Our Shares Prior to the Offering

Our shares are issued as ordinary no-par value voting shares. Shares from future capital increases shall also be issued as no-par value shares. Unless the resolution on the capital increase determines differently, the shares shall be issued as bearer shares. The right to receive individual share certificates is excluded. To the extent legally admissible, the shares issued by us may be represented by global certificates. Our share capital prior to the Offering amounts to € 380,434,728.61 and is divided into 125,000,000 ordinary no-par value voting bearer shares.

Under Austrian law, no-par value shares (*Stückaktien*) have a notional portion of the share capital which equals the total amount of the issued share capital divided by the number of shares. The notional portion of the share capital of our ordinary no-par value shares amounts to € 3.04 (rounded) per share.

General Information on Capital Measures

Austrian law permits us to increase our share capital in any of four ways:

- a shareholder resolution authorizing the issuance of new shares (*ordentliche Kapitalerhöhung*);
- a shareholder resolution authorizing the Management Board under the Articles of Association and subject to approval of the Supervisory Board to issue new shares up to a specified amount (not exceeding 50% of the share capital) within a specified period, which may not exceed five years (authorized capital/*genehmigtes Kapital*);
- a shareholder resolution authorizing the issue of new shares up to a specified amount for specific purposes, such as for employee stock options (not exceeding 10% of the share capital), converting rights granted to holders of convertible bonds or use as consideration in a merger (not exceeding 50% of the share capital) (conditional capital/*bedingtes Kapital*); and
- a shareholder resolution authorizing the Management Board to effect a conditional capital increase with the approval of the Supervisory Board in order to grant stock options to employees, executives and members of the Management Board up to a certain nominal amount (not exceeding 10% of the share capital) (authorized conditional capital/*genehmigtes bedingtes Kapital*).

Shareholder resolutions which increase our share capital require a simple majority of the share capital present at the shareholders' meeting, unless the subscription rights of existing shareholders are to be excluded, in which case a 75% majority is required. Shareholder resolutions approving conditional or authorized capital each require a 75% majority of the share capital present at the relevant shareholders' meeting.

In general, except for certain reductions of share capital by redemption of own shares, a resolution relating to the reduction of our share capital requires a majority of at least 75% of the share capital present at our shareholders' meeting.

Changes to Our Share Capital and the Shareholder Structure Within Three Years Prior to the Offering

During the last three years, our share capital has changed as follows:

Our shareholders' meeting resolved on July 19, 2004 to increase our share capital from € 50,000,000 by € 300,000,000 to € 350,000,000 by issuing 7,500,000 new shares. The newly issued shares were subscribed by RZB for an issue price of € 40.00 per share and the notional proportion of each newly issued share following the share capital increase equaled € 6.087.

On October 15, 2004, our share capital was increased by € 30,434,782.61 to € 380,434,782.61 by issuing 5,000,000 shares, of which 2,500,000 were subscribed each by the European Bank for Reconstruction and Development and by the International Finance Corporation for an issue price of € 40.00 per share.

In November 2004, RZB sold shares to banks within the RBG Group and their subsidiaries for a price of € 40.00 per share prior to the 2-for-1 share split which occurred on March 8, 2005. This price was fixed in June 2004. For further information on current shareholders see "Major Shareholders".

On March 8, 2005, our shareholders' meeting voted in favor of a 2-for-1 share split. As a result of the share split, the number of outstanding shares doubled from 62,500,000 shares to 125,000,000 shares, each share representing a notional par value of (rounded) € 3.04.

Authorized Capital (*genehmigtes Kapital*)

In a shareholders' meeting held on March 8, 2005, our shareholders resolved to authorize the Management Board to increase our share capital against cash contributions by up to € 66,999,997.83 to up to € 447,434,780.44 by the issue of up to 22,014,285 ordinary no-par value voting bearer shares. The Management Board may also resolve on the exclusion of subscription rights upon approval of the Supervisory Board.

Capital Increase with Respect to the Offering

The New Shares being offered pursuant to this Offering Memorandum will be issued on the basis of a capital increase that excludes the subscription rights of our existing shareholders. On March 29, 2005 the Management Board resolved to issue up to 13,300,000 ordinary no-par value voting bearer shares and up to 4,470,000 ordinary no-par value voting bearer shares for the over-allotment option. On April 1, 2005 the Management Board determined the price range for the Offer Shares. The determination of the final Offer Price and of the exact volume of the capital increase is subject to a subsequent resolution of the Management Board.

The Management Board's resolutions of March 29, 2005 and of April 1, 2005 were approved by the Supervisory Board on April 1, 2005. The Supervisory Board authorized the Management Board to determine the Offer Price and the terms of the Offering at its own discretion.

The resolution determining the final Offer Price and the exact volume of the capital increase will be passed by the Management Board at the end of the Offer Period.

Conditional Capital (*bedingtes Kapital*)

Our Articles of Association do not provide for conditional capital.

Share Certificates/Transferability

The Management Board determines the form and content of all share certificates, dividend coupons, renewal coupons, interim certificates or other securities that are issued by our company. The right to receive individual share certificates is excluded by our Articles of Association. Our ordinary bearer shares are freely transferable without the prior approval of the Management Board and the Supervisory Board.

Our Business Objectives

The objectives of our business include the participation in domestic and foreign businesses of any kind as well as the acquisition, the holding and the management, in particular as managing shareholder, and the administration of our participation as a holding company for these businesses, in particular the participation in internationally operating banks and financial institutions with a registered seat in Austria and abroad.

In addition, our company may provide advice and deliver management services of any kind to the businesses we are participating in or with whom we are affiliated in any way, to develop and administer projects in Austria and to acquire and dispose of real estate. Furthermore, we may render all services which are directly or

indirectly connected with the objectives of our business, in particular, services in the field of corporate organization, automatic data processing and information technology.

Shareholders' Meetings

The shareholders exercise their rights at shareholders' meetings. An annual shareholders' meeting (sometimes also referred to "annual general meeting" or "AGM") is to be held at least once a year in Vienna where we have our registered office. Our Articles of Association provide for the AGM to be held at the latest seven months after the end of the preceding financial year. For the meeting to be validly held at least 21 days' prior notice must be given. During the first 14 days of this period, shareholders are required to deposit their shares with us, an Austrian notary public or at the head office of an Austrian credit institution.

An extraordinary shareholders' meeting may be convened at any time by the Management Board, the Supervisory Board or, under certain circumstances, by minority shareholders who own at least 5% of the shares. At shareholders' meetings shareholders have the right to ask questions and to submit motions for approval regarding all items on the agenda. In general, the shareholders' meeting passes decisions by a simple majority of the votes cast. For certain issues, the Stock Corporation Act and the Articles of Association may require a higher quorum. The law prohibits the issuance of shares with more than one voting right. See "—Shareholders' Rights" below.

The chairman of the Supervisory Board presides at our shareholders' meetings. If the chairman is not present, one of the deputy chairmen presides. All resolutions at the shareholders' meeting may be passed by a simple majority of votes cast or, in the event that the majority of the share capital present is required, by a simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

Within five months of the end of the financial year, our Management Board is required to prepare financial statements which must be audited. Our shareholders' meeting passes a resolution on the appointment of our independent auditors, based on a recommendation from the Supervisory Board. The Supervisory Board, acting on the basis of the shareholders' resolution, notifies the auditors of their appointment.

Shareholders' Rights

Each of our ordinary shares entitles its holder to one vote at our shareholders' meeting. In general, shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

As our parent company, RZB will maintain a shareholding exceeding 50% after the Offering, some of the most important shareholder rights, and in particular minority rights, are discussed below.

By law the following measures require a majority of at least 75% (which may not be reduced by our Articles of Association) of the share capital present at a shareholders' meeting:

- change of the business purpose;
- increase of the share capital with a simultaneous exclusion of subscription rights;
- approval of authorized or conditional capital;
- decrease of the share capital;
- exclusion of subscription rights for convertible bonds, bonds, and participation rights;
- dissolution of the company or continuation of a company already dissolved;
- transformation of the company into a company with limited liability (*Gesellschaft mit beschränkter Haftung*);
- approval of a merger or a demerger;
- transfer of all assets of the company; and
- approval of profit pools or agreements on the operation of the business.

A majority of 90% of the entire share capital is required for an upstream merger pursuant to the Austrian Transformation Act (*Umwandlungsgesetz*) or for a demerger disproportionate to shareholdings pursuant to the Austrian Demerger Act (*Spaltungsgesetz*).

A shareholder or a group of shareholders with an aggregate shareholding of at least 20% of the share capital are entitled to object to settlements or waivers of liability claims of the company against members of the Management Board, the Supervisory Board or third parties.

A shareholder or a group of shareholders with an aggregate shareholding of at least 10% of the share capital are entitled to:

- demand special audits of the activities with respect to the establishment of the company and its management if these activities took place within the last two years, and make an application with respect to the appointment of a special auditor by a court, if such request has been rejected by a resolution of the shareholders' meeting;
- veto the appointment of a special auditor and request a court to appoint another special auditor;
- request the adjournment of the shareholders' meeting if certain line items of the annual financial statements are found to be incorrect by the minority shareholders;
- request the appointment of another auditor of our financial statements by the court for cause; and
- request the assertion of damage claims on behalf of the company against members of the Management Board, the Supervisory Board or third parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders with an aggregate shareholding of at least 5% of the share capital are entitled to:

- request the convocation of a shareholders' meeting or convoke a shareholders' meeting upon judicial authorization, if the Management Board or the Supervisory Board do not comply with the request for a shareholders' meeting;
- request the inclusion of items on the agenda of the shareholders' meeting;
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if a special audit report reveals facts which may lead to damage claims against the aforementioned persons;
- apply for the appointment or removal of liquidators for cause;
- apply for an audit of the annual financial statements during liquidation; and
- appeal against a resolution of the shareholders' meeting, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limits set by law or the Articles of Association.

Each shareholder is entitled to receive dividends (See "Dividend Policy") and to the assets remaining after *the discharge liabilities in the event of dissolution of the company.*

Our Management Board

The Management Board of an Austrian stock corporation is appointed by the Supervisory Board for a maximum period of five years although a re-election of a member to the Management Board is permitted. The Management Board may be dismissed by the Supervisory Board for important reasons, such as gross negligence and deliberate breach of duties. The shareholders themselves are in general not entitled to appoint or dismiss the Management Board.

The Management Board has no obligation to obey orders or directives, originating either from the shareholders' meeting or from the Supervisory Board. Certain transactions mentioned in the Stock Corporation Act and the Articles of Association require the prior consent of the Supervisory Board. If such transactions are executed without the consent of the Supervisory Board, the Management Board shall be liable towards the

company. The transactions, however, are valid towards third parties. Furthermore, the Management Board shall report to the Supervisory Board at least annually regarding fundamental questions of future business policy. In addition, the Management Board shall report to the Supervisory Board regularly, at least quarterly, on the progress of the business operation and on the status of the business in comparison to a forecast calculation.

The Stock Corporation Act provides for no minimum or maximum number of members of the Management Board. According to our Articles of Association, our Management Board consists of a minimum of two and a maximum of seven members who are appointed by the Supervisory Board for a maximum term of office of five years. Once the term of office of a member of the Management Board has ended, appointments for further terms of office shall be permissible. Persons who have reached the age of 68 years may not be appointed as members of our Management Board or re-appointed for further terms.

Our Supervisory Board appoints one of the Management Board members as chairman whose vote shall be decisive in the case of parity of votes, and up to two deputy chairmen. The rules of procedure for the Management (*Geschäftsordnung*) are set up by the Supervisory Board. Our company is represented jointly by two members of the Management Board or one member of the Management Board together with a holder of a special statutory power of attorney (*Prokurist*).

In general, the Austrian Stock Corporation Act does not provide a shareholder with any direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached their duties. Apart from insolvency or tort claims, only we as a company have the right to claim damages from the members of either of our Boards. We may waive this right or settle these claims only if five or more years have passed since the alleged breach and if the shareholders approve the waiver or settlement at a shareholders' meeting by a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, 5% or more of our share capital and do not have their opposition formally noted in the minutes maintained by an Austrian notary public.

Our Supervisory Board

In general, the Supervisory Board of an Austrian stock corporation may be comprised of a minimum of three and a maximum of 20 members (depending on the share capital). These members of the Supervisory Board are either elected by the shareholders' meeting or appointed by one or more shareholders if they have been granted the right to do so in the Articles of Association. Moreover, employees' representatives (group employees' representatives) are entitled (but not obliged) to appoint to the Supervisory Board one employees' representative for every two shareholders' representatives.

The Supervisory Board supervises the Management Board, but it may not actively engage in the management of a company. Supervision is exercised by the examination of regular reports which must be provided by the Management Board to the Supervisory Board. Furthermore, the Supervisory Board must approve certain transactions prior to their implementation, e.g. the acquisition or disposal of participations, investments above a certain threshold (determined in the articles of association or the rules for the Supervisory Board), and the granting of stock options to members of the Management Board etc.

Our Supervisory Board consists of three (minimum) and 10 (maximum) members who have either been elected by the shareholders' meeting or appointed by shareholders entitled to do so. Our shareholder RZB has the right to appoint up to one-third of the members of the Supervisory Board as long as RZB holds an ownership interest in our company and we or any of our subsidiaries use the name "Raiffeisen" in the company name. In addition to the members elected by the shareholders' meeting or appointed by RZB, Austrian labor law provides the right for the Works Council to delegate members to the Supervisory Board. As we have no Works Council, no members have been delegated to the Supervisory Board.

No member of the Supervisory Board may be elected for a term of office longer than five years; however, re-election shall be permissible. Persons who have reached the age of 70 years may not be elected as members of the Supervisory Board or re-elected for further terms. No person may be elected as a member of the Supervisory Board who already holds more than eight seats in Supervisory Boards of (other) listed companies. The shareholders' meeting may dispense from this requirement to the extent legally permissible. The Supervisory Board elects a chairman and up to three deputy chairmen from its members. Currently, our Supervisory Board consists of six members elected or appointed by the shareholders. See also "Management and Employees—Supervisory Board."

Our Supervisory Board supervises the management of our company. It adopts our by-laws (*Geschäftsordnung*), which shall include those transactions which require the prior approval of the Supervisory Board.

Repurchase of Own Shares

Pursuant to the Stock Corporation Act, Austrian stock corporations may not purchase their own shares, subject to certain limited exceptions. We may purchase our own shares only in the following limited circumstances:

- upon approval of our shareholders' meeting, for a period not exceeding 18 months and limited to a total of 10% of the share capital, if the shares are listed on a regulated market (such as the Official Market of the Vienna Stock Exchange), or if the shares are intended to be offered to our employees or employees of certain affiliated companies, or for the purpose of trading in our own shares (the trading portfolio must not exceed 5% of our share capital on any close of day; the resolution must determine a minimum and a maximum consideration);
- in case the shares are acquired without payment of consideration or when acting as agent on a commission basis;
- to prevent substantial, immediately impending damage to our company (subject to the limitation of a total of 10% of the share capital);
- by way of universal succession (i.e., succession by merger);
- for the purpose of indemnifying minority shareholders; and
- as part of a redemption of shares in accordance with the rules for capital decreases approved by our shareholders' meeting.

Compulsory Public Takeover Offers

According to our Articles of Association, the general rule of the Austrian Takeover Act which allows the offer price to be up to 15% below the highest price paid for our Shares by the offer or during the preceding 12 months before the offer is made shall not apply to our Shares. See also "Regulation of Austrian Securities Markets—The Austrian Takeover Act."

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*).

AUSTRIAN CORPORATE GOVERNANCE CODE

The Austrian Code of Corporate Governance (the "Code") was published by the Austrian Working Group on Corporate Governance in October 2002. The Code creates a framework for the management and control of companies that provides accountability and sustainable, long-term value.

The Code is based on statutory provisions of Austrian corporate law, securities law and capital markets law. In addition, the Code contains rules considered to be a part of common international practice, such as the principles set out in the OECD Principles of Corporate Governance. Non-compliance with some of these rules must be explained to the shareholders' meeting, but the Code also contains rules that are purely voluntary and do not require explanation in the case of deviations. Overall, successful implementation of the Code depends on self-regulation by companies.

The Austrian Code of Corporate Governance has been amended in February 2005 in order to reflect the changes in the Stock Exchange Act and the Commercial Code.

Our Management Board and Supervisory Board have approved a general commitment to the Code, but the Code has not yet been implemented. In the future, we will publish a report once a year regarding compliance with the Code that will include explanations of deviations from the Code. These reports will be published in the annual report and available on our website.

General

The Austrian securities markets are regulated by a number of acts and laws. However, the most important are the Austrian Stock Exchange Act (*Börsegesetz*) and the Capital Market Act (*Kapitalmarktgesetz*) as well as a number of regulations, such as the Issuers Compliance Regulation (*Emittenten-Compliance-Verordnung*) and the Publication Directive (*Veröffentlichungs-Verordnung*), regulating the publication of reports on the granting of stock options. In addition, the Austrian Takeover Act (*Übernahmegesetz*) and respective regulations are to be applied to the takeover of shares of listed companies.

Only certain, significant issues of Austrian Securities Markets Regulation will be discussed below.

Ad Hoc Publicity

Under the Austrian Stock Exchange Act, we will be required to publish, without delay (*unverzüglich*), any detailed information not known to the public which concerns us directly or indirectly, and which would, if it were publicly known, substantially influence the price of our Shares. We will be required to communicate any such information to our investors in Austria and to post such information on our company website. We may delay publication of relevant information in order to prevent harm to us if we have a legitimate interest in not disclosing the information, but only if investors would not be misled or suffer any damages as a result of not disclosing the information. We have to inform the FMA, if we decide to delay relevant information. Prior to publishing relevant information, we will be required to communicate the information to the FMA and the Vienna Stock Exchange.

Changes in Major Shareholdings

If natural persons or legal entities, directly or indirectly, acquire or sell shares in a stock corporation whose registered office is in Austria and whose stock is quoted on the Official Market or Semi-Official Market of the Vienna Stock Exchange, then these entities are obliged to notify the FMA and the Vienna Stock Exchange as well as the company within seven calendar days of the acquisition or disposal of a major shareholding. Such an event is deemed to exist if, as a consequence of the acquisition or disposal, the proportion of the voting rights held reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% or 90%. The seven calendar days begin to run when the shareholder of a major shareholding gains, or should have gained, knowledge of the acquisition or sale.

The company is obliged to publish any such event in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) within nine days of being notified thereof. Furthermore, persons discharging managerial responsibilities with regard to an issuer and, where applicable, persons closely associated with them, must publish without delay or notify the FMA of the existence of any transactions conducted on their own account relating to shares of the issuer, or to derivatives or other financial instruments linked to them if the aggregated value of such transaction exceeds € 5,000 per calendar year. For purposes of calculating this threshold, the value of all such transactions during a calendar year are aggregated.

Any relevant information on changes in the shareholding structure has to be published without delay.

Insider Rules

Austrian law prohibits the abuse of insider information committed on Austrian territory or by Austrian citizens abroad. The provisions on insider information have been subject to a major amendment, implementing the provisions of the European Directive 2003/6/EC of the European Parliament and the Council of January 28, 2003 on insider dealing and market manipulation (market abuse) which became effective January 1, 2005 (Federal Law Gazette No 127/2004).

Market abuse consists of insider dealing and market manipulation.

Insider information is defined as detailed information not known to the public which concerns directly or indirectly one or more issuers of financial instruments, or one or more financial instruments, and which would,

if it were publicly known, substantially influence the quoted value of such financial instruments or of derivatives linked to them. In other words, a reasonable investor would likely use such information as the basis for his investment decision.

An insider is any person who has access to inside information either due to his position as a member of the administrative, managing or supervisory body of an issuer or due to his profession, occupation, responsibilities or shareholding. In addition, an insider is also any person who gains access to inside information by way of a criminal offence.

Any insider who uses inside information with the intent to gain a pecuniary advantage for himself or a third party by buying or selling financial instruments or by offering or recommending such instruments to third parties, or who provides access to such information to third parties without being required to do so, is subject to a criminal penalty of up to three years' imprisonment. If the financial advantage achieved exceeds € 50,000, the penalty is between six months and five years' imprisonment. If this criminal offence is performed by a person who is not an insider, but has information which has been made available to him, he shall be subject to a criminal penalty of up to one year's imprisonment. If the financial advantage achieved exceeds € 50,000, the penalty shall be up to three years' imprisonment.

Market manipulation describes transactions or trade orders which give, or are likely to give, false or misleading signals as to the supply of, demand for, or price of, financial instruments, or which secure, by a person, or persons acting in collaboration, the price of one or several financial instruments at an abnormal or artificial level, unless the person who entered into the transactions or issued the trade orders has legitimate reasons for doing so and these transactions or trade orders conform to accepted market practices on the regulated market concerned. Furthermore, market manipulation also means transactions or trade orders which employ fictitious devices or any other form of deception or contrivance. Finally, market manipulation includes dissemination of information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to financial instruments, including the dissemination of rumors and false or misleading news, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading.

Market manipulation is subject to an administrative fine of up to € 35,000 which may be imposed by the FMA.

Pursuant to the Austrian Stock Exchange Act, every issuer is obliged to inform its employees and other persons providing services to the issuer about the prohibition on the misuse of inside information, to issue internal directives for the communication of information within the company and to monitor compliance. Furthermore, issuers are obliged to take organizational measures to prevent the abuse of inside information or its disclosure to third parties. The Issuers' Compliance Regulation, which regulates the measures to be taken by issuers in further detail (e.g. black-out periods) and according to which any issuer whose securities are admitted to listing on the Official Market or the Semi-Official Market must issue a compliance directive (*Compliance-Richtlinie*). These compliance directives must be submitted to the FMA.

The Austrian Takeover Act

The Austrian Takeover Act applies to all public offers for the shares of Austrian companies listed on the Vienna Stock Exchange. When the given threshold is exceeded, a takeover offer must be made in accordance with the rules of the Takeover Act. The Austrian Takeover Act provides for both voluntary offers and compulsory offers.

An offer must take the form of a compulsory offer when a shareholder or a group of shareholders or any third person or persons acting in concert have gained a direct or indirect controlling interest over a listed company. According to the First Regulation by the Takeover Commission under the Takeover Act, a direct or indirect controlling interest exists in the case of:

- ownership of the majority of the target company's voting rights;
- the right to appoint or dismiss the majority of the members of the management board or supervisory board; or
- the ability to exert a controlling influence over the business of the target company.

Furthermore, a controlling interest is presumed to exist in the event of the acquisition of:

- 30% of the voting rights of a company; or
- between 20% and 30% of the voting rights of a company, if this amount would have comprised a majority of the votes present at the last three consecutive ordinary shareholders' meetings.

In addition, a bidder with a controlling interest but without a majority of voting rights is required to make a mandatory offer each time it acquires a further 2% or more of the target's voting stock within a period of 12 months.

The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid or agreed to be paid by the bidder during the last 12 months, reduced by a discount of 15%.

The Takeover Act requires that the bidder prepare offer documents to be examined by an independent expert, either a qualified auditor or a bank, before being filed with the Takeover Commission and the target company. The management of the target company must issue a statement on the offer which is also subject to a mandatory examination by an independent expert. Any higher bids or other competitive bids must follow the same rules. From the time a bidder publicizes its intention to submit a public offer, a target company may not generally undertake measures to jeopardize the offer. The bidder must refrain from selling any shares in the target company. The violation of any material legal provisions may result in the suspension of voting rights and fines imposed by the Takeover Commission.

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of the Shares based on the tax laws of Austria and the United States in effect on the date of this Offering Memorandum. Tax consequences are subject to changes in Austrian or U.S. law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in the Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Austria and the United States. It also does not take into account investors' individual circumstances. Investors are advised to consult their tax advisors as to Austrian, U.S. or other tax consequences of the acquisition, ownership and disposition of the Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Austrian Taxation

Income Tax and Corporate Income Tax

Taxation of Dividends

Dividends distributed by an Austrian corporation, such as the company to its shareholders are subject to a withholding tax (*Kapitalertragsteuer*), levied at a rate of 25%.

For individuals resident in Austria (*unbeschränkt steuerpflichtige natürliche Personen*) this 25% withholding tax is a final tax (*Endbesteuerung*), i.e. no tax is levied over and above the amount withheld. Furthermore, the dividends do not have to be included in the shareholder's income tax return. However, if the dividends are included in the shareholder's income tax return, they are taxed at a rate equal to one-half of the shareholder's average income tax rate, the tax withheld being credited against the income tax assessed. Expenses incurred by the shareholder in connection with the shares (including interest expenses) may not be deducted for tax purposes.

For corporations resident in Austria (*unbeschränkt steuerpflichtige Körperschaften*) dividends derived from a participation in an Austrian corporation are exempt. The tax withheld is credited against the corporate income tax assessed. No withholding obligation exists in the case of a direct participation of at least 25% of the share capital. Interest expenses incurred by the shareholder in connection with the shares may be deducted for tax purposes.

For individuals and corporations not resident in Austria (*beschränkt steuerpflichtige natürliche Personen und Körperschaften*) the 25% withholding tax is a final tax, subject, however, to applicable double taxation treaties. Austria has concluded such treaties with more than 60 countries. Many of these treaties, including the treaty with the United States, provide, so long as the shares are not attributable to an Austrian permanent establishment (*Betriebsstätte*), for maximum taxation in Austria at a rate of 15%, in which case any balance will be refunded by the Austrian tax authorities upon request. In order to obtain a reduced rate under an applicable tax treaty (including the treaty with the United States), a shareholder not resident in Austria will generally have to provide a certificate of residence issued by the tax authorities of the shareholder's country of residence. Claims for refund of the Austrian withholding tax can be made by using the form ZS RD 1 (German) or ZS RE 1 (English). The application form may be obtained from the Austrian Ministry of Finance (http://www.bmf.gv.at/service/formulare/steuern/detail.htm?FTYP=zws). Finally, under the Austrian provisions implementing the EC Parent/Subsidiary-Directive (90/435/EEC), there is a complete exemption from withholding for dividends paid to qualifying EC corporations which have held an ownership interest in the Austrian corporation of at least 10% for one year or more.

Taxation of Capital Gains

For individuals resident in Austria holding shares in an Austrian corporation as non-business assets (*Privatvermögen*), capital gains realized upon the sale of those shares are treated as follows:

If the shares are sold within 12 months after purchase, capital gains are taxable at the applicable progressive income tax rate.

If the shares are sold more than 12 months after purchase, capital gains are not subject to tax, unless the shareholder has, at any point in time during the last five years, held a participation of at least 1% in the corporation. In this case, the capital gains are taxed at one-half of the average income tax rate of the shareholder.

For individuals resident in Austria holding shares in an Austrian corporation as business assets (*Betriebsvermögen*), capital gains realized upon the sale of those shares within 12 months after purchase are taxable under the progressive income tax rate. If, however, the shares are sold more than 12 months after purchase, the capital gains are taxed at one-half of the average income tax rate of the shareholder.

For corporations resident in Austria, capital gains realized upon the sale of shares in an Austrian corporation are taxed at the normal corporate income tax rate of 25%.

For individuals and corporations not resident in Austria, capital gains realized upon the sale of shares in an Austrian corporation are only taxable if the shareholder has, at any time during the five years prior to the sale, held a participation of at least 1% in the corporation. However, in the event that the shares are not attributable to an Austrian permanent establishment, most Austrian tax treaties, including the treaty with the United States, provide for exemption of these capital gains.

Inheritance and Gift Tax

Austrian inheritance and gift tax is levied on inheritances and gifts pursuant to the Austrian Inheritance and Gift Tax Act (*Erbschafts- und Schenkungssteuergesetz*). The tax rate varies from 2% to 60%, depending upon the value of the assets transferred and the relationship of the deceased to the heir or the donor to the donee. The tax basis is generally the fair market value of the assets transferred. A tax exemption exists for the inheritance of shares in an Austrian corporation, where the deceased's shareholding in the corporation amount to less than 1%.

Individuals and corporations not resident in Austria transferring shares after death or while alive are not subject to Austrian inheritance or gift tax, provided that the deceased/donor and heir/donee are not Austrians within the meaning of the Austrian Inheritance and Gift Tax Act and the deceased/donor did not hold the shares as a business asset.

Capital Contribution Tax

The issuance of new shares by an Austrian corporation as defined in the Austrian Capital Transactions Tax Act (*Kapitalverkehrsteuergesetz*) is subject to Capital Contribution Tax (*Gesellschaftsteuer*) amounting to 1% of the consideration. Such tax is collected from the company issuing the new shares.

United States Taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Shares. This summary addresses only U.S. federal income tax considerations of U.S. Holders (as defined below) that will hold the Shares as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to an investment decision regarding Shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) certain financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; (h) regulated investment companies; (i) real estate investment trusts; and (j) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, final and proposed U.S. Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Republic of Austria and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty"), in each case as in effect and available on the date of this Offering Memorandum. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of Shares. U.S. Holders should also review the discussion under the section headed "Austrian Taxation."

For purposes of this summary a "U.S. Holder" is a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Shares should consult its own tax advisor.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution (including any amounts withheld in respect of Austrian taxes), other than certain pro rata distributions of common shares or rights to acquire common shares, that is actually or constructively received by a U.S. Holder with respect to Shares will be a dividend to the extent that it is paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles) that is includible in the gross income of such U.S. Holder as ordinary income. We do not, and have no intention to, keep records of earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid on Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends-received" deduction. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by certain non-corporate U.S. Holders will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" in taxable years beginning before January 1, 2009. We expect to be considered a qualified corporation. Accordingly, subject to the discussion below under "Passive Foreign Investment Company Considerations", dividends paid by us will, subject to various limitations, be eligible for the reduced income tax rate for certain non-corporate U.S. Holders. The amount of qualified dividend income, if any, paid by us to a U.S. Holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend.

The gross amount of any dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros calculated by reference to the exchange rate in effect on the date the euros are received by the U.S. Holder, regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A *pro rata* distribution of additional shares to U.S. Holders with respect to their Shares that is made to all shareholders generally will not be subject to U.S. federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

For purposes of calculating the foreign tax credit, dividends paid on Shares will be treated as income from sources outside the United States. In certain circumstances, a U.S. Holder that (i) has held the Shares for less than a specified minimum period during which it is not protected from the risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign withholding taxes imposed on dividends paid on Shares. Austrian taxes withheld at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending on the U.S. Holder's circumstances. Austrian taxes withheld in excess of the rate provided in the Treaty for which a refund is available are not eligible for credit against a U.S. Holder's U.S. federal income tax liability. See "Austrian Taxation-Taxation of Dividends" for a discussion of how a U.S. Holder may obtain the Treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct otherwise creditable Austrian taxes in computing the U.S. Holder's U.S. federal taxable income, subject to generally applicable limitations under U.S. tax law. **The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.**

Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. Holder's tax basis in such Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts and estates) if the Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

As discussed above under "Austrian Taxation-Taxation of Capital Gains", gains realized on the disposition of a Share by a U.S. Holder may be subject to Austrian tax if the U.S. Holder is not eligible for an exemption under the Treaty and has held at least 1% of our share capital in the five years preceding the disposal. U.S. Holders are advised to consult their own tax advisors with respect to their ability to credit any such Austrian tax against their U.S. federal income tax liability.

A U.S. Holder that receives euros on the sale, exchange or other disposition of Shares will realize an amount equal to the U.S. dollar value of the euros on the date of disposition (or in the case of cash basis and electing accrual basis U.S. Holders, the U.S. dollar value of the euros on the settlement date). If a U.S. Holder receives euros upon a sale, exchange or other disposition of Shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company Considerations

Based upon certain proposed Treasury regulations that apply to foreign banks, which are not yet in effect but are proposed to become retroactively effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, we believe that we are not, and we do not expect to become in the foreseeable future, a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, tax consequences could apply to U.S. Holders.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income." Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities and securities transactions. However, income earned in the active conduct of a banking business generally is not passive income under the proposed Treasury regulations described above. In determining whether it is a PFIC, a foreign corporation is required to

take into account a *pro rata* portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are regarded as a PFIC in any year during which a U.S. Holder owns Shares, the U.S. Holder will be subject to additional taxes on any excess distributions received from us (or excess distributions by any of our direct or indirect subsidiaries that are also PFICs) and any gain realized from the sale, exchange or other disposition of Shares (or gain realized from the sale, exchange or other disposition of stock in a direct or indirect subsidiary of ours that is also a PFIC) (whether or not we continue to be a PFIC). A U.S. Holder receives an excess distribution to the extent that distributions on Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain: (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election. In such a case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares at the end of a taxable year as ordinary income (or, to the extent of previously included gains, ordinary loss), in calculating its income for such year. In addition, gains from an actual sale, exchange or other disposition of Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded in other than *de minimis* quantities on at least 15 days during each calendar quarter. The Vienna Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. Investors should consult their own tax advisors as to whether the Shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a U.S. Holder is eligible for, and timely makes, a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a current basis its *pro rata* share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We do not at present intend to provide the required information.

If we are regarded as a PFIC, each U.S. Holder of Shares must make an annual return on U.S. Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income received by certain non-corporate U.S. Holders, as discussed above under "Distributions", is not applicable to dividends paid by a PFIC.

Prospective purchasers are urged to consult their own tax advisors regarding whether an investment in Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on Shares and to the proceeds of a sale, exchange or other disposition of Shares. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

EXCHANGE CONTROL REGULATION

The Austrian National Bank is in charge of foreign exchange control. The current exchange control regulations of the Austrian National Bank relating to securities permit all foreign exchange transactions covered by the regulations of the Austrian Foreign Exchange Act (*Devisengesetz*) if certain reporting requirements, primarily serving statistical purposes, are fulfilled. Banks, financial institutions and non-banks are required to comply with these reporting requirements which, in particular, relate to existing banking connections with non-residents, including clearing accounts, the maintenance of deposit accounts abroad and credit/loan accounts for and with non-residents, and to transaction volumes exceeding certain thresholds. Upon establishing a business relationship, Austrian banks and financial institutions must establish the residential status of their customer. Austria has implemented relevant United Nations and EU embargoes.

Overview

The Vienna Stock Exchange (*Wiener Börse*) is managed and operated by "Wiener Börse AG", an independent stock corporation with a special license under the Austrian Stock Exchange Act 1989, as amended. Members of the Vienna Stock Exchange include banks, foreign investment firms and foreign local firms. According to the Austrian Stock Exchange Act 1989 (*Börsegesetz*), as amended, the Austrian securities market consists of two statutory markets for listing purposes: the first tier market (the "Official Market"), on which our Shares are listed and the second tier market (the "Semi-Official Market"). The Official Market and the Semi-Official Market have been registered as "regulated markets" pursuant to the Investment Services Directive (Council Directive 93/22/EEC). In December 2004, the U.S. Securities Exchange Commission (SEC) granted the Vienna Stock Exchange the status of "Designated Offshore Securities Market" in accordance with the Securities Act.

Securities may be listed on the Vienna Stock Exchange if they meet the statutory criteria. In order to be traded in a specific market segment, certain non-statutory criteria must be met by the securities in addition to the statutory listing criteria. The equity market (first and second tier markets) is divided into the "Prime Market", "Standard Market Continuous" and "Standard Market Auction." Within the Prime Market, only specific shares are contained in the Austrian Traded Index. The Prime Market, where our Shares are admitted for trading, represents the highest ranking market segment of the Vienna Stock Exchange and is comprised of shares of stock corporations that agree to fulfill more stringent reporting, quality and disclosure requirements. The Standard Market Continuous and Standard Market Auction Segments contain all stocks admitted to listing on the Official Market or Semi-Official Market that fail to meet the criteria for the Prime Market. Shares listed on the Standard Market Continuous are traded continuously, whereas shares listed on the Standard Market Auction are traded only once a day.

Information on the Vienna Stock Exchange as well as on a range of services, such as quotations and ad hoc information about the companies listed on the Vienna Stock Exchange is available on the Internet at http://www.wienerborse.at.

Trading and Settlement

Shares and other equity securities listed on the Vienna Stock Exchange are quoted in euro per share. Officially listed shares are traded on the Vienna Stock Exchange and OTC (over-the-counter). Nearly half of all trades are OTC trades. Securities traded on the Vienna Stock Exchange are sometimes regarded as less liquid and more volatile than securities traded on other stock exchanges.

The settlement of the transactions concluded on the stock exchange takes place outside the stock exchange. Exchange transactions (spot and forward markets) are settled through CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH. These transactions are carried out T+3 on a DvP (delivery vs. payment) basis, with OeKB acting on behalf of CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH as the central custodian and settlement bank. In case of non-delivery, the transaction will be performed T+14 by a settlement in cash, with the defaulting counter-party having to pay a penalty to the purchaser(s). Settlement terms of OTC transactions depend on party agreement.

In 1999, the Vienna Stock Exchange introduced the trading system XETRA® (Exchange Electronic Trading). XETRA® is the electronic trading system of the Frankfurt Stock Exchange and aims to facilitate cross-border trading. On the basis of the XETRA® trading platform, all participants have equal access to the trading facilities regardless of their location. Clearing and settlement is integrated into XETRA® and transaction costs are reduced.

A quotation can be suspended by the Vienna Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest.

Trading Volume

The aggregate annual volume on the cash market in 2004 doubled from 2003 to € 39.55 billion. As of December 31, 2004, a total of 97 companies were listed on the Official and Semi-Official Markets, the two most important markets of the Vienna Stock Exchange. Of these companies, the vast majority were Austrian. As of December 30, 2004, the market capitalization of all domestic companies listed on the Vienna Stock Exchange amounted to € 63.22 billion (Source: Vienna Stock Exchange).

The Austrian Traded Index and the ATX Prime

The Austrian Traded Index ("ATX") tracks the price trends of the most actively traded and highly capitalized stocks on the prime market, calculated on a real-time basis by the Vienna Stock Exchange. The "ATX Prime" index follows a redesigned concept that reflects the 2002 market segmentation and that contains all stocks presently listed on the Prime Market Segment. Based on anticipated market capitalization, free float and other relevant criteria we expect that our Shares will be included in the ATX and the ATX Prime during 2005.

Notification Requirements

Stock corporations officially listed on the Vienna Stock Exchange are governed by the notification provisions of the Stock Exchange Act. These notification provisions are described in detail in the chapter "Regulation of Austrian Securities Markets."

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement expected to be entered into on or about April 22, 2005 (the "Underwriting Agreement"), Merrill Lynch International and Raiffeisen Centrobank AG ("the Managers") have severally agreed to purchase, and we, RZB and the other Selling Shareholders have agreed to sell to them, Offer Shares up to the number set forth opposite their names in the table below.

Name	Number of Shares
Merrill Lynch International	[•]
Raiffeisen Centrobank AG	[•]
Total	[•]

Pursuant to the Underwriting Agreement, we have granted to the Managers an option exercisable by Merrill Lynch International on behalf of the Managers within 30 days of the date of the Underwriting Agreement to purchase up to 4,470,000 additional new Shares to cover over-allotments.

The Managers propose to resell the Offer Shares initially at the Offer Price by way of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America (the "United States" or "U.S.") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering" and together with Austrian Offering, the "Offering"). See also "Transfer and Selling Restrictions" below.

Prior to the Offering there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade above the Offer Price.

We, RZB and the other Selling Shareholders have agreed to pay to the Managers a commission of 2.00% of the respective gross proceeds from the Offering. In addition, we, RZB and the other Selling Shareholders may, in our discretion, pay to the Managers an incentive fee of up to 0.50% of the respective gross proceeds from the Offering as well as an additional performance fee for outstanding achievement. We have also agreed to reimburse certain costs incurred by the Managers in connection with the Offering.

As more fully set out in the Underwriting Agreement, we, RZB and the other Selling Shareholders will agree to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws. RZB and the other Selling Shareholders will provide the Managers with customary representations and warranties in relation to their title of the Shares. The Underwriting Agreement will provide that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our financial condition or business affairs. The Managers will be entitled to terminate the Underwriting Agreement in certain circumstances on or prior to the closing of the Offering. Since the closing of the Offering will take place after the commencement of trading in our Shares on the Vienna Stock Exchange, a termination of the Underwriting Agreement may result in the cancellation of any trades in our shares effected prior to such termination.

Both we, RZB and the other Selling Shareholders have agreed with the Managers in the Underwriting Agreement that, prior to 180 days after the date of the Underwriting Agreement, neither it nor any of its subsidiaries will, without the prior consent of the Managers, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up does not apply to entities holding a banking license which carry out such transactions in their ordinary course of business.

In addition to the Offer Price, purchasers of the Offer Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase.

Until 40 days after the commencement of the Offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the Offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Stabilization

In connection with the Offering, Merrill Lynch International or an agent or affiliate of Merrill Lynch International will act as stabilization manager (in such capacity, the "Stabilization Manager") and may over-allot or effect transactions aimed at supporting the market price of our Shares (stabilization). The Stabilization Manager is under no obligation to engage in any stabilization and, accordingly, there is no assurance that stabilization will be undertaken. If stabilization is undertaken, it may be discontinued at any time without prior notice.

Stabilization may be carried out as from the date of commencement of trading in the Shares on the Vienna Stock Exchange. The stabilization period will end no later than 30 calendar days after the date of commencement of trading.

Within one week after the end of the stabilization period, the following information will be published in the *Amtsblatt zur Wiener Zeitung*: whether or not stabilization was undertaken, the date at which stabilization started, the date at which stabilization last occurred and the price range within which stabilization was carried out, for each of the dates during which stabilization transactions were carried out.

As a result of such stabilization, the market price of our Shares may be higher than it would otherwise prevail in the market. Stabilization may also result in a market price at a level that is not sustainable in the long term.

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer for, or exercise, resale, pledge or other transfer of the Offer Shares.

No actions have been taken to register or qualify the Offer Shares offered hereby or otherwise permit a public offering of the Offer Shares offered hereby in any jurisdiction other than Austria. The Offer Shares are being offered in the United States on a private placement basis to QIBs within the meaning of Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The Offer Shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act. Accordingly the Offer Shares in the Offering are being offered and sold:

- in the United States only to qualified institutional buyers within the meaning of Rule 144A under the Securities Act ("QIBs"); and
- outside the United States in accordance with Regulation S under the Securities Act.

Investors may not purchase Offer Shares in the private placements in the United States unless they are QIBs.

Investors' Representations and Restrictions on Resale

Outside the United States

Each purchaser of Offer Shares outside the United States will be deemed to have represented and agreed that it has received a copy of the Offering Memorandum and that:

- the purchaser acknowledges that the Offer Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on exercise and transfer;
- the purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Offer Shares is, outside the United States at the time the buy order for the Offer Shares is originated and continues to be located outside the United States, and the person, if any, for whose account or benefit the purchaser is acquiring the Offer Shares reasonably believes that the purchaser is outside the United States, and neither the purchaser nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States;
- the purchaser is aware of the restrictions on the offer, exercise and sale of the Offer Shares pursuant to Regulation S described in the Offering Memorandum; and
- any offer, exercise, sale, pledge or other transfer of the Offer Shares made other than in compliance with the above-stated restrictions will not be recognized by us.

Within the United States

Each purchaser of Offer Shares in the Offerings within the United States in reliance on Rule 144A will be deemed to have represented and agreed as follows:

(1) such person is, and at the time of such purchase will be, a QIB within the meaning of Rule 144A;

(2) such person understands and acknowledges that the Offer Shares have not been, and will not be, registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States, other than in accordance with paragraph 4 below;

(3) such person is purchasing Offer Shares, as the case may be, (i) for its own account, or (ii) for the account of one or more other QIBs for which it is acting as a duly authorized fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgements, representations and agreements in an investment letter with respect to each such

account (in which case it makes such acknowledgements, representations and agreements on behalf of such QIBs as well), in each case for investment and not with a view to any resale or distribution of any Offer Shares;

(4) such person understands and agrees that offers and sales of the Offer Shares are being made in the United States only to QIBs pursuant to and in reliance on Rule 144A, and that if in the future it or any such other QIB for which it is acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decides to offer, sell, deliver, hypothecate or otherwise transfer any Offer Shares, it, and any such other QIB or fiduciary or agent will do so only (a) (i) pursuant to an effective registration statement under the Securities Act, (ii) to a person whom the holder and any person acting on its behalf reasonably believes is a QIB purchasing for its account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (iii) outside the United States in an "offshore transaction" in accordance with Rule 903 or Rule 904 of Regulation S (and not in a pre-arranged transaction resulting in the resale of such Offer Shares into the United States) or (iv) pursuant to an exemption from registration under the Securities Act pursuant to Rule 144 thereunder, if available, and (b) in accordance with any applicable securities laws of any state or territory of the United States and of any other jurisdiction. Such person understands that no representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for the resale of the Offer Shares;

(5) such person understands that for so long as Offer Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, no such Offer Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such Offer Shares will not settle or trade through the facilities of DTC or any other U.S. clearing system;

(6) such person has received a copy of the Offering Memorandum and has had access to such financial and other information concerning Raiffeisen International as it has deemed necessary in connection with making its own investment decision to purchase the Offer Shares. Such person has made its own independent investigation and appraisal of, without limitation, the business, financial condition, prospects, creditworthiness, status and affairs of Raiffeisen International and the Offer Shares. It understands that there may be certain consequences under U.S. and other tax laws resulting from an investment in the Offer Shares and it has made such investigation and has consulted such tax and other advisors with respect thereto as it deems appropriate. Such person acknowledges that neither Raiffeisen International nor the Managers named herein nor any person representing Raiffeisen International or the Managers has made any representation, express or implied, to it with respect to Raiffeisen International or offering or sale of any Offer Shares other than as set forth in an investment letter or in the Offering Memorandum in respect of the Offering which has been delivered to such person, and upon which it is relying solely in making its investment decision with respect to the Offer Shares. It has held and will hold any offering materials, including the Offering Memorandum, it receives directly or indirectly from Raiffeisen International in confidence, and it understands that any such information received by it is solely for it and not to be redistributed or duplicated by it. It acknowledges that it has read and agreed to the matters stated in the section "Transfer and Selling Restrictions" of the Offering Memorandum;

(7) such person, and each other QIB, if any, for whose account it is acquiring Offer Shares, in the normal course of business, invests in or purchases securities similar to the Offer Shares, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing Offer Shares and is aware that it must bear the economic risk of an investment in any Offer Shares for an indefinite period of time and it is able to bear such risk for an indefinite period and is able to sustain a complete loss of investment in the Offer Shares;

(8) such person understands that these representations, warranties, undertakings and acknowledgements are required in connection with U.S. securities laws and that Raiffeisen International, its affiliates and the Managers will be relying thereon and it irrevocably authorizes the Managers on its own behalf and on behalf of each beneficial owner of the Offer Shares being purchased by it, to rely on these representations and to produce an investment letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered therein or in connection with any other requirements of law; and

(9) such person undertakes promptly to notify Raiffeisen International and the Managers if, at any time prior to the delivery to it of any Offer Shares, any of the foregoing ceases to be true.

Any offer, exercise, sale, pledge or other transfer of the Offer Shares made other than in compliance with the above-stated restrictions will not be recognized by us.

Each investor in the United States will also be deemed to have agreed to give any subsequent purchaser of Offer Shares notice of any restrictions of transfer thereof.

Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by Raiffeisen International.

Notice to Investors in Germany

This Offering Memorandum may not be distributed, and the Offer Shares may not be sold in or from within Germany as part of the Offering except to holders of Existing Shares or to individuals and legal entities who, on a professional or commercial basis, purchase or sell securities for their own account or for the account of a third party within the meaning of the German Securities Sales Prospectus Act (*Wertpapierverkaufsprospektgesetz*) of September 9, 1998 and its implementing regulations, which include banks, brokers, securities institutions and other institutional investors ("Permitted Subscribers"). Permitted Subscribers have not mandated or authorized us to sell or offer the Offer Shares. This Offering Memorandum does not constitute a public offer to buy or a solicitation of a public offer to sell any Offer Shares by the Permitted Subscribers under the meaning of the German Securities Sales Prospectus Act or any other laws applicable in Germany.

Notice to Investors in the United Kingdom

Each Manager has also agreed that:

(1) it has not offered or sold and, during their validity, will not offer or sell, any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted, and will not result, in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995;

(2) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted, and will not result, in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995;

(3) it has only communicated, or caused to be communicated and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the offer or sale of any Offer Shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

(4) it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares or otherwise involving, the United Kingdom.

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN IFRS AND U.S. GAAP

We have prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from United States Generally Accepted Accounting Principles, or U.S. GAAP. A brief description of significant differences between IFRS and U.S. GAAP is set out below. The organizations that promulgate IFRS (the International Accounting Standards Board or IASB) and U.S. GAAP (primarily the Financial Accounting Standards Board or FASB) have ongoing projects that could have a significant impact on these differences.

In December 2003, the IASB finished the so-called "Improvements Project." This project has lead to the amendment of several IFRS Standards. Moreover, in February and March 2004, the IASB issued several new Standards (IFRS 2 "Share-based Payment", IFRS 3 "Business Combinations", IFRS 4 "Insurance Contracts", and IFRS 5 "Non current Assets Held for Sale and Discontinued Operations"). Apart from addressing the convergence of IFRS and U.S. GAAP, these amendments and new Standards attempt to improve the quality of financial statements which are prepared under IFRS. In general, the amendments and new Standards must be applied for annual periods beginning on or after January 1, 2005. This summary of significant differences between IFRS and U.S. GAAP refers to the new version of IFRS Standards.

This summary is not intended to provide a comprehensive list of all existing and future differences between IFRS and U.S. GAAP, nor of all those specifically related to our Group or to the industry in which it operates. U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the Consolidated Financial Statements.

In general, the content, format and components of financial statements prepared according to IFRS and U.S. GAAP are similar. A significant difference between the accounting principles under IFRS and U.S. GAAP lies in the different approach to accountancy. Whereas U.S. GAAP is based on case-by-case analysis, IFRS is based on general principles which are interpreted when applied on a case-by-case basis. Under IFRS, however, a true and fair view override principle applies in rare circumstances when the application of IFRS would be misleading. Such a concept does not exist under U.S. GAAP.

Business Combinations

Under both U.S. GAAP and IFRS, all business combinations must be accounted for by applying the purchase method. Under both U.S. GAAP and IFRS, goodwill acquired in a business combination is not amortized but must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Both accounting systems also require that certain identifiable intangible assets (with indefinite lives) are capitalized but not amortized.

IFRS 3 requires the acquirer to reassess the identification and measurement of the target's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination if the acquirer's interest in the fair value of the items recognized in accordance with IFRS 3 exceeds the costs of the combination (e.g. if a negative goodwill arises). Any excess that remains after that reassessment must be recognized by the acquirer immediately in the profit or loss account. U.S. GAAP, however, requires that remaining negative goodwill be recognized as an extraordinary gain.

Consolidation

Under IFRS, consolidation is defined by the ability to control. Under U.S. GAAP it is based principally on ownership of a majority voting interest. Special rules apply to the consolidation of "Special Purpose Entities (SPEs)" or "Variable Interest Entities (VIEs)", see "Consolidation of Special Purpose Entities (SPEs)." Investments in associates and joint ventures are accounted for [by] using the equity method under U.S. GAAP. IFRS evaluates joint ventures with the proportionate consolidation method or, alternatively the equity method. Investments in associates are accounted for using the equity method under IFRS.

Consolidation of Special Purpose Entities (SPES)

Under IFRS, pursuant to the Standing Interpretations Committee ("SIC") Interpretation 12, a Special Purpose Entity ("SPE") is consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that enterprise. SIC 12.10 contains a list of specific circumstances that, in addition to the general circumstances described in IAS 27.13, may indicate control such as: (a) the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs; (b) the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE; (c) the SPE functions on so-called "autopilot" (its activities have been predetermined by the enterprise); or (d) the enterprise in substance has rights to obtain the majority of the benefits or carries the majority of the ownership risks of the SPE. However, these elements are simply indications of control. If it can be demonstrated that a control relationship does not exist, the SPE will not be consolidated even if one or more of the enumerated factors are present.

Under U.S. GAAP, the recently introduced FASB Interpretation ("FIN") No. 46 R provides guidance for identifying a variable interest entity ("VIE") in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in which the equity investors lack one or more of the characteristics of a controlling financial interest. FIN 46 R requires each enterprise involved with such a VIE to determine whether it provides financial support to the VIE through a variable interest. Variable interests may arise from financial instruments, service contracts, non-voting ownership interests or other arrangements. A variable interest is a financial interest in an entity that changes with movements in the value of the entity's net assets. If an enterprise holds a majority of the variable interests in the VIE, the enterprise is identified as the primary beneficiary and is required to consolidate the VIE unless specific exceptions are met. Unlike under IFRS, where the elements of SIC 12 create only a rebuttable presumption of control over the SPE, an enterprise must consolidate a VIE under U.S. GAAP pursuant to FIN 46 R once it has been identified as its primary beneficiary.

Financial Instruments

Under IFRS, IAS 39 classifies financial assets as financial assets at fair value (financial assets held for trading and financial assets at fair value through profit and loss), available-for-sale financial assets, held-to-maturity investments or loans and receivables. IAS 39 requires that all financial assets be measured at their fair value except for loans and receivables and held-to-maturity investments. Changes of fair values should be included in net profit, except for those of available-for-sale financial assets which must be recognized directly in equity. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

IAS 39 and U.S. GAAP are basically similar with respect to their treatment of financial instruments. IFRS uses a financial components approach combined with a risk and rewards approach in its treatment of the derecognition of transferred assets. Under U.S. GAAP, derecognition is dealt with on a financial components basis.

In detail IFRS applies a more distinctive approach. As the first step, it has to be examined to whom the right to receive the cash flows from the financial instrument belongs. As the second step, the risk and rewards out of the financial instrument need to be considered. Finally, it has to be checked who has control over the financial instrument.

Accounting for Leases

Differences between U.S. GAAP and IFRS in accounting standards for leases exist primarily in the areas of terminology and definitions. U.S. GAAP definitions are much more specific and may cause transactions to be classified differently than they would be under IFRS.

Income Taxes

IFRS and U.S. GAAP both require companies to recognize an asset or liability for all deferred tax items based on a "temporary differences" concept. The tax rate under U.S. GAAP must be equal to the rate enacted as of the balance sheet date. Under IFRS, the tax rate enacted or substantively enacted as of the balance sheet date should be used.

A tax asset is recognized under U.S. GAAP if it is "more likely than not" to be realized. It is recognized under IFRS if it is "probable" that it will be realized. "More likely that not" is clearly defined under U.S. GAAP but the corresponding term "probable" used in IFRS is not clearly defined. Generally, IFRS requires a higher

level of probability. According to U.S. GAAP, deferred tax assets and liabilities need to be classified as current or non-current based on the underlying temporary difference. IFRS requires companies to classify all deferred tax items as non-current.

Loan Loss Provisions

U.S. GAAP requires loan loss provisions to be determined in accordance with SFAS No. 5 "Accounting for Contingencies" and SFAS 114, as amended, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based upon the present value of expected future cash flows discounted at the loan's effective rate, or the fair value of the loan collateral. IFRS requires as well the impairment testing for loan receivables considering the future cash flows and the fair value of the collateral.

Provisions

Under U.S. GAAP, a contingency loss is recognized when it is probable that a liability has incurred and the amount of loss can be reasonably estimated. The contingency loss is the amount within the range that appears to be the best estimate of the loss. If no amount within that range is better, the minimum amount in the range is accrued. If no accrual is made for a loss contingency because one or both of the conditions for accrual are not met, this fact must be disclosed. Accrual for loss or damage of property, loss from injury to others or business interruption (sometimes called self-insured risks) is not made until the loss has actually occurred.

While many of the definitions and concepts in IAS 37 ("Provisions, Contingent Liabilities and Contingent Assets") are similar to those found in U.S. GAAP, some are not directly comparable. One significant difference is that the recognition criteria for provisions under IAS 37 require that an event be "more likely than not" to occur. Under U.S. GAAP, liabilities are generally recognized when it is "likely" that they will occur. This can lead to provisions that are recognized under IAS 37 but not recognized under U.S. GAAP.

Retirement Benefit Costs

The difference between IFRS and U.S. GAAP relates to, *inter alia*, amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum liability under U.S. GAAP which is not required by IFRS.

Impairment of Assets

Under IFRS, according to IAS 36, an impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its fair value less cost to sell and value in use (net present value of future cash flows), where the excess represents the amount of the impairment loss. An impairment loss is allocated first to goodwill, then pro rata to other assets. Reversals of impairment are allowed, although restricted in respect of goodwill. Under U.S. GAAP, a long-lived asset is tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the undiscounted cash flows that are expected to result from the use and eventual disposition of the asset. Only if the estimated undiscounted cash flows are not sufficient to cover the net book value of an asset tested for impairment will an impairment loss on the basis of discounted cash flows be recognized as the estimated fair value. Goodwill is tested for impairment after other long-lived assets. Reversals of impairments are prohibited (other than for assets to be disposed of by sale).

Research and Development

Under IFRS, according to IAS 38, research costs are expensed as incurred. Internally-developed intangibles, including development costs, must be capitalized once certain criteria are met. If those criteria are not met, development costs are expensed as incurred. Acquired intangibles with an indefinite useful life and goodwill are not amortized, but are tested annually for impairment. Under U.S. GAAP, except for certain internally developed computer software, all research and development costs are expensed as incurred.

Treasury Stock

Like IFRS, U.S. GAAP accounts for treasury stock directly in equity, with treasury stock held for reissue categorized as a deduction from equity. Any difference between the purchase price and the reissue proceeds is credited directly to equity.

Investment Property

Under IFRS, investment property may be stated at fair value whereas, under U.S. GAAP, investment property must be stated at depreciated historical cost.

Earnings Per Share

IFRS currently does not require the disclosure of separate earnings per share data for the cumulative effect of accounting changes, though such data is required to be disclosed under U.S. GAAP. Under IFRS, there is no guidance on the year-to-date computation of diluted earnings per share.

Equity Statement

U.S. GAAP requires all "comprehensive income" items to be reported in the statement of changes in equity. IFRS requires most "comprehensive income" items (as they are termed under U.S. GAAP) to be reported in the statement of changes in equity. Certain other items may be reported in the statement of changes in equity under U.S. GAAP but not under IFRS.

Basis of Accounting

Under IFRS, many items in the financial statements are revalued on either an optional or compulsory basis. U.S. GAAP adopts the cost basis for most items.

Registered Seat and Company Name

We, Raiffeisen International Bank-Holding AG, are a stock corporation (*Aktiengesellschaft*) under the law of the Republic of Austria, with our registered seat in Vienna and our business address at Am Stadtpark 9, 1030 Vienna, Austria.

We are registered with the Austrian Companies Register (*Firmenbuch*) under file number FN 122119m.

Auditors

The independent auditors of RI for the year 2002 were KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, and the independent auditors of RI for the years 2003 and 2004 were KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (together, "KPMG"). KPMG has audited (i) the non-consolidated financial statements of RI for the years ended December 31, 2002, 2003, and 2004 which have been prepared in accordance with Austrian GAAP, and (ii) the consolidated financial statements of the Group for the years ended December 31, 2002, 2003, and 2004 which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). KPMG issued an unqualified audit opinion on each of these financial statements.

Documents Available for Inspection

This Offering Memorandum and our Articles of Association are available for inspection during regular business hours at our registered seat.

Securities Identification Number

ISIN: AT0000606306

Trading Symbol

RIBH

Paying and Depositary Agent

The paying and depositary agent (*Zahl- und Hinterlegungsstelle*) is Raiffeisen Centrobank Aktiengesellschaft. Further depositary agents are any Austrian notary public, any principal office of an Austrian bank and any other agent designated in the invitation to the shareholders' meeting.

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the Official Gazette of the Wiener Zeitung *(Amtsblatt zur Wiener Zeitung)*.

Selected Information Regarding Certain Significant Subsidiaries

Raiffeisenbank Austria d.d. (Croatia)

	(thousands)
Registered seat	HR 10 000 Zagreb
Share capital	HRK 499,140
Issued capital	€ 65,035
Reserves	€ 76,558
Outstanding amount of share capital	—
2004 profit after tax	€ 23,894
Dividend income received by RI	€ 6,341
Book Value of Real Estate	€ 29,045

Raiffeisen Bank Rt. (Hungary)

	(thousands)
Registered seat	H 1052 Budapest
Share capital	HUF 29,002,010
Issued capital	€ 117,909
Reserves	€ 163,674
Outstanding amount of share capital	—
2004 profit after tax	€ 63,316
Dividend income received by RI	—
Book Value of Real Estate	€ 24,619

Raiffeisen RBHU Holding GmbH (Austria)

	(thousands)
Registered seat	A 1030 Vienna
Share capital	€ 237
Issued capital	€ 237
Reserves	€ 229,627
Outstanding amount of share capital	—
2004 profit after tax	€ 14,269
Dividend income received by RI	€ 3,054
Book Value of Real Estate	—

Raiffeisen Bank Polska, S.A. (Poland)

	(thousands)
Registered seat	PL 00 549 Warsaw
Share capital	PLN 492,996
Issued capital	€ 120,699
Reserves	€ 67,334
Outstanding amount of share capital	—
2004 profit after tax	€ 22,748
Dividend income received by RI	—
Book Value of Real Estate	€ 4,942

Tatra banka a.s. (Slovakia)

	(thousands)
Registered seat	SK 850 05 Bratislava 55
Share capital	SKK 1,004,320
Issued capital	€ 25,921
Reserves	€ 238,583
Outstanding amount of share capital	—
2004 profit after tax	€ 56,200
Dividend income received by RI	€ 21,853
Book Value of Real Estate	€ 19,126

Raiffeisen Bank S.A. (Romania)

	(thousands)
Registered seat	RO 742141 Bucharest
Share capital	ROL 11,960,427,701
Issued capital	€ 303,641
Reserves	€ (144,198)
Outstanding amount of share capital	—
2004 profit after tax	€ 28,131
Dividend income received by RI	—
Book Value of Real Estate	€ 16,286

ZAO Raiffeisenbank Austria (Russia)

	(thousands)
Registered seat	RUS 129090 Moscow
Share capital	RUB 4,447,048
Issued capital	€ 117,803
Reserves	€ 29,991
Outstanding amount of share capital	—
2004 profit after tax	€ 38,806
Dividend income received by RI	—
Book Value of Real Estate	€ 11,377

STATEMENTS PURSUANT TO THE AUSTRIAN STOCK EXCHANGE ACT AND THE CAPITAL MARKET ACT

Raiffeisen International Bank-Holding AG, with its corporate seat in Vienna, Austria, assumes responsibility for the information contained in this Offering Memorandum and confirms that based on its knowledge the information is true and accurate and there are no facts the omission of which could in the context of this Offering make the information contained in this Offering Memorandum misleading.

Raiffeisen International Bank-Holding AG

as issuer (*als Emittent*)

Vienna, on March 30 and April 1, 2005

Herbert Stepic	Martin Grüll	Aris Bogdaneris
Rainer Franz	Peter Lennkh	Heinz Wiedner

Statement Pursuant to the Austrian Stock Exchange Act

The Audited Consolidated Financial Statements of Raiffeisen International Bank-Holding AG as of and for the years ended December 31, 2004, 2003 and 2002 appearing elsewhere in this Offering Memorandum have been audited in accordance with International Standards on Auditing by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in 2002 and KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in 2003 and 2004 as indicated in our reports thereon appearing elsewhere in this Offering Memorandum and are included herein in reliance upon such reports given upon our authority as independent auditors of Raiffeisen International Bank-Holding AG. KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft declares to be informed that the above mentioned Consolidated Financial Statements have been included in this Offering Memorandum.

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, on March 30 and April 1, 2005

Dr. Walter Knirsch	Dr. Johann Mühlehner

Wirtschaftsprüfer und Steuerberater

INDEX TO FINANCIAL STATEMENTS

Raiffeisen International Bank-Holding AG

Consolidated Financial Statements according to International Financial Reporting Standards (IFRS) as at December 31, 2004

Financial Statements

IFRS-compliant consolidated financial statements

Income Statement

	Notes	Year Ended December 31, 2003	2004	Change
		in € thousands		in %
Interest income		1,117,068	1,667,351	49.3
Interest expense		(553,387)	(861,557)	55.7
Net interest income	(1)	**563,681**	**805,794**	**43.0**
Provisioning for impairment losses	(2)	(87,599)	(137,597)	57.1
Net interest income after provisioning		**476,082**	**668,197**	**40.4**
Commission income	(3)	301,334	395,933	31.4
Commission expense	(3)	(88,221)	(97,805)	10.9
Net commission income	(3)	**213,113**	**298,128**	**39.9**
Trading profit (loss)	(4)	241,624	220,861	(8.6)
Net income from financial investments and current financial assets	(5)	3,062	8,265	170.0
General administrative expenses	(6)	(658,636)	(823,348)	25.0
Other operating profit (loss)	(7)	1,456	(29,870)	—
Profit before tax		**276,701**	**342,233**	**23.7**
Income tax	(8)	(49,253)	(70,974)	44.1
Profit after tax		**227,447**	**271,259**	**19.3**
Minority interests in profit		(48,714)	(60,315)	23.8
Consolidated profit		**178,733**	**210,944**	**18.0**

	Notes	2003	2004	Change
			in €	
Earnings per share	(9)	**3.57**	**3.89**	**0.32**

Balance Sheet

	Notes	As of December 31, 2003	As of December 31, 2004	Change
		in € thousands		in %
Assets				
Cash reserve	(11)	1,748,977	1,895,356	8.4
Loans and advances to banks	(12, 30, 31)	3,520,502	4,779,403	35.8
Loans and advances to customers	(13, 30, 31)	11,706,603	16,242,005	38.7
Impairment losses on loans and advances	(14)	(271,932)	(366,256)	34.7
Trading assets	(15, 30)	1,480,341	2,447,022	65.3
Other current financial assets	(16, 30)	623,738	612,344	(1.8)
Financial investments	(17, 30)	464,972	2,367,486	409.2
Intangible fixed assets	(18, 20)	107,544	177,040	64.6
Tangible fixed assets	(19, 20)	333,477	441,014	32.2
Other assets	(21)	348,407	311,708	(10.5)
Total		**20,062,629**	**28,907,122**	**44.1**

	Notes	As of December 31, 2003	As of December 31, 2004	Change
		in € thousands		in %
Equity and Liabilities				
Deposits from banks	(22, 30, 31)	5,319,744	6,619,765	24.4
Deposits from customers	(23, 30, 31)	12,082,772	18,169,461	50.4
Liabilities evidenced by paper	(24, 30)	432,908	662,458	53.0
Provisions for liabilities and charges	(25)	66,587	112,368	68.8
Trading liabilities	(26)	114,843	409,944	257.0
Other liabilities	(27)	356,673	312,625	(12.4)
Subordinated capital	(28, 30)	310,584	443,698	42.9
Minority interests	(29)	275,780	336,957	22.2
Equity	(29)	924,005	1,628,902	76.3
Consolidated profit	(29)	178,733	210,944	18.0
Total		**20,062,629**	**28,907,122**	**44.1**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2003
			in € thousands			
Equity on January 1, 2003	**50,000**	**665,102**	**99,837**	**(93,134)**	**103,542**	**918,481**
Capital increases	—	91,220	—	—	—	91,220
Transferred to retained earnings	—	—	90,542	—	(90,542)	—
Distributed profit	—	—	—	—	(13,000)	(13,000)
Consolidated profit	—	—	—	—	178,733	178,733
Exchange differences	—	—	(90,559)	(90,559)	—	(90,559)
Other changes	—	14,161	3,702	—	—	17,863
Equity on December 31, 2003	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2004
			in € thousands			
Equity on January 1, 2004	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**
Capital increases	332,140	164,927	—	—	—	497,067
Transferred to retained earnings	—	—	145,733	—	(145,733)	—
Distributed profit	—	—	—	—	(33,000)	(33,000)
Consolidated profit	—	—	—	—	210,944	210,944
Exchange differences	—	—	40,160	40,160	—	40,160
Capital hedges	—	—	2,183	—	—	2,183
Other changes	—	—	19,754	—	—	19,754
Equity on December 31, 2004	**382,140**	**935,410**	**311,352**	**(143,533)**	**210,944**	**1,839,846**

The issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association came to € 380,435 thousand. It was subdivided into 62.5 million no-par shares. During the financial year under review, the company's issued share capital was increased by € 330,435 thousand. In addition, it issued 17,050 *Genuss-scheine* (profit participating certificates) at € 100 each.

The other changes in *retained earnings* were due, *inter alia*, to effects caused by hyperinflation economies. In the course of 2003, the amount of € 14,161 thousand was reallocated from *Retained earnings* to *Capital reserves*. That correction was made necessary by the merger of a holding company.

Development of Minorities

	2003	2004
	in € thousands	
Equity on January 1	**227,001**	**275,780**
Capital increases	11,675	6,646
Changes in scope of consolidation	19,256	—
Profit distributions to minorities	(15,637)	(14,361)
Minority interests in profit	48,714	60,315
Exchange differences	(16,824)	11,672
Other changes	1,595	(3,095)
Equity on December 31	**275,780**	**336,957**

Cash Flow Statement

	2003	2004
	in € thousands	
Profit	**227,447**	**271,259**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	91,513	113,725
Net provisioning for liabilities and charges and for impairment losses	107,692	181,222
Gains (losses) from disposals of tangible fixed assets and financial investments	(7,366)	(76)
Other adjustments (net)	(171,351)	115,448
Subtotal	**247,935**	**681,578**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(5,311,505)	(7,252,491)
Trading assets	42,890	(946,343)
Other assets	(224,001)	13,350
Deposits from banks and customers	5,766,937	6,948,108
Liabilities evidenced by paper	43,804	228,914
Other liabilities	(68,766)	(89,405)
Interest income and dividends	1,104,736	1,454,306
Interest expenses	(470,985)	(592,302)
Income tax	(33,339)	(19,557)
Net cash from operating activities	**1,097,706**	**426,159**
Proceeds from sales of:		
Financial investments and equity participations	36,421	2,064,859
Tangible and intangible fixed assets	61,156	50,554
Outlay on purchases of:		
Financial investments and equity participations	(299,388)	(2,715,912)
Tangible and intangible fixed assets	(178,697)	(248,931)
Acquisitions of subsidiaries	(22,142)	(88,076)
Net cash from investing activities	**(402,650)**	**(937,507)**
Inflows from capital increases	102,895	499,083
Inflows of subordinated capital	117,060	133,114
Dividends paid and other	(28,637)	(47,361)
Net cash from financing activities	**191,318**	**584,836**
Cash and cash equivalents at end of previous period	**933,696**	**1,748,977**
Net cash from operating activities	1,097,706	426,159
Net cash from investing activities	(402,650)	(937,507)
Net cash from financing activities	191,318	584,836
Effect of exchange rate changes	(71,093)	72,890
Cash and cash equivalents at end of period	**1,748,977**	**1,895,356**

The Cash Flow Statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely *operating activities*, *investing activities* and *financing activities*.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper and other liabilities are likewise a part of operating activities. Interest payments and dividend receipts arising from operating activities are also shown separately as components of *Net cash from operating activities*.

Net cash from investing activities shows inflows and outflows associated with financial investments, tangible fixed assets and intangible fixed assets and outlay on the acquisition of subsidiaries.

Net cash from financing activities relates to inflows from capital increases less dividend payments and inflows and outflows of subordinated capital.

Cash and cash equivalents includes the cash reserve recognized on the Balance Sheet, which consists of cash in hand and demand deposits at central banks. It does not include loans and advances to banks that are due at call, which are classed as being a part of operating activities.

Acquisitions of subsidiaries during the reporting period and prior-year periods had the following effects on cash and cash equivalents:

	2003	**2004**
	in € thousands	
Assets	273,822	1,585,078
Liabilities	(216,250)	(1,537,913)
Equity	57,571	47,164
of which Raiffeisen International's share	28,786	44,900
Capital consolidation	(1,849)	(58,723)
Net cash used for company acquisitions	(22,142)	(88,076)

Notes

The Enterprise

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna, Austria. The company is registered in the companies register at *Handelsgericht Wien* (Vienna commercial court) under companies register number FN 122.119m. The company was renamed from *Raiffeisen International Beteiligungs AG* in 2003. The majority stake in the company is held by *Raiffeisen Zentralbank AG*, which held 86 per cent of its issued share capital on the balance-sheet date.

The *Raiffeisen International Group* specializes in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes banks in 15 countries that operate a broad network of banking outlets. *Raiffeisen International* renders a comprehensive range of banking and financial services through those banks and other financial institutions. They range from account, loan, cash management, deposit, trade finance and credit card services to mortgage and finance leasing services. The Group's widely varied client base includes multinationals and major local enterprises, small and medium-sized enterprises, public sector institutions and retail customers.

The Principles Underlying the Consolidated Accounts

Policies

The Consolidated Financial Statements for the 2004 financial year and the comparative figures for the 2003 financial year were prepared and calculated in conformity with the *International Financial Reporting Standards (IFRS)* published by the *International Accounting Standards Board (IASB)*, inclusive of such interpretations by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

Prior-year figures have been adjusted to allow for changes in the assignment of items in the Income Statement (*Net income from financial investments and current financial assets*, *Other operating profit*) and on the Balance Sheet (*Other current financial assets*, *Other assets*, *Other liabilities*). Details are provided in the Notes to the Income Statement and Balance Sheet.

Associated undertakings and deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

The *Raiffeisen International Group* is a member of the *Raiffeisen-Landesbanken-Holding GmbH Group*. All companies in the Group are also included in the consolidated financial statements of *Raiffeisen-Landesbanken-Holding GmbH*. That financial holding company in turn holds the majority stake in *Raiffeisen Zentralbank AG*.

The Consolidated Financial Statements were prepared on the basis of standards applied throughout the Group and the individual *IFRS*-compliant financial statements of all the fully consolidated Group-members. With the exception of one holding company, all fully consolidated companies drew up their annual financial statements as of and for the period ended 31 December. Figures in these Financial Statements are stated in thousands of euros.

Employed IFRS and IFRIC Interpretations

All the *International Financial Reporting Standards* and *IFRIC* interpretations that were of relevance to the banking group and already mandatory were observed.

Consolidation Methods

Capital consolidation took place at carrying amounts, with the costs of purchasing stakes in subsidiaries offset against subsidiaries' equity as at the time of acquisition on a prorated basis. Until 31 March 2004, differences remaining on the assets side of the Balance Sheet constituting goodwill were shown under *Intangible fixed assets* and underwent amortization over a period of ten years in accordance with their expected useful lives, affecting profit. Differences remaining on the assets side of the Balance Sheet arising prior to 1 January 1995 were cleared against retained earnings in conformity with *IAS 22*.

Until 31 March 2004, negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense was recognized as income at the amount of the pertinent loss or expense. Negative goodwill that did not arise from expected future losses or restructuring expenses was captured at once and recognized in the Income Statement.

In conformity with *IFRS 3*, goodwill arising on or after 1 April 2004 is not amortized. Instead, it undergoes an annual impairment test. Similarly, since from that time, negative goodwill not capable of being classified has been captured in the Income Statement.

Material interests in associated undertakings were accounted for using the equity method and recorded under *Financial investments* on the Balance Sheet. Profits of companies accounted for using the equity method were recorded under *Net interest income*, whereas losses recorded by such companies were captured under *Net income from financial investments and current financial assets* (*Net remeasurements of equity participations*). The same rules were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis) as to fully consolidated companies. The process was based on the pertinent local financial statements of the associated undertakings in question.

Shares in subsidiaries not included in the Consolidated Financial Statements because of their minor significance and interests in associated undertakings not accounted for using the equity method are shown under *Financial investments* and were carried at cost.

Shares in other companies were recognized at market value. If a market value was not available or could not be reliably measured, they were recognized at amortized cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences were recognized under *Other assets/Other liabilities* on the Consolidated Balance Sheet.

Intercompany profits arising from transactions within the Group were eliminated insofar as they had a material effect on items in the Income Statement. Banking business transacted between the individual companies within the Group is usually transacted on normal market terms.

Scope of Consolidation

The fully consolidated members of the *Raiffeisen International Group* were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* held direct or indirect stakes of more than 50 per cent and companies upon whose business and financial policies it exercised a controlling influence.

Material interests in associated undertakings – companies upon whose business and financial policies the Group exercised a significant influence – were accounted for using the equity method. Given their relative insignificance, the domestic financial statements of companies that did not prepare *IFRS*-compliant financial statements were not recalculated to make them compliant with *IFRS*.

The number of consolidated companies and companies accounted for using the equity method has changed as follows:

	Fully consolidated		**Equity method**	
Number of companies	**2003**	**2004**	**2003**	**2004**
As of January 1	20	38	11	3
First included in the year under review	11	6	—	1
Merged in the year under review	(1)	(2)	—	
Reclassified	8	1	(8)	(1)
As of December 31	**38**	**43**	**3**	**3**

The first-time inclusion of subsidiaries in the year under review affected aggregated totals as follows:

	2004
	in € thousands
Assets	1,714,397
Obligations	1,656,302
Profit after tax	10,176

The following companies were brought into the scope of consolidation for the first time as of the 2004 reporting year:

Name	Stake held	Reporting date	Reason
Banks:			
Raiffeisen Bank Sh.a., Tirana (AL)	100.0%	1/4	Acquisition
Financial institutions:			
Raiffeisen Leasing d.o.o., Sarajevo, (BA)	75.0%	1/2	New
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	81.1%	28/2	New
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	81.1%	1/9	New
Raiffeisen Capital Asset Management, Moscow (RU)	100.0%	1/1	First consolidation
Non-State Pension Fund Raiffeisen, Moscow (RU)	100.0%	31/1	Acquisition
Raiffeisen Securities and Investment Rt., Budapest (HU)	70.3%	1/1	Acquisition of majority (reclassification)

At the beginning of the year, *Raiffeisen International* acquired the entirety of state-owned Albanian bank *Banka e Kursimeve sh.a.,* Tirana. The closing for the takeover of this bank, which is Albania's largest, took place in April 2004. The company underwent first-time consolidation as of 1 April 2004 and has since been renamed *Raiffeisen Bank Sh.a.*

Three newly founded companies in the *Raiffeisen-Leasing International* subgroup were added to the scope of consolidation. *Raiffeisen Leasing d.o.o.,* Sarajevo, which currently concentrates on finance leasing in the vehicle and movable property segments, was set up in Bosnia and Herzegovina. Finance leasing business in Bulgaria is transacted by two companies: *Raiffeisen Leasing Bulgaria OOD,* Sofia, is primarily a provider of finance leasing services in the movable property segment, and *Raiffeisen Auto Leasing Bulgaria EOOD,* Sofia, operates exclusively in the car segment.

In addition, two new Russian companies were included for the first time. One was *Raiffeisen Capital Asset Management,* Moscow, which manages client money as an investment fund company. The second was *NPF Dobroe Delo*, a private pension fund company active since 1994 that was taken over at the end of January 2004. This company has been renamed *Non-State Pension Fund Raiffeisen,* Moscow, and now manages corporate and private pensions.

During the year under review, *Raiffeisen Bank Rt.,* Budapest, purchased 60 per cent of *Raiffeisen Securities and Investment Rt.* (*RSI*), Budapest, from *RZB*. Previously, a 40 per cent stake was held by *Raiffeisen Bank Rt.* and accounted for using the equity method. Now that the company is wholly owned by *Raiffeisen Bank Rt.*, it is fully consolidated and the newly acquired interests have undergone first-time consolidation. The company's Brokerage Division was transferred to *Raiffeisen Bank Rt.*, as a result of which *RSI* now focuses exclusively on securities business.

Eighty-five subsidiaries were not included in the Consolidated Financial Statements by reason of their minor importance in giving a view of the Group's assets, financial state and profit position (2003: 65). They were recognized at amortized cost under *Financial investments* as *Interests in subsidiaries*. The balance-sheet totals of excluded companies came to less than 2 per cent of the Group's aggregated balance-sheet total.

See the overview from page 158 for a list of fully consolidated companies, companies accounted for using the equity method and other equity participations.

Foreign-currency Translation

The financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current-rate method in conformity with *IAS 21*, whereby equity was translated at historical exchange rates and all other assets and liabilities and declarations in the Notes were translated at the exchange rates ruling on the balance-sheet date. Exchange differences arising from the translation of components of equity (applying historical exchange rates) were cleared against retained earnings and were not recognized in the Income Statement.

Items in income statements were translated at the average rates of exchange during the year calculated on the basis of end-of-month rates. Exchange differences between the exchange rates ruling on the balance-sheet date and the average rates of exchange employed in the Income Statement were charged against equity and were not recognized in the Income Statement.

Because of the prevailing macroeconomic conditions, *IAS 29* (*Financial Reporting in Hyperinflationary Economies*) was applied in the case of one company (*Priorbank JSC*, Minsk).

In the case of two subsidiaries (*Raiffeisen Leasing SRL*, Bucharest, und *GSI Group Software Investment AG*, Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions.

The following exchange rates were applied for the purposes of foreign-currency translations:

	2003		2004	
Rates in units per €	**Balance-sheet Date**	**Average**	**Balance-sheet Date**	**Average**
Hungarian forint (HUF)	262.500	253.475	245.970	251.539
Czech crown (CZK)	32.410	31.868	30.464	31.945
Slovakian crown (SKK)	41.170	41.446	38.745	40.110
Russian ruble (RUB)	36.900	34.738	37.750	35.846
Polish zloty (PLN)	4.702	4.416	4.085	4.531
Bulgarian leva (BGN)	1.956	1.950	1.956	1.956
Ukrainian hryvna (UAH)	6.662	6.014	7.217	6.620
Romanian leu (ROL)	41,158.000	37,640.462	39,390.000	40,496.769
Croatian kuna (HRK)	7.640	7.571	7.675	7.506
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	236.700	233.767	239.760	239.018
Serbian-Montenegran dinar (CSD)	68.486	65.002	78.885	72.657
Belarussian ruble (BYR)	2,695.220	2,307.224	2,955.650	2,689.559
Albanian lek (ALL)	—	—	126.350	127.958

Capital Hedge

Hedges of investments in economically independent sub-units (*IAS 39.164*) were undertaken for the first time as of 1 January 2004. The resulting exchange differences arising from the foreign-currency debt resulting from a hedge were charged directly against equity and shown on a separate line on the equity transition account.

Accounting and Valuation Principles

Financial Instruments

A *financial instrument* is defined as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. *IFRS*-compliant balance sheets differentiate between the following four categories:

1. financial assets and liabilities held for trading;
2. financial investments held to maturity;

3. loans and receivables originated by the enterprise;
4. available-for-sale financial assets.

1. Financial assets and liabilities held for trading

Trading assets/liabilities serve the exploitation of short-term fluctuations in market prices. Securities (inclusive of short sales of securities) and derivative instruments held for trading were recognized at their fair values. In the case of listed securities, fair value was based on stock-exchange prices. If such prices were not available, primary financial instruments and futures were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulae were *Black-Scholes 1972*, *Black 1976* and *Garman-Kohlhagen*.

Derivative instruments held for trading were also shown as financial instruments held for trading. Where fair values inclusive of interest deferrals were positive (dirty prices), they were assigned to *Trading assets*. Negative fair values were recorded under *Trading liabilities* on the Balance Sheet. Positive and negative fair values were not reconciled. Changes in dirty prices were recognized in the Income Statement under *Trading profit (loss)*.

2. Financial investments held to maturity

Financial investments includes the following assets:

- securities held to maturity;
- securities representing loans and receivables originated by the enterprise;
- equity participations.

These assets were recognized at amortized cost or fair value or using the equity method.

3. Loans and receivables originated by the enterprise

Receivables were recognized at their nominal values without deductions for remeasurements. Accrued interest was only recognized in the Income Statement if there was a high likelihood that it would actually be received.

4. Other available-for-sale financial assets

This item contains financial assets that are neither held for trading nor held as financial investments nor classified as loans or receivables. They are bonds and other fixed-interest securities and shares and other non-fixed-interest securities.

These assets were measured to fair value in conformity with *IAS 39*. They were recognized under *Other current financial assets*, and current income therefrom was reported under *Net interest income*. The effects of remeasurements and gains/losses upon their disposal were recognized under *Net income from financial investments and current financial assets*.

Impairment Losses on Loans and Advances

Allowance was made for credit risks by allocating specific and generalized individual impairment provisions. Instead of being charged against the corresponding receivables, they were disclosed openly on the Balance Sheet.

Provisions for the counterparty risks associated with loans and advances to banks and customers were allocated at the amounts of expected losses applying homogeneous Group-wide standards. A risk of loss was

deemed to exist if (taking collateral into account) the discounted probable future repayment inclusive of interest payments was less than the claim's carrying value.

The entirety of the provision for impairment losses on loans and advances arising from on-balance-sheet receivables is shown as a separate item on the assets side of the Balance Sheet, below *loans and advances to banks and customers*. The provision for impairment losses arising from off-balance-sheet transactions was recorded under *Provisions for liabilities and charges*.

Derivative Instruments

Derivative instruments not held for trading because they had been acquired for hedging purposes were subdivided into the following categories reflecting differing modes of recognition on the *IFRS*-compliant Balance Sheet:

a) Fair value hedges within the meaning of *IAS 39*

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance-sheet items in the banking book were recognized at their fair values (dirty prices) under *Other assets* (positive dirty prices) or *Other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) were allocated directly to the corresponding Balance Sheet items and reported separately in the Notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments were recorded under *Other operating profit (loss)* (*Net result from hedge accounting*).

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of *IAS 39*. They were captured as follows: Positive dirty prices were recognized under *Other assets*, and negative dirty prices were recorded under *Other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis was recognized under *Other operating profit (loss)* (*Net income from other derivative instruments*); interest was recorded under *Net interest income*.

Payables

Payables were measured at amortized cost. Discounted debt securities and similar obligations were recognized at their present value.

Repurchase Agreements

Under *genuine* repurchase agreements (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's Balance Sheet and are measured applying the rules governing the particular balance-sheet item. At the same time, a liability at the amount of the received payment is carried as a liability.

In the case of reverse repo transactions, assets are acquired subject to a simultaneous undertaking to sell them in the future. They are recognized on the Balance Sheet under *Loans and advances to banks* or *Loans and advances to customers*.

Interest expenses incurred in connection with repo transactions and interest income receivable in connection with reverse repo transactions were recorded under *Net interest income* on an accrual accounting basis (linear over their term).

Finance Leases

According to *IFRS*, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In conformity with *IAS 17*, the present value of future lease payments and any residual values were recorded in the lessor's accounts under *Loans and advances to banks* or *Loans and advances to customers*. Lessees under a finance lease recognize the asset under the pertinent tangible fixed assets heading and balance the entry with a corresponding lease liability.

Intangible Fixed Assets

Intangible fixed assets acquired for consideration were capitalized at cost less amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their conversion costs could be reliably measured. Amortization was based on the following useful lives:

Useful life	Years
Software	4 – 6
Goodwill	10

The expected useful life of major software projects may also be longer.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or conversion less depreciation. Depreciation was carried out on a straight-line basis and assumed the following useful lives:

Useful life	Years
Buildings	25 - 50
Office furniture and equipment	5 - 10
Hardware	3 - 5

If a permanent impairment was to be expected, exceptional write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-back will take place up to the amount of the asset's amortized cost.

Investment property deemed to constitute a financial investment was recognized at amortized cost in accordance with IAS 40.

Inventory

Inventory was recognized at cost subject to the *Niederstwertprinzip* (principle of recognition at the lower of cost and market). Write-downs were carried out insofar as the cost of the item of inventory was above its exchange price or fair value on the balance-sheet date or if limited usability or longer periods of storage had impaired its value.

Provisions for Liabilities and Charges

All provisions relating to so-called *social capital* (provisions for retirement benefits, severance payments and anniversary bonuses) were measured using the projected unit credit method in conformity with *IAS 19 (Employee Benefits)*.

The actuarial computation of retirement benefit commitments for active employees was based on an interest rate of 5.25 per cent *per annum* and an effective salary increase of 3 per cent *per annum* or an individual career trend of 1.5 per cent *per annum*. The parameters for pensioners were an interest rate of 5.25 per cent *per annum* and an anticipated increase in retirement benefits of 1.5 per cent *per annum*. Calculations were based on an

assumed retirement age of 60 for women and 65 for men, subject to transitional statutory requirements and special arrangements agreed in individual contracts.

The computation of severance payments and anniversary bonuses was likewise based on an interest rate of 5.25 per cent *per annum*, an average salary rise of 3 per cent *per annum* and an individual career trend of 1.5 per cent *per annum.*

The biometrical basis for the computation of all provisions relating to social capital was provided by *1999-P-Rech-nungsgrundlagen die Pensionsversicherung* (computational framework for pension insurance) – *Pagler & Pagler*, using the variant for salaried employees.

Other provisions were also allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the resulting interest effect, these provisions were not discounted.

Income Tax

Income tax was recognized and calculated in conformity with *IAS 12* applying the balance-sheet orientated liability method. Deferred taxes were computed on the basis of all temporary differences in recognition and measurement between the Consolidated Balance Sheet and the tax base that were going to balance out in subsequent periods under consideration of the tax scales applicable in the countries concerned. Deferred tax assets were capitalized with respect to tax loss carryforwards insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deferred tax assets were offset against deferred tax liabilities on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded under *Other assets* or *Tax provisions.*

Trust Activities

In conformity with *IAS 30*, transactions arising within the scope of the management or placement of assets for account of third parties were not recorded on the Balance Sheet. Commission arising from such transactions was recorded under *Net commission income.*

Notes to the Income Statement

(1) Net interest income

	2003	2004
	in € thousands	
Interest income	**1,109,080**	**1,662,866**
from loans and advances to banks	196,851	351,619
from loans and advances to customers	758,404	1,031,343
from other current financial assets	39,125	44,769
from financial investments	22,410	120,964
from receivables under finance leases	81,965	102,727
from derivative financial instruments (non-trading)	10,325	11,444
Current income	**5,104**	**3,461**
from shares and other variable-yield securities	253	132
from interests in subsidiaries	59	1,940
from companies accounted for using the equity method	1,590	1,167
from other equity participations	3,202	222
Other interest-like income	**2,884**	**1,024**
Interest and similar income, Total	**1,117,068**	**1,667,351**
Interest expenses	**(547,323)**	**(852,977)**
on deposits from banks	(231,234)	(285,127)
on deposits from customers	(277,403)	(513,638)
on liabilities evidenced by paper	(19,953)	(31,069)
on subordinated capital	(6,610)	(13,515)
on derivative financial instruments (non-trading)	(12,123)	(9,628)
Other interest-like expenses	**(6,064)**	**(8,580)**
Interest expenses and similar charges, Total	**(553,387)**	**(861,557)**
Net interest income	**563,681**	**805,794**

Interest margins in relation to the pertinent averages of the bases of assessment in question developed as follows:

	2003	2004
	in %	
Interest margin (in relation to balance-sheet total)	3.25	3.31
Interest margin (in relation to risk-weighted assets in the banking book)	5.36	5.68

(2) Provisioning for impairment losses

Provisioning for impairment losses arising from on-balance-sheet and off-balance-sheet transactions broke down as follows:

	2003	2004
	in € thousands	
Allocated to the provision for impairment losses	(290,485)	(225,307)
Released from the provision for impairment losses	215,234	97,507
Direct write-downs	(16,032)	(26,702)
Recovery of written-down claims	3,684	16,905
Total	**(87,599)**	**(137,597)**

Details of the provision for impairment losses on loans and advances are provided under point 14 (*Impairment losses on loans and advances*).

	2003	2004
	in %	
Net provisioning ratio (in relation to risk-weighted assets)[1]	0.68	0.70
Net provisioning ratio (in relation to loans outstanding[2]	0.51	0.54
Loss rate[3]	0.09	0.15
Portfolio rate[4]	1.67	1.53
Risk/earnings ratio[5]	15.54	17.08

(1) Net allocation to provision for impairment losses in relation to risk-weighted basis of assessment.
(2) Net allocation to provision for impairment losses in relation to total loans outstanding.
(3) Use + direct write-downs + recoveries of written-down claims in relation to total loans outstanding.
(4) Impairment losses on loans and advances in relation to total loans outstanding.
(5) Net provisioning for impairment losses in relation to net interest income.

(3) Net commission income

	2003	2004
	in € thousands	
Payment transfers business	119,774	162,440
Credit and guarantee business	50,485	63,404
Securities business	6,620	10,114
Foreign exchange, notes-and-coin and precious-metals business	12,577	17,708
Other banking services	23,657	44,462
Total	**213,113**	**298,128**

Commission income came to € 395,933 thousand (previous year: € 301,334 thousand). Commission expense came to € 97,805 thousand (previous year: € 88,221 thousand).

(4) Trading profit (loss)

Trading profit (loss) captures all interest and dividend income, funding costs, commission and changes in the value of trading portfolios.

	2003	2004
	in € thousands	
Interest-rate contracts	16,540	13,332
Currency contracts	222,031	206,092
Share-/index-related contracts	3,053	1,437
Total	**241,624**	**220,861**

(5) Net income from financial investments and current financial assets

Net income from financial investments captures gains and losses on remeasurements and sales of securities in the portfolio of financial investments and of equity participations. They include interests in subsidiaries, companies accounted for using the equity method and other companies. Income attributable to available-for-sale securities—recorded under *Other operating profit* (loss) *(Net income from other available-for-sale financial assets)* in prior years—is now recorded under *Net income from financial investments and current financial assets.* The comparative figures have been adjusted accordingly.

	2003	2004
	in € thousands	
Net income from financial investments	**(4)**	**4,137**
Net remeasurements of securities held to maturity	(738)	(92)
Net proceeds from sales of securities held to maturity	—	(90)
Net proceeds from sales of securities originated by the enterprise	354	1,285
Net remeasurements of equity participations	(875)	1,876
of which arising from companies accounted for using the equity method	(688)	(1,471)
Net proceeds from sales of equity participations	1,255	1,158
Net income from other current financial assets	**3,066**	**4,128**
Net remeasurements of current financial assets	259	1,465
Net proceeds from sales of current financial assets	2,807	2,663
Total	**3,062**	**8,265**

(6) General administrative expenses

The Group's consolidated general administrative expenses comprised staff expenses, other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets. They broke down as follows:

	2003	2004
	in € thousands	
Staff expenses	**(297,239)**	**(380,626)**
of which wages and salaries	(227,452)	(286,449)
of which social security costs	(59,067)	(75,838)
of which voluntary fringe benefits	(10,437)	(17,126)
of which expenditure on severance payments and retirement benefits	(283)	(1,213)
Other administrative outlay	**(274,164)**	**(347,665)**
of which on premises	(78,202)	(92,863)
of which IT costs	(31,188)	(45,950)
of which communication costs	(22,438)	(31,636)
of which legal and consultancy costs	(14,488)	(23,057)
of which advertising and entertainment expenses	(35,625)	(46,271)
of which deposit guarantee costs	(20,560)	(23,781)
of which office expenses	(9,908)	(12,683)
of which other items	(61,756)	(71,424)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(87,233)**	**(95,057)**
of which tangible fixed assets	(58,463)	(71,875)
of which intangible fixed assets	(28,612)	(22,030)
of which let leased assets	(158)	(1,152)
Total	**(658,636)**	**(823,348)**

(7) Other operating profit (loss)

Among other things, *Other operating profit (loss)* captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets as well as income from write-ups of tangible and intangible fixed assets.

The *Net result from hedge accounting*, likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items. *Net income from other current financial assets* included in

this item in prior years is now included in *Net income from financial investments and current financial assets.* Prior-year figures have been adjusted accordingly.

	2003	2004
	in € thousands	
Revenues from non-banking activities	16,130	27,348
Expenses arising from non-banking activities	(9,658)	(15,593)
Net result from hedge accounting	(1,118)	(3,140)
Net income from other derivative instruments	2,727	(766)
Net income from the disposal of tangible and intangible fixed assets	5,562	(2,278)
Other taxes	(19,147)	(21,516)
Amortization/write-downs of goodwill	(6,216)	(21,284)
Net income from the release of negative goodwill	7,479	1,997
Other operating income	41,512	77,218
Other operating expenses	(35,813)	(71,856)
Total	**1,456**	**(29,870)**

Other operating income and *Other operating expenses* consist primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, the Group recorded income of 1,997 thousand (2003: 7,479 thousand) from the release of negative goodwill that arose within the scope of first-time consolidation prior to 1 April 2004. *Other operating profit (loss)* also includes amortization/write-downs of goodwill that arose prior to 1 April 2004 and goodwill arising from capital consolidation at the amount of 21,284 thousand (2003: 6,216 thousand). That total includes an unscheduled write-down of goodwill at the amount of 9,037 thousand.

(8) Income tax

Expenditure on income tax broke down as follows:

	2003	2004
	in € thousands	
Current income tax	(52,005)	(68,826)
of which in Austria	(4,526)	(540)
of which abroad	(47,479)	(68,286)
Deferred taxes	2,752	(2,148)
Total	**(49,253)**	**(70,974)**

The following transitional account shows the connection between profit for the year and the effective tax burden:

	2003	2004
	in € thousands	
Profit before tax	276,701	342,233
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(94,078)	(116,359)
Effect of divergent foreign tax rates	24,805	(14,666)
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	60,410	87,104
Increase in the tax burden because of non-tax-deductible expenses	(41,625)	(20,615)
Other	1,235	(6,438)
Effective tax burden	**(49,253)**	**(70,974)**

(9) Earnings per share

	2003	2004
	in € thousands	
Profit	178,733	210,944
Less preference dividend for Genussrechte (profit participation rights)	—	(482)
Adjusted profit	**178,733**	**210,462**
Average number of ordinary shares outstanding during period (units)	50,000,000	54,084,699
Earnings per share (€)	**3.57**	**3.89**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

(10) Segment reporting

(10a) Segment reporting by business segment

The basis for primary segment reporting within the meaning of *IAS 14* is *Raiffeisen International*'s internal management reporting system, whose primary reporting format was mainly customer-orientated. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

There were minor changes in 2004 compared with prior years, as described below.

The Corporate Customers segment encompasses business with large corporates and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit and size of workforce.

The demarcation of the *Corporate Customers* segment from the *Retail Customers* segment was standardized during the year under review. To be included in the *Corporate Customers* segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the *Retail SME* subsegment within the *Retail Customers* segment. That standardization of the classification process – which used to take place locally depending on the size of the Group unit in question – has led to a slight shift in favour of the *Retail Customers* segment. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*Public Sector*). In addition, the segment also encompasses business with banks, financial service providers and insurers (*Financial Institutions*).

Banks includes Austrian and foreign corporate, retail and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (*EBRD*), the *European Investment Bank* (*EIB*) and the *International Monetary Fund* (*IMF*). *Financial service providers* includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The *insurers* sub-segment encompasses all kinds of insurer and reinsurer. That includes property, health, life and pension insurers.

Public sector includes all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of *Raiffeisen International* made by *Public Sector* and *Financial Institutions*, their results are now included in the *Corporate Customers* segment, having still been reported separately in prior years.

The Retail Customers segment encompasses all private individuals (*Consumers*), the self-employed (*Professionals*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Retail SME*). The line includes predominantly standardized products like passbooks, saving deposits, time deposits and current and salary accounts, personal loans, overdrafts, credit cards and mortgages and other loans granted for specific purposes.

Earnings from *Private Banking* services provided by a number of Group units are also included in this customer segment. They employ an individualized advisory approach that targets high net worth individuals and provide asset management services.

The Treasury sub-segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units.

Treasury encompasses proprietary trading and the Group's own positions in on-balance-sheet and off-balance-sheet interest-rate and currency products (futures, options), which include money-market business, foreign exchange business, cash management, refinancing and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally steered and is subject to strictly controlled limits. In addition, *Raiffeisen International* has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some Treasury transactions carried out on customer's account are recognized in other segments, including *Retail Customers and,* above all, *Corporate Customers*. Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the Participations and Other segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Raiffeisen International employs two central steering benchmarks:

Return on Equity before tax states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The Cost/Income Ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Operating profit (loss)* (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on *Raiffeisen International*'s internal management reporting system, which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Other operating profit (loss)*, whereby net interest income is calculated using the market-interest-rate method. The interest reward from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under *Net interest income.*

Notes to the Income Statement—(Continued)

Provisioning for impairment losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. *General administrative expenses* includes direct and indirect costs. Direct costs (*Staff expenses* and *Other administrative outlay*) are incurred by individual business segments, whereas indirect costs are apportioned on the basis of agreed ratios.

Year Ended December 31, 2004	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			in € thousands		
Net interest income	314,491	407,038	76,687	7,578	805,794
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,597)
Net interest income after provisioning	239,177	344,493	76,664	7,863	668,197
Net commission income	124,797	179,769	(7,793)	1,355	298,128
Trading profit (loss)	79,325	67,117	72,848	1,570	220,861
Net income from financial investments and current financial assets	(21)	(2,139)	7,298	3,128	8,265
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit (loss)	5,438	(4,156)	(4,392)	(26,759)	(29,870)
Profit before tax	**229,642**	**42,502**	**111,870**	**(41,781)**	**342,233**
Basis of assessment (*weighted for market risk*)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.5%	23.2%	—	63.4%
Average equity	780,428	373,562	336,785	44,545	1,535,320
Return on equity (before tax)	29.4%	11.4%	33.2%	—	22.3%

Year Ended December 31, 2003	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			in € thousands		
Net interest income	300,267	244,300	20,053	(939)	563,681
Provisioning for impairment losses	(44,323)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning	255,944	203,903	19,816	(3,580)	476,082
Net commission income	122,761	90,011	(727)	1,067	213,113
Trading profit (loss)	75,830	46,964	95,073	23,757	241,624
Net income from financial investments and current financial assets	2	—	1,220	1,840	3,062
General administrative expenses	(237,974)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit (loss)	4,429	838	1,388	(5,199)	1,456
Profit before tax	**220,991**	**(23,783)**	**87,368**	**(7,875)**	**276,701**
Basis of assessment (*weighted for market risk*)	8,231,758	2,621,366	1,469,486	479,084	12,801,694
Own funds requirement	658,541	209,709	117,559	38,327	1,024,135
Average number of staff	5,773	10,033	482	1,011	17,299
Cost/income ratio	47.3%	95.7%	25.7%	—	64.7%
Average equity	737,490	234,850	131,652	42,922	1,146,914
Return on equity (before tax)	33.6%	(10.1%)	66.4%	—	24.1%

(10b) Segment reporting by geographical market

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group units concerned.

In line with the Group's internal corporate strategy reorientation, markets were redefined somewhat in the year under review. Prior-year figures were adjusted accordingly. The current regional reporting segments are described below:

- Central Europe (CE)
  This segment contains the five countries that joined the EU on 1 May 2004 in which *Raiffeisen International* operates. They are the Czech Republic, Hungary, Poland, Slovakia and Slovenia.

- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Serbia and Montenegro (including Kosovo) and Romania.

- Commonwealth of Independent States (CIS)
  This segment contains the members of the Commonwealth of Independent States created primarily from parts of the former Soviet Union. *Raiffeisen International* is active in Belarus, Russia and the Ukraine and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional breakdown by domicile of each Group unit taking funding costs into account:

Year Ended December 31, 2004	CE	SEE	CIS	Total
		in € thousands		
Net interest income	420,655	263,057	122,082	805,794
Provisioning for impairment losses	(69,429)	(44,629)	(23,539)	(137,597)
Net interest income after provisioning	351,226	218,428	98,543	668,197
Net commission income	134,444	118,817	44,868	298,128
Trading profit (loss)	123,090	65,117	32,654	220,861
Net income from financial investments and current financial assets	5,658	2,645	(38)	8,265
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit (loss)	(13,452)	(9,824)	(6,595)	(29,870)
Profit before tax	**162,763**	**100,808**	**78,662**	**342,233**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (*weighted for market risk*)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,188	475,010	223,869	1,571,067
Average number of staff	8,312	8,999	3,494	20,803
Cost/income ratio	65.5%	67.4%	46.9%	63.4%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (before tax)	19.1%	21.7%	36.0%	22.3%

Year Ended December 31, 2003	CE	SEE	CIS	Total
		in € thousands		
Net interest income	318,405	172,090	73,186	563,681
Provisioning for impairment losses	(52,148)	(23,508)	(11,943)	(87,599)
Net interest income after provisioning	266,257	148,582	61,243	476,082
Net commission income	97,956	72,476	42,680	213,113
Trading profit (loss)	142,608	53,569	45,447	241,624
Net income from financial investments and current financial assets	1,695	(5)	1,371	3,062
General administrative expenses	(377,211)	(215,797)	(65,628)	(658,636)
Other operating profit (loss)	4,874	824	(4,242)	1,456
Profit before tax	**136,180**	**59,649**	**80,871**	**276,701**
Total assets	11,778,467	5,657,053	2,627,109	20,062,629
Basis of assessment (*weighted for market risk*)	7,607,527	3,497,860	1,696,307	12,801,694
Own funds requirement	608,603	279,829	135,705	1,024,135
Average number of staff	7,378	6,701	3,220	17,299
Cost/income ratio	67.1%	72.1%	41.8%	64.7%
Average equity	681,564	313,376	151,974	1,146,914
Return on equity (before tax)	20.0%	19.0%	53.2%	24.1%

Notes to the Balance Sheet

(11) Cash reserve

	2003	2004
	in € thousands	
Cash in hand	410,674	443,121
Balances at central banks	1,338,303	1,452,235
Total	**1,748,977**	**1,895,356**

(12) Loans and advances to banks

	2003	2004
	in € thousands	
Giro and clearing business	541,308	687,708
Money-market business	2,884,571	3,330,852
Loans to banks	94,402	752,572
Purchased receivables	196	8,047
Accounts receivable under finance leases	25	224
Total	**3,520,502**	**4,779,403**

Purchased receivables comprises receivables of € 8,047 thousand (2003: € 196 thousand) classified as held to maturity.

Loans and advances to banks breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	489,852	1,312,854
Southeastern Europe (SEE)	506,866	998,363
Commonwealth of Independent States (CIS)	308,116	241,957
Domestic (Austria)	1,321,139	842,380
Other countries	894,529	1,383,849
Total	**3,520,502**	**4,779,403**

(13) Loans and advances to customers

Loans and advances to customers breaks down as follows:

	2003	2004
	in € thousands	
Credit business	7,066,988	9,488,075
Money-market business	1,717,769	2,313,308
Receivables under mortgage loans	1,881,541	2,874,693
Purchased receivables	58,194	240,224
Accounts receivable under finance leases	982,111	1,325,705
Total	**11,706,603**	**16,242,005**

Purchased receivables comprises receivables of € 240,224 thousand (2003: € 58,194 thousand) classified as held to maturity.

Loans and advances to customers breaks down into business segments as follows:

	2003	2004
	in € thousands	
Public sector	719,445	453,513
Corporate customers	8,248,008	9,331,098
Retail customers	2,658,617	6,294,882
Other	80,533	162,512
Total	**11,706,603**	**16,242,005**

Loans and advances to customers breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	6,795,444	8,726,298
Southeastern Europe (SEE)	3,211,937	4,959,828
Commonwealth of Independent States (CIS)	1,472,267	2,343,356
Domestic (Austria)	12,538	2,736
Other countries	214,417	209,787
Total	**11,706,603**	**16,242,005**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognizable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance-sheet items that underlie the entry for *Impairment losses on loans and advances*:

	On January 1, 2004	Change in scope of consolidation	Allocated**	Released	Used	Transfers, Exchange differences	On December 31, 2004
			in € thousands				
Counterparty risks	*267,689*	*217*	*211,014*	*(83,202)*	*(38,809)*	*7,033*	*363,942*
Loans/advances to banks	165	—	218	(24)	—	(2)	357
of which in Austria	—	—	—	—	—	—	—
of which in other countries	165	—	218	(24)	—	(2)	357
Loans/advances to customers	267,524	217	210,796	(83,178)	(38,809)	7,035	363,585
of which in Austria	2,922	—	138	(2,799)	—	243	504
of which in other countries	264,602	217	210,658	(80,379)	(38,809)	6,792	363,081
*General provisions**	*4,243*	—	*225*	*(1,982)*	—	*(172)*	*2,314*
Subtotal	**271,932**	**217**	**211,239**	**(85,184)**	**(38,809)**	**6,861**	**366,256**
Risks arising from off-balance-sheet items	*13,863*	—	*23,864*	*(12,323)*	—	*2,161*	*27,565*
Total	**285,795**	**217**	**235,103**	**(97,507)**	**(38,809)**	**9,022**	**393,821**

* *General risks within the meaning of IAS 30.45.*

** *Allocations inclusive of direct write-downs and recoveries of receivables already written down.*

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**1,346,249**	**2,032,805**
of which public-authority debt instruments eligible for refinancing	731,370	1,002,572
of which other debt instruments issued by the public sector	481,562	492,367
of which bonds and debt securities issued by other issuers	133,317	537,866
Shares and other variable-yield securities	**16,684**	**11,378**
of which shares and other securities	15,138	9,911
of which investment fund units	1,451	1,467
of which other securities	95	—
Positive fair values arising from derivative financial instruments	**117,408**	**384,207**
of which interest-rate contracts	16,773	44,691
of which exchange-rate contracts	100,635	339,516
Overnight and fixed deposits held for trading	—	18,632
Total	**1,480,341**	**2,447,022**

(16) Other current financial assets

Other current financial assets contains the following available-for-sale securities:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**602,286**	**601,942**
of which public-authority debt instruments eligible for refinancing	375,052	367,868
of which other debt instruments issued by the public sector	103,162	62,478
of which bonds and debt securities issued by other issuers	98,112	144,952
of which debt securities originated by the enterprise	25,960	26,644
Shares and other variable-yield securities	**21,452**	**10,402**
of which shares	13,222	867
of which investment fund units	8,230	9,535
Total	**623,738**	**612,344**

(17) Financial investments

Financial investments contains securities held to maturity and strategic equity participations held on a long-term basis:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**426,487**	**2,293,503**
of which public-authority debt instruments eligible for refinancing	72,754	1,347,618
of which other debt instruments issued by the public sector	197,010	596,879
of which bonds and debt securities issued by other issuers	156,723	349,006
Equity participations	**38,485**	**73,983**
of which interests in subsidiaries	16,776	18,120
of which interests in companies accounted for using the equity method	11,403	15,128
of which other equity participations	10,306	40,735
Total	**464,972**	**2,367,486**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,209 thousand (2003: € 9,079 thousand).

(18) Intangible fixed assets

	2003	2004
	in € thousands	
Goodwill	34,975	74,858
Other intangible fixed assets	72,569	102,182
Total	**107,544**	**177,040**

(19) Tangible fixed assets

	2003	2004
	in € thousands	
Land and buildings used by the Group for its own operations	121,256	159,755
Other land and buildings	6,883	6,690
Other tangible fixed assets, office furniture and equipment	197,093	253,532
Let leased assets	8,245	21,037
Total	**333,477**	**441,014**

Obligations arising from the use of tangible fixed assets not shown on the Balance Sheet during the 2005 financial year will come to € 52,980 thousand (previous year: € 16,352 thousand). Such obligations during the five years following the year under review will come to € 262,831 thousand (previous year: € 72,209 thousand).

The fair value of *Other land and buildings* (*Investment Property*) was € 7,350 thousand (2003: € 6,883 thousand).

(20) Development of fixed assets

	Cost of acquisition or conversion						
	On January 1, 2004	Effect of change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On December 31, 2004
				in € thousands			
Financial investments	**466,946**	**1,183,660**	**64,986**	**2,715,912**	**(2,064,257)**	**—**	**2,367,247**
Debt securities and other fixed-interest securities	427,684	1,185,449	63,233	2,681,524	(2,063,144)	—	2,294,746
Interests in subsidiaries	18,630	(1,789)	434	2,266	(710)	—	18,831
Interests in companies accounted for using the equity method	10,345	—	971	3,059	—	—	14,375
Other equity participations	10,287	—	349	29,063	(403)	—	39,296
Intangible fixed assets	**192,491**	**63,094**	**7,110**	**57,404**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,814	(1,449)	56	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**1,272,891**	**1,273,254**	**97,784**	**2,964,842**	**(2,153,069)**	**—**	**3,455,702**

Table continues on page F-28.

	Write-ups, write-downs, remeasurements			Carrying amounts on December 31,	
	cumulative	write-ups	write-downs	2003	2004
			in € thousands		
Financial investments	**239**	**3,746**	**(3,179)**	**464,972**	**2,367,486**
Debt securities and other fixed-interest securities	(1,242)	666	(1,657)	426,487	2,293,503
Interests in subsidiaries	(711)	492	(16)	16,776	18,120
Interests in companies accounted for using the equity method	753	1,167	(1,471)	11,402	15,128
Other equity participations	1,439	1,421	(35)	10,306	40,735
Intangible fixed assets	**(130,118)**	**—**	**(43,314)**	**107,544**	**177,040**
Goodwill	(33,541)	—	(21,284)	34,975	74,858
Other intangible fixed assets	(96,577)	—	(22,030)	72,569	102,182
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**333,477**	**441,014**
Land and buildings used by the Group for its own operations	(76,704)	—	(7,121)	121,256	159,755
Other land and buildings	(4,737)	—	(1,275)	6,883	6,690
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(257,086)	176	(63,479)	197,093	253,532
Let leased assets	(1,757)	5	(1,152)	8,245	21,037
Total	**(470,162)**	**3,927**	**(119,519)**	**905,992**	**2,985,540**

The acquisition in Albania mainly affected fixed assets in the *Financial investments* (*Debt securities*) and *Intangible fixed assets* (*Goodwill*) categories. Additions to *Intangible fixed assets* and *Tangible fixed assets* did not include any appreciable single investments.

(21) Other assets

	2003	2004
	in € thousands	
Tax assets	22,875	29,045
of which current tax assets	9,260	10,889
of which deferred tax assets	13,615	18,156
Receivables arising from non-banking activities	18,221	24,239
Prepayments and other deferrals	75,679	97,983
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	716	1,046
of which interest-rate contracts	716	1,030
of which share-/index-related contracts	—	16
Positive fair values of other derivative financial instruments	15,307	43,212
of which interest-rate contracts	1,439	1,604
of which exchange-rate contracts	13,868	41,608
Other assets	215,609	116,183
Total	**348,407**	**311,708**

Insofar as they satisfied the prerequisites for hedge-accounting within the meaning of *IAS 39*, derivative financial instruments were measured at their fair values (dirty prices) in their function as hedging instruments. The hedged items underlying fair-value hedges were loans and advances to banks. The hedged risks were interest-rate risks.

This item also includes the positive fair values of derivative financial instruments that were neither held for trading nor fair-value hedging instruments within the meaning of *IAS 39*. The positive fair values of derivative financial instruments reported under *Other available-for-sale financial assets* in prior years were now recognized

in *Other assets* and the comparative figures were adjusted accordingly. Changes in the carrying amounts of the hedged items underlying fair value hedges within the meaning of *IAS 39* were recognized under the appropriate balance-sheet headings.

(22) Deposits from banks

Deposits from banks breaks down as follows:

	2003	2004
	in € thousands	
Giro and clearing business	319,847	351,850
Money-market business	2,440,697	2,672,505
Long-term finance	2,559,200	3,595,410
Total	**5,319,744**	**6,619,765**

Deposits from banks breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	683,593	1,079,254
Southeastern Europe (SEE)	166,323	285,067
Commonwealth of Independent States (CIS)	103,237	116,826
Domestic (Austria)	2,529,477	2,534,417
Other countries	1,837,115	2,604,201
Total	**5,319,744**	**6,619,765**

(23) Deposits from customers

Deposits from customers breaks down into product groups as follows:

	2003	2004
	in € thousands	
Sight deposits	4,540,211	6,896,160
Time deposits	6,672,180	10,315,006
Savings deposits	870,381	958,295
Total	**12,082,772**	**18,169,461**

Deposits from customers breaks down into customer segments as follows:

	2003	2004
	in € thousands	
Public sector	495,405	706,735
Corporate customers	6,038,365	6,798,837
Retail customers	5,453,117	10,466,000
Other	95,885	197,889
Total	**12,082,772**	**18,169,461**

Deposits from customers breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	7,333,206	9,249,165
Southeastern Europe (SEE)	3,248,959	6,405,364
Commonwealth of Independent States (CIS)	1,030,526	1,629,212
Domestic (Austria)	24,196	310,312
Other countries	445,885	575,408
Total	**12,082,772**	**18,169,461**

(24) Liabilities evidenced by paper

	2003	2004
	in € thousands	
Issued debt securities	258,228	368,895
Issued money-market instruments	3,464	5,852
Other liabilities evidenced by paper	171,216	287,711
Total	**432,908**	**662,458**

(25) Provisions for liabilities and charges

	On January 1, 2004	Change in scope of consolidation	Allocated	Released	Used	Transfers, Exchange differences	On December 31, 2004
Severance payments	262	—	136	—	(18)	(1)	379
Retirement benefits	42	—	50	(22)	—	20	90
Taxes	28,701	—	34,833	(6,161)	(6,066)	1,466	52,773
of which current	10,315	—	25,611	(1,513)	(6,066)	769	29,116
of which deferred	18,386	—	9,222	(4,648)	—	697	23,657
Guarantees and sureties	13,863	—	23,864	(12,323)	—	2,160	27,564
Other	23,718	1,012	20,399	(5,609)	(9,070)	1,112	31,562
Total	**66,587**	**1,012**	**79,282**	**(24,115)**	**(15,154)**	**4,757**	**112,368**

Other provisions for liabilities and charges consists largely of provisions for legal cases and unused vacation rights.

Deferred taxes breaks down as follows:

	2003	2004
	in € thousands	
Deferred tax assets	13,615	18,156
Provisions for deferred tax liabilities	(18,386)	(23,657)
Net deferred taxes	**(4,771)**	**(5,501)**

Net deferred taxes resulted from the following items:

	2003	2004
	in € thousands	
Impairment losses on loans and advances	15,701	17,020
Tangible and intangible fixed assets	5,656	2,727
Other assets	2,774	31,354
Provisions for liabilities and charges	4,025	5,121
Other liabilities	11,082	56,570
Tax loss carryforwards	2,133	4,875
Other balance-sheet items	63,924	35,796
Deferred tax assets	**105,295**	**153,463**
Loans and advances to banks	20,618	965
Loans and advances to customers	6,607	5,328
Trading assets	15,025	58,038
Financial investments	3,484	2,919
Other liabilities	30,237	42,242
Other balance-sheet items	34,095	49,472
Deferred tax liabilities	**110,066**	**158,964**
Net deferred taxes	**(4,771)**	**(5,501)**

The Consolidated Financial Statements contain capitalized benefits from as yet unused tax loss carryforwards at the amount of € 4,875 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited period.

No tax deferrals were capitalized for tax loss carryforwards of € 14,532 thousand because there appeared to be no prospect of being able to realize them within a reasonable period at the time.

(26) Trading liabilities

	2003	2004
	in € thousands	
Negative fair values arising from derivative financial instruments	114,843	408,347
of which arising from interest-rate contracts	25,362	85,257
of which arising from exchange-rate contracts	89,481	323,050
of which arising from share-/index-related contracts	—	40
Overnight and fixed deposits held for trading	—	1,597
Total	**114,843**	**409,944**

(27) Other liabilities

	2003	2004
	in € thousands	
Liabilities arising from non-banking activities	22,252	35,158
Deferred items	22,211	44,956
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	2,374	4,030
of which arising from interest-rate contracts	2,374	487
of which arising from exchange-rate contracts	—	3,369
of which arising from share-/index-related contracts	—	174
Negative fair values of other derivative financial instruments	19,622	20,182
of which arising from interest-rate contracts	2,620	2,690
of which arising from exchange-rate contracts	17,002	17,492
Other liabilities	290,214	208,299
Total	**356,673**	**312,625**

The negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of *IAS 39*, recognized under *Available for sale financial assets* in prior years, were now recognized under *Other liabilities*. The comparative figures have been adjusted accordingly.

(28) Subordinated capital

	2003	2004
	in € thousands	
Subordinated obligations	252,405	422,698
Supplementary capital	58,179	21,000
Total	**310,584**	**443,698**

€ 377,873 thousand of total subordinated capital was furnished by *Raiffeisen Zentralbank AG* (2003: € 310,584 thousand).

(29) Equity and minorities

	2003	2004
	in € thousands	
Equity	**924,005**	**1,628,902**
Subscribed capital	50,000	382,140
Capital reserves	770,483	935,410
Retained earnings	103,522	311,352
Profit	**178,733**	**210,944**
Minorities	**275,780**	**336,957**
Total	**1,378,518**	**2,176,803**

The issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 62,500 thousand no-par shares with a total nominal value of € 380,434,782.61.

Pursuant to a resolution of the Extraordinary General Meeting of Shareholders held on 19 July 2004, the company's share capital was increased by 7.5 million no-par shares or a nominal total of € 300,000 thousand. The transaction was fully subscribed.

During a further Extraordinary General Meeting of Shareholders held on 15 October 2004, it was decided to open the company to outside shareholders. *RZB* waived its rights and subscribed capital was thus increased by five million no-par shares or € 30,435 thousand subscribed by the *European Bank for Reconstruction and Development* (*EBRD*) and the *International Finance Corporation* (*IFC*). In the course of the capital increase, the amount of € 169,565 thousand (less issuing costs) was booked to the *Capital Reserves* as a premium.

A resolution of the General Meeting of Shareholders held on 3 May 2004 authorized the Managing Board to issue *Genussrechte* (profit participation rights) up to a total amount of € 4,000 thousand. € 1,705 thousand of that total was issued during the year under review. The profit participation rights were recognized under *Subscribed capital*. These profit participation rights constitute a bonus system for the officers and senior staff of *Raiffeisen International*. They are issued for the duration of the Company and attest to a right to participate in its current profits and losses (as calculated using a formula laid down in the Terms and Conditions of Issue) and in winding-up profit. The profit base as calculated for 2004 was € 482 thousand. The holding of a profit participation right does not constitute a shareholding.

It is planned to ask the General Meeting of Shareholders on 8 March 2005 to authorize the Managing Board, subject to the consent of the Supervisory Board, to increase the Company's share capital by up to € 67,000 thousand by issuing new shares for capital contributions (authorized capital). The issue price, terms and conditions of issue, time of commencement of the dividend right and the exclusion of subscription rights can be laid down by the Managing Board with the consent of the Supervisory Board.

Moreover, it is planned to ask the General Meeting of Shareholders on 8 March 2005 to resolve to carry out a stock split to increase the number of shares on a two-for-one basis, which would increase the number of shares to 125,000 thousand. In addition, the General Meeting of Shareholders will be asked to approve the conversion of the *Raiffeisen International Bank-Holding AG* share from a registered to a bearer share.

The development of consolidated equity is shown on page F-4.

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2004:

	Due at Call or of Unspecified Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 Year to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	773,999	3,391,443	471,830	85,418	56,713
Loans and advances to customers	1,245,159	2,552,609	4,285,294	5,837,824	2,321,119
Trading assets	39,361	689,431	469,333	567,734	681,163
Other current financial assets	10,377	333,883	95,042	164,894	8,148
Financial investments	73,982	517,497	899,330	846,203	30,473
Deposits from banks	475,565	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by paper	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

Maturities breakdown as of 31 December 2003:

	Due at Call or of Unspecified Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 Year to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other current financial assets	7,777	216,471	212,394	163,013	24,082
Financial investments	38,484	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,114	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

(31) Receivables and payables vis-a-vis related parties

	2003	2004
	in € thousands	
Loans and advances to banks		
Subsidiaries	1,210,903	689,562
Companies accounted for using the equity method	22	22
Other equity participations	21,248	5,105
Loans and advances to customers		
Subsidiaries	145,993	127,235
Companies accounted for using the equity method	5	5
Other equity participations	46,693	105,885
Trading assets		
Subsidiaries	1,860	3,506
Companies accounted for using the equity method	—	667
Other current financial assets		
Subsidiaries	873	25
Companies accounted for using the equity method	15	15

	2003	2004
	in € thousands	
Deposits from banks		
Subsidiaries	2,412,081	2,579,311
Companies accounted for using the equity method	21,254	54,291
Other equity participations	—	9,949
Deposits from customers		
Subsidiaries	19,438	22,806
Companies accounted for using the equity method	130	1,614
Other equity participations	16,494	6,299

(32) Foreign-currency items

The Consolidated Financial Statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2003	2004
	in € thousands	
Assets	13,785,581	20,616,018
Liabilities	13,614,168	18,212,562

(33) Foreign Assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

	2003	2004
	in € thousands	
Assets	18,586,846	27,346,940
Liabilities	15,846,888	23,438,056

(34) Expenditure on subordinated obligations

Expenditure on subordinated obligations during the year under review totalled € 13,797 thousand (2003: € 9,307 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

	2003	2004
	in € thousands	
Contingent liabilities	**1,439,163**	**1,733,636**
of which arising from endorsed bills	1,329	1,693
of which arising from guarantee credits	665,895	743,963
of which arising from other guarantees	600,855	736,279
of which arising from letters of credit	149,570	224,746
of which other contingent liabilities	21,514	26,955
Commitments	**3,065,546**	**4,205,361**
of which arising from irrevocable loan promises/stand-by facilities	1,957,300	2,943,885
up to and including 1 year	1,018,142	1,372,259
more than 1 year	939,158	1,571,626
of which other commitments	1,108,246	1,261,476

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2003	2004
Genuine repurchase agreements (as borrower)	in € thousands	
Deposits from banks	13,083	28,320
Deposits from customers	1,717	12,631
Total	**14,800**	**40,951**

	2003	2004
Genuine reverse repurchase agreements (as lender)	in € thousands	
Loans and advances to banks	1,079	340,453
Loans and advances to customers	44,752	29,855
Total	**45,831**	**370,308**

(37) Assets pledged as collateral

The following items were securitized by assets shown on the Balance Sheet:

	2003	2004
	in € thousands	
Deposits from banks	—	10,160
Deposits from customers	17,669	6,710
Liabilities evidenced by paper	—	51,620
Other liabilities	8,294	—
Contingent liabilities and commitments	17,768	20,746
Total	**43,731**	**89,236**

The following assets on the Balance Sheet were furnished as collateral for the above named obligations:

	2003	2004
	in € thousands	
Loans and advances to banks	37,510	13,393
Trading assets	—	56,479
Other current financial assets	3,955	21,747
Financial investments	4,550	—
Total	**46,015**	**91,619**

(38) Trust activities

Volumes of fiduciary business outstanding on the balance-sheet date that were not recognized on the Balance Sheet developed as follows:

	2003	2004
	in € thousands	
Loans and advances to banks	—	10,349
Loans and advances to customers	11,419	22,583
Financial investments	5,572	6,255
Fiduciary assets	**16,991**	**39,187**
Deposits from banks	2,492	12,139
Deposits from customers	8,927	20,793
Other fiduciary liabilities	5,572	6,255
Fiduciary liabilities	**16,991**	**39,187**

(39) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing either because the counterparty's financial situation was such that no recovery of funds was to be expected or because the counterparty had not discharged its financial obligations for a period of more than 90 days:

	2003	2004
	in € thousands	
Loans and advances to customers	381,925	377,960
Impairment losses on loans and advances	(64,332)	(144,843)
Total	**317,667**	**233,117**

(40) Finance leases

Receivables arising from finance leases developed as follows:

	2003	2004
	in € thousands	
Gross investment value	**1,141,344**	**1,492,848**
Minimum lease payments	1,141,305	1,492,848
up to 3 months	120,462	273,964
from 3 months up to 1 year	316,043	373,560
from 1 year up to 5 years	654,761	784,773
over 5 years	50,039	60,551
Non-guaranteed residual values	39	—
Unrealized financial income	**163,028**	**209,172**
up to 3 months	21,646	24,538
from 3 months up to 1 year	52,755	62,385
from 1 year up to 5 years	79,442	111,576
over 5 years	9,185	10,673
Net investment value	**978,316**	**1,283,676**

Write-offs of unrecoverable minimum lease payments outstanding came to € 25,881 thousand (2003: € 11,211 thousand).

Assets let within the scope of finance leases broke down as follows:

	2003	2004
	in € thousands	
Vehicles leases	599,176	928,718
Real-estate leases	77,110	98,476
Movable property leases	302,030	256,482
Total	**978,316**	**1,283,676**

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, *Raiffeisen International*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of *RZB*, *Raiffeisen International* is integrated into *RZB*'s risk management system.

Overall risk management and risk-management structure

Under the Austrian *Bankwesengesetz* (*BWG*: banking act), *RZB* as parent company is obliged to instal a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within the *Raiffeisen International Group*, the Managing Board of *Raiffeisen International* decides risk management guidelines within the scope of the framework laid down by the *RZB Group*. The Managing Board of *Raiffeisen International* approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group management. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in hand.

Individual risk types in relation to *Raiffeisen International*'s economic capital on 31 December 2004:


Credit risk
76%
Market risk
7%
Operational risk
17%

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at *Raiffeisen International* is monitored and managed by *RZB* within the scope of a service level agreements (SLA). The rules and procedures for the management of market risks are defined by *RZB* on a Group-wide basis and endorsed by the Managing Board of *Raiffeisen International*. Each *Raiffeisen International Network Bank* has a Market Risk Management Department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to *RZB*.

Raiffeisen International approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with the *RZB Group*. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny throughout the Group.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 percent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, *Raiffeisen International* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for the management of risks.

Risk figures (99%, VaR, 10-day) for market risk in the trading books of *Raiffeisen International*, by risk type, in thousands of euros:

	VaR on December 31, 2004	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest-rate risk	1,699	2,130	1,458	2,592
Currency risk	19,091	19,636	17,023	20,007
Price risk	76	690	76	1,473

	VaR on December 31, 2003	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest-rate risk	6,421	2,389	153	6,421
Currency risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

Raiffeisen International uses the standard methodology within the meaning of the Capital Adequacy Directive to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest-rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *Raiffeisen International* also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the Treasury departments at the *Network Banks*, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at *Raiffeisen International* as of 31 December 2004 (in € thousands):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Other	(100,250)	4,663	143,557	(61,031)

Interest maturity gaps at *Raiffeisen International* as of 31 December 2003 (in € thousands):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2004 in € thousands given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.6	(0.0)	(20.6)	3.5
USD	(5.6)	(6.5)	(9.3)	(13.5)
Other	11.3	(4.1)	(45.5)	34.4

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2003 in € thousands given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.8	8.9	(7.5)	6.0
USD	2.6	(1.8)	(3.7)	(1.3)
Other	14.9	30.5	(56.7)	(53.3)

Credit risk

Credit risk within *Raiffeisen International* consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to *Raiffeisen International* because the *Network Banks* mainly do business within their own countries.

Loans and advances to banks and customers and off-balance-sheet transactions broke down by region as follows:

	2003		2004	
	in € thousands	in %	in € thousands	in %
Hungary	3,996,615	17.8	5,610,480	16.9
Slovakia	3,840,974	17.1	4,697,723	14.1
European Union*	3,304,382	14.7	3,808,870	11.4
Croatia	2,353,308	10.5	3,081,055	9.3
Poland	1,910,618	8.5	2,998,401	9.0
Russia	1,442,476	6.4	2,581,536	7.8
Czech Republic	1,966,763	8.8	2,364,445	7.1
Romania	1,094,586	4.9	2,203,735	6.6
Other	2,551,471	11.3	5,937,732	17.8
Total	**22,461,194**	**100.0**	**33,283,977**	**100.0**

* *Prior-year figures for the new EU members that are not reported separately (EU-10) have also been adjusted.*

Credit management is carried out by risk management departments under instructions from the Managing Board of *Raiffeisen International*. They provide the Managing Board and *RZB* with regular reports on risks in the loan portfolios in question.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of *Raiffeisen International*. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstance compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Local risk decisions are delegated to Group units to an extent decided by the Managing Board of *Raiffeisen International* or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from *Front Office* and *Back Office* are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (*Basel II*), the seamless management, monitoring and control of credit risks at *Raiffeisen International* are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required among others by *Basel II*) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The *Unrated* category includes retail business as well. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal rating	**2003**		**2004**	
	in € thousands	**in %**	**in € thousands**	**in %**
0.5 Minimal Risk	121,198	0.7	15,058	0.1
1.0 Excellent credit standing	664,443	4.1	1,080,018	4.9
1.5 Very good credit standing	353,488	2.2	1,467,315	6.7
2.0 Good credit standing	2,216,471	13.6	1,996,135	9.1
2.5 Average credit standing	1,067,652	6.6	2,020,368	9.2
3.0 Mediocre credit standing	3,588,775	22.1	3,360,293	15.4
3.5 Weak credit standing	1,352,066	8.3	2,360,151	10.8
4.0 Very weak credit standing	2,627,998	16.2	3,162,227	14.5
4.5 Doubtful and/or partial write-off	332,420	2.0	740,053	3.4
5.0 Loss/bankruptcy or similar proceedings	157,889	1.0	180,093	0.8
Unrated	3,787,422	23.3	5,484,400	25.1
Total	**16,269,822**	**100.0**	**21,866,111**	**100.0**

All default definitions have been adapted for the purposes of the IRB approach and the revised definitions have been applied throughout *RZB-Kreditinstitutsgruppe* within the scope of the implementation of *Basel II*. According to the definition employed by *RZB-Kreditinstitutsgruppe*, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff play a decisive part in charting, analyzing and allocating any impairment loses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at a early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

Loans outstanding and off-balance-sheet transactions at *Raiffeisen International* by industry or sector:

	2003		**2004**	
	in € thousands	**in %**	**in € thousands**	**in %**
Manufacturing	3,985,208	23.3	5,546,650	21.6
Retailing and wholesaling	3,390,407	19.9	4,408,366	17.2
Public administration, social insurance	1,856,097	10.9	4,271,116	16.6
Private households	2,510,497	14.7	4,065,044	15.8
Construction and real estate	1,511,658	8.9	1,965,720	7.7
Other	3,825,186	22.4	5,425,987	21.1
Total	**17,079,053**	**100.0**	**25,682,882**	**100.0**

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by *Raiffeisen International* and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risks

In line with *Basel II*, *Raiffeisen International* defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. *Raiffeisen International* plans to introduce early-waring indicators in 2005. It intends to apply the standardized approach to operational risk within the meaning of *Basel II*. That approach is based on gross earnings in each business segment.

To further reduce operational risks, the Group is stepping up its staff training programme as well as working on the development of emergency plans and back-up systems. It is also applying the *SixSigma* method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal Amounts by Maturity				Fair Values	
	Up to 1 Year	From More than 1 to 5 Years	More than 5 Years	Total	Positive	Negative
			in € thousands			
Total	**12,348,472**	**3,038,462**	**380,451**	**15,767,385**	**415,173**	**(381,079)**
a) Interest-rate contracts	**3,633,610**	**2,868,504**	**364,689**	**6,866,803**	**38,710**	**(46,890)**
OTC products:						
Interest swaps	131,269	1,185,013	364,689	1,680,971	31,945	(39,519)
Interest futures	3,502,341	1,683,491	—	5,185,832	6,765	(7,371)
b) Exchange-rate contracts	**8,707,835**	**169,958**	**15,761**	**8,893,555**	**376,463**	**(334,149)**
OTC products:						
Currency and interest swaps	26,444	48,285	15,761	90,491	2,483	(7,675)
Forward exchange deals	7,744,007	103,373	—	7,847,379	368,744	(320,611)
Currency options – buys	416,067	9,150	—	425,217	4,880	—
Currency options – sells	482,099	9,150	—	491,250	—	(5,686)
Products traded on a stock exchange:						
Currency futures	39,218	—	—	39,218	356	(177)
c) Securities-related contracts	**7,027**	**—**	**—**	**7,027**	**—**	**(40)**
OTC products:						
Share/index futures	109	—	—	109	—	—
Products traded on a stock exchange:						
Share/index futures	6,918	—	—	6,918	—	(40)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2003:

	Nominal Amounts by Maturity				Fair Values	
	Up to 1 Year	From More than 1 to 5 Years	More than 5 Years	Total	Positive	Negative
			in € thousands			
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest-rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Interest futures	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange-rate contracts	**5,501,438**	**110,772**	**—**	**5,612,210**	**110,031**	**(92,462)**
OTC products:						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options – buys	253,084	3,394	—	256,478	1,705	—
Currency options – sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange:						
Currency futures	42,547	—	—	42,547	407	(459)
c) Securities-related contracts	**10,548**	**—**	**—**	**10,548**	**—**	**(164)**
Products traded on a stock exchange:						
Share/index futures	10,548	—	—	10,548	—	(164)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts on the Balance Sheet if they had a remaining term of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

	2003			2004		
	Fair Value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
			in € thousands			
Assets						
Loans and advances to banks	3,520,443	3,520,502	(59)	4,781,163	4,779,403	1,760
Loans and advances to customers	11,775,956	11,706,603	69,353	16,342,265	16,242,005	100,260
Financial investments	465,471	464,972	499	2,386,600	2,367,486	19,114
Liabilities						
Deposits from banks	5,284,142	5,319,744	(35,602)	6,578,307	6,619,765	(41,458)
Deposits from customers	12,038,363	12,082,772	(44,409)	18,172,744	18,169,461	3,283
Liabilities evidenced by paper	433.003	432.908	95	665,709	662.458	3.252
Subordinated capital	310.759	310.584	175	443.882	443.698	184

Other Disclosures

(44) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the *Bankwesengesetz* (*BWG*: Austrian banking act). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

	2003	2004
	in € thousands	
Tier 1 capital (core capital)	1,204,364	1,977,086
Tier 2 capital (additional own funds)	265,577	403,196
Less interests in banks and financial institutions	(14,988)	(51,594)
Eligible own funds	**1,454,952**	**2,328,687**
Tier 3 capital (short-term subordinated own funds)	7,931	31,156
Total own funds	**1,462,883**	**2,359,843**
Total own funds requirement	**1,024,135**	**1,571,067**
Excess own funds	**438,748**	**788,776**
Excess cover ratio in per cent	42.8%	50.2%
Core capital ratio in per cent	9.4%	10.1%
Own funds ratio in per cent	11.4%	12.0%

Total own funds requirement is made up as follows:

	2003	2004
	in € thousands	
Risk-weighted basis of assessment pursuant to 22 BWG	12,042,925	16,690,114
of which 8 per cent minimum own funds requirement	963,402	1,335,209
Own funds requirement for the trading book under 22b Abs. 1 BWG	53,838	136,127
Own funds requirement for open currency positions under 26 BWG	6,896	99,731
Total own funds requirement	**1,024,135**	**1,571,067**

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2003	2004
	in € thousands	
White collar	17,179	20,543
Blue collar	120	260
Total	**17,299**	**20,803**

(46) Expenditure on severance payments and retirement benefits

	2003	2004
	in € thousands	
Members of the Managing Board and senior staff	231	1,309
Other employees	1,282	1,732

(47) Remuneration of board members

The members of the managing and supervisory boards of the parent company were remunerated as follows:

	2003	2004
	in € thousands	
Managing Board	839	1,607
Supervisory Board	120	120

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments.

Since some Managing Board members had posts in *RZB* boards or were *RZB* employees in the previous year and, in part, in the year under review, those Managing Board members drew their salaries from *RZB*; these were not reimbursed by *Raiffeisen International.*

(48) Boards and officers

Managing Board

- Herbert Stepic, Chairman
- Heinz Hödl, Vice Chairman (to December 31, 2004)
- Martin Grüll (from January 3, 2005)
- Aris Bogdaneris (from October 1, 2004)
- Rainer Franz
- Peter Lennkh (from October 1, 2004)
- Heinz Wiedner

Supervisory Board

- Walter Rothensteiner, Chairman
- Manfred Url, Vice Chairman
- Patrick Butler (from September 28, 2004)
- Stewart D. Gager (from January 24, 2005)
- Karl Sevelda
- Karl Stoss (to September 28, 2004)
- Peter L. Woicke (from January 24, 2005)

Vienna
25 February 2005

The Managing Board

Herbert Stepic   Martin Grüll   Aris Bogdaneris

Rainer Franz   Peter Lennkh   Heinz Wiedner

Auditors' Report

To the Managing Board and Supervisory Board of *Raiffeisen International Bank-Holding AG*, Vienna:

"We have audited the German version of the consolidated financial statements of *Raiffeisen International Bank-Holding AG* as of December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with *International Standards on Auditing* (*ISA*) issued by the *International Federation of Accountants* (*IFAC*). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiff-eisen International Bank-Holding AG* as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with *International Financial Reporting Standards* (*IFRS*)." We further confirm that the Management Summary is consistent with the consolidated financial statements of Raiffeisen International Bank-Holding AG.

Vienna, February 25, 2005

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch | Johann Mühlehner

Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

Consolidated Group

The following affiliated companies have been included in the Consolidated Financial Statements together with the parent company:

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest in %	Of which Indirect(1) in %	Type(2)
GSI Group Software Investment AG, Zug [CH]	29,400,000	CHF	100.0		BR
JSCB Raiffeisenbank Ukraine, Kiev [UA]	309,477,058	UAH	100.0		BA
Non-State Pension Fund Raiffeisen, Moscow [RU]	57,000,000	RUR	100.0		FI
OOO Raiffeisen-Leasing, Moscow [RU]	146,000,000	RUR	87.5		FI
Priorbank JSC, Minsk [BY]	101,463,131,925	BYR	62.1		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia [BG]	5,000	BGN	81.1		FI
Raiffeisen Bank Kosovo J.S.C., Prishtina [CS]	17,750,000	EUR	100.0		BA
Raiffeisen Bank Polska S.A., Warsaw [PL]	492,996,150	PLN	100.0		BA
Raiffeisen Bank Rt., Budapest [HU]	29,002,010,000	HUF	70.3		BA
Raiffeisen Bank S.A., Bucharest [RO]	10,520,427,700,000	ROL	99.4		BA
Raiffeisen Bank Sh.a., Tirana [AL]	25,497,462	EUR	100.0		BA
Raiffeisen Capital Asset Management, Moscow [RU]	10,000	RUR	100.0		FI
Raiffeisen Car Leasing Ltd., Budapest [HU]	20,000,000	HUF	72.7		FI
Raiffeisen International GROUP IT GmbH, Vienna [AT]	37,000	EUR	99.5		BR
Raiffeisen Krekova banka d.d., Maribor [SI]	2,058,000,000	SIT	97.5		BA
Raiffeisen Leasing Bulgaria OOD, Sofia [BG]	2,000,000	BGN	81.1		FI
Raiffeisen Leasing d.o.o., Belgrade [CS]	62,816,350	CSD	82.5		FI
Raiffeisen Leasing d.o.o., Ljubljana [SI]	415,800,000	SIT	75.0		FI
Raiffeisen Leasing d.o.o., Sarajevo [BA]	1,000,000	BAM	75.0		FI
Raiffeisen Leasing Polska S.A., Warsaw [PL]	22,301,000	PLN	94.9		FI
Raiffeisen Leasing S.R.L., Bucharest [RO]	76,434,000,000	ROL	75.0		FI
Raiffeisen Lizing Rt., Budapest [HU]	225,620,000	HUF	72.7		FI
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb [HR]	110,000,000	HRK	75.0		FI
Raiffeisen Securities and Investment Rt., Budapest [HU]	20,000,000	HUF	70.3		FI
Raiffeisenbank (Bulgaria) EAD, Sofia [BG]	65,594,928	BGN	100.0		BA
Raiffeisenbank a.d., Belgrade [CS]	2,018,537,580	CSD	90.0		BA
Raiffeisenbank a.s., Prague [CZ]	2,500,000,000	CZK	51.0		BA
Raiffeisenbank Austria d.d., Zagreb [HR]	499,140,000	HRK	75.0		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo [BA]	68,833,000	BAM	97.0		BA
Raiffeisen-Leasing d.o.o., Zagreb [HR]	30,000,000	HRK	75.0		FI
Raiffeisen-Leasing International Gesellschaft m.b.H.,Vienna [AT]	36,336	EUR	75.0		BR
Raiffeisen-Leasing Real Estate, s.r.o., Prague [CZ]	10,000,000	CZK	69.0		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague [CZ]	50,000,000	CZK	63.0		FI
Raiffeisen-RBHU Holding GmbH,Vienna [AT]	236,640	EUR	70.3		OT
RLI Holding Gesellschaft m.b.H., Vienna [AT]	40,000	EUR	75.0		OT
SINESCO Kft., Budapest [HU]	3,000,000	HUF	72.7		OT
Tatra banka a.s., Bratislava [SK]	1,004,320,000	SKK	72.4		BA
Tatra Group Finance, s.r.o., Bratislava [SK]	314,100,000	SKK	72.4	3.2	BR
Tatra Group Servis spol.s.r.o., Bratislava [SK]	370,000,000	SKK	72.4	0.4	BR
Tatra Leasing spol. s r.o., Bratislava [SK]	200,000,000	SKK	72.1		FI
UMBRA Handels- und Beteiligungsgesellschaft m.b.H.,Vienna [AT]	500,000	ATS	100.0		OT
ZAO Raiffeisenbank Austria, Moscow [RU]	4,447,048,000	RUR	100.0		BA

Equity Participations

Interests accounted for in the consolidated financial statements using the equity method

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
Raiffeisen stambena štedionica d.d., Zagreb [HR]	70,000,000	HRK	26.0		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest [RO]	611,865,000,000	ROL	33.3		BA
Raiffeisen Bausparkasse a.s., Prague [CZ]	650,000,000	CZK	25.0		BA

Not integrated affiliated companies

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
ACTIUNI NATIONALE S.A. - societate in lichidare, Bucharest [RO]	10,000,000,000	ROL	90.6	0.1	FI
Alfa Ász Kft., Budapest [HU]	3,000,000	HUF	100.0		FI
AXEN spol.sr.o., Bratislava [SK]	48,610,000	SKK	100.0		BR
B.S.R. Building s.r.o., Prague [CZ]	200,000	CZK	68.9	68.9	OT
Dom-office 2000, Minsk [BY]	834,781,000	BYR	100.0		OT
ELIOT, s.r.o., Bratislava [SK]	200,000	SKK	100.0		BR
F-Spektrum, s.r.o., Bratislava [SK]	200,000	SKK	81.0		FI
Fundusz Rozwoju sp.z.o.o., Warsaw [PL]	120,000	PLN	100.0	100.0	OT
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Breslau [PL]	500,000	PLN	35.3		FI
Market Investment Group d.o.o., Sarajevo [BA]	500,000	BAM	100.0		FI
Második Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000,000	HUF	96.9	6.9	FI
Miriada d.o.o. V Stecaju (in liquidation), Maribor [SI]	1,500,000	SIT	100.0		OT
OOO Raiffeisen Investment in Liquidation, Moscow [RU]	1,800,000	RUR	26.0		OT
Priorleasing, Minsk [BY]	500,000,001	BYR	100.0		FI
Private Insurance Joint-Stock Company "Victoria", Minsk [BY]	540,000,000	BYR	69.7	34.7	IN
Raiffeisen Befektetési Alapkezelö Rt., Budapest [HU]	100,000,000	HUF	20.0		FI
Raiffeisen BROKERS doo, Sarajevo [BA]	150,000	BAM	100.0		FI
Raiffeisen Business Premises d.o.o., Zagreb [HR]	1,000,000	HRK	100.0		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw [PL]	4,000,000	PLN	15.6		FI
Raiffeisen Capital & Investment S.A., Bucharest [RO]	16,000,000,000	ROL	100.0		FI
Raiffeisen consulting Ltd., Zagreb [HR]	14,900,000	HRK	100.0		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest [HU]	20,000,000	HUF	51.0		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw [PL]	3,847,500	PLN	100.0		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000,000	HUF	96.9	6.9	BR
Raiffeisen INSURANCE d.d., Sarajevo [BA]	3,000,000	BAM	85.9		IN
Raiffeisen Invest d.o.o., Zagreb [HR]	8,000,000	HRK	100.0		FI
Raiffeisen Property Lízing Rt., Budapest [HU]	50,000,000	HUF	100.0		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest [HU]	25,300,000	HUF	100.0		BR
RAIFFEISEN SERVICES EOOD, Sofia [BG]	50,000	BGL	100.0		BR
Raiffeisen Services SRL, Bucharest [RO]	300,000,000	ROL	85.5	85.5	FI
Raiffeisen Üzemeltetö Kft., Budapest [HU]	6,000,000	HUF	76.4	76.4	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb [HR]	25,945,300	HRK	100.0		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest [HU]	3,000,000	HUF	100.0		BR
RENT CC, spol.s.r.o., Bratislava [SK]	200,000	SKK	100.0		FI

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
RENT PO, spol. s.r.o., Bratislava [SK]	200,000	SKK	100.0		FI
RL Retail Holding GmbH, Vienna [AT]	36,000	EUR	100.0		OT
RLP Anonymus Utca Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLP Csórsz u. Kft, Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLP Somlói út Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLRE & EUBE OC - TERRONIC I., s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
RLRE & EUBE OC - TERRONIC II., s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Alpha Property s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Beta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Eden Invest, s.r.o., Prague [CZ]	72,004,000	CZK	100.0	100.0	OT
RLRE Epsilon Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
RLRE Eta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Gamma Property, s.r.o., Prague [CZ]	100,000	CZK	100.0		FI
RLRE Hotel Ellen, s.r.o., Prague [CZ]	100,000	CZK	100.0		FI
RLRE Investholding B.V., Arnhem [NL]	90,000	EUR	100.0		FI
RLRE Jota Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Kappa Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Lambda Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Omikron Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Sigma Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Theta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
SCT Beruházás Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	FI
SCT Kárász u. Kft., Budapest [HU]	3,000,000	HUF	100.0		FI
SCT KÖKI Kft, Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCT Obi 1 Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCT Tündérkert Kft., Budapest [HU]	3,000,000	HUF	100.0		BR
SCTAI Angol Iskola Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTB Pécs Kft, Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTB Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTD Késmárk utca Kft, Budapest [HU]	6,000,000	HUF	100.0	100.0	OT
SCTD Kondoros Kft., Budapest [HU]	6,000,000	HUF	100.0	100.0	OT
SCTH Budaörs Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTJ Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTM Nyíregyháza Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTO Bécsi Út Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTO Fogarasi Út Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTO Hajdúság Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTP Biatorbágy Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTS Avas Real Estatement Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTS Szerencs Real Estatement Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTSZH Váci Út Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTW Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
Seventh's Line, Minsk [BY]	1,051,908,000	BYR	100.0		IN
SPC Vagyonkezelö Korlátolt Felelösségú Társaság, Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
Szinvapark Kft., Budapest [HU]	100,250,000	HUF	100.0	100.0	OT
Tatra Asset Management sprav.spol., a.s., Bratislava [SK]	52,000,000	SKK	96.2		FI
TatraReality, s.r.o., Bratislava [SK]	27,100,000	SKK	100.0	100.0	BR
TelPol 3 S.A., Gdansk [PL]	100,000	PLN	100.0		OT
TG Strom, s.r.o., Bratislava [SK]	5,600,000	SKK	100.0		BR
TL Leasing s.r.o., Bratislava [SK]	10,000,000	SKK	100.0		FI

Other interests

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest in %	Of which Indirect[(1)] in %	Type[(2)]
AGRAS-OMNIASIG S.A., Bucharest [RO]	89,121,526,000	ROL	13.0		OT
BAMCARD d.o.o., Sarajevo [BA]	335,478	BAM	3.2		OT
Bank TuranAlem JSC, Almaty [KZ]	22,891,450,000	KZT	12.8		BA
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana [SI]	497,299,591	SIT	2.2		OT
Belarussian currency and stock exchange JSC, Minsk [BY]	127,700,000	BYR	< 0.1		SE
Bosna Osiguranje d.d., Sarajevo [BA]	3,006,800	BAM	< 0.1		IN
Budapest Stock Exchange, Budapest [HU]	4,694,460,000	HUF	< 0.1		SE
Burza cennych papierov a.s., Bratislava [SK]	113,850,000	SKK	0.3		SE
CENTRALNA TABELA OFERT—CeTO, Warsaw [PL]	6,422,283	PLN	3.1		OT
Centrum Zaufania I Certyfikacji—Centrast S.A., Warsaw [PL]	21,000,000	PLN	1.0		OT
D. Trust Certifikacna autorita, a.s., Bratislava [SK]	10,000,000	SKK	10.0		OT
EUROMARKET BANKA A.D., Podgorica [CS]	11,200,000	DEM	5.4		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest [RO]	10,605,100,000	ROL	26.3		FI
Gielda Papierow Warstosciowych S.A., Warsaw [PL]	42,000,000	PLN	<0.1		SE
GIELDA POZNANSKA S.A., Poznan [PL]	5,555,000	PLN	0.9		OT
GIRO Rt., Budapest [HU]	2,496,000,000	HUF	0.3		OT
Hitelgarancia Rt., Budapest [HU]	4,811,600,000	HUF	0.4		OT
HRVATSKI REGISTRAR OBVEZA PO KREDITIMA, Zagreb [HR]	7,500,000	HRK	5.0		BR
IMPULS Tuchomerice, s.r.o., Prague [CZ]	200,000	CZK	50.0		FI
INTEGRA d.o.o., Mostar [BA]	414,000	BAM	3.6		OT
International Factors Group S.C., Brussels [BE]	35,150	EUR	1.4		OT
JSC Interregion Stock Union (MFS), Kiev [UA]	1,675,000	UAH	0.6		OT
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana [SI]	260,000,000	SIT	1.0		OT
Kiev International Stock Exchange, Kiev [UA]	340,000	UAH	< 0.1		SE
Ljubljanska Borza d.d., Ljubljana [SI]	417,360,000	SIT	2.3		OT
MasterCard Incorporated, New York [US]	1,000,000	USD	<0.1		BA
MISR Romanian Bank S.A.E., Gizeh [ET]	50,000,000	USD	15.0		BA
Registrul Roman al Actionarilor S.A., Bucharest [RO]	1,716,214,500	ROL	10.0		OT
Renault Credit Rt., Budapest [HU]	400,000,000	HUF	50.0		FI
ROMCARD S.A., Bucharest [RO]	784,363,580	ROL	20.0		BR
RVS, a. s., Bratislava [SK]	304,000,000	SKK	0.9		OT
Slomskova Ustanova, Maribor [SI]	325,000	SIT	7.7		OT
Slovak Banking Credit Bureau, Bratislava [SK]	300,000	SKK	33.3		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana [SI]	1,759,152,000	SIT	6.6		BA
SN de Compensare, Decontare si Depozitare Pentru Valori Mobiliare, Bucharest [RO]	3,818,200,000	ROL	1.9	0.8	SE
SN de Transfer de Fonduri si Decontari SA, Bucharest [RO]	67,200,000,000	ROL	2.6		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe [B]	10,794,000	EUR	0.2		OT
Transilvania LEASING S.A., Brasov [RO]	50,055,000,000	ROL	4.0		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam [NL]	159,800	EUR	6.5		FI
VICTORIA BUSINESS CENTER S.A., Bucharest [RO]	4,575,785,500	ROL	10.0		OT

Legend:

(1) Interests held via companies not integrated into the consolidated financial statements (on a proportionate basis).

(2) Company type

BA – Bank
BR – Company rendering banking-related auxiliary services
FI – Financial institution
IN – Insurer
SE – Investment firm
OT – Other

Raiffeisen International Bank-Holding AG

Consolidated Financial Statements according to International Financial Reporting Standards (IFRS) as at December 31, 2003

ERRATUM

On Page 37 of the **Raiffeisen International Financial Statements 2003** the figures for *Tier I capital (core capital)* and *Less interests in banks and financial institutions* for the financial year 2002 have been incorrectly stated.

The correct view of the table is as follows:

	2002	2003
	in € thousands, except %	
Tier I capital (core capital)	906,827	1,204,364
Tier II capital (additional own funds)	180,439	265,576
Less interests in banks and financial institutions	(16,255)	(14,988)
Eligible own funds	**1,071,011**	**1,454,952**
Tier III capital (short-term subordinated funds)	—	7,931
Total own funds	**1,071,011**	**1,462,883**
Total own funds requirement	**742,638**	**1,024,135**
Excess own funds	**328,373**	**438,748**
Excess cover ratio (in %)	44.2	42.8
Core capital ratio (in %)	10.8	10.0
Own funds ratio (in %)	**11.5**	**11.4**

Income Statement

	Notes	Year Ended December 31, 2002	2003	Change
		in € thousands		in %
Interest income		860,526	1,117,068	29.8
Interest expense		(466,830)	(553,387)	18.5
Net interest income	(1)	**393,696**	**563,681**	**43.2**
Provisioning for loan losses	(2)	(49,514)	(87,599)	76.9
Net interest income after provisioning		**344,182**	**476,082**	**38.3**
Commission income		206,980	301,334	45.6
Commission expense		(72,477)	(88,221)	21.7
Net commission income	(3)	**134,503**	**213,113**	**58.4**
Trading profit/(loss)	(4)	199,686	241,624	21.0
Net income from financial investments	(5)	7,515	(4)	(100.1)
General administrative expenses	(6)	(510,407)	(658,636)	29.0
Other operating profit/(loss)	(7)	(186)	4,522	—
Profit before tax		**175,293**	**276,701**	**57.9**
Income tax	(8)	(39,248)	(49,254)	25.5
Profit after tax		**136,045**	**227,447**	**67.2**
Minority interests in profit		(32,503)	(48,714)	49.9
Consolidated profit		**103,542**	**178,733**	**72.6**

	Notes	2002	2003	Change
		in €		in %
Earnings per share	**(9)**	**2.07**	**3.57**	**72.6**

Balance Sheet

Assets	Notes	As of December 31, 2002	As of December 31, 2003	Change
		in € thousands		in %
Cash reserve	(11)	933,696	1,748,977	87.3
Loans and advances to banks	(12, 31, 32)	2,718,804	3,520,502	29.5
Loans and advances to customers	(13, 31, 32)	8,240,458	11,706,603	42.1
Provision for loan losses	(14)	(188,459)	(271,932)	44.3
Trading assets	(15, 31, 32)	1,483,922	1,480,341	(0.2)
Other current financial assets	(16, 31, 32)	447,481	639,086	42.8
Financial investments	(17, 20, 31, 32)	225,956	464,972	105.8
Intangible fixed assets	(18, 20)	104,900	107,544	2.5
Tangible fixed assets	(19, 20)	273,522	333,477	21.9
Other assets	(21)	137,750	330,685	140.1
Total Assets		**14,378,030**	**20,060,255**	**39.5**

Liabilities	Notes	As of December 31, 2002	As of December 31, 2003	Change
		in € thousands		in %
Deposits from banks	(22, 31, 32)	2,908,922	5,319,744	82.9
Deposits from customers	(23, 31, 32)	9,365,171	12,082,772	29.0
Liabilities evidenced by paper	(24, 31)	405,565	432,908	6.7
Provisions for liabilities and charges	(25)	54,078	66,587	23.1
Trading liabilities	(26)	121,480	114,843	(5.5)
Other liabilities	(27)	183,808	354,299	92.8
Subordinated capital	(28, 31)	193,524	310,584	60.5
Minority interests	(29)	227,001	275,780	21.5
Equity	(29)	814,939	924,005	13.4
Consolidated profit	(29)	103,542	178,733	72.6
Total Liabilities		**14,378,030**	**20,060,255**	**39.5**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Total 2002
			in € thousands		
Equity on January 1, 2002	**50,000**	**484,565**	**59,650**	**93,737**	**687,952**
Capital increases	—	180,537	—	—	180,537
Transferred to retained earnings	—	—	76,737	(76,737)	—
Dividends paid	—	—	—	(17,000)	(17,000)
Exchange differences	—	—	(55,276)	—	(55,276)
Consolidated profit	—	—	—	103,542	103,542
Other changes	—	—	18,726	—	18,726
Equity on December 31, 2002	**50,000**	**665,102**	**99,837**	**103,542**	**918,481**

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Total 2003
			in € thousands		
Equity on January 1, 2003	**50,000**	**665,102**	**99,837**	**103,542**	**918,481**
Capital increases	—	91,220	—	—	91,220
Transferred to retained earnings	—	—	90,542	(90.542)	—
Dividends paid	—	—	—	(13,000)	(13,000)
Exchange differences	—	—	(90,559)	—	(90,559)
Consolidated profit	—	—	—	178,733	178,733
Other changes	—	14,161	3,703	—	17,864
Equity on December 31, 2003	**50,000**	**770,483**	**103,522**	**178,733**	**1,102,738**

The issued share capital of Raiffeisen International Bank-Holding AG pursuant to its Articles of Association came to € 50,000 thousand. That total was subdivided into 50,000,000 no-par shares.

The other changes in retained earnings were due to effects caused by hyperinflation economies (Romania, Belarus). Further a reclassification of € 14 million between capital reserves and retained earnings has been made. This correction is due to a merger with a holding company in the year 2001.

Cash Flow Statement

	2002	2003
	in € thousands	
Profit after tax	**136,045**	**227,447**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	67,801	91,513
Net provisioning for loan losses and for liabilities and charges	46,398	107,692
Gains/(losses) from disposals of tangible fixed assets and financial investments	(4,369)	(7,366)
Other adjustments (net)	163,619	(175,313)
Subtotal	**409,494**	**243,973**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(3,018,998)	(5,311,505)
Trading assets	(527,813)	42,890
Other assets	(181,051)	(224,001)
Deposits from banks and customers	2,802,259	5,766,937
Liabilities evidenced by paper	(10,745)	43,804
Other liabilities	16,889	(68,766)
Interest income and dividends	621,085	1,104,736
Interest expense	(275,477)	(470,985)
Income tax	(15,107)	(33,339)
Net cash from operating activities	**(179,464)**	**1,093,744**
Proceeds from sales of:		
Financial investments and equity participations	77,791	36,421
Tangible and intangible fixed assets	45,679	61,156
Purchases of:		
Financial investments and equity participations	(71,685)	(299,388)
Tangible and intangible fixed assets	(180,658)	(178,697)
Acquisitions of subsidiaries	(42,322)	(22,142)
Net cash from investing activities	**(171,195)**	**(402,650)**
Inflows from capital increases	180,537	91,220
Inflows / (outflows) of subordinated capital	60,179	117,060
Dividends paid	(17,000)	(13,000)
Net cash from financing activities	**223,716**	**195,280**
Cash and cash equivalents at end of previous period	**1,099,210**	**933,696**
Net cash from operating activities	(179,464)	1,093,744
Net cash from investing activities	(171,195)	(402,650)
Net cash from financing activities	223,716	195,280
Effect of exchange rate changes	(38,571)	(71,093)
Cash and cash equivalents at end of period	**933,696**	**1,748,977**

The cash flow statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely operating activities, investing activities and financing activities.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets, other current financial assets and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper and other liabilities are likewise a part of operating activities. Interest and dividend payments arising from operating activities are also shown as components of Net cash from operating activities.

Net cash from investing activities shows inflows and outflows associated with financial investments and tangible and intangible fixed assets and outlay on the acquisition of subsidiaries.

Net cash from financing activities relates to inflows from capital increases less dividend payments and inflows and outflows of subordinated capital.

Cash and cash equivalents comprise the following balance sheet item: the cash reserve, which consists of cash in hand and demand deposits at central banks. This item does not include loans and advances to banks that are due at call, which are classed as part of operating activities.

Subsidiaries acquired during the reporting period and previous period had the following effect on cash and cash equivalents:

	2002	2003
	in € thousands	
Assets	426,524	273,821
Liabilities	(379,519)	(216,250)
Equity	47,005	57,571
of which Raiffeisen International's share	43,844	28,786
Capital consolidation	(19,445)	(1,849)
Net cash used for company acquisitions	(42,322)	(22,142)

Notes

The Enterprise

Raiffeisen International Bank-Holding AG (RI) is a 100 per cent subsidiary of *Raiffeisen Zentralbank Österreich AG* and focuses as a holding company the interests in the network banks in CEE. It is registered in the companies register at *Handelsgericht Wien* (Vienna Commercial Court) under companies register number FN 122,119m. The company's address is Am Stadtpark 9, 1030 Vienna, Austria. Raiffeisen International has been renamed in 2003; the former name was *Raiffeisen International Beteiligungs AG* (RIB).

Raiffeisen International is represented by 14 network banks and a region-wide network of branches in Central and Eastern Europe. Raiffeisen International is one of the leading financial services providers in CEE today. The strategic decision to establish a presence in this region early on can be traced to the traditionally close ties with this region. Economic relations between Austria and CEE were extensive even during the time of Communist rule. In addition to the important function of supporting Austrian customers in the region, the CEE countries themselves offered numerous opportunities, including enormous potential for growth and earnings for new providers due to the limited service orientation and poorly developed banking culture.

The Principles Underlying the Consolidated Accounts

Policies

The consolidated financial statements for financial year 2003 and the comparative values for financial year 2002 were prepared in accordance with the *International Financial Reporting Standards* published by the *International Accounting Standards Board (IASB)* including the interpretation by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

Raiffeisen International and its subsidiaries belong to the consolidated group of *Raiffeisen-Landesbanken-Holding GmbH*. They are fully integrated into the consolidated financial statements of *Raiffeisen-Landesbanken-Holding GmbH*, which is the financial holding of *Raiffeisen Zentralbank Österreich AG*.

The consolidated financial statements were drawn up on the basis of the individual IFRS financial statements of all the fully consolidated Group members for which uniform group standards are applied.

The fully consolidated companies drew up their annual financial statements up to and including 31 December. Figures in the financial statements were stated in € thousand.

Employed IFRS Standards and IFRIC Interpretations

We observed all the International Financial Reporting Standards and IFRIC interpretations that were of relevance to the group and that were already mandatory.

Consolidation Methods

The purchase method of accounting is applied for capital consolidation. Carrying amounts are offset against the group's share in the restated equity of the subsidiary at the time of acquisition. The part of the purchase price exceeding the equity is shown as goodwill. The goodwill is shown under intangible fixed assets and depreciated in accordance with their expected useful lives. Differences remaining on the assets side of the balance sheet that had come into existence prior to 1 January 1995 were cleared against retained earnings in conformity with IAS 22. Negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense is recognized as income at the amount of the pertinent loss or expense. Negative goodwill that was not a consequence of future losses or restructuring expenses is captured at once, affecting profit.

Significant interests which were accounted for using the equity method are recorded on the balance sheet under *Financial investments*. Annual profits from companies accounted for using the equity method were recorded in *Net interest income* and annual losses under *Net income from financial investments* (net valuations of

equity participations). For capital consolidation, the same rules as for subsidiaries were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis). The process was founded on the pertinent local financial statements of the associated undertakings.

Shares in subsidiaries not integrated into the consolidated financial statements because of their minor significance and of interests in associated undertakings not accounted for using the equity method are shown under *Financial investments* and were carried at cost.

Shares in other companies were recognized at fair value. If the fair value was not available or could not be reliably measured, they were recognized at amortized cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences are shown under *Other assets/Other liabilities* on the consolidated balance sheet.

Expenses and income arising from transactions with fully consolidated entities were eliminated, and remaining differences were recorded in the consolidated income statement under *Other operating profit/(loss)* (Other operating income/Other operating expenses).

Intercompany profits were eliminated if they are material with view to the earnings position.

Consolidated Group

The fully consolidated members of Raiffeisen International were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* exercised a controlling influence on its business and financial policies.

Material interests in companies where Raiffeisen International exercises a significant influence in its business and financial policies were accounted for using the equity method. The national financial statements for companies that do not prepare their accounts according to IFRS were not converted to this standard due to immateriality.

The number of companies integrated into the consolidated financial statements has changed as follows:

	Fully consolidated		Equity method	
	2002	2003	2002	2003
As of January 1	17	20	2	11
First integrated in the year under review	4	11	9	—
Merged in the year under review	(1)	(1)	—	—
Regrouping	—	8	—	(8)
As of December 31	**20**	**38**	**11**	**3**

The following companies were fully integrated for the first time during the 2003 reporting year:

Name	Share	Date	Type
Banks:			
Priorbank JSC, Minsk (BY)	61.38%	1/1	Acquisition
Financial institutions:			
OOO Raiffeisen-Leasing, Moscow (RU)	87.50%	1/1	Control of majority
Raiffeisen Auto Leasing Kft., Budapest (HU)	73.55%	1/1	Control of majority
Raiffeisen Leasing d.o.o., Belgrade (CS)	82.50%	1/3	Foundation
Raiffeisen Leasing d.o.o., Ljubljana (SI)	75.00%	1/1	Control of majority
Raiffeisen-Leasing Polska S.A., Warsaw (PL)	87.50%	1/1	Control of majority
Raiffeisen Leasing S.R.L., Bucharest (RO)	87.10%	1/1	Control of majority
Raiffeisen Lizing Rt, Budapest (HU)	73.55%	1/1	Control of majority
Raiffeisen-Leasing d.o.o., Zagreb (HR)	75.00%	1/1	Control of majority
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	69.00%	1/1	Control of majority
Raiffeisen-Leasing, s.r.o., Prague (CZ)	63.00%	1/1	Control of majority
Tatra Leasing spol.s.r.o, Bratislava (SK)	73.76%	1/1	Control of majority
Bank-related ancillary services:			
Tatra Group Finance, s.r.o., Bratislava (SK)	69.21%	1/1	Materiality/Size
Tatra Group Servis spol.sr.o., Bratislava (SK)	72.06%	1/1	Materiality/Size

Name	Share in %	Date	Type
Others:			
Ericio Handels—und Beteiligungs GmbH, Vienna	100.00%	30/4	Foundation
Raiffeisen-RBHU Holding GmbH, Vienna	70.31%	5/8	Foundation
Raiffeisen-Leasing International GmbH, Vienna	75.00%	1/1	Control of majority
RLI Holding Gesellschaft mbH, Vienna	75.00%	1/1	Control of majority
SINESCO Kft., Budapest (HU)	73.55%	1/1	Materiality/Size

The inclusion of the subsidiaries integrated for the first time during the year under review affected the consolidated financial statements as follows*:

	2003
	in € thousands
Assets	2,177,616
Profit after tax	31,115

* *As affecting the Group's aggregated balance sheet.*

Raiffeisen Zentralbank holds 10.3 per cent of shares in *Raiffeisen Bank Rt., Budapest* on an interim solution which is destined for transferal to *RI Group*. In order to show the economic focus this share is included in the presented financial statement.

At the beginning of 2003, 50 per cent of *Priorbank JSC, Minsk* were acquired in the context of a capital increase and was therefore integrated for the first-time as of 1st January. Further interest was acquired during the reporting period and now the company is owned by 61.4 per cent.

Raiffeisen Zentralbank as Raiffeisen International's shareholder has contributed to Raiffeisen International a share of 75 percent of *RLI Holding Gesellschaft mbH, Vienna* as an investment in kind. Together with this holding, ten leasing companies were fully integrated for the first time as of 1st January. Out of this, eight leasing companies were valued at-equity in the former period.

As of 1st January, *Raiffeisenbank HPB d.d., Mostar* was merged into *Raiffeisen Bank d.d. Bosna i Herzegovina, Sarajevo*.

65 (2002: 28) subsidiaries were excluded from the consolidated financial statements by reason of their minor importance in giving a view of the Group's assets, financial state and profit position. They were

recognized at amortized cost under *Financial investments* as Interests in affiliated companies. The balance sheet totals of excluded companies came to less than one per cent of the Group's aggregated balance sheet total.

See Consolidated Group and Equity Participations on page 55 ff for a list of fully consolidated companies, companies accounted for using the equity method and other interests.

Foreign Currency Translation

The financial statements of fully consolidated companies drawn up in foreign currencies were translated into euro employing the modified current-rate method in conformity with IAS 21, whereby equity was translated at a weighted historical exchange rate and all other assets and liabilities and declarations in notes were translated at the exchange rate ruling on the balance sheet date. Exchange differences arising from the translation of components of equity (applying weighted historical exchange rates) were cleared against retained earnings, not affecting profit.

Items in income statements were translated at the average rate of exchange during the year calculated on the basis of end-of-month rates. Exchange differences between the rate on the balance sheet date and the average rate in the income statement were cleared against equity, without affecting profit.

IAS 29 (Financial reporting of hyperinflationary economies) was applied to two companies (*Raiffeisen Bank S.A.*, Bucharest, *Priorbank JSC*, Minsk) due to the macroeconomic conditions applying in these countries.

For *Raiffeisen Leasing SRL*, Bucharest and *GSI Group Software Investment AG*, Zug the Euro is the appropriate measurement currency because of the economic substance of the underlying events and circumstances.

The following exchange rates were applied during foreign currency translation:

	2002		2003	
Rates in units per €	**B-sheet Date**	**Average**	**Average**	**B-sheet Date**
Hungarian forint (HUF)	236.290	242.882	262.500	253.475
Czech crown (CZK)	31.577	30.835	32.410	31.868
Slovakian crown (SKK)	41.503	42.516	41.170	41.446
Russian rouble (RUB)	33.400	29.433	36.900	34.738
Polish zloty (PLN)	4.020	3.834	4.702	4.416
Bulgarian leva (BGN)	1.955	1.950	1.956	1.950
Ukrainian hryvna (UAH)	5,533	5.006	6.662	6.014
Romanian lei (ROL)	35,135.000	31,075.671	41,158.000	37,640.462
Croatian kuna (HRK)	7.470	7.414	7.640	7.571
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	230.158	225.922	236.700	233.767
Serbian-Mont. dinar (CSD)	61.585	60.648	68,486	65,002
Belarus rouble (BYR)	—	—	2,695.220	2,307.224

General Accounting and Valuation Principles

Receivables

Receivables were recognized at their nominal values without deductions for valuations. Accrued interest was only booked, affecting profit, if there was a high likelihood that it would actually be received.

Provision for Loan Losses

Allowance was made for credit risks by allocating specific and generalized individual loan-loss provisions. Instead of being charged against the corresponding receivables, they were disclosed separately on the balance sheet.

Provisions were allocated at the amount of the expected loss applying homogeneous Group-wide standards for the borrower risks arising from loans and advances to banks and customers. A risk of loss was deemed to exist if (taking collateral into account) the discounted probable future repayment and interest payment was less than the claim's carrying value.

The transfer risk (sovereign risk) associated with loans to foreign borrowers was measured employing an internal rating system that takes into account the economic, political and regional situation of the sovereign concerned.

The entirety of the provision for loan losses arising from on-balance-sheet receivables was shown as a separate item on the assets side of the balance sheet, below receivables. The provision for losses arising from off-balance-sheet items was recorded under the balance sheet item "Provisions for liabilities and charges".

Trading Assets

Trading assets serve the exploitation of short-term fluctuations in market prices. Securities and derivative instruments held for trading are reported at their fair market value. In the case of listed securities, fair value was based on stock-exchange prices. If such prices were not available, primary financial instruments and forward transactions were internally priced on the basis of present value calculations and options were valued using appropriate option price models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were *Black-Scholes* 1972, Black 1976 and *Garman-Kohlhagen.*

Derivative instruments held for trading were also shown as *Trading assets*. Where market prices inclusive of interest deferrals (dirty prices) were positive, they were assigned to trading assets. Negative market values were recorded under *Trading liabilities* on the balance sheet. Positive and negative market values were shown on a gross basis. Changes in dirty prices were recorded under *Trading profit/(loss)*, affecting profit.

Other Current Financial Aassets

This item contains the following instruments, which were recognized as outlined below:

1. *Securities neither held for trading nor held as financial investments (i.e. financial assets available-for-sale):*

These securities are valued at their market value in accordance with IAS 39. They are shown under *Other current financial assets*, and current income there from was reported under *Net interest income*. The effects of valuations and gains/losses upon their disposal are shown under *Other operating profit/(loss)* (Net income from other current financial assets).

2. *Derivative instruments insofar as not held for trading:*

   a) Fair value hedges within the meaning of IAS 39

Interest rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest rate risks arising from issued bonds. Hedges are formally documented, continuously assessed and rated to be highly effective. Throughout the term of a hedge, the changes in the fair value of a hedged underlying transaction will be nearly completely offset by a change in the fair value of the hedging instrument and the actual result will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the market values of individual balance sheet items in the banking book were recognized under *Other current financial assets* at their fair values (dirty prices). Changes in the carrying amount of the hedged item (asset or liability) are netted against gains or losses of the hedged instrument pursuant to the section of IAS 39 on Hedge accounting. Both the effect of changes in the carrying values of hedged items and the effect of changes in the clean prices of the derivative instruments were recorded under *Other operating profit/(loss)* (Net income from other current financial assets), affecting profit.

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of IAS 39. They were measured as follows: For these derivative instruments, positive dirty prices were recognized under *Other current financial assets* and negative dirty prices were recorded under *Other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis was shown under *Other operating profit/(loss)* (Net income from other current financial assets); interest was recorded under Net interest income.

Financial Investments

Financial investments include all assets recognized at amortized cost, fair value or equity value:

a) Investments held to maturity

b) Assets that represent loans and receivables originated by the enterprise

c) Equity participations.

Intangible Fixed Assets

Intangible fixed assets were capitalized at cost less scheduled amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measured. Scheduled amortization is carried out on a straight-line basis and assumes on the following useful lives:

Depreciation period	Years
Software	4 – 6
Individual software (core systems)	6 – 10
Goodwill	10

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or production less scheduled depreciation. Depreciation is carried out on a straight-line basis and assumes the following useful lives:

Depreciation period	Years
Buildings	25 – 50
Office furniture and equipment	5 – 10
Hardware	3 – 5

In order to facilitate and due to materiality of deviations tangible fixed assets acquired in the first half of the year were written-down by the full annual amount and such assets as were acquired during the second half were written-down by half the full annual amount.

In the case of substantial impairment, exceptional write-downs were carried out. In the event that the reason for the write-down no longer exists, a write-back will take place up to the amount of the asset's cost less scheduled depreciation.

Investment property was recognized at amortized cost in accordance with IAS 40.

Inventory

Inventory was recognized at cost subject to the *Niederstwertprinzip* (principle of recognition at the lower of cost and market). Write-downs were carried out insofar as the acquisition cost on the balance sheet date was above the stock exchange or market value or if limited usability or longer periods of storage had impaired the value of items of inventory.

Payables

Payables were recorded at amortized cost. Discounted debt securities and similar obligations were shown at present value.

Provisions for Liabilities and Charges

Provisions for severance payments and anniversary bonuses were measured using the projected unit credit method in accordance with IAS 19—Employee Benefits.

The computation of provisions for severance payments and anniversary bonuses was likewise based on an interest rate of 5.25 per cent, an average salary rise of 3 per cent per annum and an individual career trend of 1.5 per cent per annum.

The biometrical basis for the computation of all provisions for "social capital" was provided by AVÖ 1999-P-Rechnungsgrundlagen für die *Pensionsversicherung* (computational framework for pension insurance)—*Pagler & Pagler*, using the variant for salaried employees.

Other provisions were allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the interest effect to be expected from discounting them, provisions for liabilities and charges were not discounted.

Income Taxes

Income tax was recognized and calculated in accordance with IAS 12 applying the liability method. Deferred taxes were computed on the basis of all temporary differences between the amounts stated in the consolidated balance sheet and the tax base that will reverse in subsequent periods considering local tax scales. Tax loss carry forwards were capitalized as deductible temporary differences insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deductible temporary differences were offset against taxable temporary differences on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded under *Other assets* or *Tax provisions*.

Repurchase Agreements

Within the scope of genuine repurchase agreements, (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's balance sheet and are measured applying the rules governing the particular balance sheet items. At the same time, a liability at the amount of the received payment is carried as a liability.

In the case of a reverse repo transaction, assets are acquired subject to an obligation to sell them in the future. They are shown on the balance sheet as Loans and advances to banks or Loans and advances to customers. Interest expense incurred in connection with repo transactions and interest income receivable in connection with reverse repo transactions were recorded under Net interest income on an accrual accounting basis.

Trust Activities

In accordance with IAS 30, transactions based on the management or placements of assets for third parties were not recorded on the balance sheet. Commission arising from such transactions was recorded under Net commission income.

Finance Leases

According to IFRS, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In accordance with IAS 17, the present value of future lease payments and any residual values were recorded in the lessor's account under *Loans and advances to banks* or *Loans and advances to customers*. If the bank was the lessee, the assets were reported under the appropriate items of *Tangible fixed assets*.

Notes to the Income Statement

(1) Net interest income

	2002	2003
	in € thousands	
Interest income	**854,464**	**1,109,080**
from loans and advances to banks	147,704	196,851
from loans and advances to customers	628,950	758,404
from financial assets available-for-sale	49,183	39,125
from financial investments held-to-maturity	18,394	22,410
from financial leasing business	—	81,965
from derivative financial instruments (non-trading)	10,233	10,325
Current income	**5,318**	**5,104**
from shares and other variable-yield securities	102	253
from interests in affiliated companies	—	59
from companies accounted for using the equity method	4,522	1,590
from other interests	694	3,202
Other interest-like income	**744**	**2,884**
Interest and similar income, Total	**860,526**	**1,117,068**
Interest expense	**(466,815)**	**(547,323)**
on deposits from banks	(156,438)	(231,234)
on deposits from customers	(273,026)	(277,403)
on liabilities evidenced by paper	(19,343)	(19,953)
on subordinated capital	(3,227)	(6,610)
on derivative financial instruments (non-trading)	(14,781)	(12,123)
Other interest-like expenses	**(15)**	**(6,064)**
Interest expense and similar charges, Total	**(466,830)**	**(553,387)**
Net interest income	**393,696**	**563,681**

(2) Provisioning for loan losses

The provision for loan losses arising from on-balance-sheet and off-balance-sheet transactions and sovereign risks broke down as follows:

	2002	2003
	in € thousands	
Allocated to provision for loan losses	(279,643)	(290,485)
Released from provision for loan losses	233,566	215,234
Direct write-downs	(10,951)	(16,032)
Income received on written-down claims	7,514	3,684
Total	**(49,514)**	**(87,599)**

Detailed information on the provisions for loan losses can be found under item 14 (Provision for loan losses).

(3) Net commission income

	2002	2003
	in € thousands	
Payment transfers business	74,968	119,774
Loan administration and guarantees business	19,537	50,485
Securities business	7,278	6,620
Foreign exchange and precious metals business	9,856	12,577
Other banking services	22,864	23,657
Total	**134,503**	**213,113**

(4) Trading profit/(loss)

Trading profit/(loss) captures all interest and dividend income, refinancing costs, commissions and changes in the value of trading portfolios.

	2002	2003
	in € thousands	
Interest-rate-related contracts	39,128	16,540
Currency-related contracts	157,282	222,031
Share-/index-related contracts	3,276	3,053
Total	**199,686**	**241,624**

(5) Net income from financial investments

Net income from financial investments captures gains and losses on valuations and sales of instruments in the portfolio of financial investments and of equity participations. This also includes interests in affiliated companies, companies accounted for using the equity method and other interests.

	2002	2003
	in € thousands	
Net valuations and net proceeds from disposals of financial instruments held-to-maturity	96	(738)
Net proceeds from disposal of financial instruments originated by the enterprise	2,476	354
Net valuations of equity participations	4,780	(875)
hereof from companies accounted for using the equity method	6,826	(688)
Net proceeds from sales of equity participations	163	1,255
Total	**7,515**	**(4)**

(6) General administrative expenses

General administrative expenses comprised staff expenses, general outlay and depreciation/amortization of tangible and intangible fixed assets which broke down as follows:

	2002	2003
	in € thousands	
Staff expenses	**(219,068)**	**(297,239)**
of which wages and salaries	(166,637)	(227,452)
of which social security costs	(41,787)	(59,067)
of which voluntary social expenses	(10,380)	(10,437)
of which expenses on severance payments and pensions	(264)	(283)
Other administrative expenses	**(229,329)**	**(274,164)**
of which rental, maintenance and operating expenses on building	(60,799)	(78,202)
of which IT costs and communication expenses	(48,216)	(53,625)
of which legal and consultancy expenses	(11,572)	(14,488)
of which advertising and entertainment expenses	(35,532)	(35,626)
of which deposit insurance	(9,622)	(20,560)
of which other sundry expenses	(63,588)	(71,663)
Depreciation/amortization of tangible and intangible fixed assets	**(62,010)**	**(87,233)**
of which of tangible fixed assets	(47,983)	(58,463)
of which of intangible fixed assets	(14,027)	(28,612)
of which leased assets (operating leasing)	—	(158)
Total	**(510,407)**	**(658,636)**

During the year under review extraordinary write-downs of a software-system were carried out in the amount of € 11,236 thousand (2002: € 1,077 thousand).

(7) Other operating profit/(loss)

Other operating profit/(loss) captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets. Net income from other current financial assets, results from valuations of those instruments and any gains/(losses) upon their sale, whereas the interest component of other current financial assets is recorded under Net interest income.

	2002	2003
	in € thousands	
Revenues from non-banking activities	5,981	16,130
Expenses arising from non-banking activities	(672)	(9,658)
Net income from other current financial assets	1,672	4,674
Net income from disposal of tangible fixed assets	844	5,562
Other non-income taxes	(11,453)	(19,147)
Other operating income	21,868	48,991
Other operating expenses	(18,426)	(42,030)
Total	**(186)**	**4,522**

Other operating income includes the sum of € 7,479 thousand from the release of negative goodwill that arose within the scope of first-time consolidation. Other operating expenses contain depreciation on goodwill in the amount of € 6,216 thousand. In former periods, depreciation on goodwill was shown under general administrative expenses which had been regrouped to other operating expenses.

(8) Income tax

Expenditure on income tax broke down as follows:

	2002	2003
	in € thousands	
Current income tax	(39,137)	(52,006)
of which in Austria	(3,833)	(4,526)
of which abroad	(35,304)	(47,480)
Deferred taxes	(111)	2,752
Total	**(39,248)**	**(49,254)**

The following transitional account shows the connection between profit and the effective tax burden:

	2002	2003
	in € thousands	
Profit before tax	175,293	276,701
Theoretical income tax expense in the financial year based on a domestic income tax rate of 34 per cent	(59,600)	(94,078)
Effect of divergent foreign tax rates	12,988	24,805
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	21,013	60,410
Increase in the tax burden because of non-tax-deductible expenses	(14,694)	(41,625)
Other	1,045	1,234
Effective tax burden	**(39,248)**	**(49,254)**

No tax deferrals were capitalized for the tax loss carry forwards of € 32,998 thousand because there was no reasonable expectation of realization.

The consolidated financial statements contain capitalized benefits from unused tax loss carry-forwards at the amount of € 2,133 thousand. The major part of tax loss carry forwards can be used without time restriction.

(9) Earnings per share

	2002	2003
Profit (in € thousands)	103,542	178,733
Average number of ordinary shares outstanding	50,000,000	50,000,000
Earnings per share (€)	**2.07**	**3.57**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical with diluted earnings per share.

(10) Segment reporting

Raiffeisen International's internal management reporting system served as the foundation for primary segment reporting within the meaning of IAS 14. In 2003 the reporting system changed from a product oriented to a customer-oriented segmentation. The segmentation is now as follows:

- Corporate Customers
- Financial Institutions and Public Sector
- Retail Customers
- Proprietary Trading
- Participations and Other

The **Corporate Customers** segment is one of Raiffeisen International's core segments and encompasses multinational groups and medium-sized and large companies in Central and Eastern Europe (large corporate and middle-market companies).

Criteria for the categorization to this segment are the turnover, the profit and the number of employees. This segment also includes smaller subsidiaries of larger enterprises and profit-orientated state-owned enterprises. The allocation of customers to the Corporate Customers segment depends on the size of the particular group unit.

The **Financial Institutions and Public Sector** segment encompasses business with banks, financial institutions, insurers and the public sector entities.

Banks include all local and international commercial banks. This segment also integrates supranational institutions like *Worldbank*, the *European Bank for Reconstruction and Development (*EBRD), the *European Investment Bank* (EIB), the *International Monetary Fund* (IMF) and the *Kreditanstalt für Wiederaufbau (KfW).*

Financial Institutions are made up of brokerage and asset management companies like investment banks, capital management companies, leasing companies and other companies with connection to the credit business.

The sub segment of insurance companies comprises all kind of entities which are operating in the fields of property insurance, health insurance, life insurance and pension fund.

Public Sector contains all public sector entities like central and regional governments, municipalities or similar institutions under public law. Also embassies and trade representations are shown in this sub segment.

The **Retail Customers** segment comprises retail banking operations in Central and Eastern Europe. The target group includes all private individuals (*consumers*), as well as *small and medium-sized enterprises* and the self-employed (*professionals*). The segment's line consists primarily of standardized products such as passbooks and savings deposits, time deposits, giro and salary accounts, consumer loans, overdraft facilities for giro and salary accounts, mortgage loans and a variety of other "earmarked" loans.

Precise segment allocation is dependent on the market size, the group unit's development and local market conditions.

The business segment **Proprietary Trading** includes all business transactions conducted at own account and risk of the bank that are origination from the management of market risk positions like FX-dealing, securities and derivatives trading, money market trading, liquidity management and funding, strategic positioning (investment portfolio) as well as interest rate gapping (maturity transformation).

Besides non-banking activities, the **Participations and Other** segment especially embraces the equity investment portfolio of Raiffeisen International and its subsidiaries, as well as associated enterprises that are included in the balance sheet using the equity method. Other multi-segment functions are also included in this segment.

Raiffeisen International employs two central steering instruments:

The **return on equity** states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The **cost/income ratio** expresses the cost efficiency of the business segments. The cost/ income ratio is calculated as general administrative expenses divided by the total of net interest income, net commission income, trading profit/(loss) and other operating result.

Segment reporting is based on our internal profit-centre accounting system. That takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are Net interest income, Net commission income, Trading profit/(loss) and Other operating profit/(loss), whereby net interest income is calculated using the market rate method. The interest reward from equity is assigned to individual segments on the basis of regulatory capital requirements and recognized under Net interest income. Provisioning for loan losses is made up of allocations, releases and direct write-downs as well as amounts received on written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff costs and expenditure on materials) are incurred by individual business segments, whereas indirect costs are allotted on the basis of agreed ratios.

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group members concerned.

Notes to the Income Statement—(Continued)

a) Business segments:

2003 Financial Year	Corporate Customers	Financial Institutions & Public Sector	Retail Customers	Proprietary Trading	Participations & Other	Total
			in € thousands			
Net interest income	277,308	22,958	244,300	20,053	(939)	563,681
Provisioning for loan losses	(43,525)	(797)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning for loan losses	233,783	22,161	203,902	19,816	(3,580)	476,082
Net commission income	115,739	7,022	90,011	(727)	1,067	213,113
Trading profit/(loss)	74,172	1,658	46,964	95,073	23,757	241,624
Net income from financial investments	—	2	—	—	(6)	(4)
General administrative expenses	(217,065)	(20,909)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit/(loss)	3,362	1,067	838	2,608	(3,354)	4,522
Profit before tax	**209,991**	**11,001**	**(23,784)**	**87,368**	**(7,876)**	**276,701**
Own funds requirement under § 22 BWG	623,960	34,580	209,709	117,559	38,327	1,024,135
Basis of assessment under § 22 BWG	7,799,502	432,256	2,621,366	1,469,486	479,084	12,801,694
Cost/Income Ratio	46.1%	63.9%	95.7%	25.7%	> 100%	64.7%
Average Equity	698,764	38,726	234,850	131,652	42,922	1,146,914
Return on equity (ROE before tax)	**30.1%**	**28.4%**	**(10.1)%**	**66.4%**	**—**	**24.1%**
Average number of staff	5,250	523	10,033	482	1,011	17,299

2002 Financial Year	Corporate Customers	Financial Institutions & Public Sector	Retail Customers	Proprietary Trading	Participations & Other	Total
			in € thousands			
Net interest income	208,765	13,646	147,097	7,970	16,218	393,696
Provisioning for loan losses	(38,104)	(42)	(8,999)	—	(2,369)	(49,514)
Net interest income after provisioning for loan losses	170,661	13,604	138,098	7,970	13,849	344,182
Net commission income	67,645	6,139	52,744	6,206	1,768	134,503
Trading profit/(loss)	70,173	1,215	29,121	108,811	(9,633)	199,686
Net income from financial investments	—	—	—	—	7,515	7,515
General administrative expenses	(163,408)	(12,092)	(284,303)	(29,455)	(21,150)	(510,407)
Other operating profit/(loss)				1.017	(1,203)	(186)
Profit before tax	**145,071**	**8,866**	**(64,340)**	**94,550**	**(8,854)**	**175,293**
Own funds requirement under § 22 BWG	424,020	11,850	94,028	140,512	72,228	742,638
Basis of assessment under § 22 BWG	5,300,255	148,125	1,175,350	1,756,400	902,852	9,282,981
Cost-/Income Ratio	47.1%	57.6%	> 100%	23.9%	> 100%	70.3%
Average Equity	503,568	14,073	111,668	166,873	85,778	881,960
Return on equity (ROE before tax)	**28.8%**	**63.0%**	**(57.6)%**	**56.7%**	**—**	**19.9%**
Average number of staff	3,027	272	7,718	373	709	12,100

b) Geographical markets

A regional breakdown according to the registered domicile of the Group unit, taking the refinancing costs into account, results in the following distribution:

2003 Financial Year	Visegrád Group	CIS Countries	Former Yugoslavia	Other	Total
			in € thousands		
Net interest income	306,166	75,017	130,722	51,776	563,681
Provisioning for loan losses	(49,398)	(11,943)	(19,979)	(6,279)	(87,599)
Net interest income after provisioning for loan losses	256,768	63,074	110,743	45,497	476,082
Net commission income	94,088	42,680	42,839	33,506	213,113
Trading profit/(loss)	137,076	39,815	28,294	36,439	241,624
Net income from financial investments	(261)	354	837	(934)	(4)
General administrative expenses	(350,825)	(64,292)	(135,239)	(108,280)	(658,636)
Other operating profit/(loss)	3,515	(3,107)	1,361	2,753	4,522
Profit before tax	**140,361**	**78,524**	**48,835**	**8,981**	**276,701**
Basis of assessment under § 22 BWG	7,175,734	1,681,805	2,801,380	1,142,775	12,801,694
Average number of staff	7,061	3,209	3,136	3,893	17,299

2002 Financial Year	Visegrád Group	CIS Countries	Former Yugoslavia	Other	Total
			in € thousands		
Net interest income	**232,204**	**39,414**	**89,140**	**32,938**	**393,696**
Provisioning for loan losses	(26,185)	(7,461)	(16,847)	979	(49,514)
Net interest income after provisioning for loan losses	**206,019**	**31,953**	**72,293**	**33,917**	**344,182**
Net commission income	74,089	10,317	33,101	16,996	134,503
Trading profit/(loss)	134,851	20,364	22,237	22,234	199,686
Net income from financial investments	5,115	2,476	(345)	271	7,515
General administrative expenses	(295,233)	(30,839)	(93,492)	(90,844)	(510,407)
Other operating profit/(loss)	(5,004)	(2,867)	(746)	8,431	(186)
Profit before tax	**119,837**	**31,403**	**33,048**	**(8,995)**	**175,293**
Basis of assessment under § 22 BWG	5,875,802	839,463	2,098,689	469,027	9,282,981
Average number of staff	5,749	559	2,037	3,755	12,100

Visegrád Group (CEE-4) comprises Poland, Czech Republic, Slovakia and Hungary. *Former Yugoslavia* includes countries like Slovenia, Croatia, Bosnia and Herzegovina as well as Serbia and Montenegro. Raiffeisen International operates in the former *CIS countries* Russia, Ukraine and Belarus.

Notes to the Balance Sheet

(11) Cash reserve

	2002	2003
	in € thousands	
Cash in hand	232,230	410,674
Balances at central banks	701,466	1,338,303
Total	**933,696**	**1,748,977**

(12) Loans and advances to banks

	2002	2003
	in € thousands	
Giro and clearing business	364,239	541,308
Money market business	2,323,227	2,884,571
Loans and advances to banks	31,258	94,402
Purchased receivables	80	196
Leasing business	—	25
Total	**2,718,804**	**3,520,502**

Purchased receivables in the amount of € 196 thousand (2002: € 80 thousand) consist of receivables that were classified as held-to-maturity.

Loans and advances to banks broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	551,574	1,321,139
Abroad	2,167,230	2,199,363
Total	**2,718,804**	**3,520,502**

(13) Loans and advances to customers

	2002	2003
	in € thousands	
Credit business	5,636,130	7,066,988
Money market business	1,581,799	1,717,769
Receivables under mortgage loans	971,827	1,881,541
Purchased receivables	50,702	58,194
Finance lease business	—	982,111
Total	**8,240,458**	**11,706,603**

Purchased receivables comprise receivables of € 58,194 thousand (2002: € 50,702 thousand) classified as held-to-maturity.

Loans and advances to customers broke down into sectors as follows:

	2002	2003
	in € thousands	
Public sector	517,660	719,445
Commercial customers	6,362,789	8,248,008
Private customers	1,323,133	2,658,617
Other	36,876	80,533
Total	**8,240,458**	**11,706,603**

Loans and advances to customers broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	6,930	12,538
Abroad	8,233,528	11,694,065
Total	**8,240,458**	**11,706,603**

(14) Provision for loan losses

Provisioning for loan losses was carried out applying standards employed homogeneously throughout the Group and covered all recognizable borrower risks.

	As of January 1	Change in consolidated group	Allocation**	Release	Usage	Transfers, Exchange differences	As of December 31
			in € thousands				
Borrower risks (specific loan-loss provisions)	*182,443*	*9,081*	*277,554*	*(184,953)*	*(15,710)*	*(726)*	*267,689*
Loans and advances to banks	206	141	1	(156)	(22)	(5)	165
of which in Austria	—	—	—	—	—	—	—
of which abroad	206	141	1	(156)	(22)	(5)	165
Loans and advances to customers	182,237	8,940	277,553	(184,797)	(15,688)	(721)	267,524
of which in Austria	3,255	—	660	(816)	—	(177)	2,922
of which abroad	178,982	8,940	276,893	(183,981)	(15,688)	(544)	264,602
*General provisions**	*6,016*	—	*392*	*(1,987)*	—	*(178)*	*4,243*
Subtotal	**188,459**	**9,081**	**277,946**	**(186,940)**	**(15,710)**	**(904)**	**271,932**
Provisions for loan losses arising from off-balance-sheet items	*18,209*	*17*	*24,887*	*(28,295)*	*(10)*	*(945)*	*13,863*
Total	**206,668**	**9,098**	**302,833**	**(215,235)**	**(15,720)**	**(1,849)**	**285,795**

* *General loan-loss provisions pursuant to IAS 30.45.*

** *Allocations including direct write-downs and income received from written-down claims*

(15) Trading assets

Trading assets comprised the following securities and derivative instruments held for trading:

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities	**1,361,817**	**1,346,249**
of which treasury and public-authority bills eligible for refinancing	557,846	731,370
of which other securities issued by the public sector	679,772	481,562
of which bonds and debt securities issued by other issuers	124,199	133,317
Shares and other variable-yield securities	**14,325**	**16,684**
of which shares and other financial instruments	12,933	15,138
of which investment fund units	1,392	1,451
of which other variable-yield securities	—	95
Positive fair values arising from derivative financial instruments	**107,780**	**117,408**
of which interest rate contracts	18,215	16,773
of which exchange rate contracts	89,565	100,636
Total	**1,483,922**	**1,480,341**

(16) Other current financial assets

Other current financial assets contained the following financial instruments:

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities (available-for-sale)	**419,743**	**602,286**
of which treasury and public-authority bills eligible for refinancing	300,684	375,052
of which other securities issued by the public sector	26,472	103,162
of which bonds and debt securities issued by other issuers	63,110	98,112
of which own debt securities	29,477	25,960
Shares and other variable-yield securities (available-for-sale)	**26,932**	**21,452**
of which shares	12,398	13,222
of which investment fund units	14,534	8,230
Fair value of derivatives within the scope of fair-value hedges pursuant to IAS 39	**(2,721)**	**(1,658)**
of which interest rate contracts	(2,721)	(1,658)
Changes in the carrying amounts of hedged items within the scope of fair-value hedges pursuant to IAS 39	**2,519**	**1,698**
of which arising from loans and advances to banks	992	1,619
of which arising from loans and advances to customers	1,527	79
Positive fair values of other derivative financial instruments	**1,008**	**15,307**
of which interest rate contracts	705	1,439
of which exchange rate contracts	303	13,868
Total	**447,481**	**639,086**

Insofar as they satisfy the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured to their fair values (dirty price) in their function as hedging instruments.

The hedged items underlying fair-value hedges are loans and advances to banks and to customers. The hedged risks were interest rate risks.

Pursuant to IAS 39, this item also includes the positive fair values of derivative financial instruments that are neither held for trading nor fair-value hedging instruments within the meaning of IAS 39.

(17) Financial investments

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities	**167,230**	**426,487**
of which treasury and public-authority bills eligible for refinancing	59,709	72,754
of which other securities issued by the public sector	—	197,010
of which bonds and debt securities issued by other issuers	107,521	156,723
Equity participations	**58,726**	**38,485**
of which other affiliated companies	39,889	16,776
of which companies accounted for using the equity method	9,696	11,403
of which other interests	9,141	10,306
Total	**225,956**	**464,972**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,079 thousand (2002: € 6,579 thousand).

(18) Intangible fixed assets

	2002	2003
	in € thousands	
Goodwill	34,984	34,975
Other intangible fixed assets	69,916	72,569
Total	**104,900**	**107,544**

(19) Tangible fixed assets

	2002	2003
	in € thousands	
Land and buildings used by the Group for its own operations	102,738	121,256
Other land and buildings	9,740	6,883
Other tangible fixed assets, office furniture and equipment	161,044	197,093
Operating lease	—	8,245
Total	**273,522**	**333,477**

Obligations arising from the use of tangible fixed assets not shown on the balance sheet during the next financial year will come to € 16,352 thousand (2002: € 10,584 thousand). Such obligations during the five years following the year under review will come to € 72,209 thousand (2002: € 48,270 thousand).

(20) Development of fixed assets

	Cost of acquisition or production						
	As of January 1, 2003	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of December 31, 2003
				in € thousands			
Financial investments	**221,309**	**3,149**	**(22,052)**	**299,388**	**(34,848)**	**—**	**466,946**
Debt securities and other fixed-interest securities	168,596	—	(21,775)	293,853	(12,990)	—	427,684
Equity participations	52,713	3,149	(277)	5,535	(21,857)	—	39,262
of which companies accounted for using the equity method	25,132	—	(638)	—	(10,781)	—	13,713
Intangible fixed assets	**163,637**	**1,527**	**(5,898)**	**47,152**	**(11,039)**	**(2,887)**	**192,491**
Goodwill	41,772	—	—	6,206	—	—	47,978
Other intangible fixed assets	121,865	1,527	(5,898)	40,946	(11,039)	(2,887)	144,513
Tangible fixed assets	**552,946**	**58,123**	**(21,448)**	**131,544**	**(110,598)**	**2,887**	**613,454**
Land and buildings used by the Group for its own operations	183,522	20,637	(3,288)	29,015	(45,887)	7,395	191,393
Other land and buildings	13,677	3	(1,468)	711	(2,178)	441	11,186
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	355,747	32,616	(16,692)	96,019	(60,600)	(4,949)	402,141
Operating leasing	—	4,867	—	5,800	(1,933)		8,734
Total	**937,892**	**62,799**	**(49,398)**	**478,084**	**(156,486)**	**—**	**1,272,891**

	Write-ups, write-downs, value adjustments			Carrying amounts	
	cumulative	write-ups	write-downs	as of December 31, 2002	as of December 31, 2003
	in € thousands				
Financial investments	**(1,973)**	**2,706**	**(808)**	**225,956**	**464,972**
Debt securities and other fixed-interest securities	(1,195)	384	(199)	167,230	426,487
Equity participations	(778)	2,322	(609)	58,726	38,485
of which companies accounted for using the equity method	1,057	1,971	—	32,739	14,770
Intangible fixed assets	**(84,948)**	**4**	**(34,828)**	**104,900**	**107,544**
Goodwill	(13,003)	—	(6,216)	34,984	34,975
Other intangible fixed assets	(71,945)	4	(28,612)	69,916	72,569
Tangible fixed assets	**(279,977)**	**34**	**(58,621)**	**273,522**	**333,477**
Land and buildings used by the Group for its own operations	(70,138)	—	(6,444)	102,738	121,256
Other land and buildings	(4,303)	—	(1,201)	9,740	6,883
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(205,248)	34	(50,818)	161,044	197,093
Operating leasing	(488)	—	(158)	—	8,245
Total	**(366,898)**	**2,744**	**(94,257)**	**604,378**	**905,993**

(21) Other assets

	2002	2003
	in € thousands	
Tax assets	13,184	22,875
of which current tax assets	10,452	9,260
of which deferred tax assets	- 2,732	13,615
Receivables arising from non-banking activities	40,017	18,221
Prepayments and other deferrals	23,762	75,679
Other assets	60,787	213,910
Total	**137,750**	**330,685**

(22) Deposits from banks

Deposits from banks broke down as follows:

	2002	2003
	in € thousands	
Giro and clearing business	90,765	319,847
Money market business	1,608,773	2,440,697
Long-term finance	1,209,384	2,559,200
Total	**2,908,922**	**5,319,744**

Payables broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	1,110,271	2,529,477
Abroad	1,798,651	2,790,267
Total	**2,908,922**	**5,319,744**

(23) Deposits from customers

Deposits from customers broke down into product groups as follows:

	2002	2003
	in € thousands	
Sight deposits	3,779,019	4,540,211
Time deposits	4,804,144	6,672,180
Savings deposits	782,008	870,381
Total	**9,365,171**	**12,082,772**

Deposits from customers broke down into sectors as follows:

	2002	2003
	in € thousands	
Public sector	473,379	495,405
Commercial customers	4,619,887	6,038,365
Private customers	4,233,756	5,453,117
Other	38,149	95,885
Total	**9,365,171**	**12,082,772**

Payables broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	18,867	24,196
Abroad	9,346,304	12,058,576
Total	**9,365,171**	**12,082,772**

(24) Liabilities evidenced by paper

	2002	2003
	in € thousands	
Issued debt securities	146,777	258,228
Issued money market instruments	—	3,464
Other liabilities evidenced by paper	258,788	171,216
Total	**405,565**	**432,908**

(25) Provisions for liabilities and charges

	As of January 1	Change in consolidated group	Allocation	Release	Usage	Transfers, Exchange differences	As of December 31
			in € thousands				
Severance payments and similar obligations	106	—	154	—	(37)	39	262
Pensions	—	—	35	—	—	7	42
Tax provisions	25,186	253	12,490	(6,262)	(3,857)	892	28,702
for current taxes	11,551	253	7,893	(5,369)	(3,857)	(156)	10,315
for deferred tax liabilities	13,635	—	4,597	(893)	—	1,048	18,387
Other	28,786	17	39,710	(29,442)	(1,549)	59	37,581
Total	**54,078**	**270**	**52,389**	**(35,704)**	**(5,443)**	**997**	**66,587**

Deferred taxes are stated on a subsidiary-by-subsidiary basis and broke down as follows:

	2002	2003
	in € thousands	
Deferred tax assets	2,732	13,615
Provision for deferred tax liabilities	(13,635)	(18,386)
Net tax liabilities	**(10,903)**	**(4,771)**

The deferred tax assets and liabilities derive from the following balance sheet positions:

	2002	2003
	in € thousands	
Provision for loan losses	10,434	15,701
Tangible and intangible fixed assets	2,692	28,642
Deposits from customers	1,848	2,774
Provisions for liabilities and charges	5,068	4,025
Other liabilities	23,202	11,082
Tax loss carry-forward	2,949	2,133
Other balance sheet items	6,270	50,480
Deferred tax assets	**52,463**	**114,837**
Loans and advances to banks	7,252	20,618
Loans and advances to customers	3,815	9,154
Trading assets	25,576	15,025
Financial investments	4,938	3,484
Other liabilities	5,220	30,237
Other balance sheet items	16,565	31,548
Deferred tax liabilities	**63,366**	**110,066**
Net tax liabilities	**(10,903)**	**(4,771)**

(26) Trading liabilities

	2002	2003
	in € thousands	
Negative fair values of derivative financial instruments		
of which arising from interest rate contracts	32,018	25,362
of which arising from exchange rate contracts	89,462	89,481
Total	**121,480**	**114,843**

(27) Other liabilities

	2002	2003
	in € thousands	
Negative fair values of other derivative financial instruments	**5,865**	**19,622**
of which arising from interest rate contracts	5,399	1,758
of which arising from exchange rate contracts	466	9,234
Liabilities arising from non-banking activities	**20,537**	**22,252**
Prepaid income	**13,989**	**22,211**
Other liabilities	**143,417**	**290,214**
Total	**183,808**	**354,299**

(28) Subordinated capital

The subordinated liabilities amounted to € 310,584 thousand (2002: € 193,524 thousand), whereby € 245,433 thousand were provided by Raiffeisen International's parent company, *Raiffeisen Zentralbank Österreich AG* (2002: € 127,612 thousand). The capital is in accordance with the respective EU Directives for Banks.

(29) Equity and Minority Interests

The total equity capital including minority interests of the group consists of:

	2002	2003
	in € thousands	
Equity capital	**814,939**	**924,005**
Subscribed capital	50,000	50,000
Capital reserves	665,102	770,483
Retained earnings	99,837	103,522
Consolidated profit	**103,542**	**178,733**
Minority interests	**227,001**	**275,780**
Total	**1,145,482**	**1.378,518**

The subscribed capital of *Raiffeisen International Bank-Holding AG* is subdivided into 50,000,000 no-par shares.

The development of consolidated equity is shown on page 5.

(30) Regulatory own funds

Acting as a financial holding company, Raiffeisen International is together with its subsidiaries part of *RZB Credit Institution Group*. Due to this fact, a separate reporting of this subgroup according to Banking Act requirements is not necessary.

The own funds of Raiffeisen International Group within the meaning of BWG (Austrian Banking Act) broke down as follows:

	2002	2003
	in € thousands	
Tier I capital (core capital)	937,688	1,204,364
Tier II capital (additional own funds)	180,439	265,576
Less interests in banks and financial institutions	(47,116)	(14,988)
Eligible own funds	**1,071,011**	**1,454,952**
Tier III capital (short-term subordinated funds)	—	7,931
Total Own Funds	**1,071,011**	**1,462,883**
Total own funds requirement	**742,638**	**1,024,135**
Excess own funds	**328,373**	**438,748**
Excess cover ratio in per cent	44.2%	42.8%
Core capital ratio in per cent	10.8%	10.0%
Own funds ratio in per cent	**11.5%**	**11.4%**

The risk-weighted basis for assessment pursuant to the Austrian Banking Act (banking book) was € 12,042,525 thousand (2002: € 8,387,139 thousand).

The own funds requirement was made up as follows:

	2002	2003
	in € thousands	
Own funds requirement for the banking book under § 22 BWG	670,971	963,402
Own funds requirement for the trading book under § 22b para. 1 BWG	52,257	53,838
Own funds requirement for open currency positions under § 26 BWG	19,410	6,895
Total own funds requirement	**742,638**	**1,024,135**

Additional Notes pursuant to IFRS

(31) Breakdown of remaining terms to maturity

Maturities breakdown as at 31 December 2003:

	Due at call or Without Maturity	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	in € thousands				
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other financial assets available-for-sale	23,126	216,471	212,394	163,013	24,082
Financial investments	38,485	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,115	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

Maturities breakdown as at 31 December 2002:

	Due at Call or Without Maturity	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	in € thousands				
Loans and advances to banks	392,488	1,890,080	301,378	6,611	128,247
Loans and advances to customers	615,411	1,699,932	2,203,975	2,709,503	1,011,637
Trading assets	14,325	718,194	271,594	357,638	122,171
Other financial assets available-for-sale	28,712	182,141	111,475	101,841	23,312
Financial investments	58,726	645	39,890	116,664	10,031
Deposits from banks	95,669	1,248,322	788,969	602,720	173,242
Deposits from customers	4,283,621	4,180,737	688,385	168,017	44,411
Liabilities evidenced by paper	—	155,054	122,672	107,699	20,140
Subordinated capital	—	140	—	38,691	154,693

(32) Related parties

The stated amounts with affiliated companies refer to the superordinated group (*Raiffeisen Zentralbank* and its affiliated companies).

	2002	2003
	in € thousands	
Loans and advances to banks		
Affiliated companies	498,269	1,210,903
Companies accounted for using the equity method	69	22
Other interests	—	21,248
Loans and advances to customers		
Affiliated companies	396,162	145,993
Companies accounted for using the equity method	—	5
Other interests	16,671	46,693
Trading assets		
Affiliated companies	1,219	1,860
Other financial assets available-for-sale		
Affiliated companies	98	873
Companies accounted for using the equity method	—	15

	2002	2003
	in € thousands	
Deposits from banks		
Affiliated companies	956,032	2,412,081
Companies accounted for using the equity method	13,679	21,254
Deposits from customers		
Affiliated companies	19,602	19,438
Companies accounted for using the equity method	340	130
Other interests	7,218	16,494

(33) Foreign currency items

The consolidated financial statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2002	2003
	in € thousands	
Assets	10,301,807	13,785,581
Liabilities	10,247,626	13,614,168

(34) Foreign assets/liabilities

Assets and liabilities against counterparties outside Austria broke down as follows:

	2002	2003
	in € thousands	
Assets	14,333,834	18,586,846
Liabilities	12,001,475	15,846,888

(35) Expenditure on subordinated liabilities

During the year under review, expenditure on subordinated liabilities totalled € 9,307 thousand (2002: € 8,420 thousand).

(36) Contingent liabilities and other off-balance-sheet obligations

The following off-balance-sheet obligations existed at year-end:

	2002	2003
	in € thousands	
Contingent liabilities	**1,196,179**	**1,439,163**
of which arising from endorsed bills	1,520	1,329
of which arising from guarantee credits	583,730	665,895
of which arising from other guarantees	464,719	600,855
of which arising from L/Cs	142,419	149,570
of which arising from other contingent liabilities	3,791	21,514
Commitments	**2,601,661**	**3,065,546**
of which due to revocable loan promises/stand-by facilities	1,878,624	1,957,300
up to 1 year	1,299,887	1,018,142
more than 1 year	578,737	939,158
of which other commitments	723,037	1,108,246

(37) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2002	2003
	in € thousands	
Genuine repurchase agreements (as borrower)		
Deposits from banks	7,246	13,083
Deposits from customers	—	1,717
Total	**7,246**	**14,800**

	2002	2003
	in € thousands	
Genuine reverse repurchase agreements (as lender)		
Loans and advances to banks	196,101	1,079
Loans and advances to customers	28,569	44,752
Total	**224,670**	**45,831**

(38) Assets pledged as collateral

The following obligations were securitized by assets shown on the balance sheet:

	2002	2003
	in € thousands	
Deposits from customers	3,200	17,669
Other liabilities	2,172	8,294
Contingent liabilities and credit risks	8,683	17,768
Total	**14,055**	**43,731**

The following assets on the balance sheet were furnished as collateral for the above obligations:

	2002	2003
	in € thousands	
Loans and advances to banks	9,817	37,510
Trading assets	3,199	—
Other financial assets available-for-sale	2,109	3,955
Financial investments	—	4,550
Total	**15,125**	**46,015**

(39) Assets accepted as collateral that could be sold or repledged

In the reporting period no collaterals were accepted, which could be sold or repledged (2002: € 216,518 thousand).

(40) Trust activities

Volumes of trust business outstanding on the balance sheet date that were not shown on the balance sheet developed as follows:

	2002	2003
	in € thousands	
Loans and advances to customers	9,407	11,419
Financial investments	—	5,572
Fiduciary assets	**9,407**	**16,991**
Deposits from banks	310	2,492
Deposits from customers	9,097	8,927
Other trust liabilities	—	5,572
Fiduciary liabilities	**9,407**	**16,991**

(41) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing because the counterparty's financial situation was such that no recovery of funds is to be expected:

	2002	2003
	in € thousands	
Loans and advances to customers	261,661	381,925
Provision for loan losses	(65,652)	(64,332)
Total	**196,009**	**317,593**

(42) Risks arising from financial instruments (Risk Report)

Raiffeisen International as subsidiary and as significant subgroup of *Raiffeisen Zentralbank* is integrated into the risk management system of *RZB*. The following description of the risk management of *RZB* also applies to the transactions of *Raiffeisen International* and its subsidiaries.

Overall risk management and structure

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is becoming an increasingly decisive competitive factor. In order to ensure the long-term success of the *RZB Credit Institution Group* (as defined by European Union directives) and to allow *RZB*'s selective growth in its respective markets, *RZB*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and sovereign risks, market and liquidity risks, equity risks and operational risks.

In particular, *RZB*'s risk management concept takes into account the legal framework provided by the Austrian *Bankwesengesetz* (*BWG*: banking act) and the requirements imposed on banks with regard to the limiting of banking risks, whereby special consideration is given to the respective type and scale of transaction.

The Managing Board of *Raiffeisen Zentralbank* is responsible for the implementation of risk policy as is appropriate to each type of risk. *RZB*'s risk policy is an integral part of the bank's overall management, which means that earnings and risk management in all divisions are systematically linked. The stipulation of risk policy, changes therein and its integration into overall bank strategy and bank management procedures are recorded and imparted within the *RZB Credit Institution Group* so that similar risk management procedures can be applied throughout that group.

Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focuses, geographical distribution and divisional subdivisions as well as according to exposure size. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

The Managing Board of *Raiffeisen Zentralbank* decides which procedures are to be followed in the capturing, measuring and monitoring of risks and defines the associated framework. *RZB* measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

The Managing Board is supported in those tasks by independent risk-controlling and risk management units and dedicated committees. The *Risk Management Committee* (*RMK*) reports directly to the Managing Board on a monthly basis and assesses the current risk situation with reference to *RZB*'s risk-bearing capacity and the pertinent risk limits. It assists the Managing Board with the allocation of the risk budget and with risk management. As a cross-divisional body, the *RMK* is responsible for the ongoing refinement and implementation of means of risk measurement and the refinement of the instruments of control and for the maintenance and updating of the framework. Interest-rate risk and risks arising from the structure of the balance sheet are evaluated by the *Assets/Liabilities Committee*. The *Credit Committee* assesses credit risks and the effectiveness of risk management.

The *Risk Management Department* is a service unit that performs the central and independent risk controlling functions required by the *Bankwesengesetz* (*BWG*: banking act). This department's responsibilities consist of drawing up and implementing the common Group-wide risk management guidelines, Group-wide capturing of all risks (credit, sovereign, equity and market risks, operational risks) on a VaR basis, and making impartial risk profile reports to the Managing Board as a whole and to the those responsible for the individual business divisions. The aggregation of those risks into an overall assessment of banking risk and the weighing of that risk against the bank's risk-bearing capacity also provides the basis for risk-adjusted capital allocations and performance measurement.

Risk-bearing capacity and controlling overall bank risk

Once quarterly, the available covering funds (earnings, reserves, equity) are compared with *RZB*'s aggregated risk on a value-at-risk basis in a multistage process. *RZB*'s risk-bearing capacity thereby sets a ceiling on its aggregated banking risk. In addition to actual measured risk, existing risk ceilings are also taken into account. When estimating unexpected losses on an annual basis, (so-called economic capital), *RZB* employs a confidence level of 99.95 per cent. That figure is based on the probability of default implied by *RZB*'s rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the bank's continued existence on a going concern basis even applying extreme-loss scenarios. Based on that level of risk, *RZB* is then able to carry out a risk-adjusted performance measurement (*RAPM*). That in turn is used as a parameter in overall bank management and in the associated capital allocations. Economic capital is currently calculated division-by-division. Further extension of this instrument of control is in preparation.

Relative share of the individual risk types

Share of economic capital of Raiffeisen International as of 31 December 2003


Market Risk
8% (2002: 13%)
Credit Risk
74% (2002: 70%)
Operational Risk
18% (2002: 17%)

Accompanying that procedure, risk (VaR) is also calculated on the basis of a confidence level of 99 per cent. The resulting figure is likewise measured against a corresponding estimate of risk-bearing capacity.

Market risk

RZB defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category embraces both trading book and banking book positions. Risky positions are the result either of business done for customers or our deliberate assumption of positions and are managed by the Treasury and Investment Banking Divisions.

RZB approves, measures, monitors and manages market risks by setting a variety of ceilings. The overall limit is set by the Managing Board as a whole on the basis of the bank's risk-bearing capacity and earnings forecasts. That limit is apportioned on the basis of a coordinated proposal made by the particular department, Central Risk Management and the responsible member of the Managing Board. The setting of individual limits at book level will vary depending on the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny on a Group-wide basis.

Value-at-risk is of central importance in setting limits. It is calculated daily for Raiffeisen Zentralbank and weekly for *RZB* as a whole using a variance-covariance matrix and applying a confidence interval of 99 per cent. Options are captured using delta-gamma approximations. Market data are taken from the preceding year applying a holding period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments for *Raiffeisen Zentralbank* are checked daily using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not contain any specific information about the effects of exceptional extreme market movements. To take such events into account, *RZB* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and shows the impact of major fluctuations in market parameters on positions. The results are an important substructure for the management of risks.

Risk figures (99% VaR, 10-day) for market risk in the trading books, by risk type:

	VaR as of December 31, 2003	Average-VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	6,421	2,389	153	6,421
Exchange risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

RZB uses the standard methodology within the meaning of the Capital Adequacy Directive to calculate its own funds requirement for the trading book. *RZB*'s management and monitoring of market risks and, in particular, the calculation of the associated own funds were audited by *Oesterreichische Nationalbank* (*OeNB*: Austrian national bank) in 2002. The results of the audit were satisfactory.

Alongside value-at-risk measurement, interest-rate risks in the banking book are also estimated using classical means of capital and interest rollover analyses. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *RZB* also employs interest-income scenarios and simulations. Managing the structure of the Balance Sheet is a core task of the Central Treasury and of the local banks, which receive support from the Assets/Liabilities Committee in the performance of that task. Since 2002, interest-rate risk has been the subject of quarterly reporting within the scope of the interest-rate risk statistics submitted to the supervisory authorities. The reports also capture the change in present values as a percentage of own funds in line with the requirements of Basel II.

Interest roll-over gaps in Raiffeisen International as of 31 December in € thousands:

Interest gap 2003	more than 6 to 12 months	more than 1 to 2 years	more than 2 to 5 years	more than 5 years
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

Change in the present value of *Raiffeisen International*'s banking book as of 31 December 2003 (€ thousands) given a parallel increase in interest rates of one basis point:

Present Value Change 1 BP	more than 6 to 12 months	more than 1 to 2 years	more than 2 to 5 years	more than 5 years
EUR	0,8	8,9	- 7,5	6,0
USD	2,6	- 1,8	- 3,7	- 1,3
Other	14,9	30,5	- 56,7	- 53,3

Credit risk

Credit risks within the *RZB Credit Institution Group* consist mainly of the default risks that arise from business with private and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' creditworthiness) and country risks. Country risks include transfer and convertibility risks and political risk. *RZB*'s proactive control of country risks takes place on the basis of the country risk policy laid down by the Managing Board (as prepared by the Country Risks Committee). This committee is made up of representatives of the various divisions and Risk Management. The assessment of risks associated with sovereign institutions is based on a ten-tier rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer-risks arising from transactions net of any third-country collateral.

Raiffeisen International Group's loans and advances to banks and customers, including securities, and off-balance-sheet transactions broke down as follows, by region (country risk):

	2002		2003	
	in € thousands	in %	in € thousands	in %
Hungary	3,254,735	19.8	3,996,615	17.8
Slovakia	3,299,556	20.1	3,840,974	17.1
Croatia	1,847,748	11.2	2,353,308	10.5
Czech Republic	1,545,722	9.4	1,966,763	8.8
Poland	1,608,384	9.8	1,910,618	8.5
European Union	1,637,098	10.0	2,667,997	11.9
Others	3,249,687	19.7	5,724,919	25.4
Total	**16,442,930**	**100.0**	**22,461,194**	**100.0**

Raiffeisen International's credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board. Besides new lending, lending decisions also concern overdrafts, increases in credit lines, renewals and risk-related changes in circumstance compared with when the original decision to lend was made (e.g. collateral, purpose of loan) as well as the setting of limits for particular borrowers (e.g. issuer limits) and equity participations.

Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from Front Office and Back Office are always required for loan decisions and to endorse the regular re-evaluations of counterparty risks within the *RZB Credit Institution Group*. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next level of authority.

RZB's internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that are being monitored. Against the background of the new capital adequacy framework for banks that is currently emerging (Basel II), the seamless management, monitoring and control of credit risks within the *RZB Credit Institution Group* are thus assured.

A separate Work-Out Unit is responsible for processing troubled loans. It mainly handles medium-sized to large cases. However, troubled loans are also handled by the in-house Legal Department and/or with the help of external specialists (in coordination with the Work-Out Unit). The Work-Out Unit plays a decisive role in the presentation and analysis of provisions for loan losses (write-downs, value adjustments, provisioning), making it possible to reduce losses arising from troubled loans. All cases in which restructuring or settlements take place are analyzed by *Raiffeisen Zentralbank* to discover their causes. Lending processes are then adapted as necessary on the basis of the results of such analyses.

Risk classification procedures for assessing default risk (rating procedures, scoring models) are used by the *RZB Credit Institution Group* when assessing creditworthiness so as to provide the independent assessment of credit risk (as required among others by Basel II) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). The analysis of customer creditworthiness is thus at the heart of credit risk management.

The rating models for corporate customers and financial institutions ranks creditworthiness in ten increments. They are employed throughout the Group. In addition, a separate rating model currently in trial operation has been developed for specialized lending transactions. In future, it too is to be used to implement the IRB approach throughout the *RZB Credit Institution Group*. All of the bank's default definitions have also been adapted in readiness for the IRB approach and the revised definitions have been applied thought the *RZB Credit Institution Group* within the scope of its Basel II project.

According to the *RZB Credit Institution Group*'s definition, default takes place if a customer is in default with regard to a material bank receivable for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a provision or direct write-off has been carried out to a customer account receivable, or if

Credit Risk Management have adjudged a customer account receivable to be not wholly collectible and the Work-Out Unit is considering nursing the customer's account.

A separate rating and defaults database was therefore set up to capture and evaluate customer loan losses within the scope of the Basel II project. It is to be put into operation for backtesting purposes within the *RZB Credit Institution Group* at the end of 2006. Migration risk is estimated using the credit metrics method, and additional portfolio assessments are carried out. In addition to a breakdown of customer creditworthiness, a breakdown into industrial segments will also be carried out in accordance with ÖNACE classification rules.

The following table shows a breakdown of all claims to customers of *Raiffeisen International Group*—including securities and off-balance-sheet transactions:

	2002		2003	
	in € thousands	in %	in € thousands	in %
Manufacturing	3,068,010	24.3	3,985,208	23.3
Retailing and wholesaling	2,352,826	18.6	3,390,407	19.9
Private households	1,583,672	12.5	2,510,497	14.7
Public administration, social insurance	1,306,234	10.3	1,856,097	10.9
Real estate	1,093,441	8.6	1,511,658	8.9
Others	3,240,224	25.7	3,825,186	22.3
Total	**12,644,407**	**100.0**	**17,079,053**	**100.0**

Equity risk

The banking book also contains risks arising from listed and unlisted equity participations. They are captured separately under this risk heading. The methodology used for the value-at-risk measurement and risk-capital assessment of equity participations is comparable to the methodology used to capture the price risk within market risk. However, in the light of the long-term strategic nature of equity participations, annual volatilities based on periods of observation of several years are also brought into the calculation. RZB does not include strategically and operatively controlled Group subsidiaries under this risk heading because their risks are calculated as credit, market and operational risk on a consolidated level.

Liquidity risk

RZB defines liquidity risk as the risk that the bank could be unable to meet its current and future payment obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both centrally—by the Treasury Division in Vienna—and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains liquid portfolios of securities to ensure its liquidity in various currencies, carries out liquidity balancing at regular intervals and prepares cash-flow forecasts.

Operational risks

In line with Basel II, RZB defines operational risk as the risk of unexpected losses resulting from the inadequacy or failure of internal procedures, personnel or systems or arising from external events. As is the case with other types of risk, the principle of functional separation into risk management and risk controlling also applies to operational risk. Based on the existing rough approximation of "operational value-at-risk", the bank's own historical data for each defined category and the requirements that will be imposed by the new capital accord, RZB is working on the refinement of its quantification methods to allow it to generate more precise predictions of the distributions of incidences and loss volumes.

The use of questionnaire-based Risk Control Self Assessment (RCSA) as a tool for qualitative evaluation will be supplemented by the bank's quality management and process optimization projects, which will above all allow the early recognition of flaws.

(43) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows at year-end 2003:

	Nominal Amounts Remaining Term to Maturity				Market Values	
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total	Positive	Negative
			in € thousands			
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Forward rate agreements	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange rate and gold contracts	**5,501,438**	**110,772**	**—**	**5,612,210**	**110,031**	**(92,462)**
OTC products:						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options—buys	253,084	3,394	—	256,478	1,705	—
Currency options—sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange:						
Currency futures	42,547	—	—	42,547	407	(459)
c) Equity/index contracts	**10,548**	**—**	**—**	**10,548**	**—**	**(164)**
Equity/index futures	10,548	—	—	10,548	—	(164)

The total volume of unsettled derivative financial instruments broke down as follows at year-end 2002:

	Nominal Amounts Remaining term to maturity				Market Values	
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total	Positive	Negative
			in € thousands			
Total	**9,312,769**	**220,301**	**20,663**	**9,553,733**	**139,519**	**(155,215)**
a) Interest rate contracts	**4,874,477**	**220,301**	**20,663**	**5,115,441**	**16,983**	**(27,631)**
OTC products:						
Interest swaps	170,289	220,301	20,663	411,253	5,546	(12,439)
Interest futures	4,704,188	—	—	4,704,188	11,437	(15,192)
b) Exchange rate and gold contracts	**4,438,292**	**—**	**—**	**4,438,292**	**122,536**	**(127,584)**
OTC products:						
Currency and interest swaps	31,783	—	—	31,783	1,974	(4,170)
Forward exchange deals	4,267,285	—	—	4,267,285	119,376	(122,125)
Currency options—buys	46,571	—	—	46,571	369	—
Currency options—sells	53,593	—	—	53,593	—	(896)
Products traded on a stock exchange:						
Currency futures	39,060	—	—	39,060	817	(393)

(44) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges and functioning markets), they were used. All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models, or we made use of external expert opinions (e.g. in the case of investment properties).

Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amount on the balance sheet if they had a remaining term of more than one year.

Variable-interest receivables are only taken into account when an interest rollover period of more than one year applies. Only in those cases does discounting based on an interest rate in line with market rates have a significant effect.

	2002			2003		
	Fair value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
	in € thousands					
Assets						
Loans and advances to banks	2,725,751	2,718,804	6,947	3,520,443	3,520,502	(59)
Loans and advances to customers	8,366,483	8,240,458	126,025	11,775,956	11,706,603	69,353
Financial investments	238,301	225,956	12,345	465,471	464,972	499
Intangible and tangible fixed assets	378,422	378,422	—	441,021	441,021	—
Liabilities						
Deposits from banks	2,898,248	2,908,922	(10,674)	5,284,142	5,319,744	(35,602)
Deposits from customers	9,359,284	9,365,171	(5,887)	12,038,363	12,082,772	(44,409)
Liabilities evidenced by paper	405,702	405,565	137	433,003	432,908	95
Subordinated capital	193,862	193,524	338	310,759	310,584	175

Other Notes

(45) Average number of staff

The average number of staff during the year under review amounted to 17,299 (2002: 12,100).

When calculating the averages, we took into account newly integrated companies on a prorated basis according to the time of their first-time consolidation.

(46) Boards and Officers

The company's *Managing Board* was made up as follows:

Herbert Stepic, Chairman, Vienna
Heinz Hödl, Deputy-Chairman, Vienna
Heinz Wiedner, Hagenbrunn
Rainer Franz, Bratislava (since January 20, 2003)

The elected *Supervisory Board* was made up as follows in 2003:

Walter Rothensteiner, Chairman
Manfred Url, Deputy-Chairman
Karl Stoss
Karl Sevelda

Vienna, April 16, 2004

The Managing Board

Herbert Stepic　　　Heinz Hödl

Heinz Wiedner　　　Rainer Franz

Auditors' Report

We have audited the accompanying consolidated financial statements of *Raiffeisen International Bank-Holding AG as of December 31, 2003*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiffeisen International Bank-Holding AG as of December 31, 2003*, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Vienna, April 23, 2004

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch Johann Mühlehner
Wirtschaftsprüfer und Steuerberater
(Austrian Certified Public Accountants)

Consolidated Group

The presented interest reflects Raiffeisen International's share in the respective equity participation.

Company, Headquarters [Country]	Subscribed Capital in Currency in thousands		Interest in %	Of which Indirect[1] in %	Type[2]
Ericio Handels - und Beteiligungs GmbH, Vienna [AT]	35	EUR	100.0		OT
GSI Group Software Investment AG, Zug [CH]	29,400	CHF	100.0		BR
Raiffeisen Auto Leasing Kft., Budapest [HU]	20,000	HUF	73.6		FI
Raiffeisenbank (Bulgaria) EAD, Sofia [BG]	26,479	BGN	100.0		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo [BA]	44,833	BAM	97.0		BA
Priorbank JSC, Minsk [BY]	25,801,090	BYR	61.4		BA
Raiffeisenbank a.s., Prague [CZ]	2,500,000	CZK	51.0		BA
Raiffeisenbank Austria d.d., Zagreb [HR]	423,540	HRK	75.0		BA
Raiffeisen Bank Rt., Budapest [HU]	26,904,240	HUF	72.1		BA
Raiffeisen-RBHU Holding GmbH, Vienna [AT]	237	EUR	70.3		OT
Raiffeisen Bank Kosovo J.S.C., Prishtina [CS]	9,930	EUR	100.0		BA
Raiffeisen Bank Polska S.A., Warsaw [PL]	407,005	PLN	100.0		BA
Raiffeisen Bank S.A., Bucharest [RO]	6,961,478,628	ROL	99.2		BA
ZAO Raiffeisenbank Austria, Moscow [RU]	3,516,340	RUB	100.0		BA
Raiffeisen Krekova Banka d.d., Maribor [SI]	2,058,000	SIT	97.3		BA
JSCB Raiffeisenbank Ukraine, Kiev [UA]	145,036	UAH	100.0		BA
Raiffeisenbank a.d., Belgrade [CS]	1,499,138	CSD	90.0		BA
Raiffeisen Informatik Service Ausland Gesellschaft mbH, Vienna [AT]	37	EUR	99.0		BR
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb [HR]	110,000	HRK	75.0		FI
Raiffeisen-Leasing, s.r.o., Prague [CZ]	50,000	CZK	63.0		FI
Raiffeisen-Leasing d.o.o., Zagreb [HR]	15,000	HRK	75.0		FI
Raiffeisen Lizing Rt., Budapest [HU]	225,620	HUF	73.6		FI
Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna [AT]	36	EUR	75.0		OT
RLI Holding Gesellschaft m.b.H., Vienna [AT]	40	EUR	75.0		OT
Raiffeisen-Leasing Polska S.A., Warsaw [PL]	10,500	PLN	87.5		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague [CZ]	10,000	CZK	69.0		FI
Raiffeisen Leasing S.R.L., Bucharest [RO]	76,434,000	ROL	87.1		FI
OOO Raiffeisen-Leasing, Moscow [RU]	22,000	RUB	87.5		FI
Raiffeisen Leasing d.o.o., Ljubljana [SI]	415,800	SIT	75.0		FI
Raiffeisen Leasing d.o.o., Belgrade [CS]	62,816	CSD	82.5		FI
Raiffeisen-Unic-Holding Aktiengesellschaft, Vienna [AT]	79	EUR	59.3		OT
SINESCO Kft., Budapest [HU]	3,000	HUF	73.6		OT
Tatra Banka a.s., Bratislava [SK]	1,004,320	SKK	72.4		BA
Tatra Group Finance, s.r.o., Bratislava [SK]	314,100	SKK	72.4	3.2	BR
Tatra Group Servis spol.s.r.o., Bratislava [SK]	370,000	SKK	72.4	0.4	BR
Tatra Leasing spol. s r.o., Bratislava [SK]	200,000	SKK	73.8		FI
UMBRA Handels - und Beteiligungsgesellschaft m.b.H., Vienna (AT)	500	ATS	100.0		OT

Equity Participations

Interests accounted for in the consolidated financial statements using the equity method

The presented interest reflects Raiffeisen International Group's share in the respective equity participation.

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
	in thousands		in %	in %	
Raiffeisen Securities and Investment Rt., Budapest [HU]	2,210,000	HUF	40.0		FI
Raiffeisen stambena štedionica d.d., Zagreb [HR]	70,000	HRK	26.0		BA
Raiffeisen stavebni sporitelna a.s., Prague [CZ]	650,000	CZK	25.0		BA

Other equity participations

The presented interest reflects Raiffeisen International Group's share in the respective equity participation which are valued either at cost or fair value.

Not integrated affiliated companies

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
	in thousands		in %	in %	
OOO RBA-Finance, Moscow [RU]	10	RUR	100.0		FI
ACTIUNI NATIONALE S.A.—societate in lichidare, Bucharest [RO]	5,000,000	ROL	90.5		FI
Alfa Ász Kft., Budapest [HU]	3,000	HUF	100.0		FI
AXEN spol.sr.o., Bratislava[SK]	48,610	SKK	100.0		BR
Belvárosi Ingatlanok Kft, Budapest [HU]	3,000	HUF	86.9	86.9	OT
Belvárosi Irodaház Kft., Budapest [HU]	921,670	HUF	86.9	86.9	OT
CTH Real s.r.o., Bratislava [SK]	25,053	SKK	72.4	72.4	BR
Dom-office 2000, Minsk [BY]	834,781	BYR	100.0		OT
ELIOT, s.r.o., Bratislava [SK]	200	SKK	100.0		BR
F-Spektrum, s.r.o., Bratislava [SK]	200	SKK	100.0		FI
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Wroclaw [PL]	500	PLN	72.1	36.7	FI
Market Investment Group d.o.o., Sarajevo [BA]	500	BAM	100.0		FI
Miriada d.o.o. V Stecaju (in Bankruptcy), Maribor [SI]	1,500	SIT	100.0		OT
Priorleasing, Minsk [BY]	500,000	BYR	100.0		FI
Raiffeisen BROKERS doo, Sarajevo [BA]	150	BAM	100.0		FI
Raiffeisen Business Premises d.o.o., Zagreb [HR]	1,000	HRK	100.0		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw [PL]	4,000	PLN	100.0		FI
Raiffeisen Capital & Investment Romania S.A., Bucharest [RO]	16,000,000	ROL	100.0		FI
Raiffeisen consulting Ltd., Zagreb [HR]	14,900	HRK	100.0		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest [HU]	20,000	HUF	85.8		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw [PL]	3,848	PLN	100.0		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000	HUF	97.9	7.9	BR
Raiffeisen INSURANCE d.d., Sarajevo [BA]	3,000	BAM	84.0		OT
Raiffeisen Invest d.o.o., Zagreb [HR]	8,000	HRK	100.0		FI
Raiffeisen Pension Insurance d.o.o., Zagreb [HR]	7,400	HRK	100.0		FI
Raiffeisen Property Lízing Rt., Budapest [HU]	50,000	HUF	100.0		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest [HU]	20,000	HUF	99.5		BR
RAIFFEISEN SERVICES EOOD, Sofia [BG]	5	BGN	100.0		BR
Raiffeisen Services SRL, Bucharest [RO]	10,000	ROL	99.4	79.4	BR
Raiffeisen Üzemeltetö Kft., Budapest [HU]	6,000	HUF	86.9	86.9	OT

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect(1)	Type(2)
	in thousands		in %	in %	
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb [HR]	25,945	HRK	100.0		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest [HU]	3,000	HUF	100.0		BR
RENT CC, spol.s.r.o., Bratislava [SK]	200	SKK	100.0		FI
RENT PO, spol. s.r.o., Bratislava [SK]	200	SKK	100.0		FI
Return s.r.o., Bratislava [SK]	27,100	SKK	72.4	72.4	BR
RLP Gergely u. Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
RLP Somlói út Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
RLRE Alpha Property s.r.o., Prague [CZ]	200	CZK	100.0		FI
RLRE Beta Property, s.r.o., Prague [CZ]	200	CZK	100.0		FI
RLRE Delta Property, s.r.o., Prague [CZ]	200	CZK	100.0		OT
RLRE Eden Invest, s.r.o., Prague [CZ]	72,004	CZK	78.6	78.6	OT
RLRE Epsilon Property, s.r.o., Prague [CZ]	200	CZK	100.0		OT
RLRE Gamma Property, s.r.o., Prague [CZ]	100	CZK	100.0		FI
RLRE Hotel Ellen, s.r.o., Prague [CZ]	100	CZK	100.0		OT
SCT Kárász u. Kft., Budapest [HU]	3,000	HUF	100.0		FI
SCT Obi 1 Kft., Budapest [HU]	3,000	HUF	100.0		OT
SCT Tündérkert Kft., Budapest [HU]	3,000	HUF	100.0		BR
SCTAI Angol Iskola Kft., Budapest [HU]	3,000	HUF	57.9	57.9	OT
SCTB Pécs Kft, Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTD Késmárk utca Kft, Budapest [HU]	6,000	HUF	86.9	86.9	OT
SCTD Kondoros Kft., Budapest [HU]	6,000	HUF	86.9	86.9	OT
SCTE Elsö Ingatlanfejlesztö és Ingatlanhasznosító Kft., Budapest [HU]	3,000	HUF	100.0		FI
SCTH Budaörs Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTJ Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
SCTM Nyíregyháza Kft., Budapest [HU]	3,.000	HUF	86.9	86.9	OT
SCTO Fogarasi Út Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
SCTS Avas Real Estatement Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTS Szerencs Real Estatement Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTW Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
Seventh´s Line, Minsk [BY]	286,880	BYR	100.0		OT
Szinvapark Kft., Budapest [HU]	100,250	HUF	86.9	86.9	OT
Tatra Asset Management sprav.spol., a.s., Bratislava [SK]	52,000	SKK	96.2		FI
TelPol 3 S.A., Gdansk [PL]	100	PLN	100.0		OT
TG Strom, s.r.o., Bratislava [SK]	5,600	SKK	100.0		BR
TL Leasing s.r.o., Bratislava [SK]	10,000	SKK	100,0		FI

Other interests

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect(1)	Type(2)
	in thousands		in %	in %	
AGRAS-OMNIASIG S.A., Bucharest [RO]	60,924,426	ROL	23.3	4.3	OT
BAMCARD d.o.o., Sarajevo [BA]	335	BAM	3.2		OT
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana [SI]	497,300	SIT	2.2		OT
Belarussian currency and stock exchange JSC, Minsk [BY]	127,700	BYR	< 0.1		SE
Bosna Osiguranje d.d., Sarajevo [BA]	3,007	BAM	< 0.1		IN
Budapest Stock Exchange, Budapest [HU]	4,694,460	HUF	< 0.1		SE
Burza cennych papierov a.s., Bratislava [SK]	113,850	SKK	0.3		SE
CENTRALNA TABELA OFERT—CeTO, Warsaw [PL]	6,422	PLN	3.1		OT

Company, Headquarters [Country]	Subscribed Capital in Currency in thousands		Interest in %	Of which Indirect[1] in %	Type[2]
Centrum Zaufania I Certyfikacji—Centrast S.A., Warsaw [PL]	21,000	PLN	1.0		OT
D. Trust Certifikacna autorita, a.s., Bratislava [SK]	10,000	SKK	10.0		OT
EUROMARKET BANKA A.D., Podgorica [CS]	11,200	DEM	5.4		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest [RO]	1,853,800	ROL	26.3		FI
GIELDA POZNANSKA S.A., Poznan [PL]	5,555	PLN	0.9		OT
GIRO Rt., Budapest [HU]	2,496,000	HUF	0.3		OT
Hitelgarancia Rt., Budapest [HU]	4,811,600	HUF	0.2		OT
I.S.C. MUZO a.s., Prague [CZ]	102,000	CZK	2.9		OT
INTEGRA d.o.o., Mostar [BA]	414	BAM	3.6		OT
International Factors Group S.C., Brussels [BE]	35	EUR	1.4		OT
JSC Interregion Stock Union (MFS), Kiev [UA]	1,675	UAH	0.6		OT
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana [SI]	260,000	SIT	1.0		OT
Kiev International Stock Exchange, Kiev [UA]	340	UAH	< 0.1		SE
Ljubljanska Borza d.d., Ljubljana [SI]	417,360	SIT	2.3		OT
MasterCard Incorporated, New York [US]	1,000	USD	0.0		OT
MISR Romania Bank S.A.E., Gizeh [EG]	30,000	USD	15.0		BA
Raiffeisen Befektetési Alapkezelõ Rt., Budapest [HU]	100,000	HUF	8.0	8.0	FI
Registrul Roman al Actionarilor S.A., Bucharest [RO]	6,292,000	ROL	10.0		OT
Renault Credit Rt., Budapest [HU]	400,000	HUF	50.0		FI
ROMCARD S.A., Bucharest [RO]	784,364	ROL	20.0		BR
RVS, a. s., Bratislava [SK]	304,000	SKK	0.9		OT
Slomskova Ustanova, Maribor [SI]	325	SIT	7.7		OT
Slovak Banking Credit Bureau, Bratislava [SK]	300	SKK	33.3		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana [SI]	1,759,152	SIT	6.6		BA
SN DE COMPENSARE, DEC. SI DEP. PENTRU VALORI MOB., Bucharest [RO]	3,818,200	ROL	2.4	0.1	SE
SN De Transfer De Fonduri Si Decontari SA—Transfond, Bucharest [RO]	67,200,00	ROL	2.4		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe [BE]	10,793	EUR	0.2		OT
Transilvania LEASING S.A., Brasov [RO]	21,850,000	ROL	9.2		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam [NL]	160	EUR	6.5		FI

Legend:

(1) Interests held via companies not integrated into the consolidated financial statements (on a proportionate basis).

(2) Company type

BA – Bank
BR – Company rendering banking-related auxiliary services
FI – Financial institution
IN – Insurer
SE – Investment firm
OT – Other

Raiffeisen INTERNATIONAL

RAIFFEISEN INTERNATIONAL BANK-HOLDING AG

(Incorporated as a joint stock corporation in the Republic of Austria)

Offering of up to 34,270,000 Ordinary Bearer Shares (with no par value)

This is an offering of ordinary no-par value bearer shares ("Shares") of Raiffeisen International Bank-Holding AG ("Raiffeisen International"). The Offering consists of up to 13,300,000 Shares to be issued by Raiffeisen International (the "New Shares") and up to 16,500,000 Shares (the "Existing Shares", and together with the New Shares and the Additional Shares, as defined below, the "Offer Shares") offered by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB") and the European Bank for Reconstruction and Development, the International Finance Corporation and several Raiffeisen Landesbanken and Raiffeisen Landesbanken Holdings (collectively, the "Selling Shareholders"). The Offer Shares are being offered in (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America (the "United States" or "U.S.") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering" and together with the Austrian Offering, the "Offering"). In addition, we have granted to the Managers (as defined in "Plan of Distribution") an option exercisable by Merrill Lynch International on behalf of the Managers on one or more occasions, within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution") to purchase up to 4,470,000 additional newly issued shares (the "Additional Shares") to cover over-allotments.

The Offer Shares will represent a notional portion of our share capital of € 3.04 (rounded) each. The Offer Shares will be entitled to all dividends declared or paid by us with respect to fiscal year 2005 and subsequent fiscal years. On April 21, 2005, we determined the offer price (the "Offer Price") in consultation with the joint global bookrunners. The Managers for the Offering expect to deliver the Offer Shares on or about April 27, 2005. Prior to this Offering there has been no active public market for the Shares.

For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, see "Risk Factors."

Offer Price: € 32.50 per Share

The Offer Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or outside the United States in compliance with Regulation S. For a description of certain restrictions on transfer, see "Transfer and Selling Restrictions."

All Shares have been admitted for listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (*Wiener Börse*) and are expected to trade on the Vienna Stock Exchange in the Prime Market segment commencing on or about April 25, 2005.

Joint Global Bookrunners and Joint Lead Managers

Merrill Lynch International **Raiffeisen Centrobank AG**

Offering Memorandum dated April 21, 2005

This confidential Offering Memorandum does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Offer Shares offered hereby, and does not constitute an offer to sell or a solicitation of an offer to buy any Offer Shares offered hereby to any person in any jurisdiction in which it is unlawful to make any such offer or solicitation to such person. Neither the delivery of this Offering Memorandum nor any sale made hereby shall under any circumstances imply that there has been no change in the affairs of Raiffeisen International or its subsidiaries or that the information contained herein is correct as of any date subsequent to the earlier of the date hereof and any earlier specified date with respect to such information.

This Offering Memorandum has been prepared and is also used as a prospectus in accordance with the Austrian Stock Exchange Act (*Börsegesetz*), as amended (the "Stock Exchange Act") and filed as a listing prospectus (*Börseprospekt*) with the Vienna Stock Exchange in accordance with the Austrian Stock Exchange Act in connection with the listing application of up to 142,770,000 Shares for the Official Market (*Amtlicher Handel*), and has been filed with the filing office (*Meldestelle*) at Oesterreichische Kontrollbank Aktiengesellschaft in accordance with the Austrian Capital Market Act (*Kapitalmarktgesetz*), as amended (the "Capital Market Act").

The distribution of this Offering Memorandum and the offer of the Offer Shares may, in certain jurisdictions, be restricted by law. We and the underwriters specified herein (the "Managers") require persons into whose possession this Offering Memorandum comes to inform themselves of and observe all such restrictions. Neither we nor the Managers accept any legal responsibility for any violation by any person, whether or not a prospective investor in Offer Shares, of any such restrictions. For a further description of certain restrictions on offers and sales of the subscription rights or New Shares, and on the distribution of this Offering Memorandum, see "Transfer and Selling Restrictions."

Neither we nor the Managers nor any of their respective representatives are making any representation to any offeree or purchaser of the securities offered hereby regarding the legality of an investment by such offeree or purchaser under appropriate legal investment or similar laws. Each investor should consult with his own advisors as to the legal, tax, business, financial and related aspects of the purchase of the securities.

This Offering Memorandum has been prepared by us in connection with the Offering solely for the purpose of enabling a prospective investor to consider the purchase of the Offer Shares. Reproduction and distribution of this Offering Memorandum or revelation or use of the information contained herein for any purpose other than considering investment in the Offer Shares is prohibited.

The information contained in this Offering Memorandum has been provided by us and other sources identified herein. No representation or warranty, express or implied, is made by the Managers as to the accuracy or completeness of the information set forth herein and nothing contained in this Offering Memorandum is, or shall be relied upon as, a promise or representation, whether as to the past or the future. No person has been authorized to give any information or to make any representation not contained in this Offering Memorandum in connection with the Offering and, if given or made, any such information or representation should not be relied upon as having been authorized by us or the Managers.

In making an investment decision, investors must rely on their own examination of Raiffeisen International, and the terms of the Offering, including the merits and risks involved. Any decision to buy the Offer Shares should be based solely on this Offering Memorandum.

In connection with this Offering, Merrill Lynch International or an agent or affiliate of Merrill Lynch International (in such capacity, the "Stabilization Manager") may over-allot or effect transactions which stabilize or maintain the market price of our Shares at levels which might not otherwise prevail. Such transactions may be effected on the Vienna Stock Exchange, in the over-the-counter market or otherwise. The Stabilization Manager is not obligated to engage in any such stabilization activities, and such stabilization, if commenced, may be discontinued at any time without prior notice. The stabilization period will end no later than 30 days following the date of commencement of trading of the Shares on the Vienna Stock Exchange.

CERTAIN U.S. MATTERS

The Shares offered hereby have not been and will not be registered under the Securities Act and may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration

requirements of the Securities Act and applicable state securities laws. Accordingly, the Shares are being sold in the United States only to qualified institutional buyers ("QIBs") in transactions exempt from the registration requirements of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. Prospective purchasers are hereby notified that sellers of the Shares may be relying on the exemption from the registration requirements of Section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on transfer of the Shares, see "Transfer and Selling Restrictions."

The Shares offered hereby have not been recommended by any United States federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not passed upon the merits of the offering or confirmed the accuracy or determined the adequacy of this Offering Memorandum. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

CERTAIN U.K. MATTERS

This Offering Memorandum is only being distributed in the United Kingdom to, and is only directed at, (a) persons who have professional experience in matters relating to investments falling within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, and to (b) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "relevant persons"). This Offering Memorandum is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

CERTAIN GERMAN MATTERS

In the Federal Republic of Germany, the Offer Shares are being offered or sold in accordance with the provisions of the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of September 9, 1998, as amended. This Offering Memorandum does not constitute an offer to the general public in Germany. A securities sales prospectus has not been, and will not be, published in Germany with respect to the Offer Shares.

ENFORCEMENT OF CIVIL LIABILITIES

The majority of our supervisory board (the "Supervisory Board") members, managing board (the "Management Board") members and certain executive officers and certain experts named in this Offering Memorandum are residents of the Republic of Austria or other European Union member states and all or a substantial portion of the assets of such persons and of the Group are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Raiffeisen International or such persons or to enforce against them in United States courts judgments obtained in such

courts based on the civil liability provisions of the United States securities laws. In general, the enforceability in Austrian courts of a final judgment of a United States court would require a retrial of the case in the Republic of Austria.

AVAILABLE INFORMATION

For so long as any of the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, and our Company is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, we will furnish to any holder or beneficial owner of Shares, or to any prospective purchaser designated by any such registered holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act upon request of any such person.

Our Shares were admitted to listing on the Official Market (*Amtlicher Handel*) of the Vienna Stock Exchange (Austria). As a result of such listing, we are subject to the informational reporting requirements of the Austrian Stock Exchange Act. In accordance with the Austrian Stock Exchange Act and the Prime Market regulation (*Regelwerk Prime Market*), we are required to file three quarterly reports as well as annual financial statements, a corporate action timetable, notices of shareholders' meetings and of dividend distributions, issuance of new shares and exercise of subscription or conversion rights, modification of shareholders' rights, substantial modifications in stakeholdings formerly published if known to us, the Austrian paying agent, buy-back programs relating to the listed shares and any new facts likely to have a significant influence on the price of our Shares ("Ad Hoc Information"). Most of these filing requirements comprise an additional communication to the Austrian Financial Market Authority (*Finanzmarktaufsichtsbehörde*). All the information mentioned above will be publicly available and may be inspected and copies thereof may be obtained at the Vienna Stock Exchange, Wallnerstrasse 8, 1010 Vienna, Austria. Information relating to quarterly reports, annual reports, shareholders' meetings and notices of new price-sensitive facts can also be found on the Vienna Stock Exchange's website at www.wienerborse.at as well as on our website: www.ri.co.at.

DEFINITIONS

In this Offering Memorandum:

- References to the "Offering Memorandum" are to this document.
- References to "Raiffeisen International", "RI" or the "Company" are to Raiffeisen International Bank-Holding AG.
- References to "we", "us", "our" or the "Group" are to Raiffeisen International Bank-Holding AG together with, unless the context requires otherwise, its consolidated subsidiaries.
- References to "Network" are to our network of banks, leasing, asset management and other financing subsidiaries across Central and Eastern Europe.
- References to "Network Banks" are to our majority-owned banking subsidiaries.
- References to "Network Units" are to our subsidiaries.
- References to "RZB" are to Raiffeisen Zentralbank Österreich Aktiengesellschaft, which together with the other Selling Shareholders will be selling part of its shares in us.
- References to "RZB Group" are to RZB and its subsidiaries, including us.
- References to "Raiffeisen Landesbanken" are to one or more of Raiffeisenverband Salzburg reg. Gen.m.b.H., Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H., Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, Raiffeisenlandesbank Vorarlberg Waren- und Revisionsverband reg. Gen.m.b.H., Raiffeisenlandesbank Burgenland und Revisionsverband, reg. Gen.m.b.H., Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, each of which owns, directly or indirectly, shares in RZB.

- References to "Raiffeisen Landesbanken Holdings" are to RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, RLB Burgenland Unternehmensbeteiligungs Ges.m.b.H., Raiffeisen Bank (Liechtenstein) AG and Salzburg München Bank AG, which are owned by various Raiffeisen Landesbanken or other RBG members and hold shares of RI.
- References to "RBG" or the "RBG Group" are to the three-tier Austrian Raiffeisen Banking Group, including the RZB Group and the regional Raiffeisen Landesbanken and local Raiffeisen banks in Austria.
- References to "Selling Shareholders" are to the European Bank of Reconstruction and Development, the International Finance Corporation, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, RLB Burgenland Unternehmensbeteiligungs Gen.m.b.H., Raiffeisen Bank (Liechtenstein) AG, Raiffeisenverband Salzburg, reg.Gen.m.b.H., and Salzburg München Bank AG.
- References to "CEE" are to the countries of Central and Eastern Europe.
- References to "CE" are to the countries of Central Europe in which we operate: the Czech Republic, Hungary, Lithuania, Poland, Slovenia and Slovakia.
- References to "CIS" are to the countries in the Commonwealth of Independent States in which we operate: Belarus, Kazakhstan, Russia and Ukraine.
- References to "SEE" are to the South-Eastern European countries in which we operate: Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Serbia & Montenegro (including Kosovo) and Romania.
- References to "U.S. dollars", "U.S.$" or "$" are to United States dollars.
- References to "euro" or "€" are to the currency of the member states of the European Union participating in the third stage of the Economic and Monetary Union.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

This Offering Memorandum contains audited consolidated financial statements for our Company at and for the year ended December 31, 2003 and 2004, which were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft as well as comparative figures for our Company at and for the year ended December 31, 2002 which were audited by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (including the notes thereto, the "Consolidated Financial Statements"), see "Index to Consolidated Financial Statements." We have prepared the Consolidated Financial Statements contained herein in accordance with International Financial Reporting Standards ("IFRS"). IFRS differ in certain respects from United States Generally Accepted Accounting Principles ("U.S. GAAP"). For a summary of certain differences between IFRS and U.S. GAAP affecting our Consolidated Financial Statements, see "Summary of Principal Differences between IFRS and U.S. GAAP."

The auditors' reports on the Audited Annual Consolidated Financial Statements, issued to comply with Austrian regulations, are included in this Offering Memorandum. This form of report does not comply with United States Generally Accepted Auditing Standards ("U.S. GAAS").

Certain numerical information and other amounts and percentages presented in this Offering Memorandum may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. We present our financial statements in euros.

INDUSTRY AND MARKET DATA

Information regarding markets, market size, market share, market position, growth rates and other industry data pertaining to our business contained in this Offering Memorandum consists of estimates based on data reports compiled by professional organizations and analysts, on data from other external sources, and on our knowledge of its sales and markets. In many cases, there is no readily available external information (whether from trade associations, government bodies or other organizations) to validate market-related analyses and

estimates, requiring us to rely on internally developed estimates. While we have compiled, extracted and reproduced market or other industry data from external sources, including third parties or industry or general publications, we have not independently verified that data. We cannot assure you of the accuracy and completeness of, and take no responsibility for, such data. Similarly, while we believe our internal estimates to be reasonable, such estimates have not been verified by any independent sources and we cannot assure potential investors as to their accuracy. We do not intend, and do not assume any obligations, to update industry or market data set forth in this Offering Memorandum.

FORWARD-LOOKING STATEMENTS

This Offering Memorandum contains statements under the captions "Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business Description" and in other sections statements that are, or may be deemed to be, "forward-looking statements." In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the words "believes", "estimates", "anticipates", "expects", "intends", "may", "will", "plans", "continue" or "should" or, in each case, their negative or other variations or comparable terminology or by discussions of strategies, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Offering Memorandum and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy and the industries in which we operate.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Prospective investors should not place undue reliance on these forward-looking statements.

Many factors that could cause our results of operations, financial condition, liquidity, dividend policy and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements continued in this Offering Memorandum.

These factors include, among others:

- those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Drivers";
- our ability to compete in the regions in which we operate;
- our ability to meet the needs of our customers;
- our ability to integrate our acquisitions in general and to consummate our proposed acquisition in the Ukraine in particular;
- uncertainties associated with general economic conditions particularly in the CEE;
- governmental factors, including the costs of compliance with regulations and the impact of regulatory changes;
- the impact of currency exchange rate and interest rate fluctuations; and
- other risks, uncertainties and factors inherent in our business.

We do not intend, and do not assume any obligations, to update forward-looking statements set forth in this Offering Memorandum.

TABLE OF CONTENTS

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SUMMARY

This summary highlights information contained elsewhere in this Offering Memorandum and is qualified in its entirety by reference to the more extensive information contained in this Offering Memorandum. This summary may not contain all of the information that investors should consider before deciding to or invest in the Offer Shares. Investors should read this entire Offering Memorandum carefully, including the "Risk Factors" and the Consolidated Financial Statements.

Raiffeisen International Bank-Holding AG

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of banks across the region. As part of the Austrian Raiffeisen Banking Group, we own and operate universal commercial banks and leasing companies in 15 countries in the CEE including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit and debit cards, mortgages and leasing.

We are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB").

Our operations are organized according to both business segments and according to geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe, South-Eastern Europe and the Commonwealth of Independent States. In Central Europe, we have Network Banks in the Czech Republic, Hungary, Poland, Slovakia and Slovenia. In South-Eastern Europe, we are present in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia & Montenegro. We also have Network Banks in the Commonwealth of Independent States in Belarus, Russia and Ukraine.

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271.3 million and a return on equity before tax including minority interests of 22.3%.

Competitive Strengths

We believe our success is due, in large part, to the following competitive strengths:

- *Market Position.* We have a leading market position in the CEE as measured both by the geographic coverage of our Network Banks as well as by our position in local markets.
- *Local Experience Combined with Western Standards of Service.* Our ability to combine local expertise with high quality service and efficiency standards of Western financial institutions differentiates us from both our local and multinational competitors.
- *Geographic Diversity.* Because our presence in the CEE is spread across a number of different countries we are able to benefit from the growth opportunities present in the CEE without being over-exposed to risks associated with any single country or region.
- *Speed.* We have established our presence in the CEE in large part by identifying growth opportunities and entering geographic and product markets and customer segments early and ahead of our competition.
- *Brand Recognition.* We believe that familiarity with our brand among existing and potential customers allows us to enter new markets and to introduce new products more effectively.
- *Integration of Acquisitions.* Over the past six years we have demonstrated our ability to integrate acquired banks into our Network quickly and successfully.

- *Employees.* Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in the CEE, in part through implementing the following strategies:

- *Exploit the Fastest Growing Markets and Business Segments.* We plan to use our long-established ties and our extensive network of banks across the region to take advantage of long term profitable asset growth opportunities in the CEE, in particular by focusing on the fastest growing regions and business segments.
- *Build on Leading Market Positions.* We intend to use our leading market positions in a number of countries and product areas to leverage our success and our brand name to invest in new distribution channels, roll out new products and expand into new customer segments.
- *Accelerate Growth Through Selected, Profitable Acquisitions.* We may pursue selected acquisition opportunities in order to develop our Network at a faster pace and to facilitate our entry into new customer segments, such as retail banking, more effectively.
- *Maintain and Improve Efficiency of Our Operations.* We want to maintain and further enhance our credit risk management record by rolling out a standardized scoring system, introducing a state-of-the-art bad-debt collection system and further enhancing of our portfolio management strategy. In addition, we will continue to focus on tight cost efficiency programs and exploit economies of scale within the Network to reduce our cost-to-income ratio.

History

RZB was one of the first financial institutions to recognize the opportunity for Western banks to establish a presence in the CEE. Our first unit in the CEE preceded the momentous political changes of 1989 by two years. RZB first entered the CEE in 1987, with the establishment of Unicbank (later renamed Raiffeisen Bank Rt.) in Hungary.

RI was established in 1991 and currently serves as a holding company for RZB Group's operations in the CEE.

We began to build our Network in the CEE through start-up ventures and organic growth. In more recent years, we have expanded our presence primarily through acquisitions. Among Western banks with a substantial presence in the CEE, we are unusual in that the majority of our Network is the result of organic asset growth. In the 10 countries where we established start-up ventures, we attempted to enter new markets early, and ahead of competition, and then to expand locally in line with business growth and customer demand. As a result, we were able to achieve healthy organic growth, without straining our available capital and management resources.

In order to develop our Network at a faster pace, and to facilitate our entry into new product segments such as retail banking, we have more recently pursued acquisitions of local banks in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and, most recently, Albania. We are also currently considering the acquisition of the second largest bank in the Ukraine.

SUMMARY OF THE OFFERING

The Offering	The Offering consists of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering"). The Managers reserve the right to reject any order in whole or in part.
The Offer Shares	Up to 13,300,000 New Shares, up to 16,500,000 Existing Shares and up to 4,470,000 Additional Shares as described below.
Existing Shares	RZB will sell up to 7,500,008 Existing Shares, the European Bank for Reconstruction and Development ("EBRD") up to 1,000,000 Existing Shares, the International Finance Corporation ("IFC") up to 500,000 Existing Shares and several Raiffeisen Landesbanken and Raiffeisen Landesbanken Holdings, together will sell up to 7,499,992 Existing Shares.
Selling Shareholders	The European Bank for Reconstruction and Development, the International Finance Corporation, RLB NÖ-Wien RIBHA Beteiligungs GmbH, INCOM Private Equity GmbH, NWB Beteiligungs GmbH, Raiffeisenlandesbank Kärnten—Rechenzentrum und Revisionsverband, reg.Gen.m.b.H., Raiffeisen-Landesbank Tirol AG, RLB Burgenland Unternehmensbeteiligungs Ges.m.b.H., Raiffeisen Bank (Liechtenstein) AG, Raiffeisenverband Salzburg, reg.Gen.m.b.H., and Salzburg München Bank AG.
Over-allotment Option and Additional Shares	We have granted the Managers an option, exercisable within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution"), to subscribe for and purchase up to 4,470,000 additional newly issued shares (the "Additional Shares") at the Offer Price, to cover over-allotments.
Offer Period	The offer period for the public offering in Austria ran from April 4, 2005 through April 15, 2005. The offer period for the private placements to institutional investors inside and outside of Austria ran from April 4, 2005 through April 21, 2005.
Offer Price	The Offer Price is € 32.50 per Share. On April 21, 2005, we determined the Offer Price in consultation with the Joint Global Bookrunners on the basis of the order book established in the course of the bookbuilding process. The Offer Price was published via electronic information services on April 21, 2005 and will be published in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) shortly.
Payment and Delivery	The Offer Shares allotted will be available on or about April 25, 2005. We expect that delivery of the Offer Shares against payment will take place on or about April 27, 2005. The Offer Shares purchased in this Offering will be represented by one or more global share certificates that will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"). Investors purchasing Offer Shares will not be entitled to receive individual share certificates.

Dividends	The Offer Shares carry full dividend rights from and including the fiscal year beginning on January 1, 2005.
Voting Rights	Each Offer Share entitles its holder to one vote at our shareholders' meetings.
Use of Proceeds	The net proceeds to us of this Offering are expected to amount to € 412.1 million, assuming no exercise of the Managers' over-allotment option. We will not receive any proceeds from the sale of the Existing Shares by RZB and the other Selling Shareholders. The commission we will pay to the Managers will amount to approximately € 10.8 million. Other costs and expenses including the Austrian company tax (*Gesellschaftsteuer*) of 1% of the proceeds from the sale of the New Shares to be borne by us in connection with the Offering will amount to approximately € 9.3 million. If the over-allotment option granted to the Managers is fully exercised, the net proceeds would increase to approximately € 553.6 million, and the expected aggregate underwriting commission (already deducted in the aforementioned figure) would increase by approximately € 2.3 million to € 13.1 million. We intend to use the net proceeds to us from this Offering to support further dynamic asset growth in our Network of financial institutions and consolidated related companies in Central and Eastern Europe and, in addition, for general corporate purposes. We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Aval Bank in the Ukraine through May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of the net proceeds to us of this Offering.
Employee Offering	Under the employee share purchase program, all employees of participating RZB Group companies as of April 1, 2005 (including management) were invited to purchase Offer Shares, to the extent any such offering is lawful under local regulations. Employees were entitled to purchase Offer Shares worth up to € 7,300 with a 20% discount from the Offer Price. Employees will receive a preferred allocation.
Customer Preferred Offering	Customers of selected member banks of the Austrian Raiffeisen Banking Group will receive a preferred allocation of Offer Shares worth up to € 7,500 each.
Lock-up	RI, RZB and the other Selling Shareholders have agreed with the Managers in the Underwriting Agreement that, prior to 180 days after the date of the Underwriting Agreement, none of them or their subsidiaries will, without the prior consent of the Managers, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the

	Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up does not apply to entities holding a banking license which carry out such transactions in their ordinary course of business and to certain transactions conducted by EBRD and IFC.
Listing	On March 30, 2005 the Shares were admitted for listing on the Official Market of the Vienna Stock Exchange and trading in the Shares is expected to commence in the Prime Market segment on or about April 25, 2005.
Closing Date	The closing of the Offering is expected to occur on or about April 27, 2005.
Securities Identification Number	ISIN: AT0000606306
Trading Symbol	RIBH
Risk Factors	For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, please refer to "Risk Factors" below.

SUMMARY FINANCIAL AND OPERATING DATA

The following summary consolidated financial data of our Group are derived from our Consolidated Financial Statements as at and for the 12 months ended December 31, 2002, 2003 and 2004. This selected financial data should be read in conjunction with our Consolidated Financial Statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

	As of and for the years ended December 31,		
	2002	2003	2004
	in € million, except % and per share amounts		
Balance sheet data			
Total assets	14,381	20,063	28,907
Trading assets	1,484	1,480	2,447
Loans and advances to banks	2,719	3.521	4,779
Loans and advances to customers	8,240	11,707	16,242
Impairment losses on loans and advances	(188)	(272)	(366)
Financial investments	226	465	2,367
Tangible fixed assets	274	333	441
Deposits from banks	2,909	5,320	6,620
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Trading liabilities	121	115	410
Other liabilities	187	357	313
Shareholders' equity (including consolidated profit)	918	1,103	1,840
Supplemental balance sheet data			
Risk-weighted assets (banking book)	8,387	12,042	16,690
Own funds requirement for market risk positions	72	61	236
Tier 1 capital (core capital)	907	1,204	1,977
Total own funds (total capital)	1,071	1,463	2,360
Tier 1 ratio (banking book) (in %)	10.8	10.0	11.8
Tier 1 ratio (including market risk) (in %)	9.8	9.4	10.1
Own funds ratio (total capital ratio) (in %)	11.5	11.4	12.0
Income statement data			
Net interest income after provisioning	344	476	668
Net commission income	135	213	298
Trading profit/(loss)	200	242	221
General administrative expenses	(510)	(659)	(823)
Profit before tax	175	277	342
Consolidated profit	104	179	211
Supplemental income statement data			
Earnings per share (in €)(1)	1.04	1.79	1.95
Return on equity after tax (in %)	15.4	19.8	17.7
Return on assets before tax (in %)	1.36	1.61	1.41
Cost/income ratio (in %)	70.3	64.7	63.4
Provisioning for impairment losses/average risk-weighted assets (banking book) (in %)	0.69	0.86	0.98

(1) Amounts adjusted for 2-for-1 share split. We have calculated our earnings per share using the weighted average number of Shares outstanding in each year: 100,000,000 Shares in 2002 and 2003 and 108,169,399 Shares in 2004.

	Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up does not apply to entities holding a banking license which carry out such transactions in their ordinary course of business and to certain transactions conducted by EBRD and IFC.
Listing	On March 30, 2005 the Shares were admitted for listing on the Official Market of the Vienna Stock Exchange and trading in the Shares is expected to commence in the Prime Market segment on or about April 25, 2005.
Closing Date	The closing of the Offering is expected to occur on or about April 27, 2005.
Securities Identification Number	ISIN: AT0000606306
Trading Symbol	RIBH
Risk Factors	For a discussion of certain considerations that investors should take into account in deciding whether to purchase the Offer Shares, please refer to "Risk Factors" below.

Before purchasing any Offer Shares, prospective investors should consider carefully the specific risk factors set out below, and the other information contained in this Offering Memorandum, including the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Key Drivers" and "Risk Management" and the Consolidated Financial Statements and related notes. Any of the following risk factors, as well as other influences beyond our control, may adversely affect our financial condition and results of operations and may impact our ability to achieve our strategic objectives.

Risk Relating to Our Business

We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe.

We have Network Banks in 15 CEE countries including Kosovo and a more limited presence in Lithuania and Kazakhstan. Virtually all of our income is derived from our operations in these countries and part of our strategy is to further expand our existing operations in the region and to develop operations in other CEE countries. As a result, our operations are exposed to risks common to all regions undergoing rapid political, economic and social change, including currency fluctuations, exchange control restrictions, evolving regulatory environment, inflation, economic recession, local market disruption and labor unrest. The occurrence of any of these events may adversely affect our ability to conduct our business in the affected part of the CEE region. The occurrence of one or more of these events may also affect the ability of our clients or counterparties located in the affected country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us.

The prevailing political, economic and social conditions in a country or region also significantly affect the general demand for loans and other banking services in that country or region. The possibility of future instability or a reaction against market reforms cannot be discounted, as demonstrated by the recent political crisis in Ukraine as a result of wide-spread irregularities during the presidential elections. Our exposure to Ukraine would increase significantly if we acquire Aval Bank in 2005. The risk of direct government interference in times of economic crises is also generally higher in the CEE markets in which we operate. Under economic pressure, local government may be more easily tempted to implement a variety of measures, ranging from various forms of transfer restrictions to foreign currency restrictions to the seizures of physical or financial assets. The Russian government, for example, imposed a 90-day moratorium on the payment of bank obligations to foreign counterparties immediately after it defaulted on its short-term local currency debt in August, 1998. Consequently, the income of our subsidiaries, our financial condition and results of operation are sensitive to the political and social developments in the CEE and to the performance of the relevant economies.

The level of risk, however, differs significantly from country to country, and generally depends on the economic and political development stage of each country. Political and economic instability are particular concerns in the SEE (except for Bulgaria and Romania, which expect to join the EU in 2007 and Croatia which is expected to begin EU membership negotiations in 2005) and in Belarus, Russia and Ukraine. While we do have a system of controls and procedures designed to mitigate country risk, there can be no assurance that future political, economic and social developments in the CEE will not have a significant adverse effect on our business, financial condition or results of operations, or impair our ability to implement our strategies. You can find a more detailed description of the markets in which we are operating in under "Market Overview" below. For a description of how we manage country risk, see "Risk Management—Country Risk" below.

We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors.

We face significant competition in all aspects of our business. Our subsidiaries compete with a number of large international financial institutions and local competitors, including retail and commercial banks, mortgage banks, investment banking firms, brokerage firms and other financial services firms.

The trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing

power. These global financial institutions may be more attractive, especially to certain large corporate customers, because of their world-wide presence and their ability to provide banking services beyond the CEE.

We face competition from local banks which, in many cases, have a considerably larger presence than we do in certain countries. While we do have one of the largest overall presences of any banking group in the CEE, some of our Network Banks have relatively small market shares in their respective local markets. In many markets, we face competition from established local banks which operate a larger number of branches than we do and which are able to offer customers a wider range of banking and financial products and services. Larger local competitors also benefit from relationships with a large number of existing customers. Consequently, local banks may enjoy a competitive advantage in some markets, which may make it difficult for us to compete effectively in those markets.

As banking markets in the CEE mature, we expect competition from both global financial institutions and local competitors to increase and for net interest margins to fall. In particular, we expect that, with the EU accession of a number of countries, competitive pressures will increase as banking groups already active in the CEE banking markets seek to expand their presence. New entrants may also move into these markets. Our ability to compete effectively will depend on the ability of our businesses to adapt quickly to significant market and industry trends. If we fail to compete effectively with either larger local competitors or large multinational financial institutions our business, results of operations and financial condition may be adversely affected. For a more detailed discussion of the current competitive landscape and competition trends in CEE banking markets, please see "Market Overview—Competition" below.

Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks.

Almost all of our operations, assets and customers are located in CEE countries that are not part of the eurozone. Our operations in these countries account for virtually all of our income and for the large majority of our liabilities and expenses. Accordingly, our balance sheet position and results of operation are exposed to the effects of fluctuations in the value of the euro against the local currencies of these countries.

Even where loans to our customers are denominated in euros, these customers typically derive their main income in local currencies, which leaves them exposed to currency risk. A significant depreciation of the relevant local currency against the euro would make it more difficult for these customers to repay their loans, and the credit risk associated with these customers and defaults rate could increase.

In addition, exchange rate movements between the euro and the local reporting currencies of our Network Units in the CEE have a significant effect on our balance sheet positions stated in euro terms. We show translation differences between the local currency denominated equity positions of our fully consolidated Network Units and the euro as effects arising from currency translation which reduce our equity.

The currencies of some of the CEE countries in which our subsidiaries operate have been highly volatile in the past and, in the case of Belarus, Romania and Russia, have recently suffered from hyperinflation, which has had a negative impact on our results of operations in these countries. The effects of exchange rate fluctuations on our financial statements and our approach to currency risk management are more fully explained under "Management's Discussion and Analysis of Financial Condition and Results of Operation—Effects of Currency Fluctuations", "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" and under "Risk Management—Market Risk" below.

A significant portion of our total net income in the past three years has come from profit in our Treasury segment, which can be volatile.

In 2004, our Treasury segment contributed € 112 million, or 32.7% of total profit before tax. We take a number of open (un-hedged) positions on interest rates, currency rates and financial instruments in the expectation that favorable market movements will result in a profit. These open positions expose us to market risk, i.e. the risk that changes in interest rates, in exchange rates or in the prices of securities could lead to losses. Actual trading and market positioning is decentralized and takes place on a local level at each Network Bank,

based on market risk limits approved and monitored for each Network Bank by RZB. For more information on our capital hedging activities and on how we manage market risk, please see "Risk Management—Currency Risk" and "Risk Management—Market Risk" below.

Because our trading income depends on numerous factors that are unpredictable and beyond our control, results from our treasury operations can be volatile and may lead to significant losses. Our trading income over the past years has been derived primarily from currency-related and interest rate-related contracts and to a lesser extent from securities trading and investment and there is no guarantee that the level of trading income achieved in fiscal year 2004 can be improved, or that it is sustainable. A significant decline in our trading income or running a trading loss could adversely affect our business, results of operations and financial condition.

The integration of acquisitions may be difficult and we may not be able to achieve anticipated synergies or other expected benefits.

Over the past several years, we have made a number of acquisitions including in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and Albania. Acquisitions require the attention of management and the diversion of other resources. Our ability to integrate and manage acquired businesses effectively and to handle any future growth will depend upon a number of factors, including our ability to:

- integrate the infrastructure of the acquired businesses, including management information systems and risk and asset-liability management systems;
- achieve synergies in a timely manner and to control costs;
- resolve outstanding legal, regulatory, contractual and labor issues arising from the acquisition;
- integrate marketing, customer service and product offerings;
- integrate different company and management cultures; and
- convert the IT and other systems and procedures of the acquired businesses to Raiffeisen standards to promote our business model and branding.

Cross-border acquisitions, especially in countries where we have not had a previous presence, can be even more challenging because of language barriers and differences in national cultures, business practices and political and legal systems.

Although we believe that the integration of our existing operations across the CEE has progressed satisfactorily, there can be no assurance that significant difficulties will not arise, or that material additional expenditures will not be necessary. If we fail to integrate acquired companies successfully on a timely and efficient basis, incur higher than expected costs in the integration process or cannot sufficiently expand or otherwise improve the profitability of the banks we may acquire, we may be unable to achieve anticipated synergies or other expected benefits. Failure to integrate our operations successfully could have a material adverse impact on our business, results of operations and financial condition and may prevent us from achieving our strategic objectives.

Future acquisitions will create additional challenges.

As part of our growth strategy in the CEE, we may decide to make additional acquisitions in the future to complement the organic growth of our Network. Whether we will be able to successfully pursue our strategy of accelerating growth through selected acquisitions will depend on, among other things, our ability to identify suitable acquisition or investment opportunities and to successfully consummate those transactions. You can find more detail on our criteria for evaluating potential acquisitions under "Business Description—Our Strategy—Accelerate Growth Through Selected Profitable Acquisitions."

Antitrust or similar laws may make it difficult for us to make additional acquisitions if regulators in countries where we and potential acquisition targets operate believe that a proposed transaction will have an adverse effect on competition in the relevant market.

Typically, when we acquire a business we acquire all of its liabilities as well as its assets. Although we try to investigate each business thoroughly prior to any acquisition and to obtain appropriate representations and warranties as to its assets and liabilities, there can be no assurance that we will be able to identify all actual or potential liabilities of a business prior to its acquisition. For example, the failure to identify and accurately determine the level of credit risk or market risk to which an acquired business is exposed prior to its acquisition may lead to unexpected losses following the acquisition which may have a significant adverse effect on our overall business, results of operation and financial condition.

We have signed a memorandum of understanding with the shareholders of the Ukrainian bank Aval Bank which gives us the exclusive right to negotiate the purchase of shares in Aval Bank until May 31, 2005. Should we acquire Aval Bank, there can be no assurance that we will be able to successfully integrate it with our existing Network Bank in the Ukraine, that we will achieve anticipated synergies or that we will be able to continue to grow our overall business in the Ukraine at the same pace as before the acquisition of Aval Bank.

We may not be able to continue to grow at the same pace as in the past.

In the past, our business has been characterized by rapid regional expansion. Our strategy has relied, and will continue to rely, on our ability to identify and enter promising new product areas, customer segments and geographic markets early on and ahead of our competition and to expand then locally. We originally pursued this strategy entirely through organic growth and, more recently, through various acquisitions. Our expansion strategy for the CEE, however, faces challenges resulting from of a variety of factors beyond our control.

Our ability to grow organically will depend in large part on the continued general growth of the banking sector in the countries in which we operate. Growth of the CEE banking sector may slow for a variety of reasons. As the economies of the CEE mature, growth in the banking sector can be expected to slow and, over the longer term, to grow in line with the growth of the overall economy. In particular, because banking markets in the CE are more established than those in the SEE and the CIS, we expect that the value of banking assets as a percentage of GDP will grow more slowly in Central Europe than in other less-mature banking markets. The Czech Republic, Hungary, Poland, Slovakia and Slovenia joined the European Union in 2004 and Bulgaria and Romania are scheduled to join the European Union in 2007 while Croatia is expected to start negotiating membership in 2005. Economic growth in the CEE region may be restrained in coming years by European Union legal, fiscal and monetary regulations, which may limit a country's ability to respond to local economic circumstances. Moreover, some CEE countries are expected to raise tax rates and levies to European Union standards to put public sector finance on a sustainable basis. We also expect that, with accession, competitive pressures will increase as banking groups already active in the CEE banking markets will seek to expand their presence. New entrants may also move into these markets. Slowing growth of the banking sector in the CEE region along with increased competition will make it difficult to grow organically at the same rate as in the past. Failure to identify and to realize suitable acquisition opportunities or to integrate any future acquisitions successfully may make it impossible for us to successfully implement our strategy of accelerating growth through selected acquisitions. This may have a significant adverse effect on our business, financial condition and results of operations.

As part of our overall growth strategy, we are particularly seeking to expand our business with SME and retail customers throughout the region. Our expansion in this market requires significant investments in our branch network, as well as new products and services geared towards SME and retail customers. Our Retail Customers segment was profitable for the first time in 2004. Because expansion of our business with retail and SME customers requires significant up front costs, we are relying on our ability to grow our Retail Customers segment considerably to achieve profitability in line with our other businesses. Failure to expand our retail banking business profitably will have a significant adverse effect on the overall growth of our business, and on our results of operations and financial condition.

We may have difficulty recruiting or retaining qualified employees.

The continued growth of our existing operations and our ability to successfully expand into new markets depends on our ability to retain existing employees and to identify and recruit additional individuals who are not only familiar with the local language, customs and market conditions, but also have the necessary qualifications and level of experience in banking. In many of the emerging markets in which our subsidiaries operate, or in which we may want to enter in the future, the pool of individuals with the required set of skills is much smaller

than in most Western European countries or the United States. Increasing competition for labor in the CEE from other international financial institutions with significant capital resources may also make it more difficult for us to pay competitive compensation and to attract and retain qualified employees, and may lead to rising labor costs in the future.

If we are unable to attract and retain new talent in key strategic markets or if competition for qualified employees increases our labor costs, it may have a material adverse effect on our business, results of operations and financial condition and may impair our ability to achieve our strategic objectives.

There are risks associated with complex information technology systems.

Large-scale institutional banking activities, such as those conducted by us, are increasingly dependent on highly-sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as software or hardware malfunctions, malicious hacking, physical damage to vital IT centers and computer virus infection. Harmonizing the IT systems in 15 individual Network Banks to create a consistent IT architecture poses significant challenges. In addition, our IT systems need regular upgrading to meet the needs of changing business and regulatory requirements and to keep pace with the rapid growth of some of our Network Banks and our possible expansion into new markets.

In the past, our IT systems have been characterized by several functional limitations and there is a continuing need to further integrate and harmonize our IT infrastructure throughout our Network. These functional limitations still affect some of our Network Banks with respect to certain aspects of their operations, including real-time centralized collection of branch and account data. Therefore, management may not have full access to all information required for decision-making processes, which may result in suboptimal decisions being taken, which in turn may have an adverse effect on our business, financial condition and results of operations.

To resolve these problems and to minimize the associated risks, we are taking steps to improve our IT infrastructure throughout our Network and we also believe that our new IT systems will, in the medium term, both decrease our operational costs and facilitate the introduction of new banking and non-banking products. You can find a detailed discussion of our IT systems and IT strategy under "Business Description—Information Technology" below.

The problems, challenges and upgrade requirements described above pose significant risks to our business, even though we have taken measures to protect ourselves against them. We may not be able to implement necessary upgrades on a timely basis and upgrades may fail to be fully functional as required. In addition to costs incurred as a result of any failure of our IT system, we could face fines from bank regulators. Consequently, any major disruption of our existing IT systems or a failure to meet the challenges described above may have a material adverse effect on our business, results of operations and financial condition.

Defaults by customers or counterparties may lead to losses which exceed our provisions and the maximum probable losses envisaged by our risk management procedures.

Like other financial institutions, business in our Network Units is exposed to the risk that third parties who owe us money, securities and other assets will not perform their obligations. This credit risk includes risks related to traditional bank loans as well as other banking and non-banking activities. If our customers or counterparties default on their obligations to us we will incur losses.

In accordance with IFRS, we account for the possibility that a customer may default by making provisions for expected losses. These provisions reflect our estimates of probable losses in our loan portfolio. If a higher than expected proportion of our customers default or if the average amount lost as a result of defaults is higher than expected, our actual losses due to customer defaults will exceed the amount of our provisions and our operating profit will be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances." As of December 31, 2004, our total provisions for impairment losses amounted to € 366 million. Except for 1998, our actual losses have never exceeded our provisions.

We also actively manage credit risk and analyze credit transactions by calculating the expected loss resulting from an event of default (based on our historical loss experience) and by determining the unexpected

loss on our loan portfolio (based on our estimate of the likely maximum deviation from the expected loss). You can find a detailed discussion of our approach to managing credit risk under "Risk Management—Credit Risk".

Our expectations about future credit losses may, however, be incorrect for a variety of reasons. An unexpected decline in general economic conditions, unanticipated political events or a lack of liquidity in the economy may all result in credit losses which exceed the amount of our provisions or the maximum probable losses envisaged by our risk management procedures. Because our operations are concentrated in the CEE, we are particularly exposed to the risk of a general economic downturn or other event which affects default rates across the CEE.

If losses due to customer and counter-party defaults significantly exceed the amounts of our provisions, this could have a significant adverse effect on our business, results of operations and financial condition.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

We cooperate closely with RZB in the area of risk management and invest substantial time and effort in our strategies and procedures for managing not only credit risk, but also other risks, such as country risk, market risk, liquidity risk, operational risk and settlement risk. These strategies and procedures may nonetheless fail under some circumstances, particularly if we are confronted with risks that we have not identified or anticipated. Some of our methods for managing risk are based upon observations of historical market behavior. Statistical techniques are applied to these observations to arrive at quantifications of our risk exposures. These statistical methods may not accurately quantify our risk exposure if circumstances arise which were not observed in our historical data. In particular, as we enter new lines of business, our historical data may be incomplete. As we gain more experience we may need to make additional provisions if default rates are higher than we had expected. You can find more information on our various risk management strategies and procedures under "Risk Management" below.

If circumstances arise that we did not identify, anticipate or correctly evaluate in developing our statistical models, our losses could be greater than the maximum losses envisaged by our procedures. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, we may experience material unanticipated losses, which could have a significant adverse effect on our business, results of operation and financial condition.

We rely on a relatively small number of large creditors and depositors for funding and liquidity.

We rely on a relatively small number of large creditors and depositors for funding and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" for more detail. This concentration of creditors and depositors increases our liquidity risk. Should one or more of our large creditors or depositors decide to reduce their exposure to us and suddenly withdraw a significant part of or all of their deposits, we may need to meet the resulting liquidity needs by short-term borrowings in the interbank market or by other means which would result in additional costs and adversely affect the liquidity situation of the relevant Network Bank. If we are unable to meet our liquidity needs without incurring significant costs, our business, results of operations and financial condition may be adversely affected. You can find a more detailed description of how we manage liquidity risk under "Risk Management—Liquidity Risk" below.

We are exposed to interest rate risks.

Like all banks, our Network Banks earn interest from loans and other assets, and pay interest to their depositors and other creditors. If interest rates change, then both the level of interest income and interest expense will change. The net effect of changes in interest rates on our net interest income will depend on the relative level of assets and liabilities that are affected by the change in interest rates. Because we have more liabilities than assets that mature or re-price over the next two years, were interest rates to rise, our net interest income would fall in the short term. Consequently, large increases in interest rates can be expected to negatively affect our net interest income over the next two years. See "Risk Management—Market Risk."

Risks Relating to Regulatory and Legal Matters

We are affected by banking regulations both in Austria and in the CEE countries where we operate.

Our operations are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where we conduct business. In each of these countries, the banking operations of our Network Banks require a banking license or at least a notification to the national regulator. Although not a bank, we are also affected by Austrian banking regulations as a consolidated subsidiary of RZB and as a financial holding company. These regulations include, among others, requirements that we maintain certain capital adequacy ratios, that we limit our exposure to certain risks and that we take steps to ensure that we are not aiding our customers in money laundering. Compliance with these and other regulations requires us to expend a significant amount of money and effort and in some circumstances may limit our ability to operate our business.

The bank regulatory regimes vary in each local jurisdiction and are subject to change. You can find a description of our regulatory environment under "Banking Regulation and Supervision." Changes in the regulatory requirements in a relevant jurisdiction may impose additional obligations on our local Network Bank. Consequently, we cannot assure you that the need to comply with banking regulations will not adversely affect our business, results of operations and financial condition.

Non-compliance with regulatory requirements may result in enforcement measures.

There is a risk that, in the case of severe and/or repeated violations of the regulatory requirements in any jurisdiction, the banking license granted to the relevant Network Bank will be revoked or limited. Bank regulators typically have a wide range of enforcement powers in the event they discover any irregularities. Among other things, if one of our Network Bank's own funds ratio or its statutory reserves do not meet the statutory minimum requirements, the relevant regulator may prohibit that Network Bank from extending further credits. Should there be a risk that a Network Bank may not be able to perform its obligations vis-à-vis its creditors, the relevant regulatory authority may further be able, for the purpose of avoiding such risk, prohibit the disposal of assets and the making of payments, order the cessation of that Network Bank's business with customers and prohibit the acceptance of payments not intended for the discharge of debts owed to the Network Bank. You can find a more detailed description of the regulatory regimes applicable to us and our Network Banks and of the enforcement powers of the relevant regulatory authorities under "Banking Regulation and Supervision."

Regulatory changes, including changes to applicable health and safety standards, labor laws, social legislation, competition rules or local taxation may adversely affect our business.

In addition to banking regulations, we are subject to, and must comply with a variety of European Union, Austrian and other national and local laws and regulations governing a number of subjects, including occupational health and safety, labor relations, welfare, competition and tax. Because these laws and regulations are constantly evolving and generally becoming more stringent, the costs of compliance with laws and regulations are likely to increase in the future, which may adversely affect our financial condition and results of operations. Changes in local tax or legal regulations may also affect our clients' ability or willingness to do business with us. Any failure to comply with applicable laws or regulations may result in fines or other sanctions by the relevant regulator and may have negative reputational consequences. If we are forced to incur significant costs to comply with new regulation, or if we incur fines and reputational damage as a result of our failure to comply with regulations, this may adversely affect our business, results of operations and financial condition.

The legal systems and procedural safeguards in many CEE countries are not yet fully developed.

The legal systems of most CEE countries have undergone dramatic changes in recent years. In many cases, the interpretation and procedural safeguards of the new legal and regulatory systems are still being developed, which may result in existing laws and regulations being applied inconsistently. Additionally, in some circumstances, it may not be possible to obtain the legal remedies provided for under these laws and regulations in a reasonably timely manner. Although institutions and a legal and regulatory system characteristic of parliamentary democracies have been developed in most countries in the region, they lack an institutional history

and there may be no generally observed procedural guidelines. As a result, shifts in government policies and regulations tend to be less predictable than in the countries of Western Europe or the United States. Moreover, existing laws may be subject to further substantial revision in countries that have joined or are expected to join the European Union in order to bring them in line with European Union standards. A lack of legal certainty or our inability to obtain effective legal remedies in a reasonably timely manner may have a material adverse effect on our business, results of operations and financial condition.

Applicable bankruptcy laws in various CEE countries may limit our ability to obtain payments on defaulted credits.

Bankruptcy laws in many CEE countries are still subject to change and can differ significantly from country to country. They also do not always offer the same types of rights, remedies and protections that creditors enjoy under the bankruptcy regimes in Western Europe or the United States. In particular, the bankruptcy law systems in the various CEE countries have, at times, made it comparatively difficult for us to receive payouts on claims related to, or to foreclose on collateral that secures extensions of credit that we have made to entities that have subsequently filed for bankruptcy protection. These problems may adversely affect our business, results of operations and financial condition.

The introduction of Basel II may adversely affect our business.

A new framework for capital adequacy rules, commonly known as Basel II, was approved by the Basel Committee on Banking Supervision in 2004 and is expected to be implemented by national regulators in the countries in which we operate in 2006 or 2007. The Basel II rules allow banks to use internal credit ratings to determine the amount of regulatory capital that must be held by a bank. In addition, the new rules introduce a capital charge for "Operational Risk." For a description of Basel II see "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union-The Standards Introduced by the Basel Committee" below.

Implementation of the internal ratings-based approach envisaged by Basel II requires the application of sophisticated risk management techniques. We will be required to expend a significant amount of time, effort and money to develop the internal systems necessary to comply with the new regulatory environment. For a description of our approach to Basel II, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Adequacy" below.

In addition, the changing regulatory environment may affect competition in the banking industry. Banks which are able to implement the changes required by Basel II more cheaply and efficiently will have a competitive advantage. Consequently, if our competitors are able to implement the changes required by Basel II more cheaply, or are able to adapt to the changing regulatory environment more successfully than we are, this may adversely affect our business, results of operations and financial condition.

Compliance with anti-money laundering rules involves significant costs and efforts and non-compliance may have severe legal and reputational consequences.

Our Network Banks are subject to rules and regulations regarding money laundering. Monitoring compliance with ever more stringent anti-money laundering rules can put a significant financial burden on our Network Banks and pose significant technical problems. We believe that our current anti-money laundering policies and procedures are sufficient to ensure compliance with applicable laws. We cannot, however, guarantee that we are in compliance with all applicable anti-money laundering rules at all times or that our Group-wide anti-money laundering standards are being consistently applied by our employees across our Network in all circumstances. Any violation of anti-money laundering rules or even the suggestion of violations may have severe legal and reputational consequences for our Network Banks and may adversely affect our business, results of operations and financial condition.

Risks Relating to Our Shareholding and Corporate Structure

Investors, in general, will not be able to affect the outcome of any shareholder vote.

Upon completion of this Offering, RZB will continue to own at least 70% of our share capital, assuming the Offering is fully subscribed and the Managers exercise their over-allotment option in full. RZB has announced that it intends to maintain its ownership interest in us at or above 51%. As a result, RZB will have the voting majority necessary to direct the election of the members of our Supervisory Board (which appoints the members of our Management Board) and to determine the outcome of other important matters submitted to the vote of our shareholders, including matters involving certain measures to alter our capital structure, amendments to our Articles of Association, changes to the composition of our Supervisory Board and the approval of the payment of dividends on our Shares. RZB will also have the power to prevent or cause a change in control, and could take other actions that might be favorable to RZB but not to us or our shareholders as a whole. According to our Articles of Association, RZB has the right to delegate directly one third of the members of the Supervisory Board without an election by shareholders, as long as RZB owns any of our Shares. RZB's majority ownership of our Shares will also generally enable it to have the ability to block the passage of shareholder resolutions it does not favor. In purchasing any Offer Shares, you should assume that you will have only limited influence over shareholder resolutions. You should also assume that, following the Offering, RZB will continue as a practical matter to have considerable influence over our business strategies. You can find more detailed information about voting requirements and the rights of minority shareholders under "Description of Share Capital and Summary of Articles of Association" below.

Potential conflicts of interest between us and RZB or other companies of the RZB Group could be resolved in a manner unfavorable to us.

As our controlling shareholder, RZB will exercise considerable influence over our business strategies, even though we expect that, in accordance with Austrian law, our Supervisory Board and Management Board will act in the interests of our company, considering the interests of all our shareholders, our employees and the public. Both we and RZB are subject to certain policies and agreements as members of the RZB Group, which essentially give us primary responsibility over activities in CEE and which give RZB and other companies in the RZB Group responsibility over activities in Austria and the rest of the world as described under "Certain Relationships with Existing Shareholders—Allocation of Responsibility for Customers" below. Conflicts of interest with RZB or with one or more of our other affiliates may, however, still arise in some circumstances, such as when a particular transaction transcends regional demarcations. RZB may also change the current geographic allocation of business with customers of the RZB Group at any time. Furthermore, we may encounter conflicts of interest when we engage in commercial transactions with one or more of our affiliates.

Several of our Supervisory Board members are also officers of RZB. Our CEO is also the vice chairman of RZB and is employed by RZB and not by us. See "Certain Relationships with Existing Shareholders—Staffing Interlocks." We believe these management interlocks are to our general advantage, but they could create or appear to create potential conflicts of interest when board members and officers are faced with decisions that could have different implications for the two companies.

Conflicts of interest with our majority shareholder RZB may arise, and be resolved in RZB's favor, both directly on the shareholder level and indirectly on the Supervisory Board or Management Board level because of our staffing interlocks with RZB. Decisions which may create conflicts of interest include issues such as (i) the nature, quality and cost of services rendered to us by RZB or by us to RZB, (ii) disagreements over the desirability of a potential acquisition opportunity, (iii) employee retention or recruiting, (iv) the timing of repayments of any indebtedness by us to RZB or (v) our dividend policy. Our policies do not allow an officer in a dual role to transact on both sides of a transaction between the RZB Group and us, and we have adopted other policies to prevent conflicts, but we cannot guarantee that conflicts will not arise in some instances. If they do, we may be adversely affected.

Counterparty limits or other risk management restrictions at the RZB Group level may from time to time limit our ability to pursue certain business, even though our own limits or restrictions would allow us to pursue such business if our Group were considered in isolation.

We may in the future decide to acquire one or more companies, businesses or assets from RZB or one of our sister companies. Although we intend that any such transactions will be on an arm's length basis, we cannot ensure that the transfer consideration received in such transactions will be considered fair by all minority shareholders.

Many of our investment and risk policies and internal limits are set by RZB.

Because we are a consolidated subsidiary of RZB both under IFRS and for purposes of the Austrian Banking Act, it is important for RZB to maintain a high degree of uniformity in the approach to basic issues between itself, us and our Network Banks. In addition, RZB must be able to monitor its own compliance with capital adequacy, own funds, asset quality, liquidity, exposure to large credits and other requirements. Consequently, our systems and policies in these areas must be in line with those of RZB. Our Management Board exercises its management discretion within the framework of strategies, goals and basic guidelines set by RZB in various areas such as risk management, accounting, operational controlling and financial reporting. You should not assume that this Offering will alter our Management Board's approach or our obligations in this regard. For a detailed discussion on how we cooperate with RZB on risk management and other areas, see "Risk Management" and "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group" below.

Several significant agreements require RZB's ownership interest in us to stay above certain thresholds.

The terms of several significant loans to Network Banks from our minority shareholders or third-party creditors require that RZB continues to own, directly or indirectly, 51% or more of the relevant Network Bank. Should RZB's ownership interest in the relevant Network Bank fall below this threshold, these loans could be accelerated, which may have a significant adverse effect on the relevant Network Banks and on our financial condition and results of operations as a whole. The purchase agreement for Banka E. Kursimeve between RZB and the Ministry of Finance of the Republic of Albania also contains a provision requiring RZB, or a directly or indirectly majority-owned subsidiary of RZB, to continue to own more than 50% of the acquired bank through April 26, 2007. The shareholders' agreements concerning some of our Network Banks among us, RZB and several Raiffeisen Landesbanken also terminate if RZB ceases to be our majority shareholder. In addition, our licensing agreement with RZB concerning the Raiffeisen International name and logo may be terminated if RZB does not own a majority of our shares. See "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Licensing and Franchise Agreements" and "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Shareholders' Agreements (*Syndikatsverträge*)" below.

Financial challenges experienced by RZB could adversely affect us.

Any future adverse developments affecting RZB may also affect us, both directly and indirectly. To fund the expansion of our operations across CEE, we have depended to a significant extent on capital contributions by our parent, RZB. RZB is also our largest creditor. As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion, including € 378 million in Tier 2 subordinated capital, and RZB also acted as a guarantor for loans by us in a total amount of approximately € 415 million. Combined, this represents approximately 7.7% of our total debt and 85.2% of our Tier 2 subordinated capital. Should RZB's financial condition deteriorate significantly, RZB may no longer be able to extend further credit to us or may no longer be available to act as a guarantor. As a result, we may not be able to obtain future loans at conditions as favorable as our existing loans.

In addition, significant losses or other financial challenges experienced by RZB or other members of the RZB Group may result in a reduction in the overall capital ratio on the RZB level. We may then be required to make up for any reduction or shortfall in regulatory capital by increasing our own capital ratios to allow RZB to meet its capital adequacy requirements in Austria. If we are forced to maintain a capital adequacy ratio above that which we would otherwise prefer, we may be unable to pay dividends and our ability to grow our risk weighted assets and thereby to expand our business at the same pace as we would like may be restricted. These restrictions may have an adverse effect on our business, results of operations and financial condition.

Negative developments at RZB may have negative effects upon market perceptions of us—especially since we operate under the Raiffeisen brand name in most jurisdictions—or of the Offer Shares. This may be the case for a variety of reasons, including concerns based simply upon our relationship with RZB and concerns that

RZB may decide to raise funds or more capital by further reducing its ownership interest in our company. Negative influences on market or rating agency perceptions of us may in some circumstances result in increases in the cost of our funding, which could put pressure on our profitability.

You should note that we have a variety of important business relationships (including large credit exposures) with other members of the RZB Group, as described in "Certain Relationships with Existing Shareholders."

We are a holding company and depend upon our subsidiaries for funds to pay dividends and support the operations of our other subsidiaries.

Our principal subsidiaries, the Network Banks, are subject to limitations on their ability to advance funds to us or other members of our Group under local banking regulations relating to large credit exposures to groups of related borrowers, including us and other Network Units. While to date we have experienced no significant limitations due to our corporate structure in our ability to use excess liquidity and resources in one country or region to support our operations in other countries or regions, there can be no assurance that in the future these rules will not present an obstacle to our ability to continue to fund our operations internally, which could result in either an increased cost of funds or in a limitation on our growth. For information concerning limitations on large credits, see "Banking Regulation and Supervision." For information on our ability to pay dividends, see "Dividend Policy."

Third-party minority shareholders at several of our subsidiaries may limit our ability to take decision with regard to the relevant subsidiary and its business activities.

Some of our subsidiaries have third-party minority shareholders. Under the laws of the respective jurisdictions of incorporation of these subsidiaries, minority shareholders have certain protective rights. These minority shareholders may therefore effectively limit our power to implement certain reorganization measures within our Group if such measures affect their minority rights. Furthermore, depending on the size of their shareholding and the articles of association of the subsidiary concerned, among other things, minority shareholders may have the right to call a shareholders' meeting and to have certain issues put on the agenda for the general shareholders' meeting. Also, a squeeze-out of minority shareholders may only be permissible within certain limitations. We have concluded a number of shareholders' agreements with regard to several Network Banks in which one or more other members of the RBG Group hold minority interests. See "Certain Relationships with Existing Shareholders—Relationship with Raiffeisen Banking Group-Shareholders' Agreements (*Syndikatsverträge*)" below.

Risks Relating to the Offering and the Offer Shares

There can be no assurance that an active trading market for our Shares will develop and continue after the Offering and the market price for the Shares may be volatile.

There is no active market for our equity securities. The Offer Shares will not be listed or registered in the United States. Although the Shares are expected to be listed on the Official Market and assigned to the Prime Market segment of the Vienna Stock Exchange, there is no guarantee that active trading in the Shares will develop and continue after the Offering. If no active trading in the Offer Shares develops or continues after the Offering, this could have a material adverse effect on the liquidity and market price of the Offer Shares. In the past, the prices of shares offered publicly for the first time have been subject to considerable price fluctuations for periods of time, which may not have corresponded to the business or financial success of the particular company. The market price for the Offer Shares could also be negatively influenced by adverse developments affecting other banks in Europe and, in particular, Central and Eastern Europe.

Our ability to pay dividends to our shareholders is uncertain.

We may pay dividends to our shareholders only if sufficient distributable profits are available. We cannot, however, offer any assurance that distributable profits will be available in any given fiscal year. Payment of future dividends depends on our earnings, our future outlook, our financial condition and other factors, including liquidity requirements, as well as tax, regulatory and other legal considerations. See "Dividend Policy."

Future sales or distributions of our shares by RZB or other existing shareholders could depress the market price of the shares.

After completion of this Offering, RZB may sell all or part of our Shares that it owns or distribute those shares to its shareholders. Sales or distributions by RZB of substantial amounts of our Shares in the public market or to its shareholders could adversely affect prevailing market prices for our Shares. RZB has advised us that its current intent is to continue to hold at least 51% of our Shares. However, RZB is not subject to any contractual obligation to maintain its share ownership, except that RZB has agreed not to sell or otherwise dispose of any Shares for a period of 180 days after the date of this Offering Memorandum without the prior written consent of the Managers. Consequently, we cannot assure you that RZB will maintain its current ownership level following this Offering. Similarly, the European Bank for Reconstruction and Development and the International Finance Corporation may also sell all or part of their remaining Shares after expiration of a lock-up period of 180 days following completion of this Offering which may also negatively affect prevailing market prices for our Shares.

Investors may not be able to enforce judgments of United States courts against us or against members of our Supervisory Board or Management Board.

Raiffeisen International is a company established under the laws of Austria with its seat in Austria. The majority of the members of our Supervisory Board and Management Board are residents of countries other than the United States. Only two of the members of our Supervisory Board are currently U.S. residents. It may, therefore, not always be possible for investors to enforce judgments (including judgments rendered on the basis of the civil liability provisions of the federal securities laws of the United States) of U.S. courts against us or against members of our Supervisory Board or Management Board. There is no agreement currently in place between the United States and Austria concerning the mutual recognition and enforcement of judgments in the fields of civil and corporate law.

THE OFFERING

This is an offering of up to 34,270,000 Shares in Raiffeisen International Bank-Holding AG. Up to 13,300,000 Shares will be new ordinary no-par value voting bearer shares issued by our company (the "New Shares"). Up to 16,500,000 Shares will be existing ordinary no-par value voting bearer shares of our company (the "Existing Shares"). The Managers have the option, exercisable within 30 days of the date of the Underwriting Agreement, to purchase from us up to 4,470,000 additional newly issued Shares to cover over-allotments (the "Additional Shares", and together with the New Shares and the Existing Shares, the "Offer Shares"). The Offer Shares represent up to 24% of the Shares expected to be issued at the time of closing.

The Offering consists of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America to qualified institutional buyers ("QIBs") in reliance on Rule 144A under the Securities Act and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering," and together with the Austrian Offering, the "Offering"). No action has been or will be taken in any jurisdiction other than Austria that would permit a public offering of the Offer Shares. Shareholders, investors, and depository banks should advise themselves of applicable laws and regulations.

The offer period for the public offering in Austria ran from April 4, 2005 through April 15, 2005. The offer period for the private placements to institutional investors both inside and outside of Austria ran from April 4 through April 21, 2005.

The Offer Price is € 32.50 per Share. On April 21, 2005, we determined the Offer Price per Offer Share in consultation with the Joint Global Bookrunners on the basis of the order book established in the course of the bookbuilding process. The Offer Price was published via electronic information services on April 21, 2005 and will be published in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) shortly.

The number of Shares allotted to any investor who has placed an order with one of the Managers will be available from that Manager upon the investor's request on April 22, 2005. Customers of selected member banks of the Raiffeisen Banking Group will receive a preferred allocation of Shares worth up to € 7,500 each. We expect that delivery of the Shares against payment will take place on or about April 27, 2005. The Shares purchased in this Offering will be represented by one or more global share certificates that will be deposited with Oesterreichische Kontrollbank Aktiengesellschaft (OeKB). We expect that the Shares will be ready for delivery in book-entry form through the facilities of OeKB on or about April 27, 2005. Investors purchasing Shares will not be entitled to receive individual share certificates.

Under the employee share purchase program, all employees of participating RZB Group companies as of April 1, 2005 were invited to purchase Offer Shares, to the extent any such offering is lawful under local regulations. Employees were entitled to purchase Offer Shares worth up to € 7,300 with a 20% discount from the Offer Price. Employees will receive a preferred allocation. The total amount of Offer Shares sold under the employee share purchase program is expected not to exceed 3.5% of the Offer Shares. Subject to the terms and conditions set forth in the Underwriting Agreement among our company, RZB, the other Selling Shareholders and the Managers, the Managers have agreed to subscribe for, or procure subscribers for, up to 34,270,000 Offer Shares being offered to investors. See "Plan of Distribution."

The up to 13,300,000 New Shares being sold in this Offering will be issued in a capital increase against cash contributions. See "Description of Share Capital and Summary of Articles of Association." The up to 16,500,000 Existing Shares are being sold by RZB and the other Selling Shareholders. In the Underwriting Agreement we have granted an option, exercisable by Merrill Lynch International on behalf of the Managers within 30 days of the date of the Underwriting Agreement (as defined in "Plan of Distribution") to purchase up to 4,470,000 Additional Shares to cover over-allotments.

On March 30, 2005, the Shares were admitted for listing on the Official Market and the Prime Market segment of the Vienna Stock Exchange and we expect trading in the Shares to commence on or about April 25, 2005. The trading symbol on the Vienna Stock Exchange will be RIBH.

The closing of the Offering is expected to occur on or about April 27, 2005 (the "Closing Date").

DIVIDEND POLICY

The Offer Shares have the same dividend rights as all other issued Shares, including full dividend rights for the entire business year 2005.

Whether dividends will be paid for any fiscal year and the particular amount and timing of annual dividends is subject to a proposal by the Management Board. This proposal is presented to the shareholders' meeting after obtaining the consent of the Supervisory Board. The shareholders' meeting may then approve, but cannot increase, the proposed dividend. Payment of dividends for the previous business year is approved by our shareholders at the annual shareholders' meeting in the subsequent business year.

According to our Articles of Association, the shareholders' meeting must take place within the first seven months of the end of the previous business year. As long as RZB holds the majority of our shares, it will have a decisive vote on the result of most shareholder resolutions, including any resolutions on dividend payments.

Dividends are payable to all our shareholders who are shareholders on the day prior to the ex-dividend date (the latter usually being the date on which a dividend becomes due and payable and must be paid equally to all shareholders). Dividends which have not been collected by our shareholders within three years are forfeited in favor of our company.

Our ability to pay dividends will depend on our earnings, our financial condition, the future outlook and other factors, such as fiscal, legal and regulatory factors, as well as liquidity considerations. The ability to pay dividends is based on the unconsolidated financial statements of RI prepared in accordance with the Austrian Commercial Code, as approved by the Management Board and the Supervisory Board, and the distributable profits contained therein. To determine the amount available for distribution, the annual net profit (*Jahresüberschuss*) must be adjusted by profits or losses carried forward from previous years and by withdrawals from or allocation to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted for the calculation of distributable profits (*ausschüttungsfähiger Bilanzgewinn*).

In general, the dividends paid out in the past have been rather moderate. The majority of profits from our subsidiaries were retained and used for business growth. Therefore, not all of the banks included in the consolidated group paid out dividends to their shareholders. We intend to maintain this policy of retaining earnings at the level of our Network Units and using them for business growth. In the past, the dividends received from our subsidiaries were almost equal to the dividends paid out to our shareholders. However, our dividend policy has been and will continue to be driven by the moderate dividend payouts which we receive from our subsidiaries.

As of December 31, 2004 we had distributable profits amounting to € 39.3 million, out of which € 38.75 million were distributed to the shareholders. On that date, the company had other unrestricted reserves amounting to € 492.1 million which could, in principle, be released to support dividend payments, subject to our dividend policy and the continued availability of the retained earnings and capital reserves. Our statutory reserves are fully paid in.

The following table gives an overview over the dividend payouts in recent years.

	Total Dividends Paid in €	Dividend Paid per Share[(1)] in €
2001	17,000,000	0.17
2002	13,000,000	0.13
2003	33,000,000	0.33
2004	38,750,000	0.31

(1) Amounts adjusted for 2-for-1 share split. We have calculated our dividends per share using 100,000,000 Shares in 2002 and 2003 and 125,000,000 Shares in 2004.

We intend to continue to pay dividends and expect that the dividend payments for 2005 will be comparable to those declared for the financial year 2004 on a per share basis, but this will depend on the financial results (consolidated and unconsolidated) and the resolutions taken in our shareholders' meeting. There can be no assurance for the future that we will have distributable profits or reserves from which we may pay dividends in any given year.

CAPITALIZATION

The following table sets forth, as of December 31, 2004, our capitalization (i) on an actual basis and (ii) as adjusted on a pro forma basis to reflect the estimated net proceeds of € 553.6 million (after deducting estimated underwriting commissions and offering expenses to be borne by us) from the sale of 17,770,000 New and Additional Shares in this Offering (assuming the Managers exercise their over-allotment option in full), based on the Offer Price of € 32.50. The information has been derived from our Consolidated Financial Statements, which have been prepared in accordance with IFRS. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements appearing elsewhere in this Offering Memorandum.

	As of December 31, 2004	
	Actual (audited)	As adjusted for this Offering (unaudited)
	in € millions, except %	
Capitalization		
Liabilities evidenced by paper	662	662
Subordinated capital	444	444
Minority interests	337	337
Shareholder's equity		
Subscribed capital(1)	382	436
Capital Reserves	935	1,435
Retained earnings(2)	523	523
Total shareholder's equity	1,840	2,394
Total capitalization	3,283	3,837
Regulatory Banking Capital and Capital Adequacy Ratios(3)		
Own funds:		
Tier 1 capital (core capital)	1,977	2,531
Additional own funds (Tier 2)	403	403
Total eligible own funds (Tier 1 + Tier 2)	2,329	2,934
Tier 3 capital	31	31
Total own funds (Tier 1 + Tier 2 + Tier 3)	2,360	2,965
Risk weighted assets (banking book)	16,690	16,801
Own Funds requirements for Market risk positions	236	236
Core capital ratio (banking book) (in %)	11.8	15.1
Core capital ratio (including market risk) (in %)	10.1	12.8
Own funds ratio (Tier 1 + Tier 2 + Tier 3) (in %)	12.0	15.0

(1) Our subscribed capital includes approximately € 2 million relating to certain participation rights (*Genussrechte*), which will be terminated in 2005.

(2) Retained earnings include dividends of € 38,750,000 declared for the financial year 2004. See "Dividend Policy."

(3) Figures are prepared in accordance with the Austrian Banking Act.

EXCHANGE RATES

A significant portion of our revenues and expenses is denominated in currencies other than the euro, including the U.S. dollar. For a discussion of the impact of exchange rate fluctuations on our financial condition and results of operations, see "Management's Discussion and Analysis of Financial Condition and Results of Operation." Except as otherwise stated, amounts appearing in this Offering Memorandum that were converted into euro from other currencies were converted in accordance with the principles described in our Consolidated Financial Statements.

The following table shows, for the periods indicated, the average, high, low and period-end euro reference exchange rates of the European Central Bank ("ECB") in U.S. dollars. No representation is made that U.S. dollars could have been, or could be, converted into euro at these rates.

Period	Average	High	Low	Period-End
2002	0.9456	1.0487	0.8578	1.0487
2003	1.1312	1.2630	1.0377	1.2630
2004	1.2439	1.3633	1.1802	1.3621
January 2005	1.3119	1.3507	1.2936	1.3035
February 2005	1.3014	1.3260	1.2762	1.3257
March 2005	1.3201	1.3416	1.2926	1.2964
April 2005 (through April 21)	1.2926	1.3058	1.2810	1.3058

USE OF PROCEEDS

The net proceeds of this Offering to us are expected to amount to € 412.1 million. We will not receive any proceeds from the sale of the Existing Shares by RZB and the other Selling Shareholders. The commission we will pay to the Managers amounts to approximately € 10.8 million. Other costs and expenses to be borne by us in connection with the Offering are expected to approximate € 9.3 million, including the Austrian company tax (*Gesellschaftsteuer*) of 1% of the proceeds from the sale of the New Shares and other offering expenses that will reduce net proceeds.

If the over-allotment option granted to the Managers is fully exercised, the net proceeds would increase to approximately € 553.6 million, and the expected aggregate underwriting commission (already deducted in the aforementioned figure) would increase by approximately € 2.3 million to € 13.1 million.

We intend to use the net proceeds from this Offering to support further dynamic asset growth in the CEE and, in addition, for general corporate purposes. We expect asset growth to result most likely from a combination of expansion of existing activities, selective acquisitions and the establishment of new operations.

We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Aval Bank in the Ukraine through May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of the net proceeds to us from this Offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial data of our Group are derived from our Consolidated Financial Statements as at and for the 12 months ended December 31, 2002, 2003 and 2004. This selected financial data should be read in conjunction with such financial statements as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our Consolidated Financial Statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). See "Summary of Principal Differences between IFRS and U.S. GAAP."

Balance Sheet

	As of December 31,		
	2002	**2003**	**2004**
		in € millions	
Assets			
Cash reserves	934	1,749	1,895
Loans and advances to banks	2,719	3,521	4,779
Loans and advances to customers	8,240	11,707	16,242
Impairment losses for loans and advances	(188)	(272)	(366)
Trading assets	1,484	1,480	2,447
Other current financial assets	447	624	612
Financial investments	226	465	2,367
Intangible fixed assets	105	108	177
Tangible fixed assets	274	333	441
Other assets	141	348	312
Total assets	**14,381**	**20,063**	**28,907**
Liabilities and Shareholders' Equity			
Deposits from banks	2,909	5,320	6,620
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Provisions for liabilities and charges	54	67	112
Trading liabilities	121	115	410
Other liabilities	187	357	313
Subordinated capital	194	311	444
Minority interests	227	276	337
Shareholders' equity	815	924	1,629
Consolidated profit	103	179	211
Total liabilities and shareholders' equity	**14,381**	**20,063**	**28,907**

Income Statement

	Year Ended December 31,		
	2002	2003	2004
	in € millions, except % and per share amounts		
Interest income	861	1,115	1,629
Interest expense	(467)	(551)	(823)
Net interest income	394	564	806
Provisioning for impairment losses	(50)	(88)	(138)
Net interest income after provisioning	344	476	668
Commission income	207	301	396
Commission expense	(73)	(88)	(98)
Net commission income	134	213	298
Trading profit/(loss)	200	242	221
Net income from investments	10	3	8
General administrative expenses	(510)	(659)	(823)
Other operating profit/(loss)	(3)	1	(30)
Profit before tax	175	277	342
Income tax	(39)	(49)	(71)
Profit after tax	136	227	271
Minority interests in profit	(33)	(49)	(60)
Consolidated profit	104	179	211
Selected Additional Data			
Earnings per share (in €)(1)	1.04	1.79	1.95
Return on equity before taxes (in %)	19.9	24.1	22.3
Return on equity after taxes (in %)	15.4	19.8	17.7
Return on assets before taxes (in %)	1.36	1.61	1.41
Cost/income ratio (in %)	70.3	64.7	63.4
Risk/Earnings Ratio(2) (in %)	12.6	15.5	17.1
Provisioning for impairment losses/average risk-weighted assets (banking book) (in %)	0.69	0.86	0.98

(1) Amounts adjusted for 2-for-1 share split. We have calculated our earnings per share using the weighted average number of Shares outstanding in each year: 100,000,000 Shares in 2002 and 2003 and 108,169,399 Shares in 2004.

(2) Provisioning for impairment losses/net interest income

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections "Risk Factors", "Market Overview" and "Business Description" as well as in conjunction with our consolidated financial statements as of and for each of the years ended December 31, 2002, 2003 and 2004 which are included elsewhere in this Offering Memorandum. Our consolidated financial statements have been prepared in accordance with IFRS, which differs from Austrian GAAP or U.S. GAAP in certain significant respects. For a discussion of certain significant differences between IFRS and U.S. GAAP relevant to our consolidated financial statements, see "Summary of Principal Differences between IFRS and U.S. GAAP" below.

Our financial statements as of and for the years ended December 31, 2003 and 2004 have been audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft ("KPMG Austria GmbH") and for the year ended December 31, 2002 by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (together with KPMG Austria GmbH, "KPMG").

Overview

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of universal commercial banks and leasing companies across the region. We are part of the Austrian Raiffeisen Banking Group, own Network Banks in 15 CEE countries including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to a broad range of corporations, small and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit cards, mortgages and leasing.

We are currently, and after completion of the Offering will remain, a majority-owned subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders" below.

We divide our business into the following four business segments:

- Corporate Customers
- Retail Customers
- Treasury
- Participations & Other

Our Corporate Customers segment represents the core of our business and contributed € 230 million or 67.1% to our consolidated profit before tax in 2004 with a return on equity before tax of 29.4%. Our Retail Customers segment recorded a first-time profit before tax of € 43 million in 2004 with a return on equity before tax of 11.4%. We are in the process of aggressively expanding our Retail Customers segment and expect it to be a key driver of our results of operations in the future. Our Treasury segment contributed € 112 million or 32.7% to our consolidated profit before tax in 2004 with a return on equity before tax of 33.2%. For more information on our business segments see "—Segment Reporting—Business segments" below.

In addition to our business segments, we also report according to the following three geographic segments:

- Central Europe ("CE")
- South-Eastern Europe ("SEE")
- Commonwealth of Independent States ("CIS")

Central Europe represents our most mature and developed geographic segment. We generally first launch new products and services, such as asset management, in Central Europe. Expertise developed here is then

transferred to other regions. Our CE segment contributed € 163 million or 47.6% to our consolidated profit before tax in 2004 with a return on equity before tax of 19.1%. South-Eastern Europe is the recipient of high levels of foreign direct investment and because the banking market there is less developed than that in Central Europe, growth of banking assets and profitability has been higher. Our SEE segment contributed € 101 million or 29.5% to our consolidated profit before tax in 2004 with a return on equity before tax of 21.7%. CIS is the most under-banked region in the CEE and we believe that it has the highest potential for future growth. We have grown our assets in the region by an average of 53.8% per year since 2000 and aim to continue to rapidly expand our assets in the region. Our CIS segment already contributed € 79 million or 23.0% to our consolidated profit before tax in 2004 with a return on equity before tax of 36.0%. The possible acquisition of Aval Bank in Ukraine by us in mid 2005 would lead to a significant further increase in the relative weight of our CIS segment. You can find more detail on the possible acquisition of Aval Bank under "—Recent Developments and Outlook" below. For a list of the individual countries included in each of our geographic segments see "—Segment Reporting—Geographic segments" below.

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271 million and a return on equity before tax of 22.3%.

Key Drivers

We believe that the following factors were, and will continue to be, the principal drivers for the development of our business, our results of operations and our financial condition.

Economic and Business Environment

Our operations and earnings are affected by the social, political and economic developments and conditions in our host countries in the CEE and our success largely depends on a variety of factors over which we have no control, such as general economic developments, inflation, levels of banking penetration, unemployment levels, levels of personal wealth, market liquidity, fiscal and monetary policy, interest and currency rates and volatility, governmental transparency, educational levels, levels of corruption, the independence of the judiciary system, supervisory oversight regulation and global energy prices. See also "Risk Factors—We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe."

The CEE is a large and highly dynamic region that offers substantial prospects for growth and future prosperity. With an aggregate population of approximately 332 million (Source: Eurostat. Data as of January 1, 2004), the CEE market is larger than the United States and almost as large as the combined markets in the 15 countries in Western Europe that were EU members prior to the expansion of the EU in May 2004 (the "EU-15"). At the same time, average GDP growth in the CEE region is approximately twice as high as in the EU-15. A relatively well developed infrastructure in most CEE countries compared to other emerging markets, high education levels, the potential for a transfer of know-how and increasing political stability due to the proximity to Western Europe and continuing EU enlargement are all factors that will help CEE countries to overcome decades of imposed isolation and stagnation as a result of communism, suggesting a significant potential for lasting overall growth in the region and for the gradual convergence of the CEE banking markets with those of Western Europe.

Central Europe. All of the countries in this geographic reporting segment have recently become members of the European Union and, as such, are subject to an extensive set of strict political, legal and economic minimum standards. In recent years, the countries in this region have enjoyed growth rates that are generally above those in most Western European countries, partly because of lower costs of labor. They have greatly benefited from an influx of foreign direct investment during the period leading up to EU accession and they continue to benefit both economically and fiscally from EU membership. Among our three geographic reporting segments, this region offers us the most stable political and economic environment and the lowest inflation rates. Growth rates in the CE region generally tend to be lower than in the countries included in our SEE or CIS segments, but we also expect them to be less volatile than in the SEE and the CIS regions and still considerably higher than in the EU-15. In 2003 and 2004, the inflation-adjusted weighted average GDP growth rates ("real GDP growth rates") in the CE region were approximately 3.6% and 4.7%, respectively, after weighted average inflation during these two years of approximately 2.3% and 4.3%, respectively (Source: Vienna Institute for International Economic Studies ("WIIW")). As all of these new EU member countries have stated an intention to join the European Monetary Union, further improvements in their fiscal positions and monetary policies are generally expected.

South-Eastern Europe. Our SEE reporting segment represents a dynamic region that is benefiting significantly from the prospect of EU membership for at least three countries (Bulgaria, Croatia and Romania) as early as 2007. Most of the other countries in this region are also pursuing EU membership and have signed formal preliminary agreements with the EU. Early accession requirements imposed by the EU have already produced positive results in areas such as fiscal policy, the development of independent judiciaries, improvements in legislation and regulatory oversight and greater transparency in government. In 2003 and 2004, real GDP growth rates in the SEE region were approximately 4.1% and 6.1%, respectively, after inflation during these two years of approximately 8.4% and 7.3%, respectively (Source: WIIW). Some political instability remains in this region which may negatively impact our results. Foreign peacekeepers remain in Kosovo and Bosnia and a comprehensive agreement with Serbia concerning the province of Kosovo is still pending.

Commonwealth of Independent States. The four former Soviet Republics in which we are present developed very differently, both economically and politically. Russia and Kazakhstan are exporters of oil and gas. Russia remains the dominant country in the region and will continue to exercise a strong influence over the economies of the other CIS countries. With € 180 billion in total banking assets by the end of 2004, Russia is also by far the largest banking market in the region (Source: Central Bank of Russia). With the opposition victory in the December 2004 presidential elections, Ukraine has entered a new phase in its transformation process and the new government has stated its intention to pursue stronger ties with the EU. In Belarus, the state is still playing a large role in all aspects of society. Each of the countries in the CIS region has reported real growth rates above the CEE regional average. In 2003 and 2004, real GDP growth rates in the CIS region were approximately 7.6% and 7.8%, respectively (Source: WIIW, World Markets Research Centre). Weighted average inflation in Belarus, Kazakhstan, Russia and Ukraine was approximately 12.9% in 2003 and 10.8% in 2004 (Source: WIIW, World Markets Research Centre). Although Belarus still qualified as a hyperinflationary country for accounting purposes, the level of inflation in Belarus has dropped dramatically from 43.0% in 2002 to 18.1% in 2004 (Source: WIIW). At the same time, the level of banking penetration in the CIS region is still very low compared to Western Europe.

Changes in the Banking Industry and Our Competitive Environment

For the most part, we operate in increasingly competitive markets. See "Market Overview—Competition" below and "Risk Factors—We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors" above. Our various subsidiaries already compete with a number of large international financial institutions and smaller local competitors including other commercial banks, savings banks, building societies, investment banks, investment advisors and mutual funds. We expect that EU accession will increase competitive pressures even further in many of our markets and will result in a gradual convergence between the banking markets in the CEE region and those of Western Europe. In addition, the trend towards consolidation in the global financial services industry is creating competitors with extensive ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. As the CEE banking markets mature, we expect lending margins to fall. Our competitive strength will depend on the ability of our businesses to adapt quickly to significant market and industry trends. If we fail to compete effectively with either larger local competitors or large multinational financial institutions, this may adversely affect our business, results of operations and financial condition.

Growing Importance of Retail Banking

Over the coming years, we expect retail banking to be one of the key drivers of our business and of growth in the banking industry in the CEE in general. Predicted rises in spending power are likely not only to boost consumer spending, but also to increase the general demand among private individuals for financial services. However, broad customer segments have yet to be convinced of the usefulness of a wide range of banking products and services. We believe that targeting these new customer segments will offer the potential for higher profit in the future. In 2004, our Retail Customers segment reported a first-time profit before tax of € 43 million or 12.4% of total profit before tax. As of December 31, 2004, we had 4.9 million retail customers across the CEE. In 2004, our Retail Customers segment also contributed € 407 million or 50.5% of our total net interest income and € 180 million or 60.3% of our net commission income.

At the beginning of our expansion in the CEE, we focused on doing business with a limited number of large corporate customers in each market; however, we have expanded our business to smaller corporate customers. In

2004, our Corporate Customers segment still accounted for approximately 66% of our total profit before tax. We have, however, long anticipated facing increased competition from international financial institutions, in particular for corporate customers, which is likely to result in a further decline in interest margins and reduced growth in this segment. In contrast to retail banking, business with large corporate customers does not necessarily require a significant local presence. This makes it much easier for international financial institutions with no established history in the CEE to enter this segment.

Although we are still expecting further growth in our Corporate Customers segment, especially with small or medium-sized corporate customers, we are trying to reduce our strong reliance on profit from corporate banking by expanding the scope of our businesses in the future with the goal of achieving a more even distribution of revenues between our Corporate Customers and Retail Customers segments. To achieve this goal, we are increasing our efforts in retail banking by both introducing new distribution channels and continuing to invest in our network of outlets. In 1999, we launched a Group-wide retail initiative to further diversify our customer portfolio. We are not only considering retail in the context of deposits, but are also interested in retail customers on the asset side. We expect that the general developments in the retail segment and our ability to successfully expand our retail operations will have a significant impact on the future success of our business, on our results of operations and on our financial condition overall.

Ongoing Privatizations May Significantly Affect Individual SEE and CIS Markets

In recent years, many CEE banking sectors have undergone dramatic changes and have been characterized by sector-wide restructurings and privatization campaigns. Especially in the eight new EU member countries, this process has resulted in the dominance of privately-owned and mostly foreign-controlled banks. See "Market Overview—The Development of the CEE Banking Market." In many other CEE countries, sectoral reforms are, however, much less advanced. In particular, in some SEE countries and in the CIS countries, state-owned banks and domestic privately-owned banks still play an important role. We believe that further reforms in these countries are inevitable. In Romania and Serbia, for example, certain state-owned banks are already scheduled for eventual privatization. The privatization of these and other state-owned banks has the potential to significantly alter the competitive landscape and the general dynamics of the banking sectors in the relevant countries. They offer both us and our competitors unique opportunities to either significantly increase existing market shares in the relevant countries or to purchase stakes, and thereby possibly gain a head start, in promising new markets. Past privatizations have had a significant positive effect on our business and on many of the CEE markets in which we operate in general and we expect privatizations to remain a key driver of competition, consolidation and general developments in a number of individual CEE markets, particularly in the SEE and the CIS, where state-owned banks are still playing a significant role. See "Market Overview—Current Status of Bank Restructuring and Privatization" below.

Acquisitions, Restructurings and Disposals

In the past, our business was characterized by rapid regional expansion. We originally pursued this strategy purely by way of organic growth, but more recently also through a number of acquisitions. The further expansion of our operations in the CEE may require us to consider additional acquisitions, which may significantly affect our financial condition and results of operations in the future.

Recent Acquisitions and Restructurings

In April 2002, we acquired Krekova banka d.d. in Maribor (Slovenia) in a public takeover bid. With total assets of approximately € 350 million and 15 outlets at the time of acquisition, Krekova banka d.d. was the ninth largest bank in Slovenia. By the end of 2002, our share in Krekova banka d.d. had reached 97%.

In late December 2002, we acquired a 76% ownership interest in American Bank of Kosovo J.S.C. (subsequently renamed Raiffeisen Bank Kosovo J.S.C.) from the U.S. Agency for International Development ("U.S. AID"). Headquartered in Pristina with 16 outlets across the Serbian province of Kosovo and total assets of € 46 million at that time of acquisition, Raiffeisen Bank Kosovo J.S.C. was the second largest bank in Kosovo. In July 2003, we acquired the remaining shares from U.S. AID and we now own 100% of this Network Bank.

In 2003, we consolidated our leasing businesses and Priorbank JSC for the first time, following a transfer of these businesses from RZB to us.

In January 2003, RZB made a capital contribution in kind to us in the form of 50% of Priorbank JSC, Minsk. Priorbank JSC was integrated as of January 1, 2003. We acquired additional interests in Priorbank JSC during the same reporting period and now own approximately 61.4% of its share capital.

In 2003, RZB also contributed a share of 75% in Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna ("RLI") to us. RLI serves as the management holding company for our local leasing companies in the CEE region and, in most cases, owns 50% of the shares of the leasing companies. Our local Network Banks already owned the remaining 50% of the shares of the leasing companies in their respective countries. With the transfer of the shares of RLI to us, we therefore acquired a majority of the shares of each leasing company. As a result, we fully consolidated these businesses for the first time as of January 1, 2003. Out of the ten leasing companies, eight had been accounted for at-equity in our consolidated financial statements during the previous period. The purchase price for RLI was € 10 million.

The first-time consolidation of Priorbank JSC and RLI contributed € 25 million or 13.7% to our consolidated profit in 2003, which represents 32.9% of the overall increase of 72.6% in consolidated profit in 2003.

In 2004 RZB acquired Banka e Kursimeve sh.a., Tirana, from the Albanian government. RZB subsequently sold its interest to us at cost and we fully consolidated Banka e Kursimeve sh.a. in our accounts as of April 1, 2004. The bank was renamed Raiffeisen Bank sh.a. in October 2004. It is Albania's largest bank and contributed € 12.5 million (9-month result) or 6% to our consolidated profit in 2004 (excluding goodwill amortization), which represents 38.9% of the overall increase of 18.0% in consolidated profit in 2004.

In December 2004, we became a beneficial holder of convertible preferred shares of JSC Bank TuranAlem, Almaty (Kazakhstan) which would account for an equivalent of 12.8% of the total equity of JSC Bank TuranAlem following conversion. For more detail on our interest in JSC Bank TuranAlem see "Business Description—Equity Participations" below. The total price paid for our interest in JSC Bank TuranAlem of € 29 million was based on prevailing market prices for the shares. Even if we are not able to further increase our interest in and the level of cooperation with JSC Bank TuranAlem, we consider our purchase at least as a promising financial investment based on past dividend payments and a return on equity before tax of approximately 22% in 2004.

Future Acquisitions and Disposals

We have signed a memorandum of understanding with the shareholders of the Ukrainian bank Aval Bank which gives us the exclusive right to negotiate the purchase of shares in Aval Bank until May 31, 2005. Although no final price has yet been agreed and there can be no assurance that an acquisition will take place, the purchase price for such an acquisition could be equivalent to a significant portion of our net proceeds from this Offering. More detail on the possible acquisition of Aval Bank can be found under "—Recent Developments and Outlook" below.

In addition, we are carefully monitoring the continuing consolidation of the CEE banking sector as well as ongoing privatization efforts in various countries and we will always carefully consider potential acquisitions where they would offer us opportunities to further expand our business, both in our current markets and in new countries that we may identify as promising strategic targets for any future geographic expansion. We currently believe that future acquisitions, if any, are most likely to occur in the SEE or in the CIS countries. When evaluating potential acquisition targets, we analyze them in the context of our overall strategic objectives both in the region as well as in the relevant country. Our strategic objectives for each country include certain market share targets, customer segment and business activity objectives and financial returns. See also "Business Description—Our Strategy" and the descriptions of our different targets and objectives for each of our geographic segments under "Business Description—Our Network."

We have sold 25% plus 1 share of our Slovenian Network Bank to RBSI Holding GmbH, which is indirectly 80% owned by Raiffeisenlandesbank Steiermark, reg.Gen.m.b.H. and 20% owned by Raiffeisenlandesbank Burgenland und Revisionsverband, reg.Gen.m.b.H.. Regulatory approval for this sale is still pending.

Effects of Currency Fluctuations

Virtually all of our operations, assets and customers are located in Central and Eastern European countries that are not part of the eurozone and we generate or incur a significant amount of our income and expenses in the local currencies of these countries. As a result, our business is affected by fluctuations of the exchange rates of these local currencies and also of the U.S. dollar which is an important currency in some of the countries where we operate. See also "Risk Factors—Our transactions in currencies other than the euro and our operations outside the eurozone give rise to foreign currency risks."

Because we prepare our financial statements in euros, fluctuations in foreign exchange rates may have an effect both on our results of operations and on the value of our assets, liabilities, revenue and costs, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. For purposes of our consolidated balance sheets, we translate non-euro denominated equity items into euros at weighted historical exchange rates and all other non-euro denominated assets and liabilities into euros at the exchange rates prevailing in the market as of the relevant balance sheet date. For purposes of our consolidated profit and loss statements, we translate non-euro income and expense items into euros at average exchange rates prevailing during the relevant period, calculated on the basis of end-of-month rates. Consequently, even if the amounts or values of these items remain unchanged in the respective currency, changes in exchange rates have an impact on the amounts or values of such items both in our consolidated income statements and consolidated balance sheets.

A combination of surging foreign direct investment, improved macroeconomic policies and a stated desire by many countries in the region to join the European Monetary Union have caused many of the local currencies in the CEE region to gain in value against the euro. In 2004, this development had a significant positive effect on our capital account and, to a much lesser extent, on our earnings. We cannot, however, predict future exchange rate developments.

In order to minimize the effects of exchange rate fluctuations of the local currencies in the CEE and of the U.S. dollar, we are actively monitoring these developments and partially hedge our exposure to these fluctuations by entering into certain currency hedging arrangements. Any decisions to enter into such arrangements are made by our management board. The purpose of these hedges is to reduce the currency effects on the capital invested in the various CEE countries in which we operate. The results of hedging transactions that are entered into by individual Network Banks are recognized as trading profit/(loss). The results of hedging transactions that are entered into centrally (i.e. directly by RI, on the holding level) are booked directly into equity according to IAS 39. See "—Liquidity and Capital Resources—Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity" and "Risk Management—Currency Risk" below for more detail on the effects of currency translations on our retained earnings and on how we manage currency risk. You can also find a more detailed description of how we address currency risks associated with our trading and non-trading activities under "Risk Management—Market Risk." The following exchange rates were applied for the purposes of foreign currency translation:

	2002		2003		2004	
Rates in units per €	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**	**Balance Sheet Date**	**Average**
Hungarian forint (HUF)	236.290	242.882	262.500	253.475	245.970	251.539
Czech crown (CZK)	31.577	30.835	32.410	31.868	30.464	31.945
Slovakian crown (SKK)	41.503	42.516	41.170	41.446	38.745	40.110
Russian rouble (RUB)	33.400	29.433	36.900	34.738	37.750	35.846
Polish zloty (PLN)	4.020	3.834	4.702	4.416	4.085	4.531
Bulgarian leva (BGN)	1.955	1.950	1.956	1.950	1.956	1.956
Ukrainian hryvna (UAH)	5.533	5.006	6.662	6.014	7.217	6.620
Romanian lei (ROL)	35,135.000	31,075.671	41,158.000	37,640.462	39,390.000	40,496.769
Croatian kuna (HRK)	7.470	7.414	7.640	7.571	7.675	7.506
Bosnian marka (BAM)	1.956	1.956	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	230.158	225.922	236.700	233.767	239.760	239.018
Serbian-Mont. dinar (CSD)	61.585	60.648	68.486	65.002	78.885	72.657
Belarus rouble (BYR)	1,988.830	—	2,695.220	2,307.224	2,955.650	2,689.559
Albanian lek (ALL)	—	—	134.320	—	126.350	127.958

Significant Accounting Policies

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Our management selects and applies certain accounting policies that management believes are important for the understanding of our financial condition and results of operations. As a result of the uncertainties inherent in our business activities, we need to make certain estimates and assumptions that require management to make difficult, subjective and complex judgments.

The following paragraphs describe those accounting policies that we believe are important for the understanding of our consolidated financial statements, including policies requiring subjective or complex judgments. A more detailed description of these accounting policies can be found in the notes to our consolidated financial statements.

Financial Instruments (IAS 39)

IAS 39—applied first as of January 1, 2001—establishes principles of recognizing, measuring and disclosing information about financial instruments. It requires that all financial assets and liabilities, including all derivative instruments, are shown on the balance sheet. Instruments should initially be measured at cost, which is the fair value of the consideration given or received for the instrument.

Under IAS 39, we have to account for financial instruments that we hold for trading, as well as for derivatives at their fair values.

We are required to include in the income statement any change in the fair value of a financial asset or liability held for trading. We have opted to also recognize gains or losses arising from a change in the fair value of current financial assets in the income statement.

Loans and advances originated by us are stated at amortized cost. In the case of an objective substantive indication of an impairment of a loan or advance, we allocate a loan loss provision that is shown as a deduction from the assets in the balance sheet with a corresponding expense in the income statement for the relevant period.

Financial investments with fixed or determinable payments and fixed maturities that we intend to hold to maturity are stated at amortized cost. These "held-to-maturity investments" are subject to review for IAS 36 impairment of assets. Any impairment directly reduces the carrying value with a corresponding expense in the income statement.

Financial liabilities are measured at amortized cost. Among our liabilities, only those held for trading and negative market values of derivative instruments are measured at fair value.

IAS 39 also contains regulations for fair value hedge accounting. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability. Fair value hedge accounting recognizes symmetrically the offsetting effects on net profit or loss of changes in fair value of the hedging instrument and the related item.

Imperfect hedges within the meaning of IAS 39 do not satisfy the requirements for hedge accounting. They were measured as follows: For these derivative instruments, positive "dirty prices" (i.e. prices that include the interest payable on the relevant instrument) were recognized under "Other current financial assets" and negative dirty prices were recorded under "Other liabilities." The effect of re-measuring those derivative instruments on a "clean-price" basis (i.e. without interest) was shown under "Other operating profit/(loss)" ("Valuation result from hedging instruments and hedged items") and any interest was recorded under "Net interest income."

The International Accounting Standards Board ("IASB") has already adopted certain modification to IAS 39 which will become effective on January 1, 2005. We do not, however, expect any of these modifications to have a significant impact on our consolidated financial statements.

Provisions for Impairment Losses on Loans and Advances

Under IAS 39, loans and advances are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the loans and advances that can be reliably estimated. It may not be possible to identify a single, discrete event that caused the impairment but the combined effect of several events may have caused the impairment. Losses expected as a result of future events, no matter how likely, are not recognized.

Allowances are made for credit risks by allocating specific and generalized individual loan-loss provisions. Instead of being charged against the corresponding receivables, they are disclosed separately on the balance sheet.

Provisions are allocated at the amount of the expected loss applying homogeneous Group-wide standards for the borrower risks arising from loans and advances to banks and customers. A risk of loss was deemed to exist if (taking collateral into account) the discounted probable future repayment and interest payment was less than the claim's carrying value.

The transfer risk (sovereign risk) associated with loans to foreign borrowers was measured employing an internal rating system that takes into account the economic, political and regional situation of the sovereign concerned.

The IASB has already adopted certain modifications to loan loss provisioning under IAS 39 which will become effective on January 1, 2005. As a result of these changes, we will start allocating general loan loss provisions for group(s) of financial assets under certain conditions. We do, however, not expect this change in procedures to have a significant impact on our consolidated financial statements.

Impairment of Assets

In accordance with IFRS, the value of certain assets, such as goodwill and some other types of investments, is subject to scheduled amortization or depreciation over the assumed useful life of the relevant asset. We regularly check the useful lives of these investments. We record write-downs, or unscheduled impairments, whenever our management determines that one of these assets has experienced a permanent decline in value or that the cost of the asset may not be recoverable.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or production less scheduled depreciation. Depreciation is carried out on a straight-line basis and assumption is based the following useful lives:

Asset Class	Depreciation Period in Years
Buildings	25 - 50
Office furniture and equipment	5 - 10
IT hardware	3 - 5

In the case of substantial impairment, exceptional write-downs were carried out. In the event that the reason for the write-down no longer exists, a write-back will take place up to the amount of the asset's cost less scheduled depreciation.

Intangible Fixed Assets

Intangible fixed assets were capitalized at cost less scheduled amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measured. Goodwill is shown under intangible fixed assets and amortized in accordance with expected useful lives.

Scheduled amortization is carried out on a straight-line basis and assumes on the following useful lives:

Asset Class	Amortization Period in Years
Software	4 - 6
Individual software (core systems)	6 - 10
Goodwill	10

In the past, we generally amortized goodwill over an assumed useful life of 10 years. With the adoption of IFRS 3 "Business Combinations", scheduled amortization of goodwill is no longer permitted. Instead, we will test goodwill for impairment annually or more frequently if events or changes in circumstances indicate an impairment. IFRS 3 started to apply to us with effect from January 1, 2005 with respect to any goodwill from acquisitions. In 2004, we have recorded an unscheduled impairment of goodwill under IAS 36 in the amount of € 9 million in connection with Raiffeisen Krekova banka d.d., Maribor due to lower than expected profitability. Although we do not currently have any indication of any significant additional impairments of goodwill, the application of IFRS 3 from 2005 on may lead to extraordinary impairment charges in the future. On the other hand, scheduled amortization of goodwill as described above has reduced our earnings in past periods (by around € 10 million in 2004). As scheduled amortization of goodwill will no longer be permitted, this regular reduction will disappear, which will have a positive effect on our reported earnings.

Inventory

Inventory was recognized at cost subject to the principle of recognition at the lower of cost and market value. Write-downs were carried out insofar as the acquisition cost on the balance sheet date was above the stock exchange or market value or if limited usability or longer periods of storage had impaired the value of items of inventory.

Deferred Tax Assets and Liabilities

Income tax was recognized and calculated in accordance with IAS 12, applying the liability method. Deferred tax assets and liabilities reflect the differences between the values of assets and liabilities we show in our consolidated financial statements and the corresponding values we show under tax regulations as of a certain balance sheet date. Future tax effects are likely to arise from such differences (so-called temporary differences).

Deferred taxes were computed on the basis of all temporary differences between the amounts stated in the consolidated balance sheet and the tax base that will reverse in subsequent periods, considering local tax scales. Tax loss carry forwards were capitalized as deductible temporary differences insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deductible temporary differences were offset against taxable temporary differences on a subsidiary-by-subsidiary basis.

Fair Value Estimates

If financial instruments are traded in an active or liquid market, the fair value is the quotation of the financial instrument on the active market. If such an active market does not exist, internal estimation techniques are used to determine the fair value with sufficient reliability.

Primary financial instruments and OTC derivatives were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were Black-Scholes 1972, Black 1976 and Garman-Kohlhagen. In these cases, the determination of fair value requires us to make estimates and certain assumptions.

Consolidation

Under IAS 27, our management makes judgments about the degree of control or influence that we have over an enterprise in applying consolidation principles. For this purpose, control is the power to govern the financial and operating principles of an enterprise so as to obtain benefits from its activities.

Our fully consolidated members were all significant subsidiaries in which we exercised a controlling influence on their business and financial policies.

Material interests in companies where we exercise a significant influence on their business and financial policies were accounted for using the equity method. The national financial statements for companies that do not prepare their accounts according to IFRS were not converted to this standard due to immateriality.

We apply the purchase method of accounting for capital consolidation. Carrying amounts are offset against our share in the restated equity of the subsidiary at the time of acquisition. The part of the purchase price exceeding the equity is shown as goodwill. This goodwill is shown under intangible fixed assets and depreciated over a period of 10 years. Differences remaining on the assets side of the balance sheet that had come into existence prior to January 1, 1995 were cleared against retained earnings in conformity with IAS 22. Negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense is recognized as income at the amount of the pertinent loss or expense. Negative goodwill that was not a consequence of future losses or restructuring expenses is captured at once, thereby affecting profit.

Significant interests which were accounted for using the equity method are recorded on the balance sheet under "Financial investments." Annual profit from companies accounted for using the equity method was recorded in "Net interest income" and annual losses under "Net income from investments" ("Net valuations of equity investments"). For capital consolidation, the same rules as for subsidiaries were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis). The process was founded on the pertinent local financial statements of the associated undertakings if no IFRS statements for these companies were available.

Shares in subsidiaries, not integrated into the consolidated financial statements because of their minor significance and of interests in associated undertakings not accounted for using the equity method, are shown under "Financial investments" and were carried at cost.

Shares in other companies were recognized at fair value. If the fair value was not available or could not be reliably measured, they were recognized at amortized cost.

Accounting for Post-Employment Benefits

Post-employment benefits and related accounting principles do not have a significant impact on our financial statements. The total amount of provisions related to post-employment benefits was below € 1 million as of December 31, 2004.

Other Provisions for Liabilities and Charges

We allocate other provisions for indefinite liabilities to third parties at the amount of the expected entitlement. We do not discount provisions for liabilities and charges, because the expected effect from discounting would be minimal.

Segment Reporting

Our segment reporting is based on our internal profit-centre accounting system which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are "Net interest income", "Net commission income", "Trading profit/(loss)" and "Other operating profit/(loss)", whereby net interest income is calculated using the market rate method. The interest reward from equity is assigned to individual segments on the basis of regulatory capital requirements and recognized under "Net interest income." "Provisioning for impairment losses" is made up of net allocations to valuation reserves for borrower risks and direct write-downs as well as amounts received on written-down claims and sovereign valuations. "General administrative expenses" includes direct and indirect costs. Direct costs are costs that are incurred directly within individual reporting segments such as staff costs or expenditure on materials. Indirect costs represent general expenses that are allocated to individual reporting segments in accordance with internally agreed ratios based on factors such as direct costs, volumes, headcounts or risk weighted assets.

Business Segments

Our internal management reporting system serves as the foundation for the primary segment reporting within the meaning of IAS 14. We currently report according to four different business segments which correspond to customer groups or functional centers:

Corporate Customers

Our Corporate Customers segment represents our core segment. The segment includes all enterprises (resident and non-resident) with an annual turnover of € 5 million or more as well as smaller-sized companies with a project finance or trade finance focus, which we include due to the special nature of their business. In addition to privately-owned enterprises, our Corporate Customers segment also includes government or near-government owned companies, municipalities and similar institutions under public law, as well as financial institutions that we previously included in a separate Financial Institutions and Public Sector segment. Since our business relationships with leasing companies, insurance companies and other financial institutions are very similar to our dealings with supranational institutions such as the International Finance Corporation ("IFC"), the European Bank for Reconstruction and Development ("EBRD") or the European Investment Bank ("EIB"), we are including all of the latter in the Corporate Customers segment as well.

Retail Customers

Our Retail Customers segment includes all private individuals (consumers), professionals (self-employed) and small and medium-sized enterprises ("SME"), i.e. companies with an annual turnover of less than € 5 million. Depending on the local circumstances, the sub-category of small and medium-sized enterprises can be further broken down, typically into micro-businesses and SME.

Treasury

Our Treasury segment includes all trading activities on our own account as well as risk positions entered into at the discretion of management in connection with foreign exchange dealings, securities and derivatives trading, money market trading, liquidity management and funding, strategic positioning (investment portfolio) and interest rate gapping (maturity transformation). This generally includes both pure trading activities which we manage based on a centralized system of strict limits and medium and long term financial investments. Our Treasury segment also includes our capital hedging activities as described under "—Effects of Currency Fluctuations" above and "Risk Management—Currency Risk" below as well as the results from certain interest-rate-related contracts such as interest rate derivatives which we use to manage our interest rate and liquidity risk and to reduce our exposure to interest rate movements. As with our other business segments, our treasury activities are primarily conducted locally at the level of our Network Banks.

All transactions by our treasury entered into on our own account are recorded in the Treasury segment while profits from customer-related treasury transactions are partly recorded in other segments, especially in our Corporate Customers and our Retail Customers segment. If a particular trading transaction entered into by our treasury in connection with the funding of loans to our customers, we book the portion of any related profits that are attributable to our spread over prevailing market-prices to the relevant customer segment, i.e. to the Corporate Customers segment or to the Retail Customers segment. The portion of the related profits that result from treasury obtaining prices that are below prevailing market prices as well as profits from trading transactions by our treasury on our own account, we book to the Treasury segment. Equivalent rules apply where our Corporate Customers and Retail Customers segments obtain deposits from customers at below market rates and where our treasury will attempt to bring these deposits to the market at above market rates.

Participations & Other

In addition to non-banking activities, our Participations & Other segment includes our equity investment portfolio, including non-consolidated affiliated companies and minority interests, such as our interest in JSC Bank TuranAlem in Kazakhstan. Other multi-segment functions are also included in this segment.

Changes to Business Segment Reporting

For the financial year 2004, we changed the name of our former Proprietary Trading segment to Treasury segment to better reflect the nature of the majority of our activities reported under this business segment. Our new Treasury segment is otherwise identical to the former Proprietary Trading segment and the name change does not affect the comparability of period-to-period results of operations. In this Offering Memorandum, we are therefore consistently referring to our Treasury segment. Our consolidated financial statements for the years ended December 31, 2002 and 2003 do, however, still refer to the Proprietary Trading segment.

For a detailed description of other recent changes to business segment reporting please see "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" below.

Geographic Segments

In addition to segment information based on business areas, we also prepare segment information according to geographic markets. We currently allocate all Network Units to one of three geographic segments based on the corporate domicile of each Network Unit:

Central Europe

This segment includes the most developed markets in the CEE region: the Czech Republic, Hungary, Lithuania, Poland, Slovenia and Slovakia. All of these countries have recently joined the European Union.

South-Eastern Europe

This segment includes three of the countries of the former Yugoslavia (Bosnia & Herzegovina, Croatia, and Serbia & Montenegro, including Kosovo) as well as the South-Eastern European countries, Albania, Bulgaria and Romania.

Commonwealth of Independent States

This segment includes the member countries of the Commonwealth of Independent States in which we operate: Belarus, Kazakhstan, Russia and Ukraine.

The results of our operations outside the CEE region (in particular the Group-level activities of Raiffeisen International in Austria) are allocated to our individual geographic segments. Unless specific items are directly attributable to a specific geographic segment, allocations are made in accordance with internally agreed ratios based on factors such as direct costs, volumes, headcounts or risk weighted assets.

Changes to Geographic Segment Reporting

In 2004, we implemented certain changes to our geographic segment reporting to better reflect current economic and political realities in the region as well as our expansion into new markets. These changes do not affect the comparability of year-on-year results as we have been able to adjust the relevant numbers for the year-on-year comparisons presented in this section to fully reflect the allocation of individual countries to new geographic segments. We had previously divided our markets in CEE into the following four geographic segments:

Visegrád Group (CEE-4)

This segment included the four countries who are members of the so-called Visegrád Group. These are the Czech Republic, Hungary, Poland and Slovakia.

Former Yugoslavia

This segment included the remaining countries which used to be part of the former Yugoslavia: Bosnia & Herzegovina, Croatia, Slovenia and Serbia & Montenegro, including Kosovo.

Commonwealth of Independent States

The former CIS segment matches our current CIS segment and included the CIS countries in which we operated at the time: Belarus, Russia and Ukraine.

Other

This segment included the South-Eastern European countries, Albania, Bulgaria and Romania as well as our operations in Austria.

Factors Affecting Comparability of Period-to-Period Results of Operations

The following changes in the scope of consolidation and in our segment reporting in recent years affect the comparability of our period-to-period results of operations. These changes are important for the proper interpretation of our financial statements and it also is important that you bear these factors in mind when you are reading the sections "—Year ended December 31, 2004 compared with year ended December 31, 2003" and "—Year ended December 31, 2003 compared with year ended December 31, 2002" below.

Changes in the Scope of Consolidation

We fully consolidated all significant subsidiaries over whose business and financial policies we exercise a controlling influence. For all other material interests in entities over whose business and financial policies we merely exercise a significant influence, we accounted for using the equity method. The number of companies integrated into our consolidated financial statements has changed in the periods under review as follows:

	Fully Consolidated			Equity Method		
	2002	2003	2004	2002	2003	2004
Number of consolidated entities as of January 1	17	20	38	2	11	3
Number of entities first integrated in year under review	4	11	6	9	—	1
Number of entities merged in year under review	(1)	(1)	(2)	—	—	—
Regrouping	—	8	1	—	(8)	(1)
Number of consolidated entities as of December 31	20	38	43	11	3	3

For more details on the reasons behind the changes in the scope of consolidation in the years 2002, 2003 and 2004 see "—Key Drivers—Acquisitions and Restructurings—Recent Acquisitions and Restructurings" above.

Changes in Business Segment Reporting

IFRS requires us to apply any changes in our segment reporting retrospectively to our financial statements. We have therefore generally tried to take any past changes to segment reporting into account in preparing the year-on-year comparisons in the sections "—Year ended December 31, 2004 compared with year ended December 31, 2003" and "—Year ended December 31, 2003 compared with year ended December 31, 2002" below to ensure comparability of segmental period-to-period results.

We have not, however, been able to make fully accurate adjustments for a recent change in our business segment reporting which may affect period-to-period comparability of the figures presented for the affected business segments. Affected by this are the numbers for both our Corporate Customers and our Retail Customers segments.

SME are usually split between the Corporate Customers segment and the Retail Customers segment on the basis of certain key parameters (i.e. predominantly size). In the past, the allocation of SME customers to either one of these two segments was not uniform throughout our Group and each of our local units made allocation decisions based on its own criteria. In 2004, we changed our segment reporting by applying a standardized separation method according to which all SME customers with a yearly turnover of at least € 5 million are reported under the Corporate Customers segment while all others are shown in the Retail Customers segment. For more detail on our business segment reporting see "—Segment Reporting-Business segments" above.

Measuring the exact impact of this change on the 2003 segmental figures would have required us to retroactively re-evaluate and re-allocate each individual transaction by our SME clients across the CEE region. We do not believe that any gain in information from measuring the exact impact of the change would have justified the required additional expenses as we estimate that the change has likely had an effect of less than € 15 million or 6.5% on reported profit before tax at the expense of the Corporate Customers segment in 2004. Without this change in business segment reporting, reported profit before tax in the Retail Customers segment would likely have been up to 35.3% lower in 2004.

In 2004, we made additional changes to our business segment reporting and have partly re-defined and fine-tuned our different customer groups. Our Corporate Customers segment now also comprises those customers that

were previously included in a separate Financial Institutions and Public Sector segment. We merged these two formerly separate business segments because of frequent overlaps between customer groups so that separate reporting was not meaningful anymore. This change does, however, not affect the comparability of year-on-year results as we have been able to adjust the relevant numbers for the year-on-year comparisons presented in this section to fully reflect this change.

Explanation of Key Income Statement Items

Net Interest Income

Net interest income consists of interest and similar income minus interest expenses and similar charges. Interest income consists primarily of interest income from loans and advances to customers (63% in 2004), interest income from loans and advances to banks (12% in 2004) and interest from financial investments held-to-maturity (7% in 2004). Current income and other interest-like income also contribute to net interest income, but to a much lesser extent. Current income represents dividends received from shares, funds and equity interests. Other interest-like income represents mainly fees and commissions that are expressed as an interest premium in accordance with IAS 18. Interest expenses consist mostly of interest expenses on deposits from banks (24% in 2004) and customers (62% in 2004).

Provisioning for Impairment Losses

Provisioning for impairment losses comprises our estimates of probable losses in our loan portfolio arising from on-balance-sheet and off-balance-sheet transactions and sovereign risks, taking into account the structure and quality of our loan portfolio and general economic factors. This item also reflects amounts released from impairment losses on loans and advances, amounts from direct write-downs and income received on written-down claims.

Net Commission Income

Net commission income typically consists primarily of commission income from our payment transfers business (55% in 2004) and our loan administration and guarantees business (21% in 2004) and, to a lesser extent, from our securities business, foreign exchange and precious metals business and other banking services.

Trading Profit/(Loss)

Trading profit/(loss) captures all interest and dividend income, refinancing costs, commissions and changes in the value of trading portfolios as well as valuation gains and losses from open foreign exchange positions. In recent years, our trading profit arose largely from currency-related contracts (93% in 2004) and, to a much lesser extent, from interest-related contracts and share-/index-related contracts.

Net Income from Investments

This income statement position comprises income from other current financial assets and from financial investments. "Net income from other current financial assets" includes gains and losses on valuations and sales of available-for-sale securities (excluding interest). "Net income from investments" captures gains and losses on valuations and sales of instruments in the portfolio of financial investments and of equity participations (including interests in affiliated companies, companies accounted for using the equity method and other equity interests).

General Administrative Expenses

General administrative expenses consist of staff expenses, other administrative expenses and depreciation/amortization of tangible and intangible fixed assets and leased assets. Staff expenses account for almost half of our general administrative expenses and include wages and salaries, social security costs, voluntary social expenses, and severance payments and pensions. Other administrative expenses include rental, maintenance and operating expenses on buildings, IT costs and communication expenses, legal and consultancy expenses, advertising and entertainment expenses, deposit insurance and other sundry expenses.

Other Operating Profit/(Loss)

Other operating profit/(loss) captures revenues and expenses arising from non-banking activities, net income from the disposal of tangible and intangible fixed assets, valuation results from hedging instruments and hedged items, non-income taxes, and other operating income and expenses (including income and expenses resulting from the adjustment of goodwill).

Consolidated Profit

Consolidated profit is comprised of profit after tax minus the minority interests in profit. This represents the net profit which is attributable to us and our shareholders.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Overview

The following table shows our condensed income statements for the years ended December 31, 2003 and 2004:

	Year Ended December 31,		
	2003	2004	Change
	in € millions		in %
Net interest income	564	806	43.0
Provisioning for impairment losses	(88)	(138)	57.1
Net interest income after provisioning	476	668	40.4
Net commission income	213	298	39.9
Trading profit/(loss)	242	221	(8.6)
Net income from investments	3	8	170.0
General administrative expenses	(659)	(823)	25.0
Other operating profit/(loss)	1	(30)	—
Profit before tax	**277**	**342**	**23.7**
Income tax	(49)	(71)	44.1
Profit after tax	**228**	**271**	**19.3**
Minority interests in profit	(49)	(60)	23.8
Consolidated profit	**179**	**211**	**18.0**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2003 and 2004:

Year Ended December 31,	CE[(1)]	SEE[(1)]	CIS
		in € thousands	
Net interest income			
2003	318,405	172,090	73,186
2004	420,655	263,057	122,082
Provisioning for impairment losses			
2003	(52,148)	(23,508)	(11,943)
2004	(69,429)	(44,629)	(23,539)
Net interest income after provisioning			
2003	266,257	148,582	61,243
2004	351,226	218,428	98,543
Net commission income			
2003	97,956	72,476	42,680
2004	134,444	118,817	44,868
Trading profit/(loss)			
2003	142,608	53,569	45,447
2004	123,090	65,117	32,654
Net income from investments			
2003	1,695	(5)	1,371
2004	5,658	2,645	(38)
General administrative expenses			
2003	(377,211)	(215,797)	(65,628)
2004	(438,204)	(294,375)	(90,769)
Other operating profit/(loss)			
2003	4,874	824	(4,242)
2004	(13,452)	(9,824)	(6.595)
Profit before tax			
2003	136,179	59,649	80,871
2004	162,763	100,808	78,662

(1) In 2004, we made changes to our geographic segment reporting to better reflect current economic and political realities in the region as well as our expansion into new markets. See "—Segment Reporting—Changes to geographic segment reporting" above.

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2003 and 2004:

Year Ended December 31,	Corporate Customers[1]	Retail Customers[1]	Treasury[2]	Participations & Other
		in € thousands		
Net interest income				
2003	300,267	244,300	20,053	(939)
2004	314,491	407,038	76,687	7,578
Provisioning for impairment losses				
2003	(44,323)	(40,398)	(237)	(2,641)
2004	(75,314)	(62.545)	(23)	285
Net interest income after provisioning				
2003	255,944	203,903	19,816	(3,580)
2004	239,177	344,493	76,664	7,863
Net commission income				
2003	122,761	90,011	(727)	1,067
2004	124,797	179,769	(7,793)	1,355
Trading profit/(loss)				
2003	75,830	46,964	95,073	23,757
2004	79,325	67,117	72,848	1,570
Net income from financial investments				
2003	2	—	1,220	1,840
2004	(21)	(2,139)	7,298	3,128
General administrative expenses				
2003	(237,974)	(365,499)	(29,402)	(25,760)
2004	(219,074)	(542,581)	(32,755)	(28,938)
Other operating profit/(loss)				
2003	4,429	838	1,388	(5,199)
2004	5,438	(4,156)	(4,392)	(26,759)
Profit before tax				
2003	220,991	(23,783)	87,368	(7,875)
2004	229,642	42,502	111,870	(41,781)

(1) *In 2004, we made certain changes to our business segment reporting to better reflect our internal management system and* responsibilities. See "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above.

(2) Prior to 2004, our Treasury segment was named Proprietary Trading segment. See "—Segment Reporting—Changes to business segment reporting" above.

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income:

	2003	2004	Change	Change
		in € thousands		in %
Interest income	1,106,702	1,624,464	517,762	46.8
Current income	5,104	3,461	(1,643)	(32.2)
Other interest-like income	2,885	1,024	(1,861)	(64.5)
Interest expenses	(544,944)	(814,575)	(269,631)	(49.9)
Other interest-like expenses	(6,064)	(8,580)	(2,516)	41.5
Total	**563,681**	**805,794**	**242,113**	**43.0**

Net interest income increased by € 242 million or 43.0% from € 564 million in 2003 to € 806 million in 2004. During the same period, our total assets grew by € 8.8 billion or 44.1% from € 20.1 billion in 2003 to € 28.9 billion in 2004. Our net interest margin (i.e. net interest income compared to average total assets) increased slightly by 6 basis points from 3.25% in 2003 to 3.31% in 2004. Without the first-time consolidation of our Albanian Network Bank, net interest income would have increased by € 214 million or 37.9% to € 777 million.

The € 517 million or 46.8% increase in interest income was primarily attributable to a € 273 million or 36.0% increase in interest income from loans and advances to customers and to an increase in interest income from financial investments held-to-maturity of € 99 million or 439.8% from € 22 million in 2003 to € 121 million in 2004. € 76 million or 76.8% of the high increase in interest income from financial investments held-to-maturity is attributable to the first-time consolidation of our Albanian Network Bank which is primarily invested in Albanian government bills.

The € 269 million or 49.9% increase in interest expenses is primarily attributable to a sharp rise in interest expenses from deposits by customers which increased by € 236 million or 85.2% from € 277 million in 2003 to € 513 million in 2004. During the same period, deposits by customers increased by € 6.1 billion or 50.4 % from € 12.1 billion in 2003 to € 18.2 billion in 2004. € 1.6 billion or 25.7% of this increase in deposits by customers and € 55 million or 17.9% of the overall increase in interest expenses is attributable to the first-time consolidation of our Albanian Network Bank.

The following table gives a breakdown of net interest income by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	300,267	314,491	14,225	4.7
Retail Customers	244,300	407,038	162,738	66.6
Treasury	20,053	76,687	56,633	282.4
Participations & Other	(939)	7,578	8,517	907.0
Total	**563,681**	**805,794**	**242,113**	**43.0**

Net interest income in our Corporate Customers segment only increased by € 14 million or 4.7% from € 300 million in 2003 to € 314 million in 2004. This relatively low increase is partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described in more detail under "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above. Our portfolio of loans to corporate customers grew by € 1.1 billion or 13.1% from € 8.2 billion in 2003 to € 9.3 billion in 2004. Lending margins in the business with corporate customers are, however, steadily declining due to increasing competition.

We made further substantial progress in the development of our Retail Customers segment in 2004, with an increase in net interest income of € 163 million or 66.6% from € 244 million to € 407 million in 2004. During the same period, our portfolio of retail loans grew by € 3.6 billion or 136.8% from € 2.7 billion in 2003 to € 6.3 billion in 2004. This increase is only partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. To increase the volume of deposits by our retail customers, we were required to further increase the interest rates on deposits in some of our markets. As a result, net interest income in our Retail Customers segment increased at a lower rate than our portfolio of retail loans.

The € 57 million or 282.4% increase in net interest income in our Treasury segment is mainly attributable to a € 1.9 billion or 437% increase in our "held-to-maturity" portfolio, € 1.2 billion of which is attributable to the acquisition and first-time consolidation of our Albanian Network Bank, and to maturity transformation gains. Maturity transformation gains and losses are a function of different interest rate term structures on the liability and asset side, respectively. The € 9 million or 907.0% increase in net interest income in our Participations & Other segment is primarily attributable to a reduction in the refinancing costs allocated to this segment. Refinancing costs are allocated to each segment at standardized rates and, in the case of our Participations & Other segment, reduce the effective interest income from equity investments reported under this segment.

The following table gives a breakdown of net interest income by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	318,405	420,655	102,250	32.1
SEE	172,090	263,057	90,967	52.9
CIS	73,186	122,082	48,896	66.8
Total	**563,681**	**805,794**	**242,113**	**43.0**

Interest margins vary significantly across the CEE region, depending on the stage of development of each market. Net interest income increased in 2004 across all our geographic segments. € 29 million or 31.4% of the € 91 million or 52.9% increase in net interest income in our SEE segment is attributable to the first-time consolidation of our Albanian Network Bank. We also made significant progress in our Romanian and Serbian Network Banks which were able to more than double their loan volumes in 2004. The relatively high increase in net interest income of € 49 million or 66.8% in our CIS segment is mainly attributable to high increases in net interest income from our Network Banks in the Ukraine (plus 204.8%) and Russia (plus 59.9%) due to strong growth of their loan portfolios and improved refinancing conditions which have resulted in higher interest margins.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims:

	2003	2004	Change	Change
	in € thousands			in %
Allocated to impairment losses on loans and advances	(290,485)	(225,307)	65,180	(22.4)
Released from impairment losses on loans and advances	215,234	97,507	(117,727)	(54.7)
Direct write-downs	(16,032)	(26,702)	(10,670)	66.6
Income received on written-down claims	3,684	16,905	13,220	358.8
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

Provisioning for impairment losses increased by € 50 million or 57.1% from € 88 million in 2003 to € 138 million in 2004. This significant increase was only partly attributable to the growth of our loan portfolio. Loans and advances to customers increased by € 4.5 billion or 38.7% from € 11.7 billion in 2003 to € 16.2 billion in 2004. The higher increase in provisions compared to the increase in our loan portfolio is primarily attributable to more conservative provisioning for SME and corporate customers in some markets. SME customers represent an increasing share of our overall loan portfolio. € 13 million in provisioning for impairment losses relate to high rates of default in the used car leasing business of our Hungarian leasing unit. Our Hungarian leasing unit began to invest in the used car leasing business in 2002 and started to experience difficulties in 2003. We have replaced the unit's key management in early 2004 and restructured its internal organization and processes. We therefore do not believe that any further increases in provisions will be required as a result of these difficulties.

In some countries we are legally required to make immediate provisions for impairment losses, as soon as any interest or principal is past due, even if the relevant clients soon catch up with their payment obligations. As a result, we may be required to repeatedly make and release provisions with regard to the same customer over the course of our fiscal year. This is the reason for the high amounts of both new allocations and releases from provisions for impairment losses in recent years. We made progress in our efforts to reduce the need for this procedure, which is reflected in the lower gross figures for both new allocations and releases.

The following table gives a breakdown of provisioning for impairment losses by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	(44,323)	(75,314)	(30,911)	69.9
Retail Customers	(40,398)	(62,545)	(22,147)	54.8
Treasury	(237)	(23)	214	(90.3)
Participations & Other	(2,641)	285	2,926	(110.8)
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

The disproportionately high increase of provisioning for impairment losses in our Corporate Customers segment of € 31 million or 69.9% from € 44 million in 2003 to € 75 million in 2004 is primarily attributable to increases in provisions for corporate customers in Belarus (plus € 3 million), Serbia (plus € 4 million) and the Ukraine (plus € 7 million). Local market conditions and uncertainties and risks associated with less developed legal systems in these countries require a more cautious approach to risk management. Provisioning for impairment losses in our Retail Customers segment increased by € 22 million or 54.8% from € 40 million in

2003 to € 63 million in 2004. This increase is mostly the result of a € 3.6 billion or 136.8% increase in the loan volume in our Retail Customers segment from € 2.7 billion in 2003 to € 6.3 billion in 2004 (including effects from changes in business segment reporting) and the one-time effect in our Hungarian leasing unit as described above. The increase in the volume of retail customer loans and our extended presence in the markets lead to increased provisioning levels as provisions for retail customer loans are based on standardized statistical methods and not on actual losses. With a risk/earnings ratio (i.e. the level of provisioning for impairment losses compared to net interest income) of 17.1% in 2004 after 15.4% in 2003, our provisioning for impairment losses continues to increase but is still at a relatively low level compared to other banking groups in the market. Provisioning for impairment losses in our Retail Customers segment also increased at a significantly lower rate than the loan volume in our Retail Customer segment. This is primarily due to the fact that we have only relatively recently expanded our presence in new customer and product segments (especially in the retail area) and new geographic markets. We profit from the fact that we are still a relatively new market player with a fast growing loan portfolio and that our loan portfolio is not burdened with old problem loans. In addition, IAS 39 only allows us to make provisions for impairment losses if a loss event has occurred. See "—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances" above. Under IFRS, we are therefore not allowed to make general provisions to reflect increases in expected future losses merely as a result of increases in our loan portfolio. We expect to have to increase provisioning for impairment losses in the future and as a result, we expect a gradual convergence of our provisioning levels with those of other market participants over the next few years and that this "backlog effect" will eventually disappear.

The following table gives a breakdown of provisioning for impairment losses by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	(52,148)	(69,429)	(17,281)	33.1
SEE	(23,508)	(44,629)	(21,121)	89.8
CIS	(11,943)	(23,539)	(11,596)	97.1
Total	**(87,599)**	**(137,597)**	**(49,998)**	**57.1**

In 2004, provisioning for impairment losses increased across the region. Provisioning for impairment losses in our CE segment increased by € 17 million or 33.1%. The disproportionately high increase of € 21 million or 89.8% in our SEE segment from € 24 million in 2003 to € 45 million in 2004, is largely attributable to higher provisions in Croatia (total increase of € 7 million) primarily due to increased provisions for consumer loans and to higher provisions in Serbia (total increase of € 6 million) primarily due to increased provisions for loans to corporate customers. The disproportionately high increase of € 12 million or 97.1% in our CIS segment from € 12 million in 2003 to € 24 million in 2004, is largely attributable to increased provisions for loans to corporate customers in Belarus and the Ukraine, which mostly reflects a more conservative approach to provisioning in these countries as explained above rather than higher levels of actual losses.

Net Interest Income After Provisioning

Net interest income after provisioning increased by € 192 million or 40.4% from € 476 million in 2003 to € 668 million in 2004.

Net Commission Income

The following table gives a breakdown of our net commission income:

	2003	2004	Change	Change
	in € thousands			in %
Payment and transfers business	119,774	162,440	42,666	35.6
Loan administration and guarantees business	50,485	63,404	12,919	25.6
Securities business	6,620	10,114	3,494	52.8
Foreign exchange and precious metals business	12,577	17,708	5,131	40.8
Other banking services	23,657	44,462	20,805	87.9
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income increased by € 85 million or 39.9% from € 213 million in 2003 to € 298 million in 2004. Net commission income in the payment and transfers business increased by € 43 million or 35.6% due to rising volumes in payment transfers. Net commission income in the loan administration and guarantee business increased by € 13 million or 25.6%, mostly as a result of growth in our Retail Customers segment. Net commission income in the securities business and in the foreign exchange and precious metals business increased disproportionately. The disproportionately high increase of € 21 million or 87.9% in net commission income from other banking services is primarily attributable to our efforts in cross-selling third-party products such as mutual funds, building society savings agreements and insurance policies. Changes in the scope of consolidation had an impact of only € 6 million on net commission income.

The following table gives a breakdown of net commission income by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	122,761	124,797	2,036	1.7
Retail Customers	90,011	179,769	89,758	99.7
Treasury	(727)	(7,793)	(7,066)	971.9
Participations & Other	1,067	1,355	288	27.0
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income in our Corporate Customers segment remained largely unchanged in 2004, which is partly attributable to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. Net commission income in our Retail Customer segment, however, almost doubled from € 90 million in 2003 to € 180 million in 2004, largely due to our increasing customer base and resulting increases in the volume of payment transfers, currency transactions and loans. The Retail Customers segment has also benefited from the reallocation of smaller SME customers. The growing expense base in our Treasury segment is attributable to increasing fees and commissions paid in connection with refinancing lines.

The following table gives a breakdown of net commission income by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	97,956	134,444	36,488	37.2
SEE	72,476	118,817	46,341	63.9
CIS	42,680	44,868	2,188	5.1
Total	**213,113**	**298,128**	**85,015**	**39.9**

Net commission income in our CE segment increased by € 36 million or 37.2% from € 98 million in 2003 to € 134 million in 2004. Net commission income in our SEE segment increased disproportionately by € 46 million or 63.9% from € 72 million in 2003 to € 118 million in 2004, primarily due to the improved performance of our retail business which represents a particularly high share of our overall business in this region. 51% of the overall increase in the SEE segment is attributable to our Romanian Network Bank where net commission income increased by € 24 million or 87.9%. Net commission income in our CIS segment, on the other hand, only increased slightly by € 2 million or 5.1%. This low increase is primarily attributable to necessary corrections with regard to the reporting of certain up-front fees in Russia, which led to a one-time reduction of commission income by € 6 million in 2004. In the past, our Russian Network Bank charged certain up-front fees to cover one-time costs in connection with the provision of loans to its customers. The character of up-front fees did, however, change over time, which also required a different accounting treatment. Up-front fees became much more part of the effective interest rate payable by a borrower. Although fully payable upon the original granting of a loan, these up-front fees therefore have to be recognized incrementally over the term of the loan under net interest income, in accordance with IAS 39.

Trading Profit/(Loss)

Trading profit decreased by € 21 million or 8.6% from € 242 million in 2003 to € 221 million in 2004. Changes in the scope of consolidation had a positive effect of € 7 million on trading profit in 2004, which is primarily attributable to the first-time consolidation of Raiffeisen Securities and Investment Rt., Budapest ("RSI Budapest"), a subsidiary which mainly holds a portfolio of Hungarian securities.

The following table gives a breakdown of our trading profit/(losses):

	2003	2004	Change	Change
	in € thousands			in %
Interest-rate-related contracts	16,540	13,332	(3,208)	(19.4)
Currency-related contracts	222,031	206,092	(15,939)	(7.2)
Share-/index-related contracts	3,053	1,437	(1,616)	(53.0)
Total	**241,624**	**220,861**	**(20,763)**	**(8.6)**

Trading profit from interest-rate-related contracts decreased by € 3 million or 19.4% from € 17 million in 2003 to € 13 million in 2004. The total volume of our trading assets increased by € 966 million or 65.3% from € 1.5 billion in 2003 to € 2.4 billion in 2004, mainly due to increased portfolios in Slovakia (plus € 112 million), in Poland (plus € 325 million) and due to the first-time consolidation of RSI Budapest. This increase in volume did, however, not result in a corresponding increase in trading profit because of decreasing margins in securities trading. Trading profit from currency-related contracts decreased by € 16 million or 7.2% from € 222 million in 2003 to € 206 million in 2004.

The following table gives a breakdown of trading profit/(losses) by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	75,830	79,325	3,495	4.6
Retail Customers	46,964	67,117	20,153	42.9
Treasury	95,073	72,848	(22,224)	(23.4)
Participations & Other	23,757	1,570	(22,187)	(93.3)
Total	**241,624**	**220,861**	**(20,763)**	**(8.6)**

The € 20 million or 42.9% increase in trading profit in our Retail Customers segment is attributable to the continuing growth of our retail customer base and to an increase both in the number and size of foreign currency transactions with this customer group. Trading profit in our Treasury segment decreased by € 22 million or 23.4%, mainly due to lower profit from foreign currency-related transactions as a result of the appreciation of many CEE currencies (especially in Hungary) and due to decreasing margins in securities trading. The € 22 million or 93.3% decrease in trading profit in our Participations & Other segment is partly attributable to valuation losses from decentral hedging transactions executed locally by our Network Banks. Because of the appreciation of many CEE currencies against the U.S. dollar and the euro, our decentral hedging activities resulted in losses of € 12 million in 2004, mainly in Russia and Romania. In addition, trading profit in our Participations & Other segment in 2003 benefited from a € 10 million one-time effect from the valuation of refinancing operations at holding level.

The following table gives a breakdown of trading profit/(losses) by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	142,608	123,090	(19,519)	(13.7)
SEE	53,569	65,117	11,548	21.5
CIS	45,447	32,654	(12,793)	(28.1)
Total	**241,624**	**220.861**	**(20,763)**	**(8.6)**

Trading profit decreased by € 20 million or 13.7% in our CE segment and by € 13 million or 28.1% in our CIS segment. The significant decrease in trading profit in our CIS segment is primarily attributable to valuation losses of € 8 million in connection with decentral capital hedging transactions executed locally by our Network Banks in Russia and Ukraine in 2004. Decentral capital hedging activities in these Network Banks had contributed to high valuation profit in our CIS segment in 2003. Trading profit in our SEE segment increased significantly by € 12 million or 21.5% from € 54 million in 2003 to € 65 million in 2004. This increase is largely attributable to the increasing volume of foreign currency transactions which we handle for our customers, especially in Croatia (plus € 8 million) and Serbia (plus € 7 million). Decentral capital hedging activities in our Romanian Network Bank resulted in losses of € 5 million.

Net Income From Investments

Net income from investments increased by € 5 million or 170.0% from € 3 million in 2003 to € 8 million in 2004. Income from financial investments contributed € 4 million, largely from the sale of a minority interest in a Czech transaction services company and from mark-to-market valuations of other equity interests. Income on other current financial assets (available-for-sale) increased by € 1 million or 34.6 % and also contributed € 4 million, € 3 million of which represent gains in connection with the sale of assets.

General Administrative Expenses

General administrative expenses rose by € 165 million or 25.0% from € 659 million in 2003 to € 823 million in 2004.

More than half of this increase was attributable to an increase in staff expenses of € 83 million or 28.1% from € 297 million in 2003 to € 381 million in 2004. € 75 million of this increase in staff expenses are primarily attributable to the organic growth of our staff by 3,373 employees or 18.3% across the region. The remaining € 8 million or 2.7% of the increase in staff expenses are attributable to changes in the scope of consolidation which led to an additional increase in the number of our employees of 1,092, primarily in connection with the acquisition of our Albanian Network Bank which added 1,026 employees to our payroll.

Other administrative expenses rose by € 74 million or 26.8% from € 274 million in 2003 to € 348 million in 2004. Legal and consultancy expenses (plus € 9 million or 59.1%), IT costs (plus € 14 million or 47.3%) and communication expenses (plus € 9 million or 41.0%) contributed disproportionately to this increase in other administrative expenses.

Depreciation of tangible and intangible assets increased by only € 8 million or 9.0 % from € 87 million to € 95 million in 2004. In 2003, depreciation of tangible and intangible assets was relatively high because of a one-time effect of € 11 million in connection with the extraordinary write down of "stranded investments" (i.e. software developments that were never implemented) in our core banking system Globus.

Without the first-time consolidation of our Albanian Network Bank, general administrative expenses would have increased by € 143 million or 21.8%.

The following table gives a breakdown of general administrative expenses by business segment:

	2003	2004	Change	Change
		in € thousands		in %
Corporate Customers	(237,974)	(219,074)	(18,900)	(7.9)
Retail Customers	(365,499)	(542,581)	(177,082)	48.4
Treasury	(29,402)	(32,755)	(3,353)	11.4
Participations & Other	(25,760)	(28,938)	(3,178)	12.3
Total	**(658,636)**	**(823,348)**	**(164,712)**	**25.0**

General administrative expenses in our Corporate Customers segment decreased by € 19 million or 7.9% mostly due to the to the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described above. The € 177 million or 48.4% increase in our Retail Customers segment is mostly attributable to the continuing expansion of our retail banking activities. The addition of 194 new outlets (84 in connection with the acquisition of our Albanian Network Bank) pursuant to our retail strategy was the main driver behind this increase in administrative expenses.

The following table gives a breakdown of general administrative expenses by geographic segment:

	2003	2004	Change	Change
		in € thousands		in %
CE	(377,211)	(438,204)	(60,993)	16.2
SEE	(215,797)	(294,375)	(78,578)	36.4
CIS	(65,628)	(90,769)	(25,141)	38.3
Total	**(658,636)**	**(823,348)**	**(164,712)**	**25.0**

As we have expanded our retail business most rapidly in the CE and SEE regions, the establishment of new retail outlets in these regions was the main driver behind the increases in general administrative expenses in the CE segment and in the SEE segment. € 17 million of the € 79 million increase in the SEE segment is attributable

to the first-time consolidation of our Albanian Network Bank. General administrative expenses also increased significantly by € 25 million or 38.3% in our CIS segment, mainly due to increased headcount and the addition of 10 new outlets in Russia which resulted into increases in staff and rental expenses of € 16 million.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses:

	2003	2004	Change	Change
	in € thousands			in %
Revenues from non-banking activities	16,130	27,348	11,218	69.5
Expenses arising from non-banking activities	(9,658)	(15,593)	(5,935)	61.5
Result from hedge accounting	(1,118)	(3,140)	(2,022)	180.9
Result from other derivatives	2,727	(766)	(3,493)	—
Net income from disposal of tangible fixed assets	5,562	(2,278)	(7,840)	(141.0)
Other non-income taxes	(19,147)	(21,516)	(2,369)	12.4
Income from release of negative goodwill	7,479	1,997	(5,482)	(73.3)
Amortization of goodwill	(6,216)	(21,284)	(15,068)	242.4
Other operating income	41,512	77,218	35,706	86.0
Other operating expenses	(35,814)	(71,856)	(36,042)	100.6
Total	**1,456**	**(29,870)**	**(31,327)**	—

In 2004, we reported other operating losses of € 30 million compared to other operating profit of € 1 million in 2003.

The valuation result from hedge accounting decreased by € 2 million or 180.9% from a loss of € 1 million in 2003 to a loss of € 3 million in 2004. These losses represent the sum of the differences in the mark-to-market valuations of hedged items and corresponding hedging instruments and are attributable to a reduction in the market value of certain hedging instruments. To qualify for fair value hedge accounting under IAS 39, a hedge merely has to be "highly effective", which means that the results of individual hedges have to be within a range of 80-125%. As a result, we record either profit or losses from hedge accounting, depending on changes in the market values of the underlying items. The result from other derivatives changed from a profit of € 3 million to a loss of € 1 million. These losses are primarily attributable to a reduction in the market value of derivative instruments used for macro hedging purposes which do not satisfy the requirements for hedge accounting under IFRS. In this case the underlying items are stated at cost according to IFRS while the derivative is valued on a mark-to-market basis.

Net income from the disposal of tangible fixed assets decreased by € 8 million or 141.0% from profit of € 6 million in 2003 to losses of € 2 million in 2004. In 2003, net income from the disposal of tangible fixed assets benefited from a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank.

Amortization of goodwill increased by € 15 million or 242.2% from € 6 million in 2003 to € 21 million in 2004. € 6 million of the increase in amortization of goodwill are attributable to the scheduled amortization goodwill in our Albanian Network Bank which was consolidated for the first time in 2004. Another € 9 million relate to an unscheduled impairment of goodwill in our Slovenian Network Bank, due to lower than expected profit in this unit. Income from the release of negative goodwill ("badwill") decreased by € 5 million or 73.3% from € 7 million in 2003 to € 2 million in 2004. In 2003, the first-time consolidation of our leasing companies had a positive effect of € 7 million as the purchase prices for leasing companies was lower than the related equity.

The following table gives a breakdown of other operating profit/(loss) by business segment:

	2003	2004	Change	Change
	in € thousands			in %
Corporate Customers	4,429	5,438	1,009	22.7
Retail Customers	838	(4,156)	(4,994)	—
Treasury	1,388	(4,392)	(5,780)	—
Participations & Other	(5,199)	(26,759)	(21,560)	(414.7)
Total	**1,456**	**(29,870)**	**(31,326)**	—

Other operating profit in our Corporate Customers segment increased by € 1 million or 22.7%. All other business segments reported other operating losses in 2004. Other operating profit/(losses) in our Retail Customers segment decreased by € 5 million from a profit of € 0.8 million in 2003 to losses of € 4 million in 2004, mainly due to higher allocations of overhead expenses to this segment. Other operating profit/(losses) in our Treasury segment decreased by € 6 million from a profit of € 1 million 2003 to losses of € 4 million in 2004, mainly due to losses as a result of a reduction in the market value of derivative instruments used for macro hedging purposes. Other operating losses in our Participations & Other segment increased significantly by € 22 million or 414.7% from € 5 million in 2003 to € 27 million in 2004. These losses are primarily attributable to increase charges for the amortization of goodwill.

The following table gives a breakdown of other operating profit/(loss) by geographic segment:

	2003	2004	Change	Change
		in € thousands		in %
CE	4,874	(13,452)	(18,325)	—
SEE	824	(9,824)	(10,648)	—
CIS	(4,242)	(6,595)	(2,353)	(55.4)
Total	**1,456**	**(29,870)**	**(31,326)**	**—**

In 2004, all geographic segments reported other operating losses. Other operating profit/(losses) in our CE segment decreased by € 18 million from profit of € 5 million in 2003 to losses of € 13 million in 2004, mainly due to charges of € 9 million relating to the unscheduled impairment of goodwill in our Slovenian Network Bank. Other operating profit/(losses) in our SEE segment decreased by € 11 million from profit of € 1 million in 2005 to losses of € 10 million in 2004, mainly due to the increase in the scheduled amortization of goodwill in connection with the first-time consolidation of our Albanian Network Bank. In 2003, other operating profit/(losses) in our SEE segment also benefited from a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank. Other operating losses in our CIS segment increased from € 4 million in 2003 to € 7 million in 2004.

Profit Before Tax

Profit before tax increased by € 66 million or 23.7% from € 277 million in 2003 to € 342 million in 2004. This increase was primarily attributable to first-time profit in our Retail Customers segment and an increase of profit in our Treasury segment. € 11 million or 16.7% of the overall increase in profit before tax are attributable to changes in the scope of consolidation.

Profit Before Tax by Business Segment

The following table gives a breakdown of profit before tax by business segment:

	2003	2004	Change	Change
		in € thousands		in %
Corporate Customers	220,991	229,642	8,651	3.9
Retail Customers	(23,783)	42,502	66,285	—
Treasury	87,368	111,870	24,502	28.0
Participations & Other	(7,875)	(41,781)	(33,906)	430.6
Total	**276,701**	**342,233**	**65,532**	**23.7**

Profit before tax from our Corporate Customers segment increased only slightly by € 9 million or 3.9% and contributed € 230 million or 67.1% of total profit before tax in 2004 compared to € 221 million or 80% of total profit before tax in 2003.

Our Retail Customers segment reported first-time profit of € 43 million or 12.4% of total profit before tax in 2004 compared to losses of € 24 million in 2003. Compared to our overall performance, this represents a significantly higher increase of € 66 million. The improved performance of our Retail Customers segment is mainly attributable to a continuing increase in our customer base and higher volumes as a result of the continuing expansion of our retail activities. In addition, our Retail Customers segment benefited from the reallocation of smaller SME customers from our Corporate Customers segment to our Retail Customers segment as described under "—Factors Affecting Comparability of Period-to-Period Results of Operations—Changes in Business Segment Reporting" above.

Profit before tax from our Treasury segment increased significantly by € 25 million or 28.0% and contributed € 112 million or 32.7% of total profit before tax in 2004 compared to € 87 million or 31.6% of total profit before tax in 2003. This increase is primarily attributable to an increase in our "held-to-maturity" portfolio and to a higher net interest income from our asset and liability management operations.

Losses in our Participations & Other segment increased by € 34 million or 430.6% from € 8 million in 2003 to € 42 million in 2004. This significant increase is primarily attributable to increases in both the scheduled and extraordinary amortization of goodwill. Results in our Participations & Other segment in 2003 also benefited from certain one-time effects as described under "—Other operating profit/(loss)" above.

Profit Before Tax by Geographic Segment

The following table gives a breakdown of profit before tax by geographic segment:

	2003	2004	Change	Change
	in € thousands			in %
CE	136,180	162,763	26,583	19.5
SEE	59,650	100,808	41,158	69.0
CIS	80,871	78,662	(2,209)	(2.7)
Total	**276,701**	**342,233**	**65,532**	**23.7**

The CE segment contributed € 163 million or 47.6% of total profit before tax in 2004 compared to € 136 million or 49.2% of total profit before tax in 2003. Compared to our overall performance, this represents a relatively low increase of 19.5% or € 27 million.

The SEE segment contributed € 101 million or 29.5% of total profit before tax in 2004 compared to € 60 million or 21.6% of total profit before tax in 2003. Compared to our overall performance, this represents a significantly higher increase of 69.0% or € 41 million. € 6 million or 15% of this increase are attributable to the first time consolidation of our Albanian Network Bank.

Profit before tax in our CIS segment fell slightly from € 81 million or 29.2% of total profit before tax in 2003 to € 79 million or 23.0% of total profit before tax in 2004. The stagnation and even reduction in profit before tax in our CIS segment is primarily attributable to a significant decrease in trading profit as a result of local currency exchange rate movements and to an increase in expenses in connection with the establishment of new outlets in Russia.

Income Tax

Despite the increase in profit before tax of only 23.7%, taxes on income and earnings increased by € 22 million or 44.1% from € 49 million in 2003 to € 71 million in 2004. This represents an effective tax rate of 20.7%, which is the result of mixed taxation of our profit in each country in which we operate. Without the first-time consolidation of our Albanian Network Bank, income taxes would have increased by € 17 million or 34.1%. The higher increase in income taxes, compared to profit before taxes, was primarily attributable to the introduction of a "flat tax" in Slovakia, which negatively affected the taxation of our securities income in Slovakia.

Profit After Tax

Profit after tax increased by € 44 million or 19.3% from € 228 million in 2003 to € 271 million in 2004.

Minority Interests in Profit

Minority interests in profit increased by € 12 million or 23.8% from € 49 million in 2003 to € 60 million in 2004.

Consolidated Profit

Consolidated profit increased by € 32 million or 18% from € 179 million in 2003 to € 211 million in 2004. Without the first-time consolidation of our Albanian Network Bank, RSI Budapest and other minor newly founded companies, consolidated profit would have increased by € 28 million or 15.9%.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2003

Overview

The following table shows our condensed income statement for the years ended December 31, 2002 and 2003:

	Year Ended December 31,		
	2002	2003	Change
	in € millions		in %
Net interest income	394	564	43.2
Provisioning for impairment losses	(50)	(88)	76.9
Net interest income after provisioning	344	476	38.3
Net commission income	135	213	58.4
Trading profit/(loss)	200	242	21.0
Net income from investments	10	3	(69.3)
General administrative expenses	(510)	(659)	29.0
Other operating profit/(loss)	(2)	1	150.0
Profit before tax	**175**	**277**	**57.9**
Income tax	(39)	(49)	25.5
Profit after tax	**136**	**228**	**67.2**
Minority interests in profit	(33)	(49)	49.9
Consolidated profit	**103**	**179**	**72.6**

Segmental Overview

The following table contains a breakdown of individual line items from our condensed consolidated income statement by geographic segments for the years ended December 31, 2002 and 2003:

Year Ended December 31,	CE[(1)]	SEE[(1)]	CIS
		in € thousands	
Net interest income			
2002	245,119	109,256	39,321
2003	318,405	172,090	73,186
Provisioning for impairment losses			
2002	(30,997)	(11,056)	(7,461)
2003	(52,148)	(23,508)	(11,943)
Net interest income after provisioning			
2002	214,122	98,199	31,861
2003	266,257	148,582	61,243
Net commission income			
2002	76,958	47,227	10,317
2003	97,956	72,476	42,680
Trading profit/(loss)			
2002	139,003	40,320	20,364
2003	142,608	53,569	45,447
Net income from investments			
2002	4,776	2,635	2,553
2003	1,695	(5)	1,371
General administrative expenses			
2002	(310,036)	(170,390)	(29,980)
2003	(377,211)	(215,797)	(65,628)
Other operating profit/(loss)			
2002	(4,080)	3,583	(2,138)
2003	4,874	824	(4,242)
Profit before tax			
2002	120,743	21,574	32,976
2003	136,179	59,649	80,871

(1) This table reflects changes to our geographic segment reporting that we made in 2004 to better reflect current economic and political realities in the region as well as our expansion into new markets. See "—Segment Reporting—Changes to geographic segment reporting" above.

The following table contains a breakdown of individual line items from our condensed consolidated income statement by business segments for the years ended December 31, 2002 and 2003:

Year Ended December 31,	Corporate Customers	Retail Customers	Treasury[1]	Participations & Other
		in € thousands		
Net interest income				
2002	222,411	147,097	7,970	16,218
2003	300,267	244,300	20,053	(939)
Provisioning for impairment losses				
2002	(38,146)	(8,999)	—	(2,369)
2003	(44,323)	(40,398)	(237)	(2,641)
Net interest income after provisioning				
2002	184,265	138,098	7,970	13,849
2003	255,944	203,903	19,816	(3,580)
Net commission income				
2002	73,785	52,744	6,206	1,768
2003	122,761	90,011	(727)	1,067
Trading profit/(loss)				
2002	71,388	29,121	108,811	(9,633)
2003	75,830	46,964	95,073	23,757
Net income from financial investments				
2002	—	—	—	9,964
2003	2	—	1,220	1,840
General administrative expenses				
2002	(175,500)	(284,303)	(29,455)	(21,149)
2003	(237,974)	(365,499)	(29,402)	(25,760)
Other operating profit/(loss)				
2002	—	—	1,017	(3,653)
2003	4,429	838	1,388	(5,199)
Profit before tax				
2002	153,938	(64,340)	94,550	(8,854)
2003	220,991	(23,783)	87,368	(7,875)

(1) Prior to 2004, our Treasury segment was named Proprietary Trading segment. See "—Segment Reporting—Changes to business segment reporting" above.

Results of Operations

Net Interest Income

The following table gives a breakdown of our net interest income:

	2002	2003	Change	Change
	in € thousands			in %
Interest income	854,464	1,106,702	252,238	29.5
Current income	5,318	5,104	(214)	(4.0)
Other interest-like income	744	2,885	2,141	287.7
Interest expenses	(466,815)	(544,944)	(78,129)	16.7
Other interest-like expenses	(15)	(6,064)	(6,049)	—
Total	**393,696**	**563,681**	**169,985**	**43.2**

Net interest income increased by € 170 million or 43.2% from € 394 million in 2002 to € 564 million in 2003. This increase was primarily attributable to a € 130 million or 20.6% increase in interest income from loans and advances to customers and the first-time inclusion of interest income from the financial leasing business in the amount of € 82 million. Our net interest margin (i.e. our net interest income compared to average total assets) increased by 20 basis points from 3.1% in 2002 to 3.3% in 2003. Without the first-time consolidation of the leasing companies and Priorbank JSC, net interest income would only have increased by € 88 million or 22.5% to € 482 million.

The following table gives a breakdown of net interest income by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate customers	222,411	300,267	77,856	35.0
Retail customers	147,097	244,300	97,203	66.1
Treasury	7,970	20,053	12,083	151.6
Participations & Other	16,218	(939)	(17,157)	—
Total	**393,696**	**563,681**	**169,985**	**43.2**

The € 17 million or 105.8% decrease in net interest income in the Participations & Other segment in 2003 is primarily attributable to the transfer to us and first-time full consolidation of our leasing subsidiaries. Until 2002, our (minority) interests in the relevant leasing units had been accounted for at-equity under the Participations & Other segment. Starting in 2003, the now fully consolidated interest income from our leasing units is being included in our Corporate Customers and Retail Customers segments. We made substantial progress in the development of our Retail Customers segment in 2003, with an increase of net interest income of € 97 million or 66.1% to € 244 million in 2003. During the same period, our portfolio of retail loans grew by € 1.3 billion or 101% from € 1.4 billion in 2002 to € 2.7 billion in 2003. To increase the volume of deposits by our retail customers, we were required to increase the interest rates on deposits in some of our markets. As a result, net interest income in the Retail Customer segment only increased at a lower rate than our portfolio of retail loans. The € 12 million or 151.6% increase in net interest income in our Treasury segment is mainly attributable to a € 259 million or 155% increase in our "held-to-maturity" portfolio, which consists mainly of bonds, from € 167 million in 2002 to € 426 million in 2003. The significant increase in financial investments is attributable to decisions by treasury in some of our Network Units to change the classification of the relevant securities.

The following table gives a breakdown of net interest income by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	245,119	318,405	73,287	29.9
SEE	109,256	172,090	62,834	57.5
CIS	39,321	73,186	33,864	86.1
Total	**393,696**	**563,681**	**169,984**	**43.2**

Interest margins vary significantly across the CEE region, depending on the stage of development of each market. Net interest income increased in 2003 across all our geographic segments. The higher increase in net interest income in the SEE segment is largely attributable to our Network Units in Serbia (strong organic growth) and in Kosovo (only consolidated as of December 21, 2002). € 23 million or 67.8% of the € 34 million increase in net interest income in our CIS segment is attributable to the acquisition and first-time consolidation of Priorbank JSC in Belarus. Capital hedging transactions at the level of our other Network Units in the CIS region have effectively converted parts of our local currency investments into hard currency investments with lower interest rate margins. This has resulted in a reduction of interest income in the CIS region, while at the same time increasing trading profit in the CIS segment as a result of foreign currency valuations.

Provisioning for Impairment Losses

The following table gives a breakdown of our additions to provisions, releases of provisions, direct write-downs and payments received on written-down claims:

	2002	2003	Change	Change
	in € thousands			in %
Allocated to provision for possible loan losses	(279,643)	(290,485)	(10,842)	3.9
Released from provision for possible loan losses	233,566	215,234	(18,332)	(7.8)
Direct write-downs	(10,951)	(16,032)	(5,081)	46.4
Income received on written-down claims	7,514	3,684	(3,830)	(51.0)
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

Provisioning for impairment losses increased by € 38 million or 76.9% from € 50 million in 2002 to € 88 million in 2003. This significant increase was only partly attributable to the growth of our loan portfolio. Loans and advances to banks increased by € 0.8 billion or 29.5% from € 2.7 billion in 2002 to € 3.5 billion in 2003 and loans and advances to customers increased by € 3.5 billion or 42.1% from € 8.2 billion in 2002 to € 11.7 billion in 2003. Provisioning for impairment losses was significantly affected by changes in the scope of consolidation in 2003. Net allocations of € 23 million or 27% of total provisioning for impairment losses in 2003 are related to the Network Units that were fully consolidated for the first time in 2003. Portions of these € 23 million in provisions for impairment losses relate to substantial write-offs in our Hungarian and Czech leasing units as a result of investments in difficult market segments. Our Hungarian leasing unit began to invest in the used car leasing business in 2002 and started to encounter high rates of default in this business beginning in 2003. Our Czech leasing unit invested in the truck leasing business before the rise of the Czech crown against the euro made the Czech freight business less competitive and reduced the value in local currency of the trucks serving as collateral. Without the first-time consolidation of a number of new group units, provisioning for impairment losses would only have increased by € 15 million or 29.5% to € 65 million.

In some countries we are legally required to make immediate provisions for impairment losses, as soon as any interest or principal is past due, even if the relevant clients soon catch up with their payment obligations. As a result, we may be required to repeatedly make and release provisions with regard to the same customer over the course of our fiscal year. This is the reason for the high amounts released from provision for impairment losses each year.

The following table gives a breakdown of provisioning for impairment losses by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	(38,146)	(44,323)	(6,177)	16.2
Retail Customers	(8,999)	(40,398)	(31,399)	348.9
Treasury	—	(237)	(237)	—
Participations & Other	(2,369)	(2,641)	(272)	11.5
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

The table shows that € 31.4 million or 82.6% of the total increase in provisioning for impairment losses is attributable to the Retail Customers segment. This increase is mostly the result of a € 1.3 billion or 101% increase in the loan volume in our Retail Customers segment from € 1.4 billion in 2002 to € 2.7 billion in 2003 and of the difficulties in our leasing units in Hungary and the Czech Republic. The increase in the volume of retail customer loans and our extended presence in the markets lead to increased provisioning levels as provisions for retail customer loans are based on standardized statistical methods and not on actual losses. The high increase in provisioning for impairment losses in the Retail Customers segment in 2003 is also partly attributable to a "backlog effect." With a risk/earnings ratio (i.e. the level of provisioning for impairment losses compared to net interest income) of 15.4% in 2003 after 12.6% in 2002, our provisioning for impairment losses is still at a relatively low level compared to other banking groups in the market. This is primarily due to the fact that we have only relatively recently expanded our presence in new customer and product segments (especially in the retail area) and new geographic markets. See also "—Year Ended December 31, 2004 Compared With Year Ended December 31, 2003—Results of Operations—Provisioning for Impairment Losses" above. We expect a gradual convergence of our provisioning levels with those of other market participants over the next few years.

The following table gives a breakdown of provisioning for impairment losses by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(30,997)	(52,148)	(21,152)	68.2
SEE	(11,056)	(23,508)	(12,451)	112.6
CIS	(7,461)	(11,943)	(4,482)	60.1
Total	**(49,514)**	**(87,599)**	**(38,085)**	**76.9**

In 2003, provisioning for impairment losses increased across the region: € 21 million or 68.2% in the CE segment, € 12 million or 112.6% in the SEE segment and € 4.5 million or 60.1% in the CIS segment. Approximately € 7 million or 58.1% of the high increase in provisioning for impairment losses in the SEE segment is attributable to our Network Units in Serbia and Kosovo.

Net Interest Income After Provisioning

Net interest income after provisioning increased by € 132 million or 38.3% from € 344 million in 2002 to € 476 million in 2003.

Net Commission Income

The following table gives a breakdown of our net commission income:

	2002	2003	Change	Change
	in € thousands			in %
Payment and transfers business	74,969	119,774	44,805	59.8
Loan administration and guarantees business	19,537	50,485	30,948	158.4
Securities business	7,278	6,620	(658)	(9.0)
Foreign exchange and precious metals business	9,856	12,577	2,720	27.6
Other banking services	22,863	23,657	794	3.5
Total	**134,503**	**213,113**	**78,610**	**58.4**

Net commission income increased by € 78 million or 58.4% from € 135 million in 2002 to € 213 million in 2003. This increase was primarily attributable to a € 45 million or 59% increase in commission income in the payment and transfers business due to rising volumes in payment transfers and a € 31 million or 158% increase in commission income in the loan administration and guarantee business, mostly as a result of strong growth in our Retail Customers segment. Without the first-time consolidation of the leasing companies and Priorbank JSC, net commission income would have increased by € 50 million or 38%.

The following table gives a breakdown of net commission income by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	73,785	122,761	48,976	66.4
Retail Customers	52,744	90,011	37,267	70.7
Treasury	6,206	(727)	(6,933)	—
Participations & Other	1,768	1,067	(701)	(39.6)
Total	**134,503**	**213,113**	**78,610**	**58.4**

The table shows that the increase in net commission income in 2003 is linearly distributed between the Corporate Customers segment and the Retail Customers segment. The 111.7% decrease in net commission income in our Treasury segment is attributable to increasing fee income in our Croatian pension fund company and also to certain one-time effects in our treasury.

The following table gives a breakdown of net commission income by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	76,958	97,956	20,998	27.3
SEE	47,227	72,476	25,249	53.5
CIS	10,317	42,680	32,363	313.7
Total	**134,503**	**213,113**	**78,610**	**58.4**

In 2003, net commission income increased relatively evenly across the region in absolute terms. Starting at a lower level, proportionate growth was strongest in the CIS segment, partly due to lower fees payable for refinancing lines. In addition, € 20 million or 61.7% of the € 32 million increase of net commission income in the CIS segment is attributable to the first-time consolidation of Priorbank JSC in 2003.

Trading Profit/(Loss)

Trading profit increased by € 42 million or 21.0% from € 200 million in 2002 to € 242 million in 2003. In 2003, trading profit benefited from a € 10 million one-time effect from the valuation of refinancing operations at the holding level. Without the first-time consolidation of the leasing companies and Priorbank JSC, trading profit would have increased by € 28 million or 13.9%.

The following table gives a breakdown of our trading profit/(losses):

	2002	2003	Change	Change
	in € thousands			in %
Interest-rate-related contracts	39,128	16,540	(22,588)	(57.7)
Currency-related contracts	157,282	222,031	64,749	41.2
Share-/index-related contracts	3,277	3,053	(224)	(6.8)
Total	**199,687**	**241,624**	**41,938**	**21.0**

Trading profit from currency-related contracts rose by € 65 million or 41.2% from € 157 million in 2002 to € 222 million in 2003. Approximately € 27 million of this increase is attributable to open foreign exchange positions in connection with capital hedging transactions that we entered into in order to hedge exchange rate movements between the euro and several CEE currencies (RUR, UAH, BYR, ROL, HUF and PLN) and the U.S. dollar.

Trading profit from interest-rate-related contracts, however, fell by € 22.6 million or 57.7% from € 39 million in 2002 to € 16.5 million in 2003, largely due to a € 10 million decrease in interest income on Slovak treasury bills going back to lower interest levels in the market, which resulted in an overall decrease in margins after deduction of refinancing costs.

The following table gives a breakdown of trading profit/(losses) by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	71,388	75,830	4,442	6.2
Retail Customers	29,121	46,964	17,843	61.3
Treasury	108,811	95,073	(13,738)	(12.6)
Participations & Other	(9,633)	23,757	33,391	—
Total	**199,687**	**241,624**	**41,938**	**21.0**

The high € 33 million or 346.6% increase in trading profit in our Participations & Other segment is attributable to gains from hedging activities which are reported in this segment. Trading profit in our Treasury segment suffered from a decrease in interest income on Slovak treasury bills in 2003. The 61.3% increase in trading profit in the Retail Customers segment is attributable to our growing retail customer base and to an increase in both the number and size of foreign currency transactions with this customer group.

The following table gives a breakdown of trading profit/(losses) by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	139,003	142,608	3,605	2.6
SEE	40,320	53,569	13,249	32.9
CIS	20,364	45,447	25,084	123.2
Total	**199,687**	**241,624**	**41,938**	**21.0**

€ 8 million or 32% of the € 25 million or 123.2% increase of trading profit in the CIS segment is attributable to the first-time consolidation of Priorbank JSC in 2003. The balance of the increase in trading profit in the CIS segment is the result of decentralized capital hedging transactions executed locally by our Network Banks in Russia and Ukraine which led to high trading profit due to movements in the exchange rates of the relevant local currencies. The Ukrainian hryvna depreciated 19% and the Russian rouble depreciated 10% in 2003.

Net Income From Investments

Net income from investments fell by € 6.9 million or 69.3% from € 9.9 million in 2002 to € 3.0 million in 2003. We suffered losses on net valuations and net proceeds from disposals of financial instruments "held-to-maturity" (minus € 0.7 million) and on net valuations of equity participations (minus € 0.9 million). These losses were almost balanced by net proceeds from disposals of financial instruments originated by the enterprise (€ 0.4 million) and net proceeds from the sale of equity participations (€ 1.3 million). Net income on other current financial assets consisting of gains from valuation as well as from sales proceeds contributed € 3.1 million.

Net income from investments was affected by the first-time at-equity valuation of eight leasing units in 2002 which resulted in a one-time effect of plus € 7 million. We acquired majority interests in these leasing units in 2003 and they are now fully consolidated.

General Administrative Expenses

General administrative expenses rose by € 148 million or 29% from € 510 million in 2002 to € 659 million in 2003.

More than half of this increase was attributable to the significant increase in staff expenses of € 78.2 million or 35.7% from € 219 million in 2002 to € 297 million in 2003, mostly due to the first time consolidation into RI of the leasing companies and of Priorbank JSC. With the leasing companies we took over approximately 700 new employees and with Priorbank JSC another 2,189. This change in our consolidated group represents an increase in staff expenses of € 30 million or 13.6%. The remaining increase in staff expenses of € 48 million or 22.1% is mainly attributable to the organic growth of our staff by 1,950 employees or 14.0% across the region.

Other administrative expenses rose by € 45 million or 19.6% from € 229 million in 2002 to € 274 million in 2003. Rental, maintenance and operating expenses on buildings (plus € 17.4 million or 28.6%) and expenses for deposit insurance (plus € 10.9 million or 113.7%) contributed disproportionately to this increase in other administrative expenses. Deposit insurance fees are set by local authorities in each country and are subject to change. The total expenses for deposit insurance also largely depend on the volume of retail deposits.

Depreciation of tangible and intangible assets increased by € 25 million or 41% from € 62 million to € 87 million in 2003. This increase also reflected an extraordinary write-down of € 11 million on "stranded investments" (i.e. software developments that were never implemented) in our core banking system Globus.

Without the first-time consolidation of the leasing companies and Priorbank JSC, general administrative expenses would have increased by € 79 million or 15.5%.

The following table gives a breakdown of general administrative expenses by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	(175,500)	(237,974)	(62,474)	35.6
Retail Customers	(284,303)	(365,499)	(81,196)	28.6
Treasury	(29,455)	(29,402)	52	(0.2)
Participations & Other	(21,149)	(25,760)	(4,611)	21.8
Total	**(510,407)**	**(658,636)**	**(148,229)**	**29.0**

The € 62 million or 35.6% increase in our Corporate Customers segment is mostly attributable to staff increases in this segment and to changes in the scope of consolidation. The number of staff in our Corporate Customers segment increased from 3,300 to 5,772 in 2003. The € 81 million or 28.6% increase in our Retail Customers segment is mostly attributable to the expansion of our retail banking activities. The establishment of new outlets pursuant to our retail strategy was the main driver behind this increase in administrative expenses.

The following table gives a breakdown of general administrative expenses by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(310,036)	(377,211)	(67,175)	21.7
SEE	(170,390)	(215,797)	(45,407)	26.6
CIS	(29,980)	(65,628)	(35,648)	118.9
Total	**(510,407)**	**(658,636)**	**(148,229)**	**29.0**

As we are mainly focusing on the CE and SEE regions for the expansion of our retail business, the establishment of new retail outlets in these regions was the main driver behind the increases in general administrative expenses in the CE segment and in the SEE segment. € 28 million of the € 36 million increase in the CIS segment is attributable to the first-time consolidation of Priorbank JSC.

Other Operating Profit/(Loss)

The following table gives a breakdown of our other operating income and expenses:

	2002	2003	Change	Change
	in € thousands			in %
Revenues from non-banking activities	5,981	16,130	10,149	169.7
Expenses arising from non-banking activities	(672)	(9,658)	(8,986)	(1337.2)
Valuation result from hedging instruments and hedged items	(776)	1,608	2,384	307.2
Net income from disposal of tangible fixed assets	844	5,562	4,718	559.0
Other non-income taxes	(11,453)	(19,147)	(7,694)	(67.2)
Other operating income	21,868	48,991	27,123	124.0
Other operating expenses	(18,426)	(42,030)	(23,604)	128.1
Total	**(2,635)**	**1,456**	**4,091**	—

Other operating profit increased by € 4.7 million from minus € 0.2 million in 2002 to € 4.5 million in 2003. The large increase in both other operating income and other operating expenses in 2003 is attributable to the first-time consolidation of the leasing companies. In 2003, other operating expenses also included amortization of goodwill in the amount of € 6.2 million. Other operating income did, however, also include € 7 million from the release of negative goodwill (or "badwill") that arose in connection with the first-time consolidation of the leasing companies. In 2002, we also reported releases of negative goodwill of € 7 million in connection with the restructuring of our Romanian Network Bank which we had acquired in 2001. The € 5 million or 559.0% increase in net income from the disposal of tangible fixed assets is primarily attributable to a € 4 million one-time effect in connection with a sale-and-lease-back transaction by our Romanian Network Bank.

The following table gives a breakdown of other operating profit/(loss) by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	—	4,429	—	—
Retail Customers	—	838	—	—
Treasury	1,017	1,388	371	36.5
Participations & Other	(3,652)	(5,199)	(1,547)	142.3
Total	**(2,635)**	**1,456**	**4,091**	**—**

The profit in both our Corporate Customers and Retail Customers segments are mostly attributable to the first-time consolidation of our leasing businesses and the related income from the disposal of leasing assets. The losses in our Participations & Other segment are attributable to an increase in non-income taxes.

The following table gives a breakdown of other operating profit/(loss) by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	(4,080)	4,874	8,954	219.5
SEE	3,583	824	(2,759)	(77.0)
CIS	(2,138)	(4,242)	(2,104)	98.4
Total	**(2,635)**	**1,456**	**4,091**	**155.3**

Profit Before Tax

Profit before tax increased by € 101.4 million or 57.9% from € 175 million in 2002 to € 277 million in 2003. This increase was primarily attributable to an increase of profit in our Corporate Customers segment and a significant decrease of losses in our Retail Customers segment. Without the first-time consolidation of the leasing companies and Priorbank JSC, profit before tax would have increased by € 58 million or 33.1%.

Profit before tax by business segment

The following table gives a breakdown of profit before tax by business segment:

	2002	2003	Change	Change
	in € thousands			in %
Corporate Customers	153,938	220,991	67,054	43.6
Retail Customers	(64,340)	(23,783)	40,556	63.0
Treasury	94,550	87,368	(7,181)	(7.6)
Participations & Other	(8,854)	(7,875)	979	11.1
Total	**175,293**	**276,701**	**101,408**	**57.9**

The Corporate Customers segment contributed € 221 million or 79.9% of total profit before tax in 2003 compared to € 154 million or 87.8% of total profit before tax in 2002. Compared to our overall performance, this represents a lower increase of 43.6% or € 67 million.

The Retail Customers segment reported losses of € 24 million in 2003 compared to losses of € 64 million in 2002. Although this segment remained unprofitable in 2003, results in this segment improved significantly by 63.0% or € 41 million, compared to our overall performance. The improved performance of our Retail Customers segment is mainly attributable to an increase in our customer base and higher volumes as a result of the continuing expansion of our retail activities.

The Treasury segment contributed € 87 million or 31.6% of total profit before tax in 2003 compared to € 95 million or 53.9% of total profit before tax in 2002. This represents a decrease of € 7.2 million or 7.6%. The principal reason for this decrease is the € 10 million decrease in interest income on Slovak treasury bills.

The Participations & Other segment reported losses of € 8 million in 2003 compared to losses of € 8.9 million in 2002. Although this segment remained unprofitable in 2003, this represents an improvement of € 1 million or 11.1%.

Profit Before Tax By Geographic Segment

The following table gives a breakdown of profit before tax by geographic segment:

	2002	2003	Change	Change
	in € thousands			in %
CE	120,743	136,180	15,437	12.8
SEE	21,574	59,650	38,076	176.5
CIS	32,976	80,871	47,895	145.2
Total	**175,293**	**276,701**	**101,408**	**57.9**

The CE segment contributed € 136 million or 49.2% of total profit before tax in 2003 compared to € 121 million or 68.9% of total profit before tax in 2002. Compared to our overall performance, this represents a relatively low increase of only 12.8% or € 15 million.

The SEE segment contributed € 60 million or 21.6% of total profit before tax in 2003 compared to € 22 million or 12.3% of total profit before tax in 2002. Compared to our overall performance, this represents a significantly higher increase of 176.5% or € 38 million. In 2003, our Romanian Network Bank finally managed to break even after its restructuring and our Bulgarian Network Bank also made good progress.

The CIS segment contributed € 81 million or 29.2% of total profit before tax in 2003 compared to € 33 million or 18.8% of total profit before tax in 2002. Compared to our overall performance, this represents a significantly higher increase of 145.2% or € 48 million. Slightly more than one third of this increase is attributable to the first-time consolidation of Priorbank JSC which contributed € 18 million to profit before tax.

Income tax

Despite the increase in profit before tax of 57.9%, taxes on income and earnings increased by only € 10 million or 25.5% from € 39.2 million in 2002 to € 49.3 million in 2003. This represents an effective tax rate of 17.8%, which is the result of mixed taxation of our profit in each country in which we operate. Without the first-time consolidation of the leasing companies and Priorbank JSC, income taxes would have increased by € 3 million or 6.5%. The lower increase in income taxes, compared to profit before taxes, was primarily attributable to tax reforms in some CEE countries, especially in Slovakia, where Tatra banka benefited considerably from these reforms.

Profit After Tax

Profit after tax increased by € 91 million or 67.2% from € 136 million in 2002 to € 228 million in 2003.

Minority Interests in Profit

Minority interests in profit increased by only € 16.2 million or 49.9% from € 32.5 million in 2002 to € 48.7 million in 2003. This lower increase compared to the 67.2% increase in profit after tax is attributable to the fact that the highest increases in profit were recorded by units in which we hold shares of, or close to, 100% while units with higher minority ownership only recorded stable profit or lower profit increases.

Consolidated Profit

Consolidated profit increased by € 75.2 million or 72.6% from € 103.5 million in 2002 to € 178.7 million in 2003. Without the first-time consolidation of the leasing companies and Priorbank JSC, consolidated profit would have increased by € 42 million or 40.5%.

Liquidity and Capital Resources

Shareholders' Equity, Subordinated Capital and Other Sources of Liquidity

The following table shows our shareholders' equity and subordinated capital as of December 31, 2002, 2003 and 2004:

	As at December 31,		
	2002	2003	2004
		in € millions	
Shareholders' equity			
Subscribed capital	50	50	382
Additional paid-in capital	665	770	935
Retained earnings	204	283	523
hereof effects arising from currency translation	(93)	(184)	(143)
hereof consolidated profit	104	179	211
Total shareholders' equity	**919**	**1,103**	**1,840**
Minority interests	227	276	337
Subordinated capital			
Subordinated liabilities	194	252	423
Supplementary capital	—	58	21
Total subordinated capital	**194**	**310**	**444**
Other sources of liquidity			
Deposits from banks	2,909	5,320	6,619
Deposits from customers	9,365	12,083	18,169
Liabilities evidenced by paper	406	433	662
Total other sources of liquidity	**12,680**	**17,836**	**25,452**

Our subscribed capital consists of 125,000,000 Shares representing a total nominal value of € 380 million and of participation rights (*Genussrechte*) with a total nominal value of € 2 million. In 2004, our subscribed capital increased by € 332 million as a result of contributions by our parent company RZB and our minority

shareholders who subscribed for additional capital in the fourth quarter of 2004. See "Major Shareholders" below. The additional capital was required to fund the continuing organic growth of our Network Banks, especially in the Retail Customers segment and to allow us to pursue attractive acquisition opportunities.

In the past, additional paid-in capital (capital reserves) was provided by RZB to enable us to pursue our expansion in the CEE region and to strengthen the capital base of several of our Network Units. As of December 31, 2004, our capital reserves reached € 935 million, an increase of € 165 million or 21.4% compared to December 31, 2003.

Retained earnings represents the sum of our undistributed profits. Large reductions in retained earnings result from exchange rate movements between the euro and the local reporting currencies of our Network Units in the CEE. The translation difference between the local currency denominated equity positions of our fully consolidated Network Units and the euro are shown as effects arising from currency translation and reached a cumulative total of € 143 million as of December 31, 2004. Because local currencies in the CEE appreciated slightly against the euro in 2004, effects arising from currency translation decreased by € 40 million compared to December 31, 2003. At the beginning of 2004, our management commenced central capital hedging activities. The net effect of these hedging activities of € 2 million in 2004, was booked directly into equity. These changes in retained earnings as a result of currency fluctuations only affect our consolidated capital position. They have no effect on the regulatory capital of our individual Network Banks, as local capital adequacy requirements are expressed in local currency terms. You can find a more detailed description of our hedging activities and currency risk management under "Risk Management—Currency Risk."

Several of our Network Banks have issued subordinated capital (with minimum maturities of five years) to meet local capital adequacy requirements, as subordinated capital qualifies as Tier 2 own funds. The majority of the € 444 million of subordinated capital was provided by RZB (€ 378 million) and by multinational institutions such as EBRD and DEG.

The terms of several loans to Network Banks from our minority shareholders or third-party creditors require that RZB continues to own, directly or indirectly 51% or more of the relevant Network Bank. Should RZB's ownership interest in the relevant Network Bank fall below this threshold, these loans could be accelerated. As a result of this Offering, RZB will decrease its participation in certain Network Banks below this threshold. We have informed the relevant lenders of the planned Offering and believe that the respective lenders, including some of our Selling Shareholders, will not accelerate the outstanding loans owed by us. In the event that lenders would not agree to continue their loans to us, we could replace those existing financings by unused credit lines, or from other sources at prevailing market rates, which are in many cases currently more favorable to us than the terms of loans which may be accelerated.

Our other sources of liquidity consist of deposits from banks (€ 6.6 billion), deposits by customers (€ 18.2 billion) and liabilities evidenced by paper (€ 662 million). Deposits from customers increased by € 6.1 billion or 50.4% in 2004 and remain our most important source of refinancing. Deposits by banks are subject to larger fluctuations as they are also used to meet short-term capital demands within the regular inter-bank business.

Our parent RZB is our largest creditor. As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion and RZB also acted as guarantor for loans by us in a total amount of approximately € 415 million. This represents approximately 7.7% of our total debt. Apart from RZB, we owe a total of four creditors the European Investment Bank, the EBRD, the IFC and the Hungarian Eximbank, more than € 100 million each and we have five depositors, including RZB, with deposits of more than € 100 million each. Several Raiffeisen Landesbanken also provided loans to us in a total amount of approximately € 300 million. Some of our Network Banks, notably in Russia, rely on deposits by a limited number of large customers as a significant source of funding and liquidity. RZB guides and manages the global treasury of the RZB Group, which includes us. RZB, at its sole discretion, may also act as a lender of last resort in case one of our Network Units is undergoing an acute liquidity crisis. See also "Certain Relationships with Existing Shareholders-Relationship with the Raiffeisen Banking Group-Funding Transactions" and "Risk Management—Asset/Liability Management" below.

Our deposit/loan coverage for customers steadily improved to 112% as of December 31, 2004. This coverage ratio exceeded the 100% threshold in 2003 and reached 103% as of December 31, 2003.

Capital Adequacy

The following table shows the components of our consolidated regulatory own funds and our capital adequacy ratios by applying the principles specified for banks in the Austrian Banking Act. We are not a bank and therefore not required to demonstrate compliance with bank regulatory requirements as a group. We are, however, a member of the RZB Group and our parent RZB, as an Austrian bank, does have to demonstrate compliance with Austrian banking regulations with regard to its entire consolidated group and RZB is therefore required to monitor the development of our regulatory capital. Accordingly, we are indirectly affected by and subject to relevant capital adequacy requirements. Please see "Banking Regulation and Supervision—Banking Regulation and Supervision in Austria" below for a detailed description of Austrian banking regulations and capital adequacy requirements and how they affect us. Our regulatory capital and capital ratios will increase as a result of the Offering. Please refer to "Capitalization" for a description of the effects of the Offering on our capitalization.

	As at December 31,		
	2002	2003	2004
	in € millions, except %		
Own funds:			
Tier 1 capital (core capital)	907	1,204	1,977
Tier 2 capital (Additional own funds)	180	265	403
Deduction posts	(47)	(15)	(51)
Total eligible own funds (Tier 1 und Tier 2)	1,071	1,455	2,329
Tier 3 capital	—	8	31
Total own funds (Tier 1 + Tier 2 + Tier 3)	1,071	1,463	2,360
Risk weighted assets/market risk positions:			
Assets	7,517	10,788	16,690
Off-balance-sheet transactions	862	1,249	1,766
Special Off-Balance sheet transactions	8	6	15
Total risk-weighted assets (banking book)	8,387	12,043	16,690
Own funds requirement:			
Banking book	671	963	1,335
Trading book	52	54	136
Open currency position	20	7	100
Total own funds requirement	743	1,024	1,571
Tier 1 ratio (banking book) (in %)	10.8	10.0	11.8
Tier 1 ratio (including market risk) (in %)	9.8	9.4	10.1
Own funds ratio (Tier 1 + Tier 2 + Tier 3) (in %)	11.5	11.4	12.0

As a result of our rapid and continuing expansion, own funds increased by € 897 million or 61.3% in 2004 to more than € 2.3 billion. Due to the fast expansion of our banking activities in the CEE, we were able to self-finance only half of our capital needs through retained profit in 2004. Additional capital measures in 2004 and the Offering will further improve our ability to fund further organic growth as well as potential growth through acquisitions.

As a result of additional capital contributions by our minority shareholders and also by our parent RZB, Tier 1 capital increased by € 500 million or 41.5% in 2004 and retained earnings contributed an additional € 273 million. Raiffeisen International issued a total of 12.5 million new shares at a purchase price of € 40 per share. RZB acquired 3,750,004 shares, IFC and EBRD acquired 2.5 million shares each and 8 Raiffeisen Landesbanken and/or their subsidiaries acquired a total of 3,749,996 shares. On March 8, 2005, our shareholders' meeting resolved to conduct a 2:1 stock split, which has doubled the number of shares held by each of our shareholders. Our acquisition of the Albanian Savings Bank resulted in a reduction of own funds by € 65 million (as at first-time consolidation). Overall, our Tier 1 capital increased by € 772 million or 64.2% in 2004. Currency translation effects from capital consolidation also have an impact on our Tier 1 capital as the capital of most of our Network Units is expressed in non-euro currencies. These effects have led to a reduction of our Tier 1 capital of € 98 million in 2003 and to an increase in our Tier 1 capital of € 53 million in 2004.

Tier 2 subordinated capital increased considerably by € 137 million or 51.8%. The largest portion of these funds is provided by RZB and they are mainly used to cover the local capital requirements of several of our Network Banks. € 71 million of our Tier 2 capital is allocable to our Network Bank in Croatia and our Network Banks in Poland, Romania and Russia also account for Tier 2 capital of more than € 50 million each.

The acquisition of a 12.8% beneficial interest in JSC Bank TuranAlem, Almaty (Kazakhstan) led to a € 29 million increase in deductions for holdings in banks and financial institutions not fully consolidated in 2004. Total deductions for holdings in banks and financial institutions not fully consolidated in 2004 amounted to € 51 million.

Our Tier 1 ratio (including market risk) for 2004 is 10.1% after 9.4% in 2003. Our overall own funds ratio changed by 0.6 percentage points from 11.4% to 12.0%.

The current capital adequacy regime applicable to us will be replaced by the new Basel II capital adequacy regulations issued by the European Union in 2005. For more detail on the Basel II regulations and how they might affect us see "Risk Factors—The introduction of Basel II may adversely affect our business" above and "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union—Capital Adequacy (Basel I and II)" below. These new, more risk sensitive regulations may have a material impact on the capital requirements of the RZB Group and its group units, including us. We expect resulting capital requirements to increase slightly. We are involved in a major implementation process led by our parent RZB. Due to the diversity of our Network Units, we are planning to apply a "permanent partial use" of the new rules in the credit risk area when the Basel II rules are coming into force in 2007 pursuant to which some of our larger units will apply the Foundation IRB (Internal Ratings Based) Approach while smaller units in particular will apply the Standardized Approach. For many asset segments such as corporates or banks and financial institutions we have, however, already implemented a common Group-wide rating system. For both operational risk and market risk we plan to use the Standardized Approach.

Local capital requirements differ from country to country. See "Banking Regulation and Supervision—Local Banking Regulation and Supervision." All of our Network Banks have to comply with the local capital requirements in the markets in which they operate.

Off-Balance Sheet Transactions

The following table shows our off-balance sheet liabilities as of December 31, 2002, 2003 and 2004:

	As at December 31,		
	2002	2003	2004
		in € millions	
Contingent liabilities			
Guarantee credits	584	666	744
Other guarantees	465	601	736
Letters of credit	142	150	225
Other contingent liabilities	5	22	28
Commitments			
Irrevocable loan promises / stand-by facilities	1,879	1,957	2,943
Other commitments	723	1,108	1,261

We incur off-balance sheet obligations in the normal course of our core banking business. We issue financial guarantees and standby letters of credit for the financial liabilities of third parties and we may have cash payment obligations towards the beneficiaries of these products in the event that our customers are not able to meet their obligations. The amount of financial guarantees was slightly increased by 12% from € 666 million in 2003 to € 744 million in 2004. In addition, we issue performance guarantees for our customers (guarantee business). Most of the fees charged for these services are booked as fee and commission income in the income statement. The volume of these guarantees increased by 22.5% from € 601 million in 2003 to € 736 million in 2004.

We are also engaged in international trade financing with export and import letters of credit providing payment guarantees for our customers. We were able to significantly increase the volume in this product area by 50% from € 150 million in 2003 to € 225 million in 2004.

Unused credit lines that we have granted to our customers are recorded as commitments. These represent externally committed credit lines which could be used by our customers but which have not yet been called. Depending on the nature of the business, some of the fees charged are reported as interest income, while others are reported as fee income. Our total commitments increased by 37% from € 3.1 billion in 2003 to € 4.2 billion in 2004.

Contractual Obligations

The following table gives a breakdown of our contractual payment obligations by maturity as of December 31, 2004:

	Due on Demand or Without Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 to 5 Years	More than 5 Years
			in € thousands		
Deposits from banks	475,566	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by certificates	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

The table provides an overview of our liabilities, broken down according to the time remaining to formal maturity. In practice, however, only a small portion of deposits, for example, which are due on demand or which have short remaining maturities are actually withdrawn by our customers. We continuously monitor the "stickiness" of our deposits. In the case of any sudden or significant change in the stickiness of customer deposits, we can make use of stand-by credit lines agreed with other banks and we may also resort to RZB which may act as the lender of the last resort in certain circumstances. You can find a detailed description of how we manage liquidity risk under "Risk Management—Liquidity Risk" below.

Other than in the case of deposits, the repayment terms of our liabilities evidenced by paper and of our subordinated capital are fixed.

Recent Developments and Outlook

We are currently evaluating the potential acquisition of Aval Bank in the Ukraine. Raiffeisen International and Raiffeisen Bank Ukraine have signed a Memorandum of Understanding with the shareholders of Aval Bank, which gives us the exclusive right to negotiate the purchase of more than 88% of the voting shares in Aval Bank. The exclusivity period started on February 1, 2005 and ends on May 31, 2005, but may be extended by mutual consent. Our purchase of the shares in Aval Bank is subject to satisfactory results of our due diligence investigations and the purchase price will depend on the results of an external audit of Aval Bank's financial statements by an internationally recognized firm of auditors. Based on Aval Bank's unaudited financial statements for 2004 we expect that any purchase price would represent a significant portion of the net proceeds from this Offering.

Aval Bank is currently the second largest bank in the Ukraine in terms of total banking assets and had a market share of approximately 10% as of December 31, 2004 (Source: Association of Ukrainian Banks). As of December 31, 2003, Aval Bank had total assets of approximately € 1.5 billion, total equity of € 100 million and reported profit before tax of approximately € 22 million. Aval Bank services approximately 3.4 million customers in the Ukraine through more than 1,400 outlets across the country. (Source: Aval Bank)

On February 16, 2005, we received permission to officially register Raiffeisen Leasing Kazakhstan. Raiffeisen Leasing Kazakhstan LLP is a wholly-owned subsidiary of RLI, which acts as the management holding company for all our leasing businesses. Raiffeisen Leasing Kazakhstan started its operative business in mid-March.

In 2005, we increased the capital of our Network Banks in Bulgaria (plus € 15 million) and Romania (plus € 40 million) to further support our growth in these countries.

We have entered final negotiations for the sale of our 94.09% ownership interest in our Bosnian insurance subsidiary, Raiffeisen Osiguranje d.d., to UNIQA International Beteiligungs-Verwaltung GmbH, for an expected purchase price of € 3.29 million. The seller will be our Bosnian Network Bank, which will continue to distribute life and non-life insurance products through its outlets as part of a broader policy to further cooperation between our local Network Units and the international arm of UNIQA Versicherungen AG.

There have been no significant changes to our business or to our financial condition since our last balance sheet date on December 31, 2004 and based on preliminary figures for the months of January and February, we expect a positive business development across our Network for 2005.

MARKET OVERVIEW

The following section contains an overview of the banking markets in Central and Eastern Europe and the competitive environment in which we are operating. This section should be read in conjunction with the sections "Risk Factors-Risk Relating to Our Business-We are particularly exposed to the risk of political or economic instability in Central and Eastern Europe" and "Risk Factors—Risk Relating to Our Business—We operate in highly competitive markets and compete against large financial institutions as well as established local competitors."

Development of the CEE Banking Market

Central and Eastern Europe is a large and highly dynamic region that offers substantial prospects for growth and future prosperity. Notwithstanding the rapid growth of the CEE banking sector over recent years, local populations remain widely underbanked compared to the more mature markets in Western Europe, leaving a significant potential for banks active in the region to grow by meeting the unsatisfied demand for banking services of all kind. The sizes of the banking sectors in the different countries in the CEE differ significantly, as do their economies. The new EU member countries show the highest levels of both GDP per capita as well as financial intermediation and the combined banking sectors of these countries are twice the size (expressed as assets in euros) of the Russian banking sector, even though Russia has a population about twice as large. The banking sectors of the SEE countries or the other European CIS countries (Ukraine and Belarus) are much smaller still, reflecting particularly low levels of GDP per capita and financial intermediation.

After the fall of communism, the CEE countries faced the difficult task of transforming their financial systems, whose primary function had been to simply record the authorities' central planning decisions on the allocation of resources among various sectors and enterprises. Key reforms implemented across the region at the outset of the transition process from central planning to market-oriented economies included the introduction of two-tier banking systems (i.e. systems with "first tier" central banks responsible for the implementation of monetary policies and a separate "second tier" of commercial banks), the lifting of sectoral restrictions on "special banks" (i.e. special-purpose credit institutions such as mortgage banks or building societies), the licensing of privately-owned banks, the admission of foreign banks to local markets, the general liberalization of licensing policies, and the creation of new legal frameworks and supervisory regimes.

These early banking sector reforms often resulted in a liberal licensing policy coupled with weak supervision and shortcomings in the legal framework. Adequate bankruptcy laws either did not exist or were simply not enforced. A large number of newly-founded banks often engaged in unsound practices, while the state-owned commercial banks, which evolved from the specialized financial institutions under the old mono-bank system, suffered from an inherited burden of bad loans and an insufficient initial capital base. Banking systems in the region were generally burdened by a shortage of capital and banking skills. Political intervention coupled with the uncertain economic and institutional environment in the state-owned banks led to a quick accumulation of bad loans which, in turn, led to a number of banking crises. During the ensuing large-scale bank recapitalization programs, substantial public funds had to be allocated to prepare the state-owned banks for privatization.

Current Status of Bank Restructuring and Privatization

Central Europe. In the new EU member countries, bank restructuring and the subsequent privatization process took up to 2001 for the Czech Republic, Slovakia and Lithuania, but is now substantially complete. As a result, the vast majority of banks operating in those countries are now private, mostly foreign-owned and characterized by efficient management, aggressive market penetration and prudent lending. The last large majority state-owned bank, Poland's PKO, was partially privatized in November 2004 and there are only two large private domestic-owned banks left with Hungary's OTP and Latvia's Parex Banka. The relative size of the banking sectors in the new EU member countries, measured by total assets as a percentage of GDP, is by far the highest within the CEE region but is still substantially lower than in Western European countries.

South-Eastern Europe. The situation is already very similar in Croatia and Bulgaria. While in Bulgaria bank privatization was finally completed in 2003, two large majority state-owned banks remain in Romania, BCR and CEC, both scheduled for privatization in the near future. The banking sectors in the other former Yugoslav republics are still at a much earlier stage of development. State-owned banks still have a significant

market share in these countries and there are also fewer foreign-owned banks. The banking sector in Bosnia & Herzegovina was almost completely destroyed by the civil war in the country and had to be virtually recreated. In Serbia, bank restructuring and the subsequent privatization has only recently begun. In Albania the privatization process was basically completed in early 2004 with our purchase of the former Savings Bank. The banking sectors in the SEE countries are all somewhat smaller in size, relative to GDP, than those in the new EU member countries, which reflects the earlier stage of transition and banking sector reforms in these countries, although total banking assets also recorded a steady and substantial growth in those countries.

Commonwealth of Independent States. Russia, Ukraine, Belarus and Kazakhstan are each different stories altogether. The particularly high share of state-owned banks in Belarus, which corresponds to its centrally planned economy, indicates the perception that reforms and a restructuring of the banking sector are only in their earliest stages. There are only two state-owned banks left in Ukraine, Oshadbank and Ukreximbank. Both of these banks are scheduled for eventual privatization. In Kazakhstan, banking privatizations occurred much earlier and today, the commercial banks in the country are largely privately owned although many remain closely associated with industrial conglomerates. With € 180 billion in total banking assets as of December 31, 2004, Russia is by far the largest market in the CEE region and market consolidation is still in its infancy with more than 1,500 banks in operation at the end of 2003 (Source: Russian Central Bank). State-owned Sberbank is by far the largest bank in Russia, accounting for approximately 28% of total banking assets, and another state-owned bank, Vneshturgbank, accounted for an additional 5.2% at the end of 2003 (Source: Russian Central Bank). While the overall number of banks in Russia has steadily declined over the last few years, the consolidation of the banking sector is still ongoing. In Belarus, Russia and Ukraine, strong economic growth over the last few years has allowed banks to reduce the share of bad loans in their portfolios and to post very impressive performances. As in the countries of the SEE, the banking sectors in Russia, Ukraine, Belarus and Kazakhstan are, however, still smaller in relative size than the more developed banking markets in the new EU member countries, in spite of equally strong and steady growth of total banking assets in recent years.

Growth of the CEE Banking Sectors and Convergence with the Eurozone

In spite of the steady and substantial growth of total banking assets across the CEE region in recent years, even in the new EU member countries, total banking assets at the end of 2003, only amounted to approximately 77.4% of GDP, compared to more than 200% of GDP in the eurozone countries (Source: European Central Bank, local central banks). This suggests that there is still a significant potential for sustainable growth in the banking sector across the CEE for years to come. The predicted growth of the banking sectors in the CEE and a convergence with the countries of the eurozone will, however, only materialize if the overall economies of the region also manage to gradually converge to the income and productivity levels prevailing in the eurozone. The gap between the new EU member countries and the non-EU countries in the region in terms of total credits as a percentage of GDP has gradually decreased in recent years because of particularly strong growth of credits in the non-EU countries. It is, however, important to note that many of the banking sectors of the non-EU countries in the region will still have to carry out a thorough clean up of their loan portfolios, a necessary process that has basically been completed in the new EU member countries. The gap between the CEE countries and the eurozone countries in terms of total credits as a percentage of GDP is, however, still substantial, with total credits reaching 110% of GDP in the eurozone at the end of 2003 (Source: European Central Bank).

Strong Credit Growth

The banking sectors in Bulgaria, Bosnia & Herzegovina, Russia and the Ukraine have experienced a particularly strong expansion of loans to private enterprises, while this segment is probably only about to take off in Romania. Loans to small and medium-sized enterprises appear to be on the verge of becoming a major business area in coming years. In spite of a large demand, this business area has been greatly neglected in the past and an expansion of this business area has great potential ramifications for the overall economies of the region.

The fastest-growing business area for banks in the CEE over the last few years has been consumer loans. Credits to households have displayed very high growth rates in euro terms and given the still relatively low ratio of consumer loans to GDP in most CEE countries compared to more mature markets in Western Europe or the United States, we expect this trend to continue in coming years.

Another emerging business area in a number of CEE countries is mortgage loans, which have also displayed exceptional growth rates over the past few years. There is generally a very high demand for financing the construction and the renovation of apartments and houses in the region, which is evident from the rapid expansion of this business area wherever the necessary legislative framework is put into place. So far this is, however, only the case in the new EU member countries and a few other selective countries including Croatia and Bulgaria. For banks, mortgage loans involve relatively low risk and provide a means to diversify their portfolios away from state securities, corporate credits and consumer loans. We expect that the mortgage market will continue to grow in importance over the coming years, including some of those countries that have not yet created the necessary legislative framework.

Macroeconomic Fundamentals

The rapid growth of credits in recent years has, however, already raised concerns about macroeconomic stability in a number of countries in the region, triggering restrictive measures by the central banks in these countries. With loans often being used to buy imported consumer goods, trade and current account deficits have markedly increased in many countries in the region. High current account deficits are especially troublesome if they cannot be financed by non-debt creating inflows (i.e. foreign direct investment) and can seriously threaten a currency's stability. The situation can be complicated further if banks, which are now mainly foreign-owned in many CEE countries, use their access to foreign funds in order to refinance consumer lending, making domestic monetary policy instruments less effective. High and growing current account deficits that were at least in part aggravated by the growth of consumer loans have been recorded in Hungary, Estonia, Latvia, Lithuania, Croatia, Bulgaria, Romania and Bosnia. In 2004, the central banks of Croatia, Bulgaria and Romania have all introduced a number of different measures to restrict credit growth. In the case of Croatia these measures coincide with the relatively high level of credits to households as a percentage of GDP compared to GDP per capita and a relatively high and growing stock of foreign debt. Credits to households in Bulgaria and Romania, on the other hand, have started out from very low levels in terms of GDP per capita. The central banks in these countries are therefore not trying to put a complete stop on credit growth, but rather to slow it down moderately to levels that the economy, in particular the external balances, can cope with. Monetary policy in general has to rely on rather blunt instruments (mainly adjustments of interest rates and reserve requirements) and it is almost impossible to curb the growth of consumer loans without also affecting credits to enterprises, which is something that the CEE countries can ill afford. On the contrary, the economies of these countries need an increase in corporate lending, particularly to small and medium-sized enterprises, in order to further raise productivity and improve quality.

Deposits

With the credit boom evident in virtually all of the CEE countries, deposits have shown a much more moderate development.

Deposits by households have declined in many markets, mostly as a result of credit fuelled consumption in these countries. Household deposits decreased on average, as a percentage of GDP, in both the eight countries that have joined the European Union in May 2004 (the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia, together the "First Wave Accession Countries") and the three countries that are hoping to join the EU in 2007 (Bulgaria, Croatia and Romania, together the "Second Wave Accession Countries"), while growing strongly in other CEE countries. The general level of deposits in these latter countries is, however, still relatively low due to a wide-spread distrust of banks that has only recently started to diminish, helped by ongoing bank restructurings and privatizations, and substantial savings are believed to be still "hidden under the mattresses" in these countries.

Still total deposits as a percentage of GDP have increased and the gap between the CEE countries and the eurozone countries in terms of total deposits as a percentage of GDP is generally much smaller than the corresponding gap in all credit categories. Total deposits as a percentage of GDP are particularly high in Hungary, the Czech Republic, Slovakia and Croatia, where they accounted for more than 60% of GDP by the end of 2003 (78% in the case of Hungary), compared with 89% in the eurozone (Source: European Central Bank, local central banks). There is a substantial and stable overhang of deposits over credits in the new EU member countries. Banks used to have to allocate substantial funds into state securities, something that has been very profitable in the past but has become less attractive in recent years due to the steady decrease of interest rates and yields. In the past, the overhang of deposits was even higher in the SEE countries, but decreased significantly due

to the rapid credit growth. The situation has been different in Russia and the European CIS countries, where total deposits do not suffice to cover total credits. While trust in the banking system has improved in recent years, the ratio deteriorated further due to the fast credit expansion.

Competition

Current Competitive Landscape

The CEE banking sector has witnessed a remarkable transformation since the fall of communism over 15 years ago. Even in some of the most advanced markets, the process of restructuring and privatizing formerly state-dominated banking sectors is, however, either still ongoing or has only been very recently completed. As described above, a majority of the banks operating in the First Wave Accession Countries and in the Second Wave Accession Countries today are private banks and most of these private banks are foreign-owned. The banking sectors of other CEE countries are, however, still at an earlier stage of their development. State-owned banks still have a significant market share in these less developed markets and there are also fewer foreign-owned banks. Western European banks have, so far, dominated the consolidation process and now control local markets to a large extent. Only the banking markets in Russia, Ukraine, Belarus and Kazakhstan remain largely untapped by international banks.

We are facing significant competition in all aspects of our business. The level of competition does, however, vary from country to country and depends on a number of factors which include the level of concentration in the relevant domestic banking market and the capital resources and quality of management among our local competitors, which often depends on whether we are primarily competing with purely domestic competitors or members of other foreign banking groups. In most of our markets, these local subsidiaries of foreign banking groups are our main competitors. Only in a limited number of markets (notably in Hungary and in the CIS countries) we are still facing significant competition from pure domestic banks (both private and state-owned). In most of our markets, we are primarily competing with universal banks. Specialized financial institutions that focus, for example, on leasing or consumer finance, also play a significant role in some of our markets.

Austrian, Belgian, German, French and Italian banks in particular have used the opportunity to "go east" and offer the highest CEE exposure in terms of total group assets. The only "local" bank that is pursuing a clear regional expansion strategy is Hungary's OTP. With total group assets in the CEE of approximately € 28.9 billion as of December 31, 2004, we are one of the leading foreign banking groups in the region. Among our main international competitors in the region, based on total assets in CEE, are KBC (Belgium), Erste Bank (Austria), Unicredito (Italy), HVB Group (Germany/Austria), Société Générale (France), Banca Intesa (Italy), Citibank (USA) and OTP (Hungary).

What makes us unique among our international competitors, however, is our character as a "pure player" in the CEE as a result of our exclusive focus on the region. In contrast, the share of the CEE assets of most of our international competitors, as a percentage of total group assets, is well below 30% and in many cases even below 10%. Aside from us, only Hungary's OTP is primarily focused on the CEE.

In addition, many of our international competitors in CEE have a very high network concentration in just a few countries in the region. We have Network Banks in 15 countries.

We are currently one of the leading banking groups in the CEE, offering our customers banking and financial services through our Network Banks and other financing subsidiaries across the region. We have one of the most comprehensive branch networks of any bank in the CEE. With this extensive physical presence as well as strong brand name recognition across the region, we believe we hold a significant competitive advantage over many of our competitors and we consider ourselves to be well positioned to meet new competitive challenges in the future.

For a more detailed description of our strengths, strategies and competitive position both in the CEE region overall as well as in each individual country see "Business Description—Competitive Strength", "Business Description—Strategy" and "Business Description—Geographic Segments." For a more detailed description of the competitive challenges that we are facing please also see "Risk Factors—We operate in highly competitive markets and compete against large international financial institutions as well as established local competitors."

Competition Trends

As the CEE banking markets mature, we expect competition not only from local competitors, but also in particular from global financial institutions, to increase and for margins to fall. Foreign banks in the CEE already accounted for approximately 54.4% of total banking assets by the end of 2003 (78.7% in the CE and 71.3% in the SEE) (Source: Local Central Banks). This high level of foreign ownership has resulted in strong competition as foreign banks are continuing to introduce both know-how and capital into the CEE banking sector. The inflow of capital has also resulted in excess lending capacity among banks in the region, measured both by capital adequacy as well as loan to deposit ratios.

With accession to the EU, barriers to market entry in the First Wave Accession Countries have already been largely eliminated for banks based in other EU member countries and we have also observed an increased interest by foreign banks in the Second Wave Accession Countries which, in some cases, has already resulted in falling interest rate margins in lending. We expect that accession will generally lead to increased competition as banking groups already active in the banking markets in the CEE will seek to expand their presence and new entrants may also move into these markets. As countries are further integrated into the EU and with increasing implementation of EU norms, market convergence will likely accelerate. We expect our markets in the CEE to become more stable, funding costs to decrease, and the level of sophistication in the banking markets in the CEE to increase. We generally expect that pricing pressure on our fees and commissions will increase and that interest rate margins in lending will narrow.

We also anticipate that the banking industry will continue the trend towards consolidation, on both a regional and an individual country level. In most of our markets, there are too many banks with an inadequate customer base and/or low levels of capitalization. Continuing domestic consolidation will most likely be driven by further privatizations of state-owned banks, by economies-of-scale that particularly exist in retail banking and by a relative competitive advantage of foreign-owned banks over local banks, as a result of consumer perceptions and better funding. The trend towards consolidation in the global financial services industry is creating competitors with broad ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. This is coupled with a shift from mere pricing competition to increasing competition based on other factors such as innovation, customer service or range of products and services offered. We expect these trends to continue across the CEE region. Smaller banks must either find profitable niche markets or risk becoming uncompetitive. Regional consolidation is largely driven by Western European banks and by the need to build retail franchises with multiple distribution channels. Further consolidation on a regional level may finally occur as a result of reviews by Western European banks of their core competences which may cause some of them to divest their CEE holdings.

The growing importance of multi-channel distribution in the CEE, i.e. the introduction of new, alternative marketing and distribution channels, such as telephone banking, online banking, mobile sales forces or the establishment of ATM networks by us and our competitors may finally reduce the importance of extensive branch networks and result in increased competition from other financial institutions and may also reduce barriers to market entry for new competitors such as providers of direct or electronic banking services.

Introduction

We are one of the leading banking groups in Central and Eastern Europe ("CEE"), offering customers banking and financial services through an extensive network of banks across the region. As part of the Austrian Raiffeisen Banking Group, we own and operate universal commercial banks and leasing companies in 15 countries in the CEE including Kosovo and have a more limited presence in Lithuania and Kazakhstan. Through our subsidiaries, we offer a comprehensive range of banking and financial products and services to corporations, small- and medium-sized enterprises, public sector institutions and retail customers. Our products and services include business loans, payment and account services, deposits, trade finance, consumer banking services, credit and debit cards, mortgages and leasing.

Our operations are organized according to both business areas and according to geography. We have divided our business into four business segments: Corporate Customers, Retail Customers, Treasury and Participations & Other. In addition, each of our Network Units is allocated to one of three geographic segments: Central Europe ("CE"), South-Eastern Europe ("SEE") and the Commonwealth of Independent States ("CIS"). The following map depicts our geographic presence in the CEE.


Commonwealth of
Independent States
Central Europe
South-Eastern Europe

We are currently, and after completion of the Offering will remain, majority-owned by Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). For more information on RZB, see "Major Shareholders."

As of December 31, 2004, we employed 22,851 people and had total assets of € 28.9 billion, an increase of 44.1% from December 31, 2003. For the year ended December 31, 2004, we had profit after tax of € 271.3 million and a return on equity before tax including minority interests ("ROE before tax") of 22.3%.

Goals

We have set the following medium term goals for ourselves:

Profitability. We use ROE before tax as one of the primary steering instruments for the Group. In general, our goal is to have an ROE before tax for the Group as a whole of 25%. The performance of Network Banks is evaluated by reference to their ROE before tax. Only those projects which we expect will generate a sufficient ROE before tax will be undertaken. For the year ended December 31, 2004, we had an ROE before tax of 22.3%. In 2003 and 2002 our ROE before tax was 24.1% and 19.9%, respectively.

Efficiency. We use the cost-to-income ratio, defined as the ratio of general administrative expenses to operating income (net interest income, net commission income, trading profit (loss) and other operating profit (loss) excluding net income from other available-for-sale financial assets), to monitor the efficiency of our operations. Our goal is to have a cost-to-income ratio below 60%. For the year ended December 31, 2004 we had a cost-to-income ratio of 63.4%, compared to 64.7% in 2003 and 70.3% in 2002.

Capital Adequacy. We aim to have a Tier 1 ratio (including our trading book and open foreign exchange position requirements) of approximately 10%, calculated in accordance with the Austrian Banking Act. For the year ended December 31, 2004 we had a Tier 1 ratio of 10.1%, compared to 9.4% in 2003 and 9.8% in 2002.

Risk-to-Earnings Ratio. We target a risk-to-earnings ratio, defined as the ratio of our provisioning for impairment losses to our net interest income, of less than 15%. For the year ended December 31, 2004 we had a risk-to-earnings ratio of 17.1%, compared to 15.5% in 2003 and 12.6% in 2002.

Competitive Strengths

We believe our success is due, in large part, to the following competitive strengths:

Market Position. We have a leading market position in the CEE as measured both by the geographic coverage of our Network Banks as well as by our position in local markets. We are currently number one in terms of total assets in three countries and have top three positions in four more countries.

Local Experience Combined with Western Standards of Service. Our ability to combine local expertise with high quality service and efficiency standards of Western financial institutions is one of our key competitive strengths. In all of the markets in which we operate, we are a local bank, offering services primarily to local corporates and to retail customers, including SMEs. Our local experience allows us to adapt standard product offerings to the particular needs of each local market. At the same time, our Network-wide global management ensures that each of our Network Banks delivers the level of service that customers have come to expect from the Raiffeisen brand. In order to ensure consistency across our Network we manage a number of aspects of our banks centrally, including the roll-out of a single core banking system, the implementation of the Six Sigma methodology across the Network, and the creation of a centralized card processing center in Bratislava.

Geographic Diversity. Our presence in the CEE is spread across a number of different countries. More than half of our total assets are in the CE region, with the remainder balanced across the SEE and CIS regions. As a result, we are able to benefit from the growth opportunities present in the CEE without being over-exposed to risks associated with any single country or region.

Speed. Our ability to react quickly to opportunities in the market is key to our success. We have established our presence in the CEE in large part by identifying growth opportunities and entering geographic and product markets and customer segments early and ahead of our competition.

Brand Recognition. The Raiffeisen brand stands for a consistently high level of service across the CEE. Familiarity with our brand gives customers confidence that they will be satisfied with our products and services. We believe that familiarity with our brand among customers allows us to enter new markets and to introduce new products more effectively.

Integration of Acquisitions. We have demonstrated our ability to integrate successfully acquired banks into our Network over the past six years. Our post-acquisition integration efforts focus on our core values—service, quality, reliability and integrity. Our ability to implement our credit culture and control systems in all of our Network Banks and to introduce new products, more efficient processes and new distribution channels in banks that we have acquired and to target new customer groups has been an important contributor to our success.

Employees. The skill and dedication of our employees are important factors in our success. We foster their development through education and training and empower them to be entrepreneurial and to show initiative. Our well-trained, motivated workforce allows us to provide excellent service to our customers and to operate efficiently.

Strategy

We intend to continue to grow our presence in the CEE, in part through implementing the following strategies:

- Exploit the Fastest Growing Markets and Business Segments.
- Build on Leading Market Positions.
- Accelerate Growth Through Selected Profitable Acquisitions.
- Maintain and Improve Efficiency of Our Operations.

Exploit the Fastest Growing Markets and Business Segments

The CEE banking market is one of the fastest growing banking markets in the world. GDP growth in the CEE has been more than twice that of the eurozone in the past three years, while the rate of growth of banking assets has been even higher. Because the CEE remains relatively "under-banked" compared to Western Europe, we expect that, as the economies in the CEE mature, the ratio of banking assets to GDP will increase. As a result, the CEE banking sector is expected to remain one of the fastest growing banking markets in the world.

Because the banking markets in the SEE and CIS regions are less developed than those in the CE, we expect growth in the banking sector to be particularly high in these regions. Our number one position in the SEE and strong position in the CIS make us well positioned to take advantage of growth in both of these regions.

In addition, demand for banking services by SME and retail customers has been particularly strong in the CEE. Households and small businesses have had very high credit growth rates in recent years, but credit rates remain relatively low compared to more mature markets in Western Europe.

Our strategy is to build on our position as one of the leading financial institutions in the CEE region and to apply country specific ROE targets to reach our financial goal of 25% ROE before tax at the RI Group level. In addition, we plan to use our long-established ties and our extensive network of banks across the region to take advantage of opportunities for long term profitable asset growth in the CEE. In particular, we plan to focus on opportunities for growth in the SEE and the CIS and to expand our retail and SME business to increase both the number of customers and the relative and absolute contribution of the retail segment to our overall profit.

Build on Leading Market Positions

In the majority of the countries in which we operate, we enjoy a top three position in total assets. This is the case in most of our banks in the SEE, Slovakia and Belarus, as well as in Kazakhstan where we own a minority stake in the second largest bank. In most of the remaining countries in which we operate, we enjoy strong positions in key product or customer segments such as leasing (Poland), SME lending (Poland), middle-sized corporate customers (Hungary and Ukraine), export finance (Russia and Ukraine) and consumer finance in Moscow (Russia). These strong positions provide us with the scale to invest in new distribution channels and to roll out standardized product offerings which meet our customers' needs. Our leading positions permit us to leverage our success and our brand name into new fields such as asset management. We plan to continue to increase our market penetration through our multi-channel approach and the introduction of new products.

We plan to continue to grow organically with a particular focus on growing our SME and retail businesses across the CEE. We are expanding our distribution channels in order to reach more potential customers by increasing the number of outlets and ATMs, hiring exclusive mobile sales agents and implementing strategic partnerships for the distribution of our products, for example through car dealerships and insurance companies. Furthermore, we will continue to increase the number of products that we offer to SME and retail customers. We plan to expand selected products, such as mortgages and personal loans, as core retail products. We have also rapidly expanded our debit and credit card business across the CEE and have achieved a very strong position in the card market in the region.

Accelerate Growth Through Selected Profitable Acquisitions

We may pursue selected acquisition opportunities in order to develop our Network at a faster pace and to facilitate our entry into new customer segments, such as retail banking, more effectively. In particular, we expect that acquisition opportunities will be most likely to arise in the SEE and the CIS countries. We plan to actively pursue acquisitions in these regions.

We apply strict criteria when considering an acquisition and proceed only when we are confident that the acquisition will increase our Group ROE before tax within two years. In addition, we expect that our acquisitions will allow us to add new distribution channels or customers to an existing country franchise and will be compatible with our existing culture, including our focus on credit risk management and customer service.

We are in the process of evaluating the potential acquisition of Aval Bank in the Ukraine. Raiffeisen International and Raiffeisen Bank Ukraine have signed a Memorandum of Understanding with the shareholders of Aval Bank, which gives us the exclusive right to negotiate the purchase of shares in Aval Bank from February 1, 2005 through May 31, 2005. The exclusivity period may be extended by mutual consent. Aval Bank is currently the second largest bank in the Ukraine in terms of total banking assets. For more information on the potential acquisition of Aval Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments and Outlook".

Maintain and Improve Efficiency of Our Operations

We want to maintain and further enhance our credit risk management record to reduce our risk earnings ratio to below 15%. With the roll-out of a standardized scoring system, state-of-the-art collections and further enhancement of our portfolio management strategy, we are taking concrete steps to improve our already excellent credit risk management systems. We will continue to apply risk adjusted minimum pricing.

In addition, we continue to focus on tight cost efficiency programs and exploit economies of scale within the Network to reduce our cost-to-income ratio to below 60%. We introduced the Six Sigma methodology two years ago to focus on core processes, customer needs and financial benefits. In addition, we share best practice across our Group. For example, we have developed standard process flows for products such as credit cards. We have also formed shared service centers for services such as credit card processing. We are moving towards a harmonized IT system by installing Globus as our standard core banking system across most of our Network. We are also implementing centralized procurement for IT and for other major purchases.

Corporate Structure

We conduct our banking and leasing operations in the CEE through a number of subsidiaries located in 15 countries throughout the region.

Banking Subsidiaries

The following chart presents the corporate structure of our banking subsidiaries. The numbers following each subsidiary indicate the level of our equity interest in each subsidiary. In the table below, the percent of RI interest is shown in parentheses as of December 31, 2004.

Raiffeisen International

CE	SEE	CIS
Raiffeisenbank a.s., Prague, Czech Republic (51%)	Raiffeisen Bank Sh.a., Albania (100%)	Priorbank JSC, Belarus (61.3%)
Raiffeisen Bank Rt., Hungary (70.3%)	Raiffeisen Bank d.d. Bosna i Hercegovina, Bosnia & Herzegovina (97.0%)	JSC Bank TuranAlem, Kazakhstan (12.8%)
Raiffeisen Bank Polska S.A., Poland (100%)	Raiffeisenbank (Bulgaria) EAD, Bulgaria (100%)	ZAO Raiffeisenbank Austria, Russia (100%)
Tatra banka a.s., Slovakia (72.4%)	Raiffeisenbank Austria d.d., Croatia (75%)	JSCB Raiffeisenbank Ukraine (100%)
Raiffeisen Krekova banka d.d., Slovenia (97.5%)(1)	Raiffeisen Bank Kosovo J.S.C., Kosovo (100%)	
	Raiffeisen Bank S.A., Romania (99.4%)	
	Raiffeisenbank a.d., Serbia & Montenegro (90%)	

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

Leasing Subsidiaries

The following chart presents the corporate structure of our leasing subsidiaries at the time of the Offering. The numbers following each subsidiary indicate the percentage of each subsidiary that is held by Raiffeisen Leasing International. The remaining equity interest in each subsidiary is held by the Network Bank located in the same country as the leasing subsidiary, except in the case of Tatra Leasing Slovakia where 48% is held by Tatra banka a.s., 1.5% is held by RI and 0.5% is held by other shareholders.



Raiffeisen Zentralbank Österreich
51%
86%
Raiffeisen-Leasing
Raiffeisen International
25%
75%
Raiffeisen-Leasing International Holding
100%
Raiffeisen-Leasing International
50%
Tatra Leasing Slovakia
50%
Raiffeisen Leasing Czech R.
50%
Raiffeisen Lízing Hungary
50%
Raiffeisen Leasing Poland
50%
Raiffeisen Leasing Croatia
50%
Raiffeisen Leasing Russia
100%
Raiffeisen Leasing Slovenia
100 %
Raiffeisen Leasing Romania
50 %
Raiffeisen Leasing Serbia
75.5%
Raiffeisen Leasing Bulgaria
100%
Raiffeisen Leasing Bosnia & Herzegovina
100%
Raiffeisen Leasing Kazakhstan

History

RZB was one of the first financial institutions to recognize the opportunity for Western banks to establish a presence in the CEE. Our first unit in the CEE preceded the momentous political changes of 1989 by two years. RZB first entered the CEE in 1987, with the establishment of Unicbank (later renamed Raiffeisen Bank Rt.) in Hungary.

We began to build our Network in the CEE through start-up ventures and organic growth. Among Western banks with a substantial presence in the CEE, we are unusual in that the majority of our Network is the result of organic growth. In the 10 countries where we established start-up ventures, we attempted to enter new markets early, and ahead of competition, and then to expand locally in line with business growth and customer demand. As a result, we were able to achieve healthy organic growth, without straining our available capital and management resources.

In order to develop our Network at a faster pace, and to facilitate our entry into new product segments such as retail banking, we have recently pursued acquisitions of leading local banks in certain countries. Our strategy is to apply strict criteria when making these acquisitions, and to proceed only when we are confident that the targeted bank has the potential to increase our profitability, and that it will be compatible with our existing Network. We have made acquisitions in Bosnia & Herzegovina, Romania, Slovenia, Kosovo, Belarus and, most

recently, Albania. In each of these cases, we have expanded market share and have achieved significant asset growth since the acquisition. In fact, our Network Banks in Albania and Bosnia have grown to be the largest banks in their markets.

RI was established as a holding company in 1991 under the corporate name DOIRE Handels- und Beteiligungsgesellschaft and has served as a holding company for RZB Group's operations in the CEE since 1995, when it was renamed Raiffeisen International Beteiligungs GmbH. In 2001, RI was converted into a joint-stock company under the corporate name Raiffeisen International Beteiligungs AG. Since then, RI has also served as a management vehicle for RZB's operations in the CEE. RI's corporate name was changed to its present form in 2003. We have gradually added management and control functions to RI, including credit risk management, strategic planning, controlling and accounting, and investor relations. As of December 31, 2004, RI as a holding company employed 83 people.

The following table summarizes the growth of our Network and indicates the assets and profit before tax attributable to each of our Network Banks as of and for the year ended December 31, 2004:

Country	Year	Start-up/Acquisition	Total Assets	Profit Before Tax	Market Share (rounded)(2)	RI Ownership
			in € millions		in %	in %
Hungary	1987	Start-up	4,317	75.1	6.2	70.3
Poland	1991	Start-up	2,691	29.2	1.8	100.0
Slovakia	1991	Start-up	4,326	68.2	15.0	72.4
Czech Republic	1993	Start-up	2,077	12.8	2.6	51.0
Bulgaria	1994	Start-up	1,026	15.5	8.0	100.0
Croatia	1994	Start-up	3,187	29.8	10.6	75.0
Russia	1997	Start-up	2,098	51.5	1.2	100.0
Ukraine	1998	Start-up	627	13.9	3.7	100.0
Romania	1998	Start-up/acquisition	2,085	27.1	9.2	99.4
Bosnia & Herzegovina	2000	Acquisition	1,053	13,0	21.9	97.0
Serbia & Montenegro	2001	Start-up	875	15.6	13.5	90.0
Slovenia	2002	Acquisition	669	1.2	2.8	97.5 (1)
Kosovo	2002	Acquisition	150	5.4	18.9	100.0
Belarus	2003	Acquisition	480	14.6	12.9	61.3
Albania	2004	Acquisition	1,647	16.6	48.0	100.0

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

(2) Sources:

- Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Slovenia and Slovakia: National Central Banks as at December 31, 2004.
- Czech Republic, Poland, Romania, Serbia & Montenegro: National Central Banks as at September 30, 2004.
- Belarus: Market share as at December 31, 2004 based on the financial reporting exchange between Belarusian banks organized by the National Central Bank.
- Hungary: Market share as at September 30, 2004 from the International Training Center of Banks.
- Kosovo: Market share as at December 31, 2004 based on the Banking and Payments Authority of Kosovo.
- Russia: Market share as at December 31, 2004 based on the Russian Central Information Interfax.
- Ukraine: Market share as at December 31, 2004 based on the Association of Ukrainian Banks.

Business Segments

We divide our business into both business and geographic segments. Our business segments are Corporate Customers, Retail Customers, Treasury and Participations & Other.

Corporate Customers

Segment Overview

Our Corporate Customers segment primarily includes corporations with an annual turnover of at least € 5 million. In addition, the segment includes smaller companies with a project finance or trade finance focus. These smaller companies are included because of the nature of their business. Our Corporate Customers segment also includes government-owned or quasi-government-owned companies, financial institutions, municipalities and public law institutions. In addition, we include supranational institutions, such as the International Finance Corporation ("IFC"), the European Bank for Reconstruction and Development ("EBRD"), and the European Investment Bank ("EIB"), in the Corporate Customers segment.

Our Corporate Customers segment is the largest of our business segments, accounting for a profit before tax of € 229.6 million in 2004, and a ROE before tax of 29.4%. We are one of the leaders serving corporate customers throughout the CEE. In particular, we have strong positions in Hungary, Slovakia, Romania, Bulgaria, Russia, Belarus and Ukraine.

We target medium to large local customers, as well as the subsidiaries of Western European corporate groups. Our combination of local market know-how and Western standards of service make us an attractive bank for corporate customers in the region. In addition, our presence throughout the region allows us to offer corporate customers a consistent, high level of service across the CEE.

We are continuing to expand our corporate business across the CEE. In particular, we are increasing our efforts to cross-sell products and services across Network Banks to clients that are present in more than one country in the CEE. For more information on the allocation of customers between us and other RBG members, see "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Allocation of Responsibility for Customers." In order to service these multinational customers, we have established a global account management system to coordinate our relationships with key customers. We have also established international corporate client desks at several of our Network Banks which allow us to service German, French and Italian speaking clients in their own languages.

Products and Services

We provide our corporate customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer corporate customers a number of standard loan products, including working capital loans and investment financing, as well as revolving loans and loan products that are guaranteed by governments or international financial institutions.

Trade Finance. Our trade finance products include import and export loans. In addition, we offer a number of types of guarantees, including bid bonds, advance payment guarantees, performance bonds and warranty guarantees.

Deposits and Investment Products. We provide corporate customers with a number of options for depositing their money with us, including call deposits, term deposits and certificates of deposit. In addition, we offer consumers a number of investment products, including portfolio management services.

Payment and Account Services. Our payment and account services include funds transfers and payments, standing orders, direct debits and check payments. We also offer cash management products, including zero minimum balance and cross-border margin pooling products.

Leasing. We provide financing for passenger cars, trucks, equipment and real estate across the region. Legal rules relating to the realization of collateral make leasing preferable to other forms of secured lending in a number of jurisdictions throughout the CEE.

Treasury. We offer corporate customers a number of foreign currency exchange services and money market transactions. These products include FX spot and forward transactions, call and term deposits, and interest rate and cross currency swaps.

Asset Management. We offer customers a range of asset management products including management of pension fund assets and specialized products.

In addition, we sell products and services offered by third parties, including those offered by building societies and insurance companies.

Distribution Channels

Our corporate customers are primarily serviced through our regional outlets, which house our corporate account officers and other staff dedicated to serving corporate customers. We employ specialized staff dedicated to serving corporate customers in each of the countries in which we operate. In addition to regional centers, corporate clients also have access to our local distribution network, call centers and online banking services.

Retail Customers

Segment Overview

Our Retail Customers segment includes private individuals, self-employed professionals, and small- and medium-sized enterprises ("SMEs"), i.e. companies with an annual turnover of less than € 5 million, other than those engaged in project or trade finance related activities. Depending on the local circumstances, the SMEs can be further divided into micro-businesses, with annual revenues of less than € 1 million and SMEs with annual revenues of € 1 million to up to € 5 million.

Our Retail Customers segment accounted for a profit before tax of € 42.5 million in 2004 and an ROE before tax of 11.4%. In total, we had approximately 4.9 million retail customers across the CEE as of the end of 2004. We have leading market positions in the Retail Customers segment in a number of countries, including strong positions in Albania, Belarus, Bosnia & Herzegovina, Croatia, Kosovo, Romania and Slovakia, and top five positions in Hungary and Russia.

We are in the process of aggressively expanding our retail and SME business, primarily by targeting SMEs, affluent individuals and "upper-mass" customers, which we generally define as 25-55 year-olds with above average income who work or live in urban centers. We are increasing our efforts in retail banking both by introducing new lending products, new distribution channels and also by continuing to invest in our network of outlets.

We are also quickly becoming a leader in the credit and debit card business in CEE, and are in the process of rapidly expanding this business.

Products and Services

We provide our retail and SME customers with a wide range of banking and financial products and services, including the following core products:

Loans. We offer retail and SME customers both term loans and mortgage loans. Retail term loans are typically granted to retail customers for the purchase of specific consumer goods, including automobiles. Mortgage loans to retail customers are most often used to finance the purchase of homes, but are also granted for other purposes. Mortgage loans to SMEs are typically used to finance the purchase of real estate or for business expansion. We also offer overdraft facilities—with an agreed credit limit linked to the customer's monthly salary—to retail customers in conjunction with our current accounts.

Deposits and Investment Products. We offer customers a variety of interest-bearing deposit accounts, including accounts with interest rates that may be either variable or fixed, for a specified period of time. In addition, we offer investment products such as equity or bond funds managed either by a RBG member or third party providers.

Payment and Account Services. We offer our retail customers current accounts that give immediate access to money deposited in the account. Customers may access their accounts by making a withdrawal at one of our outlets, by visiting an automated teller machine ("ATM"), by using a debit card, or by accessing their accounts over the phone or internet.

Cards. We offer a number of credit and debit card products to our retail customers. Customers can use either their debit or their credit cards to purchase retail goods and services or to obtain cash. The amount of a purchase or cash withdrawn from an ATM is debited automatically to a debit card customer's account. Credit card customers are billed monthly and, if they choose not to pay their bill in full, are charged interest and other fees.

Leasing. We provide financing for automobile leases to retail customers. The legal and regulatory framework in much of CEE makes leasing an attractive way of providing financing for automobile purchases.

In addition to the products and services mentioned above, we sell a number of products and services offered by third parties, including products offered by insurance companies and building societies.

Distribution Channels

Customers in our Retail Customer segment are serviced through the following distribution channels:

Outlets and ATM Network. Our outlets provide our customers with personal service, advice and sales, and play a key role in establishing and maintaining customer relationships. As of December 2004, we had a total of 916 outlets across the CEE, including 41 outlets operated by our leasing subsidiaries. In total, our distribution network is supported by approximately 1,500 of our own and leased ATMs across the region.

Mobile Sales Force, Retailers and Auto Dealers. Customers are also serviced through a mobile sales force that combines mobile advisors employed by our company with approximately 1,100 affiliated agents as well as approximately 2,900 independent retailers and auto dealers. All of our agents sell our own financial products and services exclusively. Mobile agents do not settle financial transactions themselves. Rather, they cooperate closely with their nearest outlet or call center.

Telephone Banking. Our call centers provide customers with remote services such as access to account information, transfer of funds and other standard retail banking services.

Online Banking. Customers with internet access holding accounts linked to our company's online banking services can handle most of their routine banking needs online. In particular, we target younger people for our online retail banking services.

Treasury

Our Treasury segment primarily includes transactions relating to the management of our interest rate risk, as well as foreign exchange transactions and securities trading and investment. This generally includes both pure trading activities, which we manage based on a centralized system of strict limits, and medium and long term financial investments. All transactions by our treasury entered into on our own account are recorded in the Treasury segment, while profits from customer-related treasury transactions are partly recorded in other segments, especially in our Corporate Customers and our Retail Customers segments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Segment Reporting." Our Treasury segment accounted for a profit before tax of € 111.9 million in 2004 and an ROE before tax of 33.2%.

We enter into a number of transactions in order to help us manage our interest rate and liquidity risk. These include interest rate derivatives and other interest rate related contracts that are intended to modify our

exposure to interest rate movements. Profits and losses from these transactions are reported as part of our Treasury segment. In total, interest rate related contracts accounted for approximately 40% of the profit before tax in our Treasury segment in 2004.

We also enter into a number of currency related contracts. These include transactions entered into by Network Banks that are intended to hedge the risk that the value of our equity interests in our subsidiaries may decline as a result of exchange rate movements as well as open positions entered into by currency traders. Currency related contracts accounted for approximately 40% of the profit before tax in our Treasury segment in 2004.

We also have a growing securities portfolio. Total risk weighted assets in the Treasury segment increased mainly relating to risks associated with our securities portfolio by € 1.5 billion in 2004 to € 4.3 billion due to larger investments in securities. Income from our securities portfolio accounted for approximately 10% of our profit before tax in our Treasury segment in 2004.

The remainder of our profit before tax reported in the Treasury segment results from our money market and other trading activities.

Participations & Other

Our Participations & Other segment includes our equity investment portfolio, including non-consolidated affiliated companies and minority interests. Other multi-segment functions such as our Group overhead costs are also included in this segment along with non-banking activities. For more information on our equity participations see "—Equity Participations."

Geographic Segments

Each of our Network Units is allocated to one of three geographic segments: Central Europe, South-Eastern Europe and the Commonwealth of Independent States.

The information presented under the following sub-headings describes our business in each of the countries in which we operate. Each country description contains selected macroeconomic data regarding the countries in which we operate and selected financial information regarding our operations in those countries. The macroeconomic data has been collected from external sources as indicated in each table. The selected financial information relates to the statutory accounts for each of our Network Banks which includes intragroup items.

Central Europe

We own commercial banks in the Czech Republic, Hungary, Poland, Slovenia and Slovakia and one representative office in Lithuania. The economies of the CE are among the most developed in the CEE. Each country is a member of the European Union. The CE has the highest per capita GDP of our three geographic segments and is characterized by stable economic growth and substantial foreign direct investment.

The CE was the first region of the CEE that we entered, and it currently has the most developed banking sector. Although our operations have continued to outgrow the overall banking industry in the region, the rate of our asset growth in the CE has declined from the very high levels experienced in previous years. Likewise, profitability has fallen as competition has increased and the countries in the region have achieved greater macroeconomic stability.

We aim to grow our overall market share incrementally each year. Our operations in Hungary, Poland and Slovakia are currently performing well. Our Network Banks in the Czech Republic and in Slovenia are performing below our expectations. We have, however, made substantial progress in increasing our profitability in these countries over the past year. We intend to focus on improving profitability in the Czech Republic and Slovenia, even if this results in slower growth in those countries.

As the CE is the most mature and developed region within the CEE region, we generally launch new products and services, such as asset management there. We draw on the expertise gained in the CE to launch these products in other regions.

Czech Republic

Legal Name: Raiffeisenbank a.s., Prague

	Equity Ownership (%)
Raiffeisen International	51.0
Other RBG Members	49.0

Selected Macroeconomic Data:

	2002	2003	Est. 2004
Population (in millions)	10.2	10.2	10.2
GDP (in € billions)	78.4	80.1	85.3
Real GDP Growth (in %)	1.5	3.7	3.8
Inflation (CPI Growth) (in %)	1.8	0.1	2.8
Banking Assets/GDP (in %)	112.8	100.9	97.1

Source: *The Vienna Institute for International Economic Studies (WIIW), National Central Bank*

Selected Financial Information:

	2002	2003	2004
		in € millions	
Total Assets	1,756	1,848	2,077
Risk Weighted Assets	1,157	1,110	1,420
Total Equity	71	90	104
Profit Before Tax	3.6	9.1	12.8
Return on Average Equity Before Tax (in %)	5.9	12.1	13.8
Number of Outlets	41	41	49
Number of Employees	1,037	1,042	1,107

Overview

Our operations in the Czech Republic are conducted through Raiffeisenbank a.s., Prague, which was established as a start-up venture in 1993. Our Czech Network Bank is a universal commercial bank offering a wide array of banking and financial products and services to corporate and retail customers, and also has an interest in a leasing company and a building society in the Czech Republic. It is currently sixth in total assets among banks in the Czech Republic.

In the Czech Republic, most of our Network Bank's profit before tax relate to business with corporate customers, although we are currently attempting to increase our retail and SME business.

Market Environment

The Czech Republic is among the most developed economies in the CEE. Per capita GDP calculated using purchasing power parity ("PPP") exchange rates was estimated to be approximately € 16,000 at the end of 2004, among the highest in the CEE. The banking market in the Czech Republic is also one of the most well developed, with a ratio of banking assets to GDP estimated to be 97.1% at the end of 2004. The corporate banking and treasury markets are characterized by relatively low growth rates and returns. In contrast, demand for banking products and services by retail and SME customers has grown substantially. Demand for products such as credit cards and mortgages has caused credits to households to grow by an average of 34.3% from 2001 through 2003.

The market is dominated by three large banks—Česká spořitelna (Erste Group), Ceskoslovenska obchodni banka (KBC Group) and Komerční banka (Société Générale Group), each of which accounts for approximately 20% of total banking assets in the country. We see ourselves as part of a group of eight medium-sized banks with assets between € 1 billion and € 5 billion. In addition, there are approximately 15 smaller universal banking institutions operating in the Czech Republic.

Our current focus is on improving the profitability of our operations in the Czech Republic, rather than on increasing our market share. In particular, we are planning to gradually withdraw from the lower-yielding large corporate business and to focus our efforts on the faster growing retail and SME markets. To improve efficiency, our Czech Network Bank is partnering with our Slovakian Network Bank, Tatra banka a.s., to share certain back-office functions.

Distribution Channels

We distribute our products through 49 retail outlets and through nine corporate business centers. In addition, we have approximately 100 agents selling consumer credit products. We cooperate actively with third-party distributors and operate direct banking services, including telephone banking, and internet banking. In addition, we operate a leasing subsidiary and a building society and are cooperating with the insurance company UNIQA. We are planning to further expand these alternative distribution channels, while repositioning and relocating outlets in major cities.

Hungary

Legal Name: Raiffeisen Bank Rt.

	Equity Ownership (%)
Raiffeisen International	70.3
Other RBG Members	29.7

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	10.1	10.1	10.1
GDP (in € billions)	68.9	73.2	82.2
Real GDP Growth (in %)	3.5	3.0	3.3
Inflation (CPI Growth) (in %)	5.3	4.7	6.8
Banking Assets/GDP (in %)	69.3	78.2	75.8

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	2,315	3,189	4,317
Risk Weighted Assets	2,239	2,686	3,440
Total Equity	257	268	345
Profit Before Tax	49.5	63.7	75,1
Return on Average Equity Before Tax (in %)	23.5	27.5	27.5
Number of Outlets	44	50	71
Number of Employees	1,189	1,368	1,763

Overview

Our banking subsidiary in Hungary, Raiffeisen Bank Rt., was established as a start-up venture called Unicbank in 1987, which was rebranded as Raiffeisen Bank Rt. It is a universal commercial bank offering a wide range of banking products and services, primarily to corporations, small and medium enterprises and municipalities. The bank also manages leasing, real estate and investment fund management subsidiaries and is currently sixth in terms of total assets among Hungarian banks.

Overall, Corporate Customers is the most important segment in Hungary, accounting for a substantial portion of our profit before tax, followed by the Retail Customer segment.

Market Environment

The Hungarian economy is among the more developed economies in the CEE with per capita GDP of approximately € 14,200 and has been characterized by high interest rates resulting from high levels of public sector debt, large current account deficits and currency instability in 2003. The banking sector is relatively well developed with a ratio of banking assets to GDP estimated to be 75.8% at the end of 2004. The sales of Postabank and Konzumbank in 2003 completed the privatisation process of the Hungarian banking sector. As a result, over 80% of the banking sector's equity is owned by foreign investors.

Growth in the market for corporate loans continues to be slow, with credits to private enterprises remaining relatively stable as a percentage of GDP. Loans to SME's are increasing in importance, while credits to households continue to grow faster than GDP.

The banking market in Hungary is fragmented with over 30 banks operating in Hungary. OTP is the market leader with a market share of 23% measured in terms of total assets. The relatively low market concentration in the Hungarian banking market is a sign of intense competition, in which several foreign-owned banks and OTP are engaged.

We are currently pursuing a strategy of maintaining our position in the corporate and municipal markets and expanding our SME and retail businesses, as well as increasing the efficiency of our sales force. Our Hungarian Network Bank aims to expand business volumes substantially above the sector's average growth rate with a long-term goal of becoming one of the three leading banks in the Hungarian market. To achieve this goal we will expand further into retail lending products, such as personal and mortgage loans. We give a high priority to creating a more balanced contribution of the different business lines to our profit in Hungary, which is currently dominated by the Corporate Customers segment.

Distribution Channels

We offer our products and services in Hungary via a wide range of channels to our customers, including through our network of 71 outlets. We are planning to expand our distribution network to up to 120 outlets by the end of 2006 to create an optimal mix of full service outlets and "sales and service points". In addition, customers may access their accounts through a professional contact center service, internet and mobile banking tools, office banking solutions, ATMs, and self-service terminal systems. We also operate one of the largest financial agent networks in the country to assist us in customer acquisition and exploit our third party distribution network by adding new agents and by increasing our cooperation with insurers.

Poland and the Representative Office in Lithuania

Legal Name: Raiffeisen Bank Polska S.A.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	**2003**	**Est. 2004**
Population (in millions)	38.2	38.2	38.2
GDP (in € billions)	202.4	185.2	195.2
Real GDP Growth (in %)	1.4	3.8	5.3
Inflation (CPI Growth) (in %)	1.9	0.8	3.5
Banking Assets/GDP (in %)	64.3	64.7	65.3

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	1,558	1,860	2,691
Risk Weighted Assets	877	1031	1785
Total Equity	129	143	210.8
Profit Before Tax	4.8	20.0	29.2
Return on Average Equity Before Tax (in %)	3.5	15.9	18.6
Number of Outlets	58	58	70
Number of Employees	1,419	1,603	1,779

Our Polish banking subsidiary, Raiffeisen Bank Polska S.A. was established in September, 1991 as Raiffeisen Centrobank S.A. It is a universal bank offering a range of banking products and services, primarily to medium-sized corporate and SME companies, as well as to the Polish middle class. It also manages successful leasing and factoring subsidiaries and is currently twelfth in terms of total assets among Polish banks.

Corporate Customers is the most important segment in Poland, accounting for most of our profit before tax. While our Retail Customers segment is becoming a more important contributor to our operating income, the segment is not yet a significant contributor to our profit before tax.

Market Environment

The Polish economy has the lowest per capita GDP of any of the CE markets in which we operate, with a per capita GDP estimated to be approximately € 11,000 using PPP exchange rates at the end of 2004. In addition, the ratio of banking assets to GDP, estimated to be only 65.3% in 2004, is among the lowest in the CE. The volume of corporate loans continues to decline as a percentage of GDP as companies remain reluctant to undertake new investments. Retail loans continue to be the main driver of credit growth in Poland, with mortgage loans exhibiting the fastest growth.

The Polish banking industry is relatively mature, although very fragmented, with more than 50 banks operating in the country. Our Polish Network Bank is a medium-sized bank ranking twelfth in the country in terms of total assets. Our primary competitors include large foreign-owned universal banks such as Pekao SA (Unicredito), BPH (HVB Group), and Citibank, as well as the large Polish state-owned banks PKO BP and Bank Gospodarstwa Zywnosciowego, each of which has been partially privatized.

We are particularly active in the SME market, where we have a relatively strong position and are pursing a strategy of targeting micro businesses (i.e. companies with annual revenues of less than € 1 million). In addition, we are expanding our retail business with a focus on unsecured and mortgage loans as key drivers of our growth.

Distribution Channels

We offer our products and services via a wide range of channels to our customers, including through our nation-wide network of 70 outlets. In addition, we distribute our products and services via independent sales agents, our call center, mobile banking, electronic banking, internet banking for retail customers and third party distributors. We are also developing new forms of cooperation with third parties with a focus on mortgage and high margin loan sales.

Representative Office in Vilnius (Lithuania)

In February 2002, we established a representative office in Vilnius. Historical, cultural and commercial relations between Poland and Lithuania have always been strong. Our office in Vilnius provides consultancy services for Polish and Lithuanian firms as well as to members of the Raiffeisen Banking Group.

Slovakia

Legal Name: Tatra banka a.s.

	Equity Ownership (%)
Raiffeisen International	72.4
Other RBG members	14.1
Minority Interests	13.4

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	5.4	5.4	5.4
GDP (in € billion)	25.7	29.0	33.2
Real GDP Growth (in %)	4.6	4.5	5.3
Inflation (CPI Growth) (in %)	3.3	8.5	7.5
Banking Assets/GDP (in %)	92.5	82.0	87.4

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	2,920	3,316	4,326
Risk Weighted Assets	1450	1443	2327
Total Equity	256	276	321
Profit Before Tax	62.1	47.1	68.2
Return on Average Equity Before Tax	29.4	19.4	25.2
Number of Outlets	95	103	111
Number of Employees	2,720	2,891	3,016

Overview

Our banking operations in Slovakia are conducted by Tatra banka a.s., which was established as a start-up venture in 1991. It is currently third in terms of total assets among Slovakian banks. It is a universal bank offering a wide range of banking and financial products and services to corporations, SMEs and retail customers. Through the bank's subsidiaries, we also offer leasing, asset management and pension insurance services.

The Retail Customers segment is the most important segment for Tatra banka a.s., accounting for the largest share of its profit before tax, followed by the Corporate Customers segment, which accounts for nearly a third of our profit before tax. The remainder is split between the Treasury segment and the Participations & Others segment.

Market Environment

The Slovak economy is relatively well developed with per capita GDP estimated to be approximately € 12,400 at the end of 2004 using PPP exchange rates. The banking sector is fully privatized, with over 95% of the banking sector equity under the control of foreign banks. The ratio of banking assets to GDP is estimated to be approximately 87.4% at the end of 2004. Demand for loans by corporate customers continues to be weak, with credits to private enterprises declining as a percentage of GDP. In contrast, the retail segment has exhibited strong growth in recent years with credits to households having grown as a percentage of GDP in each of the past five years.

We are currently ranked third in terms of total assets among Slovak banks, behind Slovenska Sporitelna (Erste Bank) and VUB banka (IntesaBCI). Together, the three largest banks account for approximately 50% of banking assets and loans and 60% of deposits. In addition to these banks, there are approximately 20 banks and outlets of foreign banks operating in Slovakia.

Tatra banka is leader in corporate loans, electronic banking, asset management, mortgage loans, payment cards and private banking. Our strong franchise in corporate banking is reflected by our strong position in the markets for corporate loans and for corporate deposits. However, our competitive position with Slovak companies is coming under increasing pressure from the two other large domestic banks, Slovenska Sporitelna and VUB banka and foreign banks that have increased cross-border financing.

In the Retail Customers segment, we trail Slovenska Sporitelna, the largest domestic retail bank, in terms of market share. We are attempting to increase our market share in the Retail Customers segment by focusing on certain key products such as mortgages, home equity loans, consumer loans and credit cards.

Distribution Channels

We distribute our products and services primarily through our network of 111 outlets in Slovakia. In addition, we have developed a number of alternative distribution channels, including internet banking and call-center services. We will continue to expand our distribution network focusing on new outlets and on growing our mobile sales network.

Slovenia

Legal Name: Raiffeisen Krekova banka d.d.

	Equity Ownership (%)
Raiffeisen International[(1)]	97.5
Minority Interests	2.5

(1) 25% plus 1 share has been sold to RBSI Holding GmbH, indirectly owned 80% by Raiffeisenlandesbank Steiermark and 20% by Raiffeisenlandesbank Burgenland, subject to regulatory approval.

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	2.0	2.0	2.0
GDP (in € billions)	23.5	24.6	26.0
Real GDP Growth (in %)	3.3	2.5	4.2
Inflation (CPI Growth) (in %)	7.5	5.6	3.6
Banking Assets/GDP (in %)	87.6	88.8	92.0

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	408	541	669
Risk Weighted Assets	309	289	322
Total Equity	41	39	39
Profit Before Tax	2.9	0.8	1.2
Return on Average Equity Before Tax (in %)	10.4	1.9	3.0
Number of Outlets	16	13	13
Number of Employees	248	292	307

Overview

Our banking operations in Slovenia are conducted through Raiffeisen Krekova banka d.d. We established our first presence in Slovenia with the 2002 acquisition of Krekova banka d.d., which was rebranded Raiffeisen Krekova banka d.d. Raiffeisen Krekova banka d.d. is a universal bank offering a wide range of banking and financial services and products to corporations and SMEs.

Market Environment

The Slovenian economy is the most developed in the CEE with the highest per capita GDP in the region, estimated to be approximately € 18,200 at the end of 2004. Slovenia has the highest level of credits to private enterprises as a percentage of GDP of any of the CE countries. Credits to households remain at a relatively low level and have shown only moderate growth over recent years.

The banking sector in Slovenia is not yet entirely privatized. Approximately 30% of the banking assets in Slovenia are still state-owned. The banking sector is currently dominated by NLB (of which KBC owns 34%), which controls over 30% of the total assets in the country. Our Slovenian Network Bank is ninth in terms of total banking assets, with a market share of approximately 2.8% as of the end of 2004.

The banking industry in Slovenia is highly competitive and is generally characterized by low profitability. Our plans for 2005 are to withdraw gradually from the business with corporate customers that do not meet our minimum profitability targets. We aim to replace these larger corporate customers with more profitable SME customers. During 2005, our Slovenian Network Bank is scheduled to implement our core banking software Globus. We anticipate considerable gains in efficiency and operational savings as a result of this new platform. The new system, and its corresponding products and processes, will permit a much more focused approach to the SME segment. In addition, we want to expand our products and services for the Retail Customers segment by introducing mortgages, housing savings and insurance products. Other plans to restore profitability include careful staff planning.

Distribution Channels

Our products are distributed via our 13 outlets in Slovenia, as well as by electronic channels and by our mobile sales force. Our strategy calls for the opening of new outlets in the country and the relocation of some existing outlets. Our network of direct sales agents has been particularly effective in retail sales and new client acquisition.

South-Eastern Europe

We own Network Banks in Albania, Bosnia & Herzegovina, Bulgaria, Croatia, Kosovo, Romania and Serbia & Montenegro. Bulgaria and Romania are scheduled to join the EU in the next round of enlargement in 2007, and Croatia, is expected to start membership negotiations in 2005. In these three countries, our market share of net loans is nearly 9%. In the other SEE countries in the region, our market share of net loans is even higher at 11%. The SEE receives high levels of foreign direct investment and we are well-positioned to act as a gateway for foreign direct investment into the region. Because the banking market in the SEE is less developed than that in the CE, growth in banking assets and profitability has been higher.

We believe that most of our operations in the region are performing in line with our targets. In particular, we believe our restructuring efforts in Romania are beginning to show real progress in improving our profitability.

Albania

Legal Name: Raiffeisen Bank Sh.a.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	3.1	3.2	3.2
GDP (in € billions)	5.1	5.4	6.5
Real GDP Growth (in %)	4.7	6.0	6.0
Inflation (CPI Growth) (in %)	5.2	2.3	2.9
Banking Assets/GDP (in %)	52.2	49.5	49.9

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2004
	in € millions
Total Assets	1,647
Risk Weighted Assets	133
Total Equity	55
Profit Before Tax	16.6
Return on Average Equity Before Tax (in %)	56.6
Number of Outlets	84
Number of Employees	1,026

Overview

Our operations in Albania are conducted through Raiffeisen Bank Sh.a. In 2004, we acquired the formerly state-owned savings bank Banka E. Kursimeve Sh.a., which was subsequently rebranded as Raiffeisen Bank Sh.a. It is currently first among banks in Albania in terms of total assets. It is a universal bank serving primarily retail customers and also has strong treasury operations.

The Retail Customers segment forms the core of our business in Albania, accounting for up to 70% of our profit before tax. The remainder is split between the Corporate Customers, Treasury and Participations & Other segments.

Market Environment

The economy and banking market in Albania are among the least developed in the CEE, with per capita GDP estimated to be less than € 4,000 at the end of 2004, calculated using PPP exchange rates and with a ratio of banking assets to GDP estimated to be only 49.9% at the end of 2004.

The banking market in Albania is currently in its early stages of development. There are 16 licensed banks in Albania. More than 70% of the Albanian banking market is foreign-owned. The state has ownership interests in two banks (the United Bank of Albania and the Italian Albanian Bank). Our Albanian Network Bank is the largest bank in the country, in terms of total assets.

Our primary strengths in Albania are our retail banking business and our treasury operations. We are currently following a strategy of maintaining our strong market position in retail banking and expanding our corporate business. In the retail segment, we are planning to strengthen our position by doubling our number of ATMs by the end of 2005 and by introducing term and mortgage loan products during the year. In addition, we will introduce lending products aimed at SME and corporate customers as part of our plan to grow our asset base.

Distribution Channels

Primarily, we distribute our products in Albania through 84 outlets. In addition, we expect to expand the distribution network by six new outlets in 2005 and to relocate four existing outlets. The establishment of the first call center, which will take incoming product inquiries and handle basic banking transactions, is scheduled for the first half of 2005.

Bosnia & Herzegovina

Legal Name: Raiffeisen Bank d.d. Bosna i Hercegovina

	Equity Ownership (%)
Raiffeisen International	97.0
Other RBG Members	3.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	3.8	3.8	3.8
GDP (in € billions)	6.0	6.3	6.6
Real GDP Growth (in %)	5.5	3.5	6.0
Inflation (CPI Growth) (in %)	0.4	0.6	0.2
Banking Assets/GDP (in %)	47.0	62.7	72.3

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	480	719	1,053
Risk Weighted Assets	335	687	587
Total Equity	36	56	79
Profit Before Tax	8.6	12.0	13.0
Return on Average Equity Before Tax (in %)	34.1	30.2	22.9
Number of Outlets	39	58	62
Number of Employees	888	986	1,073

Overview

Our banking operations in Bosnia & Herzegovina are conducted through Raiffeisen Bank d.d. Bosna i Hercegovina, which was formed following the acquisition and subsequent merger of two banks in 2002. It is first in terms of total assets in the banking market in Bosnia & Herzegovina. Raiffeisen Bank d.d. Bosna i Hercegovina is a universal commercial bank offering a wide range of products to corporate, retail, treasury and SME clients. The bank also manages the largest financial group in Bosnia & Herzegovina, including brokerage, leasing and privatization fund management companies.

The Retail Customers segment is the most important segment in Bosnia & Herzegovina, followed by the Corporate Customers segment. The remainder is split between the Treasury segment and Participations & Other segment.

Market Environment

The development of the banking market in Bosnia & Herzegovina has been largely driven by the post-war reconstruction of the economy. Per capita GDP remains low, estimated to be only € 6,350 at the end of 2004. Credits to both private enterprises and to households have grown substantially over recent years and have more than quadrupled as a percentage of GDP since 2000.

The banking market in Bosnia & Herzegovina is still in an early stage of development, with a ratio of banking assets to GDP of only 72.3%. As of the end of 2004, 37 banks were operating in Bosnia & Herzegovina. Banks in Bosnia & Herzegovina are almost fully privatized and more than 75% of total banking assets are foreign-owned. The top three banks (Unicredit Zagrebacka banka, Hypo Alpe Adria and Raiffeisen Bank d.d. Bosna i Hercegovina) are fully-owned by foreign financial institutions. Together, those banks account for approximately 50% of total banking assets and 57% of total savings in the Bosnian banking market. Our Bosnian Network Bank is first among banks in Bosnia & Herzegovina in terms of total assets, with an overall market share of approximately 22%.

Still, competition between the leading banks has lead to declining margins, especially for corporate customers. We plan to maintain our leading position in the market and to focus on growing our SME and retail businesses.

Distribution Channels

We offer products and services to our customers predominantly through our 62 outlets in Bosnia & Herzegovina, one of the largest networks in the country. We also service customers through electronic banking and a call center. We plan to further develop and diversify our distribution channels, with a focus on our main branch concept, electronic banking services and the expansion of our ATM and POS network.

Bulgaria

Legal Name: Raiffeisenbank (Bulgaria) EAD

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	7.8	7.8	7.8
GDP (in € billions)	16.5	17.6	19.6
Real GDP Growth (in %)	4.9	4.3	5.6
Inflation (CPI Growth) (in %)	5.8	2.3	6.2
Banking Assets/GDP (in %)	45.0	50.3	65.1

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	302	434	1,026
Risk Weighted Assets	170	353	746
Total Equity	17	29	61
Profit Before Tax	1.6	9.1	15.5
Return on Average Equity Before Tax (in %)	9.9	49.0	41.6
Number of Outlets	31	37	52
Number of Employees	454	587	809

Overview

Our banking operations in Bulgaria are conducted through our wholly-owned subsidiary Raiffeisenbank (Bulgaria) EAD. It was established in 1994 and was the first foreign-owned bank in Bulgaria. It is a universal bank and also owns two leasing companies—Raiffeisen Leasing Bulgaria OOD and Raiffeisen Auto Leasing Bulgaria EOOD. It is currently fourth in terms of total assets among Bulgarian banks and is particularly strong in corporate lending.

Our Corporate Customers and Retail Customers segments both contribute significantly to our profit before tax in Bulgaria, each accounting for a significant portion of our profit before tax.

Market Environment

The Bulgarian economy and banking market are less developed than the economies and banking markets of the CE. Both per capita GDP (estimated to be € 7,200 at the end of 2004 using PPP exchange rates) and the ratio of banking assets to GDP (estimated to be 54% at the end of 2004) lag behind the relevant ratios in those CEE countries which have already been admitted to the EU.

The Bulgarian banking market has exhibited considerable growth over the past few years with total banking assets growing from 34.6% in 1999 to an estimated 54% in 2004, although measures introduced by the Bulgarian National Bank to slow credit growth have reduced the growth in credits in recent years. In particular, the growth of credits to private enterprises, which had been one of the key drivers of general credit growth in the past, has slowed.

The Bulgarian banking market is currently fragmented and is characterized by significant competition which has reduced margins. The top three banks in the market account for 40% of the country's banking assets. Raiffeisen (Bulgaria) EAD is fourth in terms of total assets.

Our business is split between the Corporate Customers and Retail Customers segments. Although the Corporate Customer segment accounts for slightly more than half of our profit before tax, we are seeking to rapidly expand our retail offerings. The majority of our retail clients are employees of our corporate clients. We offer them mostly cards with overdraft facilities. From a low base, we increased our consumer lending by more than 200% in 2004.

We plan to take a two-pronged approach to retail lending in 2005. We will actively cross-sell other retail credit products to our existing customers. We plan to increase our penetration in core product areas such as consumer and mortgage loans, credit cards and co-branded cards as well as deposits. At the same time, we actively acquire new customers through new distribution channels, utilizing direct marketing and other channels.

In addition, we intend to grow our SME business by focusing on bundles of products and services which are attractive to Bulgarian SMEs.

Distribution Channels

Our bank offers a wide range of products to its corporate and retail clients via outlets and agents, though outlets remain our most important sales point. We currently have 52 outlets and have plans to increase that number to approximately 70 by the end of 2005. Our second most important distribution channel is our call center. We also have a network of mobile sales agents to sell our retail products, as well as agreements with third parties that distribute our products for a commission.

Croatia

Legal Name: Raiffeisenbank Austria d.d.

	Equity Ownership (%)
Raiffeisen International	75.0
Other RBG Members	25.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	4.4	4.4	4.4
GDP (in € billions)	24.2	25.5	27.6
Real GDP Growth (in %)	5.2	4.3	3.7
Inflation (CPI Growth) (in %)	1.7	1.8	2.1
Banking Assets/GDP (in %)	98.7	101.1	108.8

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	1,896	2,446	3,187
Risk Weighted Assets	1,211	1,359	1,997
Total Equity	127	141	165
Profit Before Tax	24.3	27.4	29.8
Return on Average Equity Before Tax (in %)	23.7	22.2	21.6
Number of Outlets	26	29	34
Number of Employees	1,026	1,193	1,373

Overview

Our Croatian Network Bank, Raiffeisenbank Austria d.d., was created as a start-up venture in 1994. It is currently fourth in total assets among Croatian banks. It is a universal bank offering a wide range of services to corporate and retail customers and also manages leasing, building society, investment and pension fund subsidiaries. Its investment fund management company and pension fund are the second largest in the country, and its leasing company is the third largest.

The Corporate Customers segment is our most important segment in Croatia, accounting for almost half of our profit before tax, followed by the Treasury segment. The Retail Customers segment has exhibited significant growth in terms of both operating income as well as profit before tax.

Market Environment

The Croatian economy is among the most developed in the SEE. Croatia's per capita GDP estimated to be € 10,200 at the end of 2004 is the highest in the SEE. In addition, with a ratio of banking assets to GDP estimated to be 108.8% in 2004, Croatia is one of the most developed banking markets in the region. The Croatian banking market is characterized by a robust retail market, with credits to households approaching 30% of GDP and growing faster than credits to private enterprises.

There are approximately 35 banks in the Croatian banking market, with the top six accounting for more than 85% of total banking assets. We are ranked fourth in Croatia in terms of total assets and have a market share of approximately 10%.

The Croatian National Bank has introduced certain restrictive monetary policies to slow down the growth of bank lending. These restrictions have slowed the growth of borrowing by corporate and retail customers. In addition, these restrictions have caused the provision of financial services to shift from commercial banks to other financial institutions such as leasing companies, building societies and investment funds. Because these financial institutions are subject to fewer restrictions than commercial banks, they are growing more rapidly than commercial banks themselves. Our financial institution and specialized banking subsidiaries have experienced significant growth in the past two years as a result of these restrictions. Our building society shares the leading market position among building societies. Our investment fund management company and our pension fund are the second largest in the country and our leasing company is the third largest.

We are currently pursuing a strategy of maintaining balanced growth in both the corporate and retail banking segments and are continuing to invest aggressively in client acquisition. We continue to increase our market share by focusing on our core products in lending, including overdrafts, guarantees and investment loans as well as on payment and account services.

Distribution Channels

Our main distribution channel remains our network of 34 outlets, although almost half of our corporate payments are executed via the internet. For our retail clients, we offer internet, telephone and telefax banking. In particular, we are planning to expand our distribution network by increasing our number of outlets and ATMs and POS network.

Kosovo

Legal Name: Raiffeisen Bank Kosovo J.S.C.

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	2.0	2.0	2.0
GDP (in € billions)	1.7	1.8	1.9
Real GDP Growth (in %)	1.2	3.1	3.2
Inflation (CPI Growth) (in %)	3.6	1.0	1.5
Banking Assets/GDP (in %)	36.3	46.0	42.1

Source: *Banking and Payments Authority of Kosovo*

Selected Financial Information

	2003	2004
	in € millions	
Total Assets	95	150
Risk Weighted Assets	63	112
Total Equity	7	16
Profit Before Tax	(1.7)	5.4
Return on Average Equity Before Tax (in %)	(31.6)	59.1
Number of Outlets	16	22
Number of Employees	263	302

Overview

Our banking operation in Kosovo is conducted through our wholly-owned subsidiary Raiffeisen Bank Kosovo J.S.C. In December 2002, RZB acquired 76% of the shares of the American Bank of Kosovo. The bank was rebranded as Raiffeisen Bank Kosovo J.S.C. in December 2002 and became a wholly-owned subsidiary of Raiffeisen International in July 2003. It is a universal bank offering a range of products and services and is currently second among banks in Kosovo in terms of total assets. It derives the majority of its income from the SME market, but the corporate sector, though still small, is increasingly contributing to income and is a substantial provider of deposits.

The Retail Customers segment is our most important segment in Kosovo, accounting for the substantial majority of our banking assets and our profit before tax. The remainder is split between the Treasury, Participations & Other and Corporate Customers segments.

Market Environment

Kosovo has one of the least developed economies in the CEE, with per capita income estimated to be only € 700 in 2004. The banking sector in Kosovo was re-established in 2000. Total credits have grown quickly from a very low base, although a lack of sufficient foreign investment means that the corporate sector remains highly dependent on foreign aid.

There are seven commercial banks in the Kosovo banking market with a combined total of 160 outlets. Two are wholly-owned by international banks and five are principally locally-owned. KasaBank is now our strongest local competitor. Our local Network Bank is second overall, in terms of total assets. We believe our Network Bank is first in the market for SME loans and loans to the corporate sector.

We are currently focused on growing our retail business in Kosovo, both with SME and individuals, as well as consolidating our share of the corporate market. In particular, we plan to focus our product offering on

our core products such as lending (including loans to private individuals), payment and accounts services, FX operations and trade financing for SME and corporate customers. We also plan to expand into mortgages and credit cards for retail customers.

Distribution Channels

We distribute our products mainly via our 22 outlets and 19 ATMs in Kosovo. In addition, we introduced a centralized, interactive telephone service. In 2005, we plan to expand to 28 outlets, relocate several outlets, and install 16 additional ATMs.

Romania

Legal Name: Raiffeisen Bank S.A.

	Equity Participation (%)
Raiffeisen International	99.5
Minority Interests	0.5

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	21.8	21.7	21.7
GDP (in € billions)	48.4	50.3	57.1
Real GDP Growth (in %)	5.0	4.9	7.8
Inflation (CPI Growth) (in %)	22.5	15.3	11.9
Banking Assets/GDP (in %)	31.6	32.7	39.5

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
	in € millions		
Total Assets	662	1,036	2,085
Risk Weighted Assets	276	745	1,180
Total Equity	66	65	188
Profit Before Tax	(14.3)	5.9	27.1
Return on Average Equity Before Tax (in %)	(17.9)	9.3	20.9
Number of Branches	213	190	205
Number of Employees	3,156	3,565	4,638

Overview

Our banking operations in Romania are conducted through our subsidiary, Raiffeisen Bank S.A. We established the bank as a start-up venture in 1998. In 2001, we purchased Banca Agricola, and merged the two banks in 2002. Raiffeisen Bank S.A. is currently ranked third in Romania in terms of total assets. It is a universal bank offering a range of products and services to business and corporate customers. In addition, it manages leasing and building society subsidiaries.

Our Retail Customers segment accounts for most of our profit before tax, followed by the Corporate Customers segment and Treasury segment.

Market Environment

The Romanian economy and banking market are somewhat less developed than the economies and banking markets of the CE. Both per capita GDP, estimated to be € 7,100 at the end of 2004 using PPP exchange rates, and the ratio of banking assets to GDP (estimated to be 39.5% at the end of 2004) are lagging behind the

corresponding ratios of the CEE countries which have already been admitted to the EU. The market for loans to corporate customers has been characterized by moderate growth rates and fierce competition which has reduced margins. The market for retail loans has expanded rapidly in recent years and with credits to households at below 4% of GDP, there is considerable room for further growth.

The Romanian banking sector is partially privatized, but the state still controls a substantial share of the equity in the banking sector. The banking market is dominated by BCR which controls approximately 30% of the total banking assets in the country. Our local Network Bank is currently ranked third among Romanian banks in terms of total assets. State-owned Savings Bank (CEC) is expected to be privatized in the near future. We will consider whether to participate in the privatization and are considering its impact on our strategic position in the country.

Since purchasing Banca Agricola in 2001, we have been in the process of restructuring the former state-owned bank. We have revised our product offering, processes and controls and have aggressively grown our business. We have become a leader in treasury and investment banking in the country and have launched an ambitious retail banking effort directed at the SME and the middle- to upper-income consumer segment.

Although we were initially a corporate bank, our efforts in the past three years to develop retail banking have been successful. We now enjoy strong market positions in both corporate and retail lending. Our products and services include other core products such as credit and debit cards, asset management and selected investment banking activities. We serve a total number of around 1.5 million customers, of which 3,500 are corporate clients and 95,000 are SMEs.

Distribution Channels

Our primary distribution network consists of 205 outlets located across Romania. We also operate a call center and are planning to launch an internet banking service in Romania.

Serbia & Montenegro

Legal Name: Raiffeisenbank a.d.

	Equity Ownership (%)
Raiffeisen International	90.0
IFC	10.0

Selected Macroeconomic Data (Serbia)

	2002	2003	Est. 2004
Population (in millions)	7.5	7.5	7.5
GDP (in € billions)	15.1	16.7	17.8
Real GDP Growth (in %)	4.0	3.0	7.0
Inflation (CPI Growth) (in %)	16.6	9.9	11.4
Banking Assets/GDP (in %)	35.9	31.1	37.4

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	278	461	875
Risk Weighted Assets	103	248	498
Total Equity	24	27	44
Profit Before Tax	0.1	5.2	15.6
Return on Average Equity Before Tax (in %)	0.5	23.0	62.8
Number of Outlets	11	17	27
Number of Employees	319	494	831

Overview

Our banking operation in Serbia & Montenegro is conducted through our majority-owned subsidiary Raiffeisenbank a.d., which we established as a start-up venture in 2001. The bank is currently ranked first among banks in Serbia & Montenegro based on total assets. It is a universal bank serving both corporate and retail customers.

Our Corporate Customers and Treasury segments were the largest contributors to our profit before tax. While our Retail Customers segment is growing very fast and contributes substantially to our operating income, profit before tax remains at low levels from this segment due to the start-up investments into our network.

Market Environment

The economy and banking market in Serbia & Montenegro are relatively less developed compared to other countries in the CEE. Per capita GDP is estimated to be only € 2,160 in 2004 using PPP exchange rates and the ratio of banking deposits to GDP is estimated to be only 36% at the end of 2004. The retail and SME markets are currently the fastest growing market segments in Serbia & Montenegro, with mortgages and car loans being the most important products.

The banking sector in Serbia & Montenegro is only partially privatized with a substantial portion of the equity in the banking sector currently controlled by the government. The privatization of several banks is expected during 2005. Our Network Bank is currently first in Serbia and Montenegro in terms of total assets and is the largest foreign-owned bank in the country.

Distribution Channels

Our primary distribution channel is our network of 27 outlets in Belgrade and other major towns and cities throughout the country. In addition, we use electronic banking, a call center and use direct sales agents to reach our customers.

Commonwealth of Independent States

We have banking operations in three CIS countries. We have a leading position and very significant brand-name recognition in Russia, and we are the largest foreign bank in Belarus and Ukraine. Despite this, our share in these markets is still small. We also own a 12.8% ownership interest in the second largest bank in Kazakhstan. While the CIS has the lowest ratio of banking assets to GDP of any region in the CEE, the development of the banking system is starting to gain momentum.

We believe that because the CIS is the most under-banked region in the CEE, it has the most potential for growth. We have grown our assets in the region by an average of 46% per year since 2002 and aim to continue to rapidly expand our assets in the region.

Belarus

Legal Name: Priorbank JSC

	Equity Ownership (%)
Raiffeisen International	61.3
EBRD	13.5[(1)]
Minority Interests	23.6
Treasury Shares	1.6

(1) EBRD's equity interest is subject to a put/call option. See "Certain Relationships with Existing Shareholders—Relationships with Other Shareholders—Transactions with EBRD" below.

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	9.9	9.8	9.8
GDP (in € billions)	15.3	15.6	18.4
Real GDP Growth (in %)	5.0	7.0	11.0
Inflation (CPI Growth) (in %)	43.0	28.0	18.1
Banking Assets/GDP (in %)	24.5	27.7	29.6

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2003	2004
	in € millions	
Total Assets	400	480
Risk Weighted Assets	317	376
Total Equity	69	83
Profit Before Tax	18.5	14.6
Return on Average Equity Before Tax (in %)	42.9	21.5
Number of Outlets	63	43
Number of Employees	2,189	1,897

Overview

Our banking operations in Belarus are conducted through our majority-owned subsidiary Priorbank JSC, which was established in 1989 and acquired by Raiffeisen International in 2002. Priorbank JSC ranks third in total assets among banks in Belarus. The bank offers corporate and retail customers a range of banking and financial products and services including standard loan and deposit services, as well as more complex financial services.

Corporate Customers is the most important segment in Belarus, accounting for the majority of our profit before tax, followed by the Treasury and Retail Customers segments.

Market Environment

The economy in Belarus is still largely run as a centrally planned economy, although a small private sector exists. The banking market is one of the least developed in the region, with the ratio of banking assets to GDP estimated to be approximately 30% at the end of 2004.

The banking market in Belarus is still largely state-owned, with 88.4% of the total authorized capital of the market owned by the state and is dominated by Belarus-bank, which controls more than 30% of the total assets in the banking sector. Priorbank is currently ranked third in terms of total assets among banks in Belarus and is the largest foreign-owned bank in the country.

Priorbank JSC is able to differentiate itself from its competitors through its western approach and western standards of service. As a result, we have a leading position among the more credit-worthy, export-oriented large Belarussian firms. Most of the foreign currency loans in the country are granted by us. Given Priorbank JSC's unique status as a bank with connections to banks in central Europe, nearly all foreign direct investment and export credits pass through it.

In the retail segment, we are focusing on consumer loans and cards as our core products. In 2004, we increased the volume of loans to individuals by 240%. We have strong positions in the mortgage lending and consumer lending markets. We are also among the leading operators in the card business, increasing our card base by 1.8 times in 2004 and intend to expand the range of services offered to our cardholders.

Distribution Channels

Our primary distribution channel is our network of 43 outlets, which covers the entire country. We also have an extensive ATM network and offer fully automated info-kiosks.

Russia

Legal Name: ZAO Raiffeisenbank Austria

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	143.5	142.5	142.0
GDP (in € billions)	364.8	382.1	468.8
Real GDP Growth (in %)	4.7	7.3	7.1
Inflation (CPI Growth) (in %)	16.0	13.6	11.0
Banking Assets/GDP (in %)	37.8	39.3	40.6

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Information

	2002	2003	2004
		in € millions	
Total Assets	1,288	1,619	2,098
Risk Weighted Assets	710	1,130	1,604
Total Equity	106	128	187
Profit Before Tax	24.6	49.0	51.5
Return on Average Equity Before Tax (in %)	26.0	49.6	39.8
Number of Outlets	7	8	20
Number of Employees	396	593	1,027

Overview

Our Russian banking subsidiary, ZAO Raiffeisenbank Austria, was established as a start-up venture in 1997. The bank is a universal bank offering a range of banking and financial products and services. It also manages a leasing subsidiary and asset management pension fund subsidiary.

Our Corporate Customers segment is the most important in terms of profit before tax, followed by the Treasury and Retail Customers segments.

Market Environment

The Russian economy is by far the largest in the CIS, although its banking market remains underdeveloped relative to the CE. Both per capita GDP, estimated to be € 8,360 at PPP and the ratio of banking assets to GDP, estimated to be 40.6% at the end of 2004 lag behind those CEE countries that have already joined the EU.

Less than 10% of the total banking assets in Russia are foreign-owned. The state-owned Sberbank dominates the market with a 40% market share in total deposits (60% in retail deposits). ZAO Raiffeisenbank Austria is currently eleventh in terms of total assets among Russian banks. We are currently the second largest foreign bank in the country. We face competition from both foreign banks and large local universal (both government-owned and private) banks.

Competition for blue-chip Russian companies has intensified. As a result, we have increasingly focused on new customer segments and are expanding geographically. In Moscow and St. Petersburg, where our operations are primarily located, we are increasingly viewed as the leading bank for medium-sized corporations. In these two cities, we are also a popular and rapidly growing retail bank.

We offer a broad range of products and services to corporate, SME and retail customers. For our corporate customers these include a full range of lending and treasury products, including deliverable and non-deliverable forwards, repo transactions, and interest rates swaps. In addition, we offer a dedicated product portfolio aimed at SME customers as well as a range of credit products, such as mortgages and car loans, card products, electronic banking services, current and term deposit accounts aimed at retail customers.

We are planning to expand both our corporate and our retail businesses, introducing new products and developing new target customer groups such as high net-worth individuals. We are also planning to expand our pension fund, asset management and leasing activities aggressively and have recently introduced unsecured consumer loans and credit cards to the market.

Distribution Channels

We service our retail banking customers through a number of distribution channels, including through our 17 outlets in Moscow and one regional branch in St. Petersburg. In addition, we use 228 car dealerships in Moscow and St. Petersburg and our mobile sales force, as well as the bank's partners-in-mortgage program. Our goal is to establish up to 15 more outlets in the next two years. Corporate customers are serviced directly from our headquarters in Moscow and from our regional branch in St. Petersburg. As we establish regional outlets in other regions in Russia, corporate account officers will be resident there.

Ukraine

Legal Name: JSCB Raiffeisenbank Ukraine

	Equity Ownership (%)
Raiffeisen International	100.0

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	48.0	47.6	47.3
GDP (in € billions)	44.9	43.9	48.8
Real GDP Growth (in %)	5.2	9.4	12.0
Inflation (CPI Growth) (in %)	0.8	5.2	9.0
Banking Assets/GDP (in %)	28.3	37.9	43.5

Source: The Vienna Institute for International Economic Studies (WIIW), National Central Bank

Selected Financial Data

	2002	2003	2004
		in € millions	
Total Assets	271	447	627
Risk Weighted Assets	107	286	438
Total Equity	33	33	63
Profit Before Tax	6.9	8.1	13.9
Return on Average Equity Before Tax (in %)	22.6	26.7	31.2
Number of Outlets	5	12	14
Number of Employees	268	478	727

Overview

Our banking operations in the Ukraine are conducted by our wholly owned subsidiary, JSCB Raiffeisenbank Ukraine. We established the bank as a start-up venture in 1998. It is a universal bank offering a range of products and services to corporate and retail clients via outlets and direct sales agencies, and is currently seventh among Ukrainian banks in terms of total assets, being the largest foreign-owned bank of the country.

Corporate Customers is the most important segment in the Ukraine, accounting for most of our profit before tax, followed by Treasury. The Retail Customers segment, while increasingly contributing to our operating income, still lags behind in profit before tax contribution.

Market Environment

The Ukrainian economy and Ukrainian banking market are somewhat less developed than the economies and banking markets of the CE. Both per capita GDP, estimated to be € 5,600 at the end of 2004 using PPP exchange rates, and the ratio of banking assets to GDP, estimated to be 50% at the end of 2004 lag behind the CEE countries which have already been admitted to the EU. The market for loans to corporate customers has been characterized by relatively strong growth as the Ukraine recovers from a severe and lengthy recession caused by the transformation to a market economy. The market for retail loans has expanded rapidly in recent years, and with credits to households below 4% of GDP, there is considerable room for further growth.

The Ukrainian banking market is partially privatized with two major banks still state-owned. There are approximately 160 banks in the Ukrainian banking market. The 10 largest banks account for more than 50% of total banking assets. Our Ukrainian Network Bank is currently the seventh largest bank in the Ukraine in terms of total assets.

Political, economic and expected legislative developments in the Ukraine appear positive. As a result, we aim to expand our operations in the Ukraine. In particular, we are planning to expand our retail presence by adding a number of full-service outlets and smaller customer service outlets. We plan to continue regional expansion by opening new outlets and gradually shifting towards serving more medium-sized Ukrainian businesses. Our core product offering includes for our corporate customers working capital loans, investment loans, international trade finance and guarantees. We also offer our retail customers a variety of deposit and loan products. Our lending products consist primarily of car loans (60% of our consumer loan portfolio) and home loans (40% of our consumer loan portfolio). In addition, we are one of the first banks to provide unsecured credit lines linked to credit cards in the Ukraine.

We have signed a memorandum of understanding giving us the exclusive right to negotiate the acquisition of Bank Aval in the Ukraine through May 31, 2005. Bank Aval is currently ranked number two among Ukrainian banks in terms of total deposits and has a particularly strong position in the retail banking market. For more information on our possible acquisition of Bank Aval, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments."

Distribution Channels

We service our customers through our network of 14 outlets across the Ukraine. In addition, we use third party distribution channels such as car dealers, real estate agencies and credit unions, as well as our call center and internet banking. We plan to increase significantly the number of small, retail-oriented outlets across the country.

Kazakhstan

Legal Name: Bank TuranAlem JSC

R.I. Ownership: Convertible Preferred Shares convertible into 12.8% of Bank TuranAlem JSC's equity

Selected Macroeconomic Data

	2002	2003	Est. 2004
Population (in millions)	14.9	14.9	14.9
GDP (in € billions)	25.9	27.3	32.8
Real GDP Growth (in %)	3.8	9.3	9.4
Inflation (CPI Growth) (in %)	5.9	6.4	6.9
Banking Assets/GDP (in %)	—	30.7	42.7

Source: National Central Bank

Selected Financial Information

	2003	September 30, 2004
	in € millions	
Total Assets	2,139	3,365
Risk Weighted Assets	1,766	2,848
Total Equity	176	220
Profit Before Tax	26.5	35.4
Number of Outlets	22	22
Number of Employees	3,221	3,817

Overview

Bank TuranAlem JSC, Kazakhstan, was formed as a result of the merger of Turan Bank and Alem Bank in 1997. We have acquired a commercial interest in a certain position of convertible preferred shares in this bank from RZB in late December 2004. Our commercial interest in the convertible preferred shares is represented by RZB as a beneficial nominee shareholder. RZB is also represented with a seat on the bank's supervisory board, and has agreed to exercise its rights as a shareholder only in a manner which is coordinated with us.

The bank currently ranks second in total assets among banks in Kazakhstan. It is a universal bank offering banking products and services to both corporate and retail customers. In addition, the bank manages mortgage, pension fund and leasing subsidiaries.

Equity Participations

The development of Raiffeisen International's equity participations is as follows:

	2002	2003	2004
	in € thousands		
Equity participations	58,726	38,485	73,983
of which affiliated companies	39,889	16,776	18,120
of which companies accounted for using the equity method	9,696	11,403	15,128
of which other interests	9,141	10,306	40,735

Our primary strategy as a bank holding company is to acquire majority shareholdings in credit and financial institutions. Such institutions are fully consolidated into Raiffeisen International's financial statements and form an integral part of our Group.

Affiliated companies are all valued at amortized cost and have a total book value of € 18 million as of December 31, 2004. Such companies are not consolidated into Raiffeisen International's financial statements because they have a minor impact on the Group's figures.

Three associated companies are valued at equity with a total value of € 15 million. These companies are all building societies (located in the Czech Republic, Croatia and Romania). Their business is partly generated and offered by the local Network Banks, which act as agents in relation to these building societies. The building societies were founded with Raiffeisen Bausparkasse, the building society of the Austrian Raiffeisen Banking Group.

Our other equity participations, with a total book value of € 41 million, are mostly minority participations in various local banks, particularly recent acquisitions that were not actively and directly purchased by Raiffeisen International. The most important of these shareholdings is in Bank TuranAlem, Almaty (Kazakhstan). We purchased a commercial interest in convertible preferred shares from RZB in 2004, which is ranked second in the local market and which is described more fully above.

For a detailed list of equity participations, refer to the Consolidated Financial Statement attached to this prospectus.

Rating

Our parent company, Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"), is rated by two leading international rating agencies: Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"). The rating of RZB is as follows:

	Long Term	Short Term	Financial Strength
S&P	—	A-1	—
Moody's	A1	P-1	C+

There is a stable outlook for all ratings based on the annual report of 2003 and semi-annual report of 2004.

In addition, the following subsidiary banks are rated by leading international rating agencies (Moody's, S&P or Fitch Ratings) as follows:

Tatra banka, Slovakia

	Long Term	Short Term	Individual Rating
S&P	BBB-; positive outlook	A-3	—
Fitch Ratings	BBB+	F2	C

Raiffeisen Bank, Romania

	Long Term	Short Term	Financial Strength
Moody's	B1; positive outlook	NP	E+; positive outlook

Raiffeisenbank, Russia

	Long Term	Short Term	Financial Strength
Moody's	Ba1; positive outlook	NP	D

Each rating reflects the view of the rating agency only at the time the rating was issued. You should evaluate each rating separately and look to the rating agencies for any explanations of the significance of their ratings. A rating outlook is an opinion regarding the likely direction of a rating over the medium term. The watch list indicates that a rating is under review for possible change in the short term. The rating agencies can change their ratings at any time if they believe that circumstances so warrant.

The rating agencies define the assigned ratings as follows:

Moody's

Long-Term Bank Deposit Ratings

A1: Banks rated "A" for deposits offer good credit quality with a mid-range ranking. However, elements may be present that suggest a susceptibility to impairment over the long term.

Ba1: Banks rated "Ba" for deposits offer questionable credit quality. Often the ability of these banks to meet punctually deposit obligations may be uncertain and therefore not well safeguarded in the future.

B1: Banks rated "B" for deposits offer generally poor credit quality. Assurance of punctual payment of deposit obligations over any long period is small.

Short-Term Bank Deposit Ratings

P-1: Banks rated "Prime-1" for deposits offer superior credit quality and a very strong capacity for timely payment of short-term deposit obligations.

NP: Banks rated "Not Prime" for deposits offer questionable-to-poor credit quality and an uncertain capacity for timely payment of short-term deposit obligations.

Bank Financial Strength Rating Definitions

C+: Banks rated "C+" possess adequate intrinsic financial strength. Typically, they will be institutions with more limited, but still valuable, business franchises. These banks will display either acceptable financial fundamentals within a predictable and stable operating environment or good financial fundamentals within a less predictable and stable operating environment.

D: Banks rated "D" display modest intrinsic financial strength, potentially requiring some outside support at times. Such institutions may be limited by one or more of the following factors: a weak business franchise; financial fundamentals that are deficient in one or more respects; or an unpredictable and unstable operating environment.

E+: Banks rated "E" display very modest intrinsic financial strength, with a higher likelihood of periodic outside support or an eventual need for outside assistance. Such institutions may be limited by one or more of the following factors: a weak and limited business franchise; financial fundamentals that are materially deficient in one or more respects; or a highly unpredictable or unstable operating environment.

Standard & Poor's

Long-Term Issue Credit Ratings

BBB: An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Plus (+) or minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Short-Term Issue Credit Ratings

A-1: A short-term obligation rated "A-1" is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitments on the obligation is strong. Within the category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments on these obligations is extremely strong.

A-3: A short-term obligation rated "A-3" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Fitch Ratings

Long-Term Issue Credit Ratings:

BBB+: Good credit quality. "BBB" ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Short-Term Credit Ratings

F2: Good credit quality. This rating reflects a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

Individual Ratings

C: The rating "C" denotes an adequate bank, which, however, possesses one or more troublesome aspects. There may be some concerns regarding its profitability and balance sheet integrity, franchise, management, operating environment or prospects.

Real Estate

The book value of our real estate developed as follows:

	2002	2003	2004
		in € thousands	
Land and buildings used by the Group for its own operations	102,738	121,256	159,755
Other land and buildings	9,740	6,883	6,690
Total	**112,478**	**128,139**	**167,445**

As of December 31, 2004, we owned land and buildings with a total book value of € 167 million, with land and buildings used by our Group for its own operations accounting for € 160 million.

Our real estate strategy is not standardized across countries. Some Network Banks, especially those that were acquired or purchased rather than developed by us, own the buildings in which they operate. However, most of the Network Banks rent their headquarters and outlets. Our management headquarters are located at the RZB Head Office in Vienna. We rent the premises from RZB on arm's-length terms.

Investment Policy

The following table shows the development of financial investments and fixed assets of our Group at their cost of acquisition and at their book values. For a full statement of investments, including the development of the respective book values, please see our "Consolidated Financial Statements." Investments as presented below are accounted at amortized cost:

	Cost of Acquisition			Book Value		
	2002	2003	2004	2002	2003	2004
			in € thousands			
Financial investments	**221,309**	**466,946**	**2,367,248**	**225,956**	**464,972**	**2,367,486**
Of which						
Debt securities and other fixed-interest securities	168,596	427,684	2,294,746	167,230	426,487	2,293,503
Equity participations	52,713	39,262	72,502	58,726	38,485	73,983
Intangible fixed assets	**163,637**	**192,491**	**307,157**	**104,900**	**107,544**	**177,040**
Of which						
Goodwill	41,772	47,978	108,399	34,984	34,975	74,858
Other intangible fixed assets	121,865	144,513	198,758	69,916	72,569	102,182
Tangible fixed assets	**552,946**	**613,454**	**781,297**	**273,522**	**333,477**	**441,014**
Of which						
Land and buildings used by the Group for its own operations	183,522	191,393	236,458	102,738	121,256	159,755
Other land and buildings	13,677	11,186	11,426	9,740	6,883	6,690
Other tangible fixed assets	355,747	402,141	510,618	161,044	197,093	253,552
Operating leasing	—	8,734	22,794	—	8,245	21,037
Total	**937,892**	**1,272,891**	**3,455,702**	**604,378**	**905,993**	**2,985,540**

At the end of 2003, the total share of investments in our total assets was 4.5%. The share percentage changed somewhat after the acquisition of Raiffeisen Bank sh.a., Tirana, Albania. This bank had invested primarily in Albanian government bonds that are held-to-maturity. As of the end of 2004, our total share of investments within our total assets is 10.3%.

Financial investments are composed of debt securities which are all held-to-maturity and of equity participations which are strategic long-term shareholdings in affiliated companies not consolidated and minority shareholdings.

Intangible fixed assets are composed of goodwill from the acquisition of equity participations and of software developments whereby most of the software systems were purchased by third parties. Goodwill costs increased considerably from € 48 million to € 110 million in 2004 due to the acquisition of the Albanian unit. The most significant software investment was in the Globus core banking system and related developments by our Group IT which are being used by several local banks.

Tangible fixed assets include land and buildings, which are used predominantly for our own operations, as well as other tangible fixed assets, such as office furniture and equipment and company cars. These investments should increase in the future with ongoing retail expansion and the related establishment of new bank outlets.

Legal Proceedings

RI itself has no legal or arbitration proceedings pending or threatening that could have a material adverse effect on our financial condition, nor has the settlement of any such pending proceedings in the past two years had any such material adverse effect.

RI's banking subsidiaries are involved in a number of legal proceedings that have arisen in the ordinary course of business. However, we do not expect that these pending or threatened legal proceedings may have a material adverse effect on our consolidated financial statements, or on RI's business prospects.

For the last two years, we have been subject to an audit (*Steuerprüfung*) conducted by the Austrian tax authorities on the entire RZB Group. Work on this tax audit is ongoing and the final results will depend on a final evaluation by the Austrian tax authorities of particular issues that they may identify in the course of their review. In recent discussions with the auditors we have received indications that the audit may result in tax liabilities in excess of our current provisions. In a worst case scenario, tax compensation payments as a result of the audit could amount to up to € 32 million. We disagree with these preliminary findings and our external tax advisors, KPMG Austria GmbH, support our position. We therefore still believe that our current provisions are adequate and that it is unlikely that we would finally be required to pay the full amount of € 32 million. It is, however, impossible to predict the final conclusions of the tax audit or on what terms any potential disagreements with the Austrian tax authorities may be resolved. The differences in opinion relate to the proper tax treatment of a specific corporate restructuring measure that was undertaken several years ago and the resolution of this issue will not affect any future tax liabilities.

A criminal investigation was commenced against Banca Agricola (the legal predecessor of Raiffeisen Bank S.A., Romania) and is still pending. The former president of Banca Agricola was accused of involving Banca Agricola in illegal activities involving investors of a € 100 million fund. Five other Romanian banks are also under investigation. As long as the case remains in the investigation stage, Raiffeisen Bank S.A. cannot obtain sufficient information in order to determine whether it could be liable for any part of this amount. However, Raiffeisen Bank S.A. ordered a financial audit and concluded that Banca Agricola did not act as a depositary for the fund; it only sold investor certificates issued by the fund. Raiffeisen Bank S.A. does not believe that it has any liabilities associated with the investigation, and therefore has not made any reserves as the damages and other relevant circumstances are uncertain.

Our Russian leasing unit, OOO Raiffeisen Leasing, has obtained a lower court ruling in its favour in a dispute with the Russian Tax authorities with regard to advance payment notices for VAT returns. Pursuant to this decision our Russian leasing unit would be allowed to deduct from its own tax liability that amount of value added tax which is already contained in the price of the goods it receives. The Russian tax authorities have appealed the lower court decision. As of December 31, 2004, the total amount in dispute was $ 4.4 million.

Process and Productivity Management

As part of our overall financial goals we have also set specific productivity and efficiency targets, in particular to achieve a cost-to-income ratio below 60%.

In order to achieve a cost-to-income ratio below 60%, we have started, in recent years, a coordinated program to improve productivity and operational efficiency across the group. We have introduced the Six Sigma methodology to achieve process orientation and fine-tune our current processes on an ongoing basis in the network. Using Six Sigma and also the Business Process Management System ("BPMS") we can measure the

improvements and project benefits, share know-how among the various units, ensure continuous measurement and improvements rather than only one-time efficiency gains, and at the same time improve customer satisfaction and quality of our service delivery. By the end of 2004, approximately 2,000 employees were trained on Six Sigma.

Information Technology

Overall IT Strategy

Our operations and information technology are designed to fully support our business strategy and to achieve defined business goals. We aim to have a professional and service-oriented Operations & IT department that supports the development and profitability of the business across our Group.

We do not seek to have the most "state of the art" technology and to be at the forefront of all technological developments, but rather to ensure a stable and high quality environment and to support efficient processes in line with the business needs.

The key elements of our strategy include:

- providing high quality products and services, including reliable and secure IT systems in line with our business requirements;
- ensuring cost efficiency via process management and sharing synergies across the group, regionally and group-wide;
- moving towards a more harmonized IT application landscape and establishing regional centers where appropriate; and
- developing highly skilled and motivated employees by providing a common culture for learning and sharing across the group and implementing group-wide training programs.

Strategic Projects

The following projects have been defined as current and future key Group projects with strategic importance.

Globus

Globus has been selected as the Group-wide core banking system, supporting both retail and corporate banking functionality. Currently, Globus is implemented in Poland and Kosovo, and partly in Slovakia. The preparation for implementation in Slovenia is underway and efforts will start in 2005 for Serbia & Montenegro, Bosnia & Herzegovina and Bulgaria. It is planned to install Globus in all countries by 2008 except Hungary and Romania where the core banking systems are already supporting both functionalities. In order to achieve this goal, a Globus competence center has been established in Bratislava which develops and maintains the core application and coordinates the roll-out to the countries.

Group Data Warehouse

The Group Data Warehouse ("GDWH") stores all relevant data for MIS, risk and other business reporting purposes in a structured and group-wide comparable manner. Data is extracted on a daily basis from core banking systems but also from many other satellite systems where raw customer and product data are generated. A successful implementation of the GDWH will enhance our consolidated reporting capabilities. The system is currently being rolled out to the whole Network.

New MIS system

A new standard MIS system has been selected for roll-out to all the Network Banks over the coming three to four years. This system will replace the current group solution as well as some local solutions.

Retail Collections and Application Processing

Standard group solutions have been defined for Retail collections and Loan application systems in order to support the growth in this business line. The collection system has been implemented in three Network Banks, with a fourth one in the final stages of implementation. As other Network Banks grow their Retail business, they will also become candidates for future implementation. A new Loan application system has been chosen and will be piloted in 2005 before a further roll-out schedule is agreed.

Basel II/Risk Management

This project is driven by RZB as the majority shareholder and responsible financial institution for group-wide risk management. A project team with the participation of RZB and combining Group IT and the Network Banks has been set up in order to establish a fully Basel II-compliant and effective risk management approach and tool for the RZB Group.

Group Treasury System (GTS)

A Treasury front office trading system has been selected as the core treasury system for Network Banks active in trading all types of treasury products. Currently only six Network Banks require such a system, while the rest—with their limited Treasury activities—can work with smaller solutions. The system is being implemented during 2005 in two countries, with a roll-out to the other four countries planned for 2006/2007.

IT Security

Our security framework is based on the ISO 17799 standard (Code of Practice for Information Security Management).

The main pillar of the framework is the Group Network Security Policy of Raiffeisen International, which defines a minimum standard for security controls that must be implemented by all Network Units. This Group-wide standard will often be exceeded by the local security policies.

Through performing periodic security checks, especially for firewalls, we supervise the compliance of the Network Banks with our Group security standards.

Shared Services and Outsourcing

In the current environment, the Network Banks perform most of their IT functions and operations themselves. Notable exceptions include the new Group Treasury System, which will be run out of Vienna, where the expertise for the system already rests, and risk management, where a central solution is the most economical solution and ensures the right data quality.

We have also created a regional card processing center within Tatra banka a.s., which performs credit and debit card processing for the region. Currently, six countries use the services of the center which generates economies of scale for our Group. Further strengthening of the processing center is being envisaged and we are planning to expand the services of the center to two additional Network Banks.

Governance

Local Operations and IT heads of the individual Network Banks report to their CEO and, on a functional basis, to our Group COO.

In order to ensure that standards are adhered to, Group IT projects are managed professionally and consistently, and to ensure that local IT initiatives are in line with Group strategy, we have established a unit: Group IT. The main objectives for Group IT are to set IT strategies, guidelines and standards for the Group, monitor and track their adherence and manage group-wide projects. Group IT is based in Vienna, with staff also in other countries, and reports to our COO.

Intellectual Property

We have a license agreement with RZB which allows us and our subsidiaries to use the Raiffeisen International brand and logo and have achieved an understanding within the RBG Group which permits us to use the Raiffeisen name and logo in the markets in which we operate. For more information, see "Certain Relationships with Existing Shareholders—Licensing and Franchise Agreements."

We believe that the proper assessment and control of risks are critical for our success. In compliance with regulatory requirements in Austria, our parent RZB has established a comprehensive risk management system for the entire RZB Group, including us. As part of this risk management system, RZB has established risk management policies and procedures to ensure that various categories of risk such as credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk can be identified throughout the RZB Group and effectively controlled by management.

Risk Management Principles

We apply the following key principles to manage the risks that our Network Banks face in the course of their business:

- our Management Board is responsible for overall risk management policies on the RI Group level;
- our approach to risk management is integrated within the framework of RZB's group risk management system to ensure consistency across the RZB Group and to provide necessary data to RZB;
- the risk management policies determined by our Management Board are implemented by our Corporate Risk Management department and our Retail Risk Management department, as well as through local risk management departments in our Network Banks, which are responsible for monitoring specific risks that arise in each country;
- local risk decision-making authority is delegated to the risk management departments in our subsidiaries to the extent our Management Board believes that it is appropriate;
- a clear functional and personnel separation is enforced between our business origination and risk management activities;
- credit risk, country risk, market risk, liquidity risk, operational risk and settlement risk are managed in a coordinated manner at all levels across our Group; and
- our risk control and risk management are fully integrated into our internal planning, management and control processes.

Risk Management Organization

The Austrian Banking Act requires RZB, as the parent company of a group of credit institutions, to establish adequate internal control measures to ensure that a proper risk management system is established throughout the RZB Group.

The management board of RZB determines the general risk control and risk management principles applicable to the RZB Group as a whole. It is supported by the RZB Group Risk Management Committee, which discusses and proposes to the management board of RZB the methods, processes and procedures applied to credit, market and operational risk management. We are represented on the RZB Group Risk Management Committee by our Chief Financial Officer and the head of our Corporate Risk Management department.

To ensure coherent and consistent risk management throughout our Group and compliance with all legal and regulatory issues at the RZB Group level, our Management Board determines our own risk management policies within the framework of RZB Group's risk management system as determined by the management board of RZB. Our Management Board approves general principles of risk control and risk management, limits on relevant risks and procedures that we apply to control and manage risk. Our Management Board also initiates procedures to optimize our loan portfolio and to ease pressure on capital utilization. Finally, it defines standards for credit policies and credit portfolio management and implements methods for measuring credit risk.

Credit Risk Management

Our Corporate Risk Management and our Retail Risk Management departments are responsible for implementing our credit risk management policies and procedures as approved by our Management Board. Both departments report on a regular basis to our Management Board and to RZB regarding our risk exposure resulting from our corporate and retail portfolio. In respect to credit risk towards financial institutions and sovereigns, RZB's Country and Bank Risk Management department plays a central role in developing standards and ratings for financial institutions and sovereigns within RZB Group as well as in defining a risk management policy for those counterparties.

To the extent possible, responsibility for credit decisions is delegated to our Network Banks where decisions are made based on our risk management policies. At each of our Network Banks, the independent risk management department and the local management board are responsible for risk management. The local risk management departments implement our standards, policies and procedures and carry out risk analysis, rating of local customers and daily monitoring of all risk limits. In addition, we have established local Credit Committees in charge of loan approval within the limits of their local loan approval authority. You can find more detail on our credit risk management organization on the level of each Network Banks under "—Credit Risk—Loan Approval" and "—Credit Risk—Credit Monitoring" below.

Market Risk Management

Our market risk is managed directly by RZB pursuant to a Service Level Agreement and the rules and procedures regarding market risk management are set on the RZB Group level. Our market risk limits for positions from trading and other banking activities are determined by RZB's board member responsible for Global Treasury and Capital Markets according to the risk-taking capacity of our Network Banks. Our compliance with these limits is monitored on a regular basis by RZB.

All of our Network Banks have established independent market risk management departments that are in charge of daily limit monitoring and weekly reporting to RZB. Actual trading and market positioning takes place locally, and each of our Network Banks has a local Asset/Liability Management Committee in place. Our Network Banks are subject to the policies and limits which are set by RZB and approved by our Management Board. The minutes of local Asset/Liability Management Committee meetings and decisions are reported to the local market risk management department. In the case of a limit breach, RZB's board member responsible for Global Treasury and Capital Markets has the right to intervene in local market risk management activities and practices. You can find more detail on how we manage market risk under "—Market Risk" below.

Asset/Liability Management

Our Asset/Liability Management department implements our Group standards and policies throughout our Group in support of our term funding policies. Our Network Banks and their local Asset/Liability Management departments and committees focus mainly on the management of interest risk arising from loans to and deposits from customers. In addition, the local Asset/Liability Management departments take their own strategic interest rate positions within the parameters of Group-wide limits, which must be approved by RZB's board member responsible for Global Treasury and Capital Markets. RZB's board member responsible for Global Treasury and Capital Markets is supported by the RZB Group Asset/Liability Management Committee, which is responsible for monitoring the liquidity risk and the interest rate risk that arise from non-trading activities, including customer business, hedging for balance sheet items and taking additional long- or medium-term provisions as well as the management of own funds and balance sheet structure on RZB Group level. We are represented on RZB's Group Asset/Liability Committee by our Chief Financial Officer. Limits are monitored daily within our Network Banks, which report limit utilization each week to RZB. You can find more detail on our Asset/Liability Management under "—Asset/Liability Management" below.

Liquidity Risk Management

Our liquidity risk is covered and closely monitored by Asset/Liability Committees at each Network Bank, as well as by our Asset/Liability Management department at the RI level. We work closely with the Asset/Liability Management department of RZB and the RZB Group Asset/Liability Committee with regard to our liquidity situation and contingency plans. A funding plan that includes all funding requirements and sources for the current year is regularly presented by our Asset/Liability Management department to the RZB Group Asset/Liability Management Committee and to the RZB management board. For more information on how we manage liquidity risk, please see "—Liquidity Risk" below.

Operational Risk Management

Our operational risk is managed within our Network Banks according to RZB's policy and guidelines covering the management of operational risks. We have local operational risk managers in all of our Network Banks who are responsible for supporting the collection of loss event data, for performing and facilitating risk assessments and for reporting information relating to operational risk to RZB.

We regularly report detailed information to RZB regarding our exposures in credit risk, positions in market risk, liquidity gap and results in operational risk. In addition, we receive analysis on our risk-taking capacity, value-at-risk ("VaR") and portfolio information on credit risk and market risk, including limit utilizations for each Network Bank and for our overall Group pursuant to a Service Level Agreement with RZB.

Credit Risk

Credit risk relates to the possibility that a financial loss will occur as a result of a borrower's or counterparty's deteriorating creditworthiness and/or inability to meet its obligations. Credit risk is the largest single risk we face. We manage credit risk for our Group as a whole in close cooperation with the credit risk management at RZB Group level.

We manage our credit portfolio on the basis of risk-adjusted return on capital on an individual loan basis. We analyze credit transactions by calculating the expected loss and by determining the unexpected loss on our loan portfolio. "Expected loss" is the loss that we expect over a one-year period in our credit portfolio, based on our historical loss experience. In calculating expected loss we take into account a number of factors including default probability and expected exposure at default, which we estimate based on client and product-specific factors that reflect the risk characteristics of different types of credit exposures and facilities. Expected loss is a useful measure for planning purposes, and supplements decision-making on provisioning and expected loss in case of a default. "Unexpected loss" is our estimate of the maximum negative deviation of the possible loss from the expected loss that we are likely to face within a one-year period. In our risk management system, the expected loss in our lending business is factored into the pricing of our products in the form of standard risk costs. Unexpected loss is taken into account through the allocation of capital and is part of the pricing as well.

We analyze credit risk associated with traditional banking products, such as loans, as well as that associated with derivative financial instruments. We particularly attempt to limit our potential default risk from over-the-counter ("OTC") derivative transactions. We measure our credit exposure from OTC derivative transactions as the cost of replacing the contract if our counterparty were to default on its obligations.

We comply with all quantitative and qualitative requirements defined within the Basel II framework particularly with its Foundation Internal Rating Based Approach ("FIRB"). For more information on Basel II, see "Banking Regulation and Supervision—Banking Regulation and Supervision in the European Union—The Standards Introduced by the Basel Committee" below.

Credit Policies

Credit policies are in place for all of our Network Banks and must be approved within the annual budgeting and planning process. The purpose of these credit policies is to define standards for the composition of our loan portfolio in terms of the exposure to certain industries and to define specific underwriting criteria, in particular with regard to the structure of risk limits and collateral composition. This includes the definition of industries, to which loans by our Network Banks are restricted or prohibited. Our credit policies utilize pre-defined customer profiles which allow our risk originating units to efficiently evaluate risks associated with potential customers. Our Corporate Risk Management and Retail Risk Management departments recommend and review the credit policies of our Network Banks. They also ensure that the credit policy of our Group complies with RZB Group credit policy. Our general credit guidelines provide the basic rules for our lending business with, and other extensions of credit to, corporate customers, retail customers, financial institutions and public sector entities. These guidelines are based on the general credit guidelines of the RZB Group.

The decision whether or not to extend a loan to a corporate customer depends primarily on the customer's credit quality as reflected by the credit rating assigned under our internal rating system as well as on the value of collateral provided, if any. (see "Credit Risk—Internal Rating Systems" below). In assigning a rating, we consider factors such as the customer's financial condition, the market in which the customer operates, the marketability of the customer's products and the customer's management. If the customer is a private individual, we consider factors such as the customer's income level, amount of assets and liabilities and other personal financial information, when assigning a credit score to that customer.

Loan Approval

Responsibility for approving loans is assigned to various employees or committees depending on the gross amount of the loan, the term of the transaction, the type of borrower, the value of any collateral securing the loan and the professional experience, performance and qualifications of the employees and committees.

A basic feature of our loan approval process is a clear separation between our business origination and risk management activities. Risk assessments are performed on the basis of a dual assessment by both our business origination units and our risk management units. Loans must also be approved by both the business origination and risk management units performing the assessment. Loan approvals are required for overdrafts, loan increases, extensions of loan terms and changes in risk-relevant parameters that formed the basis of the original loan approval. An exception to this dual assessment procedure exists for standardized lending to private and small corporate customers, where the simplified procedures described under "—Loan Approval for SME and Private Individuals" below apply.

We apply different loan approval procedures depending on both the nature of the customer and on the gross amount of the loan in question. Whether we apply the loan approval procedures for corporate customers or those for SME and private individuals, for example, therefore does not exclusively depend on whether the relevant customer is allocated to our Corporate Customers segment our to our Retail Customers segment for purposes of our business segment reporting.

Loan Approval for Corporate Customers

For purposes of our corporate credit risk limit approval process, separate legal entities that are connected, such as parent companies and subsidiaries, are treated as one single Group of Connected Customers ("GCC"), for which total credit risk limits are determined. Loan approvals are subject to the RZB Group limit for each customer group. In addition, the RZB Group-wide Global Account Management System ("GAMS"), a relationship management system for RZB Group-wide customers, supports our credit risk approval process for corporate customers. Multinational corporate customers are handled centrally by a Parent Account Manager ("PAM"), while subsidiaries of those customers are served locally by Local Account Managers ("LAMs"). The PAM is normally appointed in the unit closest to the customer. The recommendations of the PAM are important and may take precedence over local authority decisions, although no Network Bank is required to extend credit to a customer unless it agrees. You can find more detail on GAMS under "Certain Relationships with Existing Shareholders—Relationship with the Raiffeisen Banking Group—Distribution of Responsibility for Customers" below.

When determining corporate credit risk limits, we are limited by the total risk limits for each GCC. The level of decision-making power that our Management Board delegates to local loan approval authorities differs depending on their size and level of sophistication. All of our Network Banks have established local Credit Committees. Approval of a loan requires a unanimous decision by the relevant Credit Committee and must be documented in the minutes of the Credit Committee's meetings and submitted to our Corporate Risk Management department.

If a particular loan exceeds the decision-making power delegated to a local loan approval authority, then the local Network Bank's supervisory board must approve the loan. Such approval is granted upon the recommendation of our Corporate Risk Management department and in consideration of the overall limit determined by the RZB management board.

Loan Approval for SME and Private Individuals

We delegate most loan approval and administration tasks for loans to small-and micro-sized entities and to private individuals to our Network Banks and local credit units. Our Network Banks advise new and existing customers, approve credit applications within their decision-making powers and monitor existing loans to recognize potential risks at an early stage.

Our lending business within the SME segment is divided into two areas based upon the size of credit exposure. Micro-sized credit applications (up to € 100,000 of credit exposure) are analyzed by a credit scoring process according to special guidelines for micro-business lending. Small business credit applications (up to € 1.5 million of credit exposure) are evaluated using corporate-based tools for risk assessment, adapted to allow more standardized data processing and decision-making and must be approved by the local Credit Committee. If the credit exposure towards a customer exceeds € 1.5 million, the customer is treated as corporate.

Loan approvals for private individuals are based on credit scoring. Approval authorities are designated by local supervisory boards. Our retail scoring systems are based on an individual customer's ability to repay the loan and the loan product in question.

Loan Approval for Public Sector Entities

Each loan application from a public sector entity is evaluated individually by our Network Banks, taking into account a variety of factors such as the level of debt and the tax revenues of the borrower. In addition, we review the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan.

Loan Approval for Financial Institutions

The process for approving credit risk limits for financial institutions is based on the risk analysis, rating and recommendations by RZB's Country and Bank Risk Management department. Our Network Banks can approve limits up to the level authorized by RZB and subject to the approval of the respective local Credit Committee and supervisory board. Approved limits must be submitted to RZB's Country and Bank Risk Management department and, in the case of revolving limits, must be reviewed annually.

Internal Rating Systems

Our internal rating systems serve several purposes:

- to assess a customer's creditworthiness;
- to identify risks at an early stage so that we can take appropriate counter-measures;
- to categorize the risk profile of our loan portfolio; and
- to calculate standard risk costs.

Our internal rating system assigns each borrower to one of ten rating categories. We apply our internal rating system to all our corporate customers, professionals and real estate customers across our Network, except in newly-acquired businesses where we may use existing local rating systems for limited transitional periods. The rating process is entirely independent from any influence by our risk originating units. The local credit analysis specialist acts as an internal rating authority within our Network Banks. Pursuant to RZB standards, we have two major rating systems in use: one for corporate customers and one for financial institutions.

Corporate Customers

Our internal rating system for corporate customers is an "expert model," meaning that the final decision on the rating, within the given parameters, is based on the experience and assessment of our local analyst. The customer rating system is based on the following six financial ratios, which are mapped against benchmarks for various industries and accounting standards:

- interest cover;
- ordinary income margin;
- EBTDA margin;
- equity ratio;

- return on assets; and
- debt amortization period.

The quantitative rating grade serves as a basis for a structured qualitative analysis. The structured qualitative analysis allows the analyst to upgrade or downgrade the borrower's quantitative rating after consideration of non-quantitative information. The final customer rating is based on the quantitative rating plus any changes resulting from the qualitative analysis.

The rating process assesses the borrower's repayment ability and converts it into an expected default probability. Upon completion of the assessment process, a rating ranging from 0.5 to 5.0 is assigned to the customer. The following table shows our ten internal rating categories for corporate borrowers and the volume of loans to corporate customers for each of our internal rating categories as of December 31, 2002, 2003 and 2004:

		Credit Exposure As of December 31,					
		2002 (1)		2003		2004	
Internal Rating Category		unaudited, in € millions	in %	unaudited, in € millions	in %	unaudited, in € millions	in %
0.5	Minimal Risk			121	0.7	15	0.1
1.0	Excellent credit standing	2,090	15.6	664	4.1	1,080	4.9
1.5	Very good credit standing			353	2.2	1,467	6.7
2.0	Good credit standing	2,368	17.6	2,216	13.6	1,996	9.1
2.5	Average credit standing			1,068	6.6	2,020	9.2
3.0	Mediocre credit standing	4,852	36.1	3,589	22.1	3,360	15.4
3.5	Weak credit standing			1,352	8.3	2,360	10.8
4.0	Very weak credit standing	1,563	11.6	2,628	16.2	3,162	14.5
4.5	Doubtful and/or partial write-offs			332	2.0	740	3.4
5.0	Loss/bankruptcy or similar proceedings	544	4.0	158	1.0	180	0.8
	Unrated (2)	2,022	15.0	3,787	23.3	5,484	25.1
Total credit exposure		**13,439**	**100.0**	**16,270**	**100.0**	**21.866**	**100.0**

(1) Numbers for 2002 are based on an earlier rating system, which used different ratios and distinguished among only five different risk grades.

(2) The 2002 and 2003 numbers for the "unrated" category include credit exposures which were re-classified as retail exposure in 2004.

Financial Institutions

Our rating of financial institutions is based on two basic principles:

- quantitative rating by peer group comparison; and
- capping by the rating of the sovereign (country ceiling).

The following table shows our ten internal rating categories for financial institutions:

Internal Rating Scale	Corresponding Moody's Rating	Description
A1	(Aaa)	Without any identifiable risk—capacity to repay is exceptional
A2	(Aa)	Without identifiable risk—capacity to repay is very strong
A3	(A1, A2)	Without identifiable risk—capacity to repay is strong
B1	(A3, Baa1)	Must be kept under observation—capacity to repay is good
B2	(Baa2, Baa3)	Must be kept under observation—capacity to repay is satisfactory
B3		Must be kept under observation—capacity to repay is adequate
B4		Must be kept under observation—capacity to repay is questionable
B5		High risk—ability to repay is highly questionable
C		Very high risk—repayment rather unlikely
D		Insolvency, in default

Our internal rating takes different sources of internal and external information into account. This rating methodology results in a risk classification rating for financial institutions which is capped by the country ceiling, i.e. the rating of a financial institution may not exceed the rating of the sovereign debt in its home country. The risk classification rating is based on the following components:

- qualitative score;
- quantitative score;
- quantitative risk score; and
- quality of information.

There are two exceptions to this methodology: (i) ratings for investment grade rated financial institutions are based on a conversion from the rating agency Moody's rating as shown in the table above and (ii) in some cases, the rating of a subsidiary can be derived from the rating of the parent company.

The following table shows the volume of loans to financial institutions outstanding for each rating category as of December 31, 2003 and 2004:

	Credit Exposure As of December 31,			
	2003		2004	
Internal Rating Category	**unaudited, in € millions**	**in %**	**unaudited, in € millions**	**in %**
A1	138	4.2	255	6.3
A2	614	18.6	967	24.0
A3	1,715	52.1	1,395	34.6
B1	183	5.6	338	8.4
B2	183	5.6	284	7.0
B3	28	0.8	115	2.8
B4	31	0.9	46	1.1
B5	39	1.2	51	1.3
C	0	0.0	0	0.0
D	0	0.0	2	0.0
Not rated	364	11.0	576	14.3
Total credit exposure	**3,294**	**100.0**	**4,028**	**100.0**

Credit Monitoring

Total credit exposures to individual customers and GCCs are monitored daily by our Network Banks to calculate the applicable threshold for credit approval and to ensure compliance with credit limits and regulatory restrictions on credit exposures. Each month, RZB must report large exposures exceeding 10% of the RZB Group's Tier 1 and Tier 2 capital to the Austrian National Bank. This regulatory requirement and the need for proper risk management at the RZB Group level requires that we report exposures above certain thresholds for each individual borrower or GCC to RZB.

We continually update and refine our credit monitoring in an effort to improve the speed of decision-making and the quality of information available for identifying and assessing potential risks. Our internal and external auditors regularly review our credit business. In addition, we regularly monitor compliance with credit procedures and suggest measures to further improve the quality of credit analysis and monitoring.

Credit exposures that fall into the small and micro-business category or the private individuals lending category are subject to a standardized review. Local risk managers and credit offices monitor unusual account activity and other factors indicating potential changes in creditworthiness. As part of the regular update of our rating analysis, we review our credit exposures to corporate customers and small business entities/SME at least once a year, as well as each time a new credit application is filed by a particular customer.

Formal monitoring is done through regular credit reviews. The frequency of such reviews is based on the rating of the borrower and the level of collateralization. The credit review process represents a new evaluation of

the credit standing of the customer, which focuses on recent developments (both positive and negative) of the customer and its ability to meet its obligations. If the customer's risk profile has deteriorated, a range of corrective measures may be considered and implemented. The customer's rating may be increased or decreased based on the credit review.

The credit review process also involves the reassessment of any collateral relating to the credit risk limit under review. Risk mitigation by collateralization and structuring are common to our credit policies. Our collateral evaluation process is based on a risk manager's appraisal of the market value of the collateral, according to our standardized guidelines for collateral evaluation. After calculating the market value of the collateral, we factor in certain discounts reflecting risks related to collateral realization to ensure that our final calculation accurately reflects expected recovery rates.

Problem Loan Procedure

If we determine after a credit review that a customer's rating has deteriorated or, if we have any other indication that the customer's creditworthiness has been adversely affected, the customer is placed on our internal credit watch list. Customers may also be placed on the watch list for other reasons, such as problems affecting an entire industry.

A customer or loan exposure placed on the watch list is subject to detailed review and constant monitoring from that time forward to enable us to develop a strategy for dealing with the exposure. Customers and loan exposures on the watch list are also subject to expanded reporting requirements and are handled by specialized senior credit officers in our units.

Warning signs that a customer's credit rating has deteriorated can include the extensive use of overdraft facilities, late payments on a loan or, in the case of commercial customers, the fact that the borrower covers operating losses with extraordinary income. If there are signs that the credit exposure may result in a partial or total loss or if a payment is past due, work-out specialists in our subsidiaries assume full responsibility for managing the exposure.

If an exposure has deteriorated to a point were recovery options need to be considered, e.g. in an insolvency or settlement proceeding, attempts will be made to recover the amounts outstanding on the loan by liquidating collateral or by pursuing other forms of legal recourse.

Cash-covered or sovereign guarantee exposures are exempt from problem loan procedures.

Loan Loss Provisions

Provisioning decisions are made in accordance with an internal approval system. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Significant Accounting Policies—Provisions for Impairment Losses on Loans and Advances".

Standardized loan loss provisions exist for problem loans to private individuals and micro-businesses/SMEs. A loan loss provision will be made if, in the reasonable opinion of the person authorized to make credit determinations, a partial or full loss on the loan is expected. Provisions are made, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments, particularly under an agreed-upon restructuring plan, or when insolvency proceedings have been initiated with respect to the customer. The amounts of our loan loss provisions for problem loans are determined on a case-by-case basis after an analysis of the overall risk of loss, taking into account all circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan.

Provisions are generally reversed when the economic conditions leading to the provisions no longer exist.

The following table presents our provisions for losses on loans and advances as of December 31, 2002, 2003 and 2004:

	As of December 31,		
	2002	2003	2004
	in € thousands		
Additions			
Provisions for losses on loans and advances	275,093	281,631	228,145
Provisions for losses on guarantees and indemnities	15,501	24,887	23,864
Total additions	290,594	306,518	252,009
Of which			
Counterparty risk	290,594	306,126	251,784
Country risk	0	0	0
Latent risk	0	392	225
Releases			
Provisions for losses on loans and advances	215,041	186,940	85,184
Provisions for losses on guarantees and indemnities	18,525	28,295	12,323
Total reversals	233,566	215,235	97,507
Of which			
Counterparty risk	233,458	213,248	95,525
Country risk	0	0	0
Latent risk	108	1,987	1,982
Recoveries			
Recoveries from write-offs for loans and advances	7,514	3,684	16,905
Net additions to allowances for losses on loans and advances	49,514	87,599	137,597

Interest Accruals and Write-Offs

We categorize loans as doubtful if we determine that there is a danger of loss, a loan loss provision has been established or a write-off has been recorded. We place doubtful loans on a non-accrual basis when we conclude that the customer will no longer be able to meet its scheduled payment obligations. The relevant officers at our Network Banks decide for all problem loans the point at which interest should no longer be accrued as income. We cease to accrue interest if there is a high probability that such interest will not be paid and record such interest as income only as it is actually paid. If we determine that interest previously treated as accrued interest will not be paid, appropriate provisions are made and the accrual is eventually written-off when it becomes due and is not paid.

After completion of any recovery proceedings, any uncovered amount of the exposure will be written-off. In rare cases (e.g. the death of the borrower), a loan can be written-off without prior loan loss provisions. A transfer to doubtful accounts will be made only if restructuring measures have partly or completely failed, but it nonetheless appears possible that we might recover outstandings from the borrower within the next few years.

The following table shows the volume of loans placed on non-accrual status as of December 31, 2002, 2003 and 2004:

	As of December 31,		
	2002	2003	2004
	in € millions		
By Balance Sheet positions			
Loans and advances to banks	0	0	0
Loans and advances to customers	262	382	378
Total	**262**	**382**	**378**
Total lending volume	10,959	15,227	21,021
As a percentage of lending volume	2.4%	2.5%	1.8%
By Region			
CE	215	331	306
SEE	44	41	63
CIS	3	11	9
Total	**262**	**382**	**378**

Counterparty Credit Risk

The following table shows our total credit exposure as of December 31, 2004, broken down by industry sectors and geographic segments:

	As of December 31, 2004							
	CE		SEE		CIS		Total	
	in € millions	in %	in € millions	in %	in € millions	in %	in € millions	in %
Manufacturing	3,153	22.0	1,143	14.4	1,250	36.3	5,546	21.6
Retailing and wholesaling	2,421	16.9	1,363	17.2	624	18.1	4,408	17.2
Transport, Storage and Communication	619	4.3	251	3.2	277	8.0	1,147	4.5
Financial Intermediation	1,174	8.2	308	3.9	46	1.3	1,528	5.9
Real estate	1,580	11.0	209	2.6	177	5.1	1,966	7.7
Public administration, social insurance	1,988	13.9	1,997	25.2	286	8.3	4,271	16.6
Private households	1,612	11.3	2,066	26.1	387	11.2	4,065	15.8
Other	1,767	12.3	588	7.4	395	11.5	2,750	10.7
Total	**14,315**	**100.0**	**7,926**	**100.0**	**3,442**	**100.0**	**25,683**	**100.0**

Country Risk

Country risk is defined as "the transfer and conversion risk that arises from cross-border transactions." Country risk also encompasses sovereign risk, the default risk of sovereigns or state entities acting as borrowers, guarantors or issuers.

In calculating and managing country risk, our Group uses the same methodology, definitions and procedures applied throughout the RZB Group. We measure country risk based on our internal country ratings, which are broken into two components: (i) quantitative analysis of economic risk and (ii) qualitative examination of political and socio-economic trends. In addition to the default probability and the loss quota, our calculation of country risk incorporates the structure of the particular transaction.

Management of country risk is based on a centralized process at RZB. RZB's Country and Bank Risk Management makes the final determination of country risk, but all country limits are coordinated at the RZB Group level and approved by RZB's management board. Since the business of our Network Banks is primarily domestic in nature (i.e. focused on the country that each Network Bank is located in), country risk plays a small role in our Group.

Market Risk

Market risk refers to fluctuations in interest rates, exchange rates, share prices and commodity prices. Market risk derives from trading in treasury and investment market products for which prices are fixed daily, as well as from our more traditional banking business, such as loans.

Our market risk management encompasses the recognition, measurement, monitoring and management of market risk that results from our banking business on a group basis. We encounter market risk in both our trading and our non-trading activities (including interest rate positions, balance sheet structures and hedging positions).

Our market risk management follows the same approach as RZB, because we are treated as part of RZB Group for purposes of determining RZB Group's overall exposure to market risk for Austrian bank regulatory purposes. Guidelines and procedures for managing market risk are set out in the Treasury Rule Book, which is applicable to all operations within our Group that take market risk. RZB's board member responsible for Global Treasury and Capital Markets approves market risk limits for each Network Bank based on the overall Value-at-Risk limit set by RZB's managing board and the risk-taking capacity of the respective Network Bank. Value-at-Risk limits are apportioned to different books and markets on the basis of coordinated proposals by the relevant trading and local risk management units, as well as the Treasury Coordination and Risk Management departments of RZB.

Individual market risk limits are determined based on the risk-taking capacity of each individual Network Bank and based on the risk/return ratio of the respective portfolio. Market risk limits apply based on volume and position, as well as on sensitivity measures and stop loss strategies, depending on the type of products approved. These limits are subject to approval by RZB's board member responsible for Global Treasury and Capital Markets, and may be changed during the course of a year in response to various factors, including stress test

results or market fluctuations, or if a Network Bank wishes to expand its trading activities. At each level of our market risk management, we attempt to satisfy the need for certain trading desks to have higher limits by shifting limits from one desk to another, rather than increasing the total limit for the relevant Network Bank. A detailed procedure must be followed before a new product is approved. During the approval process, local risk management is consulted concerning valuation and risk assessment.

Austrian banking regulations allow banks to calculate capital requirements for market risk using internal models, if the models fulfill certain qualitative and quantitative criteria to comply with the Basel Accord and the EU Capital Adequacy Directive. These criteria include independent risk management, on-site examinations by regulatory officials, regular stress tests and the application of standardized risk parameters. We use the Value-at-Risk model for internal purposes only. Capital requirements for our trading book are calculated according to the standardized model.

Value-at-Risk ("VaR") Analysis

Our Group-wide method for measuring market risk is based on a VaR approach. VaR is calculated using statistically expected changes in market parameters for a given holding period at a specified level of probability. Our self-developed internal model, which has been implemented on a Group-wide basis, takes into account relevant market risk-takers and units. Minor positions arise in some smaller subsidiaries that have no active trading and in newly acquired units for a limited period of time. These minor positions are not included in our internal model.

Our internal model is based on a variance/co-variance approach and uses a 99% confidence level. The model assumes a 10-day holding period for purposes of internal risk management. We adjust our VaR model on an ongoing basis in response to developments in the financial markets and to changes in our risk management needs.

Risk parameters based on our VaR methodology are calculated by RZB Risk Management. RZB calculates market risk weekly, based on limit utilization reports and profit/loss figures from our local risk management departments. These weekly reports give a clear picture of the relationship between risks calculated on a VaR basis and the related returns. We use this information as part of our annual budgeting process as it provides our management with an overview of the risk/return profiles of the individual trading desks.

The reliability and accuracy of our internal VaR model is monitored by regular back-testing that compares the VaR amounts originally calculated for a period with the profits and losses actually generated during that period. Our VaR calculations are complimented by various stress tests to identify the potential impact of extreme market scenarios on the value of our trading portfolios. These stress scenarios simulate both, exceptional movements in prices or rates and dramatic deteriorations in market correlations.

Market Risk Associated with Our Trading Book

Market risk resulting from our trading positions is limited compared to our overall market risk position. Our largest market risk exposures relate to currency risk in connection with the local currency denominated capital of our Network Banks. Price risk does not play an important role in our trading books.

The following table presents risk figures (99% VaR, 10-day) for market risk in our trading books, by risk type:

2003	VaR as of December 31, 2003	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	6,421	2,389	153	6,421
Currency risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

2004	VaR as of December 31, 2004	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	1,699	2,130	1,458	2,592
Currency risk	19,091	19,636	17,023	20,007
Price risk	76	690	76	1,473

The overall VaR as a result of market risk associated with our trading books fluctuated between € 18.5 million and € 24 million in 2004. Changing positions, market volatilities and correlations are reasons for a permanently changing risk profile. Limit utilization stayed within approved limits over the entire period.

Currency Risk

Apart from our exposure to foreign currencies that relates to the banking and trading activities in our Network Banks and that is managed by our local treasury departments, we are also exposed to foreign currency fluctuations on the Group level because most of our Network Banks use local CEE currencies as their reporting currencies. This exposure is included in our trading book.

In order to minimize the effects of exchange rate fluctuations of the local currencies in the CEE and of the U.S. dollar against the euro, we actively monitor these developments and partially hedge our exposure to these fluctuations by entering into currency hedging arrangements. Any decisions to enter into such arrangements are made centrally by our Management Board. The purpose of these hedging transactions is to reduce the currency effects on our consolidated capital position based on the non-euro denominated capital invested in the various CEE countries in which we operate. Depending on various factors such as the liquidity of local currency markets, the availability of relevant expertise at the relevant Network Bank, the nature of individual hedging instruments or the size of a particular transaction, hedging transactions are entered into either centrally by RI or locally by our Network Bank in the relevant market.

Asset/Liability Management

We utilize a matched fund transfer pricing system that distinguishes between the margins earned by our customer business and the profits from taking certain interest rate positions. The system is based on current market rates and is the basis for calculating the profitability of our profit centers and products, as well as our overall interest rate risk position.

We have experienced strong asset growth, at the same time that our deposit base has been a relatively stable and reliable source of funding. Within our fund transfer pricing system, we forecast the average expected maturities for our deposits as well as for our variable interest rate loans to customers. Structural mismatches are reflected in the interest rate position of our Group and the result of the maturity transformation is reflected in our net interest income.

We use the VaR method to measure market risk in our banking book in the same manner that we use it to calculate VaR in our trading book. Because of the increasing significance and complexity of our customer business, we supplement the VaR calculation with a regular analysis of net interest income at the local level. This analysis is based on simulations and scenarios that provide indications of net interest income volatility. These calculations take various factors into account, including business volume as of the reporting date, assumptions regarding new business, sensitivity of the demand for loans and deposits to changes in interest rates and general developments affecting margins in major market segments. The calculations enable us to identify risks in our regional customer business at an early stage. In addition to this dual view of the value and earning aspects of our banking book, we constantly focus on our data quality.

The following tables show the interest maturity gap arising from our non-trading activities as of December 31, 2003 and 2004. The interest maturity gap is calculated as the difference between assets and liabilities that mature or reprice during a specified period. A positive interest maturity gap indicates that an increase in interest rates will reduce interest income over the specified period, while a negative interest maturity gap indicates that an increase in interest rates will increase net interest income.

Interest Maturity Gap As of December 31, 2003	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
	in € thousands			
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

Interest Maturity Gap As of December 31, 2004	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
	in € thousands			
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Other	(100,250)	4,663	143,557	(61,031)

The following tables show the hypothetical change in the present value of our banking book activities as of December 31, 2003 and 2004 as a result of a parallel increase in interest rates of one basis-point:

Change in Present Value As of December 31, 2003	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
		in € thousands		
EUR	0.8	8.9	(7.5)	6.0
USD	2.6	(1.8)	(3.7)	(1.3)
Other	14.9	30.5	(56.7)	(53.3)

Change in Present Value As of December 31, 2004	More than 6 to 12 Months	More than 1 to 2 Years	More than 2 to 5 Years	More than 5 Years
		in € thousands		
EUR	0.6	0.0	(20.6)	3.5
USD	(5.6)	(6.5)	(9.3)	(13.5)
Other	11.3	(4.1)	(45.5)	34.4

Liquidity Risk

We manage our liquidity risk in a way to ensure that sufficient liquidity is available to meet our commitments to customers, both in the demand for loans and the repayments of deposits, and to satisfy our own cash flow needs.

We attempt to avoid concentrations of our funding facilities, to observe our current liquidity situation, to identify new issues and to determine the pricing of our assets and credit business. We also have a liquidity policy in place that specifies our liquidity limits and includes liquidity contingency plans. These contingency plans describe the responsibilities and procedures to be taken if there is a liquidity crisis at a Network Bank. These measures include obtaining additional funding and using committed credit lines, as well as communicating with central bank authorities.

In addition to medium- and long-term limits based on minimum liquidity ratios, we must comply with overnight liquidity limits and regulatory requirements in the various countries in which we operate. Liquidity limits, including limits for each Network Bank, must be approved by RZB's board member responsible for Global Treasury and Capital Markets. Our reports include assumptions on a going-concern principle, such as the "stickiness" of deposits. We report our liquidity situation to RZB on a weekly basis.

We have a stable and diversified funding base of customer deposits, our own issues of medium- and long-term debt securities and short-term borrowing in the international markets. See also "Risk Factors—We rely on a relatively small number of large creditors and depositors for funding and liquidity" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Shareholders Equity, Subordinated Capital and Other Sources of Liquidity".

Operational Risk

We define "operational risk" in accordance with the Basel II Capital Accord, as the risk of loss resulting from the inadequacy or failure of internal procedures, personnel and systems, or from external events. This definition includes legal risk, but excludes strategic and reputational risk. This definition of "operational risk" includes events such as losses from fraud, computer system failures, settlement errors and model errors or natural disasters. To classify this broad risk type, we use categories similar to those of Basel II, which provide a basis for loss data collection and risk control. We intend to achieve the Standardised Approach required by Basel II relating to the calculation of regulatory capital required to cover operational risk.

Framework and Monitoring Systems

An effective monitoring process is essential to adequately managing operational risk. Regular monitoring activities help to quickly detect and correct deficiencies in the policies, processes and procedures for managing operational risk, and may substantially reduce the potential frequency and/or severity of a loss event.

In 2004, we began to collect loss data, to assess operational risks and, in close cooperation with RZB, to map our business activities to the business lines defined by Basel II. In 2005, we started to develop and implement risk indicators. Generally, our goal is to use the intranet system that RZB is developing as a central communication platform for obtaining sector-specific loss data and risk scores and for providing consistent information to senior management. We expect that this system will help us to comply efficiently with the requirement that we involve all decision-makers and divisions in the risk management process. In addition, the system will regularly provide RZB with data on operational risk to allow for a RZB Group-wide risk analysis.

We are focused on the implementation of a process to regularly monitor our operational risk profile and material exposures to operational losses. Our requirement of regular reporting information to senior management and to the Supervisory Board also supports the proactive management of operational risk, which the Basel II Committee has required in its Sound Practices paper.

Operational Risk Management Strategies

In analyzing and managing the operation of our Network Banks, we focus on the development of the following tools which can be used to identify and assess operational risks:

- collection of loss data;
- assessment of the risks in our operations and activities against a variety of potential operational vulnerabilities;
- increasing the use of risk indicators, statistics and metrics, in order to provide insight into our risk position; and
- enhanced risk calculation.

The establishment of an adequate organizational structure is central to the successful implementation of methods and tools for the management of operational risks. We have appointed operational risk managers in all of our business units and subsidiaries who are responsible for supporting loss data collection efforts, providing user training, performing and facilitating risk assessments, maintaining quality control and delivering feedback for improvements of risk controls and key risk indicators. Local risk managers are also responsible for suggesting measures to reduce, prevent or take out insurance against operational risks. In addition, the central Risk Management department of RZB determines operational risk management methods, measures and analyzes operational risks, develops and updates a rule book governing operational risk management and monitors developments in the Basel II process. It works in close cooperation with other central units including our internal audit, compliance and legal departments.

We have legal departments within each of our Network Banks focusing on legal issues regarding individual contracts and changes in current law and the judicial system.

We seek to minimize the operational risk associated with our communication, information and settlement processes through a number of measures concerning data security, confidentiality and integrity of stored data and access-authorization systems, as well as through staff training programs. In addition, we have developed back-up systems and emergency plans.

Settlement Risk

Settlement risk arises whenever the exchange of cash, securities or other assets is not simultaneous. It occurs when delivery of such assets has occurred but payment has not yet been made. Settlement risk can be seen as a type of credit risk but has a strong impact on liquidity risk and operational risk as well. Our trading activities may give rise to such risk at the time of settlement of those trades. We establish settlement limits for each counterparty in order to mitigate settlement risk and to avoid concentrations on a certain payment date. We monitor these settlement limits, as well as the cash payments that we receive, and compare them to the expected payments from trading activities on a timely basis in each of our subsidiaries.

For securities transactions, we mitigate settlement risk by closing transactions through a clearing agent that effectively acts as a stakeholder for both parties, settling the trade only when each party has fulfilled its obligations under the transaction. Such settlement is commonly termed delivery-versus-payment settlement.

The following chapter contains selected information on certain aspects of banking regulations in the countries we are operating in. The information in this chapter is intended to provide a brief overview of banking regulations to which we are subject and is not intended to provide a comprehensive or complete description of banking regulation and supervision in the CEE.

Introduction

The objective of banking regulation and supervision is to ensure that banks operate in a prudent manner and that they hold capital and reserves sufficient to support the risks arising in their business.

Though RI does not conduct banking operations itself, it holds participations in a number of banks and is part of the RZB Group. RI directly is subject to Austrian banking regulations only in a limited way. Our parent RZB is required to ensure that the activities of RZB Group and, therefore, of our Group comply with the Austrian banking regulation and supervision system. In the countries in which we operate, our Network Banks are supervised and regulated by the respective local central banks and regulatory authorities. As a result, we are subject to reporting requirements and controls in each of the jurisdictions in which we operate, in particular with respect to capital adequacy, loan loss reserves, asset concentrations, liquidity, deposit insurance, risk management, auditing and internal control. In addition, the banking regulation and supervision laws of most of the countries where we operate impose certain limitations on the activities of credit institutions. Such restrictions are mainly related to proposals to transfer significant ownership or controlling interests to other parties, to major acquisitions, investments or other financial flows and to the establishment of a local bank or branch office by a foreign bank, a subsidiary of a foreign bank group or a non-banking financial institution (subject to a supervisory authority), and to the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries.

Banking Regulation and Supervision in the European Union

RZB Group operates in Austria and, through our Network Banks, in five other EU member countries: Slovakia, the Czech Republic, Slovenia, Poland and Hungary. Furthermore, many of the countries where we have established our Network Banks are candidates to join the EU. The following subchapters give a brief overview of the banking regulation and supervision system in the EU, in particular of those authorities and rules that influence the regulatory and supervisory regime in countries in which we operate.

In 1993, the single European market in banking was established when the Second Banking Directive entered into force. This directive established the principle of the single licence allowing banks and other credit institutions to set up branches and to offer services throughout the EU. It contains a list of banking services that can be provided in all the EU member countries on the basis of such a licence. In addition to the requirements already set forth in the First Banking Directive of 1977, the Second Banking Directive requires banks to have a minimum level of capital, and lays down prudential rules covering, for example, qualifying holdings, sound administrative and accounting procedure, and adequate internal controls.

The three pillars of the single banking market are: (i) essential harmonization in all EU member countries of the laws and practices governing access to banking activity, the capital required to cover both credit and market risks, the limitation of large exposures to a single borrower or a single group of associated borrowers and the form, content and valuation rules for annual and consolidated accounts published by banks; (ii) home-country control, reinforced through cooperation between national supervisory authorities as well as supervision of the subsidiaries of credit institutions on a consolidated basis; and (iii) mutual recognition by the national supervisory authorities of the rules and regulations in the countries of origin of the banks operating on their territory.

The granting of licences for subsidiaries of banks with registered offices outside the EU is, in principle, governed by the same rules, subject to the international agreements entered into by the EU. However, EU member countries may be required to suspend authorization for those subsidiaries where the third countries in question do not grant national treatment or effective market access to EU banks wishing to establish themselves on their territory. Once authorized, a subsidiary of a bank with its registered office in a third country will enjoy the same rights within the EU as have been granted to EU banks.

To ensure that all banks in the EU can compete on an equal footing and to prevent registered offices being transferred to countries where supervision is less strict, measures supplementing the Second Banking Directive have been adopted concerning the following:

- the preparation and publication of annual and consolidated accounts;
- the harmonization of the concept of "own funds";
- the definition of a solvency ratio;
- the monitoring of market risks incurred by credit institutions;
- the prevention of money laundering;
- the supervision of credit institutions on a consolidated basis;
- the limitation of large exposures incurred by credit institutions; and
- deposit-guarantee schemes.

All but three of these measures have been implemented since January 1, 1993: the Directive on Large Exposures came into force on January 1, 1994; the Directive on Deposit-Guarantee Schemes came into force on July 1, 1995; and the Directive on the Supervision of Market Risks came into force on January 1, 1996. Directive 2000/12/EC consolidates most of the Directives concerning the starting and running of the business of credit institutions by consolidating the former Directives in a single document.

Money laundering is regulated in Directive 91/308/EEC as amended Directive by 2001/97/EC. Member states must ensure that money laundering is prohibited and that credit and financial institutions require identification of their customers by means of supporting evidence unless the customer is also a credit or financial institution. The rules are based on recommendations of the Financial Action Task Force (FATF) and take over the definition of money laundering given in the 1988 United Nations Convention against illicit traffic in drugs.

The powers of the supervisory authorities of the EU member countries have been strengthened following the adoption of Directive 95/26/EC amending Directive 77/780/EEC (repealed by Directive 2000/12/EC). Directive 89/646/EEC on credit institutions also contains horizontal provisions affecting the directives relating to other financial institutions. A proposal for a directive on the partial harmonization and mutual recognition of the reorganization and winding-up of credit institutions is under consideration.

In the field of cross-border payments, the Commission has adopted four recommendations. One concerns the transparency of the banks' terms and conditions for carrying out cross-border financial transactions and is intended to make payment systems faster, less expensive and more reliable. Two others relate to a European code of practice for electronic payments and relations between card holders and card issuers. These latter recommendations were supplemented in 1997 by a recommendation related to transactions by electronic payment instruments, and in particular the relationship between issuer and holder.

European System of Central Banks

The European System of Central Banks ("ESCB") is composed of the European Central Bank ("ECB") and the national central banks ("NCBs") of all 25 EU member states.

The "euro system" is the term used to refer to the ECB and the NCBs of the EU member countries which have adopted the euro (also commonly referred to as eurozone). In accordance with the Treaty establishing the European Community and the Statute of the European System of Central Banks and of the European Central Bank, the primary objective of the euro system is to maintain price stability, i.e. to control inflation.

The basic tasks to be carried out by the euro system are to define and implement the monetary policy of the euro area, to contribute to the smooth implementation of policies pursued by the competent authorities relating to the prudential supervision of credit institutions and the stability of the financial systems, to conduct foreign exchange operations and to hold and manage the official foreign reserves of the members countries.

The NCBs as members of the European System of Central Banks, assist the ECB and are responsible for the implementation and execution of the directives and regulations of the ECB.

The Standards Introduced by the Basel Committee

The Committee on Banking Supervision (the "Basel Committee") provides a forum for regular cooperation between its member countries on matters relating to banking supervisory. Its wider objective is to improve supervisory understanding and the quality of banking supervision worldwide. The Basel Committee does not possess any formal supranational supervisory authority. It recommends statements of best practice in the expectation that individual authorities will take steps to implement them through detailed arrangements which are best suited to their own national systems.

Following extensive consultation, a capital measurement system commonly referred to as the Basel Capital Accord ("Basel I") was approved and released to banks in July 1988. This system provided for the implementation of the framework of a minimum capital standard, introducing a minimum target ratio of a bank's capital to risk-weighted assets of 8%.

The current EU legislation on capital adequacy (the "Capital Adequacy Directives", "CAD 1" and "CAD 2") is based on the Basel I accord. The primary purpose of the Capital Adequacy Directives is to define a minimum ratio of a bank's capital to its risk-weighted assets. For purposes of calculating this ratio, the Capital Adequacy Directives define three measures of a bank's capital: "Tier 1" or core capital, "Tier 2" or subordinated capital and "Tier 3" or short-term subordinated capital. Tier 1 capital consists of (i) paid-in capital, (ii) disclosed reserves and (iii) funds for general bank risks, less losses and intangible assets. Tier 2 capital generally consists of (i) undisclosed reserves, (ii) asset revaluation reserves, (iii) general provisions, (iv) hybrid debt or equity instruments and (v) subordinated debt. Tier 3 capital consists of short-term subordinated debt.

The denominator of the capital adequacy ratio, risk-weighted assets, is calculated by multiplying the balance sheet value of each asset by a standard risk-classification multiplier reflecting the credit risk associated with particular categories of assets. Off-balance sheet items are similarly weighted according to their risk and are included in the total risk-weighted assets figure.

In 1996, an amendment to CAD 1 introduced specific additional capital requirements with respect to market risk, i.e. the risk of losses arising from changes in market prices. These capital requirements are typically transformed in equivalents of risk weighted assets.

The Capital Adequacy Directives require that banks hold own funds in excess of 8 % of the risk weighted assets including the risk weighted assets equivalents for market risks. Specific regulations limit the possible contribution of Tier 1, Tier 2 and Tier 3 capital to the own funds.

In June 2004, the Basel Committee published the International Convergence of Capital Measurement and Capital Standards, a Revised Framework ("Basel II") that aims to align more closely the riskiness of a bank's loan portfolio with the capital reserves it is required to set aside against unexpected losses. Basel II is built on three interlocking pillars ("Pillar 1", "Pillar 2", "Pillar 3"), minimum capital requirements, supervisory review and market discipline.

The minimum capital requirement according to Basel II consists of separate capital requirements relating to credit and market risk and a new specific capital requirement for operational risk. Operational risk is the risk associated with internal failure of systems or people such as fraud or with external risks such as terrorism. In addition, Basel II introduces more risk-sensitive weights in relation to credit risk. Banks are given the option of using internal ratings to determine the risk weights used for calculating risk-weighted assets, but may continue to use statutorily determined risk weights as under Basel I. Basel II is therefore not intended to either raise or lower the overall level of capital required in the banking sector. The Committee retained key elements of the 1988 capital adequacy framework, including the general requirement for banks to hold total capital equivalent to at least 8% of their risk-weighted assets and the basic structure of the 1996 Market Risk Amendment regarding the treatment of market risk. However, Basel II is intended to make the bank's capital standards more risk-sensitive.

The supervisory review process recognizes the responsibility of bank management for developing internal capital assessment processes and setting targets consistent with the bank's risk profile and control environment.

Market discipline is designed to complement the minimum capital requirements and the supervisory review process. Banks will have to satisfy a set of public disclosure requirements under Pillar 3, as a prerequisite for approval to use the advanced approaches.

In accordance with Basel II, the European Commission has presented a proposal for a new capital requirements framework for banks and investment firms. This proposal for the new Capital Adequacy Directive ("CAD 3") is meant to ensure the coherent application of Basel II throughout the EU. Adoption of the CAD 3 will need to be completed by the end of 2005 in order to ensure time for transposition into national laws and parallel implementation with Basel II in the member countries of the Basel Committee intended by December 31, 2006.

Our Network Banks operating in several EU member states will be subject to the supervisory regime imposed by CAD 3. In addition, the national supervision regimes in non-EU member states that plan to adopt Basel II will require substantial changes in order to comply with the new rules.

Banking Regulation and Supervision in Austria

We are not a bank, but a financial holding company (*Finanz-Holdinggesellschaft*) and therefore we do not hold a banking license. Financial holding companies, together with their Austrian and foreign country subsidiaries, are generally subject to banking supervision as a group of credit institutions (*Kreditinstitutsgruppe*). RI is therefore covered by Austrian banking law as a financial holding company and is subject only to certain regulations, such as banking supervision on consolidated level, including maintenance of internal controls, and the implementation of adequate limits for banking risks with regard to our bank subsidiaries and financial institutions within our Group. As long as RZB holds a majority participation or otherwise has a controlling influence on RI, we and the Network Banks are not qualified as a separate banking group in accordance with the Austrian Banking Act, but for regulatory purposes are considered as an integral part of the RZB Group only. Our majority shareholder and parent company, RZB, however, is a fully regulated and supervised Austrian bank which belongs to the Austrian Raiffeisen co-operative bank sector. Under the Austrian Banking Act and the Financial Market Authority Act, the Financial Market Authority (*Finanzmarktaufsichtsbehörde; the "FMA"*) regulates and supervises both the domestic and foreign activities of all Austrian banks and Austrian groups of banks, such as the RZB Group of which we are part of. As a result, RZB monitors our activities and imposes certain limits in various areas including, but not limited to (i) treasury and trading limits, (ii) country risk limits, (iii) large credit exposures, (iv) internal audit and (v) compliance issues.

General Overview

Austria's banking system is comprised of diverse financial institutions. Changes in overall economic conditions and the banking practice generally, and in Austrian banking law specifically, have contributed to an erosion of the original distinctions between the sectors. Today, commercial banks, savings banks and co-operative banks all engage in substantially similar businesses.

Regulation and Supervision

The Austrian banking system is regulated by a number of statutes and acts, most of which were enacted in order to implement EU Directives, including the Financial Market Supervision Act (*Finanzmarktaufsichtsgesetz*), the Banking Act (*Bankwesengesetz*), the Securities Supervision Act (*Wertpapieraufsichtsgesetz*), the National Bank Act 1984 (*Nationalbankgesetz*), the Savings Bank Act 1979 (*Sparkassengesetz*) and the Mortgage Bond Act 1927 (*Pfandbriefgesetz*), each as amended.

Pursuant to the Foreign Exchange Act 2004, in accordance with the EC Treaty, the free movement of capital and monetary cross-border transactions shall not be subject to any restrictions, except for certain measures decided by the European Council or certain exemptions stated in the Foreign Exchange Act.

Financial Market Authority. The FMA is responsible for the supervision of banks, insurance companies, securities exchanges, investment and pension funds. The FMA is subject to supervision by the Federal Minister of Finance and is managed by a two-member management board. A supervisory board consisting of eight members approves the FMA's budget, financial statements, top employees and other important matters. Under the Austrian Banking Act, the FMA is responsible for the regulation and supervision of Austrian banks and of the branches of foreign banks in Austria and is assisted in this respect by the Austrian National Bank.

The FMA has several powers to regulate and supervise the Austrian banking system, including the power to require the delivery of certain reports, to inspect banks, to require audits and to appoint certain officers and advisers to assist in the discharge of regulatory and supervisory duties. The FMA may use its own auditors or the Austrian National Bank may be required by the FMA to perform an audit of an Austrian bank, including its branches and its representative offices, even outside Austria, or of a foreign bank operating in Austria. Any bank

(Austrian or non-Austrian) operating in Austria, which is subject to regulation and supervision by the FMA, and which is found not to be in compliance with Austrian legal requirements, may be subject to an order by the FMA if there is reason to doubt the bank's ability to fulfill its obligations to customers. Through such an order, which may be effective for up to 18 months, the FMA may (i) prohibit withdrawals of capital or profits from the bank (in whole or in part), (ii) appoint a government commissioner authorized to prohibit all business which could be prejudicial to the safety of the interests of customers of the bank, (iii) prohibit further management of the bank by such bank's existing management board or (iv) prohibit (in whole or in part) further business of the bank.

State Commissioners. The Austrian Banking Act requires the Federal Minister of Finance to appoint a State Commissioner and a Deputy State Commissioner for each Austrian bank to assist in the supervision of banks which have more than € 375 million in total assets. The role of the State Commissioner is to ensure that at shareholders' and supervisory board meetings these banks do not make decisions which, in his view, violate federal laws, regulations or decisions (*Bescheide*). Due to its status as a non-bank, RI does not have a state commissioner.

Austrian National Bank. The Austrian National Bank is the central bank of Austria. As a member of the European System of Central Banks, it assists the ECB. In addition to its functions as the central bank and as an institution within the European System of Central Banks, the Austrian National Bank reviews reports filed by banks and makes recommendations to the Ministry of Finance and the FMA. The Austrian National Bank continuously evaluates the status of Austrian banks as part of the banking supervision regime provided for in the Banking Act.

Minimum Reserves. As of January 1, 1999, all banks incorporated in a state which is participating in the third stage of the European Economic and Monetary Union ("EMU") are obliged to maintain minimum reserves for liabilities in all currencies of EMU participating member states. These minimum reserve requirements apply to the following liabilities: (i) deposits, (ii) debt securities issued, and (iii) money market paper. Certain exemptions exist. Required reserve ratios are generally 2%, except for deposits with agreed maturity over two years, deposits redeemable at notice over two years, repos and debt securities issued with maturity over two years. For these deposits, a reserve ratio of 0% applies. If a bank does not meet the minimum reserve requirements, fines or interest penalties have to be paid.

Austrian Banking Regulation

As RI is not a bank, but a financial holding company, the Austrian Banking Act of 1993, as amended (the "Austrian Banking Act"), applies to us in only a limited way. However, our parent company RZB as a bank, as well as RZB Group as a group of banks, are fully governed by the Austrian Banking Act. As part of RZB Group, we are subject to rules relating to the following: the accounting for assets and liability items as well as positions of the profit and loss account, off-balance sheet transactions, special off-balance sheet financial transactions, own funds, large exposures including major loans, qualifying participations, the annual financial statement including notes on the accounts and annual report, register of large exposures and comparable facilities abroad, foreign exchange positions, and positions that are included in the consolidation of capital, liquidity, interest rate, securities risk. The rules on these items directly apply only to the RZB Group, however, for comparison purposes, certain ratios and figures are also calculated as if we were a group of banks under Austrian law. As we are part of the RZB Group, all our results and financial calculations are reflected in RZB's ratios and reports which are described below.

The Austrian Banking Act sets forth, inter alia, the following requirements for banks and, in particular, group of banks falling in its scope:

Regular Reports. Austrian banks and banks operating in Austria are required to file certain reports with the FMA, including regular monthly and quarterly reports. In addition, reports on hidden reserves and credit in excess of certain amounts, if in existence, must also be filed. The form of all reports is established by the implementing ordinance. All reports are provided to the Austrian National Bank, which reviews them and provides to the FMA an opinion as to whether the regulations on solvency, Qualifying Capital (as defined below), liquidity, open foreign currency positions, large exposures and participations have been observed. The reporting requirement is not directly applicable to us, but to our parent company RZB.

Capital Adequacy. The Austrian risk-based capital adequacy rules are based on EU law. Each bank must maintain a ratio (the "Solvency Ratio") of at least 8% of the assessment basis. The Solvency Ratio is the ratio of Qualifying Capital to risk-adjusted assets and certain off balance sheet items. The descriptions of certain selected

aspects of local banking regulations of our Network Banks and the countries we are operating in will include a description of this requirement for each respective jurisdiction.

The Austrian Banking Act defines "Qualifying Capital" as consisting principally of (i) paid-in capital, (ii) disclosed reserves, (iii) funds for general bank risks, (iv) supplementary capital, (v) hidden reserves, (vi) participation capital, (vii) subordinated capital, (viii) revaluation reserves, (ix) the commitments of members of co-operative banks to make additional contributions quantified in relation to their shareholdings, (x) short-term subordinated capital and (xi) hybrid capital, for the purpose of supervision on a consolidated basis only. In computing Qualifying Capital, certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from Qualifying Capital.

Liquidity. Banks must prepare the annual financial statements and a liquidity and cash flow position plan. The liquidity plan must set forth an agenda enabling the bank to react to possible disparities between incoming and outgoing payments and to changes in market conditions. The terms of claims and obligations of each bank must be structured to provide for changing interest rates and maturity trends. In addition to these general regulations, banks are required to retain minimum liquid resources and to submit a detailed calculation plan for the foregoing.

Large Exposures. Assets and off-balance sheet items with regard to a single client or group of related clients exceeding 10% of a bank's Qualifying Capital constitute a "large exposure" within the meaning of the Austrian Banking Act. A large exposure can only be maintained with the prior consent of the supervisory board of the bank; however, no single large exposure may exceed 25% of the Qualifying Capital of a bank on a risk-weighted basis. Moreover, no large exposure may exceed 20% on a risk-weighted basis if it is made to the parent company or a subsidiary of the parent or the bank. A bank's aggregated large exposure may not exceed 800% of its Qualifying Capital on a risk-weighted basis.

Participations. A "qualified participation" within the meaning of the Austrian Banking Act is a holding by a bank, whether direct or indirect, of at least 10% of the capital or voting rights of a company. The possibility of exercising a significant influence over the management of a company may also cause a company to be deemed to be a qualified participation of the bank. Qualified participations in non-banks may not be held by a bank or a group of banks if the book value of the qualified participation exceeds 15% of the Qualifying Capital of such bank or group. Moreover, the entire book value of qualified participations may not exceed 60% of the Qualifying Capital of a bank or a group of banks. The rules on qualified participations are not directly applicable to RI, because it is not a bank. However, these rules have to be adhered to by RZB and by the RZB Group.

Local Banking Regulation and Supervision

Introduction

In addition to the indirect effects of Austrian banking regulation and supervision to our business, each of our Network Banks must fully comply with the local rules and regulations. In the EU member states such rules and regulations were enacted in implementation of EU Directives. In certain other countries, including those which are expected to become members of the EU, local banking regulation and supervision are to a large extent consistent. EU Directives give a general guidance for banking regulation. Our Network Banks hold banking licenses in each relevant country and are regulated and supervised by local bank regulators.

Central Europe

Banking Regulation and Supervision in the Czech Republic

The Czech National Bank. The regulatory powers and supervision activities in the banking sector are exercised by the Czech National Bank ("CNB") as the central bank. CNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry, such as capital markets and insurance, is currently performed by other authorities including the Securities Commission and the Ministry of Finance.

Monetary Policies. The CNB is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The current target inflation rate is 2-4%. An inflation target of 3% has been announced for the period from January 2006 until the Czech Republic's accession to the eurozone.

Capital Adequacy. In line with European law, the ratio of a bank's own funds *(Eigenmittel)* to risk weighted assets ("Minimum Capital Adequacy Ratio") is 8%. A bank's own funds consist principally of Tier 1

Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of at least two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The CNB may impose remedies if the capital adequacy ratio of a bank falls below two thirds of the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the CNB according to the minimum reserve requirements. Minimum reserves have to be 2% of the following liabilities (with the exception of repo liabilities) with a maturity of up to two years vis-à-vis non-bank clients: (i) client deposits, (ii) loans accepted from clients, (iii) non-marketable securities issued by the bank and held by non-banks and (iv) other debt securities issued by the bank and held by entities which are non-banks.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or a group of related clients must not exceed 25% of the bank's capital. In relation to persons or entities to which the bank has a special relationship or in which the bank holds a qualified participation, the net exposure of a bank must not exceed 20% of the bank's adjusted capital (including parent companies and subsidiaries). The total net exposure, in relation to all persons and entities for which the net exposure individually exceeds 10% of a bank's adjusted capital, must not exceed 800% of the bank's capital.

Participations. The prior approval of the CNB is required for the acquisition of a participation in a bank or its increase to 20%, 33% or 50% of the bank's share capital or voting rights. The decrease of a participation in a bank which, prior to the decrease amounted to at least 50%, 33%, 20% or 10% of the bank's share capital or voting rights below these thresholds must be notified to the CNB.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit or the CZK equivalent of € 25,000. Branches of foreign banks may participate in the insurance scheme on a voluntary basis.

Banking Regulation and Supervision in Hungary

The National Bank of Hungary. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Hungary ("NBH") as the central bank. NBH may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight of capital markets and regulation of financial service providers are currently regulated by the Hungarian Financial Supervisory Authority ("HFSA").

Monetary Policies. The NBH is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2005 is 4%.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The HFSA may impose remedies if the capital adequacy ratio of a bank falls below the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBH according to the minimum reserve requirements. Minimum reserves currently have to be 5% of the following liabilities: (i) received loans with a maturity of less than 2 years (with certain exceptions), (ii) debt securities with a maturity of less than 2 years, (iii) sell/buy-back transactions and (iv) securities lending transactions with cash or gold collateral.

Large Exposures. Generally, the net exposure of a credit institution in relation to a single client or a group of connected clients must not exceed 25% of the bank's share capital. A credit institution's exposure to a single client or group of related clients is regarded as a large exposure if its value is equal to or exceeds 10% of the own funds of the credit institution. In case the own funds are necessary for the maintenance of solvency, the amount may not drop below HUF 2 billion. The total net exposure of a credit institution's large exposures must not exceed 800% of its own funds.

Participations. The prior approval of the HFSA is required for the acquisition of a participation in a bank or its increase to 15%, 33%, 50% or 75% of the bank's voting rights. Any such decrease of a participation in a bank must be notified to the HFSA two days in advance.

Deposit Insurance. The banks are required to make annual contributions to the National Deposit Insurance Fund. If a bank defaults its obligations, the reimbursement to a single client is limited to HUF 6 million per person and per credit institution.

Banking Regulation and Supervision in Poland

The Polish Banking Supervisory Commission. The regulatory powers and supervision activities in the banking sector are exercised by the Polish Banking Supervisory Commission (the "Commission"). The Commission may impose penalties and other remedial measures including forced administration.

Monetary Policies. The Monetary Policy Council ("MPC") draws up annual monetary policy guidelines in order to pursue low inflation and sustainable economic growth. The inflation rate target is 2.5% for the year 2005.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions. The Commission may impose remedies if the capital adequacy ratio of a bank falls below the statutory minimum.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount in Polish zloty with the National Bank of Poland according to the compulsory reserve requirements. Compulsory reserves must currently be 3.5% of liabilities, such as (without limitation): proceeds from the sale of debt securities (except for securities secured by a mortgage and mortgage bonds with maturity over five years) and other returnable funds held by the bank (except for funds accepted from another domestic bank or from a foreign bank under agreements executed prior to the effective date of the National Bank of Poland Act and funds received from abroad to be deposited for at least two years).

Large Exposures. Generally, the net exposure by a bank in relation to a single client or a group of "connected clients" must not exceed 25% of the bank's equity. For related clients, the limit is 20%. The total net exposure, in relation to all clients or groups of connected clients for which the net exposure individually exceeds 10%, must not exceed 800% of the bank's shareholders' equity.

Participations. The prior approval of the Commission is required for the acquisition of a participation in a bank or its increase to 10%, 20%, 25%, 33%, 50%, 66% or 75% of the bank's voting rights. The decrease of a participation in a bank, which prior to the decrease amounted to at least 10%, 20%, 25%, 33%, 50%, 66% or 75% of the bank's voting rights must be notified to the Commission.

Deposit Insurance. The banks are required to make contributions to a deposit insurance and guarantees system for certain clients. If a bank defaults on its obligations, the reimbursement to a single client is limited to € 22,500.

Banking Regulation and Supervision in Slovakia

The National Bank of Slovakia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Slovakia ("NBS"). NBS may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial service industry such as oversight over the capital market and insurance industry are currently regulated and supervised by other authorities including the Slovak Financial Market Authority.

Monetary Policies. The NBS is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2006 is 2.5% and for 2007 and 2008 is 2%.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. The Banking Law does not provide for any alterations of the stipulated capital adequacy ratio. If the capital adequacy falls below 8% the NBS is obliged to urge the bank to adopt 'recovery measures'. If the capital adequacy falls below 8% the bank is obliged to submit a binding' recovery program', if it falls below 4% the NBS is obliged to introduce a forced administration and if it falls below 2% the NBS is obliged to revoke the banking license.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBS according to the minimum reserve requirements. Minimum Reserves have to be at least 2%. The basis for the obligatory minimum reserves is the sum of the following obligations: (i) term deposits, demand deposits, and accepted loans, (ii) accepted loans with a notice period, (iii) issued debt securities except for mortgage bonds.

Large Exposures. The sum of large asset exposures of a Slovakian bank may not exceed 800% of its own funds. A large asset exposure is legally defined as the asset exposure to one person or a group of economically connected persons that is equal to or higher than 10% of its own funds (excluding those of other members of a consolidated or a sub-consolidated unit).

Participations. Prior approval of the NBS is required to acquire or to exceed a share in the bank's registered share or voting rights of 5%, 10%, 20%, 33%, 50% or 66% in one or a series of operations directly or through concerted action.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited by the lesser of 90% of the insured deposit or the Slovak crowns equivalent of € 20,000.

Banking Regulation and Supervision in Slovenia

The National Bank of Slovenia. The regulatory powers and supervision activities in the banking sector are exercised by the Bank of Slovenia ("BS") as the central bank. BS may impose penalties and other remedial measures including forced administration.

Monetary Policies. The BS is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth.

Capital Adequacy. In line with European law, the Minimum Capital Adequacy Ratio is 8%. A bank's own funds (capital) principally consist of base capital (including paid-in capital, reserves and retained profits) and additional capital (share capital paid in under cumulative preference shares and subordinated debt instruments) less certain investments in banks or financial institutions. The BS may under certain circumstances (in particular due to the specific nature, type and scope of services performed and any specific risks involved therewith) require a higher capital adequacy ratio, which must, however, not exceed 12%.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the BS according to the minimum requirements. Minimum reserves currently have to be 2% of domestic and foreign liabilities with a maturity of up to 2 years.

Large Exposures. Generally, the net exposure of a bank in relation to a single client or group of clients may not exceed 25% of the bank's capital. The sum of large exposures may not exceed 800% of the bank's capital. The approval of the bank's supervisory board is required to conclude each individual arrangement that results in an overall bank exposure toward one entity exceeding the threshold of 15% of the bank's capital.

Participations. The prior approval of the BS is required for the acquisition of a qualified majority, directly or indirectly, in a commercial bank. A qualified participation is defined as a share of at least 10 % of the share capital, at least 10% of the voting rights, or a share or voting rights of less than 10% if they entitle or enable or allow the exercise of a considerable influence on the bank's management. Should such entity wish to increase its share or voting rights to 20%, 33% or 50% it must obtain a prior approval of the BS for each such increase of shares or voting rights respectively.

Deposit Insurance. The banks are required to invest an aggregate amount in the value of 2.5% of guaranteed deposits in bonds issued by the BS or the Republic of Slovenia, or any further bonds issued by issuers with a rating of at least BBB (Fitch, Standard & Poor's) or Baa2 (Moody's). If a bank defaults on its obligations, each deposit is guaranteed until a certain threshold, defined as "guaranteed deposits". A maximum amount of SIT 5.1 million may be returned to each depositor.

South-Eastern Europe

Banking Regulation and Supervision in Albania

The Central Bank of Albania. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Albania ("BoA") as the central bank. BoA may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital markets and insurance industry are currently regulated and supervised by other authorities including the Albanian Securities Commission and the Ministry of Finance.

Monetary Policies. The BoA is required to maintain price stability through the development of a foreign exchange system, the internal capital market and the payment system. The inflation rate target is 2 to 4%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. Own funds (regulatory capital) principally consist of base capital (in particular paid-in capital, reserves, retained profits, less certain losses and intangible assets) and revaluation reserves, general reserves and subordinated debt. Non-compliance with the capital adequacy ratio entitles the BoA to apply penalties including the revocation of the banking license.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the BoA according to the minimum reserve requirements. Minimum Reserves shall not exceed the equivalent of 20% of the aggregate amount of a bank's money deposits or liabilities.

Large Exposures. A bank's exposure towards a client or group of related clients shall not exceed 20% of the bank's capital. The ratio of large exposure shall not exceed 700% of the bank's capital.

Participations. The prior approval of the BoA is required for the acquisition of 10% or more direct or indirect interest in the capital or voting rights in a bank.

Deposit Insurance. Banks are required to make contributions to the Deposit Insurance Agency every three months. If a bank defaults on its obligations, clients with deposits up to LEK 350,000 will be reimbursed in full. Clients with deposits over LEK 350,000 will receive less than 100% reimbursement.

Banking Regulation and Supervision in the Bosnia & Herzegovina

The Central Bank of Bosnia & Herzegovina. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Bosnia & Herzegovina (the "Central Bank"). The Central Bank may impose penalties and other remedial measures including forced administration. In addition, the Federal Banking Agencies exercise certain regulatory powers and supervision activities. The Republika Srpska has its own Banking Agency. Currently, the merger of both agencies to one single department within the Central Bank is being discussed.

Monetary Policies. The Central Bank is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The target inflation rate for 2005 is not to exceed 1.9%.

Capital Adequacy. The Laws on Banks of the Federation of Bosnia & Herzegovina and of the Republika Srpska each stipulate that the Minimum Capital Adequacy Ratio is 12%. A bank's own funds (capital) principally consist of core capital (including paid-in capital, reserves and retained profits) and supplementary capital of the bank (including amount of preferred cumulative shares, subordinated debt and hybrid instruments).

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the Central Bank according to the minimum reserve requirements. Minimum Reserves must be 20% of the deposits and borrowed funds regardless of the currency which the funds are denominated in.

Large Exposures. Large exposures are defined as exposures to a customer or group of connected customers that equal or exceed 15% of the bank's capital. The maximum exposure per client or group of related clients is a function of collateral provided and can range from 5% to 40% of the bank's core capital.

Participations. The prior approval of the Federal Banking Agency is required for the acquisition of a participation in a bank or its increase to 10%, 33%, 50% or 66.7% of such bank's capital or voting rights.

Deposit Insurance. The banks are required to make monthly contributions to the Deposit Insurance Agency of Bosnia & Herzegovina. If a bank defaults on its obligations, the reimbursement to a single client is limited to KM 5,000.

Banking Regulation and Supervision in Bulgaria

The National Bank of Republic of Bulgaria. The regulatory powers and supervision activities in the banking sector are exercised by the Bulgarian National Bank ("BNB"). BNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as regulation of investment intermediaries and issuers of securities are currently regulated by the Financial Supervision Commission ("FSC").

Monetary Policies. The BNB is required to pursue a policy of low inflation and support the government's policy of sustainable economic growth. The inflation rate target for 2005 is 3.5%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. In addition a bank's capital may not fall below BGN 10,000,000. A bank's own funds principally consist of Tier 1 and Tier 2 Capital less certain deductible items (i.e. certain investments in banks or financial institutions).

Minimum Reserves. Banks must deposit a certain amount with the BNB according to the minimum reserve requirements. Minimum Reserves have to be 8% of all attracted funds excluding funds from local banks.

Large Exposures. The legal lending limit for the Bulgarian banks (the net exposure in relation to a single client or a group of related clients) is limited to 25% of the bank's capital. The total of all large exposures of one bank may not exceed 800% of the bank's capital. A large exposure is legally defined as the asset exposure to one person or a group of economically connected persons that is equal to or higher than 10% of capital.

Participations. Prior approval of the BNB is required for the acquisition, by one person or a group of related persons, of 10% or more of the bank's share capital with voting rights in one or a series of operations directly or through concerted action. The BNB must be informed about decreases of any share participation of one person below 50%, 33%, 20% or 10% of the bank's share capital.

Deposit Insurance. Under the Bank Deposits Guarantee Act the commercial banks are obliged to make contributions to a Deposit Insurance Fund in the amount of 0.5% of all outstanding deposits for the preceding year calculated based on an average daily basis. If a bank defaults on its obligations, the reimbursement to a single client is limited to BGN 15,000.

Banking Regulation and Supervision in Croatia

The Croatian National Bank. The regulatory powers and supervision activities in the banking sector are exercised by the Croatian National Bank (the "CrNB"). The CrNB may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital market is currently regulated and supervised by other authorities including the Croatian Securities Exchange Commission ("CROSEC").

Monetary Policies. The CrNB is required to pursue a policy of low inflation. The target inflation rate for 2005 is 2.9%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10%. A bank's own funds consist of core capital and two categories of supplementary capital. Core capital consists principally of paid-in capital and

retained earnings. Supplementary capital I consists of paid-in capital relating to cumulative preference shares, reserves for unidentified losses and subordinated debt, less certain deductions. Supplementary capital II consists of certain subordinated financial instruments not included in supplementary capital I.

Minimum Reserves. Banks (including the branches of foreign banks) must deposit a certain amount with the CrNB according to the minimum reserve requirements, which is 18% of domestic and foreign deposits and loans, issued debts securities, subordinated instruments and financial liabilities. A decision by the CrNB on the Minimum Required Amount of Foreign Currency Claims sets forth that the banks shall cover a minimum of 32% of their foreign currency liabilities by foreign currency assets.

Large Exposures. The Banking Act defines large exposures as exposures to one person (including parent companies and subsidiaries) that equals or exceeds 10% of the bank's regulatory capital (Tier 1 and Tier 2). The approval of the bank's supervisory board is required to conclude each individual legal arrangement that results in an overall bank exposure to one person of more than 10%, 15%, or 20% of the bank's regulatory capital, whereas the sum of large exposures may not exceed 600% of the regulatory capital.

Participations. The prior approval of the CrNB is required for a direct or indirect acquisition of a direct or indirect ownership over 10% or more of the capital or the voting rights in a bank. Once the threshold of 10% is exceeded, every increase of the shareholding requires a further approval by the CrNB.

Deposit Insurance. The banks are required to make quarterly contributions to the State Agency for Deposit and Bank Rehabilitation. If a bank defaults on its obligations, the reimbursement to a single client is limited to HRK 100,000.

Banking Regulation and Supervision in Kosovo

The Central Bank of Kosovo. The regulatory powers and supervision activities in the banking sector are exercised by the Banking and Payments Authority of Kosovo (the "BPK") as the central bank.

Monetary Policies. The BPK is required to establish an efficient functioning of a stable market based financial system, with efficient and safe domestic payments and settlement of the transactions in domestic and foreign currency in Kosovo.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. A bank's own funds principally consist of Tier 1 Capital (paid-in capital, consisting in particular of common equity shares, perpetual preferred shares, retained profits, etc.) and Tier 2 Capital (reserve for loan losses up to a maximum of 1.25% of its risk weighted assets, term preferred shares, term debt instruments, which, among other conditions, are fully subordinated to the rights of depositors). The minimum ratio may be increased by the BPK by rule or order from time to time. The BPK may impose remedies if the capital adequacy of the bank falls below two thirds of the minimum requirement. If the capital adequacy of the bank falls below one quarter of the minimum requirement then the bank's license has to be revoked and a receiver is appointed.

Minimum Reserves. The banks (including branches of foreign banks) must deposit a certain amount with the BPK according to the minimum reserve requirements. Minimum Reserves have to be at least 10% of the bank's applicable deposit base. However, deposit with the BPK should not be less than 5% of the applicable deposit base.

Large Exposures. No bank shall extend credit to any one borrower or group of related borrowers which exceeds 10% of its Tier I Capital unless such extension has first been approved at a duly convened meeting of its board of governors at which a quorum was present and voted. No bank shall have outstanding at any time extensions of credit to any one borrower or group of related borrowers exceeding 20% of its Tier I Capital.

Participations. The prior approval of the BPK is required for the acquisition of a participation in a bank of its increase to, more than 20% of any class of voting shares of the bank.

Deposit Insurance. There is no deposit insurance in Kosovo.

Banking Regulation and Supervision in Romania

National Bank of Romania. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Romania ("NBR") as the central bank. The NBR may impose penalties and other remedial measures including forced administration.

Monetary Policies. The NBR is required to pursue a policy of low inflation. The target inflation rate for 2005 is not to exceed 10%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 12%. A bank's own funds principally consist of core capital and supplementary capital (e.g. general reserve for credit risk, subordinated loans, the value of preferential shares for a stated period). If the capital of a bank falls below ROL 370 billion, the NBR can revoke its license.

Minimum Reserves. Banks must deposit a certain amount with the NBR according to the minimum reserve requirements. The minimum reserve ratio is for ROL up to 18% and for other currencies up to 30%, depending whether the maturity date is above or below 2 years and whether there are contractual prepayment clauses.

Large Exposures. The net exposure of a bank in relation to a single client or a group of related clients must not exceed 25% of the bank's capital. In relation to persons or entities to which the bank has a "special" relationship or in which the bank holds a qualified participation, the net exposure must not exceed 20% of the bank's capital. The net exposure of a bank in relation to its employees must not exceed 25% of its capital. The total net exposure, in relation to all persons and entities for which the net exposure individually exceeds 10%, must not exceed 800% of the bank's adjusted capital.

Participations. NBR must be notified by any significant shareholder of the acquisition of a participation in a bank of, or its increase to 20%, 33% or 50% of that bank's capital or voting rights. Furthermore, NBR must be notified of any decrease of a participation in a bank below the following thresholds: 50%, 33%, 20% or 10% of the bank's capital.

Deposit Insurance. Banks in Romania are required to make contributions to the Bank Deposit Guarantee Fund. If a bank defaults on its obligations, the reimbursement to a single customer is limited to the ROL equivalent of € 10,000.

Banking Supervision and Regulation in Serbia & Montenegro

National Bank of Serbia. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Serbia ("NBSe"). NBSe may impose penalties and other remedial measures including forced administration.

Monetary Policies. The NBSe is required to pursue the policy of low inflation and to support sustainable economic growth. The inflation rate target announced for 2005 is between 9 and 10%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 10%. A bank's own funds principally consist of share capital (including reserves, retained earnings and other items and additional capital (the portion of the share capital for its cumulative preferred shares, reserves for unidentified losses, and portions of the revaluation reserves less certain deductible items. NBSe may impose penalties and other remedial measures including forced administration and finally, revoking banking license if the adequacy ratio falls below 10%.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBSe according to the minimum reserve requirement which is currently 21% based on deposits.

Large Exposures. The Serbian banking system distinguishes between: (i) the largest permissible loan to a single person, which may not exceed 25% of the bank's capital, (ii) the largest permissible loan to a single person related to a bank (including bank's parent companies, subsidiaries, board members, officers), which may not exceed 5% of the bank's capital, (iii) large loan exposure to a single person, which is considered to be an exposure exceeding 10% of the bank's capital, and (iv) the total large and largest permissible loan ratio, which cannot exceed 400% of the bank's capital. Affiliated entities are considered as a single person.

Participations. The prior approval of the NBSe is required for the direct acquisition of a holding in a bank's capital of more than 15%. A further prior approval is required if a shareholder holding more than 15% in a bank's capital acquires further shares in such bank.

Deposit Insurance. The banks are required to make annual contributions to the Deposit Insurance Fund. If the bank defaults on its obligations, the reimbursement to a single client is limited by an amount of up to CSD 5,000.

Commonwealth of Independent States

Banking Regulation and Supervision in the Republic of Belarus

The National Bank of the Republic of Belarus. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of the Republic of Belarus (the "National Bank"). The National Bank may impose penalties and other remedial measures including forced administration.

Monetary Policies. The National Bank is required to pursue the policy of low inflation. The inflation rate target is between 8 and 10% in 2005.

Capital Adequacy. The Minimum Capital Adequacy Ratio is at least 12% for the first two years after registration as a bank and 8% in subsequent years of the activity. A bank's own funds principally consist of the authorized funds, other funds and retained profits less certain deductible items.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the National Bank according to the minimum reserve requirements. Minimum Reserves have to be: (i) 5% of Belarusian rouble deposits by natural persons and (ii) 10% of all other deposits.

Large Exposures. The maximum amount of risk per client or a group of related clients is set as a percentage to regulatory capital. The maximum amount of large exposures may not exceed 600% of the regulatory capital of a bank.

Participations. The prior approval of the National Bank is required for the acquisition of a participation of, or its increase to, more than 10% of shares. The acquisition of more than 5% of shares in the authorized capital of a bank must be notified to the National Bank within 10 days. The members of a bank's governing body must notify the National Bank and the target bank within five days.

Deposit Insurance. The banks are required to deposit a percentage of attracted monetary funds (0.1% of individuals) in the obligatory reserves fund held with the National Bank. If a bank defaults on its obligations, the reimbursement to a single client is limited to around USD 1,000.

Banking Regulation and Supervision in Russia

The Central Bank of Russia. The regulatory powers and supervision activities in the banking sector are exercised by the Central Bank of Russia (the "CBR"). CBR may impose penalties and other remedial measures including forced administration.

Monetary Policy. The CBR may define terms and measures aiming at balancing the credit activities and liquidity of commercial banks, and at balancing the circulating amount of money.

Capital Adequacy. Banks with capital of € 5 million and more are required to maintain a risk weighted capital-asset ratio of 10% and banks with capital of less than € 5 million a ratio of 11%. A bank's own funds consist principally of Tier 1 Capital, Tier 2 Capital and Tier 3 Capital (subordinated debt granted by a creditor with a fixed maturity of not less than two years after the date of its transfer to the appropriate account) less certain capital investments in other banks or financial institutions.

Minimum Reserves. Banks must deposit with the CBR the mandatory reserves in the amount of 3.5% in respect of funds received by the bank from legal entities (other than foreign banks) and individuals and 2% in respect of funds received by the bank from foreign banks.

Large Exposures. A bank is not permitted to have exposures to any single borrower and related borrowers or to a single creditor in excess of 25% of its regulatory capital. Nor may any bank have exposures to a shareholder in excess of 50% of its capital or to insiders, such as its directors and officers, in excess of 3% of its regulatory capital.

Participations. The prior approval of the CBR is required for a change of ownership of a bank greater than 20%. If more than 5% of the shares of a Russian bank change ownership, it is necessary to notify the CBR.

Depository Insurance. The banks which attract funds of individuals must join the deposit insurance system and pay the insurance contributions in the amount of 0.15% of the average balance of the insured deposits during each preceding quarter. If a bank defaults on its obligations to a depositor, the reimbursement to a single individual client (with the exception of individuals who are not entitled to protection under the deposit insurance scheme, such as entrepreneurs) is limited to RUR 100,000.

Banking Regulation and Supervision in the Ukraine

The National Bank of Ukraine. The regulatory powers and supervision activities in the banking sector are exercised by the National Bank of Ukraine ("NBU"). NBU may impose penalties and other remedial measures including forced administration. The supervision of other sectors of the financial services industry such as oversight over the capital markets and insurance industry are currently regulated and supervised by other authorities including the State Commission for Regulation of Financial Markets.

Monetary Policies. NBU is required to pursue the policy of low inflation and support the government's policy of sustainable economic growth. The inflation rate target announced for 2005 is between 8 and 9%.

Capital Adequacy. The Minimum Capital Adequacy Ratio is 8%. A bank's own funds principally of Tier 1 Capital and Tier 2 Capital less certain deductible items. In addition, a bank's capital may not fall below € 5 million.

Minimum Reserves. Banks (including branches of foreign banks) must deposit a certain amount with the NBU according to the minimum reserve requirements. Minimum Reserves have to be at least 8% for current deposits regardless of currency denomination and 7% for term deposits regardless of currency denomination.

Large Exposures. The sum of large exposures of a Ukrainian bank may not exceed 800% of its capital. A large asset exposure is legally defined as an asset exposure to one person or a group of economically connected persons (including parent companies, subsidiaries and persons operating a joint business activity) that is equal to or higher than 10% of regulatory capital.

Participations. The prior approval of the NBU is required to acquire or to exceed a share in the bank's registered share or voting rights of 10%, 25%, 50% or 75%, in one or a series of operations directly or through concerted action.

Deposit Insurance. The banks are required to make contributions to the Deposit Insurance Fund. If a bank defaults on its obligations, the reimbursement to a single client is limited to UAH 1,200.

As of April 1, 2004, our nominal share capital consisted of 125,000,000 Shares, all of which were outstanding with equal voting rights (see also "Description of Share Capital"). The following table sets forth the number of shares and the percentage of outstanding shares owned by our shareholders. The following information is also presented on an as-adjusted basis to reflect the Offering, assuming all the Offer Shares are issued and sold.

	Prior to the Offering		After the Offering	
Name of Shareholder	**Number of Shares**	**Percentage of Share Capital**	**Number of Shares**	**Percentage of Share Capital**
RZB	107,500,008	86.0	100,000,000	70.0
Other RBG Members	7,499,992	6.0	0	0.0
EBRD	5,000,000	4.0	4,000,000	2.8
IFC	5,000,000	4.0	4,500,000	3.2
Total	**125,000,000**	**100.0**	**108,500,000**	**76.0**

Raiffeisen Zentralbank Österreich Aktiengesellschaft

We are currently, and after completion of the Offering will remain, a majority-owned subsidiary of Raiffeisen Zentralbank Österreich Aktiengesellschaft ("RZB"). RZB was founded in 1927 as the central institution of the Austrian Raiffeisen Banking Group and is one of the leading corporate and investment banks in Austria, offering commercial and investment banking services to many of Austria's leading corporations and institutions. RZB is also the core parent company of a number of banking subsidiaries operating in Europe and elsewhere. In addition to the Network Banks owned and operated by us, RZB has a presence in a number of international financial centers.

Austrian Raiffeisen Banking Group

The three-tier Austrian Raiffeisen Banking Group ("RBG") is a leading Austrian banking group. About 586 autonomous local Raiffeisen Banks make up the "first tier" of RBG. The Raiffeisen Banks in each of Austria's provinces hold the shares in the respective regional unit ("Raiffeisen Landesbank") which make up the "second tier" of the organization. They render central services for the Raiffeisen Banks within their spheres of action and, in addition, operate as autonomous universal banks. RZB as the Group's "third tier" and central institution is owned by regional Raiffeisen units, who directly and indirectly (through holding companies, in particular the "R-Landesbanken-Beteiligung GmbH") hold a share of more than 88% of RZB's share capital.

In addition, the RBG companies hold a number of interests and own a large number of subsidiaries, in the financial industry as well as in other business segments.

The European Bank for Reconstruction and Development

The European Bank for Reconstruction and Development ("EBRD") was established in 1991 and is the largest single investor in Eastern Europe. It is owned by 60 countries and two inter-governmental institutions. EBRD primarily invests in private enterprises, usually together with commercial partners. It provides project financing for banks, industries and businesses, both new ventures and investments in existing companies. It also works with publicly owned companies to support privatization, the restructuring of state-owned enterprises and the improvement of municipal services.

The International Finance Corporation

The International Finance Corporation is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also includes the World Bank, IDA and MIGA. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the World Bank, IDA and MIGA and operates pursuant to its own Articles of Agreement. While it shares some services with the World Bank, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

We have important business relationships with our major shareholders, in particular with RZB. These relationships include loans, contracts for the provision of services and licensing agreements, as well as agreements concerning management of certain aspects of our business.

Relationship with the Raiffeisen Banking Group

Following the completion of the Offering, we will remain a majority-owned subsidiary of RZB. Due to its majority interest in RI, RZB will have the de facto power to appoint all of the members of our Supervisory Board following the expiration of the lock-up period. The members of the Supervisory Board will be in a position to appoint our entire Management Board, which will generally allow RZB to significantly influence the way we manage our business. See "Description of Share Capital and Summary of Articles of Association."

We have a number of agreements and understandings with RZB which govern the way we manage our business. In addition, Austrian law requires RZB to control risk management for the entire RZB Group, including us. These agreements and understandings cover areas such as the allocation of business with mutual customers between RZB and us, funding transactions, agreements for the provision of services and coordinated risk management. In addition, the majority of members of our Supervisory Board, as well as our CEO are employees of our major shareholders. Finally, RI and some Network Banks have concluded licensing agreements giving them the use of the Raiffeisen name and logo.

Other RBG members also own minority interests in some of our subsidiaries. Shareholders' agreements exist in several of these cases.

Allocation of Responsibility for Customers

A substantial majority of our customers are local corporates, SMEs and retail customers. According to our understanding with RZB, these local customers are to be served by the Network Bank operating in their country.

In the event that a customer requires services in more than one jurisdiction served by members of the RZB Group those services should be provided by the local bank in most circumstances. The determination of which entity will serve a customer who requires services in more than one jurisdiction is governed by the policies on global customer relationships set forth in our "Rulebook Global Customer Relationship." The rulebook describes the rules underlying our Global Account Management System ("GAMS"). The GAMS rules provide that both RZB and we will operate as separate profit centers within the RZB Group, but will continue to work in close cooperation with each other. In addition, the rules are characterized by the basic principle that any business with customers should be done locally whenever possible. Whenever a customer requires banking services in a country where a Network Bank is operating or that could be performed by a Network Bank, the customer should be referred to the respective Network Bank except in specific, well-defined business areas principally, international project finance and structured trade finance, where RZB may continue to conduct business in the CEE. Network Banks are required to refrain from doing business in Austria. Whether a particular service will be provided to an existing Austrian or multinational customer of RZB by RZB or by one of our Network Banks will be decided on a case by case basis. Decisions regarding the provision of products and services will be based on each customer's request and the capabilities of RZB and of the local Network Banks, as well as on the overall customer relationship.

Account managers may not give a preference to their own unit in terms of either risk limit allocations or with regard to pricing. Procedurally, an account manager in the Network Bank providing the product or service acts as the first pricing authority in cooperation with an account manager at the entity which is primarily responsible for the customer relationship, who has the ultimate pricing authority. Once pricing has been determined, the Network Bank may decide whether or not to offer the service. If credit exposure to a customer would exceed the local legal lending limit at a Network Bank, the Network Bank should invite RZB to participate in the credit exposure to that customer.

Raiffeisen-Leasing Gesellschaft m.b.H. ("RL"), RZB's Austrian-based leasing subsidiary has issued a group directive that defines strategies and allocates roles and market responsibilities to Raiffeisen-Leasing Gesellschaft m.b.H. International ("RLI") and to RL. According to this directive, RL coordinates all leasing finance vendor

activities in the CEE countries and undertakes cross-border activities for Austrian customers. RLI, as 50% shareholder in the Network Leasing Companies ("NWLs"), is responsible for evaluating new markets, managing newly organized NWLs until they are prepared to manage themselves, implementing risk management systems at the NWLs, supervising the refinancing of NWLs and generally performing head office functions whenever those functions are delegated to it.

Funding Transactions

As of December 31, 2004, the total amount of term funding provided to our international Network Units by RZB amounted to € 1.6 billion. Additionally, RZB serves as guarantor for Network Bank transactions amounting to approximately € 415 million.

Funding of our Network Units is conducted according to network funding principles, which describe our financing strategy in general terms. These principles have been adopted as a resolution of the management board of RZB, but may be revoked at any time.

Network Banks are expected to meet their financing needs through a combination of funding from local depositors, supranational organizations and third party lenders, as well as from RZB in circumstances where such funding is competitive with funding from other sources.

In general, the funding principles provide that RZB will have the right to provide the first quote for providing funding, although each Network Unit should accept more attractive offers from third parties, if available. In addition, RZB may act as a lender of last resort in the event of an acute liquidity crisis if the RZB management board decides to do so.

As part of these funding principles, RZB has stated its intention to provide credit support in the form of guarantees and letters of comfort for external funding if funding from external sources would not otherwise be available or if the terms of external funding can be significantly improved when such credit support is provided. Network Units which receive funding backed by credit support provided by RZB will pay a fee to RZB to compensate them for providing the guarantee or letter of comfort.

If RZB provides funding or credit support to a Network Unit, the Network Unit must at least compensate RZB for its internal costs as well as for the calculatory cost of utilizing country and counterparty risk limits.

In addition, Network Units deposit funds with RZB from time to time.

Service Level Agreements

In order to make an efficient use of our resources, some services that we require are outsourced to other members of the RZB Group. RZB and some of its subsidiaries offer us services that are described in a framework agreement and in individual specific Service Level Agreements ("SLAs"). The framework agreement covers general terms relating to services provided by other RZB Group companies, including the subject and areas of service, execution of services, general service rates and payment arrangements, exclusion of liability, term of contract and obligation of secrecy. The individual SLAs are based on standard templates giving a description of services provided by RZB divisions or subsidiaries, assessment of resources for the individual services, and quality parameters for the services and review meetings.

We currently have a number of SLAs in place covering a variety of administrative and management services provided to us by RZB. These SLAs cover certain services provided to support our accounting, audit, controlling, risk management, legal and compliance, global treasury and markets, transaction services and cash management, trade and export finance, human resources, economic and financial markets research and book-keeping functions, as well as our IT systems and facilities management in Vienna. A global SLA covers general inquiries, marketing, customer services and tax. In providing these services, RZB and its subsidiaries must apply the same care and diligence that they use when providing the services for their own business.

Fees for all services provided have been set at an hourly rate, which equal to RZB's actual costs per employee, according to the most recent internal cost center accounting as of the signing date of the SLA.

Services not covered by an SLA are charged at the hourly rate that would be charged if the service were provided at an arm's length basis. Hourly rates increase each year proportionally to changes in the Austrian consumer price index (CPI), published by the Austrian Federal Statistical Office.

SLAs became effective on July 1, 2004 for an indefinite period. Cancellation requires that notice be given to the other contracting party in writing at least six months before the end of the year.

Risk Management

Austrian law requires RZB to control risk management for the RZB Group as a whole, including us. We are required to closely coordinate our risk management activities with RZB and are expected to observe certain credit, market, liquidity, operational and country risk limits and procedures established by RZB. We enter into centralized capital hedging arrangements with RZB at an arms-length-basis. For a more complete description of our risk management procedures, please see "Risk Management."

Staffing Interlocks

Some members of our Supervisory Board and our Management Board are employed by other entities in the RZB Group (excluding RI). These include:

Name	Position with RI	Position with RZB
Dr. Walter Rothensteiner	Supervisory Board	CEO and Chairman of the RZB Management Board
Dr. Karl Sevelda	Supervisory Board	Member of the RZB Management Board
Mag. Manfred Url	Supervisory Board	Member of the RZB Management Board
Patrick Butler	Supervisory Board	Member of the RZB Management Board
Dr. Herbert Stepic	CEO	Deputy CEO and Member of the RZB Management Board

These members of our Supervisory and our Management Board may also hold other positions in the RZB Group. In addition, a number of RZB employees have been nominated to the management boards and to other key positions of various Network Banks. We believe that a combination of local and non-local board members is the best for the management boards of our Network Banks and have been successfully practicing this system for several years.

Dr. Stepic is employed by RZB and not by us, although we do reimburse RZB for half of his salary. For more information on our Supervisory and Management Boards, see "Management and Employees".

Licensing and Franchise Agreements

The Raiffeisen International name and logo have been registered as a combined trademark by RZB in Austria and RZB has also submitted an application to expand the protection of the Raiffeisen International name and logo to all countries where Network Units presently operate. We have entered into a licensing agreement with RZB which gives us and our subsidiaries the right for an unlimited time to the unrestricted use of the Raiffeisen International name and logo in all jurisdictions in which the trademark is presently, or in the future will be, registered. In addition, RZB has agreed not to enter into any further commercial exploitation and licensing agreements with respect to the Raiffeisen International brand. If RZB's equity interest in us falls below 50%, RZB may terminate the licensing agreement.

The trademarks *Raiffeisen* and the *Giebelkreuz* have been registered by the ÖRV (*Österreichischer Raiffeisenverband*). The use of the trademarks outside Austria as a part of a company name or logo requires approval by a simple majority of the *Generalanwaltschaft* of the ÖRV. Before any other company is authorized to use the Raiffeisen name and logo in relation to banking or financial products and services, prior consultation with RZB will be sought.

Certain of our subsidiaries have also concluded individual trademark license agreements with ÖRV. These subsidiaries include: Raiffeisenbank (Bulgaria) AD; Raiffeisenbank Austria d.d., Croatia; Raiffeisen-Centrobank S.A. (later renamed Raiffeisen Bank Polska S.A.), Poland; ZAO Raiffeisenbank Austria, Russia;

Raiffeisenbank a.s., Czech Republic; Unicbank Rt. (later renamed Raiffeisen Bank Rt.), Hungary and JSCB Raiffeisenbank Ukraine. Each of these agreements may be terminated if RZB, together with other members of RBG, ceases to hold at least 50% of the respective Network Bank's equity.

In addition to the legal framework relating to the use of the name *Raiffeisen* and the *Giebelkreuz*, RZB and RI have agreed to a Memorandum of Understanding with all Raiffeisen Landesbanken concerning the use of the Raiffeisen name and logo.

We are entitled to use the Raiffeisen name and logo in the markets in which we operate. Our management does not believe that any members of the Raiffeisen Banking Group are currently contemplating significant on site banking operations in the CEE.

Shareholders' Agreements *(Syndikatsverträge)*

If another RBG member owns shares in a Network Bank, we typically enter into a shareholders' agreement with the affiliated minority shareholder. Our previously existing shareholders' agreements have recently been re-negotiated and now are all in effect until 2013. Each agreement provides that it will be automatically extended for five years, unless it is terminated with a notice period of one year.

These agreements allow for the minority shareholders to nominate one or more members of the supervisory board of the relevant Network Bank. We have retained the power to appoint the majority of the members of the supervisory boards of all of our Network Banks.

In addition, these shareholders' agreements contain limitations on the disposal of shares. Each party generally has a right of first refusal in the event of a transfer of shares by the other party, except where shares are transferred to a subsidiary of the respective shareholder, provided the subsidiary agrees to adhere to the provisions of the shareholders' agreement. We have agreed with the respective Raiffeisen Landesbanken (and affiliated minority shareholders) that hold participations in Network Banks that, as a part of their general duty of loyalty as shareholders, they will not undertake any actions that could be detrimental to the economic success of the Network Banks.

In the shareholders' agreements, the minority shareholders also consent to the provision of services by either RZB or RI to the relevant Network Bank or its subsidiaries. Services provided by RZB or RI must be provided at arm's length prices and must be necessary or advisable for strategic or regulatory purposes.

Such shareholder agreements exist for:

- Tatra banka a.s., Slovakia, with Raiffeisenlandesbank Niederösterreich-Wien AG;
- Raiffeisenbank a.s., Czech Republic, with Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisenlandesbank Niederösterreich-Wien AG and Raiffeisenverband Salzburg, reg. Gen.m.b.H;
- Raiffeisenbank Austria d.d., Croatia, with Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft and Raiffeisenverband Salzburg, reg. Gen.m.b.H; and
- Raiffeisen Bank Rt., Hungary, with Raiffeisenlandesbank Niederösterreich-Wien AG, Raiffeisenlandesbank Steiermark, reg. Gen.m.b.H, Raiffeisenlandesbank Oberösterreich Aktiengesellschaft, Raiffeisen-Landesbank Tirol AG, and Raiffeisenlandesbank Burgenland und Revisionsverband, reg. Gen.m.b.H.

Where Raiffeisen Landesbanken are holding their participations through Raiffeisen Landesbanken Holdings, the relevant Raiffeisen Landesbanken Holdings is also party to the respective shareholders' agreement.

In the event that RZB together with other RBG members ceases to hold a majority of the equity in RI, the shareholders' agreements may be terminated.

Interest in Bank TuranAlem JSC

We acquired a commercial interest in convertible preferred shares ("CPS") in Bank TuranAlem JSC in Kazakhstan. Our commercial interest in the CPS is represented by RZB as a beneficial nominee shareholder; RZB is also represented with a seat on the bank's supervisory board, and has agreed to exercise its rights as a shareholder only in a manner, which is co-ordinated with us.

As of December 31, 2004, our commercial interest (through RZB) in the CPS would have accounted for a 12.8% interest in the bank's equity. In late December 2004, RZB subscribed for a stake of approximately 7.1% in a forthcoming new issue of shares and CPS of Bank TuranAlem JSC at a subscription price of approximately USD 7.4 million, and we have indicated our interest to acquire these newly subscribed CPS from RZB as well. Nonetheless our interest in the bank's equity would be reduced to approximately 11.3% if the new issue is subscribed by all other present shareholders and CPS holders of Bank TuranAlem JSC.

Managers

One of the Managers, Raiffeisen Centrobank AG, is a wholly owned subsidiary of RZB.

Relationships with Other Shareholders

Subscription Agreements with EBRD and IFC

EBRD and IFC acquired 4% each of our outstanding equity for a total of € 100 million each in October of 2004. In early 2004, RZB had various discussions with the IFC, the EBRD and the Raiffeisen Landesbanken concerning possible participations of these entities in Raiffeisen International.

In June 2004, IFC entered into an agreement with RZB and RI, which included an umbrella line of $ 120 million long term refinancing for certain RI activities in the CEE as well as mutual option rights with regard to a potential equity participation of IFC in RI in the additional amount of € 100 million. Pursuant to these agreements, IFC had the option to subscribe for shares in RI at a price not less favourable than a third party investor, including the Raiffeisen Landesbanken, and RZB had the option to require a subscription by the IFC at a certain multiple of RI's book value.

Agreements with the Raiffeisen Landesbanken were reached regarding an equity investment in RI. IFC stated its intention to subscribe to RI's Shares at the same terms as applicable for the Landesbanken. As a result of the investment by the Landesbanken subscription agreements were signed with the EBRD and the IFC in October 2004 which were based on the pricing described in the option agreement in June 2004.

When EBRD and IFC became our minority shareholders, they signed shareholders' agreements and subscription agreements with both RZB and us. All our obligations under these agreements will have either expired or been fulfilled 30 days after the end of the lock-up period with respect to the Offering, except for certain provisions providing for indemnification in the event of a breach. Both EBRD and IFC have the right to nominate representatives to our Supervisory Board until the expiration of the lock-up.

Pursuant to the subscription agreements with EBRD and IFC, RZB is required to hold, directly or indirectly, a majority of our shares until a month after the date of the expiration of the lock-up period following the Offering. If RZB violates this condition, IFC and EBRD have the right to exercise a put option and sell their shares to RZB.

Transactions with EBRD

EBRD has provided loan facilities, including subordinated loans, to a number of our subsidiary banks and leasing companies. In some cases, RZB has provided a letter of comfort or a payment undertaking to EBRD. As of December 31, 2004 EBRD had provided approximately € 303 million in senior debt and subordinated debt to the Network Units in Bosnia & Herzegovina, Croatia, Poland, Romania, Serbia & Montenegro, Ukraine, Bulgaria, the Czech Republic, Russia, Slovakia, Slovenia and Belarus.

EBRD holds a 13.5% equity interest in Priorbank JSC, Belarus. Pursuant to the shareholders' agreement dated July 21, 2003, between RI and EBRD (the "EBRD Shareholders Agreement"), RI and EBRD have agreed to exercise their respective rights as shareholders of Priorbank JSC in order to procure (so far as they lawfully

can and to the extent that they are able to do so through the exercise of such rights) that (i) the Supervisory Board of Priorbank (the "Supervisory Board") shall have 11 members, (ii) RI is entitled to nominate at least four persons to act as members of the Supervisory Board for so long as RI holds at least 40% of the outstanding common shares of Priorbank JSC and (iii) that EBRD is entitled to nominate one person to act as a member of the Supervisory Board and one member of the Executive Committee of Priorbank JSC (being a sub-committee of the Supervisory Board) for so long as EBRD holds at least 5% of the outstanding common shares of Priorbank JSC. In addition, RI has agreed in the EBRD Shareholders Agreement to procure that no resolution of the Supervisory Board in respect of the appointment of the chairman of the Management Board of Priorbank JSC shall be proposed or adopted at any meeting of the Supervisory Board unless the member of the Supervisory Board nominated by EBRD shall have voted in favor of such resolution.

Under the EBRD Shareholders Agreement, if we plan to sell any of our shares of Priorbank JSC such that we would or might own less than 50% of the outstanding ordinary shares of Priorbank JSC, EBRD has a right to sell all or part of its shares of Priorbank JSC on the same terms and conditions. This is balanced by a right of first refusal in our favor if EBRD intends to sell any of the ordinary shares of Priorbank JSC owned by it on the date of the EBRD Shareholders Agreement (the "EBRD Shares").

Finally, EBRD has a put option to sell to us, during the period commencing on July 21, 2006 and ending on July 21, 2009, all (but not less than all) of the EBRD Shares owned by EBRD on the delivery date of the relevant put notice. In addition, EBRD has an accelerated put option entitling it to sell to us all (but not less than all) of the EBRD Shares owned by it on the delivery date of the relevant put notice at any time on or after the occurrence of certain trigger events referred to in the EBRD Shareholders Agreement. The relevant trigger events are defined as a breach by us of the EBRD Shareholders Agreement, or a breach by Priorbank JSC of its information requirements or of certain other covenants, which were agreed upon subscription by the EBRD of shares in Priorbank JSC. The pricing upon exercise of the put option will be the dollar equivalent determined on the basis of the most recent annual financial statements of Priorbank JSC, and will be equal to the greater of (i) a multiple of net asset value, or (ii) a multiple of net profit. We have a call option entitling us to purchase from EBRD, during the period commencing on July 21, 2007 and ending on July 21, 2009, all (but not less than all) of the EBRD Shares owned by EBRD on the delivery date of the relevant call notice.

Transactions with IFC

IFC has provided loan facilities to a number of our subsidiary banks and leasing companies. In some cases, RZB has provided a letter of comfort to IFC. As of December 31, 2004, IFC has provided approximately € 175 million in senior debt to the Network Banks in Bosnia & Herzegovina, Belarus, Russia, Romania and Ukraine.

IFC holds an equity interest in Raiffeisenbank a.d., Serbia & Montenegro. According to the shareholders' agreement between RI and IFC, IFC is entitled to nominate a member of the board of directors of the bank as long as it holds at least 10% of the bank's shares. In addition, we have agreed that certain actions, such as amendments to the bank's charter, the issuance of new shares or the voluntary liquidation or merger of the bank, will not be undertaken without the unanimous approval of the all shareholders.

We have also agreed with IFC that we will not transfer shares (except to another RZB Group member) if such a transfer would reduce our equity interest in Raiffeisenbank a.d., Serbia & Montenegro to less than 50% plus one share. In the event that this condition is violated, IFC has the right to sell their shares to us. We have a right of first refusal in the event that IFC wishes to sell its shares in Raiffeisenbank a.d., Serbia & Montenegro to a third party. Finally, IFC has the right to sell all of its shares to us during the period from November 5, 2006 to November 5, 2009. Similarly, we have an option to acquire the shares of IFC during the period from November 5, 2008 to November 5, 2011.

In addition, IFC is an existing lender to Aval Bank in the Ukraine, the acquisition of which we are currently considering.

SELECTED STATISTICAL INFORMATION OF RAIFFEISEN INTERNATIONAL

The statistical data presented below is derived from our consolidated financial information or, in certain cases, from economics and financial market research. These data are regularly collected in connection with our financial reporting and management information systems.

This information is unaudited and has been stated in accordance with IFRS.

Average Balances and Net Interest Income

The following tables set forth our average balances of assets and liabilities for the years ended December 31, 2002, 2003 and 2004. For purposes of the following tables, the average is calculated on the basis of monthly closing balances throughout the relevant period.

	Year Ended December 31,								
	2002			2003			2004		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
Based on Month-End Averages	in € millions		in %	in € millions		in %	in € millions		in %
Assets									
Loans and advances to banks	3,086	148	4.8	3,268	112	3.4	4,381	191	4.4
Loans and advances to customers	6,355	630	9.9	9,416	761	8.1	12,636	1,033	8.2
Leasing claims	529			797	82	10.3	1,094	103	9.4
Other current financial assets	356	49	13.8	583	39	6.7	645	45	6.9
Financial investments	165	18	11.1	212	22	10.6	1,572	121	7.7
Non-trading derivatives	—	10	—	—	93	—	—	133	—
Subtotal: interest-earning assets (A)	**10,491**	**855**	**8.2**	**14,275**	**1,110**	**7.8**	**20,327**	**1,626**	**8.0**
Shares and Equity Participations	75	5	7.1	98	5	5.2	73	3	4.7
Subtotal: income-earning assets (B)	**10,566**	**861**	**8.1**	**14,373**	**1,115**	**7.8**	**20,400**	**1,629**	**8.0**
Non-interest-income-earning assets (including cash reserve and tangible and intangible fixed assets)	2,249	—	—	2,976	—	—	3,931	—	—
Total Assets	**12,815**	**861**	**6.7**	**17,349**	**1,115**	**6.4**	**24,331**	**1,629**	**6.7**
Liabilities									
Deposits by banks	2,747	156	5.7	4,323	163	3.8	5,626	199	3.5
Customer deposits	8,036	273	3.4	10,565	283	2.7	15,260	523	3.4
Debts documented by certificates	414	19	4.7	396	20	5.0	568	31	5.5
Subordinated capital	166	0	0.0	233	7	2.8	518	13	2.6
Non-trading derivatives	—	15	—	—	78	—	—	57	—
Total interest-bearing liabilities (C)	**11,363**	**464**	**4.1**	**15,517**	**551**	**3.6**	**21,972**	**823**	**3.7**
Total non-interest-bearing liabilities(1)	1,452	—	—	1,832	—	—	2,359	—	—
Total liabilities and equity	**12,815**	**464**	**3.6**	**17,349**	**551**	**3.2**	**24,331**	**823**	**3.4**
Net interest earned (A minus C)	—	392	—	—	559	—	—	802	—
Net interest income (B minus C)	—	397	—	—	564	—	—	806	—
Net interest earned as % of average interest-earning assets (A)	—	—	3.73	—	—	3.91	—	—	3.95
Net interest income as % of average income-earning assets (B)	—	—	3.76	—	—	3.92	—	—	3.95

The following table shows our prevailing average interest rates and average yields, spreads and margins for the years ended December 31, 2002, 2003 and 2004.

Average Interest Rates, Yields and Margins

	Year Ended December 31,		
	2002	2003	2004
		in % p.a.	
Historical rates			
EUR			
3-month EURIBOR	2.9	2.1	2.2
10-year Swap	4.4	4.4	3.8
U.S.			
Federal Funds Target Rate	1.4	1.2	2.6
Prime Rate	4.2	4.6	4.6
Hungary			
3-month	8.4	12.4	9.3
10-year Swap	6.6	8.0	7.1
Slovakia			
3-month	5.8	5.7	3.5
10-year Swap	5.1	5.3	4.4
Poland			
3-month	6.7	5.4	6.5
10-year Swap	5.6	6.5	5.8
Russia			
3-month	13.3	6.8	5.6
Czech Republic			
3-month	2.5	2.0	2.5
10-year Swap	4.4	4.6	4.1
Raiffeisen International			
Gross yield	8.15	7.77	8.00
Interest spread	4.07	4.22	4.25
Net interest margin	3.73	3.91	3.95

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income attributable to changes in volumes and those attributable to changes in interest rates for the years ended December 31, 2003 (over 2002) and December 31, 2004 (over 2003). Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities.

	Year Ended December 31,					
	2003 over 2002			2004 over 2003		
	Net Change	Volume-Related Change	Rate-Related Change	Net Change	Volume-Related Change	Rate-Related Change
	in € millions					
Interest and similar income						
Interest income						
From loans and advances to banks	(36)	30	(66)	80	30	49
From loans and advances to customers	211	267	(55)	294	344	(50)
From current financial assets	(10)	30	(40)	6	6	—
From financial investments held-to-maturity	4	14	(10)	99	68	31
From derivative financial instruments (non-trading)	83	83	—	40	40	—
Current income						
Interest income and income from securities and participating interests	—	—	—	(2)	(2)	—
Other interest-like income	2	2	—	(2)	(2)	—
Total interest income	**254**	**425**	**(171)**	**514**	**485**	**29**
Interest and similar expenses						
Interest expenses						
On deposits from banks	6	99	(92)	36	78	(42)
On deposits from customers	4	92	(87)	236	89	147
On liabilities evidenced by paper	1	—	—	11	5	6
On subordinated capital	3	1	2	7	3	4
On derivative financial instruments (non-trading)	63	63	—	(21)	(21)	—
Other interest like expenses	6	6	—	3	3	—
Total interest expenses	**84**	**262**	**(177)**	**272**	**156**	**116**
Net interest income	**170**	**163**	**7**	**242**	**329**	**(87)**

Securities

In accordance with IFRS requirements, we segregate our securities portfolio into three categories: trading assets, other current financial assets and financial investments. In general, trading assets as well as other current financial assets (liquidity portfolio) are valued at market prices, whereas the financial investments are carried at amortized cost. These financial investments are securities which are held to maturity.

	As of December 31,		
	2002	2003	2004
	in € millions		
Trading portfolio			
Fixed-interest securities			
Bonds and debt securities by public sector	1,238	1,213	1,495
Bonds and debt securities by other issuers	124	133	538
Variable-interest securities			
Equity securities and other variable-yield securities	13	15	10
Investment fund certificates	1	1	1
Total Trading portfolio	**1,376**	**1,363**	**2,044**
Liquidity portfolio (available-for-sale)			
Fixed-interest securities			
Bonds and debt securities by public sector	327	478	430
Bonds and debt securities by other issuers	93	124	172
Variable-interest securities			
Equity securities and other variable-yield securities	12	13	1
Investment fund certificates	15	8	10
Total Liquidity portfolio	**447**	**624**	**612**
Financial Investments			
Fixed-interest securities			
Bonds and debt securities by public sector	60	270	1,944
Bonds and debt securities by other issuers	108	157	349
Equity participations:			
Affiliated companies	40	17	18
Companies accounted for using the equity method	10	11	15
Other interests	9	10	41
Total investment portfolio	**226**	**465**	**2,367**
Total securities	**2,049**	**2,452**	**5,024**

Breakdown of Funding Sources

The following table presents our sources of deposits and borrowed funds as of December 31, 2002, 2003 and 2004, broken down by certain major categories and the percentage of those categories of total funding.

	As of December 31,					
	2002		2003		2004	
	in € millions	in %	in € millions	in %	in € millions	in %
Deposits						
Customer deposits						
Savings deposits	782	6	870	5	958	4
Time deposits by customers	4,804	37	6,672	37	10,315	40
Sight deposits by customers	3,779	29	4,540	25	6,896	27
Deposits by banks						
Sight deposits by banks	96	1	694	4	476	2
Time deposits by banks	2,813	22	4,626	25	6,144	24
Total deposits	**12,274**	**95**	**17,403**	**96**	**24,789**	**96**
Debts evidenced by certificates						
Issued debt securities	147	1	258	1	369	1
Issued money market instruments	0	0	3	0	6	0
Other liabilities evidenced by paper	259	2	171	1	288	1
Total debts evidenced by certificates	**406**	**3**	**433**	**2**	**662**	**3**
Subordinated liabilities	194	2	252	1	423	2
Supplementary capital	0	0	58	0	21	0
Total funding	**12,873**	**100**	**18,146**	**100**	**25,895**	**100**

Analysis of Loans and Advances

Breakdown of Deposits by Type

The following tables set forth, as of December 31, 2004, the maturities and categories of our deposits.

	As of December 31,				
	2000	2001	2002	2003	2004
			in € millions		
Loan Portfolio by Borrower					
Loans and advances to customers:					
Loans to public sector	72	430	518	719	454
Loans to commercial enterprises	3,435	4,769	6,363	8,248	11,759
Loans to individuals	273	655	1,323	2,659	3,867
Loans to other non-bank institutions	22	43	37	81	163
Total loans and advances to customers	**3,801**	**5,897**	**8,240**	**11,707**	**16,242**
Loans and advances to credit institutions:					
Long-term loans to credit institutions	135	37	31	94	753
Other loans and advances to credit institutions	1,649	2,671	2,688	3,426	4,027
Total loans and advances to credit institutions	**1,784**	**2,708**	**2,719**	**3,521**	**4,779**
Total loans and advances	**5,585**	**8,604**	**10,959**	**15,227**	**21,022**

Loan Portfolio by Maturity

The following table sets forth our loan portfolio as of December 31, 2000, 2001, 2002, 2003 and 2004, broken down by time remaining to maturity.

	As of December 31,				
	2000	2001	2002	2003	2004
			in € millions		
Loan Portfolio by Maturity					
Loans and advances to customers:					
Without maturity	343	447	615	732	1,245
Less than five years	3,070	4,803	6,613	9,471	12,676
More than five years	388	647	1,012	1,503	2,321
Total loans and advances to customers	**3,801**	**5,897**	**8,240**	**11,707**	**16,242**
Loans and advances to credit institutions:					
Without maturity	208	427	392	1,172	774
Less than five years	1,576	2,233	2,198	2,266	3,949
More than five years		47	128	82	57
Total loans and advances to credit institutions	**1,784**	**2,708**	**2,719**	**3,521**	**4,779**
Total loans and advances	**5,585**	**8,604**	**10,959**	**15,227**	**21,022**

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain of our assets and liabilities as of December 31, 2002, 2003 and 2004.

	As of December 31, 2004					
	Without Maturity	Payable on Demand	Up to 1 Year	Between 1 and 5 Years	More than 5 Years	Total
	in € millions					
Assets						
Loans and advances to banks	—	774	3,863	85	57	4,779
Loans and advances to customers	—	1,245	6,838	5,838	2,321	16,242
Trading assets	39	—	1,159	568	681	2,447
Other current financial assets	10	—	429	165	8	612
Financial investments	74	—	1,417	846	30	2,367
Total assets	**124**	**2,019**	**13,706**	**7,502**	**3,098**	**26,448**
Liabilities						
Deposits by banks	—	476	2,730	2,742	673	6,620
Customer deposits	—	7,364	9,259	549	998	18,169
Debts documented by certificates	—	—	273	326	64	662
Subordinated liabilities	—	—	7	40	397	444
Total liabilities	**—**	**7,839**	**12,268**	**3,657**	**2,131**	**25,895**

	As of December 31, 2003					
	Without Maturity	Payable on Demand	Up to 1 year	Between 1 and 5 Years	More than 5 Years	Total
	in € millions					
Assets						
Loans and advances to banks	—	1,172	2,207	59	82	3,521
Loans and advances to customers	—	732	5,234	4,237	1,503	11,707
Trading assets	17	—	923	281	260	1,480
Other current financial assets	23	—	429	163	24	639
Financial investments	38	—	70	342	15	465
Total	**78**	**1,904**	**8,863**	**5,081**	**1,885**	**17,812**
Liabilities						
Deposits by banks	—	694	2,078	2,135	413	5,320
Customer deposits	—	5,167	6,599	267	50	12,083
Debts documented by certificates	—	—	116	254	63	433
Subordinated liabilities	—	—	7	11	294	311
Total	**—**	**5,861**	**8,799**	**2,667**	**819**	**18,146**

	As of December 31, 2002					
	Without Maturity	Payable on Demand	Up to 1 Year	Between 1 and 5 Years	More than 5 Years	Total
			in € millions			
Assets						
Loans and advances to banks	—	392	2,191	7	128	2,719
Loans and advances to customers	—	615	3,904	2,710	1,012	8,240
Trading assets	14	—	990	358	122	1,484
Other current financial assets	28	—	294	102	23	447
Financial investments	59	—	41	117	10	227
Total assets	**102**	**1,008**	**7,419**	**3,292**	**1,295**	**13,077**
Liabilities						
Deposits by banks	—	96	2,037	603	173	2,909
Customer deposits	—	4,284	4,869	168	44	9,365
Debts documented by certificates	—	—	278	108	20	406
Subordinated liabilities	—	—	0	39	155	194
Total liabilities	**—**	**4,379**	**7,184**	**917**	**392**	**12,873**

Lending Volume

The following table sets forth information on our credit exposure on loans to banks and customers, as well as our total credit exposure on securities and shares, contingent liabilities and undrawn credit facilities as of December 31, 2000, 2001, 2002, 2003 and 2004.

	As of December 31,				
	2000	2001	2002	2003	2004
			in € millions		
Loans and advances to banks	1,784	2,708	2,719	3,521	4,779
Loans and advances to customers	3,801	5,897	8,240	11,707	16,242
Of which					
Public sector	72	430	518	719	454
Corporate customers	3,365	4,511	6,363	8,248	9,331
Retail customers	273	655	1,323	2,659	6,295
Mortgage loans	163	908	972	1,882	2,875
Financial leasing	0	0	0	982	1,326
Securities and shares	695	1,383	1,990	2,413	2,033
Contingent liabilities	363	1,503	1,196	1,439	1,734
Undrawn credit facilities	294	1,840	2,602	3,066	4,205
Total credit exposure	**6,938**	**13,331**	**16,747**	**22,145**	**28,993**

Cross Border Exposure

The following table includes all our claims and contingent claims against residents and non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a system of country limits set by RZB as parent banking institution, which are regularly reviewed to avoid overexposure to any particular economic or political risk.

	As of December 31,		
	2002	2003	2004
		in € millions	
On- and Off-Balance Sheet Exposure by Country of Ultimate Risk			
Hungary	3,255	3,997	5,610
Slovakia	3,300	3,841	4,698
Croatia	1,848	2,353	3,081
Czech Republic	1,546	1,967	2,364
Poland	1,608	1,911	2,998
Russia	1,270	1,442	2,582
Romania	528	1,095	2,204
Albania	0	0	1,369
Slovenia	333	636	732
Bosnia & Herzegovina	349	595	923
Bulgaria	319	522	869
Serbia & Montenegro	81	464	1,073
Belarus	0	417	529
Ukraine	233	368	607
Other CEE countries	0	1	2
Austria	778	1,447	927
Other Western European countries	859	1,221	2,148
Other countries	136	185	568
Total	**16,443**	**22,461**	**33,284**

Management

We have a two-tier board system. The Management Board (*Vorstand*) is responsible for our management and the representation of our company with respect to third parties. The Supervisory Board (*Aufsichtsrat*) appoints and dismisses the members of the Management Board and supervises the Management Board's activities. The Supervisory Board may not make management decisions by itself. Pursuant to the Austrian Stock Corporation Act (*Aktiengesetz*) and our Articles of Association (*Satzung*), the consent of the Supervisory Board must be obtained for certain enumerated transactions. The Management Board must submit regular quarterly reports describing our business operations and our financial condition to the Supervisory Board. The Supervisory Board may also request additional special reports regarding any of our activities. The Austrian Stock Corporation Act prohibits simultaneous membership of the Management Board and the Supervisory Board of a company. See "Description of Share Capital and Summary of Articles of Association—Our Management Board" and "Description of Share Capital and Summary of Articles of Association—Our Supervisory Board."

The members of our Management Board and our Supervisory Board may be contacted at our business address (Raiffeisen International Bank-Holding AG, Am Stadtpark 9, A-1030 Vienna, Austria).

Management Board

The following information lists the current members of our Management Board and indicates the area in which each member focuses.

Name	Title/Area of Focus
Dr. Herbert Stepic	Chairman and Chief Executive Officer (CEO): Human Resources, Management Secretariat, Public Relations, Legal & Compliance, International Audit, Strategy & Acquisitions
Mag. Martin Grüll	Chief Financial Officer (CFO): Risk Management, Group Controlling & Accounting, Investor Relations, Network Asset & Liability Management, Treasury Coordination
Mag. Peter Lennkh	Regions & Corporate: Corporate Relationships, Co-ordination Alliances, Raiffeisen Leasing International, Networkbank Services
Aris Bogdaneris, M.A.	Retail Banking: Consumer Banking, SME Banking, Cards, Product Development & Branding
Mag. Heinz Wiedner	Chief Operating Officer (COO): Group IT, Process & Productivity Management, Organization & Project Offices
Dkfm. Rainer Franz	Executive Development, Training

Dr. Herbert Stepic, born in 1946, was appointed chairman of the Management Board and chief executive officer of RI on June 14, 2001. At that time we were a holding company controlling RZB's banking subsidiaries in Central and Eastern Europe. Dr. Stepic graduated from the Vienna University of Economics and Business Administration with PhD and masters degrees. He joined Genossenschaftliche Zentralbank AG (now RZB) in the foreign trade promotion department in 1973 and starting in 1978 he headed the department for correspondent banking. Dr. Stepic became a member of RZB's Management Board in 1987 and since then has been responsible for RZB's international business. In 1995, Dr. Stepic was appointed Deputy Chairman of RZB's management board. His current term on the Management Board expires on June 14, 2006. Dr. Stepic holds the following positions outside our Group: deputy chairman and board member of RZB and member of the supervisory boards of Oesterreichische Kontrollbank Aktiengesellschaft and of OMV Aktiengesellschaft.

Mag. Martin Grüll, born in 1959, was appointed a member of the Management Board and chief financial officer effective January 1, 2005. Mr. Grüll graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB in the international loan department in 1982. From 1988 to 1998, he headed the international corporate banking division. In 1998, he joined Bank Austria Handelsbank AG as a member of the management board and served as chairman of the

management board until 2002. In 2002, Mr. Grüll was appointed senior general manager Central & Eastern Europe at Bank Austria Creditanstalt AG. His current term on the management board expires December 31, 2009.

Mag. Peter Lennkh, born in 1963, was appointed a member of the Management Board responsible for regions, corporate & products effective October 1, 2004. Mr. Lennkh graduated from the University of Economics and Business Administration, Vienna with a masters degree and started his professional career with RZB, as an account manager in the international department, in 1988. From 1990 to 1992, he headed the international project finance department at Creditanstalt Leasing. In 1992, he rejoined the RZB Group and was appointed deputy member of the management board of Raiffeisenbank Czech Republic in charge of credit, risk management and Austrian corporate customers, as well as managing director of Raiffeisen Leasing Czech Republic. In 1997, Mr. Lennkh re-joined RZB and has held several positions, including division head of international corporate customers, and managing director of Raiffeisen Leasing International and Raiffeisen Property Invest. In 1999 he was appointed head of trade and export finance division which he held until his appointment with us. His current term on the Management Board expires September 30, 2007.

Aris Bogdaneris, M.A., born in 1965, was appointed Board Member responsible for Retail Banking of our company effective October 1, 2004. Mr. Bogdaneris graduated from the Johns Hopkins University, Washington with a Masters Degree in International Economics and International Relations in 1992. After beginning his career with Citicorp in Toronto he later worked in the Corporate Finance Division at ABN AMRO in Budapest and Warsaw. In 1995 Mr. Bogdaneris joined General Electric Company in the U.S. and undertook various assignment with GE Capital in France, Germany, Japan, Singapore, Mexico and the U.S. In 1998 he took over the position of COO of Budapest Bank (100% Subsidiary of GE Capital), and in 2001 became Deputy CEO, Member of the Board of Directors responsible for Retail Banking. From January 2004 until his assignment with our company he served as the Acting Chief Executive Officer. His current term on the Management Board expires on September 30, 2007.

Mag. Heinz Wiedner, born in 1953, was appointed a member of the Management Board in 2001 and chief operating officer in 2004. Mr. Wiedner holds a masters degree in business administration from the University of Graz and started his professional career with Citibank Austria as head of financial control in 1977. From 1979 to 1983, Mr. Wiedner was the project manager of system development and implementation at Citibank, Brussels. In 1983, he moved to Citibank, Buenos Aires, as head of operations and technology. From 1986 to 1988, he served as head of information business for Latin America at Citicorp Latino, Miami. In 1988, he relocated to Citibank, London and headed the department for cash management services. In 1993, Mr. Wiedner joined RZB as head of payment services. From 1995 until his current appointment with us, he was division head of transaction services and managing director of Raiffeisen Service Center, responsible for the payments system of the entire RZB Group. His current term on the Management Board expires August 31, 2009.

Dkfm. Rainer Franz, born in 1943, was appointed a Member of the Management Board on January 20, 2003. Mr. Franz graduated from the University of Economics and Business Administration, Vienna, with a Masters degree and also holds a MBA from the University of Notre Dame, Ind., USA. He started his professional career with Chase Manhattan Bank New York, NY, in 1972 and positions in New York, Tokyo, Hong Kong and Manila. In 1979 he moved to DG Bank, Deutsche Genossenschaftsbank, Frankfurt/Main, and had positions in Hong Kong and managed its Singapore branch. In 1986 he joined the Commercial Bank of Greece, Frankfurt/Main, as General Manager and held that position until his appointment as Deputy Chairman of the Board of Directors and Deputy General Manager at Tatra banka a.s., Bratislava, in 1990. In 1997 he was appointed Chairman of the Board and Chief Executive Officer of Tatra banka a.s., the positions he still holds today. His current term on the Management Board expires on January 20, 2008.

Supervisory Board

Pursuant to Austrian law the Supervisory Board must consist of members, who are elected at a shareholders' meeting or appointed by shareholders who have been granted the right to do so, and employee representatives (designated by the Works Council (*Betriebsrat*)). As we currently have no Works Council, there are no employee representatives delegated to the Supervisory Board. According to our Articles of Association the Supervisory Board consists of six members elected at a shareholders' meeting.

The following table provides information concerning the current members of our Supervisory Board, including their age, the year in which they were appointed and their current principal occupation outside our company.

Name	Born	Member since	Principal Occupation
Dr. Walter Rothensteiner	March 7, 1953	May 11, 2001	CEO & Chairman of the Management Board of RZB
Dr. Karl Sevelda	January 31, 1950	May 11, 2001	Member of the Management Board of RZB
Patrick Butler	February 14, 1957	September 29, 2004	Member of the Management Board of RZB
Mag. Manfred Url	October 3, 1956	May 11, 2001	Member of the Management Board of RZB
Stewart Gager	November 15, 1940	January 24, 2005	Financial Consultant and Principal, Popham Financial Consulting
Peter Woicke	January 29, 1943	January 24, 2005	Retired, former Executive Vice President, IFC

Remuneration of the Management Board

The total remuneration (including benefits, payments in kind and severance payments) paid to members of our Management Board amounted to € 2,615,000 for the year ending December 31, 2004. In addition, members of our Management Board received a total remuneration of € 104,000 in their capacities as members of the supervisory boards of our subsidiaries for the year ending December 31, 2004. Our chief executive officer, Dr. Herbert Stepic, is employed by and paid by RZB, although we reimburse RZB for half of his compensation. Additionally, Dkfm. Rainer Franz is employed by and is paid by Tatra banka a.s.

Board Members also enjoy the usual benefits of a company car and a partly company funded hospitalization insurance. In 2004, expenses for pensions of Board Members totalled € 807,000.

All Board Members, Supervisory Board Members as well as Senior Executives are covered by a D&O Insurance for which the Company pays all insurance premiums.

No loans or advance payments were granted to members of the Management Board.

In most cases, contracts with members of the Management Board terminate at the end of their term or for cause pursuant to the Austrian Act Stock Corporation Act or in accordance with the Austrian Employment Act. Two existing contracts with members of the Management Board may also be terminated without cause but with six months' notice. None of the contracts of members of our Management Board provide for benefits upon termination of employment, except for seniority-based severance bonuses (*Abfertigungen*). For one current board member the severance bonus amount would be multiplied by up to 2.5 after 10 years of service, pursuant to the Austrian Employment Act.

The duration of the service contracts with Management Board members corresponds to the duration of their terms of office. If the appointment of a Management Board member is terminated prior to the end of his agreed term, or if the member terminates his relationship with us, our contractual obligations end accordingly.

Remuneration of the Supervisory Board

In 2004, each member of our Supervisory Board elected by our shareholders received total compensation of € 30,000 for a full year of service.

No loans or advance payments were granted to members of the Supervisory Board.

Senior Management Compensation

To align the incentives of our senior management with our goal of a long term increase of company value and to attract and retain key performers, all required internal approvals for the introduction of a share incentive program for our Management Board members and the management board members of our Network Banks have been given. We expect that approximately 80 executives will be eligible to participate in the share incentive program. Based on an analysis of the total cash levels within our Network Banks, we put the countries in which we operate into three categories which are not identical with our geographical segments.

To participate in this share incentive program, eligible executives must buy a number of Shares with their own money on the open market (personal investment). After a participant has made this personal investment, the participant will receive a conditional grant of a specific number of Shares ("Target Amount"), which is fixed based on a certain percentage of the base pay of the respective board member ("Individual Target Value") and will depend on the number of Shares purchased as personal investment, but no more than three granted Shares per Share of personal investment. Different percentages will be used for determining Individual Target Values for different groups of countries, based on an analysis of local markets. Participants must make a personal investment of at least 30% of this Individual Target Value to obtain any benefit of the incentive program. During the three-year performance period of the plan the participants cannot dispose of their Shares without losing the benefit of the program. The actual number of Shares, which will be allocated after the performance period of three years, depends on the achievement of two performance targets: (1) the average return on equity (ROE) over the three year performance period, and (2) the total shareholder return (TSR) at the end of the performance period compared to the TSR-values of companies listed in the DJ EURO STOXX Banking Index, during the same period of time. In determining TSR, we will include share price appreciation as well as dividends (external return) and other shareholder rights.

Both performance elements, ROE and TSR, are weighted equally in the determination of the amount of Shares, which will be distributed at the end of the three year performance period. The number of Shares awarded at the end of a performance period may vary between 25% and 150% of the Target Amount. In any event the total share value distributed to a participant must not exceed three times the Individual Target Value compared to the date of the respective personal investment. We estimate the current cost of the plan to be approximately € 4.6 million.

The new share incentive program is intended to be settled by delivering Shares, although we may also decide to settle in cash. The program replaces our current long term incentive program for largely the same group of employees. For more information on the current long term incentive program, see Note 29 of our Consolidated Financial Statements according to International Reporting Standards ("IFRS") as at December 31, 2004. One time costs for the termination of the current program will amount up to € 3.6 million.

Employees

As of December 31, 2004 our consolidated Group had a total of 22,851 full-time equivalent employees. The following table shows our full-time equivalent employees as of December 31, 2002, 2003 and 2004.

	As of December 31,		
Entity	**2002**	**2003**	**2004**
Raiffeisen International Bank-Holding AG	3	12	83
RI Group Total	13,478	18,386	22,851

RI was established as a holding company in 1991 under the corporate name DOIRE Handels- und Beteiligungsgesellschaft and has served as a holding for RZB Group's operations in the CEE since 1995 when it was renamed Raiffeisen International Beteiligungs GmbH. In 2001, RI was converted into a joint-stock company under the corporate name Raiffeisen International Beteiligungs AG. Since then, RI has also served as a management vehicle for RZB's operations in the CEE. RI's corporate name was changed to its present form in 2003. We have gradually added management and control functions to RI, including credit risk management, strategic planning, controlling and accounting, and investor relations. As of December 31, 2004, RI as a holding company employed 83 people. We attempted to hire former employees of RZB to the extent possible. In addition, we also recruited from outside RZB. Approximately 70% of our current staff are former RZB employees.

Currently, we are not legally classified as a bank or financial institution, so the collective bargaining agreement for banks set according to Austrian law does not apply to our company. Instead the collective

bargaining agreement for "Trade and Information and Consulting Services" applies. Our workforce in the CEE is either not, or only partly, unionized depending on the national union structure and the legal framework of each country.

Our management pays close attention to human resources and employee relations questions and issues and adheres to the principle of fair and equitable treatment for all employees. As a result, we enjoy excellent relations with our employees through our entire organization.

We believe that the key to our success is our people. We therefore emphasize on training and the development of our workforce. The programs offered range from executive development initiatives for board members to technical training for various functions. In 2004, we invested into approximately 339 training days at Raiffeisen International Bank-Holding AG and approximately 78,000 training days Group-wide.

We provide a defined contribution company pension plan that provides a disability and retirement pension benefit through a pension fund based on employer and voluntary employee contributions. In addition, two board members and one employee have special pension arrangements resulting from previous pension arrangements for RZB's employees.

We have provided employees with the opportunity to purchase Offer Shares at a discount. According to this employee share purchase program, all employees of participating RZB Group companies were invited to purchase Offer Shares, so far as such offering is lawful under local regulations. Employees were entitled to purchase Offer Shares worth up to € 7,300 each with a 20% discount from the Offer Price. Employees will also receive a preferred allocation of Offer Shares. Employees must repay the discount if they sell their Shares within one year of purchase.

DESCRIPTION OF SHARE CAPITAL AND SUMMARY OF ARTICLES OF ASSOCIATION

This chapter includes a short summary of the most important issues of the Austrian Stock Corporation Act (*Aktiengesetz*) and a description of selected parts of our Articles of Association. It should be noted that this description comments on only selected aspects of our Articles of Association and not on all their contents.

Our Share Capital and Our Shares

Our Share Capital and Our Shares Prior to the Offering

Our shares are issued as ordinary no-par value voting shares. Shares from future capital increases shall also be issued as no-par value shares. Unless the resolution on the capital increase determines differently, the shares shall be issued as bearer shares. The right to receive individual share certificates is excluded. To the extent legally admissible, the shares issued by us may be represented by global certificates. Our share capital prior to the Offering amounts to € 380,434,728.61 and is divided into 125,000,000 ordinary no-par value voting bearer shares.

Under Austrian law, no-par value shares (*Stückaktien*) have a notional portion of the share capital which equals the total amount of the issued share capital divided by the number of shares. The notional portion of the share capital of our ordinary no-par value shares amounts to € 3.04 (rounded) per share.

General Information on Capital Measures

Austrian law permits us to increase our share capital in any of four ways:

- a shareholder resolution authorizing the issuance of new shares (*ordentliche Kapitalerhöhung*);
- a shareholder resolution authorizing the Management Board under the Articles of Association and subject to approval of the Supervisory Board to issue new shares up to a specified amount (not exceeding 50% of the share capital) within a specified period, which may not exceed five years (authorized capital/*genehmigtes Kapital*);
- a shareholder resolution authorizing the issue of new shares up to a specified amount for specific purposes, such as for employee stock options (not exceeding 10% of the share capital), converting rights granted to holders of convertible bonds or use as consideration in a merger (not exceeding 50% of the share capital) (conditional capital/*bedingtes Kapital*); and
- a shareholder resolution authorizing the Management Board to effect a conditional capital increase with the approval of the Supervisory Board in order to grant stock options to employees, executives and members of the Management Board up to a certain nominal amount (not exceeding 10% of the share capital) (authorized conditional capital/*genehmigtes bedingtes Kapital*).

Shareholder resolutions which increase our share capital require a simple majority of the share capital present at the shareholders' meeting, unless the subscription rights of existing shareholders are to be excluded, in which case a 75% majority is required. Shareholder resolutions approving conditional or authorized capital each require a 75% majority of the share capital present at the relevant shareholders' meeting.

In general, except for certain reductions of share capital by redemption of own shares, a resolution relating to the reduction of our share capital requires a majority of at least 75% of the share capital present at our shareholders' meeting.

Changes to Our Share Capital and the Shareholder Structure Within Three Years Prior to the Offering

During the last three years, our share capital has changed as follows:

Our shareholders' meeting resolved on July 19, 2004 to increase our share capital from € 50,000,000 by € 300,000,000 to € 350,000,000 by issuing 7,500,000 new shares. The newly issued shares were subscribed by RZB for an issue price of € 40.00 per share and the notional proportion of each newly issued share following the share capital increase equaled € 6.087.

On October 15, 2004, our share capital was increased by € 30,434,782.61 to € 380,434,782.61 by issuing 5,000,000 shares, of which 2,500,000 were subscribed each by the European Bank for Reconstruction and Development and by the International Finance Corporation for an issue price of € 40.00 per share.

In November 2004, RZB sold shares to banks within the RBG Group and their subsidiaries for a price of € 40.00 per share prior to the 2-for-1 share split which occurred on March 8, 2005. This price was fixed in June 2004. For further information on current shareholders see "Major Shareholders".

On March 8, 2005, our shareholders' meeting voted in favor of a 2-for-1 share split. As a result of the share split, the number of outstanding shares doubled from 62,500,000 shares to 125,000,000 shares, each share representing a notional par value of (rounded) € 3.04.

Authorized Capital (*genehmigtes Kapital*)

In a shareholders' meeting held on March 8, 2005, our shareholders resolved to authorize the Management Board to increase our share capital against cash contributions by up to € 66,999,997.83 to up to € 447,434,780.44 by the issue of up to 22,014,285 ordinary no-par value voting bearer shares. The Management Board may also resolve on the exclusion of subscription rights upon approval of the Supervisory Board.

Capital Increase with Respect to the Offering

The New Shares being offered pursuant to this Offering Memorandum will be issued on the basis of a capital increase that excludes the subscription rights of our existing shareholders. On March 29, 2005 the Management Board resolved to issue up to 13,300,000 ordinary no-par value voting bearer shares and up to 4,470,000 ordinary no-par value voting bearer shares for the over-allotment option. On April 1, 2005 the Management Board determined the price range for the Offer Shares.

The Management Board's resolutions of March 29, 2005 and of April 1, 2005 were approved by the Supervisory Board on April 1, 2005. The Supervisory Board authorized the Management Board to determine the Offer Price and the terms of the Offering at its own discretion.

On April 21, 2005 the Management Board determined the Offer Price of € 32.50 per Offer Share and a capital increase of 13,300,000 ordinary no-par value voting bearer shares with the exclusion of subscription rights, and the Supervisory Board approved the resolution of the Management Board.

Conditional Capital (*bedingtes Kapital*)

Our Articles of Association do not provide for conditional capital.

Share Certificates/Transferability

The Management Board determines the form and content of all share certificates, dividend coupons, renewal coupons, interim certificates or other securities that are issued by our company. The right to receive individual share certificates is excluded by our Articles of Association. Our ordinary bearer shares are freely transferable without the prior approval of the Management Board and the Supervisory Board.

Our Business Objectives

The objectives of our business include the participation in domestic and foreign businesses of any kind as well as the acquisition, the holding and the management, in particular as managing shareholder, and the administration of our participation as a holding company for these businesses, in particular the participation in internationally operating banks and financial institutions with a registered seat in Austria and abroad.

In addition, our company may provide advice and deliver management services of any kind to the businesses we are participating in or with whom we are affiliated in any way, to develop and administer projects in Austria and to acquire and dispose of real estate. Furthermore, we may render all services which are directly or

indirectly connected with the objectives of our business, in particular, services in the field of corporate organization, automatic data processing and information technology.

Shareholders' Meetings

The shareholders exercise their rights at shareholders' meetings. An annual shareholders' meeting (sometimes also referred to "annual general meeting" or "AGM") is to be held at least once a year in Vienna where we have our registered office. Our Articles of Association provide for the AGM to be held at the latest seven months after the end of the preceding financial year. For the meeting to be validly held at least 21 days' prior notice must be given. During the first 14 days of this period, shareholders are required to deposit their shares with us, an Austrian notary public or at the head office of an Austrian credit institution.

An extraordinary shareholders' meeting may be convened at any time by the Management Board, the Supervisory Board or, under certain circumstances, by minority shareholders who own at least 5% of the shares. At shareholders' meetings shareholders have the right to ask questions and to submit motions for approval regarding all items on the agenda. In general, the shareholders' meeting passes decisions by a simple majority of the votes cast. For certain issues, the Stock Corporation Act and the Articles of Association may require a higher quorum. The law prohibits the issuance of shares with more than one voting right. See "—Shareholders' Rights" below.

The chairman of the Supervisory Board presides at our shareholders' meetings. If the chairman is not present, one of the deputy chairmen presides. All resolutions at the shareholders' meeting may be passed by a simple majority of votes cast or, in the event that the majority of the share capital present is required, by a simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

Within five months of the end of the financial year, our Management Board is required to prepare financial statements which must be audited. Our shareholders' meeting passes a resolution on the appointment of our independent auditors, based on a recommendation from the Supervisory Board. The Supervisory Board, acting on the basis of the shareholders' resolution, notifies the auditors of their appointment.

Shareholders' Rights

Each of our ordinary shares entitles its holder to one vote at our shareholders' meeting. In general, shareholders may pass resolutions at a shareholders' meeting by a simple majority of the votes cast or, in the event that the majority of the share capital present is required to approve a measure, by simple majority of the share capital present, unless Austrian law requires a qualified majority vote.

As our parent company, RZB will maintain a shareholding exceeding 50% after the Offering, some of the most important shareholder rights, and in particular minority rights, are discussed below.

By law the following measures require a majority of at least 75% (which may not be reduced by our Articles of Association) of the share capital present at a shareholders' meeting:

- change of the business purpose;
- increase of the share capital with a simultaneous exclusion of subscription rights;
- approval of authorized or conditional capital;
- decrease of the share capital;
- exclusion of subscription rights for convertible bonds, bonds, and participation rights;
- dissolution of the company or continuation of a company already dissolved;
- transformation of the company into a company with limited liability (*Gesellschaft mit beschränkter Haftung*);
- approval of a merger or a demerger;
- transfer of all assets of the company; and
- approval of profit pools or agreements on the operation of the business.

A majority of 90% of the entire share capital is required for an upstream merger pursuant to the Austrian Transformation Act (*Umwandlungsgesetz*) or for a demerger disproportionate to shareholdings pursuant to the Austrian Demerger Act (*Spaltungsgesetz*).

A shareholder or a group of shareholders with an aggregate shareholding of at least 20% of the share capital are entitled to object to settlements or waivers of liability claims of the company against members of the Management Board, the Supervisory Board or third parties.

A shareholder or a group of shareholders with an aggregate shareholding of at least 10% of the share capital are entitled to:

- demand special audits of the activities with respect to the establishment of the company and its management if these activities took place within the last two years, and make an application with respect to the appointment of a special auditor by a court, if such request has been rejected by a resolution of the shareholders' meeting;
- veto the appointment of a special auditor and request a court to appoint another special auditor;
- request the adjournment of the shareholders' meeting if certain line items of the annual financial statements are found to be incorrect by the minority shareholders;
- request the appointment of another auditor of our financial statements by the court for cause; and
- request the assertion of damage claims on behalf of the company against members of the Management Board, the Supervisory Board or third parties, if the claim is not obviously unfounded.

A shareholder or a group of shareholders with an aggregate shareholding of at least 5% of the share capital are entitled to:

- request the convocation of a shareholders' meeting or convoke a shareholders' meeting upon judicial authorization, if the Management Board or the Supervisory Board do not comply with the request for a shareholders' meeting;
- request the inclusion of items on the agenda of the shareholders' meeting;
- request the assertion of damage claims of the company against members of the Management Board, the Supervisory Board or third parties, if a special audit report reveals facts which may lead to damage claims against the aforementioned persons;
- apply for the appointment or removal of liquidators for cause;
- apply for an audit of the annual financial statements during liquidation; and
- appeal against a resolution of the shareholders' meeting, if such resolution provides for amortization, accumulated depreciation, reserves and accruals exceeding the limits set by law or the Articles of Association.

Each shareholder is entitled to receive dividends (See "Dividend Policy") and to the assets remaining after the discharge liabilities in the event of dissolution of the company.

Our Management Board

The Management Board of an Austrian stock corporation is appointed by the Supervisory Board for a maximum period of five years although a re-election of a member to the Management Board is permitted. The Management Board may be dismissed by the Supervisory Board for important reasons, such as gross negligence and deliberate breach of duties. The shareholders themselves are in general not entitled to appoint or dismiss the Management Board.

The Management Board has no obligation to obey orders or directives, originating either from the shareholders' meeting or from the Supervisory Board. Certain transactions mentioned in the Stock Corporation Act and the Articles of Association require the prior consent of the Supervisory Board. If such transactions are executed without the consent of the Supervisory Board, the Management Board shall be liable towards the

company. The transactions, however, are valid towards third parties. Furthermore, the Management Board shall report to the Supervisory Board at least annually regarding fundamental questions of future business policy. In addition, the Management Board shall report to the Supervisory Board regularly, at least quarterly, on the progress of the business operation and on the status of the business in comparison to a forecast calculation.

The Stock Corporation Act provides for no minimum or maximum number of members of the Management Board. According to our Articles of Association, our Management Board consists of a minimum of two and a maximum of seven members who are appointed by the Supervisory Board for a maximum term of office of five years. Once the term of office of a member of the Management Board has ended, appointments for further terms of office shall be permissible. Persons who have reached the age of 68 years may not be appointed as members of our Management Board or re-appointed for further terms.

Our Supervisory Board appoints one of the Management Board members as chairman whose vote shall be decisive in the case of parity of votes, and up to two deputy chairmen. The rules of procedure for the Management (*Geschäftsordnung*) are set up by the Supervisory Board. Our company is represented jointly by two members of the Management Board or one member of the Management Board together with a holder of a special statutory power of attorney (*Prokurist*).

In general, the Austrian Stock Corporation Act does not provide a shareholder with any direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached their duties. Apart from insolvency or tort claims, only we as a company have the right to claim damages from the members of either of our Boards. We may waive this right or settle these claims only if five or more years have passed since the alleged breach and if the shareholders approve the waiver or settlement at a shareholders' meeting by a simple majority of the votes cast, and provided that opposing shareholders do not hold, in the aggregate, 5% or more of our share capital and do not have their opposition formally noted in the minutes maintained by an Austrian notary public.

Our Supervisory Board

In general, the Supervisory Board of an Austrian stock corporation may be comprised of a minimum of three and a maximum of 20 members (depending on the share capital). These members of the Supervisory Board are either elected by the shareholders' meeting or appointed by one or more shareholders if they have been granted the right to do so in the Articles of Association. Moreover, employees' representatives (group employees' representatives) are entitled (but not obliged) to appoint to the Supervisory Board one employees' representative for every two shareholders' representatives.

The Supervisory Board supervises the Management Board, but it may not actively engage in the management of a company. Supervision is exercised by the examination of regular reports which must be provided by the Management Board to the Supervisory Board. Furthermore, the Supervisory Board must approve certain transactions prior to their implementation, e.g. the acquisition or disposal of participations, investments above a certain threshold (determined in the articles of association or the rules for the Supervisory Board), and the granting of stock options to members of the Management Board etc.

Our Supervisory Board consists of three (minimum) and 10 (maximum) members who have either been elected by the shareholders' meeting or appointed by shareholders entitled to do so. Our shareholder RZB has the right to appoint up to one-third of the members of the Supervisory Board as long as RZB holds an ownership interest in our company and we or any of our subsidiaries use the name "Raiffeisen" in the company name. In addition to the members elected by the shareholders' meeting or appointed by RZB, Austrian labor law provides the right for the Works Council to delegate members to the Supervisory Board. As we have no Works Council, no members have been delegated to the Supervisory Board.

No member of the Supervisory Board may be elected for a term of office longer than five years; however, re-election shall be permissible. Persons who have reached the age of 70 years may not be elected as members of the Supervisory Board or re-elected for further terms. No person may be elected as a member of the Supervisory Board who already holds more than eight seats in Supervisory Boards of (other) listed companies. The shareholders' meeting may dispense from this requirement to the extent legally permissible. The Supervisory Board elects a chairman and up to three deputy chairmen from its members. Currently, our Supervisory Board consists of six members elected or appointed by the shareholders. See also "Management and Employees—Supervisory Board."

Our Supervisory Board supervises the management of our company. It adopts our by-laws (*Geschäftsordnung*), which shall include those transactions which require the prior approval of the Supervisory Board.

Repurchase of Own Shares

Pursuant to the Stock Corporation Act, Austrian stock corporations may not purchase their own shares, subject to certain limited exceptions. We may purchase our own shares only in the following limited circumstances:

- upon approval of our shareholders' meeting, for a period not exceeding 18 months and limited to a total of 10% of the share capital, if the shares are listed on a regulated market (such as the Official Market of the Vienna Stock Exchange), or if the shares are intended to be offered to our employees or employees of certain affiliated companies, or for the purpose of trading in our own shares (the trading portfolio must not exceed 5% of our share capital on any close of day; the resolution must determine a minimum and a maximum consideration);
- in case the shares are acquired without payment of consideration or when acting as agent on a commission basis;
- to prevent substantial, immediately impending damage to our company (subject to the limitation of a total of 10% of the share capital);
- by way of universal succession (i.e., succession by merger);
- for the purpose of indemnifying minority shareholders; and
- as part of a redemption of shares in accordance with the rules for capital decreases approved by our shareholders' meeting.

Compulsory Public Takeover Offers

According to our Articles of Association, the general rule of the Austrian Takeover Act which allows the offer price to be up to 15% below the highest price paid for our Shares by the offer or during the preceding 12 months before the offer is made shall not apply to our Shares. See also "Regulation of Austrian Securities Markets—The Austrian Takeover Act."

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*).

AUSTRIAN CORPORATE GOVERNANCE CODE

The Austrian Code of Corporate Governance (the "Code") was published by the Austrian Working Group on Corporate Governance in October 2002. The Code creates a framework for the management and control of companies that provides accountability and sustainable, long-term value.

The Code is based on statutory provisions of Austrian corporate law, securities law and capital markets law. In addition, the Code contains rules considered to be a part of common international practice, such as the principles set out in the OECD Principles of Corporate Governance. Non-compliance with some of these rules must be explained to the shareholders' meeting, but the Code also contains rules that are purely voluntary and do not require explanation in the case of deviations. Overall, successful implementation of the Code depends on self-regulation by companies.

The Austrian Code of Corporate Governance has been amended in February 2005 in order to reflect the changes in the Stock Exchange Act and the Commercial Code.

Our Management Board and Supervisory Board have approved a general commitment to the Code, but the Code has not yet been implemented. In the future, we will publish a report once a year regarding compliance with the Code that will include explanations of deviations from the Code. These reports will be published in the annual report and available on our website.

General

The Austrian securities markets are regulated by a number of acts and laws. However, the most important are the Austrian Stock Exchange Act (*Börsegesetz*) and the Capital Market Act (*Kapitalmarktgesetz*) as well as a number of regulations, such as the Issuers Compliance Regulation (*Emittenten-Compliance-Verordnung*) and the Publication Directive (*Veröffentlichungs-Verordnung*), regulating the publication of reports on the granting of stock options. In addition, the Austrian Takeover Act (*Übernahmegesetz*) and respective regulations are to be applied to the takeover of shares of listed companies.

Only certain, significant issues of Austrian Securities Markets Regulation will be discussed below.

Ad Hoc Publicity

Under the Austrian Stock Exchange Act, we will be required to publish, without delay (*unverzüglich*), any detailed information not known to the public which concerns us directly or indirectly, and which would, if it were publicly known, substantially influence the price of our Shares. We will be required to communicate any such information to our investors in Austria and to post such information on our company website. We may delay publication of relevant information in order to prevent harm to us if we have a legitimate interest in not disclosing the information, but only if investors would not be misled or suffer any damages as a result of not disclosing the information. We have to inform the FMA, if we decide to delay relevant information. Prior to publishing relevant information, we will be required to communicate the information to the FMA and the Vienna Stock Exchange.

Changes in Major Shareholdings

If natural persons or legal entities, directly or indirectly, acquire or sell shares in a stock corporation whose registered office is in Austria and whose stock is quoted on the Official Market or Semi-Official Market of the Vienna Stock Exchange, then these entities are obliged to notify the FMA and the Vienna Stock Exchange as well as the company within seven calendar days of the acquisition or disposal of a major shareholding. Such an event is deemed to exist if, as a consequence of the acquisition or disposal, the proportion of the voting rights held reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 75% or 90%. The seven calendar days begin to run when the shareholder of a major shareholding gains, or should have gained, knowledge of the acquisition or sale.

The company is obliged to publish any such event in the Official Gazette of the Wiener Zeitung (*Amtsblatt zur Wiener Zeitung*) within nine days of being notified thereof. Furthermore, persons discharging managerial responsibilities with regard to an issuer and, where applicable, persons closely associated with them, must publish without delay or notify the FMA of the existence of any transactions conducted on their own account relating to shares of the issuer, or to derivatives or other financial instruments linked to them if the aggregated value of such transaction exceeds € 5,000 per calendar year. For purposes of calculating this threshold, the value of all such transactions during a calendar year are aggregated.

Any relevant information on changes in the shareholding structure has to be published without delay.

Insider Rules

Austrian law prohibits the abuse of insider information committed on Austrian territory or by Austrian citizens abroad. The provisions on insider information have been subject to a major amendment, implementing the provisions of the European Directive 2003/6/EC of the European Parliament and the Council of January 28, 2003 on insider dealing and market manipulation (market abuse) which became effective January 1, 2005 (Federal Law Gazette No 127/2004).

Market abuse consists of insider dealing and market manipulation.

Insider information is defined as detailed information not known to the public which concerns directly or indirectly one or more issuers of financial instruments, or one or more financial instruments, and which would,

if it were publicly known, substantially influence the quoted value of such financial instruments or of derivatives linked to them. In other words, a reasonable investor would likely use such information as the basis for his investment decision.

An insider is any person who has access to inside information either due to his position as a member of the administrative, managing or supervisory body of an issuer or due to his profession, occupation, responsibilities or shareholding. In addition, an insider is also any person who gains access to inside information by way of a criminal offence.

Any insider who uses inside information with the intent to gain a pecuniary advantage for himself or a third party by buying or selling financial instruments or by offering or recommending such instruments to third parties, or who provides access to such information to third parties without being required to do so, is subject to a criminal penalty of up to three years' imprisonment. If the financial advantage achieved exceeds € 50,000, the penalty is between six months and five years' imprisonment. If this criminal offence is performed by a person who is not an insider, but has information which has been made available to him, he shall be subject to a criminal penalty of up to one year's imprisonment. If the financial advantage achieved exceeds € 50,000, the penalty shall be up to three years' imprisonment.

Market manipulation describes transactions or trade orders which give, or are likely to give, false or misleading signals as to the supply of, demand for, or price of, financial instruments, or which secure, by a person, or persons acting in collaboration, the price of one or several financial instruments at an abnormal or artificial level, unless the person who entered into the transactions or issued the trade orders has legitimate reasons for doing so and these transactions or trade orders conform to accepted market practices on the regulated market concerned. Furthermore, market manipulation also means transactions or trade orders which employ fictitious devices or any other form of deception or contrivance. Finally, market manipulation includes dissemination of information through the media, including the internet, or by any other means, which gives, or is likely to give, false or misleading signals as to financial instruments, including the dissemination of rumors and false or misleading news, where the person who made the dissemination knew, or ought to have known, that the information was false or misleading.

Market manipulation is subject to an administrative fine of up to € 35,000 which may be imposed by the FMA.

Pursuant to the Austrian Stock Exchange Act, every issuer is obliged to inform its employees and other persons providing services to the issuer about the prohibition on the misuse of inside information, to issue internal directives for the communication of information within the company and to monitor compliance. Furthermore, issuers are obliged to take organizational measures to prevent the abuse of inside information or its disclosure to third parties. The Issuers' Compliance Regulation, which regulates the measures to be taken by issuers in further detail (e.g. black-out periods) and according to which any issuer whose securities are admitted to listing on the Official Market or the Semi-Official Market must issue a compliance directive (*Compliance-Richtlinie*). These compliance directives must be submitted to the FMA.

The Austrian Takeover Act

The Austrian Takeover Act applies to all public offers for the shares of Austrian companies listed on the Vienna Stock Exchange. When the given threshold is exceeded, a takeover offer must be made in accordance with the rules of the Takeover Act. The Austrian Takeover Act provides for both voluntary offers and compulsory offers.

An offer must take the form of a compulsory offer when a shareholder or a group of shareholders or any third person or persons acting in concert have gained a direct or indirect controlling interest over a listed company. According to the First Regulation by the Takeover Commission under the Takeover Act, a direct or indirect controlling interest exists in the case of:

- ownership of the majority of the target company's voting rights;
- the right to appoint or dismiss the majority of the members of the management board or supervisory board; or
- the ability to exert a controlling influence over the business of the target company.

Furthermore, a controlling interest is presumed to exist in the event of the acquisition of:

- 30% of the voting rights of a company; or
- between 20% and 30% of the voting rights of a company, if this amount would have comprised a majority of the votes present at the last three consecutive ordinary shareholders' meetings.

In addition, a bidder with a controlling interest but without a majority of voting rights is required to make a mandatory offer each time it acquires a further 2% or more of the target's voting stock within a period of 12 months.

The offer price for a compulsory offer must be at least equal to the average stock price during the last six months and must be at least equal to the highest share price paid or agreed to be paid by the bidder during the last 12 months, reduced by a discount of 15%.

The Takeover Act requires that the bidder prepare offer documents to be examined by an independent expert, either a qualified auditor or a bank, before being filed with the Takeover Commission and the target company. The management of the target company must issue a statement on the offer which is also subject to a mandatory examination by an independent expert. Any higher bids or other competitive bids must follow the same rules. From the time a bidder publicizes its intention to submit a public offer, a target company may not generally undertake measures to jeopardize the offer. The bidder must refrain from selling any shares in the target company. The violation of any material legal provisions may result in the suspension of voting rights and fines imposed by the Takeover Commission.

CERTAIN AUSTRIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain tax consequences of the acquisition, ownership and disposition of the Shares based on the tax laws of Austria and the United States in effect on the date of this Offering Memorandum. Tax consequences are subject to changes in Austrian or U.S. law, including changes that could have a retroactive effect. This is not a complete analysis of the potential tax effects relevant to a decision to invest in the Shares. Nor does the following summary take into account or discuss the tax laws of any jurisdiction other than Austria and the United States. It also does not take into account investors' individual circumstances. Investors are advised to consult their tax advisors as to Austrian, U.S. or other tax consequences of the acquisition, ownership and disposition of the Shares. Tax consequences may differ according to the provisions of different double taxation treaties and the investor's particular circumstances.

Austrian Taxation

Income Tax and Corporate Income Tax

Taxation of Dividends

Dividends distributed by an Austrian corporation, such as the company to its shareholders are subject to a withholding tax (*Kapitalertragsteuer*), levied at a rate of 25%.

For individuals resident in Austria (*unbeschränkt steuerpflichtige natürliche Personen*) this 25% withholding tax is a final tax (*Endbesteuerung*), i.e. no tax is levied over and above the amount withheld. Furthermore, the dividends do not have to be included in the shareholder's income tax return. However, if the dividends are included in the shareholder's income tax return, they are taxed at a rate equal to one-half of the shareholder's average income tax rate, the tax withheld being credited against the income tax assessed. Expenses incurred by the shareholder in connection with the shares (including interest expenses) may not be deducted for tax purposes.

For corporations resident in Austria (*unbeschränkt steuerpflichtige Körperschaften*) dividends derived from a participation in an Austrian corporation are exempt. The tax withheld is credited against the corporate income tax assessed. No withholding obligation exists in the case of a direct participation of at least 25% of the share capital. Interest expenses incurred by the shareholder in connection with the shares may be deducted for tax purposes.

For individuals and corporations not resident in Austria (*beschränkt steuerpflichtige natürliche Personen und Körperschaften*) the 25% withholding tax is a final tax, subject, however, to applicable double taxation treaties. Austria has concluded such treaties with more than 60 countries. Many of these treaties, including the treaty with the United States, provide, so long as the shares are not attributable to an Austrian permanent establishment (*Betriebsstätte*), for maximum taxation in Austria at a rate of 15%, in which case any balance will be refunded by the Austrian tax authorities upon request. In order to obtain a reduced rate under an applicable tax treaty (including the treaty with the United States), a shareholder not resident in Austria will generally have to provide a certificate of residence issued by the tax authorities of the shareholder's country of residence. Claims for refund of the Austrian withholding tax can be made by using the form ZS RD 1 (German) or ZS RE 1 (English). The application form may be obtained from the Austrian Ministry of Finance (http://www.bmf.gv.at/service/formulare/steuern/detail.htm?FTYP=zws). Finally, under the Austrian provisions implementing the EC Parent/Subsidiary-Directive (90/435/EEC), there is a complete exemption from withholding for dividends paid to qualifying EC corporations which have held an ownership interest in the Austrian corporation of at least 10% for one year or more.

Taxation of Capital Gains

For individuals resident in Austria holding shares in an Austrian corporation as non-business assets (*Privatvermögen*), capital gains realized upon the sale of those shares are treated as follows:

If the shares are sold within 12 months after purchase, capital gains are taxable at the applicable progressive income tax rate.

If the shares are sold more than 12 months after purchase, capital gains are not subject to tax, unless the shareholder has, at any point in time during the last five years, held a participation of at least 1% in the corporation. In this case, the capital gains are taxed at one-half of the average income tax rate of the shareholder.

For individuals resident in Austria holding shares in an Austrian corporation as business assets (*Betriebsvermögen*), capital gains realized upon the sale of those shares within 12 months after purchase are taxable under the progressive income tax rate. If, however, the shares are sold more than 12 months after purchase, the capital gains are taxed at one-half of the average income tax rate of the shareholder.

For corporations resident in Austria, capital gains realized upon the sale of shares in an Austrian corporation are taxed at the normal corporate income tax rate of 25%.

For individuals and corporations not resident in Austria, capital gains realized upon the sale of shares in an Austrian corporation are only taxable if the shareholder has, at any time during the five years prior to the sale, held a participation of at least 1% in the corporation. However, in the event that the shares are not attributable to an Austrian permanent establishment, most Austrian tax treaties, including the treaty with the United States, provide for exemption of these capital gains.

Inheritance and Gift Tax

Austrian inheritance and gift tax is levied on inheritances and gifts pursuant to the Austrian Inheritance and Gift Tax Act (*Erbschafts- und Schenkungssteuergesetz*). The tax rate varies from 2% to 60%, depending upon the value of the assets transferred and the relationship of the deceased to the heir or the donor to the donee. The tax basis is generally the fair market value of the assets transferred. A tax exemption exists for the inheritance of shares in an Austrian corporation, where the deceased's shareholding in the corporation amount to less than 1%.

Individuals and corporations not resident in Austria transferring shares after death or while alive are not subject to Austrian inheritance or gift tax, provided that the deceased/donor and heir/donee are not Austrians within the meaning of the Austrian Inheritance and Gift Tax Act and the deceased/donor did not hold the shares as a business asset.

Capital Contribution Tax

The issuance of new shares by an Austrian corporation as defined in the Austrian Capital Transactions Tax Act (*Kapitalverkehrsteuergesetz*) is subject to Capital Contribution Tax (*Gesellschaftsteuer*) amounting to 1% of the consideration. Such tax is collected from the company issuing the new shares.

United States Taxation

The following summary describes certain U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Shares. This summary addresses only U.S. federal income tax considerations of U.S. Holders (as defined below) that will hold the Shares as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to an investment decision regarding Shares. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following: (a) certain financial institutions; (b) insurance companies; (c) dealers or traders in securities or currencies; (d) tax-exempt entities; (e) persons that will hold Shares as part of a "hedging" or "conversion" transaction or as a position in a "straddle" or as part of a "synthetic security" or other integrated transaction for U.S. federal income tax purposes; (f) persons that have a "functional currency" other than the U.S. dollar; (g) persons that own (or are deemed to own) 10% or more (by voting power) of our share capital; (h) regulated investment companies; (i) real estate investment trusts; and (j) S corporations. Further, this summary does not address alternative minimum tax consequences.

This summary is based on the Internal Revenue Code of 1986, as amended, final and proposed U.S. Treasury regulations and judicial and administrative interpretations thereof, and the Convention Between the Republic of Austria and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the "Treaty"), in each case as in effect and available on the date of this Offering Memorandum. Each of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.

Each prospective investor should consult its own tax advisor with respect to the U.S. federal, state, local and other tax consequences of acquiring, owning and disposing of Shares. U.S. Holders should also review the discussion under the section headed "Austrian Taxation."

For purposes of this summary a "U.S. Holder" is a beneficial owner of Shares that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States; (b) a corporation, created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (c) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. If a partnership holds Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding Shares should consult its own tax advisor.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations", the gross amount of any distribution (including any amounts withheld in respect of Austrian taxes), other than certain pro rata distributions of common shares or rights to acquire common shares, that is actually or constructively received by a U.S. Holder with respect to Shares will be a dividend to the extent that it is paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles) that is includible in the gross income of such U.S. Holder as ordinary income. We do not, and have no intention to, keep records of earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes. Dividends paid on Shares generally will constitute income from sources outside the United States and will not be eligible for the "dividends-received" deduction. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution.

Certain dividends received by certain non-corporate U.S. Holders will be subject to a maximum income tax rate of 15%. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" in taxable years beginning before January 1, 2009. We expect to be considered a qualified corporation. Accordingly, subject to the discussion below under "Passive Foreign Investment Company Considerations", dividends paid by us will, subject to various limitations, be eligible for the reduced income tax rate for certain non-corporate U.S. Holders. The amount of qualified dividend income, if any, paid by us to a U.S. Holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of such dividend.

The gross amount of any dividend paid in euros will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the euros calculated by reference to the exchange rate in effect on the date the euros are received by the U.S. Holder, regardless of whether the euros are converted into U.S. dollars. If the euros are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the euros received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the euros equal to their U.S. dollar value on the date of receipt. Any foreign currency gain or loss on a subsequent conversion or other disposition of the euros will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

A *pro rata* distribution of additional shares to U.S. Holders with respect to their Shares that is made to all shareholders generally will not be subject to U.S. federal income tax unless shareholders can elect that the distribution be payable in either additional shares or cash.

For purposes of calculating the foreign tax credit, dividends paid on Shares will be treated as income from sources outside the United States. In certain circumstances, a U.S. Holder that (i) has held the Shares for less than a specified minimum period during which it is not protected from the risk of loss or (ii) is obligated to make payments related to the dividends, will not be allowed a foreign tax credit for foreign withholding taxes imposed on dividends paid on Shares. Austrian taxes withheld at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder's U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending on the U.S. Holder's circumstances. Austrian taxes withheld in excess of the rate provided in the Treaty for which a refund is available are not eligible for credit against a U.S. Holder's U.S. federal income tax liability. See "Austrian Taxation-Taxation of Dividends" for a discussion of how a U.S. Holder may obtain the Treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct otherwise creditable Austrian taxes in computing the U.S. Holder's U.S. federal taxable income, subject to generally applicable limitations under U.S. tax law. **The rules relating to foreign tax credits and the timing thereof are complex. U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular circumstances.**

Sale, Exchange or Other Disposition

Subject to the discussion below under "Passive Foreign Investment Company Considerations", a U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale, exchange or other disposition and the U.S. Holder's tax basis in such Shares. Such gain or loss will be a capital gain or loss and will be long-term capital gain (taxable at a reduced rate for individuals, trusts and estates) if the Shares were held for more than one year. Any such gain or loss would generally be treated as from sources within the United States. The deductibility of capital losses is subject to significant limitations.

As discussed above under "Austrian Taxation-Taxation of Capital Gains", gains realized on the disposition of a Share by a U.S. Holder may be subject to Austrian tax if the U.S. Holder is not eligible for an exemption under the Treaty and has held at least 1% of our share capital in the five years preceding the disposal. U.S. Holders are advised to consult their own tax advisors with respect to their ability to credit any such Austrian tax against their U.S. federal income tax liability.

A U.S. Holder that receives euros on the sale, exchange or other disposition of Shares will realize an amount equal to the U.S. dollar value of the euros on the date of disposition (or in the case of cash basis and electing accrual basis U.S. Holders, the U.S. dollar value of the euros on the settlement date). If a U.S. Holder receives euros upon a sale, exchange or other disposition of Shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such euros will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such euros are converted into U.S. dollars on the date received by the U.S. Holder, a cash basis or electing accrual basis U.S. Holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company Considerations

Based upon certain proposed Treasury regulations that apply to foreign banks, which are not yet in effect but are proposed to become retroactively effective for taxable years beginning after December 31, 1994 or, for electing taxpayers, for taxable years beginning after December 31, 1986, we believe that we are not, and we do not expect to become in the foreseeable future, a passive foreign investment company (a "PFIC"), for U.S. federal income tax purposes. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were a PFIC in any year, special, possibly materially adverse, tax consequences could apply to U.S. Holders.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either: (a) at least 75% of its gross income is "passive income", or (b) on average at least 50% of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of "passive income." Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from certain commodities and securities transactions. However, income earned in the active conduct of a banking business generally is not passive income under the proposed Treasury regulations described above. In determining whether it is a PFIC, a foreign corporation is required to

take into account a *pro rata* portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

If we are regarded as a PFIC in any year during which a U.S. Holder owns Shares, the U.S. Holder will be subject to additional taxes on any excess distributions received from us (or excess distributions by any of our direct or indirect subsidiaries that are also PFICs) and any gain realized from the sale, exchange or other disposition of Shares (or gain realized from the sale, exchange or other disposition of stock in a direct or indirect subsidiary of ours that is also a PFIC) (whether or not we continue to be a PFIC). A U.S. Holder receives an excess distribution to the extent that distributions on Shares during a taxable year exceed 125% of the average amount received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period). To compute the tax on the excess distributions or any gain: (a) the excess distribution or the gain is allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any year before we became a PFIC is taxed as ordinary income in the current year, and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

Some of the rules with respect to distributions and dispositions described above may be avoided if a U.S. Holder makes a valid "mark-to-market" election. In such a case, subject to certain limitations, the U.S. Holder would essentially be required to take into account the difference, if any, between the fair market value and the adjusted tax basis of its Shares at the end of a taxable year as ordinary income (or, to the extent of previously included gains, ordinary loss), in calculating its income for such year. In addition, gains from an actual sale, exchange or other disposition of Shares will be treated as ordinary income, and any losses will be treated as ordinary losses, to the extent of any "mark-to-market" gains for prior years. A "mark-to-market" election is only available to U.S. Holders in any tax year that the PFIC stock is considered "regularly traded" on a "qualified exchange" within the meaning of applicable U.S. Treasury regulations. PFIC stock is "regularly traded" if, among other requirements, it is traded in other than *de minimis* quantities on at least 15 days during each calendar quarter. The Vienna Stock Exchange may constitute a qualified exchange if it meets certain trading, listing, financial disclosure and other requirements set forth in the U.S. Treasury regulations. Investors should consult their own tax advisors as to whether the Shares would qualify for the mark-to-market election. Once made, such election cannot be revoked without the consent of the U.S. Internal Revenue Service unless the shares cease to be marketable.

Some of the above rules may also be avoided if a U.S. Holder is eligible for, and timely makes, a valid "QEF election" (in which case the U.S. Holder generally would be required to include in income on a current basis its *pro rata* share of the ordinary income and net capital gains of the PFIC). In order to be able to make the QEF election, we would be required to provide a U.S. Holder with certain information. We do not at present intend to provide the required information.

If we are regarded as a PFIC, each U.S. Holder of Shares must make an annual return on U.S. Internal Revenue Service Form 8621, reporting distributions received and gains realized with respect to each PFIC in which it holds a direct or indirect interest. The reduced tax rate for dividend income received by certain non-corporate U.S. Holders, as discussed above under "Distributions", is not applicable to dividends paid by a PFIC.

Prospective purchasers are urged to consult their own tax advisors regarding whether an investment in Shares will be treated as an investment in PFIC stock and the consequences of an investment in a PFIC.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments to U.S. Holders of dividends on Shares and to the proceeds of a sale, exchange or other disposition of Shares. We, our agent, a broker, or any paying agent, as the case may be, may be required to withhold tax from any payment that is subject to backup withholding at a rate of 28% (which rate may be subject to change in the future) of such payment if the U.S. Holder fails (a) to furnish the U.S. Holder's taxpayer identification number, (b) to certify that such U.S. Holder is not subject to backup withholding or (c) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the U.S. Internal Revenue Service.

EXCHANGE CONTROL REGULATION

The Austrian National Bank is in charge of foreign exchange control. The current exchange control regulations of the Austrian National Bank relating to securities permit all foreign exchange transactions covered by the regulations of the Austrian Foreign Exchange Act (*Devisengesetz*) if certain reporting requirements, primarily serving statistical purposes, are fulfilled. Banks, financial institutions and non-banks are required to comply with these reporting requirements which, in particular, relate to existing banking connections with non-residents, including clearing accounts, the maintenance of deposit accounts abroad and credit/loan accounts for and with non-residents, and to transaction volumes exceeding certain thresholds. Upon establishing a business relationship, Austrian banks and financial institutions must establish the residential status of their customer. Austria has implemented relevant United Nations and EU embargoes.

Overview

The Vienna Stock Exchange (*Wiener Börse*) is managed and operated by "Wiener Börse AG", an independent stock corporation with a special license under the Austrian Stock Exchange Act 1989, as amended. Members of the Vienna Stock Exchange include banks, foreign investment firms and foreign local firms. According to the Austrian Stock Exchange Act 1989 (*Börsegesetz*), as amended, the Austrian securities market consists of two statutory markets for listing purposes: the first tier market (the "Official Market"), on which our Shares are listed and the second tier market (the "Semi-Official Market"). The Official Market and the Semi-Official Market have been registered as "regulated markets" pursuant to the Investment Services Directive (Council Directive 93/22/EEC). In December 2004, the U.S. Securities Exchange Commission (SEC) granted the Vienna Stock Exchange the status of "Designated Offshore Securities Market" in accordance with the Securities Act.

Securities may be listed on the Vienna Stock Exchange if they meet the statutory criteria. In order to be traded in a specific market segment, certain non-statutory criteria must be met by the securities in addition to the statutory listing criteria. The equity market (first and second tier markets) is divided into the "Prime Market", "Standard Market Continuous" and "Standard Market Auction." Within the Prime Market, only specific shares are contained in the Austrian Traded Index. The Prime Market, where our Shares are admitted for trading, represents the highest ranking market segment of the Vienna Stock Exchange and is comprised of shares of stock corporations that agree to fulfill more stringent reporting, quality and disclosure requirements. The Standard Market Continuous and Standard Market Auction Segments contain all stocks admitted to listing on the Official Market or Semi-Official Market that fail to meet the criteria for the Prime Market. Shares listed on the Standard Market Continuous are traded continuously, whereas shares listed on the Standard Market Auction are traded only once a day.

Information on the Vienna Stock Exchange as well as on a range of services, such as quotations and ad hoc information about the companies listed on the Vienna Stock Exchange is available on the Internet at http://www.wienerborse.at.

Trading and Settlement

Shares and other equity securities listed on the Vienna Stock Exchange are quoted in euro per share. Officially listed shares are traded on the Vienna Stock Exchange and OTC (over-the-counter). Nearly half of all trades are OTC trades. Securities traded on the Vienna Stock Exchange are sometimes regarded as less liquid and more volatile than securities traded on other stock exchanges.

The settlement of the transactions concluded on the stock exchange takes place outside the stock exchange. Exchange transactions (spot and forward markets) are settled through CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH. These transactions are carried out T+3 on a DvP (delivery vs. payment) basis, with OeKB acting on behalf of CCP Austria Abwicklungsstelle für Börsegeschäfte GmbH as the central custodian and settlement bank. In case of non-delivery, the transaction will be performed T+14 by a settlement in cash, with the defaulting counter-party having to pay a penalty to the purchaser(s). Settlement terms of OTC transactions depend on party agreement.

In 1999, the Vienna Stock Exchange introduced the trading system XETRA® (Exchange Electronic Trading). XETRA® is the electronic trading system of the Frankfurt Stock Exchange and aims to facilitate cross-border trading. On the basis of the XETRA® trading platform, all participants have equal access to the trading facilities regardless of their location. Clearing and settlement is integrated into XETRA® and transaction costs are reduced.

A quotation can be suspended by the Vienna Stock Exchange if orderly stock exchange trading is temporarily endangered or if a suspension is necessary in order to protect the public interest.

Trading Volume

The aggregate annual volume on the cash market in 2004 doubled from 2003 to € 39.55 billion. As of December 31, 2004, a total of 97 companies were listed on the Official and Semi-Official Markets, the two most important markets of the Vienna Stock Exchange. Of these companies, the vast majority were Austrian. As of December 30, 2004, the market capitalization of all domestic companies listed on the Vienna Stock Exchange amounted to € 63.22 billion (Source: Vienna Stock Exchange).

The Austrian Traded Index and the ATX Prime

The Austrian Traded Index ("ATX") tracks the price trends of the most actively traded and highly capitalized stocks on the prime market, calculated on a real-time basis by the Vienna Stock Exchange. The "ATX Prime" index follows a redesigned concept that reflects the 2002 market segmentation and that contains all stocks presently listed on the Prime Market Segment. Based on anticipated market capitalization, free float and other relevant criteria we expect that our Shares will be included in the ATX and the ATX Prime during 2005.

Notification Requirements

Stock corporations officially listed on the Vienna Stock Exchange are governed by the notification provisions of the Stock Exchange Act. These notification provisions are described in detail in the chapter "Regulation of Austrian Securities Markets."

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions contained in an underwriting agreement entered into on April 21, 2005 (the "Underwriting Agreement"), Merrill Lynch International and Raiffeisen Centrobank AG ("the Managers") have severally agreed to purchase, and we, RZB and the other Selling Shareholders have agreed to sell to them, Offer Shares up to the number set forth opposite their names in the table below.

Name	Number of Shares
Merrill Lynch International	20,562,000
Raiffeisen Centrobank AG	13,708,000
Total	**34,270,000**

Pursuant to the Underwriting Agreement, we have granted to the Managers an option exercisable by Merrill Lynch International on behalf of the Managers within 30 days of the date of the Underwriting Agreement to purchase up to 4,470,000 additional new Shares to cover over-allotments.

The Managers propose to resell the Offer Shares initially at the Offer Price by way of (i) a public offering in the Republic of Austria (the "Austrian Offering"), (ii) a private placement in the United States of America (the "United States" or "U.S.") to qualified institutional buyers ("QIBs") in reliance on Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and (iii) a private placement outside the Republic of Austria and the United States of America to selected institutional investors in reliance on Regulation S under the Securities Act (the offerings referred to in (ii) and (iii) together, the "International Offering" and together with Austrian Offering, the "Offering"). See also "Transfer and Selling Restrictions" below.

Prior to the Offering there has been no public market in the Shares and no assurances can be given that an active trading market will develop or that the Shares will trade above the Offer Price.

We, RZB and the other Selling Shareholders have agreed to pay to the Managers a commission of 2.00% of the respective gross proceeds from the Offering. In addition, we, RZB and the other Selling Shareholders may, in our discretion, pay to the Managers an incentive fee of up to 0.50% of the respective gross proceeds from the Offering as well as an additional performance fee for outstanding achievement. We have also agreed to reimburse certain costs incurred by the Managers in connection with the Offering.

As more fully set out in the Underwriting Agreement, we, RZB and the other Selling Shareholders have agreed to indemnify the Managers against certain liabilities in connection with the Offering, including liabilities under applicable securities laws. RZB and the other Selling Shareholders have provided the Managers with customary representations and warranties in relation to their title of the Shares. The Underwriting Agreement provides that the obligations of the Managers are subject to certain conditions precedent, including the absence of any material adverse change in our financial condition or business affairs. The Managers will be entitled to terminate the Underwriting Agreement in certain circumstances on or prior to the closing of the Offering. Since the closing of the Offering will take place after the commencement of trading in our Shares on the Vienna Stock Exchange, a termination of the Underwriting Agreement may result in the cancellation of any trades in our shares effected prior to such termination.

Both we, RZB and the other Selling Shareholders have agreed with the Managers in the Underwriting Agreement that, prior to 180 days after the date of the Underwriting Agreement, neither it nor any of its subsidiaries will, without the prior consent of the Managers, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction is to be settled by delivery of Shares or such other securities, in cash or otherwise, or publicly announce any intention to do any of the foregoing. The lock-up does not apply to entities holding a banking license which carry out such transactions in their ordinary course of business and to certain transactions conducted by EBRD and IFC.

In addition to the Offer Price, purchasers of the Offer Shares may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase.

Until 40 days after the commencement of the Offering, an offer or sale of Shares within the United States by a dealer, whether or not participating in the Offering, may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Stabilization

In connection with the Offering, Merrill Lynch International or an agent or affiliate of Merrill Lynch International will act as stabilization manager (in such capacity, the "Stabilization Manager") and may over-allot or effect transactions aimed at supporting the market price of our Shares (stabilization). The Stabilization Manager is under no obligation to engage in any stabilization and, accordingly, there is no assurance that stabilization will be undertaken. If stabilization is undertaken, it may be discontinued at any time without prior notice.

Stabilization may be carried out as from the date of commencement of trading in the Shares on the Vienna Stock Exchange. The stabilization period will end no later than 30 calendar days after the date of commencement of trading.

Within one week after the end of the stabilization period, the following information will be published in the *Amtsblatt zur Wiener Zeitung*: whether or not stabilization was undertaken, the date at which stabilization started, the date at which stabilization last occurred and the price range within which stabilization was carried out, for each of the dates during which stabilization transactions were carried out.

As a result of such stabilization, the market price of our Shares may be higher than it would otherwise prevail in the market. Stabilization may also result in a market price at a level that is not sustainable in the long term.

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer for, or exercise, resale, pledge or other transfer of the Offer Shares.

No actions have been taken to register or qualify the Offer Shares offered hereby or otherwise permit a public offering of the Offer Shares offered hereby in any jurisdiction other than Austria. The Offer Shares are being offered in the United States on a private placement basis to QIBs within the meaning of Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act and outside the United States pursuant to Regulation S under the Securities Act. The Offer Shares offered hereby have not been, and will not be, registered under the Securities Act and may not be offered, sold or resold in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act. Accordingly the Offer Shares in the Offering are being offered and sold:

- in the United States only to qualified institutional buyers within the meaning of Rule 144A under the Securities Act ("QIBs"); and
- outside the United States in accordance with Regulation S under the Securities Act.

Investors may not purchase Offer Shares in the private placements in the United States unless they are QIBs.

Investors' Representations and Restrictions on Resale

Outside the United States

Each purchaser of Offer Shares outside the United States will be deemed to have represented and agreed that it has received a copy of the Offering Memorandum and that:

- the purchaser acknowledges that the Offer Shares have not been, and will not be, registered under the Securities Act or with any securities regulatory authority of any state of the United States and are subject to significant restrictions on exercise and transfer;
- the purchaser is, and the person, if any, for whose account or benefit the purchaser is acquiring the Offer Shares is, outside the United States at the time the buy order for the Offer Shares is originated and continues to be located outside the United States, and the person, if any, for whose account or benefit the purchaser is acquiring the Offer Shares reasonably believes that the purchaser is outside the United States, and neither the purchaser nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States;
- the purchaser is aware of the restrictions on the offer, exercise and sale of the Offer Shares pursuant to Regulation S described in the Offering Memorandum; and
- any offer, exercise, sale, pledge or other transfer of the Offer Shares made other than in compliance with the above-stated restrictions will not be recognized by us.

Within the United States

Each purchaser of Offer Shares in the Offerings within the United States in reliance on Rule 144A will be deemed to have represented and agreed as follows:

(1) such person is, and at the time of such purchase will be, a QIB within the meaning of Rule 144A;

(2) such person understands and acknowledges that the Offer Shares have not been, and will not be, registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States, other than in accordance with paragraph 4 below;

(3) such person is purchasing Offer Shares, as the case may be, (i) for its own account, or (ii) for the account of one or more other QIBs for which it is acting as a duly authorized fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgements, representations and agreements in an investment letter with respect to each such

account (in which case it makes such acknowledgements, representations and agreements on behalf of such QIBs as well), in each case for investment and not with a view to any resale or distribution of any Offer Shares;

(4) such person understands and agrees that offers and sales of the Offer Shares are being made in the United States only to QIBs pursuant to and in reliance on Rule 144A, and that if in the future it or any such other QIB for which it is acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decides to offer, sell, deliver, hypothecate or otherwise transfer any Offer Shares, it, and any such other QIB or fiduciary or agent will do so only (a) (i) pursuant to an effective registration statement under the Securities Act, (ii) to a person whom the holder and any person acting on its behalf reasonably believes is a QIB purchasing for its account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (iii) outside the United States in an "offshore transaction" in accordance with Rule 903 or Rule 904 of Regulation S (and not in a pre-arranged transaction resulting in the resale of such Offer Shares into the United States) or (iv) pursuant to an exemption from registration under the Securities Act pursuant to Rule 144 thereunder, if available, and (b) in accordance with any applicable securities laws of any state or territory of the United States and of any other jurisdiction. Such person understands that no representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for the resale of the Offer Shares;

(5) such person understands that for so long as Offer Shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, no such Offer Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such Offer Shares will not settle or trade through the facilities of DTC or any other U.S. clearing system;

(6) such person has received a copy of the Offering Memorandum and has had access to such financial and other information concerning Raiffeisen International as it has deemed necessary in connection with making its own investment decision to purchase the Offer Shares. Such person has made its own independent investigation and appraisal of, without limitation, the business, financial condition, prospects, creditworthiness, status and affairs of Raiffeisen International and the Offer Shares. It understands that there may be certain consequences under U.S. and other tax laws resulting from an investment in the Offer Shares and it has made such investigation and has consulted such tax and other advisors with respect thereto as it deems appropriate. Such person acknowledges that neither Raiffeisen International nor the Managers named herein nor any person representing Raiffeisen International or the Managers has made any representation, express or implied, to it with respect to Raiffeisen International or offering or sale of any Offer Shares other than as set forth in an investment letter or in the Offering Memorandum in respect of the Offering which has been delivered to such person, and upon which it is relying solely in making its investment decision with respect to the Offer Shares. It has held and will hold any offering materials, including the Offering Memorandum, it receives directly or indirectly from Raiffeisen International in confidence, and it understands that any such information received by it is solely for it and not to be redistributed or duplicated by it. It acknowledges that it has read and agreed to the matters stated in the section "Transfer and Selling Restrictions" of the Offering Memorandum;

(7) such person, and each other QIB, if any, for whose account it is acquiring Offer Shares, in the normal course of business, invests in or purchases securities similar to the Offer Shares, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing Offer Shares and is aware that it must bear the economic risk of an investment in any Offer Shares for an indefinite period of time and it is able to bear such risk for an indefinite period and is able to sustain a complete loss of investment in the Offer Shares;

(8) such person understands that these representations, warranties, undertakings and acknowledgements are required in connection with U.S. securities laws and that Raiffeisen International, its affiliates and the Managers will be relying thereon and it irrevocably authorizes the Managers on its own behalf and on behalf of each beneficial owner of the Offer Shares being purchased by it, to rely on these representations and to produce an investment letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered therein or in connection with any other requirements of law; and

(9) such person undertakes promptly to notify Raiffeisen International and the Managers if, at any time prior to the delivery to it of any Offer Shares, any of the foregoing ceases to be true.

Any offer, exercise, sale, pledge or other transfer of the Offer Shares made other than in compliance with the above-stated restrictions will not be recognized by us.

Each investor in the United States will also be deemed to have agreed to give any subsequent purchaser of Offer Shares notice of any restrictions of transfer thereof.

Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by Raiffeisen International.

Notice to Investors in Germany

This Offering Memorandum may not be distributed, and the Offer Shares may not be sold in or from within Germany as part of the Offering except to holders of Existing Shares or to individuals and legal entities who, on a professional or commercial basis, purchase or sell securities for their own account or for the account of a third party within the meaning of the German Securities Sales Prospectus Act (*Wertpapierverkaufsprospektgesetz*) of September 9, 1998 and its implementing regulations, which include banks, brokers, securities institutions and other institutional investors ("Permitted Subscribers"). Permitted Subscribers have not mandated or authorized us to sell or offer the Offer Shares. This Offering Memorandum does not constitute a public offer to buy or a solicitation of a public offer to sell any Offer Shares by the Permitted Subscribers under the meaning of the German Securities Sales Prospectus Act or any other laws applicable in Germany.

Notice to Investors in the United Kingdom

Each Manager has also agreed that:

(1) it has not offered or sold and, during their validity, will not offer or sell, any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted, and will not result, in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995;

(2) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any Offer Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted, and will not result, in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulations 1995;

(3) it has only communicated, or caused to be communicated and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of section 21 of the United Kingdom Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the offer or sale of any Offer Shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

(4) it has complied, and will comply, with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offer Shares or otherwise involving, the United Kingdom.

SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN IFRS AND U.S. GAAP

We have prepared the Consolidated Financial Statements in accordance with International Financial Reporting Standards, or IFRS. IFRS differ in certain significant respects from United States Generally Accepted Accounting Principles, or U.S. GAAP. A brief description of significant differences between IFRS and U.S. GAAP is set out below. The organizations that promulgate IFRS (the International Accounting Standards Board or IASB) and U.S. GAAP (primarily the Financial Accounting Standards Board or FASB) have ongoing projects that could have a significant impact on these differences.

In December 2003, the IASB finished the so-called "Improvements Project." This project has lead to the amendment of several IFRS Standards. Moreover, in February and March 2004, the IASB issued several new Standards (IFRS 2 "Share-based Payment", IFRS 3 "Business Combinations", IFRS 4 "Insurance Contracts", and IFRS 5 "Non current Assets Held for Sale and Discontinued Operations"). Apart from addressing the convergence of IFRS and U.S. GAAP, these amendments and new Standards attempt to improve the quality of financial statements which are prepared under IFRS. In general, the amendments and new Standards must be applied for annual periods beginning on or after January 1, 2005. This summary of significant differences between IFRS and U.S. GAAP refers to the new version of IFRS Standards.

This summary is not intended to provide a comprehensive list of all existing and future differences between IFRS and U.S. GAAP, nor of all those specifically related to our Group or to the industry in which it operates. U.S. GAAP is generally more restrictive and comprehensive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. No attempt has been made in this summary to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are reflected in the Consolidated Financial Statements.

In general, the content, format and components of financial statements prepared according to IFRS and U.S. GAAP are similar. A significant difference between the accounting principles under IFRS and U.S. GAAP lies in the different approach to accountancy. Whereas U.S. GAAP is based on case-by-case analysis, IFRS is based on general principles which are interpreted when applied on a case-by-case basis. Under IFRS, however, a true and fair view override principle applies in rare circumstances when the application of IFRS would be misleading. Such a concept does not exist under U.S. GAAP.

Business Combinations

Under both U.S. GAAP and IFRS, all business combinations must be accounted for by applying the purchase method. Under both U.S. GAAP and IFRS, goodwill acquired in a business combination is not amortized but must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Both accounting systems also require that certain identifiable intangible assets (with indefinite lives) are capitalized but not amortized.

IFRS 3 requires the acquirer to reassess the identification and measurement of the target's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination if the acquirer's interest in the fair value of the items recognized in accordance with IFRS 3 exceeds the costs of the combination (e.g. if a negative goodwill arises). Any excess that remains after that reassessment must be recognized by the acquirer immediately in the profit or loss account. U.S. GAAP, however, requires that remaining negative goodwill be recognized as an extraordinary gain.

Consolidation

Under IFRS, consolidation is defined by the ability to control. Under U.S. GAAP it is based principally on ownership of a majority voting interest. Special rules apply to the consolidation of "Special Purpose Entities (SPEs)" or "Variable Interest Entities (VIEs)", see "Consolidation of Special Purpose Entities (SPEs)." Investments in associates and joint ventures are accounted for [by] using the equity method under U.S. GAAP. IFRS evaluates joint ventures with the proportionate consolidation method or, alternatively the equity method. Investments in associates are accounted for using the equity method under IFRS.

Consolidation of Special Purpose Entities (SPES)

Under IFRS, pursuant to the Standing Interpretations Committee ("SIC") Interpretation 12, a Special Purpose Entity ("SPE") is consolidated when the substance of the relationship between an enterprise and the SPE indicates that the SPE is controlled by that enterprise. SIC 12.10 contains a list of specific circumstances that, in addition to the general circumstances described in IAS 27.13, may indicate control such as: (a) the activities of the SPE are being conducted on behalf of the enterprise according to its specific business needs; (b) the enterprise has the decision-making powers to obtain the majority of the benefits of the activities of the SPE; (c) the SPE functions on so-called "autopilot" (its activities have been predetermined by the enterprise); or (d) the enterprise in substance has rights to obtain the majority of the benefits or carries the majority of the ownership risks of the SPE. However, these elements are simply indications of control. If it can be demonstrated that a control relationship does not exist, the SPE will not be consolidated even if one or more of the enumerated factors are present.

Under U.S. GAAP, the recently introduced FASB Interpretation ("FIN") No. 46 R provides guidance for identifying a variable interest entity ("VIE") in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or in which the equity investors lack one or more of the characteristics of a controlling financial interest. FIN 46 R requires each enterprise involved with such a VIE to determine whether it provides financial support to the VIE through a variable interest. Variable interests may arise from financial instruments, service contracts, non-voting ownership interests or other arrangements. A variable interest is a financial interest in an entity that changes with movements in the value of the entity's net assets. If an enterprise holds a majority of the variable interests in the VIE, the enterprise is identified as the primary beneficiary and is required to consolidate the VIE unless specific exceptions are met. Unlike under IFRS, where the elements of SIC 12 create only a rebuttable presumption of control over the SPE, an enterprise must consolidate a VIE under U.S. GAAP pursuant to FIN 46 R once it has been identified as its primary beneficiary.

Financial Instruments

Under IFRS, IAS 39 classifies financial assets as financial assets at fair value (financial assets held for trading and financial assets at fair value through profit and loss), available-for-sale financial assets, held-to-maturity investments or loans and receivables. IAS 39 requires that all financial assets be measured at their fair value except for loans and receivables and held-to-maturity investments. Changes of fair values should be included in net profit, except for those of available-for-sale financial assets which must be recognized directly in equity. Hedge accounting is permitted under IAS 39 in certain circumstances, provided that the hedging relationship is clearly defined, measurable, and actually effective.

IAS 39 and U.S. GAAP are basically similar with respect to their treatment of financial instruments. IFRS uses a financial components approach combined with a risk and rewards approach in its treatment of the derecognition of transferred assets. Under U.S. GAAP, derecognition is dealt with on a financial components basis.

In detail IFRS applies a more distinctive approach. As the first step, it has to be examined to whom the right to receive the cash flows from the financial instrument belongs. As the second step, the risk and rewards out of the financial instrument need to be considered. Finally, it has to be checked who has control over the financial instrument.

Accounting for Leases

Differences between U.S. GAAP and IFRS in accounting standards for leases exist primarily in the areas of terminology and definitions. U.S. GAAP definitions are much more specific and may cause transactions to be classified differently than they would be under IFRS.

Income Taxes

IFRS and U.S. GAAP both require companies to recognize an asset or liability for all deferred tax items based on a "temporary differences" concept. The tax rate under U.S. GAAP must be equal to the rate enacted as of the balance sheet date. Under IFRS, the tax rate enacted or substantively enacted as of the balance sheet date should be used.

A tax asset is recognized under U.S. GAAP if it is "more likely than not" to be realized. It is recognized under IFRS if it is "probable" that it will be realized. "More likely that not" is clearly defined under U.S. GAAP but the corresponding term "probable" used in IFRS is not clearly defined. Generally, IFRS requires a higher

level of probability. According to U.S. GAAP, deferred tax assets and liabilities need to be classified as current or non-current based on the underlying temporary difference. IFRS requires companies to classify all deferred tax items as non-current.

Loan Loss Provisions

U.S. GAAP requires loan loss provisions to be determined in accordance with SFAS No. 5 "Accounting for Contingencies" and SFAS 114, as amended, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired when it is probable that the creditor will be unable to collect all amounts in accordance with the contractual terms of the loan agreement. Impairment is measured based upon the present value of expected future cash flows discounted at the loan's effective rate, or the fair value of the loan collateral. IFRS requires as well the impairment testing for loan receivables considering the future cash flows and the fair value of the collateral.

Provisions

Under U.S. GAAP, a contingency loss is recognized when it is probable that a liability has incurred and the amount of loss can be reasonably estimated. The contingency loss is the amount within the range that appears to be the best estimate of the loss. If no amount within that range is better, the minimum amount in the range is accrued. If no accrual is made for a loss contingency because one or both of the conditions for accrual are not met, this fact must be disclosed. Accrual for loss or damage of property, loss from injury to others or business interruption (sometimes called self-insured risks) is not made until the loss has actually occurred.

While many of the definitions and concepts in IAS 37 ("Provisions, Contingent Liabilities and Contingent Assets") are similar to those found in U.S. GAAP, some are not directly comparable. One significant difference is that the recognition criteria for provisions under IAS 37 require that an event be "more likely than not" to occur. Under U.S. GAAP, liabilities are generally recognized when it is "likely" that they will occur. This can lead to provisions that are recognized under IAS 37 but not recognized under U.S. GAAP.

Retirement Benefit Costs

The difference between IFRS and U.S. GAAP relates to, *inter alia*, amortization of the unrecognized transition obligation over the remaining average service lives of employees and the recognition of an additional minimum liability under U.S. GAAP which is not required by IFRS.

Impairment of Assets

Under IFRS, according to IAS 36, an impairment exists if an asset's (cash generating unit's) carrying amount exceeds the greater of its fair value less cost to sell and value in use (net present value of future cash flows), where the excess represents the amount of the impairment loss. An impairment loss is allocated first to goodwill, then pro rata to other assets. Reversals of impairment are allowed, although restricted in respect of goodwill. Under U.S. GAAP, a long-lived asset is tested for impairment whenever events or changes indicate that its carrying amount may not be recoverable. The carrying amount is not recoverable if it exceeds the undiscounted cash flows that are expected to result from the use and eventual disposition of the asset. Only if the estimated undiscounted cash flows are not sufficient to cover the net book value of an asset tested for impairment will an impairment loss on the basis of discounted cash flows be recognized as the estimated fair value. Goodwill is tested for impairment after other long-lived assets. Reversals of impairments are prohibited (other than for assets to be disposed of by sale).

Research and Development

Under IFRS, according to IAS 38, research costs are expensed as incurred. Internally-developed intangibles, including development costs, must be capitalized once certain criteria are met. If those criteria are not met, development costs are expensed as incurred. Acquired intangibles with an indefinite useful life and goodwill are not amortized, but are tested annually for impairment. Under U.S. GAAP, except for certain internally developed computer software, all research and development costs are expensed as incurred.

Treasury Stock

Like IFRS, U.S. GAAP accounts for treasury stock directly in equity, with treasury stock held for reissue categorized as a deduction from equity. Any difference between the purchase price and the reissue proceeds is credited directly to equity.

Investment Property

Under IFRS, investment property may be stated at fair value whereas, under U.S. GAAP, investment property must be stated at depreciated historical cost.

Earnings Per Share

IFRS currently does not require the disclosure of separate earnings per share data for the cumulative effect of accounting changes, though such data is required to be disclosed under U.S. GAAP. Under IFRS, there is no guidance on the year-to-date computation of diluted earnings per share.

Equity Statement

U.S. GAAP requires all "comprehensive income" items to be reported in the statement of changes in equity. IFRS requires most "comprehensive income" items (as they are termed under U.S. GAAP) to be reported in the statement of changes in equity. Certain other items may be reported in the statement of changes in equity under U.S. GAAP but not under IFRS.

Basis of Accounting

Under IFRS, many items in the financial statements are revalued on either an optional or compulsory basis. U.S. GAAP adopts the cost basis for most items.

Registered Seat and Company Name

We, Raiffeisen International Bank-Holding AG, are a stock corporation (*Aktiengesellschaft*) under the law of the Republic of Austria, with our registered seat in Vienna and our business address at Am Stadtpark 9, 1030 Vienna, Austria.

We are registered with the Austrian Companies Register (*Firmenbuch*) under file number FN 122119m.

Auditors

The independent auditors of RI for the year 2002 were KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, and the independent auditors of RI for the years 2003 and 2004 were KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft (together, "KPMG"). KPMG has audited (i) the non-consolidated financial statements of RI for the years ended December 31, 2002, 2003, and 2004 which have been prepared in accordance with Austrian GAAP, and (ii) the consolidated financial statements of the Group for the years ended December 31, 2002, 2003, and 2004 which have been prepared in accordance with International Financial Reporting Standards ("IFRS"). KPMG issued an unqualified audit opinion on each of these financial statements.

Documents Available for Inspection

This Offering Memorandum and our Articles of Association are available for inspection during regular business hours at our registered seat.

Securities Identification Number

ISIN: AT0000606306

Trading Symbol

RIBH

Paying and Depositary Agent

The paying and depositary agent (*Zahl- und Hinterlegungsstelle*) is Raiffeisen Centrobank Aktiengesellschaft. Further depositary agents are any Austrian notary public, any principal office of an Austrian bank and any other agent designated in the invitation to the shareholders' meeting.

Notices

Pursuant to our Articles of Association, our notices shall be made by publication in the Official Gazette of the Wiener Zeitung *(Amtsblatt zur Wiener Zeitung).*

Selected Information Regarding Certain Significant Subsidiaries

Raiffeisenbank Austria d.d. (Croatia)

	(thousands)
Registered seat	HR 10 000 Zagreb
Share capital	HRK 499,140
Issued capital	€ 65,035
Reserves	€ 76,558
Outstanding amount of share capital	—
2004 profit after tax	€ 23,894
Dividend income received by RI	€ 6,341
Book Value of Real Estate	€ 29,045

Raiffeisen Bank Rt. (Hungary)

	(thousands)
Registered seat	H 1052 Budapest
Share capital	HUF 29,002,010
Issued capital	€ 117,909
Reserves	€ 163,674
Outstanding amount of share capital	—
2004 profit after tax	€ 63,316
Dividend income received by RI	—
Book Value of Real Estate	€ 24,619

Raiffeisen RBHU Holding GmbH (Austria)

	(thousands)
Registered seat	A 1030 Vienna
Share capital	€ 237
Issued capital	€ 237
Reserves	€ 229,627
Outstanding amount of share capital	—
2004 profit after tax	€ 14,269
Dividend income received by RI	€ 3,054
Book Value of Real Estate	—

Raiffeisen Bank Polska, S.A. (Poland)

	(thousands)
Registered seat	PL 00 549 Warsaw
Share capital	PLN 492,996
Issued capital	€ 120,699
Reserves	€ 67,334
Outstanding amount of share capital	—
2004 profit after tax	€ 22,748
Dividend income received by RI	—
Book Value of Real Estate	€ 4,942

Tatra banka a.s. (Slovakia)

	(thousands)
Registered seat	SK 850 05 Bratislava 55
Share capital	SKK 1,004,320
Issued capital	€ 25,921
Reserves	€ 238,583
Outstanding amount of share capital	—
2004 profit after tax	€ 56,200
Dividend income received by RI	€ 21,853
Book Value of Real Estate	€ 19,126

Raiffeisen Bank S.A. (Romania)

	(thousands)
Registered seat	RO 011857 Bucharest 1
Share capital	ROL 11,960,427,701
Issued capital	€ 303,641
Reserves	€ (144,198)
Outstanding amount of share capital	—
2004 profit after tax	€ 28,131
Dividend income received by RI	—
Book Value of Real Estate	€ 16,286

ZAO Raiffeisenbank Austria (Russia)

	(thousands)
Registered seat	RUS 129090 Moscow
Share capital	RUB 4,447,048
Issued capital	€ 117,803
Reserves	€ 29,991
Outstanding amount of share capital	—
2004 profit after tax	€ 38,806
Dividend income received by RI	—
Book Value of Real Estate	€ 11,377

STATEMENTS PURSUANT TO THE AUSTRIAN STOCK EXCHANGE ACT AND THE CAPITAL MARKET ACT

Raiffeisen International Bank-Holding AG, with its corporate seat in Vienna, Austria, assumes responsibility for the information contained in this Offering Memorandum and confirms that based on its knowledge the information is true and accurate and there are no facts the omission of which could in the context of this Offering make the information contained in this Offering Memorandum misleading.

Raiffeisen International Bank-Holding AG

as issuer (*als Emittent*)

Vienna, on March 30 and April 1, 2005

Herbert Stepic | Martin Grüll | Aris Bogdaneris

Rainer Franz | Peter Lennkh | Heinz Wiedner

With respect to the amendments on April 21, 2005:

Raiffeisen International Bank-Holding AG

as issuer *(als Emittent)*

Vienna, on April 21, 2005

Herbert Stepic | Peter Lennkh

STATEMENT PURSUANT TO THE AUSTRIAN STOCK EXCHANGE ACT

The Audited Consolidated Financial Statements of Raiffeisen International Bank-Holding AG as of and for the years ended December 31, 2004, 2003 and 2002 appearing elsewhere in this Offering Memorandum have been audited in accordance with International Standards on Auditing by KPMG Alpen-Treuhand GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in 2002 and KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft in 2003 and 2004 as indicated in our reports thereon appearing elsewhere in this Offering Memorandum and are included herein in reliance upon such reports given upon our authority as independent auditors of Raiffeisen International Bank-Holding AG. KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft declares to be informed that the above mentioned Consolidated Financial Statements have been included in this Offering Memorandum.

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, on March 30 and April 1, 2005

Dr. Walter Knirsch | Dr. Johann Mühlehner

Wirtschaftsprüfer und Steuerberater

INDEX TO FINANCIAL STATEMENTS

Raiffeisen International Bank-Holding AG

Consolidated Financial Statements according to International Financial Reporting Standards (IFRS) as at December 31, 2004

ERRATUM

On Page F-17 of the **Raiffeisen International Financial Statements 2004** the figures for *Interest income, Interest income from loans and advances to banks, Interest income from derivative financial instruments (non-trading), Interest and similar income, Total, Interest expenses, Interest expenses on deposits from banks, Interest expenses on derivative financial instruments (non-trading)* and *Interest expenses and similar charges, Total* for the financial years 2003 and 2004 have been incorrectly stated.

The correct view of the table is as follows:

	2003	2004
	in € thousands	
Interest income	**1,106,702**	**1,624,464**
from loans and advances to banks	111,705	191,257
from loans and advances to customers	758,404	1,031,343
from other current financial assets	39,125	44,769
from financial investments	22,410	120,964
from receivables under finance leases	81,965	102,727
from derivative financial instruments (non-trading)	93,093	133,404
Current income	**5,104**	**3,461**
from shares and other variable-yield securities	253	132
from interests in subsidiaries	59	1,940
from companies accounted for using the equity method	1,590	1,167
from other equity participations	3,202	222
Other interest-like income	**2,884**	**1,024**
Interest and similar income, Total	**1,114,689**	**1,628,949**
Interest expenses	**(544,944)**	**(814,575)**
on deposits from banks	(162,914)	(198,940)
on deposits from customers	(277,403)	(513,638)
on liabilities evidenced by paper	(19,953)	(31,069)
on subordinated capital	(6,610)	(13,515)
on derivative financial instruments (non-trading)	(78,064)	(57,413)
Other interest-like expenses	**(6,064)**	**(8,580)**
Interest expenses and similar charges, Total	**(551,008)**	**(823,155)**
Net interest income	**563,681**	**805,794**

On Page F-20 of the **Raiffeisen International Financial Statements 2004** the figures for *Effect of divergent foreign tax rates* and *Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income* for the financial year 2004 have been incorrectly stated.

The correct view of the table is as follows:

	2003	2004
	in € thousands	
Profit before tax	276,701	342,233
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(94,078)	(116,359)
Effect of divergent foreign tax rates	24,805	55,083
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	60,410	17,355
Increase in the tax burden because of non-tax-deductible expenses	(41,625)	(20,615)
Other	1,235	(6,438)
Effective tax burden	**(49,253)**	**(70,974)**

Financial Statements

IFRS-compliant consolidated financial statements

Income Statement

	Notes	Year Ended December 31, 2003	2004	Change
		in € thousands		in %
Interest income		1,117,068	1,667,351	49.3
Interest expense		(553,387)	(861,557)	55.7
Net interest income	(1)	**563,681**	**805,794**	**43.0**
Provisioning for impairment losses	(2)	(87,599)	(137,597)	57.1
Net interest income after provisioning		**476,082**	**668,197**	**40.4**
Commission income	(3)	301,334	395,933	31.4
Commission expense	(3)	(88,221)	(97,805)	10.9
Net commission income	(3)	**213,113**	**298,128**	**39.9**
Trading profit (loss)	(4)	241,624	220,861	(8.6)
Net income from financial investments and current financial assets	(5)	3,062	8,265	170.0
General administrative expenses	(6)	(658,636)	(823,348)	25.0
Other operating profit (loss)	(7)	1,456	(29,870)	—
Profit before tax		**276,701**	**342,233**	**23.7**
Income tax	(8)	(49,253)	(70,974)	44.1
Profit after tax		**227,447**	**271,259**	**19.3**
Minority interests in profit		(48,714)	(60,315)	23.8
Consolidated profit		**178,733**	**210,944**	**18.0**

	Notes	2003	2004	Change
			in €	
Earnings per share	**(9)**	**3.57**	**3.89**	**0.32**

Balance Sheet

	Notes	As of December 31, 2003	2004	Change
		in € thousands		in %
Assets				
Cash reserve	(11)	1,748,977	1,895,356	8.4
Loans and advances to banks	(12, 30, 31)	3,520,502	4,779,403	35.8
Loans and advances to customers	(13, 30, 31)	11,706,603	16,242,005	38.7
Impairment losses on loans and advances	(14)	(271,932)	(366,256)	34.7
Trading assets	(15, 30)	1,480,341	2,447,022	65.3
Other current financial assets	(16, 30)	623,738	612,344	(1.8)
Financial investments	(17, 30)	464,972	2,367,486	409.2
Intangible fixed assets	(18, 20)	107,544	177,040	64.6
Tangible fixed assets	(19, 20)	333,477	441,014	32.2
Other assets	(21)	348,407	311,708	(10.5)
Total		**20,062,629**	**28,907,122**	**44.1**

	Notes	As of December 31, 2003	2004	Change
		in € thousands		in %
Equity and Liabilities				
Deposits from banks	(22, 30, 31)	5,319,744	6,619,765	24.4
Deposits from customers	(23, 30, 31)	12,082,772	18,169,461	50.4
Liabilities evidenced by paper	(24, 30)	432,908	662,458	53.0
Provisions for liabilities and charges	(25)	66,587	112,368	68.8
Trading liabilities	(26)	114,843	409,944	257.0
Other liabilities	(27)	356,673	312,625	(12.4)
Subordinated capital	(28, 30)	310,584	443,698	42.9
Minority interests	(29)	275,780	336,957	22.2
Equity	(29)	924,005	1,628,902	76.3
Consolidated profit	(29)	178,733	210,944	18.0
Total		**20,062,629**	**28,907,122**	**44.1**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2003
			in € thousands			
Equity on January 1, 2003	**50,000**	**665,102**	**99,837**	**(93,134)**	**103,542**	**918,481**
Capital increases	—	91,220	—	—	—	91,220
Transferred to retained earnings	—	—	90,542	—	(90,542)	—
Distributed profit	—	—	—	—	(13,000)	(13,000)
Consolidated profit	—	—	—	—	178,733	178,733
Exchange differences	—	—	(90,559)	(90,559)	—	(90,559)
Other changes	—	14,161	3,702	—	—	17,863
Equity on December 31, 2003	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**

	Subscribed capital	Capital reserves	Retained earnings	Of which exchange differences	Consolidated profit	Total 2004
			in € thousands			
Equity on January 1, 2004	**50,000**	**770,483**	**103,522**	**(183,693)**	**178,733**	**1,102,738**
Capital increases	332,140	164,927	—	—	—	497,067
Transferred to retained earnings	—	—	145,733	—	(145,733)	—
Distributed profit	—	—	—	—	(33,000)	(33,000)
Consolidated profit	—	—	—	—	210,944	210,944
Exchange differences	—	—	40,160	40,160	—	40,160
Capital hedges	—	—	2,183	—	—	2,183
Other changes	—	—	19,754	—	—	19,754
Equity on December 31, 2004	**382,140**	**935,410**	**311,352**	**(143,533)**	**210,944**	**1,839,846**

The issued share capital of *Raiffeisen International Bank-Holding AG* pursuant to its Articles of Association came to € 380,435 thousand. It was subdivided into 62.5 million no-par shares. During the financial year under review, the company's issued share capital was increased by € 330,435 thousand. In addition, it issued 17,050 *Genuss-scheine* (profit participating certificates) at € 100 each.

The other changes in *retained earnings* were due, *inter alia*, to effects caused by hyperinflation economies. In the course of 2003, the amount of € 14,161 thousand was reallocated from *Retained earnings* to *Capital reserves*. That correction was made necessary by the merger of a holding company.

Development of Minorities

	2003	2004
	in € thousands	
Equity on January 1	**227,001**	**275,780**
Capital increases	11,675	6,646
Changes in scope of consolidation	19,256	—
Profit distributions to minorities	(15,637)	(14,361)
Minority interests in profit	48,714	60,315
Exchange differences	(16,824)	11,672
Other changes	1,595	(3,095)
Equity on December 31	**275,780**	**336,957**

Cash Flow Statement

	2003	2004
	in € thousands	
Profit	**227,447**	**271,259**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	91,513	113,725
Net provisioning for liabilities and charges and for impairment losses	107,692	181,222
Gains (losses) from disposals of tangible fixed assets and financial investments	(7,366)	(76)
Other adjustments (net)	(171,351)	115,448
Subtotal	**247,935**	**681,578**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(5,311,505)	(7,252,491)
Trading assets	42,890	(946,343)
Other assets	(224,001)	13,350
Deposits from banks and customers	5,766,937	6,948,108
Liabilities evidenced by paper	43,804	228,914
Other liabilities	(68,766)	(89,405)
Interest income and dividends	1,104,736	1,454,306
Interest expenses	(470,985)	(592,302)
Income tax	(33,339)	(19,557)
Net cash from operating activities	**1,097,706**	**426,159**
Proceeds from sales of:		
Financial investments and equity participations	36,421	2,064,859
Tangible and intangible fixed assets	61,156	50,554
Outlay on purchases of:		
Financial investments and equity participations	(299,388)	(2,715,912)
Tangible and intangible fixed assets	(178,697)	(248,931)
Acquisitions of subsidiaries	(22,142)	(88,076)
Net cash from investing activities	**(402,650)**	**(937,507)**
Inflows from capital increases	102,895	499,083
Inflows of subordinated capital	117,060	133,114
Dividends paid and other	(28,637)	(47,361)
Net cash from financing activities	**191,318**	**584,836**
Cash and cash equivalents at end of previous period	**933,696**	**1,748,977**
Net cash from operating activities	1,097,706	426,159
Net cash from investing activities	(402,650)	(937,507)
Net cash from financing activities	191,318	584,836
Effect of exchange rate changes	(71,093)	72,890
Cash and cash equivalents at end of period	**1,748,977**	**1,895,356**

The Cash Flow Statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely *operating activities*, *investing activities* and *financing activities*.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper and other liabilities are likewise a part of operating activities. Interest payments and dividend receipts arising from operating activities are also shown separately as components of *Net cash from operating activities*.

Net cash from investing activities shows inflows and outflows associated with financial investments, tangible fixed assets and intangible fixed assets and outlay on the acquisition of subsidiaries.

Net cash from financing activities relates to inflows from capital increases less dividend payments and inflows and outflows of subordinated capital.

Cash and cash equivalents includes the cash reserve recognized on the Balance Sheet, which consists of cash in hand and demand deposits at central banks. It does not include loans and advances to banks that are due at call, which are classed as being a part of operating activities.

Acquisitions of subsidiaries during the reporting period and prior-year periods had the following effects on cash and cash equivalents:

	2003	2004
	in € thousands	
Assets	273,822	1,585,078
Liabilities	(216,250)	(1,537,913)
Equity	57,571	47,164
of which Raiffeisen International's share	28,786	44,900
Capital consolidation	(1,849)	(58,723)
Net cash used for company acquisitions	(22,142)	(88,076)

Notes

The Enterprise

Raiffeisen International Bank-Holding AG is a financial holding company domiciled at Am Stadtpark 9, A-1030 Vienna, Austria. The company is registered in the companies register at *Handelsgericht Wien* (Vienna commercial court) under companies register number FN 122.119m. The company was renamed from *Raiffeisen International Beteiligungs AG* in 2003. The majority stake in the company is held by *Raiffeisen Zentralbank AG*, which held 86 per cent of its issued share capital on the balance-sheet date.

The *Raiffeisen International Group* specializes in providing banking and financial services in Central and Eastern Europe (CEE). The Group includes banks in 15 countries that operate a broad network of banking outlets. *Raiffeisen International* renders a comprehensive range of banking and financial services through those banks and other financial institutions. They range from account, loan, cash management, deposit, trade finance and credit card services to mortgage and finance leasing services. The Group's widely varied client base includes multinationals and major local enterprises, small and medium-sized enterprises, public sector institutions and retail customers.

The Principles Underlying the Consolidated Accounts

Policies

The Consolidated Financial Statements for the 2004 financial year and the comparative figures for the 2003 financial year were prepared and calculated in conformity with the *International Financial Reporting Standards* (*IFRS*) published by the *International Accounting Standards Board* (*IASB*), inclusive of such interpretations by the *International Financial Reporting Interpretations Committee* (*IFRIC*) as were already applicable.

Prior-year figures have been adjusted to allow for changes in the assignment of items in the Income Statement (*Net income from financial investments and current financial assets*, *Other operating profit*) and on the Balance Sheet (*Other current financial assets*, *Other assets*, *Other liabilities*). Details are provided in the Notes to the Income Statement and Balance Sheet.

Associated undertakings and deferred taxes were not accounted for separately in the Income Statement and on the Balance Sheet. Details are provided under the appropriate headings in the Notes.

The *Raiffeisen International Group* is a member of the *Raiffeisen-Landesbanken-Holding GmbH Group*. All companies in the Group are also included in the consolidated financial statements of *Raiffeisen-Landesbanken-Holding GmbH*. That financial holding company in turn holds the majority stake in *Raiffeisen Zentralbank AG*.

The Consolidated Financial Statements were prepared on the basis of standards applied throughout the Group and the individual *IFRS*-compliant financial statements of all the fully consolidated Group-members. With the exception of one holding company, all fully consolidated companies drew up their annual financial statements as of and for the period ended 31 December. Figures in these Financial Statements are stated in thousands of euros.

Employed IFRS and IFRIC Interpretations

All the *International Financial Reporting Standards* and *IFRIC* interpretations that were of relevance to the banking group and already mandatory were observed.

Consolidation Methods

Capital consolidation took place at carrying amounts, with the costs of purchasing stakes in subsidiaries offset against subsidiaries' equity as at the time of acquisition on a prorated basis. Until 31 March 2004, differences remaining on the assets side of the Balance Sheet constituting goodwill were shown under *Intangible fixed assets* and underwent amortization over a period of ten years in accordance with their expected useful lives, affecting profit. Differences remaining on the assets side of the Balance Sheet arising prior to 1 January 1995 were cleared against retained earnings in conformity with *IAS 22*.

Until 31 March 2004, negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense was recognized as income at the amount of the pertinent loss or expense. Negative goodwill that did not arise from expected future losses or restructuring expenses was captured at once and recognized in the Income Statement.

In conformity with *IFRS 3*, goodwill arising on or after 1 April 2004 is not amortized. Instead, it undergoes an annual impairment test. Similarly, since from that time, negative goodwill not capable of being classified has been captured in the Income Statement.

Material interests in associated undertakings were accounted for using the equity method and recorded under *Financial investments* on the Balance Sheet. Profits of companies accounted for using the equity method were recorded under *Net interest income*, whereas losses recorded by such companies were captured under *Net income from financial investments and current financial assets* (*Net remeasurements of equity participations*). The same rules were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis) as to fully consolidated companies. The process was based on the pertinent local financial statements of the associated undertakings in question.

Shares in subsidiaries not included in the Consolidated Financial Statements because of their minor significance and interests in associated undertakings not accounted for using the equity method are shown under *Financial investments* and were carried at cost.

Shares in other companies were recognized at market value. If a market value was not available or could not be reliably measured, they were recognized at amortized cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences were recognized under *Other assets/Other liabilities* on the Consolidated Balance Sheet.

Intercompany profits arising from transactions within the Group were eliminated insofar as they had a material effect on items in the Income Statement. Banking business transacted between the individual companies within the Group is usually transacted on normal market terms.

Scope of Consolidation

The fully consolidated members of the *Raiffeisen International Group* were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* held direct or indirect stakes of more than 50 per cent and companies upon whose business and financial policies it exercised a controlling influence.

Material interests in associated undertakings – companies upon whose business and financial policies the Group exercised a significant influence – were accounted for using the equity method. Given their relative insignificance, the domestic financial statements of companies that did not prepare *IFRS*-compliant financial statements were not recalculated to make them compliant with *IFRS*.

The number of consolidated companies and companies accounted for using the equity method has changed as follows:

	Fully consolidated		**Equity method**	
Number of companies	**2003**	**2004**	**2003**	**2004**
As of January 1	20	38	11	3
First included in the year under review	11	6	—	1
Merged in the year under review	(1)	(2)	—	
Reclassified	8	1	(8)	(1)
As of December 31	**38**	**43**	**3**	**3**

The first-time inclusion of subsidiaries in the year under review affected aggregated totals as follows:

	2004
	in € thousands
Assets	1,714,397
Obligations	1,656,302
Profit after tax	10,176

The following companies were brought into the scope of consolidation for the first time as of the 2004 reporting year:

Name	Stake held	Reporting date	Reason
Banks:			
Raiffeisen Bank Sh.a., Tirana (AL)	100.0%	1/4	Acquisition
Financial institutions:			
Raiffeisen Leasing d.o.o., Sarajevo, (BA)	75.0%	1/2	New
Raiffeisen Leasing Bulgaria OOD, Sofia (BG)	81.1%	28/2	New
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia (BG)	81.1%	1/9	New
Raiffeisen Capital Asset Management, Moscow (RU)	100.0%	1/1	First consolidation
Non-State Pension Fund Raiffeisen, Moscow (RU)	100.0%	31/1	Acquisition
Raiffeisen Securities and Investment Rt., Budapest (HU)	70.3%	1/1	Acquisition of majority (reclassification)

At the beginning of the year, *Raiffeisen International* acquired the entirety of state-owned Albanian bank *Banka e Kursimeve sh.a.,* Tirana. The closing for the takeover of this bank, which is Albania's largest, took place in April 2004. The company underwent first-time consolidation as of 1 April 2004 and has since been renamed *Raiffeisen Bank Sh.a.*

Three newly founded companies in the *Raiffeisen-Leasing International* subgroup were added to the scope of consolidation. *Raiffeisen Leasing d.o.o.,* Sarajevo, which currently concentrates on finance leasing in the vehicle and movable property segments, was set up in Bosnia and Herzegovina. Finance leasing business in Bulgaria is transacted by two companies: *Raiffeisen Leasing Bulgaria OOD,* Sofia, is primarily a provider of finance leasing services in the movable property segment, and *Raiffeisen Auto Leasing Bulgaria EOOD,* Sofia, operates exclusively in the car segment.

In addition, two new Russian companies were included for the first time. One was *Raiffeisen Capital Asset Management,* Moscow, which manages client money as an investment fund company. The second was *NPF Dobroe Delo*, a private pension fund company active since 1994 that was taken over at the end of January 2004. This company has been renamed *Non-State Pension Fund Raiffeisen,* Moscow, and now manages corporate and private pensions.

During the year under review, *Raiffeisen Bank Rt.,* Budapest, purchased 60 per cent of *Raiffeisen Securities and Investment Rt.* (*RSI*), Budapest, from *RZB*. Previously, a 40 per cent stake was held by *Raiffeisen Bank Rt.* and accounted for using the equity method. Now that the company is wholly owned by *Raiffeisen Bank Rt.*, it is fully consolidated and the newly acquired interests have undergone first-time consolidation. The company's Brokerage Division was transferred to *Raiffeisen Bank Rt.*, as a result of which *RSI* now focuses exclusively on securities business.

Eighty-five subsidiaries were not included in the Consolidated Financial Statements by reason of their minor importance in giving a view of the Group's assets, financial state and profit position (2003: 65). They were recognized at amortized cost under *Financial investments* as *Interests in subsidiaries*. The balance-sheet totals of excluded companies came to less than 2 per cent of the Group's aggregated balance-sheet total.

See the overview from page F-48 for a list of fully consolidated companies, companies accounted for using the equity method and other equity participations.

Foreign-currency Translation

The financial statements of fully consolidated companies prepared in foreign currencies were translated into euros employing the modified current-rate method in conformity with *IAS 21*, whereby equity was translated at historical exchange rates and all other assets and liabilities and declarations in the Notes were translated at the exchange rates ruling on the balance-sheet date. Exchange differences arising from the translation of components of equity (applying historical exchange rates) were cleared against retained earnings and were not recognized in the Income Statement.

Items in income statements were translated at the average rates of exchange during the year calculated on the basis of end-of-month rates. Exchange differences between the exchange rates ruling on the balance-sheet date and the average rates of exchange employed in the Income Statement were charged against equity and were not recognized in the Income Statement.

Because of the prevailing macroeconomic conditions, *IAS 29* (*Financial Reporting in Hyperinflationary Economies*) was applied in the case of one company *(Priorbank JSC*, Minsk).

In the case of two subsidiaries (*Raiffeisen Leasing SRL*, Bucharest, und *GSI Group Software Investment AG*, Zug), the euro was the reporting currency for measurement purposes given the economic substance of the underlying transactions.

The following exchange rates were applied for the purposes of foreign-currency translations:

	2003		2004	
Rates in units per €	**Balance-sheet Date**	**Average**	**Balance-sheet Date**	**Average**
Hungarian forint (HUF)	262.500	253.475	245.970	251.539
Czech crown (CZK)	32.410	31.868	30.464	31.945
Slovakian crown (SKK)	41.170	41.446	38.745	40.110
Russian ruble (RUB)	36.900	34.738	37.750	35.846
Polish zloty (PLN)	4.702	4.416	4.085	4.531
Bulgarian leva (BGN)	1.956	1.950	1.956	1.956
Ukrainian hryvna (UAH)	6.662	6.014	7.217	6.620
Romanian leu (ROL)	41,158.000	37,640.462	39,390.000	40,496.769
Croatian kuna (HRK)	7.640	7.571	7.675	7.506
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	236.700	233.767	239.760	239.018
Serbian-Montenegran dinar (CSD)	68.486	65.002	78.885	72.657
Belarussian ruble (BYR)	2,695.220	2,307.224	2,955.650	2,689.559
Albanian lek (ALL)	—	—	126.350	127.958

Capital Hedge

Hedges of investments in economically independent sub-units (*IAS 39.164*) were undertaken for the first time as of 1 January 2004. The resulting exchange differences arising from the foreign-currency debt resulting from a hedge were charged directly against equity and shown on a separate line on the equity transition account.

Accounting and Valuation Principles

Financial Instruments

A *financial instrument* is defined as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. *IFRS*-compliant balance sheets differentiate between the following four categories:

1. financial assets and liabilities held for trading;
2. financial investments held to maturity;

3. loans and receivables originated by the enterprise;
4. available-for-sale financial assets.

1. Financial assets and liabilities held for trading

Trading assets/liabilities serve the exploitation of short-term fluctuations in market prices. Securities (inclusive of short sales of securities) and derivative instruments held for trading were recognized at their fair values. In the case of listed securities, fair value was based on stock-exchange prices. If such prices were not available, primary financial instruments and futures were internally priced on the basis of present value calculations and options were valued using appropriate option pricing models. Present value calculations were based on the zero-coupon curve. The employed option price formulae were *Black-Scholes 1972*, *Black 1976* and *Garman-Kohlhagen*.

Derivative instruments held for trading were also shown as financial instruments held for trading. Where fair values inclusive of interest deferrals were positive (dirty prices), they were assigned to *Trading assets*. Negative fair values were recorded under *Trading liabilities* on the Balance Sheet. Positive and negative fair values were not reconciled. Changes in dirty prices were recognized in the Income Statement under *Trading profit (loss)*.

2. Financial investments held to maturity

Financial investments includes the following assets:

- securities held to maturity;
- securities representing loans and receivables originated by the enterprise;
- equity participations.

These assets were recognized at amortized cost or fair value or using the equity method.

3. Loans and receivables originated by the enterprise

Receivables were recognized at their nominal values without deductions for remeasurements. Accrued interest was only recognized in the Income Statement if there was a high likelihood that it would actually be received.

4. Other available-for-sale financial assets

This item contains financial assets that are neither held for trading nor held as financial investments nor classified as loans or receivables. They are bonds and other fixed-interest securities and shares and other non-fixed-interest securities.

These assets were measured to fair value in conformity with *IAS 39*. They were recognized under *Other current financial assets*, and current income therefrom was reported under *Net interest income*. The effects of remeasurements and gains/losses upon their disposal were recognized under *Net income from financial investments and current financial assets*.

Impairment Losses on Loans and Advances

Allowance was made for credit risks by allocating specific and generalized individual impairment provisions. Instead of being charged against the corresponding receivables, they were disclosed openly on the Balance Sheet.

Provisions for the counterparty risks associated with loans and advances to banks and customers were allocated at the amounts of expected losses applying homogeneous Group-wide standards. A risk of loss was

deemed to exist if (taking collateral into account) the discounted probable future repayment inclusive of interest payments was less than the claim's carrying value.

The entirety of the provision for impairment losses on loans and advances arising from on-balance-sheet receivables is shown as a separate item on the assets side of the Balance Sheet, below *loans and advances to banks and customers*. The provision for impairment losses arising from off-balance-sheet transactions was recorded under *Provisions for liabilities and charges*.

Derivative Instruments

Derivative instruments not held for trading because they had been acquired for hedging purposes were subdivided into the following categories reflecting differing modes of recognition on the *IFRS*-compliant Balance Sheet:

a) Fair value hedges within the meaning of *IAS 39*

Interest-rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest-rate risks arising from loans. Hedges are formally documented, continuously assessed and rated to be highly effective. In other words, throughout the term of a hedge, one can assume that changes in the fair value of a hedged item will be nearly completely offset by a change in the fair value of the hedging instrument and that the actual outcome will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the fair values of individual balance-sheet items in the banking book were recognized at their fair values (dirty prices) under *Other assets* (positive dirty prices) or *Other liabilities* (negative dirty prices). Changes in the carrying amounts of hedged items (assets or liabilities) were allocated directly to the corresponding Balance Sheet items and reported separately in the Notes. Both the effect of changes in the carrying values of positions requiring hedging and the effects of changes in the clean prices of the derivative instruments were recorded under *Other operating profit (loss)* (*Net result from hedge accounting*).

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of *IAS 39*. They were captured as follows: Positive dirty prices were recognized under *Other assets*, and negative dirty prices were recorded under *Other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis was recognized under *Other operating profit (loss)* (*Net income from other derivative instruments*); interest was recorded under *Net interest income*.

Payables

Payables were measured at amortized cost. Discounted debt securities and similar obligations were recognized at their present value.

Repurchase Agreements

Under *genuine* repurchase agreements (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's Balance Sheet and are measured applying the rules governing the particular balance-sheet item. At the same time, a liability at the amount of the received payment is carried as a liability.

In the case of reverse repo transactions, assets are acquired subject to a simultaneous undertaking to sell them in the future. They are recognized on the Balance Sheet under *Loans and advances to banks* or *Loans and advances to customers*.

Interest expenses incurred in connection with repo transactions and interest income receivable in connection with reverse repo transactions were recorded under *Net interest income* on an accrual accounting basis (linear over their term).

Finance Leases

According to *IFRS*, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In conformity with *IAS 17*, the present value of future lease payments and any residual values were recorded in the lessor's accounts under *Loans and advances to banks* or *Loans and advances to customers*. Lessees under a finance lease recognize the asset under the pertinent tangible fixed assets heading and balance the entry with a corresponding lease liability.

Intangible Fixed Assets

Intangible fixed assets acquired for consideration were capitalized at cost less amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their conversion costs could be reliably measured. Amortization was based on the following useful lives:

Useful life	Years
Software	4 – 6
Goodwill	10

The expected useful life of major software projects may also be longer.

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or conversion less depreciation. Depreciation was carried out on a straight-line basis and assumed the following useful lives:

Useful life	Years
Buildings	25 - 50
Office furniture and equipment	5 - 10
Hardware	3 - 5

If a permanent impairment was to be expected, exceptional write-downs were carried out. In the event that the reason for the write-down no longer applies, a write-back will take place up to the amount of the asset's amortized cost.

Investment property deemed to constitute a financial investment was recognized at amortized cost in accordance with IAS 40.

Inventory

Inventory was recognized at cost subject to the *Niederstwertprinzip* (principle of recognition at the lower of cost and market). Write-downs were carried out insofar as the cost of the item of inventory was above its exchange price or fair value on the balance-sheet date or if limited usability or longer periods of storage had impaired its value.

Provisions for Liabilities and Charges

All provisions relating to so-called *social capital* (provisions for retirement benefits, severance payments and anniversary bonuses) were measured using the projected unit credit method in conformity with *IAS 19 (Employee Benefits)*.

The actuarial computation of retirement benefit commitments for active employees was based on an interest rate of 5.25 per cent *per annum* and an effective salary increase of 3 per cent *per annum* or an individual career trend of 1.5 per cent *per annum*. The parameters for pensioners were an interest rate of 5.25 per cent *per annum* and an anticipated increase in retirement benefits of 1.5 per cent *per annum*. Calculations were based on an

assumed retirement age of 60 for women and 65 for men, subject to transitional statutory requirements and special arrangements agreed in individual contracts.

The computation of severance payments and anniversary bonuses was likewise based on an interest rate of 5.25 per cent *per annum*, an average salary rise of 3 per cent *per annum* and an individual career trend of 1.5 per cent *per annum.*

The biometrical basis for the computation of all provisions relating to social capital was provided by *1999-P-Rech-nungsgrundlagen die Pensionsversicherung* (computational framework for pension insurance) – *Pagler & Pagler*, using the variant for salaried employees.

Other provisions were also allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the resulting interest effect, these provisions were not discounted.

Income Tax

Income tax was recognized and calculated in conformity with *IAS 12* applying the balance-sheet orientated liability method. Deferred taxes were computed on the basis of all temporary differences in recognition and measurement between the Consolidated Balance Sheet and the tax base that were going to balance out in subsequent periods under consideration of the tax scales applicable in the countries concerned. Deferred tax assets were capitalized with respect to tax loss carryforwards insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deferred tax assets were offset against deferred tax liabilities on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded under *Other assets* or *Tax provisions.*

Trust Activities

In conformity with *IAS 30*, transactions arising within the scope of the management or placement of assets for account of third parties were not recorded on the Balance Sheet. Commission arising from such transactions was recorded under *Net commission income.*

Notes to the Income Statement

(1) Net interest income

	2003	2004
	in € thousands	
Interest income	**1,109,080**	**1,662,866**
from loans and advances to banks	196,851	351,619
from loans and advances to customers	758,404	1,031,343
from other current financial assets	39,125	44,769
from financial investments	22,410	120,964
from receivables under finance leases	81,965	102,727
from derivative financial instruments (non-trading)	10,325	11,444
Current income	**5,104**	**3,461**
from shares and other variable-yield securities	253	132
from interests in subsidiaries	59	1,940
from companies accounted for using the equity method	1,590	1,167
from other equity participations	3,202	222
Other interest-like income	**2,884**	**1,024**
Interest and similar income, Total	**1,117,068**	**1,667,351**
Interest expenses	**(547,323)**	**(852,977)**
on deposits from banks	(231,234)	(285,127)
on deposits from customers	(277,403)	(513,638)
on liabilities evidenced by paper	(19,953)	(31,069)
on subordinated capital	(6,610)	(13,515)
on derivative financial instruments (non-trading)	(12,123)	(9,628)
Other interest-like expenses	**(6,064)**	**(8,580)**
Interest expenses and similar charges, Total	**(553,387)**	**(861,557)**
Net interest income	**563,681**	**805,794**

Interest margins in relation to the pertinent averages of the bases of assessment in question developed as follows:

	2003	2004
	in %	
Interest margin (in relation to balance-sheet total)	3.25	3.31
Interest margin (in relation to risk-weighted assets in the banking book)	5.36	5.68

(2) Provisioning for impairment losses

Provisioning for impairment losses arising from on-balance-sheet and off-balance-sheet transactions broke down as follows:

	2003	2004
	in € thousands	
Allocated to the provision for impairment losses	(290,485)	(225,307)
Released from the provision for impairment losses	215,234	97,507
Direct write-downs	(16,032)	(26,702)
Recovery of written-down claims	3,684	16,905
Total	**(87,599)**	**(137,597)**

Details of the provision for impairment losses on loans and advances are provided under point 14 (*Impairment losses on loans and advances*).

	2003	2004
	in %	
Net provisioning ratio (in relation to risk-weighted assets)[1]	0.68	0.70
Net provisioning ratio (in relation to loans outstanding[2]	0.51	0.54
Loss rate[3]	0.09	0.15
Portfolio rate[4]	1.67	1.53
Risk/earnings ratio[5]	15.54	17.08

(1) Net allocation to provision for impairment losses in relation to risk-weighted basis of assessment.
(2) Net allocation to provision for impairment losses in relation to total loans outstanding.
(3) Use + direct write-downs + recoveries of written-down claims in relation to total loans outstanding.
(4) Impairment losses on loans and advances in relation to total loans outstanding.
(5) Net provisioning for impairment losses in relation to net interest income.

(3) Net commission income

	2003	2004
	in € thousands	
Payment transfers business	119,774	162,440
Credit and guarantee business	50,485	63,404
Securities business	6,620	10,114
Foreign exchange, notes-and-coin and precious-metals business	12,577	17,708
Other banking services	23,657	44,462
Total	**213,113**	**298,128**

Commission income came to € 395,933 thousand (previous year: € 301,334 thousand). Commission expense came to € 97,805 thousand (previous year: € 88,221 thousand).

(4) Trading profit (loss)

Trading profit (loss) captures all interest and dividend income, funding costs, commission and changes in the value of trading portfolios.

	2003	2004
	in € thousands	
Interest-rate contracts	16,540	13,332
Currency contracts	222,031	206,092
Share-/index-related contracts	3,053	1,437
Total	**241,624**	**220,861**

(5) Net income from financial investments and current financial assets

Net income from financial investments captures gains and losses on remeasurements and sales of securities in the portfolio of financial investments and of equity participations. They include interests in subsidiaries, companies accounted for using the equity method and other companies. Income attributable to available-for-sale securities—recorded under *Other operating profit* (loss) *(Net income from other available-for-sale financial assets)* in prior years—is now recorded under *Net income from financial investments and current financial assets.* The comparative figures have been adjusted accordingly.

	2003	2004
	in € thousands	
Net income from financial investments	**(4)**	**4,137**
Net remeasurements of securities held to maturity	(738)	(92)
Net proceeds from sales of securities held to maturity	—	(90)
Net proceeds from sales of securities originated by the enterprise	354	1,285
Net remeasurements of equity participations	(875)	1,876
of which arising from companies accounted for using the equity method	(688)	(1,471)
Net proceeds from sales of equity participations	1,255	1,158
Net income from other current financial assets	**3,066**	**4,128**
Net remeasurements of current financial assets	259	1,465
Net proceeds from sales of current financial assets	2,807	2,663
Total	**3,062**	**8,265**

(6) General administrative expenses

The Group's consolidated general administrative expenses comprised staff expenses, other administrative outlay and depreciation/amortization/write-downs of tangible and intangible fixed assets. They broke down as follows:

	2003	2004
	in € thousands	
Staff expenses	**(297,239)**	**(380,626)**
of which wages and salaries	(227,452)	(286,449)
of which social security costs	(59,067)	(75,838)
of which voluntary fringe benefits	(10,437)	(17,126)
of which expenditure on severance payments and retirement benefits	(283)	(1,213)
Other administrative outlay	**(274,164)**	**(347,665)**
of which on premises	(78,202)	(92,863)
of which IT costs	(31,188)	(45,950)
of which communication costs	(22,438)	(31,636)
of which legal and consultancy costs	(14,488)	(23,057)
of which advertising and entertainment expenses	(35,625)	(46,271)
of which deposit guarantee costs	(20,560)	(23,781)
of which office expenses	(9,908)	(12,683)
of which other items	(61,756)	(71,424)
Depreciation/amortization/write-downs of tangible and intangible fixed assets	**(87,233)**	**(95,057)**
of which tangible fixed assets	(58,463)	(71,875)
of which intangible fixed assets	(28,612)	(22,030)
of which let leased assets	(158)	(1,152)
Total	**(658,636)**	**(823,348)**

(7) Other operating profit (loss)

Among other things, *Other operating profit (loss)* captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets as well as income from write-ups of tangible and intangible fixed assets.

The *Net result from hedge accounting*, likewise included in this item, results from remeasurements of hedging instruments and the underlying hedged items. *Net income from other current financial assets* included in

this item in prior years is now included in *Net income from financial investments and current financial assets*. Prior-year figures have been adjusted accordingly.

	2003	2004
	in € thousands	
Revenues from non-banking activities	16,130	27,348
Expenses arising from non-banking activities	(9,658)	(15,593)
Net result from hedge accounting	(1,118)	(3,140)
Net income from other derivative instruments	2,727	(766)
Net income from the disposal of tangible and intangible fixed assets	5,562	(2,278)
Other taxes	(19,147)	(21,516)
Amortization/write-downs of goodwill	(6,216)	(21,284)
Net income from the release of negative goodwill	7,479	1,997
Other operating income	41,512	77,218
Other operating expenses	(35,813)	(71,856)
Total	**1,456**	**(29,870)**

Other operating income and *Other operating expenses* consist primarily of transitory items resulting from the joint sale of our own financial services and services rendered by third parties (e.g. insurers).

During the year under review, the Group recorded income of 1,997 thousand (2003: 7,479 thousand) from the release of negative goodwill that arose within the scope of first-time consolidation prior to 1 April 2004. *Other operating profit (loss)* also includes amortization/write-downs of goodwill that arose prior to 1 April 2004 and goodwill arising from capital consolidation at the amount of 21,284 thousand (2003: 6,216 thousand). That total includes an unscheduled write-down of goodwill at the amount of 9,037 thousand.

(8) Income tax

Expenditure on income tax broke down as follows:

	2003	2004
	in € thousands	
Current income tax	(52,005)	(68,826)
of which in Austria	(4,526)	(540)
of which abroad	(47,479)	(68,286)
Deferred taxes	2,752	(2,148)
Total	**(49,253)**	**(70,974)**

The following transitional account shows the connection between profit for the year and the effective tax burden:

	2003	2004
	in € thousands	
Profit before tax	276,701	342,233
Theoretical income tax expense in the financial year based on the domestic income tax rate of 34 per cent	(94,078)	(116,359)
Effect of divergent foreign tax rates	24,805	(14,666)
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	60,410	87,104
Increase in the tax burden because of non-tax-deductible expenses	(41,625)	(20,615)
Other	1,235	(6,438)
Effective tax burden	**(49,253)**	**(70,974)**

(9) Earnings per share

	2003	2004
	in € thousands	
Profit	178,733	210,944
Less preference dividend for Genussrechte (profit participation rights)	—	(482)
Adjusted profit	**178,733**	**210,462**
Average number of ordinary shares outstanding during period (units)	50,000,000	54,084,699
Earnings per share (€)	**3.57**	**3.89**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical to diluted earnings per share.

(10) Segment reporting

(10a) Segment reporting by business segment

The basis for primary segment reporting within the meaning of *IAS 14* is *Raiffeisen International*'s internal management reporting system, whose primary reporting format was mainly customer-orientated. Business segmentation takes place as follows:

- Corporate Customers
- Retail Customers
- Treasury
- Participations and Other.

There were minor changes in 2004 compared with prior years, as described below.

The Corporate Customers segment encompasses business with large corporates and middle market companies from Central and Eastern Europe (CEE) as well as companies from other countries that are active in the CEE region, including especially multinationals. The criteria for inclusion are variables like revenues, profit and size of workforce.

The demarcation of the *Corporate Customers* segment from the *Retail Customers* segment was standardized during the year under review. To be included in the *Corporate Customers* segment, small and medium-sized enterprises must either have annual sales of at least € 5 million or clearly have something to do with project or trade finance. All other small and medium-sized enterprises are included in the *Retail SME* subsegment within the *Retail Customers* segment. That standardization of the classification process – which used to take place locally depending on the size of the Group unit in question – has led to a slight shift in favour of the *Retail Customers* segment. However, calculating the extent of that shift would have been unreasonably complex and therefore was not done.

This segment also encompasses business with the public sector and with companies owned by state-owned entities and institutions (*Public Sector*). In addition, the segment also encompasses business with banks, financial service providers and insurers (*Financial Institutions*).

Banks includes Austrian and foreign corporate, retail and private banks. This segment also includes supranational institutions like the *World Bank*, the *European Bank for Reconstruction and Development* (*EBRD*), the *European Investment Bank* (*EIB*) and the *International Monetary Fund* (*IMF*). *Financial service providers* includes brokers and asset managers such as investment banks, investment fund companies, finance leasing companies and other companies that perform activities connected with the credit industry. The *insurers* sub-segment encompasses all kinds of insurer and reinsurer. That includes property, health, life and pension insurers.

Public sector includes all public sector entities such as ministries, provinces, municipalities and similar public corporations. Embassies and trade representations also belong to this sub-segment.

Because of the rather limited contribution to the consolidated results of *Raiffeisen International* made by *Public Sector* and *Financial Institutions*, their results are now included in the *Corporate Customers* segment, having still been reported separately in prior years.

The Retail Customers segment encompasses all private individuals (*Consumers*), the self-employed (*Professionals*) and small and medium-sized enterprises with annual revenues of less than € 5 million (*Retail SME*). The line includes predominantly standardized products like passbooks, saving deposits, time deposits and current and salary accounts, personal loans, overdrafts, credit cards and mortgages and other loans granted for specific purposes.

Earnings from *Private Banking* services provided by a number of Group units are also included in this customer segment. They employ an individualized advisory approach that targets high net worth individuals and provide asset management services.

The Treasury sub-segment encompasses the Treasury departments' trading for their own account as well as investment banking activities, which are only carried out by a few Group units.

Treasury encompasses proprietary trading and the Group's own positions in on-balance-sheet and off-balance-sheet interest-rate and currency products (futures, options), which include money-market business, foreign exchange business, cash management, refinancing and asset/liability management (covering with matching assets).

Pure trading in financial instruments is centrally steered and is subject to strictly controlled limits. In addition, *Raiffeisen International* has a portfolio of medium-term and long-term financial investments.

Whereas the entirety of the Group's proprietary trading activities are included in this segment, some Treasury transactions carried out on customer's account are recognized in other segments, including *Retail Customers and,* above all, *Corporate Customers*. Components of proceeds that exceed market prices are assigned to the customer segments.

Besides non-banking activities, the Participations and Other segment also encompasses the management of equity participations. In addition, the segment encompasses other cross-segment activities, including in particular those carried out by parent company *Raiffeisen International Bank-Holding AG.*

Raiffeisen International employs two central steering benchmarks:

Return on Equity before tax states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The Cost/Income Ratio expresses the cost efficiency of business segments. The cost/income ratio is measured using the ratio of general administrative expenses to the total of *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Operating profit (loss)* (but adjusted to allow for the net result from hedge accounting and other derivative instruments).

Segment reporting is based on *Raiffeisen International*'s internal management reporting system, which takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are *Net interest income*, *Net commission income*, *Trading profit (loss)* and *Other operating profit (loss)*, whereby net interest income is calculated using the market-interest-rate method. The interest reward from equity is apportioned to individual segments on the basis of regulatory capital requirements and recognized under *Net interest income*.

Provisioning for impairment losses consists of net allocations to valuation reserves for counterparty risks and direct write-downs as well as amounts recovered from written-down claims. *General administrative expenses* includes direct and indirect costs. Direct costs (*Staff expenses* and *Other administrative outlay*) are incurred by individual business segments, whereas indirect costs are apportioned on the basis of agreed ratios.

Year Ended December 31, 2004	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			in € thousands		
Net interest income	314,491	407,038	76,687	7,578	805,794
Provisioning for impairment losses	(75,314)	(62,545)	(23)	285	(137,597)
Net interest income after provisioning	239,177	344,493	76,664	7,863	668,197
Net commission income	124,797	179,769	(7,793)	1,355	298,128
Trading profit (loss)	79,325	67,117	72,848	1,570	220,861
Net income from financial investments and current financial assets	(21)	(2,139)	7,298	3,128	8,265
General administrative expenses	(219,074)	(542,581)	(32,755)	(28,938)	(823,348)
Other operating profit (loss)	5,438	(4,156)	(4,392)	(26,759)	(29,870)
Profit before tax	**229,642**	**42,502**	**111,870**	**(41,781)**	**342,233**
Basis of assessment (*weighted for market risk*)	9,982,477	4,778,249	4,307,836	569,776	19,638,338
Own funds requirement	798,598	382,260	344,627	45,582	1,571,067
Average number of staff	4,711	14,554	534	1,004	20,803
Cost/income ratio	41.8%	83.5%	23.2%	—	63.4%
Average equity	780,428	373,562	336,785	44,545	1,535,320
Return on equity (before tax)	29.4%	11.4%	33.2%	—	22.3%

Year Ended December 31, 2003	Corporate Customers	Retail Customers	Treasury	Participations and Other	Total
			in € thousands		
Net interest income	300,267	244,300	20,053	(939)	563,681
Provisioning for impairment losses	(44,323)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning	255,944	203,903	19,816	(3,580)	476,082
Net commission income	122,761	90,011	(727)	1,067	213,113
Trading profit (loss)	75,830	46,964	95,073	23,757	241,624
Net income from financial investments and current financial assets	2	—	1,220	1,840	3,062
General administrative expenses	(237,974)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit (loss)	4,429	838	1,388	(5,199)	1,456
Profit before tax	**220,991**	**(23,783)**	**87,368**	**(7,875)**	**276,701**
Basis of assessment (*weighted for market risk*)	8,231,758	2,621,366	1,469,486	479,084	12,801,694
Own funds requirement	658,541	209,709	117,559	38,327	1,024,135
Average number of staff	5,773	10,033	482	1,011	17,299
Cost/income ratio	47.3%	95.7%	25.7%	—	64.7%
Average equity	737,490	234,850	131,652	42,922	1,146,914
Return on equity (before tax)	33.6%	(10.1%)	66.4%	—	24.1%

(10b) Segment reporting by geographical market

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group units concerned.

In line with the Group's internal corporate strategy reorientation, markets were redefined somewhat in the year under review. Prior-year figures were adjusted accordingly. The current regional reporting segments are described below:

- Central Europe (CE)
  This segment contains the five countries that joined the EU on 1 May 2004 in which *Raiffeisen International* operates. They are the Czech Republic, Hungary, Poland, Slovakia and Slovenia.

- Southeastern Europe (SEE)
  Southeastern Europe includes Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Serbia and Montenegro (including Kosovo) and Romania.
- Commonwealth of Independent States (CIS)
  This segment contains the members of the Commonwealth of Independent States created primarily from parts of the former Soviet Union. *Raiffeisen International* is active in Belarus, Russia and the Ukraine and, since the beginning of 2005, Kazakhstan.

Income items and head office costs in Austria, most of which accrue within the holding company, are apportioned between the above segments according to their cause. If a direct allotment is impossible, apportionment is based on other criteria such as holdings of risk-weighted assets.

Regional breakdown by domicile of each Group unit taking funding costs into account:

Year Ended December 31, 2004	CE	SEE	CIS	Total
		in € thousands		
Net interest income	420,655	263,057	122,082	805,794
Provisioning for impairment losses	(69,429)	(44,629)	(23,539)	(137,597)
Net interest income after provisioning	351,226	218,428	98,543	668,197
Net commission income	134,444	118,817	44,868	298,128
Trading profit (loss)	123,090	65,117	32,654	220,861
Net income from financial investments and current financial assets	5,658	2,645	(38)	8,265
General administrative expenses	(438,204)	(294,375)	(90,769)	(823,348)
Other operating profit (loss)	(13,452)	(9,824)	(6,595)	(29,870)
Profit before tax	**162,763**	**100,808**	**78,662**	**342,233**
Total assets	15,087,569	10,466,329	3,353,224	28,907,122
Basis of assessment (*weighted for market risk*)	10,902,339	5,937,631	2,798,368	19,638,338
Own funds requirement	872,188	475,010	223,869	1,571,067
Average number of staff	8,312	8,999	3,494	20,803
Cost/income ratio	65.5%	67.4%	46.9%	63.4%
Average equity	852,342	464,202	218,776	1,535,320
Return on equity (before tax)	19.1%	21.7%	36.0%	22.3%

Year Ended December 31, 2003	CE	SEE	CIS	Total
		in € thousands		
Net interest income	318,405	172,090	73,186	563,681
Provisioning for impairment losses	(52,148)	(23,508)	(11,943)	(87,599)
Net interest income after provisioning	266,257	148,582	61,243	476,082
Net commission income	97,956	72,476	42,680	213,113
Trading profit (loss)	142,608	53,569	45,447	241,624
Net income from financial investments and current financial assets	1,695	(5)	1,371	3,062
General administrative expenses	(377,211)	(215,797)	(65,628)	(658,636)
Other operating profit (loss)	4,874	824	(4,242)	1,456
Profit before tax	**136,180**	**59,649**	**80,871**	**276,701**
Total assets	11,778,467	5,657,053	2,627,109	20,062,629
Basis of assessment (*weighted for market risk*)	7,607,527	3,497,860	1,696,307	12,801,694
Own funds requirement	608,603	279,829	135,705	1,024,135
Average number of staff	7,378	6,701	3,220	17,299
Cost/income ratio	67.1%	72.1%	41.8%	64.7%
Average equity	681,564	313,376	151,974	1,146,914
Return on equity (before tax)	20.0%	19.0%	53.2%	24.1%

Notes to the Balance Sheet

(11) Cash reserve

	2003	2004
	in € thousands	
Cash in hand	410,674	443,121
Balances at central banks	1,338,303	1,452,235
Total	**1,748,977**	**1,895,356**

(12) Loans and advances to banks

	2003	2004
	in € thousands	
Giro and clearing business	541,308	687,708
Money-market business	2,884,571	3,330,852
Loans to banks	94,402	752,572
Purchased receivables	196	8,047
Accounts receivable under finance leases	25	224
Total	**3,520,502**	**4,779,403**

Purchased receivables comprises receivables of € 8,047 thousand (2003: € 196 thousand) classified as held to maturity.

Loans and advances to banks breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	489,852	1,312,854
Southeastern Europe (SEE)	506,866	998,363
Commonwealth of Independent States (CIS)	308,116	241,957
Domestic (Austria)	1,321,139	842,380
Other countries	894,529	1,383,849
Total	**3,520,502**	**4,779,403**

(13) Loans and advances to customers

Loans and advances to customers breaks down as follows:

	2003	2004
	in € thousands	
Credit business	7,066,988	9,488,075
Money-market business	1,717,769	2,313,308
Receivables under mortgage loans	1,881,541	2,874,693
Purchased receivables	58,194	240,224
Accounts receivable under finance leases	982,111	1,325,705
Total	**11,706,603**	**16,242,005**

Purchased receivables comprises receivables of € 240,224 thousand (2003: € 58,194 thousand) classified as held to maturity.

Loans and advances to customers breaks down into business segments as follows:

	2003	2004
	in € thousands	
Public sector	719,445	453,513
Corporate customers	8,248,008	9,331,098
Retail customers	2,658,617	6,294,882
Other	80,533	162,512
Total	**11,706,603**	**16,242,005**

Loans and advances to customers breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	6,795,444	8,726,298
Southeastern Europe (SEE)	3,211,937	4,959,828
Commonwealth of Independent States (CIS)	1,472,267	2,343,356
Domestic (Austria)	12,538	2,736
Other countries	214,417	209,787
Total	**11,706,603**	**16,242,005**

(14) Impairment losses on loans and advances

Provisioning for impairment losses was carried out applying homogeneous Group-wide standards and covered all recognizable counterparty risks. The following breakdown of impairment losses on loans and advances shows their development during the financial year and the balance-sheet items that underlie the entry for *Impairment losses on loans and advances*:

	On January 1, 2004	Change in scope of consolidation	Allocated**	Released	Used	Transfers, Exchange differences	On December 31, 2004
			in € thousands				
Counterparty risks	*267,689*	*217*	*211,014*	*(83,202)*	*(38,809)*	*7,033*	*363,942*
Loans/advances to banks	165	—	218	(24)	—	(2)	357
of which in Austria	—	—	—	—	—	—	—
of which in other countries	165	—	218	(24)	—	(2)	357
Loans/advances to customers	267,524	217	210,796	(83,178)	(38,809)	7,035	363,585
of which in Austria	2,922	—	138	(2,799)	—	243	504
of which in other countries	264,602	217	210,658	(80,379)	(38,809)	6,792	363,081
*General provisions**	*4,243*	—	*225*	*(1,982)*	—	*(172)*	*2,314*
Subtotal	**271,932**	**217**	**211,239**	**(85,184)**	**(38,809)**	**6,861**	**366,256**
Risks arising from off-balance-sheet items	*13,863*	—	*23,864*	*(12,323)*	—	*2,161*	*27,565*
Total	**285,795**	**217**	**235,103**	**(97,507)**	**(38,809)**	**9,022**	**393,821**

* *General risks within the meaning of IAS 30.45.*

** *Allocations inclusive of direct write-downs and recoveries of receivables already written down.*

(15) Trading assets

Trading assets consists of the following securities and derivative instruments held for trading:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**1,346,249**	**2,032,805**
of which public-authority debt instruments eligible for refinancing	731,370	1,002,572
of which other debt instruments issued by the public sector	481,562	492,367
of which bonds and debt securities issued by other issuers	133,317	537,866
Shares and other variable-yield securities	**16,684**	**11,378**
of which shares and other securities	15,138	9,911
of which investment fund units	1,451	1,467
of which other securities	95	—
Positive fair values arising from derivative financial instruments	**117,408**	**384,207**
of which interest-rate contracts	16,773	44,691
of which exchange-rate contracts	100,635	339,516
Overnight and fixed deposits held for trading	—	18,632
Total	**1,480,341**	**2,447,022**

(16) Other current financial assets

Other current financial assets contains the following available-for-sale securities:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**602,286**	**601,942**
of which public-authority debt instruments eligible for refinancing	375,052	367,868
of which other debt instruments issued by the public sector	103,162	62,478
of which bonds and debt securities issued by other issuers	98,112	144,952
of which debt securities originated by the enterprise	25,960	26,644
Shares and other variable-yield securities	**21,452**	**10,402**
of which shares	13,222	867
of which investment fund units	8,230	9,535
Total	**623,738**	**612,344**

(17) Financial investments

Financial investments contains securities held to maturity and strategic equity participations held on a long-term basis:

	2003	2004
	in € thousands	
Debt securities and other fixed-interest securities	**426,487**	**2,293,503**
of which public-authority debt instruments eligible for refinancing	72,754	1,347,618
of which other debt instruments issued by the public sector	197,010	596,879
of which bonds and debt securities issued by other issuers	156,723	349,006
Equity participations	**38,485**	**73,983**
of which interests in subsidiaries	16,776	18,120
of which interests in companies accounted for using the equity method	11,403	15,128
of which other equity participations	10,306	40,735
Total	**464,972**	**2,367,486**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,209 thousand (2003: € 9,079 thousand).

(18) Intangible fixed assets

	2003	2004
	in € thousands	
Goodwill	34,975	74,858
Other intangible fixed assets	72,569	102,182
Total	**107,544**	**177,040**

(19) Tangible fixed assets

	2003	2004
	in € thousands	
Land and buildings used by the Group for its own operations	121,256	159,755
Other land and buildings	6,883	6,690
Other tangible fixed assets, office furniture and equipment	197,093	253,532
Let leased assets	8,245	21,037
Total	**333,477**	**441,014**

Obligations arising from the use of tangible fixed assets not shown on the Balance Sheet during the 2005 financial year will come to € 52,980 thousand (previous year: € 16,352 thousand). Such obligations during the five years following the year under review will come to € 262,831 thousand (previous year: € 72,209 thousand).

The fair value of *Other land and buildings* (*Investment Property*) was € 7,350 thousand (2003: € 6,883 thousand).

(20) Development of fixed assets

	Cost of acquisition or conversion						
	On January 1, 2004	Effect of change in scope of consolidation	Exchange differences	Additions	Disposals	Transfers	On December 31, 2004
				in € thousands			
Financial investments	**466,946**	**1,183,660**	**64,986**	**2,715,912**	**(2,064,257)**	**—**	**2,367,247**
Debt securities and other fixed-interest securities	427,684	1,185,449	63,233	2,681,524	(2,063,144)	—	2,294,746
Interests in subsidiaries	18,630	(1,789)	434	2,266	(710)	—	18,831
Interests in companies accounted for using the equity method	10,345	—	971	3,059	—	—	14,375
Other equity participations	10,287	—	349	29,063	(403)	—	39,296
Intangible fixed assets	**192,491**	**63,094**	**7,110**	**57,404**	**(16,073)**	**3,131**	**307,157**
Goodwill	47,978	61,814	(1,449)	56	—	—	108,399
Other intangible fixed assets	144,513	1,280	8,559	57,348	(16,073)	3,131	198,758
Tangible fixed assets	**613,454**	**26,500**	**25,687**	**191,526**	**(72,739)**	**(3,131)**	**781,297**
Land and buildings used by the Group for its own operations	191,393	15,608	6,108	30,390	(11,826)	4,785	236,458
Other land and buildings	11,186	4	1,215	2,278	(1,389)	(1,868)	11,426
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	402,141	10,888	18,083	147,385	(59,510)	(8,369)	510,618
Let leased assets	8,734	—	280	11,473	(14)	2,321	22,794
Total	**1,272,891**	**1,273,254**	**97,784**	**2,964,842**	**(2,153,069)**	**—**	**3,455,702**

	Write-ups, write-downs, remeasurements			Carrying amounts on December 31,	
	cumulative	write-ups	write-downs	2003	2004
	in € thousands				
Financial investments	**239**	**3,746**	**(3,179)**	**464,972**	**2,367,486**
Debt securities and other fixed-interest securities	(1,242)	666	(1,657)	426,487	2,293,503
Interests in subsidiaries	(711)	492	(16)	16,776	18,120
Interests in companies accounted for using the equity method	753	1,167	(1,471)	11,402	15,128
Other equity participations	1,439	1,421	(35)	10,306	40,735
Intangible fixed assets	**(130,118)**	**—**	**(43,314)**	**107,544**	**177,040**
Goodwill	(33,541)	—	(21,284)	34,975	74,858
Other intangible fixed assets	(96,577)	—	(22,030)	72,569	102,182
Tangible fixed assets	**(340,283)**	**181**	**(73,027)**	**333,477**	**441,014**
Land and buildings used by the Group for its own operations	(76,704)	—	(7,121)	121,256	159,755
Other land and buildings	(4,737)	—	(1,275)	6,883	6,690
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(257,086)	176	(63,479)	197,093	253,532
Let leased assets	(1,757)	5	(1,152)	8,245	21,037
Total	**(470,162)**	**3,927**	**(119,519)**	**905,992**	**2,985,540**

The acquisition in Albania mainly affected fixed assets in the *Financial investments* (*Debt securities*) and *Intangible fixed assets* (*Goodwill*) categories. Additions to *Intangible fixed assets* and *Tangible fixed assets* did not include any appreciable single investments.

(21) Other assets

	2003	2004
	in € thousands	
Tax assets	22,875	29,045
of which current tax assets	9,260	10,889
of which deferred tax assets	13,615	18,156
Receivables arising from non-banking activities	18,221	24,239
Prepayments and other deferrals	75,679	97,983
Positive fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	716	1,046
of which interest-rate contracts	716	1,030
of which share-/index-related contracts	—	16
Positive fair values of other derivative financial instruments	15,307	43,212
of which interest-rate contracts	1,439	1,604
of which exchange-rate contracts	13,868	41,608
Other assets	215,609	116,183
Total	**348,407**	**311,708**

Insofar as they satisfied the prerequisites for hedge-accounting within the meaning of *IAS 39*, derivative financial instruments were measured at their fair values (dirty prices) in their function as hedging instruments. The hedged items underlying fair-value hedges were loans and advances to banks. The hedged risks were interest-rate risks.

This item also includes the positive fair values of derivative financial instruments that were neither held for trading nor fair-value hedging instruments within the meaning of *IAS 39*. The positive fair values of derivative financial instruments reported under *Other available-for-sale financial assets* in prior years were now recognized

in *Other assets* and the comparative figures were adjusted accordingly. Changes in the carrying amounts of the hedged items underlying fair value hedges within the meaning of *IAS 39* were recognized under the appropriate balance-sheet headings.

(22) Deposits from banks

Deposits from banks breaks down as follows:

	2003	2004
	in € thousands	
Giro and clearing business	319,847	351,850
Money-market business	2,440,697	2,672,505
Long-term finance	2,559,200	3,595,410
Total	**5,319,744**	**6,619,765**

Deposits from banks breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	683,593	1,079,254
Southeastern Europe (SEE)	166,323	285,067
Commonwealth of Independent States (CIS)	103,237	116,826
Domestic (Austria)	2,529,477	2,534,417
Other countries	1,837,115	2,604,201
Total	**5,319,744**	**6,619,765**

(23) Deposits from customers

Deposits from customers breaks down into product groups as follows:

	2003	2004
	in € thousands	
Sight deposits	4,540,211	6,896,160
Time deposits	6,672,180	10,315,006
Savings deposits	870,381	958,295
Total	**12,082,772**	**18,169,461**

Deposits from customers breaks down into customer segments as follows:

	2003	2004
	in € thousands	
Public sector	495,405	706,735
Corporate customers	6,038,365	6,798,837
Retail customers	5,453,117	10,466,000
Other	95,885	197,889
Total	**12,082,772**	**18,169,461**

Deposits from customers breaks down along geographical lines as follows:

	2003	2004
	in € thousands	
Central Europe (CE)	7,333,206	9,249,165
Southeastern Europe (SEE)	3,248,959	6,405,364
Commonwealth of Independent States (CIS)	1,030,526	1,629,212
Domestic (Austria)	24,196	310,312
Other countries	445,885	575,408
Total	**12,082,772**	**18,169,461**

Notes to the Balance Sheet—(Continued)

(24) Liabilities evidenced by paper

	2003	2004
	in € thousands	
Issued debt securities	258,228	368,895
Issued money-market instruments	3,464	5,852
Other liabilities evidenced by paper	171,216	287,711
Total	**432,908**	**662,458**

(25) Provisions for liabilities and charges

	On January 1, 2004	Change in scope of consolidation	Allocated	Released	Used	Transfers, Exchange differences	On December 31, 2004
Severance payments	262	—	136	—	(18)	(1)	379
Retirement benefits	42	—	50	(22)	—	20	90
Taxes	28,701	—	34,833	(6,161)	(6,066)	1,466	52,773
of which current	10,315	—	25,611	(1,513)	(6,066)	769	29,116
of which deferred	18,386	—	9,222	(4,648)	—	697	23,657
Guarantees and sureties	13,863	—	23,864	(12,323)	—	2,160	27,564
Other	23,718	1,012	20,399	(5,609)	(9,070)	1,112	31,562
Total	**66,587**	**1,012**	**79,282**	**(24,115)**	**(15,154)**	**4,757**	**112,368**

Other provisions for liabilities and charges consists largely of provisions for legal cases and unused vacation rights.

Deferred taxes breaks down as follows:

	2003	2004
	in € thousands	
Deferred tax assets	13,615	18,156
Provisions for deferred tax liabilities	(18,386)	(23,657)
Net deferred taxes	**(4,771)**	**(5,501)**

Net deferred taxes resulted from the following items:

	2003	2004
	in € thousands	
Impairment losses on loans and advances	15,701	17,020
Tangible and intangible fixed assets	5,656	2,727
Other assets	2,774	31,354
Provisions for liabilities and charges	4,025	5,121
Other liabilities	11,082	56,570
Tax loss carryforwards	2,133	4,875
Other balance-sheet items	63,924	35,796
Deferred tax assets	**105,295**	**153,463**
Loans and advances to banks	20,618	965
Loans and advances to customers	6,607	5,328
Trading assets	15,025	58,038
Financial investments	3,484	2,919
Other liabilities	30,237	42,242
Other balance-sheet items	34,095	49,472
Deferred tax liabilities	**110,066**	**158,964**
Net deferred taxes	**(4,771)**	**(5,501)**

The Consolidated Financial Statements contain capitalized benefits from as yet unused tax loss carryforwards at the amount of € 4,875 thousand. The bulk of tax loss carryforwards was capable of being carried forward for an unlimited period.

No tax deferrals were capitalized for tax loss carryforwards of € 14,532 thousand because there appeared to be no prospect of being able to realize them within a reasonable period at the time.

(26) Trading liabilities

	2003	2004
	in € thousands	
Negative fair values arising from derivative financial instruments	114,843	408,347
of which arising from interest-rate contracts	25,362	85,257
of which arising from exchange-rate contracts	89,481	323,050
of which arising from share-/index-related contracts	—	40
Overnight and fixed deposits held for trading	—	1,597
Total	**114,843**	**409,944**

(27) Other liabilities

	2003	2004
	in € thousands	
Liabilities arising from non-banking activities	22,252	35,158
Deferred items	22,211	44,956
Negative fair values of derivative hedging instruments within the scope of fair-value hedges within the meaning of IAS 39	2,374	4,030
of which arising from interest-rate contracts	2,374	487
of which arising from exchange-rate contracts	—	3,369
of which arising from share-/index-related contracts	—	174
Negative fair values of other derivative financial instruments	19,622	20,182
of which arising from interest-rate contracts	2,620	2,690
of which arising from exchange-rate contracts	17,002	17,492
Other liabilities	290,214	208,299
Total	**356,673**	**312,625**

The negative fair values of derivative hedging instruments within the scope of fair value hedges within the meaning of *IAS 39*, recognized under *Available for sale financial assets* in prior years, were now recognized under *Other liabilities*. The comparative figures have been adjusted accordingly.

(28) Subordinated capital

	2003	2004
	in € thousands	
Subordinated obligations	252,405	422,698
Supplementary capital	58,179	21,000
Total	**310,584**	**443,698**

€ 377,873 thousand of total subordinated capital was furnished by *Raiffeisen Zentralbank AG* (2003: € 310,584 thousand).

(29) Equity and minorities

	2003	2004
	in € thousands	
Equity	**924,005**	**1,628,902**
Subscribed capital	50,000	382,140
Capital reserves	770,483	935,410
Retained earnings	103,522	311,352
Profit	**178,733**	**210,944**
Minorities	**275,780**	**336,957**
Total	**1,378,518**	**2,176,803**

The issued share capital of *Raiffeisen International Bank-Holding AG* was subdivided into 62,500 thousand no-par shares with a total nominal value of € 380,434,782.61.

Pursuant to a resolution of the Extraordinary General Meeting of Shareholders held on 19 July 2004, the company's share capital was increased by 7.5 million no-par shares or a nominal total of € 300,000 thousand. The transaction was fully subscribed.

During a further Extraordinary General Meeting of Shareholders held on 15 October 2004, it was decided to open the company to outside shareholders. *RZB* waived its rights and subscribed capital was thus increased by five million no-par shares or € 30,435 thousand subscribed by the *European Bank for Reconstruction and Development* (*EBRD*) and the *International Finance Corporation* (*IFC*). In the course of the capital increase, the amount of € 169,565 thousand (less issuing costs) was booked to the *Capital Reserves* as a premium.

A resolution of the General Meeting of Shareholders held on 3 May 2004 authorized the Managing Board to issue *Genussrechte* (profit participation rights) up to a total amount of € 4,000 thousand. € 1,705 thousand of that total was issued during the year under review. The profit participation rights were recognized under *Subscribed capital.* These profit participation rights constitute a bonus system for the officers and senior staff of *Raiffeisen International.* They are issued for the duration of the Company and attest to a right to participate in its current profits and losses (as calculated using a formula laid down in the Terms and Conditions of Issue) and in winding-up profit. The profit base as calculated for 2004 was € 482 thousand. The holding of a profit participation right does not constitute a shareholding.

It is planned to ask the General Meeting of Shareholders on 8 March 2005 to authorize the Managing Board, subject to the consent of the Supervisory Board, to increase the Company's share capital by up to € 67,000 thousand by issuing new shares for capital contributions (authorized capital). The issue price, terms and conditions of issue, time of commencement of the dividend right and the exclusion of subscription rights can be laid down by the Managing Board with the consent of the Supervisory Board.

Moreover, it is planned to ask the General Meeting of Shareholders on 8 March 2005 to resolve to carry out a stock split to increase the number of shares on a two-for-one basis, which would increase the number of shares to 125,000 thousand. In addition, the General Meeting of Shareholders will be asked to approve the conversion of the *Raiffeisen International Bank-Holding AG* share from a registered to a bearer share.

The development of consolidated equity is shown on page F-5.

(30) Breakdown of remaining terms to maturity

Maturities breakdown as of 31 December 2004:

	Due at Call or of Unspecified Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 Year to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	773,999	3,391,443	471,830	85,418	56,713
Loans and advances to customers	1,245,159	2,552,609	4,285,294	5,837,824	2,321,119
Trading assets	39,361	689,431	469,333	567,734	681,163
Other current financial assets	10,377	333,883	95,042	164,894	8,148
Financial investments	73,982	517,497	899,330	846,203	30,473
Deposits from banks	475,565	1,893,555	836,237	2,741,869	672,539
Deposits from customers	7,363,866	7,131,231	2,127,296	548,793	998,274
Liabilities evidenced by paper	—	181,776	90,905	326,097	63,680
Subordinated capital	—	6,848	33	40,217	396,600

Maturities breakdown as of 31 December 2003:

	Due at Call or of Unspecified Maturity	Up to 3 Months	More than 3 Months to 1 Year	More than 1 Year to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other current financial assets	7,777	216,471	212,394	163,013	24,082
Financial investments	38,484	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,114	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

(31) Receivables and payables vis-a-vis related parties

	2003	2004
	in € thousands	
Loans and advances to banks		
Subsidiaries	1,210,903	689,562
Companies accounted for using the equity method	22	22
Other equity participations	21,248	5,105
Loans and advances to customers		
Subsidiaries	145,993	127,235
Companies accounted for using the equity method	5	5
Other equity participations	46,693	105,885
Trading assets		
Subsidiaries	1,860	3,506
Companies accounted for using the equity method	—	667
Other current financial assets		
Subsidiaries	873	25
Companies accounted for using the equity method	15	15

	2003	2004
	in € thousands	
Deposits from banks		
Subsidiaries	2,412,081	2,579,311
Companies accounted for using the equity method	21,254	54,291
Other equity participations	—	9,949
Deposits from customers		
Subsidiaries	19,438	22,806
Companies accounted for using the equity method	130	1,614
Other equity participations	16,494	6,299

(32) Foreign-currency items

The Consolidated Financial Statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2003	2004
	in € thousands	
Assets	13,785,581	20,616,018
Liabilities	13,614,168	18,212,562

(33) Foreign assets/liabilities

Assets and liabilities vis-à-vis counterparties outside Austria developed as follows:

	2003	2004
	in € thousands	
Assets	18,586,846	27,346,940
Liabilities	15,846,888	23,438,056

(34) Expenditure on subordinated obligations

Expenditure on subordinated obligations during the year under review totalled € 13,797 thousand (2003: € 9,307 thousand).

(35) Contingent liabilities and other off-balance-sheet items

The following off-balance-sheet liabilities and commitments existed at year-end:

	2003	2004
	in € thousands	
Contingent liabilities	**1,439,163**	**1,733,636**
of which arising from endorsed bills	1,329	1,693
of which arising from guarantee credits	665,895	743,963
of which arising from other guarantees	600,855	736,279
of which arising from letters of credit	149,570	224,746
of which other contingent liabilities	21,514	26,955
Commitments	**3,065,546**	**4,205,361**
of which arising from irrevocable loan promises/stand-by facilities	1,957,300	2,943,885
up to and including 1 year	1,018,142	1,372,259
more than 1 year	939,158	1,571,626
of which other commitments	1,108,246	1,261,476

(36) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2003	2004
Genuine repurchase agreements (as borrower)	in € thousands	
Deposits from banks	13,083	28,320
Deposits from customers	1,717	12,631
Total	**14,800**	**40,951**

	2003	2004
Genuine reverse repurchase agreements (as lender)	in € thousands	
Loans and advances to banks	1,079	340,453
Loans and advances to customers	44,752	29,855
Total	**45,831**	**370,308**

(37) Assets pledged as collateral

The following items were securitized by assets shown on the Balance Sheet:

	2003	2004
	in € thousands	
Deposits from banks	—	10,160
Deposits from customers	17,669	6,710
Liabilities evidenced by paper	—	51,620
Other liabilities	8,294	—
Contingent liabilities and commitments	17,768	20,746
Total	**43,731**	**89,236**

The following assets on the Balance Sheet were furnished as collateral for the above named obligations:

	2003	2004
	in € thousands	
Loans and advances to banks	37,510	13,393
Trading assets	—	56,479
Other current financial assets	3,955	21,747
Financial investments	4,550	—
Total	**46,015**	**91,619**

(38) Trust activities

Volumes of fiduciary business outstanding on the balance-sheet date that were not recognized on the Balance Sheet developed as follows:

	2003	2004
	in € thousands	
Loans and advances to banks	—	10,349
Loans and advances to customers	11,419	22,583
Financial investments	5,572	6,255
Fiduciary assets	**16,991**	**39,187**
Deposits from banks	2,492	12,139
Deposits from customers	8,927	20,793
Other fiduciary liabilities	5,572	6,255
Fiduciary liabilities	**16,991**	**39,187**

(39) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing either because the counterparty's financial situation was such that no recovery of funds was to be expected or because the counterparty had not discharged its financial obligations for a period of more than 90 days:

	2003	2004
	in € thousands	
Loans and advances to customers	381,925	377,960
Impairment losses on loans and advances	(64,332)	(144,843)
Total	**317,667**	**233,117**

(40) Finance leases

Receivables arising from finance leases developed as follows:

	2003	2004
	in € thousands	
Gross investment value	**1,141,344**	**1,492,848**
Minimum lease payments	1,141,305	1,492,848
up to 3 months	120,462	273,964
from 3 months up to 1 year	316,043	373,560
from 1 year up to 5 years	654,761	784,773
over 5 years	50,039	60,551
Non-guaranteed residual values	39	—
Unrealized financial income	**163,028**	**209,172**
up to 3 months	21,646	24,538
from 3 months up to 1 year	52,755	62,385
from 1 year up to 5 years	79,442	111,576
over 5 years	9,185	10,673
Net investment value	**978,316**	**1,283,676**

Write-offs of unrecoverable minimum lease payments outstanding came to € 25,881 thousand (2003: € 11,211 thousand).

Assets let within the scope of finance leases broke down as follows:

	2003	2004
	in € thousands	
Vehicles leases	599,176	928,718
Real-estate leases	77,110	98,476
Movable property leases	302,030	256,482
Total	**978,316**	**1,283,676**

(41) Risks arising from financial instruments (Risk Report)

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is increasingly becoming a decisive competitive factor. To ensure the long-term success of the Group and to allow its selective growth, *Raiffeisen International*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and country risks, market and liquidity risks and operational risks.

As a subsidiary and key sub-group of *RZB*, *Raiffeisen International* is integrated into *RZB*'s risk management system.

Overall risk management and risk-management structure

Under the Austrian *Bankwesengesetz* (*BWG*: banking act), *RZB* as parent company is obliged to instal a risk management system appropriate to the scope and type of business in question that, in addition to meeting statutory requirements, also meets internal needs for risk control, risk management and risk limiting.

To guarantee coherent and consistent risk management and conformity with all legal and regulatory standards within the *Raiffeisen International Group*, the Managing Board of *Raiffeisen International* decides risk management guidelines within the scope of the framework laid down by the *RZB Group*. The Managing Board of *Raiffeisen International* approves general risk control and risk management principles, limits for the risks in question and the procedures to be used to capture and manage risk. In addition, it initiates measures to optimize the loan portfolio and to relieve strain on the Group's available equity, defines lending policy and loan portfolio management standards and lays down procedures for measuring credit risk.

Risk policy is an integral part of Group management. In other words, profit and risk management in all business segments are systematically linked. Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focus, geographical distribution and segmental subdivision as well as according to exposure size class. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

Raiffeisen International measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

Notes on Financial Instruments—(Continued)

Risk-bearing capacity and managing risk within the Group

Once each quarter, the available covering assets and funds (earnings, reserves, equity) are compared with aggregated risks on a value-at-risk basis in a multistage process. The Group's risk-bearing capacity thereby sets a ceiling on its aggregated overall banking risk. In addition to actual measured risk, existing risk limits are also taken into account. When estimating unexpected losses on an annual basis (so-called economic capital), the Group employs a confidence interval of 99.95 per cent. That figure is based on the probability of default implied by the Group's target rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the Group's continued existence on a going concern basis even applying extreme loss scenarios. Based on that level of risk, a risk-adjusted performance measurement (RAPM) can then be carried out. That in turn is used as a parameter in overall Group management and for the purposes of the associated capital allocations. Economic capital is currently calculated by risk category and Group unit. Further extension of this management instrument is in hand.

Individual risk types in relation to *Raiffeisen International*'s economic capital on 31 December 2004:



Market risk
7%
Credit risk
76%
Operational risk
17%

In parallel with that procedure, risk (VaR) is also calculated on the basis of a confidence interval of 99 per cent. The resulting figure is likewise weighed against a corresponding estimate of risk-bearing capacity.

Market risk

Raiffeisen International defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category encompasses both trading book and banking book positions. Risky positions are the result either of business done for customers or of the deliberate assumption of positions.

Market risk at *Raiffeisen International* is monitored and managed by *RZB* within the scope of a service level agreements (SLA). The rules and procedures for the management of market risks are defined by *RZB* on a Group-wide basis and endorsed by the Managing Board of *Raiffeisen International*. Each *Raiffeisen International Network Bank* has a Market Risk Management Department. Those departments are responsible for day-to-day limit monitoring and weekly reporting to *RZB*.

Raiffeisen International approves, measures, monitors and manages all market risks by setting a variety of limits in coordination with the *RZB Group*. The market risk limit for each Group unit is set according to its risk-bearing capacity and income budgeting. The individual limits set at book level will vary according to the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny throughout the Group.

Value-at-risk is of central importance in setting limits. It is calculated on a weekly basis for all Group units using a variance-covariance matrix and applying a confidence interval of 99 percent. Market data are taken from the preceding year applying a retention period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments are checked using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not provide any specific information about the effects of exceptional extreme market movements. To take such events into account, *Raiffeisen International* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and the application of those simulations to positions. The results are an important substructure for the management of risks.

Risk figures (99%, VaR, 10-day) for market risk in the trading books of *Raiffeisen International*, by risk type, in thousands of euros:

	VaR on December 31, 2004	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest-rate risk	1,699	2,130	1,458	2,592
Currency risk	19,091	19,636	17,023	20,007
Price risk	76	690	76	1,473

	VaR on December 31, 2003	Average VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest-rate risk	6,421	2,389	153	6,421
Currency risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

Raiffeisen International uses the standard methodology within the meaning of the Capital Adequacy Directive to calculate its own funds requirement for the trading book.

Alongside value-at-risk measurement, interest-rate risk in the banking book is also estimated using classical means of capital and interest maturity analysis. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *Raiffeisen International* also employs interest-income scenarios and simulations. Managing the structure of balance sheets is a core task of the Treasury departments at the *Network Banks*, which receive assistance from assets/liabilities management committees.

Interest maturity gaps at *Raiffeisen International* as of 31 December 2004 (in € thousands):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(518)	9,609	66,884	(5,069)
USD	51,694	53,926	30,833	24,923
Other	(100,250)	4,663	143,557	(61,031)

Interest maturity gaps at *Raiffeisen International* as of 31 December 2003 (in € thousands):

Maturity gap	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2004 in € thousands given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.6	(0.0)	(20.6)	3.5
USD	(5.6)	(6.5)	(9.3)	(13.5)
Other	11.3	(4.1)	(45.5)	34.4

The change in the present value of *Raiffeisen International*'s banking book in the year ended 31 December 2003 in € thousands given a simultaneous one-basis-point increase in interest rates:

Change in present value	6–12 Mon	1–2 Yr	2–5 Yr	>5 Yr
EUR	0.8	8.9	(7.5)	6.0
USD	2.6	(1.8)	(3.7)	(1.3)
Other	14.9	30.5	(56.7)	(53.3)

Credit risk

Credit risk within *Raiffeisen International* consists mainly of the default risk that arises from business with retail and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' ratings) and country risks.

Country risks include transfer and convertibility risks and political risk. The measurement of risks associated with sovereign institutions is based on a ten-class rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer risks arising from transactions net of any third-country collateral. Country risk is of secondary importance to *Raiffeisen International* because the *Network Banks* mainly do business within their own countries.

Loans and advances to banks and customers and off-balance-sheet transactions broke down by region as follows:

	2003		2004	
	in € thousands	in %	in € thousands	in %
Hungary	3,996,615	17.8	5,610,480	16.9
Slovakia	3,840,974	17.1	4,697,723	14.1
European Union*	3,304,382	14.7	3,808,870	11.4
Croatia	2,353,308	10.5	3,081,055	9.3
Poland	1,910,618	8.5	2,998,401	9.0
Russia	1,442,476	6.4	2,581,536	7.8
Czech Republic	1,966,763	8.8	2,364,445	7.1
Romania	1,094,586	4.9	2,203,735	6.6
Other	2,551,471	11.3	5,937,732	17.8
Total	**22,461,194**	**100.0**	**33,283,977**	**100.0**

* *Prior-year figures for the new EU members that are not reported separately (EU-10) have also been adjusted.*

Credit management is carried out by risk management departments under instructions from the Managing Board of *Raiffeisen International*. They provide the Managing Board and *RZB* with regular reports on risks in the loan portfolios in question.

Credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board of *Raiffeisen International*. Besides new lending, the areas to which lending decisions pertain also include overdrafts, increases in credit lines, renewals and risk-relevant changes in circumstance compared with the time an original lending decision was made (e.g. with respect to collateral or purpose) as well as the setting of limits for particular borrowers (e.g. issuer limits).

Local risk decisions are delegated to Group units to an extent decided by the Managing Board of *Raiffeisen International* or the Supervisory Board of the Group unit in question. Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from *Front Office* and *Back Office* are always required for a loan to be granted and to ratify the regular re-evaluation of the counterparty risk. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next decision-making level.

The internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that require monitoring. Against the background of the new capital adequacy framework for banks that is currently under development (*Basel II*), the seamless management, monitoring and control of credit risks at *Raiffeisen International* are thus assured.

Raiffeisen International employs risk-classification procedures for assessing counterparty risk (rating procedures, scoring models) when assessing creditworthiness so as to provide an independent assessment of credit risk (as required among others by *Basel II*) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). Throughout the Group, the internal rating models for corporate customers and financial institutions rank creditworthiness in ten classes.

The following table provides a breakdown of loans outstanding to corporate customers in thousands of euros. The *Unrated* category includes retail business as well. The figures for each financial rating class relate to loan amounts outstanding, and the overall assessment also takes furnished collateral into account:

Internal rating	**2003**		**2004**	
	in € thousands	**in %**	**in € thousands**	**in %**
0.5 Minimal Risk	121,198	0.7	15,058	0.1
1.0 Excellent credit standing	664,443	4.1	1,080,018	4.9
1.5 Very good credit standing	353,488	2.2	1,467,315	6.7
2.0 Good credit standing	2,216,471	13.6	1,996,135	9.1
2.5 Average credit standing	1,067,652	6.6	2,020,368	9.2
3.0 Mediocre credit standing	3,588,775	22.1	3,360,293	15.4
3.5 Weak credit standing	1,352,066	8.3	2,360,151	10.8
4.0 Very weak credit standing	2,627,998	16.2	3,162,227	14.5
4.5 Doubtful and/or partial write-off	332,420	2.0	740,053	3.4
5.0 Loss/bankruptcy or similar proceedings	157,889	1.0	180,093	0.8
Unrated	3,787,422	23.3	5,484,400	25.1
Total	**16,269,822**	**100.0**	**21,866,111**	**100.0**

All default definitions have been adapted for the purposes of the IRB approach and the revised definitions have been applied throughout *RZB-Kreditinstitutsgruppe* within the scope of the implementation of *Basel II*. According to the definition employed by *RZB-Kreditinstitutsgruppe*, a default situation exists if a customer is overdue with respect to a material financial obligation to the bank for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a value adjustment or direct write-down has been carried out to a customer account receivable, or if Credit Risk Management have adjudged a customer account receivable to be not wholly recoverable.

The loan portfolio and borrowers are constantly monitored. Both corporate customers and banks undergo review at least once a year with a particular focus on detecting any early-warning signs. Troubled loans are normally handled by specially trained and experienced staff. Those staff play a decisive part in charting, analyzing and allocating any impairment loses on loans and advances (write-downs, value adjustments, provisioning). By becoming involved at a early stage, they reduce the losses caused by troubled loans. Cases in which restructuring or settlements take place are analyzed to ascertain their causes. Lending processes are then adapted as necessary on the basis of such analysis.

Loans outstanding and off-balance-sheet transactions at *Raiffeisen International* by industry or sector:

	2003		**2004**	
	in € thousands	**in %**	**in € thousands**	**in %**
Manufacturing	3,985,208	23.3	5,546,650	21.6
Retailing and wholesaling	3,390,407	19.9	4,408,366	17.2
Public administration, social insurance	1,856,097	10.9	4,271,116	16.6
Private households	2,510,497	14.7	4,065,044	15.8
Construction and real estate	1,511,658	8.9	1,965,720	7.7
Other	3,825,186	22.4	5,425,987	21.1
Total	**17,079,053**	**100.0**	**25,682,882**	**100.0**

Liquidity risk

Raiffeisen International defines liquidity risk as the risk that the bank could be unable to meet its current and future financial obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both by *Raiffeisen International* and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains extensive liquid holdings of securities to ensure its liquidity in various currencies and carries out liquidity balancing and cash-flow forecasts at regular intervals. These too are the responsibility of the assets/liabilities management committees.

Operational risks

In line with *Basel II*, *Raiffeisen International* defines operational risk as the risk of unexpected losses resulting from inadequate or failed internal processes, people and systems or from external events, including legal risks. As is the case with other types of risk, the principle of firewalling between risk management and risk controlling is also applied to operational risk. Operational risk is analyzed and managed on the basis of the bank's own historical loss data and the results of risk evaluations. *Raiffeisen International* plans to introduce early-waring indicators in 2005. It intends to apply the standardized approach to operational risk within the meaning of *Basel II*. That approach is based on gross earnings in each business segment.

To further reduce operational risks, the Group is stepping up its staff training programme as well as working on the development of emergency plans and back-up systems. It is also applying the *SixSigma* method for business process improvement.

(42) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2004:

	Nominal Amounts by Maturity				Fair Values	
	Up to 1 Year	From More than 1 to 5 Years	More than 5 Years	Total	Positive	Negative
			in € thousands			
Total	**12,348,472**	**3,038,462**	**380,451**	**15,767,385**	**415,173**	**(381,079)**
a) Interest-rate contracts	**3,633,610**	**2,868,504**	**364,689**	**6,866,803**	**38,710**	**(46,890)**
OTC products:						
Interest swaps	131,269	1,185,013	364,689	1,680,971	31,945	(39,519)
Interest futures	3,502,341	1,683,491	—	5,185,832	6,765	(7,371)
b) Exchange-rate contracts	**8,707,835**	**169,958**	**15,761**	**8,893,555**	**376,463**	**(334,149)**
OTC products:						
Currency and interest swaps	26,444	48,285	15,761	90,491	2,483	(7,675)
Forward exchange deals	7,744,007	103,373	—	7,847,379	368,744	(320,611)
Currency options – buys	416,067	9,150	—	425,217	4,880	—
Currency options – sells	482,099	9,150	—	491,250	—	(5,686)
Products traded on a stock exchange:						
Currency futures	39,218	—	—	39,218	356	(177)
c) Securities-related contracts	**7,027**	**—**	**—**	**7,027**	**—**	**(40)**
OTC products:						
Share/index futures	109	—	—	109	—	—
Products traded on a stock exchange:						
Share/index futures	6,918	—	—	6,918	—	(40)

The total volume of unsettled derivative financial instruments broke down as follows on 31 December 2003:

	Nominal Amounts by Maturity				Fair Values	
	Up to 1 Year	From More than 1 to 5 Years	More than 5 Years	Total	Positive	Negative
			in € thousands			
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest-rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Interest futures	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange-rate contracts	**5,501,438**	**110,772**	**—**	**5,612,210**	**110,031**	**(92,462)**
OTC products:						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options – buys	253,084	3,394	—	256,478	1,705	—
Currency options – sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange:						
Currency futures	42,547	—	—	42,547	407	(459)
c) Securities-related contracts	**10,548**	**—**	**—**	**10,548**	**—**	**(164)**
Products traded on a stock exchange:						
Share/index futures	10,548	—	—	10,548	—	(164)

(43) Fair values of financial instruments

Fair Value is the amount for which an asset could be exchanged between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges or in functioning markets), they were used.

All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models. Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amounts on the Balance Sheet if they had a remaining term of more than one year. Variable-rate receivables and payables were only taken into account if they had an interest rollover period of more than one year. Only in those cases does discounting based on an assumed interest rate in line with market rates have a significant effect.

	2003			2004		
	Fair Value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
Assets			in € thousands			
Loans and advances to banks	3,520,443	3,520,502	(59)	4,781,163	4,779,403	1,760
Loans and advances to customers	11,775,956	11,706,603	69,353	16,342,265	16,242,005	100,260
Financial investments	465,471	464,972	499	2,386,600	2,367,486	19,114
Liabilities						
Deposits from banks	5,284,142	5,319,744	(35,602)	6,578,307	6,619,765	(41,458)
Deposits from customers	12,038,363	12,082,772	(44,409)	18,172,744	18,169,461	3,283
Liabilities evidenced by paper	433.003	432.908	95	665,709	662.458	3.252
Subordinated capital	310.759	310.584	175	443.882	443.698	184

Other Disclosures

(44) Regulatory own funds

As a subsidiary of *RZB*, *Raiffeisen International* does not have a banking group of its own within the meaning of the *Bankwesengesetz* (*BWG*: Austrian banking act). As a result, it is not itself subject to regulatory requirements. However, the following figures are accounted for within the scope of *RZB-Kreditinstitutsgruppe*. They are provided here for informational purposes only.

The own funds of *Raiffeisen International* within the meaning of the *Bankwesengesetz* broke down as follows:

	2003	2004
	in € thousands	
Tier 1 capital (core capital)	1,204,364	1,977,086
Tier 2 capital (additional own funds)	265,577	403,196
Less interests in banks and financial institutions	(14,988)	(51,594)
Eligible own funds	**1,454,952**	**2,328,687**
Tier 3 capital (short-term subordinated own funds)	7,931	31,156
Total own funds	**1,462,883**	**2,359,843**
Total own funds requirement	**1,024,135**	**1,571,067**
Excess own funds	**438,748**	**788,776**
Excess cover ratio in per cent	42.8%	50.2%
Core capital ratio in per cent	9.4%	10.1%
Own funds ratio in per cent	11.4%	12.0%

Total own funds requirement is made up as follows:

	2003	2004
	in € thousands	
Risk-weighted basis of assessment pursuant to 22 BWG	12,042,925	16,690,114
of which 8 per cent minimum own funds requirement	963,402	1,335,209
Own funds requirement for the trading book under 22b Abs. 1 BWG	53,838	136,127
Own funds requirement for open currency positions under 26 BWG	6,896	99,731
Total own funds requirement	**1,024,135**	**1,571,067**

(45) Average number of staff

The average number of staff during the financial year (full-time equivalents) broke down as follows:

	2003	2004
	in € thousands	
White collar	17,179	20,543
Blue collar	120	260
Total	**17,299**	**20,803**

(46) Expenditure on severance payments and retirement benefits

	2003	2004
	in € thousands	
Members of the Managing Board and senior staff	231	1,309
Other employees	1,282	1,732

(47) Remuneration of board members

The members of the managing and supervisory boards of the parent company were remunerated as follows:

	2003	2004
	in € thousands	
Managing Board	839	1,607
Supervisory Board	120	120

These amounts include fixed remunerations, remunerations for membership of the boards of subsidiaries, bonuses, payments in kind and outlay on retirement benefits and severance payments.

Since some Managing Board members had posts in *RZB* boards or were *RZB* employees in the previous year and, in part, in the year under review, those Managing Board members drew their salaries from *RZB*; these were not reimbursed by *Raiffeisen International.*

(48) Boards and officers

Managing Board

- Herbert Stepic, Chairman
- Heinz Hödl, Vice Chairman (to December 31, 2004)
- Martin Grüll (from January 3, 2005)
- Aris Bogdaneris (from October 1, 2004)
- Rainer Franz
- Peter Lennkh (from October 1, 2004)
- Heinz Wiedner

Supervisory Board

- Walter Rothensteiner, Chairman
- Manfred Url, Vice Chairman
- Patrick Butler (from September 28, 2004)
- Stewart D. Gager (from January 24, 2005)
- Karl Sevelda
- Karl Stoss (to September 28, 2004)
- Peter L. Woicke (from January 24, 2005)

Vienna
25 February 2005

The Managing Board

Herbert Stepic   Martin Grüll   Aris Bogdaneris

Rainer Franz   Peter Lennkh   Heinz Wiedner

Auditors' Report

To the Managing Board and Supervisory Board of *Raiffeisen International Bank-Holding AG*, Vienna:

"We have audited the German version of the consolidated financial statements of *Raiffeisen International Bank-Holding AG* as of December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with *International Standards on Auditing* (*ISA*) issued by the *International Federation of Accountants* (*IFAC*). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiff-eisen International Bank-Holding AG* as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in accordance with *International Financial Reporting Standards* (*IFRS*)." We further confirm that the Management Summary is consistent with the consolidated financial statements of Raiffeisen International Bank-Holding AG.

Vienna, February 25, 2005

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch Johann Mühlehner

Wirtschaftsprüfer und Steuerberater
(Austrian Chartered Accountants)

Consolidated Group

The following affiliated companies have been included in the Consolidated Financial Statements together with the parent company:

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest in %	Of which Indirect[(1)] in %	Type[(2)]
GSI Group Software Investment AG, Zug [CH]	29,400,000	CHF	100.0		BR
JSCB Raiffeisenbank Ukraine, Kiev [UA]	309,477,058	UAH	100.0		BA
Non-State Pension Fund Raiffeisen, Moscow [RU]	57,000,000	RUR	100.0		FI
OOO Raiffeisen-Leasing, Moscow [RU]	146,000,000	RUR	87.5		FI
Priorbank JSC, Minsk [BY]	101,463,131,925	BYR	62.1		BA
Raiffeisen Auto Leasing Bulgaria EOOD, Sofia [BG]	5,000	BGN	81.1		FI
Raiffeisen Bank Kosovo J.S.C., Prishtina [CS]	17,750,000	EUR	100.0		BA
Raiffeisen Bank Polska S.A., Warsaw [PL]	492,996,150	PLN	100.0		BA
Raiffeisen Bank Rt., Budapest [HU]	29,002,010,000	HUF	70.3		BA
Raiffeisen Bank S.A., Bucharest [RO]	10,520,427,700,000	ROL	99.4		BA
Raiffeisen Bank Sh.a., Tirana [AL]	25,497,462	EUR	100.0		BA
Raiffeisen Capital Asset Management, Moscow [RU]	10,000	RUR	100.0		FI
Raiffeisen Car Leasing Ltd., Budapest [HU]	20,000,000	HUF	72.7		FI
Raiffeisen International GROUP IT GmbH, Vienna [AT]	37,000	EUR	99.5		BR
Raiffeisen Krekova banka d.d., Maribor [SI]	2,058,000,000	SIT	97.5		BA
Raiffeisen Leasing Bulgaria OOD, Sofia [BG]	2,000,000	BGN	81.1		FI
Raiffeisen Leasing d.o.o., Belgrade [CS]	62,816,350	CSD	82.5		FI
Raiffeisen Leasing d.o.o., Ljubljana [SI]	415,800,000	SIT	75.0		FI
Raiffeisen Leasing d.o.o., Sarajevo [BA]	1,000,000	BAM	75.0		FI
Raiffeisen Leasing Polska S.A., Warsaw [PL]	22,301,000	PLN	94.9		FI
Raiffeisen Leasing S.R.L., Bucharest [RO]	76,434,000,000	ROL	75.0		FI
Raiffeisen Lizing Rt., Budapest [HU]	225,620,000	HUF	72.7		FI
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb [HR]	110,000,000	HRK	75.0		FI
Raiffeisen Securities and Investment Rt., Budapest [HU]	20,000,000	HUF	70.3		FI
Raiffeisenbank (Bulgaria) EAD, Sofia [BG]	65,594,928	BGN	100.0		BA
Raiffeisenbank a.d., Belgrade [CS]	2,018,537,580	CSD	90.0		BA
Raiffeisenbank a.s., Prague [CZ]	2,500,000,000	CZK	51.0		BA
Raiffeisenbank Austria d.d., Zagreb [HR]	499,140,000	HRK	75.0		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo [BA]	68,833,000	BAM	97.0		BA
Raiffeisen-Leasing d.o.o., Zagreb [HR]	30,000,000	HRK	75.0		FI
Raiffeisen-Leasing International Gesellschaft m.b.H.,Vienna [AT]	36,336	EUR	75.0		BR
Raiffeisen-Leasing Real Estate, s.r.o., Prague [CZ]	10,000,000	CZK	69.0		FI
Raiffeisen-Leasing, spolecnost s.r.o., Prague [CZ]	50,000,000	CZK	63.0		FI
Raiffeisen-RBHU Holding GmbH,Vienna [AT]	236,640	EUR	70.3		OT
RLI Holding Gesellschaft m.b.H., Vienna [AT]	40,000	EUR	75.0		OT
SINESCO Kft., Budapest [HU]	3,000,000	HUF	72.7		OT
Tatra banka a.s., Bratislava [SK]	1,004,320,000	SKK	72.4		BA
Tatra Group Finance, s.r.o., Bratislava [SK]	314,100,000	SKK	72.4	3.2	BR
Tatra Group Servis spol.s.r.o., Bratislava [SK]	370,000,000	SKK	72.4	0.4	BR
Tatra Leasing spol. s r.o., Bratislava [SK]	200,000,000	SKK	72.1		FI
UMBRA Handels- und Beteiligungsgesellschaft m.b.H.,Vienna [AT]	500,000	ATS	100.0		OT
ZAO Raiffeisenbank Austria, Moscow [RU]	4,447,048,000	RUR	100.0		BA

Equity Participations

Interests accounted for in the consolidated financial statements using the equity method

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
Raiffeisen stambena štedionica d.d., Zagreb [HR]	70,000,000	HRK	26.0		BA
Raiffeisen Bausparkasse Rumänien S.A., Bucharest [RO]	611,865,000,000	ROL	33.3		BA
Raiffeisen Bausparkasse a.s., Prague [CZ]	650,000,000	CZK	25.0		BA

Not integrated affiliated companies

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
ACTIUNI NATIONALE S.A. - societate in lichidare, Bucharest [RO]	10,000,000,000	ROL	90.6	0.1	FI
Alfa Ász Kft., Budapest [HU]	3,000,000	HUF	100.0		FI
AXEN spol.sr.o., Bratislava [SK]	48,610,000	SKK	100.0		BR
B.S.R. Building s.r.o., Prague [CZ]	200,000	CZK	68.9	68.9	OT
Dom-office 2000, Minsk [BY]	834,781,000	BYR	100.0		OT
ELIOT, s.r.o., Bratislava [SK]	200,000	SKK	100.0		BR
F-Spektrum, s.r.o., Bratislava [SK]	200,000	SKK	81.0		FI
Fundusz Rozwoju sp.z.o.o., Warsaw [PL]	120,000	PLN	100.0	100.0	OT
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Breslau [PL]	500,000	PLN	35.3		FI
Market Investment Group d.o.o., Sarajevo [BA]	500,000	BAM	100.0		FI
Második Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000,000	HUF	96.9	6.9	FI
Miriada d.o.o. V Stecaju (in liquidation), Maribor [SI]	1,500,000	SIT	100.0		OT
OOO Raiffeisen Investment in Liquidation, Moscow [RU]	1,800,000	RUR	26.0		OT
Priorleasing, Minsk [BY]	500,000,001	BYR	100.0		FI
Private Insurance Joint-Stock Company "Victoria", Minsk [BY]	540,000,000	BYR	69.7	34.7	IN
Raiffeisen Befektetési Alapkezelö Rt., Budapest [HU]	100,000,000	HUF	20.0		FI
Raiffeisen BROKERS doo, Sarajevo [BA]	150,000	BAM	100.0		FI
Raiffeisen Business Premises d.o.o., Zagreb [HR]	1,000,000	HRK	100.0		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw [PL]	4,000,000	PLN	15.6		FI
Raiffeisen Capital & Investment S.A., Bucharest [RO]	16,000,000,000	ROL	100.0		FI
Raiffeisen consulting Ltd., Zagreb [HR]	14,900,000	HRK	100.0		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest [HU]	20,000,000	HUF	51.0		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw [PL]	3,847,500	PLN	100.0		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000,000	HUF	96.9	6.9	BR
Raiffeisen INSURANCE d.d., Sarajevo [BA]	3,000,000	BAM	85.9		IN
Raiffeisen Invest d.o.o., Zagreb [HR]	8,000,000	HRK	100.0		FI
Raiffeisen Property Lízing Rt., Budapest [HU]	50,000,000	HUF	100.0		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest [HU]	25,300,000	HUF	100.0		BR
RAIFFEISEN SERVICES EOOD, Sofia [BG]	50,000	BGL	100.0		BR
Raiffeisen Services SRL, Bucharest [RO]	300,000,000	ROL	85.5	85.5	FI
Raiffeisen Üzemeltetö Kft., Budapest [HU]	6,000,000	HUF	76.4	76.4	OT
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb [HR]	25,945,300	HRK	100.0		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest [HU]	3,000,000	HUF	100.0		BR
RENT CC, spol.s.r.o., Bratislava [SK]	200,000	SKK	100.0		FI

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest in %	Of which Indirect[1] in %	Type[2]
RENT PO, spol. s.r.o., Bratislava [SK]	200,000	SKK	100.0		FI
RL Retail Holding GmbH, Vienna [AT]	36,000	EUR	100.0		OT
RLP Anonymus Utca Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLP Csórsz u. Kft, Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLP Somlói út Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	OT
RLRE & EUBE OC - TERRONIC I., s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
RLRE & EUBE OC - TERRONIC II., s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Alpha Property s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Beta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Eden Invest, s.r.o., Prague [CZ]	72,004,000	CZK	100.0	100.0	OT
RLRE Epsilon Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
RLRE Eta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Gamma Property, s.r.o., Prague [CZ]	100,000	CZK	100.0		FI
RLRE Hotel Ellen, s.r.o., Prague [CZ]	100,000	CZK	100.0		FI
RLRE Investholding B.V., Arnhem [NL]	90,000	EUR	100.0		FI
RLRE Jota Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Kappa Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Lambda Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Omikron Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Sigma Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		FI
RLRE Theta Property, s.r.o., Prague [CZ]	200,000	CZK	100.0		OT
SCT Beruházás Kft., Budapest [HU]	3,000,000	HUF	76.4	76.4	FI
SCT Kárász u. Kft., Budapest [HU]	3,000,000	HUF	100.0		FI
SCT KÖKI Kft, Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCT Obi 1 Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCT Tündérkert Kft., Budapest [HU]	3,000,000	HUF	100.0		BR
SCTAI Angol Iskola Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTB Pécs Kft, Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTB Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTD Késmárk utca Kft, Budapest [HU]	6,000,000	HUF	100.0	100.0	OT
SCTD Kondoros Kft., Budapest [HU]	6,000,000	HUF	100.0	100.0	OT
SCTH Budaörs Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTJ Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTM Nyíregyháza Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTO Bécsi Út Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTO Fogarasi Út Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTO Hajdúság Real Estate Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTP Biatorbágy Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
SCTS Avas Real Estatement Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTS Szerencs Real Estatement Development Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTSZH Váci Út Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	FI
SCTW Kft., Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
Seventh's Line, Minsk [BY]	1,051,908,000	BYR	100.0		IN
SPC Vagyonkezelö Korlátolt Felelösségú Társaság, Budapest [HU]	3,000,000	HUF	100.0	100.0	OT
Szinvapark Kft., Budapest [HU]	100,250,000	HUF	100.0	100.0	OT
Tatra Asset Management sprav.spol., a.s., Bratislava [SK]	52,000,000	SKK	96.2		FI
TatraReality, s.r.o., Bratislava [SK]	27,100,000	SKK	100.0	100.0	BR
TelPol 3 S.A., Gdansk [PL]	100,000	PLN	100.0		OT
TG Strom, s.r.o., Bratislava [SK]	5,600,000	SKK	100.0		BR
TL Leasing s.r.o., Bratislava [SK]	10,000,000	SKK	100.0		FI

Other interests

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
			in %	in %	
AGRAS-OMNIASIG S.A., Bucharest [RO]	89,121,526,000	ROL	13.0		OT
BAMCARD d.o.o., Sarajevo [BA]	335,478	BAM	3.2		OT
Bank TuranAlem JSC, Almaty [KZ]	22,891,450,000	KZT	12.8		BA
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana [SI]	497,299,591	SIT	2.2		OT
Belarussian currency and stock exchange JSC, Minsk [BY]	127,700,000	BYR	< 0.1		SE
Bosna Osiguranje d.d., Sarajevo [BA]	3,006,800	BAM	< 0.1		IN
Budapest Stock Exchange, Budapest [HU]	4,694,460,000	HUF	< 0.1		SE
Burza cennych papierov a.s., Bratislava [SK]	113,850,000	SKK	0.3		SE
CENTRALNA TABELA OFERT—CeTO, Warsaw [PL]	6,422,283	PLN	3.1		OT
Centrum Zaufania I Certyfikacji—Centrast S.A., Warsaw [PL]	21,000,000	PLN	1.0		OT
D. Trust Certifikacna autorita, a.s., Bratislava [SK]	10,000,000	SKK	10.0		OT
EUROMARKET BANKA A.D., Podgorica [CS]	11,200,000	DEM	5.4		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest [RO]	10,605,100,000	ROL	26.3		FI
Gielda Papierow Warstosciowych S.A., Warsaw [PL]	42,000,000	PLN	<0.1		SE
GIELDA POZNANSKA S.A., Poznan [PL]	5,555,000	PLN	0.9		OT
GIRO Rt., Budapest [HU]	2,496,000,000	HUF	0.3		OT
Hitelgarancia Rt., Budapest [HU]	4,811,600,000	HUF	0.4		OT
HRVATSKI REGISTRAR OBVEZA PO KREDITIMA, Zagreb [HR]	7,500,000	HRK	5.0		BR
IMPULS Tuchomerice, s.r.o., Prague [CZ]	200,000	CZK	50.0		FI
INTEGRA d.o.o., Mostar [BA]	414,000	BAM	3.6		OT
International Factors Group S.C., Brussels [BE]	35,150	EUR	1.4		OT
JSC Interregion Stock Union (MFS), Kiev [UA]	1,675,000	UAH	0.6		OT
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana [SI]	260,000,000	SIT	1.0		OT
Kiev International Stock Exchange, Kiev [UA]	340,000	UAH	< 0.1		SE
Ljubljanska Borza d.d., Ljubljana [SI]	417,360,000	SIT	2.3		OT
MasterCard Incorporated, New York [US]	1,000,000	USD	<0.1		BA
MISR Romanian Bank S.A.E., Gizeh [ET]	50,000,000	USD	15.0		BA
Registrul Roman al Actionarilor S.A., Bucharest [RO]	1,716,214,500	ROL	10.0		OT
Renault Credit Rt., Budapest [HU]	400,000,000	HUF	50.0		FI
ROMCARD S.A., Bucharest [RO]	784,363,580	ROL	20.0		BR
RVS, a. s., Bratislava [SK]	304,000,000	SKK	0.9		OT
Slomskova Ustanova, Maribor [SI]	325,000	SIT	7.7		OT
Slovak Banking Credit Bureau, Bratislava [SK]	300,000	SKK	33.3		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana [SI]	1,759,152,000	SIT	6.6		BA
SN de Compensare, Decontare si Depozitare Pentru Valori Mobiliare, Bucharest [RO]	3,818,200,000	ROL	1.9	0.8	SE
SN de Transfer de Fonduri si Decontari SA, Bucharest [RO]	67,200,000,000	ROL	2.6		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe [B]	10,794,000	EUR	0.2		OT
Transilvania LEASING S.A., Brasov [RO]	50,055,000,000	ROL	4.0		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam [NL]	159,800	EUR	6.5		FI
VICTORIA BUSINESS CENTER S.A., Bucharest [RO]	4,575,785,500	ROL	10.0		OT

Legend:

(1) Interests held via companies not integrated into the consolidated financial statements (on a proportionate basis).

(2) Company type

BA – Bank
BR – Company rendering banking-related auxiliary services
FI – Financial institution
IN – Insurer
SE – Investment firm
OT – Other

Raiffeisen International Bank-Holding AG

Consolidated Financial Statements according to International Financial Reporting Standards (IFRS) as at December 31, 2003

ERRATUM

On Page F-80 of the **Raiffeisen International Financial Statements 2003** the figures for *Tier I capital (core capital)* and *Less interests in banks and financial institutions* for the financial year 2002 have been incorrectly stated.

The correct view of the table is as follows:

	2002	2003
	in € thousands, except %	
Tier I capital (core capital)	906,827	1,204,364
Tier II capital (additional own funds)	180,439	265,576
Less interests in banks and financial institutions	(16,255)	(14,988)
Eligible own funds	**1,071,011**	**1,454,952**
Tier III capital (short-term subordinated funds)	—	7,931
Total own funds	**1,071,011**	**1,462,883**
Total own funds requirement	**742,638**	**1,024,135**
Excess own funds	**328,373**	**438,748**
Excess cover ratio (in %)	44.2	42.8
Core capital ratio (in %)	10.8	10.0
Own funds ratio (in %)	**11.5**	**11.4**

Income Statement

	Notes	Year Ended December 31, 2002	2003	Change
		in € thousands		in %
Interest income		860,526	1,117,068	29.8
Interest expense		(466,830)	(553,387)	18.5
Net interest income	(1)	**393,696**	**563,681**	**43.2**
Provisioning for loan losses	(2)	(49,514)	(87,599)	76.9
Net interest income after provisioning		**344,182**	**476,082**	**38.3**
Commission income		206,980	301,334	45.6
Commission expense		(72,477)	(88,221)	21.7
Net commission income	(3)	**134,503**	**213,113**	**58.4**
Trading profit/(loss)	(4)	199,686	241,624	21.0
Net income from financial investments	(5)	7,515	(4)	(100.1)
General administrative expenses	(6)	(510,407)	(658,636)	29.0
Other operating profit/(loss)	(7)	(186)	4,522	—
Profit before tax		**175,293**	**276,701**	**57.9**
Income tax	(8)	(39,248)	(49,254)	25.5
Profit after tax		**136,045**	**227,447**	**67.2**
Minority interests in profit		(32,503)	(48,714)	49.9
Consolidated profit		**103,542**	**178,733**	**72.6**

	Notes	2002	2003	Change
		in €		in %
Earnings per share	(9)	**2.07**	**3.57**	**72.6**

Balance Sheet

Assets	Notes	As of December 31, 2002	2003	Change
		in € thousands		in %
Cash reserve	(11)	933,696	1,748,977	87.3
Loans and advances to banks	(12, 31, 32)	2,718,804	3,520,502	29.5
Loans and advances to customers	(13, 31, 32)	8,240,458	11,706,603	42.1
Provision for loan losses	(14)	(188,459)	(271,932)	44.3
Trading assets	(15, 31, 32)	1,483,922	1,480,341	(0.2)
Other current financial assets	(16, 31, 32)	447,481	639,086	42.8
Financial investments	(17, 20, 31, 32)	225,956	464,972	105.8
Intangible fixed assets	(18, 20)	104,900	107,544	2.5
Tangible fixed assets	(19, 20)	273,522	333,477	21.9
Other assets	(21)	137,750	330,685	140.1
Total Assets		**14,378,030**	**20,060,255**	**39.5**

Liabilities	Notes	As of December 31, 2002	2003	Change
		in € thousands		in %
Deposits from banks	(22, 31, 32)	2,908,922	5,319,744	82.9
Deposits from customers	(23, 31, 32)	9,365,171	12,082,772	29.0
Liabilities evidenced by paper	(24, 31)	405,565	432,908	6.7
Provisions for liabilities and charges	(25)	54,078	66,587	23.1
Trading liabilities	(26)	121,480	114,843	(5.5)
Other liabilities	(27)	183,808	354,299	92.8
Subordinated capital	(28, 31)	193,524	310,584	60.5
Minority interests	(29)	227,001	275,780	21.5
Equity	(29)	814,939	924,005	13.4
Consolidated profit	(29)	103,542	178,733	72.6
Total Liabilities		**14,378,030**	**20,060,255**	**39.5**

Statement of Changes in Equity

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Total 2002
			in € thousands		
Equity on January 1, 2002	**50,000**	**484,565**	**59,650**	**93,737**	**687,952**
Capital increases	—	180,537	—	—	180,537
Transferred to retained earnings	—	—	76,737	(76,737)	—
Dividends paid	—	—	—	(17,000)	(17,000)
Exchange differences	—	—	(55,276)	—	(55,276)
Consolidated profit	—	—	—	103,542	103,542
Other changes	—	—	18,726	—	18,726
Equity on December 31, 2002	**50,000**	**665,102**	**99,837**	**103,542**	**918,481**

	Subscribed capital	Capital reserves	Retained earnings	Consolidated profit	Total 2003
			in € thousands		
Equity on January 1, 2003	**50,000**	**665,102**	**99,837**	**103,542**	**918,481**
Capital increases	—	91,220	—	—	91,220
Transferred to retained earnings	—	—	90,542	(90.542)	—
Dividends paid	—	—	—	(13,000)	(13,000)
Exchange differences	—	—	(90,559)	—	(90,559)
Consolidated profit	—	—	—	178,733	178,733
Other changes	—	14,161	3,703	—	17,864
Equity on December 31, 2003	**50,000**	**770,483**	**103,522**	**178,733**	**1,102,738**

The issued share capital of Raiffeisen International Bank-Holding AG pursuant to its Articles of Association came to € 50,000 thousand. That total was subdivided into 50,000,000 no-par shares.

The other changes in retained earnings were due to effects caused by hyperinflation economies (Romania, Belarus). Further a reclassification of € 14 million between capital reserves and retained earnings has been made. This correction is due to a merger with a holding company in the year 2001.

Cash Flow Statement

	2002	2003
	in € thousands	
Profit after tax	**136,045**	**227,447**
Non-cash positions in profit and transition to net cash from operating activities:		
Write-downs/write-ups of tangible fixed assets and financial investments	67,801	91,513
Net provisioning for loan losses and for liabilities and charges	46,398	107,692
Gains/(losses) from disposals of tangible fixed assets and financial investments	(4,369)	(7,366)
Other adjustments (net)	163,619	(175,313)
Subtotal	**409,494**	**243,973**
Change in assets and liabilities arising from operating activities after corrections for non-cash positions:		
Loans and advances to banks and customers	(3,018,998)	(5,311,505)
Trading assets	(527,813)	42,890
Other assets	(181,051)	(224,001)
Deposits from banks and customers	2,802,259	5,766,937
Liabilities evidenced by paper	(10,745)	43,804
Other liabilities	16,889	(68,766)
Interest income and dividends	621,085	1,104,736
Interest expense	(275,477)	(470,985)
Income tax	(15,107)	(33,339)
Net cash from operating activities	**(179,464)**	**1,093,744**
Proceeds from sales of:		
Financial investments and equity participations	77,791	36,421
Tangible and intangible fixed assets	45,679	61,156
Purchases of:		
Financial investments and equity participations	(71,685)	(299,388)
Tangible and intangible fixed assets	(180,658)	(178,697)
Acquisitions of subsidiaries	(42,322)	(22,142)
Net cash from investing activities	**(171,195)**	**(402,650)**
Inflows from capital increases	180,537	91,220
Inflows / (outflows) of subordinated capital	60,179	117,060
Dividends paid	(17,000)	(13,000)
Net cash from financing activities	**223,716**	**195,280**
Cash and cash equivalents at end of previous period	**1,099,210**	**933,696**
Net cash from operating activities	(179,464)	1,093,744
Net cash from investing activities	(171,195)	(402,650)
Net cash from financing activities	223,716	195,280
Effect of exchange rate changes	(38,571)	(71,093)
Cash and cash equivalents at end of period	**933,696**	**1,748,977**

The cash flow statement shows the composition of and changes in cash and cash equivalents during the financial year. It is subdivided into three sections, namely operating activities, investing activities and financing activities.

Net cash from operating activities comprises inflows and outflows associated with loans and advances to banks and customers, trading assets, other current financial assets and other assets. Inflows and outflows associated with deposits from banks and customers, liabilities evidenced by paper and other liabilities are likewise a part of operating activities. Interest and dividend payments arising from operating activities are also shown as components of Net cash from operating activities.

Net cash from investing activities shows inflows and outflows associated with financial investments and tangible and intangible fixed assets and outlay on the acquisition of subsidiaries.

Net cash from financing activities relates to inflows from capital increases less dividend payments and inflows and outflows of subordinated capital.

Cash and cash equivalents comprise the following balance sheet item: the cash reserve, which consists of cash in hand and demand deposits at central banks. This item does not include loans and advances to banks that are due at call, which are classed as part of operating activities.

Subsidiaries acquired during the reporting period and previous period had the following effect on cash and cash equivalents:

	2002	2003
	in € thousands	
Assets	426,524	273,821
Liabilities	(379,519)	(216,250)
Equity	47,005	57,571
of which Raiffeisen International's share	43,844	28,786
Capital consolidation	(19,445)	(1,849)
Net cash used for company acquisitions	(42,322)	(22,142)

Notes

The Enterprise

Raiffeisen International Bank-Holding AG (RI) is a 100 per cent subsidiary of *Raiffeisen Zentralbank Österreich AG* and focuses as a holding company the interests in the network banks in CEE. It is registered in the companies register at *Handelsgericht Wien* (Vienna Commercial Court) under companies register number FN 122,119m. The company's address is Am Stadtpark 9, 1030 Vienna, Austria. Raiffeisen International has been renamed in 2003; the former name was *Raiffeisen International Beteiligungs AG* (RIB).

Raiffeisen International is represented by 14 network banks and a region-wide network of branches in Central and Eastern Europe. Raiffeisen International is one of the leading financial services providers in CEE today. The strategic decision to establish a presence in this region early on can be traced to the traditionally close ties with this region. Economic relations between Austria and CEE were extensive even during the time of Communist rule. In addition to the important function of supporting Austrian customers in the region, the CEE countries themselves offered numerous opportunities, including enormous potential for growth and earnings for new providers due to the limited service orientation and poorly developed banking culture.

The Principles Underlying the Consolidated Accounts

Policies

The consolidated financial statements for financial year 2003 and the comparative values for financial year 2002 were prepared in accordance with the *International Financial Reporting Standards* published by the *International Accounting Standards Board (IASB)* including the interpretation by the *International Financial Reporting Interpretations Committee (IFRIC)* as were already applicable.

Raiffeisen International and its subsidiaries belong to the consolidated group of *Raiffeisen-Landesbanken-Holding GmbH*. They are fully integrated into the consolidated financial statements of *Raiffeisen-Landesbanken-Holding GmbH*, which is the financial holding of *Raiffeisen Zentralbank Österreich AG*.

The consolidated financial statements were drawn up on the basis of the individual IFRS financial statements of all the fully consolidated Group members for which uniform group standards are applied.

The fully consolidated companies drew up their annual financial statements up to and including 31 December. Figures in the financial statements were stated in € thousand.

Employed IFRS Standards and IFRIC Interpretations

We observed all the International Financial Reporting Standards and IFRIC interpretations that were of relevance to the group and that were already mandatory.

Consolidation Methods

The purchase method of accounting is applied for capital consolidation. Carrying amounts are offset against the group's share in the restated equity of the subsidiary at the time of acquisition. The part of the purchase price exceeding the equity is shown as goodwill. The goodwill is shown under intangible fixed assets and depreciated in accordance with their expected useful lives. Differences remaining on the assets side of the balance sheet that had come into existence prior to 1 January 1995 were cleared against retained earnings in conformity with IAS 22. Negative goodwill arising from first-time consolidation that corresponded to a reliably measurable future loss or expense is recognized as income at the amount of the pertinent loss or expense. Negative goodwill that was not a consequence of future losses or restructuring expenses is captured at once, affecting profit.

Significant interests which were accounted for using the equity method are recorded on the balance sheet under *Financial investments*. Annual profits from companies accounted for using the equity method were recorded in *Net interest income* and annual losses under *Net income from financial investments* (net valuations of

equity participations). For capital consolidation, the same rules as for subsidiaries were applied to companies accounted for using the equity method (date of first-time consolidation, offsetting of acquisition costs against equity on a prorated basis). The process was founded on the pertinent local financial statements of the associated undertakings.

Shares in subsidiaries not integrated into the consolidated financial statements because of their minor significance and of interests in associated undertakings not accounted for using the equity method are shown under *Financial investments* and were carried at cost.

Shares in other companies were recognized at fair value. If the fair value was not available or could not be reliably measured, they were recognized at amortized cost.

Debt consolidation consisted of offsetting intra-Group receivables and payables. Remaining temporary differences are shown under *Other assets/Other liabilities* on the consolidated balance sheet.

Expenses and income arising from transactions with fully consolidated entities were eliminated, and remaining differences were recorded in the consolidated income statement under *Other operating profit/(loss)* (Other operating income/Other operating expenses).

Intercompany profits were eliminated if they are material with view to the earnings position.

Consolidated Group

The fully consolidated members of Raiffeisen International were all significant subsidiaries in which *Raiffeisen International Bank-Holding AG* exercised a controlling influence on its business and financial policies.

Material interests in companies where Raiffeisen International exercises a significant influence in its business and financial policies were accounted for using the equity method. The national financial statements for companies that do not prepare their accounts according to IFRS were not converted to this standard due to immateriality.

The number of companies integrated into the consolidated financial statements has changed as follows:

	Fully consolidated		Equity method	
	2002	2003	2002	2003
As of January 1	17	20	2	11
First integrated in the year under review	4	11	9	—
Merged in the year under review	(1)	(1)	—	—
Regrouping	—	8	—	(8)
As of December 31	**20**	**38**	**11**	**3**

The following companies were fully integrated for the first time during the 2003 reporting year:

Name	Share	Date	Type
Banks:			
Priorbank JSC, Minsk (BY)	61.38%	1/1	Acquisition
Financial institutions:			
OOO Raiffeisen-Leasing, Moscow (RU)	87.50%	1/1	Control of majority
Raiffeisen Auto Leasing Kft., Budapest (HU)	73.55%	1/1	Control of majority
Raiffeisen Leasing d.o.o., Belgrade (CS)	82.50%	1/3	Foundation
Raiffeisen Leasing d.o.o., Ljubljana (SI)	75.00%	1/1	Control of majority
Raiffeisen-Leasing Polska S.A., Warsaw (PL)	87.50%	1/1	Control of majority
Raiffeisen Leasing S.R.L., Bucharest (RO)	87.10%	1/1	Control of majority
Raiffeisen Lizing Rt, Budapest (HU)	73.55%	1/1	Control of majority
Raiffeisen-Leasing d.o.o., Zagreb (HR)	75.00%	1/1	Control of majority
Raiffeisen-Leasing Real Estate, s.r.o., Prague (CZ)	69.00%	1/1	Control of majority
Raiffeisen-Leasing, s.r.o., Prague (CZ)	63.00%	1/1	Control of majority
Tatra Leasing spol.s.r.o, Bratislava (SK)	73.76%	1/1	Control of majority
Bank-related ancillary services:			
Tatra Group Finance, s.r.o., Bratislava (SK)	69.21%	1/1	Materiality/Size
Tatra Group Servis spol.sr.o., Bratislava (SK)	72.06%	1/1	Materiality/Size

Name	Share in %	Date	Type
Others:			
Ericio Handels—und Beteiligungs GmbH, Vienna	100.00%	30/4	Foundation
Raiffeisen-RBHU Holding GmbH, Vienna	70.31%	5/8	Foundation
Raiffeisen-Leasing International GmbH, Vienna	75.00%	1/1	Control of majority
RLI Holding Gesellschaft mbH, Vienna	75.00%	1/1	Control of majority
SINESCO Kft., Budapest (HU)	73.55%	1/1	Materiality/Size

The inclusion of the subsidiaries integrated for the first time during the year under review affected the consolidated financial statements as follows*:

	2003
	in € thousands
Assets	2,177,616
Profit after tax	31,115

* *As affecting the Group's aggregated balance sheet.*

Raiffeisen Zentralbank holds 10.3 per cent of shares in *Raiffeisen Bank Rt., Budapest* on an interim solution which is destined for transferal to *RI Group*. In order to show the economic focus this share is included in the presented financial statement.

At the beginning of 2003, 50 per cent of *Priorbank JSC, Minsk* were acquired in the context of a capital increase and was therefore integrated for the first-time as of 1st January. Further interest was acquired during the reporting period and now the company is owned by 61.4 per cent.

Raiffeisen Zentralbank as Raiffeisen International's shareholder has contributed to Raiffeisen International a share of 75 percent of *RLI Holding Gesellschaft mbH, Vienna* as an investment in kind. Together with this holding, ten leasing companies were fully integrated for the first time as of 1st January. Out of this, eight leasing companies were valued at-equity in the former period.

As of 1st January, *Raiffeisenbank HPB d.d., Mostar* was merged into *Raiffeisen Bank d.d. Bosna i Herzegovina, Sarajevo.*

65 (2002: 28) subsidiaries were excluded from the consolidated financial statements by reason of their minor importance in giving a view of the Group's assets, financial state and profit position. They were

recognized at amortized cost under *Financial investments* as Interests in affiliated companies. The balance sheet totals of excluded companies came to less than one per cent of the Group's aggregated balance sheet total.

See Consolidated Group and Equity Participations on page F-93 ff for a list of fully consolidated companies, companies accounted for using the equity method and other interests.

Foreign Currency Translation

The financial statements of fully consolidated companies drawn up in foreign currencies were translated into euro employing the modified current-rate method in conformity with IAS 21, whereby equity was translated at a weighted historical exchange rate and all other assets and liabilities and declarations in notes were translated at the exchange rate ruling on the balance sheet date. Exchange differences arising from the translation of components of equity (applying weighted historical exchange rates) were cleared against retained earnings, not affecting profit.

Items in income statements were translated at the average rate of exchange during the year calculated on the basis of end-of-month rates. Exchange differences between the rate on the balance sheet date and the average rate in the income statement were cleared against equity, without affecting profit.

IAS 29 (Financial reporting of hyperinflationary economies) was applied to two companies (*Raiffeisen Bank S.A.*, Bucharest, *Priorbank JSC*, Minsk) due to the macroeconomic conditions applying in these countries.

For *Raiffeisen Leasing SRL,* Bucharest and *GSI Group Software Investment AG*, Zug the Euro is the appropriate measurement currency because of the economic substance of the underlying events and circumstances.

The following exchange rates were applied during foreign currency translation:

	2002		2003	
Rates in units per €	**B-sheet Date**	**Average**	**Average**	**B-sheet Date**
Hungarian forint (HUF)	236.290	242.882	262.500	253.475
Czech crown (CZK)	31.577	30.835	32.410	31.868
Slovakian crown (SKK)	41.503	42.516	41.170	41.446
Russian rouble (RUB)	33.400	29.433	36.900	34.738
Polish zloty (PLN)	4.020	3.834	4.702	4.416
Bulgarian leva (BGN)	1.955	1.950	1.956	1.950
Ukrainian hryvna (UAH)	5,533	5.006	6.662	6.014
Romanian lei (ROL)	35,135.000	31,075.671	41,158.000	37,640.462
Croatian kuna (HRK)	7.470	7.414	7.640	7.571
Bosnian marka (BAM)	1.956	1.956	1.956	1.956
Slovenian tolar (SIT)	230.158	225.922	236.700	233.767
Serbian-Mont. dinar (CSD)	61.585	60.648	68,486	65,002
Belarus rouble (BYR)	—	—	2,695.220	2,307.224

General Accounting and Valuation Principles

Receivables

Receivables were recognized at their nominal values without deductions for valuations. Accrued interest was only booked, affecting profit, if there was a high likelihood that it would actually be received.

Provision for Loan Losses

Allowance was made for credit risks by allocating specific and generalized individual loan-loss provisions. Instead of being charged against the corresponding receivables, they were disclosed separately on the balance sheet.

Provisions were allocated at the amount of the expected loss applying homogeneous Group-wide standards for the borrower risks arising from loans and advances to banks and customers. A risk of loss was deemed to exist if (taking collateral into account) the discounted probable future repayment and interest payment was less than the claim's carrying value.

The transfer risk (sovereign risk) associated with loans to foreign borrowers was measured employing an internal rating system that takes into account the economic, political and regional situation of the sovereign concerned.

The entirety of the provision for loan losses arising from on-balance-sheet receivables was shown as a separate item on the assets side of the balance sheet, below receivables. The provision for losses arising from off-balance-sheet items was recorded under the balance sheet item "Provisions for liabilities and charges".

Trading Assets

Trading assets serve the exploitation of short-term fluctuations in market prices. Securities and derivative instruments held for trading are reported at their fair market value. In the case of listed securities, fair value was based on stock-exchange prices. If such prices were not available, primary financial instruments and forward transactions were internally priced on the basis of present value calculations and options were valued using appropriate option price models. Present value calculations were based on the zero-coupon curve. The employed option price formulas were *Black-Scholes* 1972, Black 1976 and *Garman-Kohlhagen*.

Derivative instruments held for trading were also shown as *Trading assets*. Where market prices inclusive of interest deferrals (dirty prices) were positive, they were assigned to trading assets. Negative market values were recorded under *Trading liabilities* on the balance sheet. Positive and negative market values were shown on a gross basis. Changes in dirty prices were recorded under *Trading profit/(loss)*, affecting profit.

Other Current Financial Aassets

This item contains the following instruments, which were recognized as outlined below:

1. *Securities neither held for trading nor held as financial investments (i.e. financial assets available-for-sale):*

These securities are valued at their market value in accordance with IAS 39. They are shown under *Other current financial assets*, and current income there from was reported under *Net interest income*. The effects of valuations and gains/losses upon their disposal are shown under *Other operating profit/(loss)* (Net income from other current financial assets).

2. *Derivative instruments insofar as not held for trading:*

a) Fair value hedges within the meaning of IAS 39

Interest rate swaps that satisfy the prerequisites for hedge accounting are contracted to hedge against the interest rate risks arising from issued bonds. Hedges are formally documented, continuously assessed and rated to be highly effective. Throughout the term of a hedge, the changes in the fair value of a hedged underlying transaction will be nearly completely offset by a change in the fair value of the hedging instrument and the actual result will lie within a band of 80 to 125 per cent.

Derivative instruments held to hedge the market values of individual balance sheet items in the banking book were recognized under *Other current financial assets* at their fair values (dirty prices). Changes in the carrying amount of the hedged item (asset or liability) are netted against gains or losses of the hedged instrument pursuant to the section of IAS 39 on Hedge accounting. Both the effect of changes in the carrying values of hedged items and the effect of changes in the clean prices of the derivative instruments were recorded under *Other operating profit/(loss)* (Net income from other current financial assets), affecting profit.

b) Other derivative instruments

Derivative instruments held to hedge against market risks in the banking book that are based on an inhomogeneous portfolio do not satisfy the requirements for hedge accounting within the meaning of IAS 39. They were measured as follows: For these derivative instruments, positive dirty prices were recognized under *Other current financial assets* and negative dirty prices were recorded under *Other liabilities*. The effect of remeasuring those derivative instruments on a clean-price basis was shown under *Other operating profit/(loss)* (Net income from other current financial assets); interest was recorded under Net interest income.

Financial Investments

Financial investments include all assets recognized at amortized cost, fair value or equity value:

a) Investments held to maturity

b) Assets that represent loans and receivables originated by the enterprise

c) Equity participations.

Intangible Fixed Assets

Intangible fixed assets were capitalized at cost less scheduled amortization.

Self-originated intangible fixed assets consisted exclusively of software and were capitalized if it was likely that the Group could derive an economic benefit from them in the future and if their production costs could be reliably measured. Scheduled amortization is carried out on a straight-line basis and assumes on the following useful lives:

Depreciation period	Years
Software	4 – 6
Individual software (core systems)	6 – 10
Goodwill	10

Tangible Fixed Assets

Tangible fixed assets were capitalized at cost of acquisition or production less scheduled depreciation. Depreciation is carried out on a straight-line basis and assumes the following useful lives:

Depreciation period	Years
Buildings	25 – 50
Office furniture and equipment	5 – 10
Hardware	3 – 5

In order to facilitate and due to materiality of deviations tangible fixed assets acquired in the first half of the year were written-down by the full annual amount and such assets as were acquired during the second half were written-down by half the full annual amount.

In the case of substantial impairment, exceptional write-downs were carried out. In the event that the reason for the write-down no longer exists, a write-back will take place up to the amount of the asset's cost less scheduled depreciation.

Investment property was recognized at amortized cost in accordance with IAS 40.

Inventory

Inventory was recognized at cost subject to the *Niederstwertprinzip* (principle of recognition at the lower of cost and market). Write-downs were carried out insofar as the acquisition cost on the balance sheet date was above the stock exchange or market value or if limited usability or longer periods of storage had impaired the value of items of inventory.

Payables

Payables were recorded at amortized cost. Discounted debt securities and similar obligations were shown at present value.

Provisions for Liabilities and Charges

Provisions for severance payments and anniversary bonuses were measured using the projected unit credit method in accordance with IAS 19—Employee Benefits.

The computation of provisions for severance payments and anniversary bonuses was likewise based on an interest rate of 5.25 per cent, an average salary rise of 3 per cent per annum and an individual career trend of 1.5 per cent per annum.

The biometrical basis for the computation of all provisions for "social capital" was provided by AVÖ 1999-P-Rechnungsgrundlagen für die *Pensionsversicherung* (computational framework for pension insurance)—*Pagler & Pagler*, using the variant for salaried employees.

Other provisions were allocated for indefinite liabilities to third parties at the amount of the expected entitlement. Because of the insignificance of the interest effect to be expected from discounting them, provisions for liabilities and charges were not discounted.

Income Taxes

Income tax was recognized and calculated in accordance with IAS 12 applying the liability method. Deferred taxes were computed on the basis of all temporary differences between the amounts stated in the consolidated balance sheet and the tax base that will reverse in subsequent periods considering local tax scales. Tax loss carry forwards were capitalized as deductible temporary differences insofar as taxable profits at the equivalent amount were to be expected within the same company in the future. Deductible temporary differences were offset against taxable temporary differences on a subsidiary-by-subsidiary basis.

Income tax credits and income tax obligations were recorded under *Other assets* or *Tax provisions*.

Repurchase Agreements

Within the scope of genuine repurchase agreements, (repo transactions), the Group sells assets to a counterparty and agrees at the same time to repurchase those assets at an agreed time and price. The assets remain on the Group's balance sheet and are measured applying the rules governing the particular balance sheet items. At the same time, a liability at the amount of the received payment is carried as a liability.

In the case of a reverse repo transaction, assets are acquired subject to an obligation to sell them in the future. They are shown on the balance sheet as Loans and advances to banks or Loans and advances to customers. Interest expense incurred in connection with repo transactions and interest income receivable in connection with reverse repo transactions were recorded under Net interest income on an accrual accounting basis.

Trust Activities

In accordance with IAS 30, transactions based on the management or placements of assets for third parties were not recorded on the balance sheet. Commission arising from such transactions was recorded under Net commission income.

Finance Leases

According to IFRS, a finance lease exists if substantially all the risks and rewards incident to ownership of an asset are transferred to the lessee. In accordance with IAS 17, the present value of future lease payments and any residual values were recorded in the lessor's account under *Loans and advances to banks* or *Loans and advances to customers*. If the bank was the lessee, the assets were reported under the appropriate items of *Tangible fixed assets*.

Notes to the Income Statement

(1) Net interest income

	2002	2003
	in € thousands	
Interest income	**854,464**	**1,109,080**
from loans and advances to banks	147,704	196,851
from loans and advances to customers	628,950	758,404
from financial assets available-for-sale	49,183	39,125
from financial investments held-to-maturity	18,394	22,410
from financial leasing business	—	81,965
from derivative financial instruments (non-trading)	10,233	10,325
Current income	**5,318**	**5,104**
from shares and other variable-yield securities	102	253
from interests in affiliated companies	—	59
from companies accounted for using the equity method	4,522	1,590
from other interests	694	3,202
Other interest-like income	**744**	**2,884**
Interest and similar income, Total	**860,526**	**1,117,068**
Interest expense	**(466,815)**	**(547,323)**
on deposits from banks	(156,438)	(231,234)
on deposits from customers	(273,026)	(277,403)
on liabilities evidenced by paper	(19,343)	(19,953)
on subordinated capital	(3,227)	(6,610)
on derivative financial instruments (non-trading)	(14,781)	(12,123)
Other interest-like expenses	**(15)**	**(6,064)**
Interest expense and similar charges, Total	**(466,830)**	**(553,387)**
Net interest income	**393,696**	**563,681**

(2) Provisioning for loan losses

The provision for loan losses arising from on-balance-sheet and off-balance-sheet transactions and sovereign risks broke down as follows:

	2002	2003
	in € thousands	
Allocated to provision for loan losses	(279,643)	(290,485)
Released from provision for loan losses	233,566	215,234
Direct write-downs	(10,951)	(16,032)
Income received on written-down claims	7,514	3,684
Total	**(49,514)**	**(87,599)**

Detailed information on the provisions for loan losses can be found under item 14 (Provision for loan losses).

(3) Net commission income

	2002	2003
	in € thousands	
Payment transfers business	74,968	119,774
Loan administration and guarantees business	19,537	50,485
Securities business	7,278	6,620
Foreign exchange and precious metals business	9,856	12,577
Other banking services	22,864	23,657
Total	**134,503**	**213,113**

(4) Trading profit/(loss)

Trading profit/(loss) captures all interest and dividend income, refinancing costs, commissions and changes in the value of trading portfolios.

	2002	2003
	in € thousands	
Interest-rate-related contracts	39,128	16,540
Currency-related contracts	157,282	222,031
Share-/index-related contracts	3,276	3,053
Total	**199,686**	**241,624**

(5) Net income from financial investments

Net income from financial investments captures gains and losses on valuations and sales of instruments in the portfolio of financial investments and of equity participations. This also includes interests in affiliated companies, companies accounted for using the equity method and other interests.

	2002	2003
	in € thousands	
Net valuations and net proceeds from disposals of financial instruments held-to-maturity	96	(738)
Net proceeds from disposal of financial instruments originated by the enterprise	2,476	354
Net valuations of equity participations	4,780	(875)
hereof from companies accounted for using the equity method	6,826	(688)
Net proceeds from sales of equity participations	163	1,255
Total	**7,515**	**(4)**

(6) General administrative expenses

General administrative expenses comprised staff expenses, general outlay and depreciation/amortization of tangible and intangible fixed assets which broke down as follows:

	2002	2003
	in € thousands	
Staff expenses	**(219,068)**	**(297,239)**
of which wages and salaries	(166,637)	(227,452)
of which social security costs	(41,787)	(59,067)
of which voluntary social expenses	(10,380)	(10,437)
of which expenses on severance payments and pensions	(264)	(283)
Other administrative expenses	**(229,329)**	**(274,164)**
of which rental, maintenance and operating expenses on building	(60,799)	(78,202)
of which IT costs and communication expenses	(48,216)	(53,625)
of which legal and consultancy expenses	(11,572)	(14,488)
of which advertising and entertainment expenses	(35,532)	(35,626)
of which deposit insurance	(9,622)	(20,560)
of which other sundry expenses	(63,588)	(71,663)
Depreciation/amortization of tangible and intangible fixed assets	**(62,010)**	**(87,233)**
of which of tangible fixed assets	(47,983)	(58,463)
of which of intangible fixed assets	(14,027)	(28,612)
of which leased assets (operating leasing)	—	(158)
Total	**(510,407)**	**(658,636)**

During the year under review extraordinary write-downs of a software-system were carried out in the amount of € 11,236 thousand (2002: € 1,077 thousand).

(7) Other operating profit/(loss)

Other operating profit/(loss) captures revenues and expenses arising from non-banking activities and revenues and expenses arising from the disposal of tangible and intangible fixed assets. Net income from other current financial assets, results from valuations of those instruments and any gains/(losses) upon their sale, whereas the interest component of other current financial assets is recorded under Net interest income.

	2002	2003
	in € thousands	
Revenues from non-banking activities	5,981	16,130
Expenses arising from non-banking activities	(672)	(9,658)
Net income from other current financial assets	1,672	4,674
Net income from disposal of tangible fixed assets	844	5,562
Other non-income taxes	(11,453)	(19,147)
Other operating income	21,868	48,991
Other operating expenses	(18,426)	(42,030)
Total	**(186)**	**4,522**

Other operating income includes the sum of € 7,479 thousand from the release of negative goodwill that arose within the scope of first-time consolidation. Other operating expenses contain depreciation on goodwill in the amount of € 6,216 thousand. In former periods, depreciation on goodwill was shown under general administrative expenses which had been regrouped to other operating expenses.

(8) Income tax

Expenditure on income tax broke down as follows:

	2002	2003
	in € thousands	
Current income tax	(39,137)	(52,006)
of which in Austria	(3,833)	(4,526)
of which abroad	(35,304)	(47,480)
Deferred taxes	(111)	2,752
Total	**(39,248)**	**(49,254)**

The following transitional account shows the connection between profit and the effective tax burden:

	2002	2003
	in € thousands	
Profit before tax	175,293	276,701
Theoretical income tax expense in the financial year based on a domestic income tax rate of 34 per cent	(59,600)	(94,078)
Effect of divergent foreign tax rates	12,988	24,805
Reduction in the tax burden because of tax-exempt income from equity participations and other tax-exempt income	21,013	60,410
Increase in the tax burden because of non-tax-deductible expenses	(14,694)	(41,625)
Other	1,045	1,234
Effective tax burden	**(39,248)**	**(49,254)**

No tax deferrals were capitalized for the tax loss carry forwards of € 32,998 thousand because there was no reasonable expectation of realization.

The consolidated financial statements contain capitalized benefits from unused tax loss carry-forwards at the amount of € 2,133 thousand. The major part of tax loss carry forwards can be used without time restriction.

(9) Earnings per share

	2002	2003
Profit (in € thousands)	103,542	178,733
Average number of ordinary shares outstanding	50,000,000	50,000,000
Earnings per share (€)	**2.07**	**3.57**

There were no conversion or option rights in circulation, so undiluted earnings per share were identical with diluted earnings per share.

(10) Segment reporting

Raiffeisen International's internal management reporting system served as the foundation for primary segment reporting within the meaning of IAS 14. In 2003 the reporting system changed from a product oriented to a customer-oriented segmentation. The segmentation is now as follows:

- Corporate Customers
- Financial Institutions and Public Sector
- Retail Customers
- Proprietary Trading
- Participations and Other

The **Corporate Customers** segment is one of Raiffeisen International's core segments and encompasses multinational groups and medium-sized and large companies in Central and Eastern Europe (large corporate and middle-market companies).

Criteria for the categorization to this segment are the turnover, the profit and the number of employees. This segment also includes smaller subsidiaries of larger enterprises and profit-orientated state-owned enterprises. The allocation of customers to the Corporate Customers segment depends on the size of the particular group unit.

The **Financial Institutions and Public Sector** segment encompasses business with banks, financial institutions, insurers and the public sector entities.

Banks include all local and international commercial banks. This segment also integrates supranational institutions like *Worldbank*, the *European Bank for Reconstruction and Development* (EBRD), the *European Investment Bank* (EIB), the *International Monetary Fund* (IMF) and the *Kreditanstalt für Wiederaufbau (KfW).*

Financial Institutions are made up of brokerage and asset management companies like investment banks, capital management companies, leasing companies and other companies with connection to the credit business.

The sub segment of insurance companies comprises all kind of entities which are operating in the fields of property insurance, health insurance, life insurance and pension fund.

Public Sector contains all public sector entities like central and regional governments, municipalities or similar institutions under public law. Also embassies and trade representations are shown in this sub segment.

The **Retail Customers** segment comprises retail banking operations in Central and Eastern Europe. The target group includes all private individuals (*consumers*), as well as *small and medium-sized enterprises* and the self-employed (*professionals*). The segment's line consists primarily of standardized products such as passbooks and savings deposits, time deposits, giro and salary accounts, consumer loans, overdraft facilities for giro and salary accounts, mortgage loans and a variety of other "earmarked" loans.

Precise segment allocation is dependent on the market size, the group unit's development and local market conditions.

The business segment **Proprietary Trading** includes all business transactions conducted at own account and risk of the bank that are origination from the management of market risk positions like FX-dealing, securities and derivatives trading, money market trading, liquidity management and funding, strategic positioning (investment portfolio) as well as interest rate gapping (maturity transformation).

Besides non-banking activities, the **Participations and Other** segment especially embraces the equity investment portfolio of Raiffeisen International and its subsidiaries, as well as associated enterprises that are included in the balance sheet using the equity method. Other multi-segment functions are also included in this segment.

Raiffeisen International employs two central steering instruments:

The **return on equity** states the relationship between profit before tax and average equity employed. It expresses the return on equity employed in the segment concerned.

The **cost/income ratio** expresses the cost efficiency of the business segments. The cost/ income ratio is calculated as general administrative expenses divided by the total of net interest income, net commission income, trading profit/(loss) and other operating result.

Segment reporting is based on our internal profit-centre accounting system. That takes the form of a multi-stage contribution income statement. Income and expenses are allocated according to their causes. The income items are Net interest income, Net commission income, Trading profit/(loss) and Other operating profit/(loss), whereby net interest income is calculated using the market rate method. The interest reward from equity is assigned to individual segments on the basis of regulatory capital requirements and recognized under Net interest income. Provisioning for loan losses is made up of allocations, releases and direct write-downs as well as amounts received on written-down claims. General administrative expenses include direct and indirect costs. Direct costs (staff costs and expenditure on materials) are incurred by individual business segments, whereas indirect costs are allotted on the basis of agreed ratios.

Secondary segment reporting breaks down income components and assets/liabilities along geographical lines. Assignments to regions are based on the corporate domiciles of the Group members concerned.

Notes to the Income Statement—(Continued)

a) Business segments:

2003 Financial Year	Corporate Customers	Financial Institutions & Public Sector	Retail Customers	Proprietary Trading	Participations & Other	Total
			in € thousands			
Net interest income	277,308	22,958	244,300	20,053	(939)	563,681
Provisioning for loan losses	(43,525)	(797)	(40,398)	(237)	(2,641)	(87,599)
Net interest income after provisioning for loan losses	233,783	22,161	203,902	19,816	(3,580)	476,082
Net commission income	115,739	7,022	90,011	(727)	1,067	213,113
Trading profit/(loss)	74,172	1,658	46,964	95,073	23,757	241,624
Net income from financial investments	—	2	—	—	(6)	(4)
General administrative expenses	(217,065)	(20,909)	(365,499)	(29,402)	(25,760)	(658,636)
Other operating profit/(loss)	3,362	1,067	838	2,608	(3,354)	4,522
Profit before tax	**209,991**	**11,001**	**(23,784)**	**87,368**	**(7,876)**	**276,701**
Own funds requirement under § 22 BWG	623,960	34,580	209,709	117,559	38,327	1,024,135
Basis of assessment under § 22 BWG	7,799,502	432,256	2,621,366	1,469,486	479,084	12,801,694
Cost/Income Ratio	46.1%	63.9%	95.7%	25.7%	> 100%	64.7%
Average Equity	698,764	38,726	234,850	131,652	42,922	1,146,914
Return on equity (ROE before tax)	**30.1%**	**28.4%**	**(10.1)%**	**66.4%**	**—**	**24.1%**
Average number of staff	5,250	523	10,033	482	1,011	17,299

2002 Financial Year	Corporate Customers	Financial Institutions & Public Sector	Retail Customers	Proprietary Trading	Participations & Other	Total
			in € thousands			
Net interest income	208,765	13,646	147,097	7,970	16,218	393,696
Provisioning for loan losses	(38,104)	(42)	(8,999)	—	(2,369)	(49,514)
Net interest income after provisioning for loan losses	170,661	13,604	138,098	7,970	13,849	344,182
Net commission income	67,645	6,139	52,744	6,206	1,768	134,503
Trading profit/(loss)	70,173	1,215	29,121	108,811	(9,633)	199,686
Net income from financial investments	—	—	—	—	7,515	7,515
General administrative expenses	(163,408)	(12,092)	(284,303)	(29,455)	(21,150)	(510,407)
Other operating profit/(loss)				1.017	(1,203)	(186)
Profit before tax	**145,071**	**8,866**	**(64,340)**	**94,550**	**(8,854)**	**175,293**
Own funds requirement under § 22 BWG	424,020	11,850	94,028	140,512	72,228	742,638
Basis of assessment under § 22 BWG	5,300,255	148,125	1,175,350	1,756,400	902,852	9,282,981
Cost-/Income Ratio	47.1%	57.6%	> 100%	23.9%	> 100%	70.3%
Average Equity	503,568	14,073	111,668	166,873	85,778	881,960
Return on equity (ROE before tax)	**28.8%**	**63.0%**	**(57.6)%**	**56.7%**	**—**	**19.9%**
Average number of staff	3,027	272	7,718	373	709	12,100

b) Geographical markets

A regional breakdown according to the registered domicile of the Group unit, taking the refinancing costs into account, results in the following distribution:

2003 Financial Year	**Visegrád Group**	**CIS Countries**	**Former Yugoslavia**	**Other**	**Total**
			in € thousands		
Net interest income	306,166	75,017	130,722	51,776	563,681
Provisioning for loan losses	(49,398)	(11,943)	(19,979)	(6,279)	(87,599)
Net interest income after provisioning for loan losses	256,768	63,074	110,743	45,497	476,082
Net commission income	94,088	42,680	42,839	33,506	213,113
Trading profit/(loss)	137,076	39,815	28,294	36,439	241,624
Net income from financial investments	(261)	354	837	(934)	(4)
General administrative expenses	(350,825)	(64,292)	(135,239)	(108,280)	(658,636)
Other operating profit/(loss)	3,515	(3,107)	1,361	2,753	4,522
Profit before tax	**140,361**	**78,524**	**48,835**	**8,981**	**276,701**
Basis of assessment under § 22 BWG	7,175,734	1,681,805	2,801,380	1,142,775	12,801,694
Average number of staff	7,061	3,209	3,136	3,893	17,299

2002 Financial Year	**Visegrád Group**	**CIS Countries**	**Former Yugoslavia**	**Other**	**Total**
			in € thousands		
Net interest income	**232,204**	**39,414**	**89,140**	**32,938**	**393,696**
Provisioning for loan losses	(26,185)	(7,461)	(16,847)	979	(49,514)
Net interest income after provisioning for loan losses	**206,019**	**31,953**	**72,293**	**33,917**	**344,182**
Net commission income	74,089	10,317	33,101	16,996	134,503
Trading profit/(loss)	134,851	20,364	22,237	22,234	199,686
Net income from financial investments	5,115	2,476	(345)	271	7,515
General administrative expenses	(295,233)	(30,839)	(93,492)	(90,844)	(510,407)
Other operating profit/(loss)	(5,004)	(2,867)	(746)	8,431	(186)
Profit before tax	**119,837**	**31,403**	**33,048**	**(8,995)**	**175,293**
Basis of assessment under § 22 BWG	5,875,802	839,463	2,098,689	469,027	9,282,981
Average number of staff	5,749	559	2,037	3,755	12,100

Visegrád Group (CEE-4) comprises Poland, Czech Republic, Slovakia and Hungary. *Former Yugoslavia* includes countries like Slovenia, Croatia, Bosnia and Herzegovina as well as Serbia and Montenegro. Raiffeisen International operates in the former *CIS countries* Russia, Ukraine and Belarus.

Notes to the Balance Sheet

(11) Cash reserve

	2002	2003
	in € thousands	
Cash in hand	232,230	410,674
Balances at central banks	701,466	1,338,303
Total	**933,696**	**1,748,977**

(12) Loans and advances to banks

	2002	2003
	in € thousands	
Giro and clearing business	364,239	541,308
Money market business	2,323,227	2,884,571
Loans and advances to banks	31,258	94,402
Purchased receivables	80	196
Leasing business	—	25
Total	**2,718,804**	**3,520,502**

Purchased receivables in the amount of € 196 thousand (2002: € 80 thousand) consist of receivables that were classified as held-to-maturity.

Loans and advances to banks broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	551,574	1,321,139
Abroad	2,167,230	2,199,363
Total	**2,718,804**	**3,520,502**

(13) Loans and advances to customers

	2002	2003
	in € thousands	
Credit business	5,636,130	7,066,988
Money market business	1,581,799	1,717,769
Receivables under mortgage loans	971,827	1,881,541
Purchased receivables	50,702	58,194
Finance lease business	—	982,111
Total	**8,240,458**	**11,706,603**

Purchased receivables comprise receivables of € 58,194 thousand (2002: € 50,702 thousand) classified as held-to-maturity.

Loans and advances to customers broke down into sectors as follows:

	2002	2003
	in € thousands	
Public sector	517,660	719,445
Commercial customers	6,362,789	8,248,008
Private customers	1,323,133	2,658,617
Other	36,876	80,533
Total	**8,240,458**	**11,706,603**

Loans and advances to customers broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	6,930	12,538
Abroad	8,233,528	11,694,065
Total	**8,240,458**	**11,706,603**

(14) Provision for loan losses

Provisioning for loan losses was carried out applying standards employed homogeneously throughout the Group and covered all recognizable borrower risks.

	As of January 1	Change in consolidated group	Allocation**	Release	Usage	Transfers, Exchange differences	As of December 31
				in € thousands			
Borrower risks (specific loan-loss provisions)	*182,443*	*9,081*	*277,554*	*(184,953)*	*(15,710)*	*(726)*	*267,689*
Loans and advances to banks	206	141	1	(156)	(22)	(5)	165
of which in Austria	—	—	—	—	—	—	—
of which abroad	206	141	1	(156)	(22)	(5)	165
Loans and advances to customers	182,237	8,940	277,553	(184,797)	(15,688)	(721)	267,524
of which in Austria	3,255	—	660	(816)	—	(177)	2,922
of which abroad	178,982	8,940	276,893	(183,981)	(15,688)	(544)	264,602
*General provisions**	*6,016*	—	*392*	*(1,987)*	—	*(178)*	*4,243*
Subtotal	**188,459**	**9,081**	**277,946**	**(186,940)**	**(15,710)**	**(904)**	**271,932**
Provisions for loan losses arising from off-balance-sheet items	*18,209*	*17*	*24,887*	*(28,295)*	*(10)*	*(945)*	*13,863*
Total	**206,668**	**9,098**	**302,833**	**(215,235)**	**(15,720)**	**(1,849)**	**285,795**

* *General loan-loss provisions pursuant to IAS 30.45.*

** *Allocations including direct write-downs and income received from written-down claims*

(15) Trading assets

Trading assets comprised the following securities and derivative instruments held for trading:

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities	**1,361,817**	**1,346,249**
of which treasury and public-authority bills eligible for refinancing	557,846	731,370
of which other securities issued by the public sector	679,772	481,562
of which bonds and debt securities issued by other issuers	124,199	133,317
Shares and other variable-yield securities	**14,325**	**16,684**
of which shares and other financial instruments	12,933	15,138
of which investment fund units	1,392	1,451
of which other variable-yield securities	—	95
Positive fair values arising from derivative financial instruments	**107,780**	**117,408**
of which interest rate contracts	18,215	16,773
of which exchange rate contracts	89,565	100,636
Total	**1,483,922**	**1,480,341**

(16) Other current financial assets

Other current financial assets contained the following financial instruments:

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities (available-for-sale)	**419,743**	**602,286**
of which treasury and public-authority bills eligible for refinancing	300,684	375,052
of which other securities issued by the public sector	26,472	103,162
of which bonds and debt securities issued by other issuers	63,110	98,112
of which own debt securities	29,477	25,960
Shares and other variable-yield securities (available-for-sale)	**26,932**	**21,452**
of which shares	12,398	13,222
of which investment fund units	14,534	8,230
Fair value of derivatives within the scope of fair-value hedges pursuant to IAS 39	**(2,721)**	**(1,658)**
of which interest rate contracts	(2,721)	(1,658)
Changes in the carrying amounts of hedged items within the scope of fair-value hedges pursuant to IAS 39	**2,519**	**1,698**
of which arising from loans and advances to banks	992	1,619
of which arising from loans and advances to customers	1,527	79
Positive fair values of other derivative financial instruments	**1,008**	**15,307**
of which interest rate contracts	705	1,439
of which exchange rate contracts	303	13,868
Total	**447,481**	**639,086**

Insofar as they satisfy the prerequisites for hedge accounting within the meaning of IAS 39, derivative financial instruments were measured to their fair values (dirty price) in their function as hedging instruments.

The hedged items underlying fair-value hedges are loans and advances to banks and to customers. The hedged risks were interest rate risks.

Pursuant to IAS 39, this item also includes the positive fair values of derivative financial instruments that are neither held for trading nor fair-value hedging instruments within the meaning of IAS 39.

(17) Financial investments

	2002	2003
	in € thousands	
Debt securities and other fixed-interest securities	**167,230**	**426,487**
of which treasury and public-authority bills eligible for refinancing	59,709	72,754
of which other securities issued by the public sector	—	197,010
of which bonds and debt securities issued by other issuers	107,521	156,723
Equity participations	**58,726**	**38,485**
of which other affiliated companies	39,889	16,776
of which companies accounted for using the equity method	9,696	11,403
of which other interests	9,141	10,306
Total	**225,956**	**464,972**

Equity participations measured at amortized cost for which fair values could not be reliably ascertained totalled € 9,079 thousand (2002: € 6,579 thousand).

(18) Intangible fixed assets

	2002	2003
	in € thousands	
Goodwill	34,984	34,975
Other intangible fixed assets	69,916	72,569
Total	**104,900**	**107,544**

(19) Tangible fixed assets

	2002	2003
	in € thousands	
Land and buildings used by the Group for its own operations	102,738	121,256
Other land and buildings	9,740	6,883
Other tangible fixed assets, office furniture and equipment	161,044	197,093
Operating lease	—	8,245
Total	**273,522**	**333,477**

Obligations arising from the use of tangible fixed assets not shown on the balance sheet during the next financial year will come to € 16,352 thousand (2002: € 10,584 thousand). Such obligations during the five years following the year under review will come to € 72,209 thousand (2002: € 48,270 thousand).

(20) Development of fixed assets

	Cost of acquisition or production						
	As of January 1, 2003	Change in consolidated group	Exchange differences	Additions	Disposals	Transfers	As of December 31, 2003
	in € thousands						
Financial investments	**221,309**	**3,149**	**(22,052)**	**299,388**	**(34,848)**	**—**	**466,946**
Debt securities and other fixed-interest securities	168,596	—	(21,775)	293,853	(12,990)	—	427,684
Equity participations	52,713	3,149	(277)	5,535	(21,857)	—	39,262
of which companies accounted for using the equity method	25,132	—	(638)	—	(10,781)	—	13,713
Intangible fixed assets	**163,637**	**1,527**	**(5,898)**	**47,152**	**(11,039)**	**(2,887)**	**192,491**
Goodwill	41,772	—	—	6,206	—	—	47,978
Other intangible fixed assets	121,865	1,527	(5,898)	40,946	(11,039)	(2,887)	144,513
Tangible fixed assets	**552,946**	**58,123**	**(21,448)**	**131,544**	**(110,598)**	**2,887**	**613,454**
Land and buildings used by the Group for its own operations	183,522	20,637	(3,288)	29,015	(45,887)	7,395	191,393
Other land and buildings	13,677	3	(1,468)	711	(2,178)	441	11,186
of which land value of developed land	9	—	—	—	—	—	9
Other tangible fixed assets	355,747	32,616	(16,692)	96,019	(60,600)	(4,949)	402,141
Operating leasing	—	4,867	—	5,800	(1,933)		8,734
Total	**937,892**	**62,799**	**(49,398)**	**478,084**	**(156,486)**	**—**	**1,272,891**

	Write-ups, write-downs, value adjustments			Carrying amounts	
	cumulative	write-ups	write-downs	as of December 31, 2002	as of December 31, 2003
	in € thousands				
Financial investments	**(1,973)**	**2,706**	**(808)**	**225,956**	**464,972**
Debt securities and other fixed-interest securities	(1,195)	384	(199)	167,230	426,487
Equity participations	(778)	2,322	(609)	58,726	38,485
of which companies accounted for using the equity method	1,057	1,971	—	32,739	14,770
Intangible fixed assets	**(84,948)**	**4**	**(34,828)**	**104,900**	**107,544**
Goodwill	(13,003)	—	(6,216)	34,984	34,975
Other intangible fixed assets	(71,945)	4	(28,612)	69,916	72,569
Tangible fixed assets	**(279,977)**	**34**	**(58,621)**	**273,522**	**333,477**
Land and buildings used by the Group for its own operations	(70,138)	—	(6,444)	102,738	121,256
Other land and buildings	(4,303)	—	(1,201)	9,740	6,883
of which land value of developed land	—	—	—	9	9
Other tangible fixed assets	(205,248)	34	(50,818)	161,044	197,093
Operating leasing	(488)	—	(158)	—	8,245
Total	**(366,898)**	**2,744**	**(94,257)**	**604,378**	**905,993**

(21) Other assets

	2002	2003
	in € thousands	
Tax assets	13,184	22,875
of which current tax assets	10,452	9,260
of which deferred tax assets	2,732	13,615
Receivables arising from non-banking activities	40,017	18,221
Prepayments and other deferrals	23,762	75,679
Other assets	60,787	213,910
Total	**137,750**	**330,685**

(22) Deposits from banks

Deposits from banks broke down as follows:

	2002	2003
	in € thousands	
Giro and clearing business	90,765	319,847
Money market business	1,608,773	2,440,697
Long-term finance	1,209,384	2,559,200
Total	**2,908,922**	**5,319,744**

Payables broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	1,110,271	2,529,477
Abroad	1,798,651	2,790,267
Total	**2,908,922**	**5,319,744**

(23) Deposits from customers

Deposits from customers broke down into product groups as follows:

	2002	2003
	in € thousands	
Sight deposits	3,779,019	4,540,211
Time deposits	4,804,144	6,672,180
Savings deposits	782,008	870,381
Total	**9,365,171**	**12,082,772**

Deposits from customers broke down into sectors as follows:

	2002	2003
	in € thousands	
Public sector	473,379	495,405
Commercial customers	4,619,887	6,038,365
Private customers	4,233,756	5,453,117
Other	38,149	95,885
Total	**9,365,171**	**12,082,772**

Payables broke down along geographical lines as follows:

	2002	2003
	in € thousands	
Domestic (Austria)	18,867	24,196
Abroad	9,346,304	12,058,576
Total	**9,365,171**	**12,082,772**

(24) Liabilities evidenced by paper

	2002	2003
	in € thousands	
Issued debt securities	146,777	258,228
Issued money market instruments	—	3,464
Other liabilities evidenced by paper	258,788	171,216
Total	**405,565**	**432,908**

(25) Provisions for liabilities and charges

	As of January 1	Change in consolidated group	Allocation	Release	Usage	Transfers, Exchange differences	As of December 31
			in € thousands				
Severance payments and similar obligations	106	—	154	—	(37)	39	262
Pensions	—	—	35	—	—	7	42
Tax provisions	25,186	253	12,490	(6,262)	(3,857)	892	28,702
for current taxes	11,551	253	7,893	(5,369)	(3,857)	(156)	10,315
for deferred tax liabilities	13,635	—	4,597	(893)	—	1,048	18,387
Other	28,786	17	39,710	(29,442)	(1,549)	59	37,581
Total	**54,078**	**270**	**52,389**	**(35,704)**	**(5,443)**	**997**	**66,587**

Deferred taxes are stated on a subsidiary-by-subsidiary basis and broke down as follows:

	2002	2003
	in € thousands	
Deferred tax assets	2,732	13,615
Provision for deferred tax liabilities	(13,635)	(18,386)
Net tax liabilities	**(10,903)**	**(4,771)**

The deferred tax assets and liabilities derive from the following balance sheet positions:

	2002	2003
	in € thousands	
Provision for loan losses	10,434	15,701
Tangible and intangible fixed assets	2,692	28,642
Deposits from customers	1,848	2,774
Provisions for liabilities and charges	5,068	4,025
Other liabilities	23,202	11,082
Tax loss carry-forward	2,949	2,133
Other balance sheet items	6,270	50,480
Deferred tax assets	**52,463**	**114,837**
Loans and advances to banks	7,252	20,618
Loans and advances to customers	3,815	9,154
Trading assets	25,576	15,025
Financial investments	4,938	3,484
Other liabilities	5,220	30,237
Other balance sheet items	16,565	31,548
Deferred tax liabilities	**63,366**	**110,066**
Net tax liabilities	**(10,903)**	**(4,771)**

(26) Trading liabilities

	2002	2003
	in € thousands	
Negative fair values of derivative financial instruments		
of which arising from interest rate contracts	32,018	25,362
of which arising from exchange rate contracts	89,462	89,481
Total	**121,480**	**114,843**

(27) Other liabilities

	2002	2003
	in € thousands	
Negative fair values of other derivative financial instruments	**5,865**	**19,622**
of which arising from interest rate contracts	5,399	1,758
of which arising from exchange rate contracts	466	9,234
Liabilities arising from non-banking activities	**20,537**	**22,252**
Prepaid income	**13,989**	**22,211**
Other liabilities	**143,417**	**290,214**
Total	**183,808**	**354,299**

(28) Subordinated capital

The subordinated liabilities amounted to € 310,584 thousand (2002: € 193,524 thousand), whereby € 245,433 thousand were provided by Raiffeisen International's parent company, *Raiffeisen Zentralbank Österreich AG* (2002: € 127,612 thousand). The capital is in accordance with the respective EU Directives for Banks.

(29) Equity and Minority Interests

The total equity capital including minority interests of the group consists of:

	2002	2003
	in € thousands	
Equity capital	**814,939**	**924,005**
Subscribed capital	50,000	50,000
Capital reserves	665,102	770,483
Retained earnings	99,837	103,522
Consolidated profit	**103,542**	**178,733**
Minority interests	**227,001**	**275,780**
Total	**1,145,482**	**1.378,518**

The subscribed capital of *Raiffeisen International Bank-Holding AG* is subdivided into 50,000,000 no-par shares.

The development of consolidated equity is shown on page F-56.

(30) Regulatory own funds

Acting as a financial holding company, Raiffeisen International is together with its subsidiaries part of *RZB Credit Institution Group*. Due to this fact, a separate reporting of this subgroup according to Banking Act requirements is not necessary.

The own funds of Raiffeisen International Group within the meaning of BWG (Austrian Banking Act) broke down as follows:

	2002	2003
	in € thousands	
Tier I capital (core capital)	937,688	1,204,364
Tier II capital (additional own funds)	180,439	265,576
Less interests in banks and financial institutions	(47,116)	(14,988)
Eligible own funds	**1,071,011**	**1,454,952**
Tier III capital (short-term subordinated funds)	—	7,931
Total Own Funds	**1,071,011**	**1,462,883**
Total own funds requirement	**742,638**	**1,024,135**
Excess own funds	**328,373**	**438,748**
Excess cover ratio in per cent	44.2%	42.8%
Core capital ratio in per cent	10.8%	10.0%
Own funds ratio in per cent	**11.5%**	**11.4%**

The risk-weighted basis for assessment pursuant to the Austrian Banking Act (banking book) was € 12,042,525 thousand (2002: € 8,387,139 thousand).

The own funds requirement was made up as follows:

	2002	2003
	in € thousands	
Own funds requirement for the banking book under § 22 BWG	670,971	963,402
Own funds requirement for the trading book under § 22b para. 1 BWG	52,257	53,838
Own funds requirement for open currency positions under § 26 BWG	19,410	6,895
Total own funds requirement	**742,638**	**1,024,135**

Additional Notes pursuant to IFRS

(31) Breakdown of remaining terms to maturity

Maturities breakdown as at 31 December 2003:

	Due at call or Without Maturity	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	1,171,777	1,950,903	256,531	58,929	82,362
Loans and advances to customers	732,135	2,439,733	2,794,479	4,236,989	1,503,267
Trading assets	16,685	527,879	394,779	280,757	260,241
Other financial assets available-for-sale	23,126	216,471	212,394	163,013	24,082
Financial investments	38,485	27,295	42,708	341,719	14,765
Deposits from banks	694,024	1,285,574	792,503	2,134,936	412,707
Deposits from customers	5,166,907	5,640,177	958,435	267,310	49,943
Liabilities evidenced by paper	—	102,115	13,958	254,278	62,557
Subordinated capital	—	6,490	34	10,521	293,539

Maturities breakdown as at 31 December 2002:

	Due at Call or Without Maturity	Up to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
		in € thousands			
Loans and advances to banks	392,488	1,890,080	301,378	6,611	128,247
Loans and advances to customers	615,411	1,699,932	2,203,975	2,709,503	1,011,637
Trading assets	14,325	718,194	271,594	357,638	122,171
Other financial assets available-for-sale	28,712	182,141	111,475	101,841	23,312
Financial investments	58,726	645	39,890	116,664	10,031
Deposits from banks	95,669	1,248,322	788,969	602,720	173,242
Deposits from customers	4,283,621	4,180,737	688,385	168,017	44,411
Liabilities evidenced by paper	—	155,054	122,672	107,699	20,140
Subordinated capital	—	140	—	38,691	154,693

(32) Related parties

The stated amounts with affiliated companies refer to the superordinated group (*Raiffeisen Zentralbank* and its affiliated companies).

	2002	2003
	in € thousands	
Loans and advances to banks		
Affiliated companies	498,269	1,210,903
Companies accounted for using the equity method	69	22
Other interests	—	21,248
Loans and advances to customers		
Affiliated companies	396,162	145,993
Companies accounted for using the equity method	—	5
Other interests	16,671	46,693
Trading assets		
Affiliated companies	1,219	1,860
Other financial assets available-for-sale		
Affiliated companies	98	873
Companies accounted for using the equity method	—	15

	2002	2003
	in € thousands	
Deposits from banks		
Affiliated companies	956,032	2,412,081
Companies accounted for using the equity method	13,679	21,254
Deposits from customers		
Affiliated companies	19,602	19,438
Companies accounted for using the equity method	340	130
Other interests	7,218	16,494

(33) Foreign currency items

The consolidated financial statements contain the following volumes of assets and liabilities denominated in foreign currencies:

	2002	2003
	in € thousands	
Assets	10,301,807	13,785,581
Liabilities	10,247,626	13,614,168

(34) Foreign assets/liabilities

Assets and liabilities against counterparties outside Austria broke down as follows:

	2002	2003
	in € thousands	
Assets	14,333,834	18,586,846
Liabilities	12,001,475	15,846,888

(35) Expenditure on subordinated liabilities

During the year under review, expenditure on subordinated liabilities totalled € 9,307 thousand (2002: € 8,420 thousand).

(36) Contingent liabilities and other off-balance-sheet obligations

The following off-balance-sheet obligations existed at year-end:

	2002	2003
	in € thousands	
Contingent liabilities	**1,196,179**	**1,439,163**
of which arising from endorsed bills	1,520	1,329
of which arising from guarantee credits	583,730	665,895
of which arising from other guarantees	464,719	600,855
of which arising from L/Cs	142,419	149,570
of which arising from other contingent liabilities	3,791	21,514
Commitments	**2,601,661**	**3,065,546**
of which due to revocable loan promises/stand-by facilities	1,878,624	1,957,300
up to 1 year	1,299,887	1,018,142
more than 1 year	578,737	939,158
of which other commitments	723,037	1,108,246

(37) Genuine repurchase agreements

The following repurchase and redelivery commitments were in place on 31 December:

	2002	2003
	in € thousands	
Genuine repurchase agreements (as borrower)		
Deposits from banks	7,246	13,083
Deposits from customers	—	1,717
Total	**7,246**	**14,800**

	2002	2003
	in € thousands	
Genuine reverse repurchase agreements (as lender)		
Loans and advances to banks	196,101	1,079
Loans and advances to customers	28,569	44,752
Total	**224,670**	**45,831**

(38) Assets pledged as collateral

The following obligations were securitized by assets shown on the balance sheet:

	2002	2003
	in € thousands	
Deposits from customers	3,200	17,669
Other liabilities	2,172	8,294
Contingent liabilities and credit risks	8,683	17,768
Total	**14,055**	**43,731**

The following assets on the balance sheet were furnished as collateral for the above obligations:

	2002	2003
	in € thousands	
Loans and advances to banks	9,817	37,510
Trading assets	3,199	—
Other financial assets available-for-sale	2,109	3,955
Financial investments	—	4,550
Total	**15,125**	**46,015**

(39) Assets accepted as collateral that could be sold or repledged

In the reporting period no collaterals were accepted, which could be sold or repledged (2002: € 216,518 thousand).

(40) Trust activities

Volumes of trust business outstanding on the balance sheet date that were not shown on the balance sheet developed as follows:

	2002	2003
	in € thousands	
Loans and advances to customers	9,407	11,419
Financial investments	—	5,572
Fiduciary assets	**9,407**	**16,991**
Deposits from banks	310	2,492
Deposits from customers	9,097	8,927
Other trust liabilities	—	5,572
Fiduciary liabilities	**9,407**	**16,991**

(41) Non-interest-bearing assets

The following generally interest-bearing loans were deemed to be non-interest-bearing because the counterparty's financial situation was such that no recovery of funds is to be expected:

	2002	2003
	in € thousands	
Loans and advances to customers	261,661	381,925
Provision for loan losses	(65,652)	(64,332)
Total	**196,009**	**317,593**

(42) Risks arising from financial instruments (Risk Report)

Raiffeisen International as subsidiary and as significant subgroup of *Raiffeisen Zentralbank* is integrated into the risk management system of *RZB*. The following description of the risk management of *RZB* also applies to the transactions of *Raiffeisen International* and its subsidiaries.

Overall risk management and structure

A bank's ability to extensively capture and measure risks, to monitor them in real time and to manage them is becoming an increasingly decisive competitive factor. In order to ensure the long-term success of the *RZB Credit Institution Group* (as defined by European Union directives) and to allow *RZB*'s selective growth in its respective markets, *RZB*'s risk management and risk controlling activities are directed at ensuring the careful handling and professional management of credit and sovereign risks, market and liquidity risks, equity risks and operational risks.

In particular, *RZB*'s risk management concept takes into account the legal framework provided by the Austrian *Bankwesengesetz* (*BWG*: banking act) and the requirements imposed on banks with regard to the limiting of banking risks, whereby special consideration is given to the respective type and scale of transaction.

The Managing Board of *Raiffeisen Zentralbank* is responsible for the implementation of risk policy as is appropriate to each type of risk. *RZB*'s risk policy is an integral part of the bank's overall management, which means that earnings and risk management in all divisions are systematically linked. The stipulation of risk policy, changes therein and its integration into overall bank strategy and bank management procedures are recorded and imparted within the *RZB Credit Institution Group* so that similar risk management procedures can be applied throughout that group.

Risk policy encompasses plans for the development of the bank's business as a whole, among other things according to industry focuses, geographical distribution and divisional subdivisions as well as according to exposure size. In particular, the Managing Board and Supervisory Board lay down limits for all pertinent risks, and they limit agglomerated risks by setting lower and upper limits for major exposures.

The Managing Board of *Raiffeisen Zentralbank* decides which procedures are to be followed in the capturing, measuring and monitoring of risks and defines the associated framework. *RZB* measures all risks on a Group-wide basis applying a value-at-risk (VaR) approach.

The Managing Board is supported in those tasks by independent risk-controlling and risk management units and dedicated committees. The *Risk Management Committee* (*RMK*) reports directly to the Managing Board on a monthly basis and assesses the current risk situation with reference to *RZB*'s risk-bearing capacity and the pertinent risk limits. It assists the Managing Board with the allocation of the risk budget and with risk management. As a cross-divisional body, the *RMK* is responsible for the ongoing refinement and implementation of means of risk measurement and the refinement of the instruments of control and for the maintenance and updating of the framework. Interest-rate risk and risks arising from the structure of the balance sheet are evaluated by the *Assets/Liabilities Committee*. The *Credit Committee* assesses credit risks and the effectiveness of risk management.

The *Risk Management Department* is a service unit that performs the central and independent risk controlling functions required by the *Bankwesengesetz* (*BWG*: banking act). This department's responsibilities consist of drawing up and implementing the common Group-wide risk management guidelines, Group-wide capturing of all risks (credit, sovereign, equity and market risks, operational risks) on a VaR basis, and making impartial risk profile reports to the Managing Board as a whole and to the those responsible for the individual business divisions. The aggregation of those risks into an overall assessment of banking risk and the weighing of that risk against the bank's risk-bearing capacity also provides the basis for risk-adjusted capital allocations and performance measurement.

Notes on Financial Instruments—(Continued)

Risk-bearing capacity and controlling overall bank risk

Once quarterly, the available covering funds (earnings, reserves, equity) are compared with *RZB*'s aggregated risk on a value-at-risk basis in a multistage process. *RZB*'s risk-bearing capacity thereby sets a ceiling on its aggregated banking risk. In addition to actual measured risk, existing risk ceilings are also taken into account. When estimating unexpected losses on an annual basis, (so-called economic capital), *RZB* employs a confidence level of 99.95 per cent. That figure is based on the probability of default implied by *RZB*'s rating. The purpose of calculating economic capital is to ascertain the amount of capital required for the bank's continued existence on a going concern basis even applying extreme-loss scenarios. Based on that level of risk, *RZB* is then able to carry out a risk-adjusted performance measurement (*RAPM*). That in turn is used as a parameter in overall bank management and in the associated capital allocations. Economic capital is currently calculated division-by-division. Further extension of this instrument of control is in preparation.

Relative share of the individual risk types

Share of economic capital of Raiffeisen International as of 31 December 2003


Market Risk
8% (2002: 13%)
Credit Risk
74% (2002: 70%)
Operational Risk
18% (2002: 17%)

Accompanying that procedure, risk (VaR) is also calculated on the basis of a confidence level of 99 per cent. The resulting figure is likewise measured against a corresponding estimate of risk-bearing capacity.

Market risk

RZB defines market risk as the risk of possible losses arising from changes in the market due to fluctuating or changing interest rates, foreign exchange rates, share prices and prices in general. This risk category embraces both trading book and banking book positions. Risky positions are the result either of business done for customers or our deliberate assumption of positions and are managed by the Treasury and Investment Banking Divisions.

RZB approves, measures, monitors and manages market risks by setting a variety of ceilings. The overall limit is set by the Managing Board as a whole on the basis of the bank's risk-bearing capacity and earnings forecasts. That limit is apportioned on the basis of a coordinated proposal made by the particular department, Central Risk Management and the responsible member of the Managing Board. The setting of individual limits at book level will vary depending on the different risk factors. Besides value-at-risk (VaR) limits, those limits may include volume and position limits as well as sensitivity limits (basis-point value, delta, gamma, vega) and stop-loss limits, depending on the type of transaction. Options may only be entered into by appropriately trained dealers. Positions and limits undergo daily scrutiny on a Group-wide basis.

Value-at-risk is of central importance in setting limits. It is calculated daily for Raiffeisen Zentralbank and weekly for *RZB* as a whole using a variance-covariance matrix and applying a confidence interval of 99 per cent. Options are captured using delta-gamma approximations. Market data are taken from the preceding year applying a holding period of 10 days. The informative value and reliability of the value-at-risk approach based on past market developments for *Raiffeisen Zentralbank* are checked daily using appropriate backtesting.

The ascertained value-at-risk figures forecast maximum losses under normal market conditions but do not contain any specific information about the effects of exceptional extreme market movements. To take such events into account, *RZB* carries out weekly defined stress tests that capture the biggest daily market movements in the preceding five years. That procedure allows the simulation of crisis situations and of major fluctuations in market parameters and shows the impact of major fluctuations in market parameters on positions. The results are an important substructure for the management of risks.

Risk figures (99% VaR, 10-day) for market risk in the trading books, by risk type:

	VaR as of December 31, 2003	Average-VaR	Minimum VaR	Maximum VaR
		in € thousands		
Interest risk	6,421	2,389	153	6,421
Exchange risk	17,262	13,948	6,174	17,371
Price risk	473	703	99	1,526

RZB uses the standard methodology within the meaning of the Capital Adequacy Directive to calculate its own funds requirement for the trading book. *RZB*'s management and monitoring of market risks and, in particular, the calculation of the associated own funds were audited by *Oesterreichische Nationalbank* (*OeNB*: Austrian national bank) in 2002. The results of the audit were satisfactory.

Alongside value-at-risk measurement, interest-rate risks in the banking book are also estimated using classical means of capital and interest rollover analyses. Furthermore, because of the special importance and complexity of interest-rate risk in the banking book, *RZB* also employs interest-income scenarios and simulations. Managing the structure of the Balance Sheet is a core task of the Central Treasury and of the local banks, which receive support from the Assets/Liabilities Committee in the performance of that task. Since 2002, interest-rate risk has been the subject of quarterly reporting within the scope of the interest-rate risk statistics submitted to the supervisory authorities. The reports also capture the change in present values as a percentage of own funds in line with the requirements of Basel II.

Interest roll-over gaps in Raiffeisen International as of 31 December in € thousands:

Interest gap 2003	more than 6 to 12 months	more than 1 to 2 years	more than 2 to 5 years	more than 5 years
EUR	(10,383)	(49,429)	17,742	(10,365)
USD	(33,828)	14,225	8,785	2,484
Other	(187,256)	(162,916)	154,188	96,483

Change in the present value of *Raiffeisen International*'s banking book as of 31 December 2003 (€ thousands) given a parallel increase in interest rates of one basis point:

Present Value Change 1 BP	more than 6 to 12 months	more than 1 to 2 years	more than 2 to 5 years	more than 5 years
EUR	0,8	8,9	- 7,5	6,0
USD	2,6	- 1,8	- 3,7	- 1,3
Other	14,9	30,5	- 56,7	- 53,3

Credit risk

Credit risks within the *RZB Credit Institution Group* consist mainly of the default risks that arise from business with private and corporate customers, other banks and sovereign borrowers. Default risk is the risk that a customer will not be able to fulfil contractually agreed financial obligations. However, one also distinguishes between migration risks (caused by deteriorations in customers' creditworthiness) and country risks. Country risks include transfer and convertibility risks and political risk. *RZB*'s proactive control of country risks takes place on the basis of the country risk policy laid down by the Managing Board (as prepared by the Country Risks Committee). This committee is made up of representatives of the various divisions and Risk Management. The assessment of risks associated with sovereign institutions is based on a ten-tier rating model that captures both macroeconomic factors and qualitative indicators. Each country limit takes into account transfer-risks arising from transactions net of any third-country collateral.

Notes on Financial Instruments—(Continued)

Raiffeisen International Group's loans and advances to banks and customers, including securities, and off-balance-sheet transactions broke down as follows, by region (country risk):

	2002		2003	
	in € thousands	in %	in € thousands	in %
Hungary	3,254,735	19.8	3,996,615	17.8
Slovakia	3,299,556	20.1	3,840,974	17.1
Croatia	1,847,748	11.2	2,353,308	10.5
Czech Republic	1,545,722	9.4	1,966,763	8.8
Poland	1,608,384	9.8	1,910,618	8.5
European Union	1,637,098	10.0	2,667,997	11.9
Others	3,249,687	19.7	5,724,919	25.4
Total	**16,442,930**	**100.0**	**22,461,194**	**100.0**

Raiffeisen International's credit risks are monitored and analyzed both on an individual loan and customer-by-customer basis and on a portfolio basis. Credit risk management and lending decisions are based on the credit risk policy approved by the Managing Board. Besides new lending, lending decisions also concern overdrafts, increases in credit lines, renewals and risk-related changes in circumstance compared with when the original decision to lend was made (e.g. collateral, purpose of loan) as well as the setting of limits for particular borrowers (e.g. issuer limits) and equity participations.

Depending on the type, scope, complexity and risk content of the credit exposure, two votes of approval from Front Office and Back Office are always required for loan decisions and to endorse the regular re-evaluations of counterparty risks within the *RZB Credit Institution Group*. In the event that the individual authorized parties vote differently, the structure of authorities within the group provides for escalation to the next level of authority.

RZB's internal system for controlling credit risks encompasses every form of monitoring measure that is directly or indirectly integrated into the processes that are being monitored. Against the background of the new capital adequacy framework for banks that is currently emerging (Basel II), the seamless management, monitoring and control of credit risks within the *RZB Credit Institution Group* are thus assured.

A separate Work-Out Unit is responsible for processing troubled loans. It mainly handles medium-sized to large cases. However, troubled loans are also handled by the in-house Legal Department and/or with the help of external specialists (in coordination with the Work-Out Unit). The Work-Out Unit plays a decisive role in the presentation and analysis of provisions for loan losses (write-downs, value adjustments, provisioning), making it possible to reduce losses arising from troubled loans. All cases in which restructuring or settlements take place are analyzed by *Raiffeisen Zentralbank* to discover their causes. Lending processes are then adapted as necessary on the basis of the results of such analyses.

Risk classification procedures for assessing default risk (rating procedures, scoring models) are used by the *RZB Credit Institution Group* when assessing creditworthiness so as to provide the independent assessment of credit risk (as required among others by Basel II) and, in future, to calculate regulatory own funds using an internal ratings based approach (IRB). The analysis of customer creditworthiness is thus at the heart of credit risk management.

The rating models for corporate customers and financial institutions ranks creditworthiness in ten increments. They are employed throughout the Group. In addition, a separate rating model currently in trial operation has been developed for specialized lending transactions. In future, it too is to be used to implement the IRB approach throughout the *RZB Credit Institution Group*. All of the bank's default definitions have also been adapted in readiness for the IRB approach and the revised definitions have been applied thought the *RZB Credit Institution Group* within the scope of its Basel II project.

According to the *RZB Credit Institution Group*'s definition, default takes place if a customer is in default with regard to a material bank receivable for at least 90 days, if the customer is the subject of insolvency or similar proceedings, if a provision or direct write-off has been carried out to a customer account receivable, or if

Credit Risk Management have adjudged a customer account receivable to be not wholly collectible and the Work-Out Unit is considering nursing the customer's account.

A separate rating and defaults database was therefore set up to capture and evaluate customer loan losses within the scope of the Basel II project. It is to be put into operation for backtesting purposes within the *RZB Credit Institution Group* at the end of 2006. Migration risk is estimated using the credit metrics method, and additional portfolio assessments are carried out. In addition to a breakdown of customer creditworthiness, a breakdown into industrial segments will also be carried out in accordance with ÖNACE classification rules.

The following table shows a breakdown of all claims to customers of *Raiffeisen International Group*—including securities and off-balance-sheet transactions:

	2002		2003	
	in € thousands	in %	in € thousands	in %
Manufacturing	3,068,010	24.3	3,985,208	23.3
Retailing and wholesaling	2,352,826	18.6	3,390,407	19.9
Private households	1,583,672	12.5	2,510,497	14.7
Public administration, social insurance	1,306,234	10.3	1,856,097	10.9
Real estate	1,093,441	8.6	1,511,658	8.9
Others	3,240,224	25.7	3,825,186	22.3
Total	**12,644,407**	**100.0**	**17,079,053**	**100.0**

Equity risk

The banking book also contains risks arising from listed and unlisted equity participations. They are captured separately under this risk heading. The methodology used for the value-at-risk measurement and risk-capital assessment of equity participations is comparable to the methodology used to capture the price risk within market risk. However, in the light of the long-term strategic nature of equity participations, annual volatilities based on periods of observation of several years are also brought into the calculation. RZB does not include strategically and operatively controlled Group subsidiaries under this risk heading because their risks are calculated as credit, market and operational risk on a consolidated level.

Liquidity risk

RZB defines liquidity risk as the risk that the bank could be unable to meet its current and future payment obligations in full or in good time. The tasks of managing liquidity and liquidity risk and, in turn, of ensuring the bank's solvency at all times are performed both centrally—by the Treasury Division in Vienna—and on a decentralized basis by the local banks. An internal monitoring system records and analyzes cash flows by currency both for each location and globally on a weekly basis. The bank maintains liquid portfolios of securities to ensure its liquidity in various currencies, carries out liquidity balancing at regular intervals and prepares cash-flow forecasts.

Operational risks

In line with Basel II, RZB defines operational risk as the risk of unexpected losses resulting from the inadequacy or failure of internal procedures, personnel or systems or arising from external events. As is the case with other types of risk, the principle of functional separation into risk management and risk controlling also applies to operational risk. Based on the existing rough approximation of "operational value-at-risk", the bank's own historical data for each defined category and the requirements that will be imposed by the new capital accord, RZB is working on the refinement of its quantification methods to allow it to generate more precise predictions of the distributions of incidences and loss volumes.

The use of questionnaire-based Risk Control Self Assessment (RCSA) as a tool for qualitative evaluation will be supplemented by the bank's quality management and process optimization projects, which will above all allow the early recognition of flaws.

(43) Derivative financial instruments

The total volume of unsettled derivative financial instruments broke down as follows at year-end 2003:

	Nominal Amounts Remaining Term to Maturity				Market Values	
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total	Positive	Negative
			in € thousands			
Total	**6,439,344**	**752,125**	**204,264**	**7,395,733**	**128,495**	**(114,503)**
a) Interest rate contracts	**927,358**	**641,353**	**204,264**	**1,772,975**	**18,464**	**(21,877)**
OTC products:						
Interest swaps	86,944	626,718	204,264	917,926	16,140	(19,550)
Forward rate agreements	840,414	14,635	—	855,049	2,324	(2,327)
b) Exchange rate and gold contracts	**5,501,438**	**110,772**	**—**	**5,612,210**	**110,031**	**(92,462)**
OTC products:						
Currency and interest swaps	18,131	20,473	—	38,604	1,753	(5,356)
Forward exchange deals	4,961,764	83,511	—	5,045,275	106,166	(84,129)
Currency options—buys	253,084	3,394	—	256,478	1,705	—
Currency options—sells	225,912	3,394	—	229,306	—	(2,518)
Products traded on a stock exchange:						
Currency futures	42,547	—	—	42,547	407	(459)
c) Equity/index contracts	**10,548**	**—**	**—**	**10,548**	**—**	**(164)**
Equity/index futures	10,548	—	—	10,548	—	(164)

The total volume of unsettled derivative financial instruments broke down as follows at year-end 2002:

	Nominal Amounts Remaining term to maturity				Market Values	
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total	Positive	Negative
			in € thousands			
Total	**9,312,769**	**220,301**	**20,663**	**9,553,733**	**139,519**	**(155,215)**
a) Interest rate contracts	**4,874,477**	**220,301**	**20,663**	**5,115,441**	**16,983**	**(27,631)**
OTC products:						
Interest swaps	170,289	220,301	20,663	411,253	5,546	(12,439)
Interest futures	4,704,188	—	—	4,704,188	11,437	(15,192)
b) Exchange rate and gold contracts	**4,438,292**	**—**	**—**	**4,438,292**	**122,536**	**(127,584)**
OTC products:						
Currency and interest swaps	31,783	—	—	31,783	1,974	(4,170)
Forward exchange deals	4,267,285	—	—	4,267,285	119,376	(122,125)
Currency options—buys	46,571	—	—	46,571	369	—
Currency options—sells	53,593	—	—	53,593	—	(896)
Products traded on a stock exchange:						
Currency futures	39,060	—	—	39,060	817	(393)

(44) Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Insofar as market prices were available (which was mainly the case for securities and derivative instruments traded on stock exchanges and functioning markets), they were used. All other financial instruments were valued using internal measurement models, including in particular present value models or accepted option price models, or we made use of external expert opinions (e.g. in the case of investment properties).

Fixed-interest receivables from and payables to banks or customers were only remeasured to fair values different from their carrying amount on the balance sheet if they had a remaining term of more than one year.

Notes on Financial Instruments—(Continued)

Variable-interest receivables are only taken into account when an interest rollover period of more than one year applies. Only in those cases does discounting based on an interest rate in line with market rates have a significant effect.

	2002			2003		
	Fair value	Carrying amount	Difference	Fair Value	Carrying amount	Difference
Assets			in € thousands			
Loans and advances to banks	2,725,751	2,718,804	6,947	3,520,443	3,520,502	(59)
Loans and advances to customers	8,366,483	8,240,458	126,025	11,775,956	11,706,603	69,353
Financial investments	238,301	225,956	12,345	465,471	464,972	499
Intangible and tangible fixed assets	378,422	378,422	—	441,021	441,021	—
Liabilities						
Deposits from banks	2,898,248	2,908,922	(10,674)	5,284,142	5,319,744	(35,602)
Deposits from customers	9,359,284	9,365,171	(5,887)	12,038,363	12,082,772	(44,409)
Liabilities evidenced by paper	405,702	405,565	137	433,003	432,908	95
Subordinated capital	193,862	193,524	338	310,759	310,584	175

Other Notes

(45) Average number of staff

The average number of staff during the year under review amounted to 17,299 (2002: 12,100).

When calculating the averages, we took into account newly integrated companies on a prorated basis according to the time of their first-time consolidation.

(46) Boards and Officers

The company's *Managing Board* was made up as follows:

Herbert Stepic, Chairman, Vienna
Heinz Hödl, Deputy-Chairman, Vienna
Heinz Wiedner, Hagenbrunn
Rainer Franz, Bratislava (since January 20, 2003)

The elected *Supervisory Board* was made up as follows in 2003:

Walter Rothensteiner, Chairman
Manfred Url, Deputy-Chairman
Karl Stoss
Karl Sevelda

Vienna, April 16, 2004

The Managing Board

Herbert Stepic

Heinz Hödl

Heinz Wiedner

Rainer Franz

Auditors' Report

We have audited the accompanying consolidated financial statements of *Raiffeisen International Bank-Holding AG as of December 31, 2003*. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of *Raiffeisen International Bank-Holding AG as of December 31, 2003*, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Vienna, April 23, 2004

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Walter Knirsch — Johann Mühlehner
Wirtschaftsprüfer und Steuerberater
(Austrian Certified Public Accountants)

Consolidated Group

The presented interest reflects Raiffeisen International's share in the respective equity participation.

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[(1)]	Type[(2)]
	in thousands		in %	in %	
Ericio Handels - und Beteiligungs GmbH, Vienna [AT]	35	EUR	100.0		OT
GSI Group Software Investment AG, Zug [CH]	29,400	CHF	100.0		BR
Raiffeisen Auto Leasing Kft., Budapest [HU]	20,000	HUF	73.6		FI
Raiffeisenbank (Bulgaria) EAD, Sofia [BG]	26,479	BGN	100.0		BA
Raiffeisenbank d.d. Bosna i Hercegovina, Sarajevo [BA]	44,833	BAM	97.0		BA
Priorbank JSC, Minsk [BY]	25,801,090	BYR	61.4		BA
Raiffeisenbank a.s., Prague [CZ]	2,500,000	CZK	51.0		BA
Raiffeisenbank Austria d.d., Zagreb [HR]	423,540	HRK	75.0		BA
Raiffeisen Bank Rt., Budapest [HU]	26,904,240	HUF	72.1		BA
Raiffeisen-RBHU Holding GmbH, Vienna [AT]	237	EUR	70.3		OT
Raiffeisen Bank Kosovo J.S.C., Prishtina [CS]	9,930	EUR	100.0		BA
Raiffeisen Bank Polska S.A., Warsaw [PL]	407,005	PLN	100.0		BA
Raiffeisen Bank S.A., Bucharest [RO]	6,961,478,628	ROL	99.2		BA
ZAO Raiffeisenbank Austria, Moscow [RU]	3,516,340	RUB	100.0		BA
Raiffeisen Krekova Banka d.d., Maribor [SI]	2,058,000	SIT	97.3		BA
JSCB Raiffeisenbank Ukraine, Kiev [UA]	145,036	UAH	100.0		BA
Raiffeisenbank a.d., Belgrade [CS]	1,499,138	CSD	90.0		BA
Raiffeisen Informatik Service Ausland Gesellschaft mbH, Vienna [AT]	37	EUR	99.0		BR
Raiffeisen Mandatory Pension Fund Management d.d., Zagreb [HR]	110,000	HRK	75.0		FI
Raiffeisen-Leasing, s.r.o., Prague [CZ]	50,000	CZK	63.0		FI
Raiffeisen-Leasing d.o.o., Zagreb [HR]	15,000	HRK	75.0		FI
Raiffeisen Lizing Rt., Budapest [HU]	225,620	HUF	73.6		FI
Raiffeisen-Leasing International Gesellschaft m.b.H., Vienna [AT]	36	EUR	75.0		OT
RLI Holding Gesellschaft m.b.H., Vienna [AT]	40	EUR	75.0		OT
Raiffeisen-Leasing Polska S.A., Warsaw [PL]	10,500	PLN	87.5		FI
Raiffeisen-Leasing Real Estate, s.r.o., Prague [CZ]	10,000	CZK	69.0		FI
Raiffeisen Leasing S.R.L., Bucharest [RO]	76,434,000	ROL	87.1		FI
OOO Raiffeisen-Leasing, Moscow [RU]	22,000	RUB	87.5		FI
Raiffeisen Leasing d.o.o., Ljubljana [SI]	415,800	SIT	75.0		FI
Raiffeisen Leasing d.o.o., Belgrade [CS]	62,816	CSD	82.5		FI
Raiffeisen-Unic-Holding Aktiengesellschaft, Vienna [AT]	79	EUR	59.3		OT
SINESCO Kft., Budapest [HU]	3,000	HUF	73.6		OT
Tatra Banka a.s., Bratislava [SK]	1,004,320	SKK	72.4		BA
Tatra Group Finance, s.r.o., Bratislava [SK]	314,100	SKK	72.4	3.2	BR
Tatra Group Servis spol.s.r.o., Bratislava [SK]	370,000	SKK	72.4	0.4	BR
Tatra Leasing spol. s r.o., Bratislava [SK]	200,000	SKK	73.8		FI
UMBRA Handels - und Beteiligungsgesellschaft m.b.H., Vienna (AT)	500	ATS	100.0		OT

Equity Participations

Interests accounted for in the consolidated financial statements using the equity method

The presented interest reflects Raiffeisen International Group's share in the respective equity participation.

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
	in thousands		*in %*	*in %*	
Raiffeisen Securities and Investment Rt., Budapest [HU]	2,210,000	HUF	40.0		FI
Raiffeisen stambena štedionica d.d., Zagreb [HR]	70,000	HRK	26.0		BA
Raiffeisen stavebni sporitelna a.s., Prague [CZ]	650,000	CZK	25.0		BA

Other equity participations

The presented interest reflects Raiffeisen International Group's share in the respective equity participation which are valued either at cost or fair value.

Not integrated affiliated companies

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[1]	Type[2]
	in thousands		*in %*	*in %*	
OOO RBA-Finance, Moscow [RU]	10	RUR	100.0		FI
ACTIUNI NATIONALE S.A.—societate in lichidare, Bucharest [RO]	5,000,000	ROL	90.5		FI
Alfa Ász Kft., Budapest [HU]	3,000	HUF	100.0		FI
AXEN spol.sr.o., Bratislava[SK]	48,610	SKK	100.0		BR
Belvárosi Ingatlanok Kft, Budapest [HU]	3,000	HUF	86.9	86.9	OT
Belvárosi Irodaház Kft., Budapest [HU]	921,670	HUF	86.9	86.9	OT
CTH Real s.r.o., Bratislava [SK]	25,053	SKK	72.4	72.4	BR
Dom-office 2000, Minsk [BY]	834,781	BYR	100.0		OT
ELIOT, s.r.o., Bratislava [SK]	200	SKK	100.0		BR
F-Spektrum, s.r.o., Bratislava [SK]	200	SKK	100.0		FI
Konsorcjum Raiffeisen Atkins Zarzadzanie Funduszami S.A., Wroclaw [PL]	500	PLN	72.1	36.7	FI
Market Investment Group d.o.o., Sarajevo [BA]	500	BAM	100.0		FI
Miriada d.o.o. V Stecaju (in Bankruptcy), Maribor [SI]	1,500	SIT	100.0		OT
Priorleasing, Minsk [BY]	500,000	BYR	100.0		FI
Raiffeisen BROKERS doo, Sarajevo [BA]	150	BAM	100.0		FI
Raiffeisen Business Premises d.o.o., Zagreb [HR]	1,000	HRK	100.0		BR
Raiffeisen Capital & Investment Polska S.A. w likwidacji, Warsaw [PL]	4,000	PLN	100.0		FI
Raiffeisen Capital & Investment Romania S.A., Bucharest [RO]	16,000,000	ROL	100.0		FI
Raiffeisen consulting Ltd., Zagreb [HR]	14,900	HRK	100.0		FI
Raiffeisen Economic and Financial Consulting Ltd., Budapest [HU]	20,000	HUF	85.8		FI
Raiffeisen Faktoring Sp. z.o.o., Warsaw [PL]	3,848	PLN	100.0		FI
Raiffeisen Ingatlan Vagyonkezelö Kft., Budapest [HU]	3,000	HUF	97.9	7.9	BR
Raiffeisen INSURANCE d.d., Sarajevo [BA]	3,000	BAM	84.0		OT
Raiffeisen Invest d.o.o., Zagreb [HR]	8,000	HRK	100.0		FI
Raiffeisen Pension Insurance d.o.o., Zagreb [HR]	7,400	HRK	100.0		FI
Raiffeisen Property Lízing Rt., Budapest [HU]	50,000	HUF	100.0		BR
RAIFFEISEN Real Estate Management Company Ltd., Budapest [HU]	20,000	HUF	99.5		BR
RAIFFEISEN SERVICES EOOD, Sofia [BG]	5	BGN	100.0		BR
Raiffeisen Services SRL, Bucharest [RO]	10,000	ROL	99.4	79.4	BR
Raiffeisen Üzemeltetö Kft., Budapest [HU]	6,000	HUF	86.9	86.9	OT

Company, Headquarters [Country]	Subscribed Capital in Currency in thousands		Interest in %	Of which Indirect[1] in %	Type[2]
Raiffeisen Voluntary Pension Fund Management d.o.o., Zagreb [HR]	25,945	HRK	100.0		FI
Raiffeisen-Agent Pénzügyi Kft., Budapest [HU]	3,000	HUF	100.0		BR
RENT CC, spol.s.r.o., Bratislava [SK]	200	SKK	100.0		FI
RENT PO, spol. s.r.o., Bratislava [SK]	200	SKK	100.0		FI
Return s.r.o., Bratislava [SK]	27,100	SKK	72.4	72.4	BR
RLP Gergely u. Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
RLP Somlói út Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
RLRE Alpha Property s.r.o., Prague [CZ]	200	CZK	100.0		FI
RLRE Beta Property, s.r.o., Prague [CZ]	200	CZK	100.0		FI
RLRE Delta Property, s.r.o., Prague [CZ]	200	CZK	100.0		OT
RLRE Eden Invest, s.r.o., Prague [CZ]	72,004	CZK	78.6	78.6	OT
RLRE Epsilon Property, s.r.o., Prague [CZ]	200	CZK	100.0		OT
RLRE Gamma Property, s.r.o., Prague [CZ]	100	CZK	100.0		FI
RLRE Hotel Ellen, s.r.o., Prague [CZ]	100	CZK	100.0		OT
SCT Kárász u. Kft., Budapest [HU]	3,000	HUF	100.0		FI
SCT Obi 1 Kft., Budapest [HU]	3,000	HUF	100.0		OT
SCT Tündérkert Kft., Budapest [HU]	3,000	HUF	100.0		BR
SCTAI Angol Iskola Kft., Budapest [HU]	3,000	HUF	57.9	57.9	OT
SCTB Pécs Kft, Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTD Késmárk utca Kft, Budapest [HU]	6,000	HUF	86.9	86.9	OT
SCTD Kondoros Kft., Budapest [HU]	6,000	HUF	86.9	86.9	OT
SCTE Elsö Ingatlanfejlesztö és Ingatlanhasznosító Kft., Budapest [HU]	3,000	HUF	100.0		FI
SCTH Budaörs Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTJ Real Estate Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
SCTM Nyíregyháza Kft., Budapest [HU]	3,.000	HUF	86.9	86.9	OT
SCTO Fogarasi Út Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
SCTS Avas Real Estatement Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTS Szerencs Real Estatement Development Kft., Budapest [HU]	3,000	HUF	86.9	86.9	FI
SCTW Kft., Budapest [HU]	3,000	HUF	86.9	86.9	OT
Seventh´s Line, Minsk [BY]	286,880	BYR	100.0		OT
Szinvapark Kft., Budapest [HU]	100,250	HUF	86.9	86.9	OT
Tatra Asset Management sprav.spol., a.s., Bratislava [SK]	52,000	SKK	96.2		FI
TelPol 3 S.A., Gdansk [PL]	100	PLN	100.0		OT
TG Strom, s.r.o., Bratislava [SK]	5,600	SKK	100.0		BR
TL Leasing s.r.o., Bratislava [SK]	10,000	SKK	100,0		FI

Other interests

Company, Headquarters [Country]	Subscribed Capital in Currency in thousands		Interest in %	Of which Indirect[1] in %	Type[2]
AGRAS-OMNIASIG S.A., Bucharest [RO]	60,924,426	ROL	23.3	4.3	OT
BAMCARD d.o.o., Sarajevo [BA]	335	BAM	3.2		OT
Bankart d.o.o., Procesiranje Placilnih Instrumentov, Ljubljana [SI]	497,300	SIT	2.2		OT
Belarussian currency and stock exchange JSC, Minsk [BY]	127,700	BYR	< 0.1		SE
Bosna Osiguranje d.d., Sarajevo [BA]	3,007	BAM	< 0.1		IN
Budapest Stock Exchange, Budapest [HU]	4,694,460	HUF	< 0.1		SE
Burza cennych papierov a.s., Bratislava [SK]	113,850	SKK	0.3		SE
CENTRALNA TABELA OFERT—CeTO, Warsaw [PL]	6,422	PLN	3.1		OT

Company, Headquarters [Country]	Subscribed Capital in Currency		Interest	Of which Indirect[(1)]	Type[(2)]
	in thousands		in %	in %	
Centrum Zaufania I Certyfikacji—Centrast S.A., Warsaw [PL]	21,000	PLN	1.0		OT
D. Trust Certifikacna autorita, a.s., Bratislava [SK]	10,000	SKK	10.0		OT
EUROMARKET BANKA A.D., Podgorica [CS]	11,200	DEM	5.4		BA
Fondul de Garantare a Creditului Rural S.A., Bucharest [RO]	1,853,800	ROL	26.3		FI
GIELDA POZNANSKA S.A., Poznan [PL]	5,555	PLN	0.9		OT
GIRO Rt., Budapest [HU]	2,496,000	HUF	0.3		OT
Hitelgarancia Rt., Budapest [HU]	4,811,600	HUF	0.2		OT
I.S.C. MUZO a.s., Prague [CZ]	102,000	CZK	2.9		OT
INTEGRA d.o.o., Mostar [BA]	414	BAM	3.6		OT
International Factors Group S.C., Brussels [BE]	35	EUR	1.4		OT
JSC Interregion Stock Union (MFS), Kiev [UA]	1,675	UAH	0.6		OT
KDD Centralna Klirinsko Depotna Druzba d.d., Ljubljana [SI]	260,000	SIT	1.0		OT
Kiev International Stock Exchange, Kiev [UA]	340	UAH	< 0.1		SE
Ljubljanska Borza d.d., Ljubljana [SI]	417,360	SIT	2.3		OT
MasterCard Incorporated, New York [US]	1,000	USD	0.0		OT
MISR Romania Bank S.A.E., Gizeh [EG]	30,000	USD	15.0		BA
Raiffeisen Befektetési Alapkezelõ Rt., Budapest [HU]	100,000	HUF	8.0	8.0	FI
Registrul Roman al Actionarilor S.A., Bucharest [RO]	6,292,000	ROL	10.0		OT
Renault Credit Rt., Budapest [HU]	400,000	HUF	50.0		FI
ROMCARD S.A., Bucharest [RO]	784,364	ROL	20.0		BR
RVS, a. s., Bratislava [SK]	304,000	SKK	0.9		OT
Slomskova Ustanova, Maribor [SI]	325	SIT	7.7		OT
Slovak Banking Credit Bureau, Bratislava [SK]	300	SKK	33.3		BR
Slovenska Zadruzna Kmetijska Banka d.d., Ljubljana [SI]	1,759,152	SIT	6.6		BA
SN DE COMPENSARE, DEC. SI DEP. PENTRU VALORI MOB., Bucharest [RO]	3,818,200	ROL	2.4	0.1	SE
SN De Transfer De Fonduri Si Decontari SA—Transfond, Bucharest [RO]	67,200,00	ROL	2.4		OT
Society for Worldwide Interbank Financial Telekommunication s.c., La Hulpe [BE]	10,793	EUR	0.2		OT
Transilvania LEASING S.A., Brasov [RO]	21,850,000	ROL	9.2		FI
VALUE GROWTH FUND SLOVAKIA B.V., Amsterdam [NL]	160	EUR	6.5		FI

Legend:

(1) Interests held via companies not integrated into the consolidated financial statements (on a proportionate basis).

(2) Company type

BA – Bank
BR – Company rendering banking-related auxiliary services
FI – Financial institution
IN – Insurer
SE – Investment firm
OT – Other